File No. 82-34937

07024001

LIQUOR STORES INCOME FUND

SUPPL

LIQUOR DEPOT LIQUOR WORLD

ANNUAL INFORMATION FORM
For the year ended December 31, 2006

March 30, 2007

TABLE OF CONTENTS

DEFINED TERMS

Please refer to the "Glossary of Terms" in **Schedule "A"** for a list of defined terms used in this annual information form.

FORWARD LOOKING STATEMENTS

This annual information form contains forward-looking statements. All statements other than statements of historical fact contained in this annual information form are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Company. Prospective investors can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this annual information form. Although Management believes that the expectations represented in such forward looking statements are reasonable there can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to: risks relating to government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; labour costs, shortages and relations including the Company's ability to hire and retain staff at current wage levels and the risk of possible future unionization, supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities; dependence of the Fund on LSOT and the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of a substantial amount of its operating cash flow; income tax related risks including those related to the Tax Fairness Plan; and the Vendors' right to approve certain material transactions. These factors should not be construed as exhaustive.

The information contained in this annual information form, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Company.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this annual information form are made as of the date of this annual information form and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

NON-GAAP MEASURES

References in this annual information form to:

- **"EBITDA"** are to earnings before provision for interest, income taxes and amortization; and

- **"distributable cash"** are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in this annual information form.

EBITDA and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada (**"GAAP"**) and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Company's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows.

CORPORATE STRUCTURE

Name, Address and Formation

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Declaration of Trust. The Fund owns all of the LSOT Notes and LSOT Units, and holds, indirectly through LSOT, a 75.60% interest in the Company. The Fund receives, indirectly through LSOT, distributions of distributable cash of the Company.

LSOT is an unincorporated trust established under the laws of the Province of Alberta. LSOT holds Ordinary LP Units and GP Common Shares, representing 75.60% of the LP Units and GP Common Shares, respectively.

Liquor Stores LP is a limited partnership formed under the laws of the Province of Alberta, with the GP as its general partner.

The principal and head office of each of the Fund, LSOT, the GP and Liquor Stores LP is located at Suite 1120, 10325 – 101st Street, Edmonton, Alberta, T5J 3G1. The registered office of the GP is located at Suite 2500, 10303 Jasper Avenue, Edmonton, Alberta T5J 3N6

Intercorporate Relationships

The following chart illustrates the structure of the Fund as at the date hereof.


Public Unitholders
100% Units
Liquor Stores Income Fund (Alberta) (the "Fund")
100% (LSOT Units and LSOT Notes)
Liquor Stores Operating Trust (Alberta)
Vendors
75.60%[1]
24.40%[2]
Liquor Stores Limited Partnership[3] (Alberta) and Liquor Stores GP Inc.[4] (Federal)

Notes:

(1) Ordinary LP Units and GP Common Shares, representing 75.60% of the LP Units and GP Common Shares.

(2) Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 24.40% of the LP Units and GP Common Shares.

(3) Liquor Stores LP currently operates 105 retail liquor stores.

(4) The GP holds all of the outstanding GP Units.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On September 28, 2004, the Fund completed its initial public offering of Units. The Fund issued 4,300,000 Units at $10 per Unit for gross proceeds of $43,000,000. The Fund used the proceeds of the offering to indirectly acquire a 50.6% interest in Liquor Stores LP. Liquor Stores LP subsequently used these proceeds and borrowings under its Credit Facility to acquire 50 retail liquor stores and related assets (collectively, the "**Purchased Assets**") from Liquor Depot and Liquor World for total consideration consisting of $55,445,706 in cash, 2,075,000 Exchangeable LP Units, 2,125,000 Subordinated LP Units and 4,200,000 GP Common Shares and the assumption of the accounts payable and certain current liabilities related to the Purchased Assets (collectively, the "**Acquisition**"). The remaining 49.4% interest in Liquor Stores LP was held by Liquor Depot and Liquor World. With the completion of the Acquisition, the Fund became Alberta's largest liquor store retailer by number of stores.

The Units commenced trading on the TSX at the opening on September 28, 2004 under the symbol "LIQ.UN".

On March 2, 2005, the Fund closed a private placement of 1,830,000 Units at a price of $16.40 per Unit for gross proceeds of approximately $30 million. A portion of the net proceeds of the private placement was used by Liquor Stores LP to acquire 13 new liquor stores and related assets located in Alberta during February and March of 2005. Liquor Stores LP acquired all 10 of the stores operated by the Last Call Group and three independently owned and operated stores. The Last Call Group was the fifth largest independent chain of liquor stores in Alberta prior to its acquisition by Liquor Stores LP.

The Fund increased its annual distribution level by $0.075 per Unit from $1.00 to $1.075 ($0.08958 per month), commencing with the distribution paid to Unitholders of record on May 31, 2005.

In the last half of 2005, Liquor Stores LP acquired seven retail liquor stores in Alberta and two in British Columbia and also developed and opened one retail liquor store in Alberta.

The Fund increased its annual distribution level by $0.125 per Unit from $1.075 to $1.20 ($0.10 per month) commencing with the distribution paid to Unitholders of record January 31, 2006.

On March 15, 2006, the Fund and certain members of the Vendor Group (the "**Selling Unitholders**") completed a new issue and secondary offering of 2,427,132 Units. The Fund issued 1,600,000 Units from treasury for gross proceeds of $32,400,000 and the Selling Unitholders sold 827,132 Units for gross proceeds of $16,749,423.

On May 12, 2006, the Unitholders of the Fund approved an amendment to the Declaration of Trust to expand the operations and activities the Fund was permitted to participate in so that the Fund could take advantage of other opportunities.

On October 2, 2006, the Fund completed a new issue and offering of 1,600,000 Units for gross proceeds of $35.7 million. The net proceeds are being used to take advantage of acquisition opportunities to develop and open new stores and for general corporate purposes.

The Fund increased its annual distribution by $0.0167 per Unit from $1.20 to $1.40 ($0.1167 per month) commencing with the distribution paid to Unitholders of record October 31 2006.

During 2006, Liquor Stores LP acquired 20 retail liquor stores in Alberta and two in British Columbia and also developed and opened seven liquor stores in Alberta and one liquor store in British Columbia.

On February 7, 2007 the Fund announced that it would increase annual cash distributions by $0.10 from $1.40 to $1.50 ($0.125 per month) commencing with the payment to Unitholders of record March 30, 2007.

On February 28, 2007, Liquor Stores LP acquired Royal Liquor, a high volume retail liquor store in Calgary, Alberta. A restrictive covenant in the lease for the acquired store required the closure of an existing small store in Calgary.

DESCRIPTION OF THE BUSINESS

Overview

The Company is the largest liquor store retailer in Alberta by number of stores and, in management's estimation, one of the two largest by revenue. The Company currently operates 105 stores, 80 of which are located in or near the urban centres of Edmonton, Calgary and Vancouver.

Before the Acquisition, Liquor Depot and Liquor World had been in business since privatization of the Alberta retail liquor distribution system in 1993. Liquor Depot, founded by Company Chief Executive Officer Irving Kipnes, opened its first store in December 1993 and Liquor World, founded by Company Chairman Henry Bereznicki, opened its first store in January 1994. Before the Fund's initial public offering, Liquor Depot and Liquor World were the largest and fourth largest liquor store retailers in Alberta by number of stores operated with 28 and 21 stores, respectively.

Operating Stategies

Management pursues the following operating strategies.

Convenience — Management believes that convenience is the primary consideration for liquor store customers and that location is therefore a significant factor in the success of a liquor store. The Company capitalizes on the commercial real estate development and leasing expertise and relationships of Management in selecting and securing suitable store locations. The Company's business model is based on highly visible and accessible store locations, anchored by major retailers and close to residential areas. The Company endeavours to locate its stores in areas where access to customers is maximized such as near grocery stores or on main arteries in or near residential areas. Of the Company's 105 stores, 73 are located in or near shopping centres with major grocery stores or other anchor tenants such as Safeway, IGA/Sobeys, Save-On Foods, London Drugs, Shoppers Drugmart and mass merchants. In most cases, the Company has negotiated the exclusive right for retail sales of beer, wines and spirits for off premises consumption in the shopping centres where its stores are located. **See also "Description of the Business – Store Leases".**

Urban Focus — The Company focuses its operations in urban centres such as the Calgary and Edmonton metropolitan areas where opportunities exist for larger per store revenues and where Management believes that more substantial population increases are likely to occur. Of the Company's 105 stores, 42 are located in or near the City of Edmonton, 35 are located in or near the City of Calgary, one in Lethbridge, three in Red Deer, two in Grande Prairie, three are located in the City of Vancouver, one is located near the City of Victoria, two are located in Kelowna and one is located in Kamloops. Other communities served include, in Alberta, Fort McMurray (5 stores), Slave Lake (3 stores), Canmore (2

stores), Edson (2 stores), Banff (1 store) and High River (1 store) and, in British Columbia, Chilliwack (1 store).

Store Operations — The Company designs its stores to optimize traffic flow and present its product in an upscale environment. Management believes that the Company's emphasis on design, furniture, fixtures and equipment provides an attractive look and reduces ongoing maintenance and refurbishment costs. Product selection is tailored to each location and varies between 1,000 and 4,000 wine, spirit, cooler and beer items, providing a substantially larger product selection and inventory than the industry average.

Effective Sales Staff - The Company endeavours to maintain product knowledgeable managers and line staff through frequent seminars and training. Store managers annually spend two or three days receiving training on policies, operations and loss prevention from the Company's store operations manager. The majority of store managers are promoted from the Company's sales staff and supervisors. New store managers also spend two weeks working with an existing store manager to get "hands on" experience with the day-to-day operations of a store. All new staff members receive training in Company policies and operations overview, loss prevention, robbery prevention and basic product knowledge.

Inventory and Pricing Strategy - The Company's stores generally carry between 1,000 and 4,000 products. The Company provides a large selection in all product categories, especially wine, coolers, import beers, liqueurs and scotch, and offers value products in every category possible. Product selection is customized at each store to adapt to local demand and large fine wine selections are maintained at several of the Company's stores, with separate areas and specially trained and knowledgeable staff. The Company's larger scale of operations enables it to carry a wider variety and larger inventory of products than most of its competitors.

The Company also supplies products on a wholesale basis to a number of restaurants, golf courses, nightclubs, and other licensees.

As customer purchases are made predominantly on a convenience basis, the Company prices its products competitively but does not seek to position itself as a "discounter".

When required the Company's utilizes credit facilities to finance inventory, which typically turns over an average of four times per year. **See "Material Contracts - Credit Facility".**

Targeted Advertising — The Company uses advertising to generate brand and location awareness for its stores within their local markets. The Company conducts advertising programs with mail and flyer advertising in local newspapers and mail drops to maintain local consumer awareness of specific stores and their location. Most of the advertising is associated with special occasions such as Easter, Victoria Day, Canada Day, Labour Day, Thanksgiving and Christmas.

The Company also offers its customers a propriety preferred customer program through the use of a "Club Card" at no extra cost. With the Club Card, customers are able to take advantage of in-store price discounts and the Company's special flyers and other advertising. Management believes that the Club Card, which operates similar to the club cards offered by major grocery and other retail chains, offers the best means of developing and maintaining customer loyalty.

Business Strengths

Management believes that the following strengths contribute to the Company's operating and financial performance.

Premier Operator — The Company is one of the premier liquor store operators in the Province of Alberta with over 7.4 million customer transactions in 2006. By focusing on securing and developing convenient store locations and providing customers with a superior product selection, knowledgeable sales staff and a comfortable shopping environment, and by applying sophisticated management and operational systems to its business, the Company has grown over the past 13 years to be the largest liquor store chain in Alberta by number of stores and, in Management's estimate, one of the two largest by revenue. This growth has been achieved through both new store development and acquisitions.

Regulatory Environment — The Company operates primarily in the Province of Alberta, which has over 13 years experience with a fully privatized retail liquor distribution system. Management has played a leading role in representing the interests of the industry to government and in the development of the current system. The Alberta regulatory regime is designed to foster the growth and development of a retail liquor store industry comprised predominantly of independently owned and operated stores rather than large format retailers that rely on volume based price advantages and destination shoppers. These objectives are achieved through the following three important policy initiatives enshrined in the applicable legislation, which are designed to provide and maintain a "level playing field" for all industry participants:

- liquor must be sold separately from other goods (i.e., liquor store operations must be carried out as a business separate from any other business carried on by the liquor store owner and liquor may only be sold from separate premises that do not include the sale of non-liquor related goods);

- wholesale prices are uniform to all licensees (i.e., wholesale prices are the same for all retailers regardless of the quantities purchased); and

- warehouse transportation charges are uniform to all licensees (i.e., shipping costs are the same for all retailers regardless of the distance of the liquor store from the warehouse).

Stable and Growing Industry — The retail liquor business in Alberta is characterized by stable and growing demand. Total wholesale liquor sales in Alberta have grown at a compound rate of 5.0% during the ten years ended March 31, 2006, providing the base for stable and improving performance. The industry is also benefiting from demographic and other trends including a growing adult population in Alberta and a shift in consumer preferences to higher margin products such as wines and coolers.

Consistent Financial Performance — Between 1996 and 2006, the Company has demonstrated stable and growing financial performance with a 16.9% compound annual growth rate in sales.

Economies of Scale — The Company's leading market position and larger scale operations relative to most other participants in the industry provide it with a number of competitive advantages including: the benefit of operating efficiencies; greater access to capital and the ability to spread its corporate and advertising costs over a larger store base.

Experienced and Proven Management Team — The Company has an experienced and entrepreneurial management team that has been the leader in the industry since privatization. The founders of the Company, Messrs. Bereznicki and Kipnes, continue to actively lead the Company in their positions as Chairman and Chief Executive Officer, respectively. Each of the founders has been involved in the retail liquor business since privatization in 1993 and together they have a combined 24 years experience in the retail liquor business and a combined 64 years experience in commercial real estate development and leasing. The Company's President and Chief Operating Officer, Mr. Crook, had 12 years experience in the liquor industry before joining the Company in 2000.

Growth Strategy

The Company is continuously evaluating acquisition and new store opportunities. Of the Company's 105 stores, 67 have resulted from successfully completed and integrated acquisitions and Management believes that there continue to be significant acquisition opportunities in the Alberta and British Columbia liquor retailing industries.

Alberta Growth Opportunities - Being the largest operator by number of stores in the fragmented Alberta liquor store industry presents the Company with the opportunity to acquire additional stores from both single store and other chain operators. As of December 2006, approximately 1,050 liquor stores were licensed to operate in Alberta providing many opportunities for consolidation. Management believes the Company is well positioned to continue to successfully complete accretive acquisitions of existing stores.The Company will also continue to leverage Management's real estate development and leasing experience and relationships with shopping centre developers and owners to compete for new store development locations.

British Columbia Growth Opportunities - With its breadth of operations and experience in Alberta, the Company is well positioned to take advantage of opportunities in British Columbia. The Company opened its first store in British Columbia store in Victoria in June 2004, and since then has developed five additional stores in Chilliwack, Kamloops, Kelowna, and Richmond, and acquired two stores in Vancouver. The Company has a full time management employee dedicated to expanding operations in British Columbia.

Other Jurisdictions - The Company monitors regulatory initiatives in other jurisdictions and will evaluate opportunities if and when they become available.

The Company currently has commitments to open five new stores in the Alberta and one in British Columbia in 2007.

Competition and Strategic Positioning

The Alberta retail liquor store business is competitive and fragmented. The Company has over 13 years of experience successfully operating in this competitive environment. The Company is the largest liquor store chain in Alberta by number of stores and seeks to use its market size to its advantage. The convenience nature of consumer liquor purchases results in location being a key success factor. The Company's stores, located primarily in shopping centres with grocery store or other anchor tenants, and Management's real estate expertise in selecting busy locations provides the Fund with a competitive advantage. The Fund has benefited from the highly fragmented market by taking advantage of consolidation opportunities as they become available. A number of large format liquor stores owned by grocery chains also compete in the Alberta market. Their impact is muted by laws that: (i) require all liquor stores to be operated as separate businesses and require that grocery stores have separate premises for the sale of liquor; and (ii) control wholesale prices, setting one price for all retailers regardless of volumes purchased. **See also, "Risk Factors - Risks Relating to the Company and its Business – Competition".**

Supply System

Subject to limited exceptions, the Company has access to all products available in Alberta from suppliers through the central warehouse operated by CLS as well as a supply of domestic beer from Brewers

Distributors and other domestic beer manufacturers who deliver directly to the stores. The CLS warehouse handles approximately 11,000 to 12,000 products at any given time.

A product price catalogue is made available every two weeks in which products are available to all retailers at the same price. A minimum 25 case order is required to purchase from the CLS warehouse. Wholesale price changes are allowed every two weeks and at certain times, manufacturers will offer price discounts through limited time offers" ("**LTOs**") that are available to all retailers in any quantity. LTOs most often apply to well known, high volume brands, and take place generally every two to four months. Although volume discounts are not permitted, savings can be achieved by purchasing larger volumes at the discounted LTO prices and managing inventories to maintain stock until the next LTO (a practice referred to as "bridge buying").

The beer manufacturers, including Labatt, Molson, Big Rock Breweries and Sleeman Breweries Ltd., operate their own warehouses in Calgary and/or Edmonton and deliver to retailers on a weekly or twice weekly basis, depending on volumes ordered. Most other imported beer is distributed through the CLS warehouse.

A "postage stamp" rate (i.e. every retailer pays the same price per case for delivery regardless of the location of the retailer) applies to all products distributed from the CLS warehouse. Similarly, the beer manufacturers deliver with freight charges included in the price per unit so every retailer pays the same landed price for beer.

Store Leases

All of the Company's stores are located in Alberta and British Columbia. The Company leases all of its store premises and its head office and warehouse premises. The Company's store leases typically have a 5 to 10 year initial term with options to renew from 10 to 20 years. The average remaining term of the store leases is approximately 14 years (assuming the exercise by the Company of all renewal options). The leases are held by various landlords.

Maintenance and Capital Expenditures

The Company's expenditures on facilities and equipment fall into three categories: repairs and maintenance; renovations and replacements; and growth. Repairs and maintenance expenditures are budgeted in operations and expensed in the year incurred. Renovation and replacement expenditures are made to refurbish stores and replace equipment and are capitalized. Growth expenditures, which include the costs of building new stores, acquiring and renovating existing stores, and the purchase of new equipment, are also capitalized. Repairs, maintenance, replacement and renovation expenditures will be funded from operations and growth expenditures will be funded from equity financings or the Company's Credit Facility.

Management Information Systems

The Company uses the same point of sale system in all but two of its stores. The point of sale system is widely utilized in the industry and provides accurate and reliable inventory, stock value and cash control. The Company employs a full time loss prevention manager and has a strong accounting and inventory management system that have helped in consistently limiting its shrinkage to less than 0.3% of sales, including breakage and method of payment losses.

Seasonality

The liquor retailing industry is subject to seasonal variations with approximately 45% of the Company's sales occurring in the first half of the year and 55% occurring in the second half of the year.

Employees

The Company had approximately 877 employees as of December 31, 2006. The Company has no unionized employees.

INDUSTRY OVERVIEW

General

The supply and distribution of alcoholic beverages in Canada is regulated by both federal and provincial legislation. Under the *Importation of Intoxicating Liquors Act* (Canada), the federal government restricts the importation of alcoholic beverages into a province except under the provisions established by a provincial agency vested with the right to sell alcoholic beverages (referred to as a ''liquor board''). Each province has created a liquor board that has a monopoly on the supply and distribution of alcoholic beverages within provincial borders. In all provinces except Alberta, the majority of alcoholic beverages are sold through government owned and operated liquor stores. To varying degrees, most provinces permit limited sales of alcoholic beverages, primarily beer and wine, through privately owned and operated retail outlets such as on-site (brewery) stores, hotel vendors for off-premise consumption, retail beer stores operated by major breweries and, in Quebec, licensed grocery and convenience stores.

The Province of Alberta is the only province in Canada, however, that has a fully privatized retail distribution system for alcohol in which all liquor stores are privately owned and operated and are permitted to sell all forms of alcoholic beverages including wine, coolers, spirits and beer. The Province of British Columbia has a partly privatized retail liquor industry, with both government and privately owned and operated retail liquor stores.

Alberta Regulatory Environment

Licensing

The retail liquor business in Alberta is regulated by the AGLC under the GLA. Licenses to operate retail liquor stores, which must be renewed annually, are issued by the AGLC. The GLA does not restrict the number of outlets or their location, although specific store locations are subject to regulation through local and municipal bylaws and zoning requirements.

Store Operations

Maximum hours of operation for liquor stores are set at 10:00 a.m. to 2:00 a.m., seven days per week (except for Christmas Day). At least 90% of store sales must be beverage alcohol. Liquor related items may also be sold including soft drinks and other drink mixes, ice, de-alcoholised products, glassware and other accessories. Liquor stores may sell liquor to other liquor stores, other licensed premises (e.g., lounges, restaurants, pubs, taverns, etc.) and permit holders. Liquor stores may sell permits for private functions and may provide delivery service.

A liquor store must either be a freestanding building, or if it is in a building in which there are other businesses, the liquor store must be physically separated from the other business. The liquor store must

have its own entrance and exit separate from those of the other business, have a common wall between the liquor store and the other business, and have its own receiving and storage area separate from any other business. A liquor store cannot, however, be operated within the same building as the other business if the building is larger than 929 square metres (10,000 square feet). In that case, the premises for the liquor store must be physically separated and detached from the premises occupied by the other business.

A person may own more than one liquor store and/or other licensed premise (other than a manufacturer's license), and operate them under the same or different names. While liquor stores must normally store their liquor products on site, the AGLC may approve a separate warehouse to enable a retail liquor store licensee to serve multiple liquor stores operated by the licensee. Warehouses may not be established for the purpose of supplying other licensees. Liquor manufacturers or agents for manufacturers may not own or otherwise be financially involved in liquor stores.

Liquor store records are subject to review by the AGLC and AGLC inspectors must be given full and unrestricted access to licensed premises.

Advertising and Promotion

Advertising is permitted in any medium subject to restrictions imposed by advertising policy guidelines under the GLA. The common owner/operator of a liquor store and another business or company may not conduct cross-market or cooperative advertising or promotions between the liquor store and the other commonly owned or affiliated non-liquor business or company, nor can there be any co-operative advertising between a liquor store and a manufacturer.

Subject to AGLC guidelines, liquor stores are permitted to promote specific brands of liquor within their stores by such means as in-store tastings, displaying brand posters or banners, giving away small value items with brand logos and holding contests. A liquor store may give away merchandise, other than liquor or food, to promote the store, provided the merchandise identifies the store and is not given to the store by suppliers. Suppliers' promotional activities must be directed to store customers and may not benefit a store owner directly.

Retail Pricing

Liquor stores are free to set their own retail prices, including selling at below the wholesale cost, and may adjust prices based on the customer, the amount of sale or any factor determined relevant, at the discretion of the store operator.

Supply

The AGLC remains the sole importer of liquor products into Alberta and liquor stores must purchase liquor products at wholesale prices through the AGLC warehouse, or through the AGLC from a manufacturer authorized to warehouse and distribute products, or from other liquor stores. A number of domestic beers are purchased from the AGLC by placing orders with the respective brewery. Breweries may set minimum order quantities for delivery service. Liquor stores are required to pay for products ordered before they are released from any warehouse. There are currently four licensed warehouse companies in Alberta: CLS, which operates the main warehouse in St. Albert; Brewers Distributor Ltd., which warehouses and distributes beer products for Molson Canada and Labatt Brewing Company Limited from Edmonton and Calgary; Big Rock Brewery, which distributes beer from its brewery/warehouse in Calgary; and Sleeman Breweries Ltd., which warehouses and distributes its products from a warehouse in Calgary.

The AGLC operates a consignment system of inventory management, where the ordering, consolidation, shipment, and ownership of inventory are the responsibility of manufacturers and/or agents representing the manufacturers. In order to import liquor into Alberta, manufacturers must use a liquor agent registered with the AGLC. Manufacturers and/or their agents determine which products will be sold in Alberta and are responsible for promoting and marketing their products to retailers.

Wholesale and Delivery Pricing System

The AGLC requires that there be one wholesale price quoted for each product and individual retailers are not allowed to negotiate discounts with liquor suppliers. Supplier price changes are permitted on a bi-weekly basis.

The AGLC imposes a flat mark-up that is added to the supplier's price quotation and is levied in dollars per litre and varies by product class. The AGLC does not impose a separate wholesale mark-up but warehouse storage, handling, order processing and distribution charges are paid to the warehouse operator.

Wholesale prices are available to licensees based on a minimum order of 25 cases if shipped from the CLS warehouse. Customers are subject to order processing and distribution charges based on delivery schedule (emergency or regular), pickup or delivery, and the number of cases ordered. Suppliers are charged for warehouse handling and storage. Wholesale prices are also available on beer purchased directly from a number of Alberta breweries that brew, warehouse, and distribute their own products to retailers. The AGLC collects the wholesale price and in turn remits to the brewer its portion of the wholesale price.

A ''postage stamp'' delivery system applies for the delivery of liquor products from the warehouse with the delivery charge per case shipped from the CLS warehouse being the same no matter where the receiving store is located in Alberta. A similar system exists for purchases from beer manufacturers with freight charges being included in the price so that every retailer pays the same landed price for the same beer.

British Columbia Regulatory Environment

With sales of over $2.25 billion for its fiscal year ended March 31, 2006, the British Columbia Liquor Distribution Branch (the ''BCLDB'') is one of Canada's largest beverage alcohol distributors. The BCLDB regulates the importation, distribution and retailing of beverage alcohol in the province pursuant to the *Liquor Distribution Act* (British Columbia) (the ''BCLDA''). At March 31, 2006 the business of retailing liquor in British Columbia was shared between 208 government owned and operated BCLDB stores, 592 privately owned and operated licensee retail stores (''LRS''), 230 rural agency stores, 162 manufacturer's stores, 12 independent wine stores and 11 duty free stores. Until 2002, only existing license holders for certain other ''primary'' liquor establishments (such as bars, cabarets, pubs or hotels) could hold a license to operate an LRS. An LRS had to be physically connected to the primary establishment, could only sell beer and wine and the holder of the license for the primary establishment was limited to one LRS license per primary establishment. In 2002, a number of regulatory initiatives were undertaken that included allowing LRSs to sell spirits, as well as beer and wine, and the elimination of the requirement that the LRS had to be physically connected to the primary establishment. An LRS may now be located any distance from the primary establishment within the same municipality or up to five kilometres from the primary establishment if located in a different municipality. The location of an LRS is also subject to municipal zoning and bylaw regulation. In addition, the restrictions on LRS licenses were relaxed between August 2002 and November 2002 when a moratorium on new licenses was imposed. During this period when any liquor license holder could apply for an LRS license 519 new LRS

licenses were approved. As no new LRS licenses are currently being issued, anyone wishing to operate a liquor store in British Columbia must enter into a third party operating agreement with a holder of an existing LRS license.

In most cases, an LRS may also sell other goods such as soft drinks and other drink mixes, tobacco, confectionary goods and lottery tickets. Substantially all liquor product supply for an LRS must be purchased from the BCLDB at a discount of 16% from the BCLDB retail price. Retail prices of liquor products are not regulated but are subject to a minimum price by product category established by the BCLDB.

LRS stores are also permitted to buy direct from various British Columbia wineries and negotiate their own terms and payment plans directly with the wineries.

RETAINED INTEREST AND EXCHANGE RIGHTS

Retained Interest

As of March 7, 2007, the Vendors own 1,175,255 Exchangeable LP Units and 2,125,000 Subordinated LP Units representing, in the aggregate, 24.40% of the LP Units. The Vendors also own 4,711,320 GP Common Shares representing, in the aggregate, 24.40% of the GP Common Shares.

Exchange Rights

The Exchangeable LP Units are indirectly exchangeable for Units on the basis of one Unit for each Exchangeable LP Unit. The exchange procedure may be initiated by the holder of an Exchangeable LP Unit at any time and from time to time by delivering to the GP a unit certificate in respect of that portion of its Exchangeable LP Units to be exchanged, duly endorsed in blank for transfer, as well as a certificate representing a proportionate number of GP Common Shares. The GP will give notice of the proposed exchange to LSOT, which will acquire Units from the Fund in consideration for the issuance of LSOT Units and LSOT Notes in the number required to complete the exchange. LSOT will deliver to the GP a certificate for the requisite number of Units duly endorsed in blank for transfer. The GP will effect the exchange procedure by causing to be issued in the name of LSOT a unit certificate for that number of Ordinary LP Units (and a proportionate number of GP Common Shares) to be issued on the exchange, entering LSOT in the register of limited partners of Liquor Stores LP and in the register of shareholders of the GP in respect of such additional Ordinary LP Units and GP Common Shares, causing the Exchangeable LP Units and GP Common Shares so tendered for exchange to be cancelled, and delivering to the previous holder of the Exchangeable LP Units a certificate for that number of Units of the Fund to be received on the exchange.

Voting Rights

Holders of Exchangeable LP Units and Subordinated LP Units hold Special Voting Units of the Fund that are attached to, and are evidenced by, the certificates representing the Exchangeable LP Units and Subordinated LP Units. The Special Voting Units entitle the holders thereof to vote in all votes of Voting Unitholders (including resolutions in writing) as if they were the holders of the number of Units that they would receive if all their Exchangeable LP Units and Subordinated LP Units were exchanged for Units. **See "Liquor Stores Income Fund — Units and Special Voting Units".**

Dilution Rights and Economic Equivalence

The Exchange Agreement provides that in the event that there is a change in the number of Exchangeable LP Units or the number of Units outstanding as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Exchangeable LP Units or Units (other than a consolidation of Units immediately following a distribution of Units in lieu of a cash distribution), the exchange ratio will be adjusted by the Fund. The Exchange Agreement also provides that the Fund will not issue or distribute Units to the holders of all or substantially all of the then outstanding Units (other than a distribution of Units in lieu of cash distribution), issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Units or issue or distribute property of the Fund to the holders of all or substantially all of the then outstanding Units unless, in each case, the economic equivalent thereof (as determined by the Trustees) is issued or distributed simultaneously to the holders of Exchangeable LP Units and Subordinated LP Units.

Reclassification of Units

If at any time while any Exchangeable LP Unit or Subordinated LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization or distribution of the Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then the Exchange Rights will be adjusted in a manner approved by the Trustees, acting reasonably, so that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

If at any time while any Subordinated LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization of the Fund as a result of any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then notwithstanding the terms and conditions of the Subordinated LP Units and any other provision of the Declaration of Trust or the Limited Partnership Agreement, the outstanding Subordinated LP Units will automatically convert into Exchangeable LP Units at the then current conversion ratio in effect under the Limited Partnership Agreement, and the holders of such Subordinated LP Units will, immediately subsequent to such conversion, be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled to receive upon the exercise of their Exchange Rights, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

In addition, if at any time while any Subordinated LP Unit is outstanding there is any reclassification of the Exchangeable LP Units outstanding, any change of the Exchangeable LP Units into other units or securities (other than into Units) or any other capital reorganization of Liquor Stores LP or any consolidation, amalgamation, arrangement, merger or other form of business combination of Liquor Stores LP with or into any other entity resulting in a reclassification of the outstanding Exchangeable LP Units, then the holders of Subordinated LP Units will be entitled to receive, in lieu of the number of Exchangeable LP Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date

thereof, they had been the registered holder of the number of Exchangeable LP Units that they would have received had they converted their Subordinated LP Units for Exchangeable LP Units immediately before the effective date of any such transaction.

Registration Rights

The Vendor Group has been granted "demand" and "piggy back" registration rights by the Fund that will enable them to require the Fund to file a prospectus and otherwise assist with a public offering of Units subject to certain limitations, with the Fund's expenses to be borne by the Vendor Group (or on a pro rata basis if both the Vendor Group and the Fund are offering Units) pursuant to the terms and conditions of the Exchange Agreement. In the event of a "piggy back" offering, the Fund's financing requirements are to take priority.

Subordination

Distributions on the Subordinated LP Units are subordinated in favour of Ordinary LP Units and Exchangeable LP Units. Distributions are only paid by the Company on the Subordinated LP Units at the end of a fiscal quarter to the extent that: (i) the Company has paid average monthly distributions of at least $0.0833 per Ordinary LP Unit and Exchangeable LP Unit to holders of Ordinary LP Units and Exchangeable LP Units during that quarter; and (ii) any deficiency in such distributions to holders of Ordinary LP Units and Exchangeable LP Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency is borne by holders of the Subordinated LP Units, distributions on which are reduced to the extent necessary to support the continued payment of distributions on the Ordinary LP Units and Exchangeable LP Units and any applicable deficiency in such distributions.

Distributions on the Ordinary LP Units and Exchangeable LP Units are cumulative, such that the amount of any deficiency will accumulate for a period of 12 months. Payments of deficiencies in distributions on the Ordinary LP Units and the Exchangeable LP Units are made in priority to distributions on the Subordinated LP Units. Any accumulated deficiency on Ordinary LP Units and Exchangeable LP Units not satisfied by a distribution by the Company within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated LP Units are not reduced to fund accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made). As the holder of the Ordinary LP Units, LSOT will be entitled to enforce payment of any accumulated deficiency during the term of the subordination provisions.

The Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis at (and the subordination provisions will only apply until) the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Company has earned EBITDA (derived from audited financial statements) of at least $9.836 million (the "**EBITDA Target**") and the Company has paid distributions of at least $1.00 per LP Unit (the "**Distribution Target**") for such fiscal year.

For the purposes of the subordination provisions, EBITDA is calculated and adjusted in a manner consistent with the definition of EBITDA set forth in this annual information form. **See "Non-GAAP Measures".**

The Limited Partnership Agreement provides that if a take-over bid by a person acting at arm's length to the Vendors owning Subordinated LP Units (or any associate or affiliate thereof or person acting jointly or in concert with such Vendors) is made for the Units, then, provided that 20% or more of the Units on a fully diluted basis (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken-up and paid for pursuant to the take-over bid, the

subordination of the Subordinated LP Units will automatically terminate and be of no further force or effect and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis. The subordination of the Subordinated LP Units will also automatically terminate and be of no further force or effect and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis on the completion of an Acquisition Transaction.

Notwithstanding the subordination of distributions payable to holders of the Subordinated LP Units, holders of these LP Units have the right, through Special Voting Units held by them, to a number of votes at any meeting of Voting Unitholders equal to the number of Units which may be obtained upon the exchange of such Subordinated LP Units without giving effect to such subordination.

LIQUOR STORES INCOME FUND

The Fund is an unincorporated open-ended investment trust governed by the laws of the Province of Alberta and created pursuant to the Declaration of Trust. The Fund qualifies as a "mutual fund trust" for the purposes of the Tax Act, but the Fund is not a mutual fund under applicable securities laws.

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

The following is a summary description of the material provisions of the Declaration of Trust. This summary is qualified in its entirety by reference to the full text of the Declaration of Trust.

Activities of the Fund

The Declaration of Trust provides that the Fund's operations and activities shall be restricted to:

(a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of the Liquor Stores Entities and other corporations, partnerships, trusts or other Persons involved, directly or indirectly: in the retail liquor business (including the Company stores); and in any other business whatsoever (including, without limitation, a bar, cabaret, nightclub, restaurant, pub or hotel) that permits or would permit the entity operating such businesses and/or one or more of the Liquor Stores Entities to hold or exercise control or direction over (or be eligible to apply for and acquire and thereafter hold or exercise control or direction over) a license (or similar or equivalent permit, right or entitlement) granted by the applicable regulatory authorities for the sale of liquor products (and any other products permitted to be sold by the license) for off-premises consumption and/or use; and all activities ancillary or incidental thereto and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with securities issued by, or loans made to any of the Liquor Stores Entities, or any other business entity or other Person in which a Liquor Stores Entity has or is concurrently acquiring an interest;

(c) investing in securities of other issuers that meet the Fund's investment criteria;

(d) disposing of all or any part of the property of the Fund;

(e) holding cash in interest bearing accounts with Canadian financial institutions or investing such monies in Permitted Investments;

(f) issuing Units, Special Voting Units and other securities of the Fund including, without limitation, rights, warrants, convertible securities or options to acquire Units or Special Voting Units or other securities of the Fund;

(g) issuing debt securities (including debt securities convertible into, or exchangeable for, Units, Special Voting Units or other securities of the Fund) or otherwise borrowing, mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Fund's assets as security for any of its obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person including, without limitation, any Liquor Stores Entity or the performance of any obligation of any Person including, without limitation, any Liquor Stores Entity, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Fund's assets as security for such guarantee and subordinating its rights under the LSOT Notes to other indebtedness and obligations;

(i) purchasing, repurchasing or redeeming securities issued by the Fund;

(j) satisfying the obligations, liabilities or indebtedness of the Fund;

(k) performing its obligations under the Administration Agreement, the Securityholders Agreement and the Exchange Agreement; and

(l) undertaking such other activities, or taking such actions (including investing in securities), related to or in connection with the foregoing or as contemplated by the Declaration of Trust or as may be approved by the Trustees from time to time;

provided that the Fund shall not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would not be allowed for a mutual fund trust under subsection 132(6) of the Tax Act. In connection with this duty, the Trustees have broad authority and are entitled to take such actions as they consider necessary or appropriate in accordance with the Declaration of Trust to preserve the mutual fund status of the Fund, including as described under "Limitation on Non-Resident Ownership".

Units and Special Voting Units

The beneficial interests in the Fund are divided into interests of two classes, described and designated as **"Units"** and **"Special Voting Units"**, respectively. An unlimited number of Units and Special Voting Units are issuable pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units are not subject to future calls or assessments and entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units are not entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in

the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units, Subordinated LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units are issued in conjunction with, and are attached to, the Exchangeable LP Units and Subordinated LP Units (or other Exchangeable Securities) to which they relate, and are evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units are not transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit entitles the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit, Subordinated LP Unit or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

Regulatory Compliance

The AGLC and BCLCLB have discretion in the granting or revocation of a license to operate a liquor store and in connection therewith may review the past conduct of persons associated with the liquor store including shareholders, management and employees. As well, the GLA prohibits certain persons from having an interest in a liquor store. Accordingly, the acquisition by any person or group of persons acting jointly or in concert of a significant percentage of the outstanding Units could result in such person or group of persons being subject to background checks under the GLA and could result in the review, revocation or non-renewal of the Company's licenses in the event of an adverse determination. The Company has never had a license revoked or not be renewed and the AGLC has advised the Company that it has never refused to issue a license to a liquor store licensee reapplying for a license.

Accordingly, the Trustees will have the authority to take certain actions if, in the opinion of the Trustees, a person, or group of persons acting in concert, fails to comply with any requirement of the GLA, the AGLC, the BCLDA, or the BCLCLB, or any other regulatory authority having jurisdiction over the Company's liquor store licenses, including failing to provide the information required in connection with the conduct of background checks, or if the holding of Units by a person, or group of persons acting in concert could result in the revocation or non-renewal of any of the Company's liquor store licenses. In such circumstances, the Trustees shall be entitled to take any of the following actions (i) place a stop transfer on all or any of the Units of the person, or group of persons, (ii) suspend or terminate all voting and distribution rights on all or any of the Units of the person, or group of persons, (iii) apply to the Alberta Court of Queen's Bench or such other court of competent jurisdiction seeking an injunction to prevent a breach or continuing breach, or (iv) make application to the relevant securities commission, its successors, assigns or such other governmental regulatory agency having jurisdiction over the affairs of the Fund, to effect a cease trading order or such similar restriction against such person, or group of persons, until such time as such person or group of persons complies with such constraints.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Trustees

The Fund is required to have a minimum of three Trustees and a maximum of nine Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). The Trustees supervise the activities and manage the affairs of the Fund.

The Trustees, who are also directors of the GP, are R. John Butler, Gary Collins, Jim Dinning and Glen H. Heximer, C.A. The Trustees are all "independent" within the meaning of applicable Canadian securities legislation.

Trustees are appointed at each annual meeting of Voting Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being a majority of the Trustees then holding office, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees (other than as provided below) or from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose, the Trustees must forthwith call a special meeting of the Voting Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are not Trustees then in office, any Voting Unitholder may call the meeting. The Trustees may, prior to the first annual meeting of Voting Unitholders or between annual meetings of Voting Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Voting Unitholders, but the number of additional Trustees so appointed may not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Voting Unitholders.

A Trustee may resign upon written notice to the Fund and may be removed by a resolution passed by a majority of the Voting Unitholders. A vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the remaining Trustees.

The Declaration of Trust provides that, subject to its terms and conditions, the Trustees have full, absolute and exclusive power, control and authority over the assets of the Fund and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the assets of the Fund, and may, in respect of the assets of the Fund, exercise any and all rights, powers and privileges

that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the Trustees are responsible for, among other things: (i) supervising the activities and managing the investments and the affairs of the Fund; (ii) maintaining records and providing reports to Voting Unitholders; (iii) effecting payments of distributable cash from the Fund to Unitholders; (iv) acting for, voting on behalf of and representing the Fund as a holder of LSOT Units and a holder of LSOT Notes and other securities; (v) voting in favour of the Fund's nominees to serve as trustees of LSOT; and (vi) causing LSOT to vote in favour of the Fund's nominees as directors of the GP.

The Declaration of Trust provides that the Trustees must act honestly and in good faith with a view to the best interests of the Fund and in connection therewith must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee and officer of the Fund, as well as former Trustees and officers, and their respective heirs and legal representatives, will be entitled to indemnification from the assets of the Fund in respect of the exercise of that person's powers, and the discharge of that person's duties, provided that the person acted honestly and in good faith with a view to the best interest of the Fund and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the person had reasonable grounds for believing that his or her conduct was lawful.

Cash Distributions

The Fund makes monthly cash distributions of its distributable cash to Unitholders to the extent determined prudent by the Trustees. The amount of cash available for distribution is equal to the interest and principal repayments on the LSOT Notes and the distributions (if any) on or in respect of the LSOT Units owned by the Fund and all other amounts, if any, from any other investments from time to time held by the Fund received in such period, less amounts that are paid, payable, incurred or provided for in such period in connection with: (a) amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units; (b) satisfaction of debt service or other obligations of the Fund on account of both principal and interest; and (c) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Fund, that have been or are reasonably expected to be incurred in the activities and operations of the Fund (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the available distributable cash of the Fund).

The Fund may make additional distributions in excess of the aforementioned monthly distributions during the year, as the Trustees may determine. The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year as is necessary to ensure that the Fund will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Fund that is unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have any income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund makes monthly cash distributions to Unitholders of record on the last business day of each month or such other date as may be determined from time to time by the Trustees, and the distributions are paid generally on the 15th day of the following month. **See "Distributions".**

Unitholders who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether such distributions are in the form of cash or

additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

The Fund, LSOT and the Company have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Company's performance. **See "Risk Factors — Risks Relating to the Structure of the Fund — Cash Distributions".**

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of a duly completed and properly executed notice requesting redemption in a form approved by the Trustees specifying the number of Units to be redeemed. As the Units are issued in book-entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer. As of the close of business on the date the Units are surrendered for redemption, all rights to and under the Units tendered for redemption shall (subject to the following) be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "**Redemption Price**") equal to the lesser of:

(a) 90% of the Market Price of the Units on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) during the period of the last 10 trading days during which the Units traded on such stock exchange or market ending immediately prior to the date on which the Units were tendered for redemption; and

(b) the Closing Market Price of the Units on the date on which the Units were tendered for redemption on the principal stock exchange on which Units are listed (or, if Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading).

For the purposes of determining the Redemption Price, "**Market Price**" for a specified trading period will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, "**Market Price**" for a specified trading period will be the average of the following prices established for each of the trading days during the specified trading day period: the average of the last bid and ask prices for each trading day on which there was no trading and the weighted average trading prices of the Units for each trading day on which there was trading. For the purposes of determining the Redemption Price, "**Closing Market Price**" will be: (i) an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable market or exchange provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Units on the applicable market or exchange if there was trading on the specified date and the applicable market or exchange provides only the highest and lowest trading prices of Units traded on a particular day; or (iii) the average of the last bid and ask prices on the applicable market or exchange if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment by the Fund no later than the last day of the calendar month following the calendar month in which the Units were tendered for redemption, provided that the entitlement of the Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

(a) the total amount payable in cash by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month may not exceed $50,000, provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b) at the time such Units are tendered for redemption, the outstanding Units must be listed for trading on a stock exchange or traded or quoted on another market that, in the sole discretion of the Trustees, provides a representative fair market value price for the Units; and

(c) the normal trading of Units must not be suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the date that the Units are tendered for redemption or for more than five trading days during the 10 trading day period prior to the date on which the Units are tendered for redemption.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie. In such circumstances, LSOT Units and Series 1 LSOT Notes of a value equal to the Redemption Price will be redeemed by LSOT in consideration of the issuance to the Fund of Series 2 LSOT Notes. The Series 2 LSOT Notes will then be distributed in satisfaction of the Redemption Price. The Fund will be entitled to all interest paid on the LSOT Notes and the distributions paid on the LSOT Units on or before the date of the distribution in specie. Where the Fund makes a distribution in specie of a pro rata number of securities of LSOT on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the redemption of LSOT Units and Series 1 LSOT Notes in exchange for Series 2 LSOT Notes, or as a result of the distribution of Series 2 LSOT Notes to the Unitholder on the redemption of such Units.

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Series 2 LSOT Notes that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Series 2 LSOT Notes and they may be subject to resale restrictions under applicable securities laws. Series 2 LSOT Notes so distributed may not be qualified investments for trusts governed by Exempt Plans depending upon the circumstances at the time.

Repurchase of Units

The Fund is allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities laws and the rules prescribed under applicable stock exchange or regulatory policies.

Meetings of Voting Unitholders

The Declaration of Trust provides that meetings of Voting Unitholders are required to be called and held annually, for the purpose of: (i) the election of Trustees, (ii) the appointment of auditors of the Fund for the ensuing year, (iii) generally, any other matter that requires a resolution of Voting Unitholders, and (iv) transacting such other business as the Trustees may determine or as may be properly brought before the meeting. The Declaration of Trust provides that the Voting Unitholders are entitled to pass resolutions that will bind the Fund only with respect to:

(a) the election or removal of Trustees;

(b) any amalgamation, arrangement, other merger or capital reorganization of the Fund with any other entity, except in conjunction with an internal reorganization or the acquisition by the Fund or a Liquor Stores Entity of the securities or assets of another entity;

(c) the appointment or removal of nominees of the Fund chosen by the Voting Unitholders to serve as trustees of LSOT, except filling casual vacancies;

(d) the appointment or removal of the auditors of the Fund;

(e) the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;

(f) the approval of amendments to the Declaration of Trust (as described under "Liquor Stores Income Fund — Amendments to the Declaration of Trust");

(g) the sale of all or substantially all of the assets of the Fund;

(h) the exercise of certain voting rights attached to the securities of LSOT or the Company held directly or indirectly by the Fund, subject to the provisions of any securityholders agreement including, without limitation, the Securityholders Agreement;

(i) the election of nominees of the Fund to act as directors of the GP or the removal thereof, except filling casual vacancies;

(j) the dissolution of the Fund prior to the end of its term; and

(k) such other business as the Trustees may determine or as may properly be brought before the meeting, including, without limitation, any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval, including, if so required, the ratification of any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan.

No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.

Resolutions (i) electing or removing Trustees, (ii) electing or removing nominees of the Fund to serve as trustees of LSOT or as directors of the GP, (iii) appointing or removing the auditors of the Fund, (iv) with respect to the exercise of certain voting rights attached to the securities of LSOT or the Company held, directly or indirectly, by the Fund, (v) where applicable, ratifying any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan requiring Voting Unitholder approval under securities law, stock exchange rules or other laws or regulations, and (vi) where applicable, matters required by securities law, stock exchange rules or other laws or regulations be submitted to Voting Unitholders, must be passed by a simple majority of the votes cast by Voting Unitholders. The balance of the foregoing matters must be passed by a resolution of the Voting Unitholders passed by not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Voting Units entitled to vote on such resolution.

Subject to the foregoing limitations, a meeting of Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned in writing by the holders of not

less than 5% of the Voting Units then outstanding. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Voting Unitholders may attend and vote at all meetings of the Voting Unitholders either in person or by proxy and a proxyholder need not be a Voting Unitholder. Two persons present in person and either holding personally or representing by proxy in the aggregate at least 10% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all such meetings. At any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the Voting Unitholders, will be terminated (not adjourned), but in any other case, the meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the Voting Unitholders present either in person or by proxy will be deemed to constitute a quorum.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units. This 49% limitation will be applied with respect to the issued and outstanding Units of the Fund on both a non-diluted basis and a fully diluted basis. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units and Special Voting Units are resident. In furtherance of the foregoing restrictions, the Trustees may also elect to not accept subscriptions for Units from or issue or register a transfer of Units to any person unless the person provides a declaration that he or she is not a non-resident of Canada within the meaning of the Tax Act. If, notwithstanding the foregoing, the Trustees determine, in their sole discretion, that more than 49% of the Units are held by non-residents of Canada, or that such a situation is reasonably possible, the Trustees may send a notice to non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in any other manner the Trustees consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not non-residents of Canada within the meaning of the Tax Act within such period, the Trustees may, on behalf of such persons, sell such Units and, in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such a sale, the affected holders shall cease to be holders of the Units and their rights shall be limited to receiving the net proceeds of such sale. Notwithstanding the foregoing, the Trustees shall not take any action that shall affect the rights of the Vendor Group to or in respect of any Units held by any member of the Vendor Group on closing of the Acquisition or any Units subsequently acquired on the exchange of Exchangeable LP Units or Subordinated LP Units held by any member of the Vendor Group on closing of the Acquisition, and, for greater certainty, any of such Units shall be deemed for these purposes to have been acquired by such member prior to the acquisition of Units by any Unitholder.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time with the consent of the Voting Unitholders by a Special Resolution.

The Trustees may, at their discretion and without the approval of the Voting Unitholders, make certain amendments to the Declaration of Trust, including amendments: (i) for the purpose of ensuring continuing compliance and conformity of the Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Fund, (ii) which, in the opinion of counsel to the Trustees, provide additional protection or added benefits for Unitholders, (iii) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections that, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders, (iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Fund, or (v) for the purpose of ensuring that the Fund continues to qualify as a mutual fund trust under the Tax Act.

Notwithstanding the previous sentence, the Trustees may not amend the Declaration of Trust in a manner which would result in the Fund failing to qualify as a mutual fund trust under the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 10, 2004. On a date selected by the Trustees that is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Voting Unitholders may by a Special Resolution require the Trustees to commence the termination, liquidation or wind-up of the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Voting Unitholders, which notice shall designate the time or times at which Voting Unitholders may surrender their Voting Units for cancellation and the date at which the register of Voting Units will be closed. After the date the register is closed, the Trustees will proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose will, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Voting Unitholders, sell and convert into money the LSOT Units, LSOT Notes and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the LSOT Units, LSOT Notes and other assets comprising the Fund together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any of LSOT Units, LSOT Notes or other assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining LSOT Units, LSOT Notes or other assets in specie directly to the Unitholders in accordance with their pro rata interests subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and 90% or more of the Units on a fully diluted basis (other than any Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by holders who did not accept the take-over bid, on the same terms on which the offeror acquired Units pursuant to the take-over bid.

The Declaration of Trust and the Exchange Agreement include provisions to facilitate the exchange of Exchangeable LP Units for Units so that a holder of Exchangeable LP Units can exercise its rights to exchange all or a portion of such holdings for Units, including conditionally, in order to tender to a take-over bid.

Information and Reports

The Fund will furnish to Voting Unitholders, in accordance with applicable securities laws, such financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Voting Unitholders, the Trustees will provide the Voting Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Declaration of Trust to be provided to Voting Unitholders.

The Trustees, the trustees of LSOT and directors and senior officers of other subsidiaries of the Fund, including the GP and Liquor Stores LP, are required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units.

Book-Entry Only System

Registration of interests in and transfers of Units are made only through a book-based system administered by CDS. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "**CDS Participant**"). All rights of Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled are made or delivered by, CDS or the CDS Participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer that is a CDS Participant and from or through which the Units are purchased. References in this annual information form to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the CDS book-entry only system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Financial Year End

The fiscal year end of the Fund is December 31.

Conflicts of Interest

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Declaration of Trust provides that if a Trustee or an officer of the Fund is a party to a material contract or transaction or proposed material contract or transaction with the Fund or any of its affiliates, or is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction

with the Fund, such Trustee or officer of the Fund or any of its affiliates, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest. Except in certain specified circumstances, a Trustee who is a party to or so interested in such a material contract or transaction will be precluded from voting on such a material contract or transaction but the presence of such Trustee at the relevant meeting shall be counted towards any quorum requirement. These provisions in the Declaration of Trust are intended to be equivalent to the provisions of the CBCA applicable to directors and officers of a corporation.

LIQUOR STORES OPERATING TRUST

The LSOT Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust. The following is a summary, which does not purport to be complete, of certain provisions of the LSOT Declaration of Trust insofar as they differ from those of the Declaration of Trust. Reference is made to the LSOT Declaration of Trust for the full text of its provisions.

General

LSOT is an unincorporated trust established under the laws of the Province of Alberta pursuant to the LSOT Declaration of Trust. The activities of LSOT are restricted to the conduct, directly or indirectly, of the business of, and the ownership, operation and lease of assets and property in connection with, the operation of the retail liquor store business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of LSOT may determine, and having investments and other direct or indirect rights in companies or other entities involved, directly or indirectly, in the retail liquor store business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of LSOT may determine. The fiscal year end of LSOT is December 31.

Trustees of LSOT

LSOT must have a minimum of three trustees and a maximum of nine trustees. A majority of the trustees of LSOT must be residents of Canada within the meaning of the Tax Act. The trustees of LSOT supervise the activities and manage the affairs of LSOT. The trustees of LSOT are the persons who serve as the Trustees (R. John Butler, Gary Collins, Jim Dinning and Glen H. Heximer). No person other than the Fund, as the holder of all of the outstanding LSOT Units, has the right to appoint any trustees of LSOT.

The LSOT Declaration of Trust provides that, subject to the terms and conditions thereof, the trustees of LSOT will have full, absolute and exclusive power, control and authority over the assets of LSOT and over the affairs of LSOT to the same extent as if the trustees of LSOT were the sole and absolute beneficial owners of the assets of LSOT, and may, in respect of such assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the trustees of LSOT are responsible for, among other things: (i) acting for, voting on behalf of and representing LSOT as a holder of LP Units and a holder of GP Common Shares, (ii) maintaining records and providing reports to the LSOT Unitholders, (iii) supervising the activities and managing the investments and affairs of LSOT, and (iv) effecting payments of distributable cash from LSOT to the LSOT Unitholders and payments of interest and principal on the LSOT Notes.

No additional remuneration is paid to the Trustees for also serving as trustees of LSOT.

Cash Distributions

LSOT makes monthly cash distributions of its distributable cash to the extent determined prudent by the trustees of LSOT. The amount of cash distributed monthly per LSOT Unit to the LSOT Unitholders is

equal to a pro rata share of distributions on or in respect of Ordinary LP Units owned by LSOT and all other amounts, if any, from any other investments from time to time held by LSOT received in such period, less amounts which are paid, payable, incurred or provided for in such period in connection with:

(a) administrative expenses and other obligations of LSOT;

(b) any interest expense (including interest payable in respect of the LSOT Notes) incurred by LSOT;

(c) principal repayments in respect of the LSOT Notes considered advisable by the trustees of LSOT and any other debt obligations of LSOT;

(d) any cash redemptions or repurchases of the LSOT Units or the LSOT Notes; and

(e) any amount that the trustees of LSOT may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of LSOT, that have been or are reasonably expected to be incurred in the activities and operations of LSOT (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of LSOT).

Such distributions are payable to holders of record of LSOT Units on the last business day of each month and are paid within 15 days following each month end. The cash distributions payable by LSOT are intended to be received by the Fund prior to its related cash distribution to Unitholders.

The distribution declared by the trustees of LSOT in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of LSOT for such year as is necessary to ensure that LSOT will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of LSOT that is unavailable for cash distribution will, to the extent necessary to ensure that LSOT does not have any income tax liability under Part I of the Tax Act, be distributed to the LSOT Unitholders in the form of additional LSOT Units. The value of each LSOT Unit so issued will be equal to the redemption price thereof. The LSOT Declaration of Trust provides that immediately after any pro rata distribution of LSOT Units in satisfaction of any non-cash distribution, the number of outstanding LSOT Units will be consolidated such that each holder of LSOT Units will hold after consolidation the same number of LSOT Units as the holder held before the non-cash distribution.

Unit Certificates

As LSOT Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the LSOT Units will not be made through the book-entry only system. Rather, holders of LSOT Units will be entitled to receive certificates therefor.

The LSOT Notes

The following is a summary of the material attributes and characteristics of the LSOT Notes issuable by LSOT under the Note Indenture, which summary does not purport to be complete. Reference is made to the Note Indenture for a complete description of the LSOT Notes and the full text of its provisions.

Two series of LSOT Notes are authorized for issuance under the Note Indenture. Currently, only Series 1 LSOT Notes are issued and outstanding, all of which are held by the Fund. Series 2 LSOT Notes are

reserved by LSOT to be issued exclusively as full or partial payment of the redemption price of Series 1 LSOT Notes. LSOT Notes are issuable in Canadian currency. As at the date hereof, LSOT has issued $65,710,800 principal amount of Series 1 LSOT Notes to the Fund.

Interest and Maturity

The Series 1 LSOT Notes are payable on demand, mature on the 15th anniversary of the date of issuance and bear interest at a rate of 4% per annum, payable on the 15th day of each calendar month that such Series 1 LSOT Notes are outstanding. Each Series 2 LSOT Note matures on the same date as the Series 1 LSOT Notes and bears interest at a market rate to be determined by LSOT's trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 2 LSOT Note is outstanding.

Payment upon Maturity

On maturity, LSOT will repay the LSOT Notes by paying to the trustee under the Note Indenture in cash an amount equal to the principal amount of the outstanding LSOT Notes that have then matured, together with accrued and unpaid interest thereon.

Redemption

The LSOT Notes are redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, payable in cash or, in the case of a redemption of Series 1 LSOT Notes, in Series 2 LSOT Notes) at the option of LSOT prior to maturity.

Subordination

Payment of the principal amount and interest on the LSOT Notes is subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which is defined as all indebtedness, liabilities and obligations of LSOT which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the LSOT Notes issued under the Note Indenture.

The Note Indenture provides that upon any distribution of the assets of LSOT in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to LSOT, the holders of all such senior indebtedness are entitled to receive payment in full before the holders of the LSOT Notes are entitled to receive any payment.

Default

The Note Indenture provides that any of the following shall constitute an event of default:

(a) default in payment of the principal of the LSOT Notes when the same becomes due and the continuation of such default for a period of ten business days;

(b) default in payment of any interest due on any LSOT Notes and continuation of such default for a period of fifteen business days;

(c) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of thirty days after notice in

writing has been given to LSOT's trustees specifying such default and requiring LSOT to rectify the same; and

(d) certain events of dissolution, liquidation, reorganization or other similar proceedings relative to LSOT.

The provisions governing an event of default under the Note Indenture and remedies available thereunder do not provide protection to the holders of LSOT Notes that would be comparable to the provisions generally found in debt securities issued to the public.

LIQUOR STORES LIMITED PARTNERSHIP

General

Liquor Stores LP is a limited partnership formed under the laws of Alberta. The business of Liquor Stores LP is to develop, acquire, make investments in and conduct the business and ownership, operation and lease of assets and property in connection with, the retail liquor business in Canada, together with all activities ancillary or incidental thereto and such other businesses and activities as the board of directors of the GP may determine. The following is a summary of the material attributes and characteristics of the LP Units and certain provisions of the Limited Partnership Agreement, which summary is not intended to be complete. Reference is made to the Limited Partnership Agreement and the full text of its provisions for a complete description of the LP Units.

General Partner

The managing general partner of Liquor Stores LP is the GP. As general partner of Liquor Stores LP, the GP has been issued LP Units for nominal consideration. The LP Units entitle the holder thereof to one vote for each whole unit held at all meetings of holders of partnership units and to an allocation of 0.001% of the income or loss of Liquor Stores LP for each fiscal year. As general partner and holder of the LP Units, the GP has the authority to manage the business and affairs of Liquor Stores LP and has unlimited liability for the obligations of Liquor Stores LP. **See "Liquor Stores GP Inc.".**

LP Units

Liquor Stores LP is entitled to issue various classes of partnership interests, for such consideration and on such terms and conditions as may be determined by the GP. As at the date hereof, Liquor Stores LP has issued 10,232,237 Ordinary LP Units (which are held by LSOT), 1,175,255 Exchangeable LP Units (which are held by the Vendors) and 2,125,000 Subordinated LP Units (which are held by the Vendors). Liquor Stores LP has also issued GP Units (which are held by the GP). The Ordinary LP Units represent a 75.60% interest in Liquor Stores LP and the Exchangeable LP Units and the Subordinated LP Units collectively represent a 24.40% interest in Liquor Stores LP.

The Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units entitle the holder thereof to one vote for each whole unit held at all meetings of holders of the Units and have economic rights that are equivalent in all material respects, except that (i) Exchangeable LP Units are exchangeable, directly or indirectly, on a one-for-one basis (subject to customary anti-dilution protections) for Units at the option of the holder at any time, (ii) distributions on the Subordinated LP Units are subject to the subordination arrangements described below, and (iii) the Subordinated LP Units automatically convert into Exchangeable LP Units upon the satisfaction of certain conditions and in certain circumstances. Additionally, Exchangeable LP Units and Subordinated LP Units are accompanied by Special Voting Units that entitle the holder to receive notice of, attend and to vote at all meetings of Voting Unitholders.

See "Retained Interest and Exchange Rights — Exchange Rights" and "Retained Interest and Exchange Rights — Subordination".

Distributions on the LP Units are made in the following priority:

(a) holders of Ordinary LP Units and Exchangeable LP Units are entitled to receive monthly cash distributions such that each holder of Ordinary LP Units and the Exchangeable LP Units will receive a distribution of $0.0833 per unit for such month or, if there is insufficient distributable cash to make distributions in such amount, such lesser amount as is available, on a proportionate basis,

(b) at the end of each fiscal quarter of Liquor Stores LP, including the fiscal quarter ending on the fiscal year end, distributable cash will be distributed in the following order of priority:

(i) first, in payment of the monthly cash distribution to the holders of Ordinary LP Units and Exchangeable LP Units as described above, for the month then ended;

(ii) second, proportionately to the holders of Ordinary LP Units and Exchangeable LP Units, to the extent that monthly per unit distributions in respect of the 12 month period then ended were not made or were made in amounts less than $0.0833 per unit, the amount of any deficiency;

(iii) third, to holders of Subordinated LP Units in a per unit amount of $0.25 or, if there is insufficient available cash to make distributions in such amount, such lesser amount as is distributable, on a proportionate basis;

(iv) fourth, proportionately to the holders of Subordinated LP Units, to the extent that per unit distributions in respect of any fiscal quarter(s) during the 12 month period then ended were not made or were made in amounts less than $0.25 per Subordinated LP Unit, the amount of such deficiency; and

(v) fifth, to the extent of any excess, proportionately to the holders of Ordinary LP Units, Exchangeable LP Units and Subordinated LP Units.

Distributions

Liquor Stores LP distributes its distributable cash to the extent determined prudent by the board of directors of the GP. Distributions are made on the Ordinary LP Units and the Exchangeable LP Units within 15 days of the end of each month and on the Subordinated LP Units within 15 days of the end of each fiscal quarter and are intended to be received by LSOT prior to its related distributions to the Fund. Distributions are payable to the holders of LP Units of record on the last day of the period in respect of which the distribution is to be paid. Liquor Stores LP may, in addition, make a distribution at any other time.

Distributable cash represents, in general, all of Liquor Stores LP's EBITDA, after:

(a) satisfaction of its debt service obligations (principal and interest) under credit facilities or other agreements with third parties, including amounts payable under the Credit Facility;

(b) paying awards under the LTIP or other incentives to Management and other personnel;

(c) retaining reasonable working capital reserves, maintenance capital expenditure reserves, renewal reserves, upgrade and renovation reserves or other reserves, including reserves to stabilize distributions to the partners, as may be considered appropriate by the GP; and

(d) expenditures in excess of reserves.

Capital and other expenses, including amounts required to enable Liquor Stores LP to pay equal monthly distributions based on anticipated future distributable cash, may be financed with drawings under one or more credit facilities that may be established by Liquor Stores LP.

Allocation of Net Income and Losses

The income or loss of Liquor Stores LP for each fiscal year will be allocated to the GP and to the remaining partners as to 0.001% and 99.999%, respectively. The income for tax purposes of Liquor Stores LP for a particular fiscal year will be allocated to each partner other than the GP by multiplying the total income allocated to such partners by a fraction, the numerator of which is the total sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions made by Liquor Stores LP to all partners other than the GP with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by Liquor Stores LP to that limited partner.

If, with respect to a given fiscal year, no cash distribution is made by Liquor Stores LP to its partners, or Liquor Stores LP has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of Liquor Stores LP for that fiscal year will be allocated to the GP and the remaining partners at the end of each month ending in that fiscal year, as to 0.001% and 99.999%, respectively, and to each remaining partner in the proportion that the number of LP Units held at each of those dates by that partner is of the total number of LP Units issued and outstanding at each of those dates.

Income and loss of Liquor Stores LP for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

The fiscal year end of Liquor Stores LP is December 31.

Reimbursement of the GP

Liquor Stores LP reimburses the GP for all direct costs and expenses incurred in the performance of its duties under the Limited Partnership Agreement.

Limited Liability

Liquor Stores LP operates in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. The GP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement unless the liability is not so limited as a result of or arising out of any act of such limited partner. The GP has no significant assets or financial resources, however, and therefore the indemnity from the GP has nominal value.

Transfer of Partnership Units

LP Units are not transferable except in compliance with the Securityholders Agreement to the Fund or to members of the Vendor Group. Further, LP Units may not be transferred to a person who is not resident

in Canada for purposes of the Tax Act. An LP Unit is not transferable in part, and no transfer of a LP Unit will be accepted by the GP unless a transfer form, duly completed and signed by the registered holder of the LP Unit, has been remitted to the registrar and transfer agent of the GP. In addition, a transferee of a LP Unit must provide to the GP such other instruments and documents as the GP may require in appropriate form completed and executed in a manner acceptable to the GP and must pay the administration fee, if any, required by the GP. A transferee of a LP Unit will not become a partner or be admitted to Liquor Stores LP and will not be subject to the obligations and entitled to the rights of a partner under the Limited Partnership Agreement until the foregoing conditions are satisfied and such transferee is recorded on Liquor Stores LP's register of partners.

Amendments to the Limited Partnership Agreement

The Limited Partnership Agreement may only be amended with the consent of the holders of at least 66 2/3% of the outstanding partnership units voted on the amendment at a duly constituted meeting or by a written resolution of partners holding more than 66 2/3% of the outstanding partnership units entitled to vote at a duly constituted meeting. Notwithstanding the foregoing:

(a) no amendment is permitted to be made to the Limited Partnership Agreement altering the ability of the limited partners to remove the GP involuntarily, changing the liability of any limited partner, allowing any limited partner to exercise control over the business of Liquor Stores LP, changing the right of a partner to vote at any meeting, adversely affecting the rights, privileges or conditions attaching to any of the LP Units or GP Units, reducing the percentage of income allocable to limited partners to below 99.999% or changing Liquor Stores LP from a limited partnership to a general partnership, in each case, without the unanimous approval of the partners;

(b) no amendment can be made to the Limited Partnership Agreement that would adversely affect the rights and obligations of any particular limited partner without similarly affecting the rights and obligations of all other limited partners without the unanimous approval of the partners; and

(c) no amendment that would adversely affect the rights and obligations of the GP, as general partner, is permitted to be made without its consent.

The foregoing approval requirements are subject to additional restrictions on, or conditions to the approval of, amendments to the Limited Partnership Agreement pursuant to the Declaration of Trust and the Securityholders Agreement. In particular, the approval or authorization by the GP or Liquor Stores LP of any action that would result in the Units constituting foreign property for the purposes of the Tax Act requires the prior approval of Voting Unitholders by a Special Resolution.

The GP may call meetings of partners and will be required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding partnership units. Each partner is entitled to one vote for each partnership unit held. A quorum of a meeting of partners consists of one or more partners present in person or by proxy.

LIQUOR STORES GP INC.

General

The GP is a corporation established under the CBCA to act as the general partner of Liquor Stores LP.

Capital of the GP

The authorized share capital of the GP consists of an unlimited number of GP Common Shares. As at the date hereof, the Fund indirectly through LSOT, and the Vendors directly, own 75.60% and 24.40%, respectively, of the outstanding GP Common Shares. LSOT acquired its GP Common Shares from the GP for nominal consideration. Each GP Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the GP and to one vote per share at such meetings (other than meetings of another class of shares of the GP). The GP Common Shares entitle the holders thereof to receive in any year dividends as and when declared by the board of directors on the GP Common Shares. In the event of a liquidation of the GP, holders of the GP Common Shares, after payment of or other proper provision for all of the liabilities of the GP, will be entitled to share rateably in all remaining assets of the GP. The articles and by-laws of the GP contain standard restrictions, which restrict all shareholders from transferring their GP Common Shares without the consent of the directors or shareholders of the GP or as permitted by the Securityholders Agreement. The Securityholders Agreement provides that the GP Common Shares may not be transferred to any Person unless a corresponding percentage of the LP Units held by the transferor is also transferred to the same Person.

Functions and Powers of the GP

The GP has the authority to manage the business and affairs of Liquor Stores LP, to make all decisions regarding the business of Liquor Stores LP and to bind Liquor Stores LP in respect of any such decision. The GP is required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Liquor Stores LP and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

The authority and power vested in the GP to manage the business and affairs of Liquor Stores LP includes all authority necessary or incidental to carry out the objects, purposes and business of Liquor Stores LP, including the ability to engage agents to assist the GP to carry out its management obligations and administrative functions in respect of Liquor Stores LP and its business.

Restrictions on Authority of the GP

The authority of the GP is limited in certain respects under the Limited Partnership Agreement. The GP is prohibited, without the prior approval of the other partners given by a Partnership Special Resolution, from dissolving Liquor Stores LP or selling, exchanging or otherwise disposing of all or substantially all of the assets of Liquor Stores LP (otherwise than in conjunction with an internal reorganization that has been approved by the Fund).

Withdrawal or Removal of the GP

The GP is permitted to resign as general partner on not less than 180 days prior written notice to the partners, provided that the GP may not resign if the effect thereof would be to dissolve Liquor Stores LP. The GP may be removed as general partner of Liquor Stores LP, without its consent, if: (i) the shareholders or directors of the GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding up of the GP, or the GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner agrees to act as general partner under the Limited Partnership Agreement, or (ii) a Partnership Special Resolution has been passed and a successor general partner has agreed to act as general partner under the Limited Partnership Agreement.

RISK FACTORS

The following is a summary of certain risk factors relating to the affairs of the Fund and the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form and the documents incorporated by reference herein. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

These risks and uncertainties are not the only ones facing the Fund and the Company. Additional risks and uncertainties not currently known to the Fund or the Company, or that the Fund or the Company currently consider immaterial, may also impair the operations of the Fund or the Company. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Company, and the ability of the Fund to make distributions on the Units, could be materially adversely affected.

Risks Relating to the Company and its Business

Government Regulation

The Company operates in the highly regulated retail liquor industry principally in the Province of Alberta and also in the Province of British Columbia. Decisions by the AGLC or the British Columbia Liquor Distribution Board (the "**LDB**") or rules enacted by them, new legislation or regulations or changes to existing legislation or regulations can impact the operations of the Company both favourably and unfavourably. There is no assurance that new legislation or regulations or changes to existing legislation or regulations or decisions of the AGLC or the LDB will not adversely affect the operations or distributable cash of the Company.

All of the Company's Alberta stores are operated pursuant to licenses issued by the AGLC, which must be re-applied for annually. In its 13 years of operation, the Company has never had a store license revoked or not reissued. Management is not aware of any retail liquor store licensee having a license revoked and the AGLC has advised the Company that it has never refused to issue a license to a liquor store licensee reapplying for a license.

The AGLC and the BCLCLB have discretion in the granting or revocation of a license to operate a liquor store and in connection therewith review the past conduct of persons associated with the liquor store including shareholders, management and employees. As well, the applicable legislation prohibits certain persons from having an interest in a liquor store. Accordingly, the acquisition by any person or group of persons acting jointly or in concert of a significant percentage of the outstanding Units could result in such person or group of persons being subject to background checks under the GLA and, in the event of an adverse determination, the review, revocation or non-renewal of the Company's liquor store licenses. The Fund may take certain remedies against a Unitholder whose ownership of Units may in the opinion of the Trustees jeopardize the Company's licenses. See **"Liquor Stores Income Fund — Regulatory Compliance"**.

Competition

The retail liquor industry in the Province of Alberta is competitive and fragmented. Competition exists mainly on a local basis with the main competitive factors being location and convenience and to a lesser degree price and service. The Company competes with other local single store operators, other local and regional chain operators, and liquor stores associated with national and regional grocery store chains.

Certain of these competitors have greater financial resources than the Company. The current regulatory regime in Alberta limits certain of the potential competitive advantages of large scale retailers by, among other things, requiring liquor stores to be operated as a separate business and prohibiting the sale of liquor in stores selling other goods and by requiring all retailers to pay the same wholesale price and a uniform "postage stamp" delivery charge. Any change in this regulatory regime could materially adversely affect the Company's business and the results of its operations.

Ability to Locate and Secure Acceptable Store Sites and to Adapt to Changing Market Conditions

The success of the Company's liquor stores is significantly influenced by location. There can be no assurance that current locations will continue to be attractive, or that additional locations can be located and secured, as demographic patterns change. It is possible that the current locations or economic conditions where the Company's liquor stores are located could decline in the future including as a result of the opening of stores by competitors, resulting in potentially reduced sales in those locations. There is also no assurance that future store locations will produce the same results as existing locations. To the extent that the Company enters into long-term leases for its store locations, the Company's ability to respond in a timely manner to changes in the demographic or retail environment at any location may be limited.

Acquisition and Development Risks

Acquisitions have been a significant part of the Company's growth strategy and continue to be a significant part of the Fund's growth strategy. The Fund expects to continue to selectively seek strategic acquisitions. The Fund's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on the Fund's resources and, to the extent necessary, the Fund's ability to obtain financing on satisfactory terms for larger acquisitions, if at all. Acquisitions may expose the Fund to additional risks, including: difficulties in integrating administrative, financial reporting, operational and information systems and managing newly acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all of the Fund's stores; entry into markets in which the Fund has little or no direct prior experience; difficulties in retaining key employees of the acquired operations; disruptions to the Fund's ongoing business; and diversion of management time and resources.

In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. The Fund may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize. The Fund's failure to effectively address any of these issues could adversely affect its results of operations, financial condition and ability to service debt.

Although the Company has historically performed a due diligence investigation of the businesses or assets that it acquires, and the Fund anticipates continuing to do so for future acquisitions, there may be liabilities of the acquired business or assets that the Fund fails or is unable to uncover during its due diligence investigation and for which the Fund, as a successor owner, may be responsible. When feasible, the Fund may seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor or other reasons.

The Fund expects that new store development will also continue to be a significant part of the Fund's growth strategy. The development of new stores is subject to many of the same risks as acquisitions

including limitations on the number of attractive development opportunities and competition for such opportunities and internal demands on the Fund's resources. In addition, the development of new stores requires an outlay of capital based on Management's projections of future store performance, which may prove to be incorrect.

Key Personnel

The Company's success depends on the skills, experience and effort of its key employees. The loss of services of one or more members of the Company's key employees could significantly weaken the Company's management expertise and its ability to deliver its services efficiently and profitably.

Labour Costs and Shortages and Labour Relations

The success of the Company's business depends on a large number of employees, approximately 75% of which are hourly employees. Changes in the general conditions of the employment market could affect the ability of the Company to hire or retain staff at current wage levels. The occurrence of either of these events could have an adverse effect on the Company's results of operations.

While management is not aware of any movement to unionize, there can be no assurance that some or all of the employees of the Company will not unionize in the future. Such an occurrence could increase labour costs and thereby have an adverse effect on the Company's results of operations.

Supply Interruption or Delay

Liquor store operators in Alberta are dependent on the CLS warehouse and Brewers Distributor Ltd. for the substantial majority of their products. Any significant disruption in the operations of these companies, for example as a result of an organized work stoppage, and resulting interruption in supply would have a material adverse effect on liquor store operations including the operations of the Company. To Management's knowledge, CLS currently has no unionized employees associated with its warehouse operations.

Importance of Information and Control Systems

Information and control systems play an important role in the support of the Company's core business processes, including store operations, finance, human resources, supply and inventory management and loss prevention. The Company's ability to maintain and upgrade its information systems capabilities is important to its future performance.

Dependence on Capital Markets to Fund Growth Strategy

Liquor Stores LP presently has excess capital, which Management believes will, together with its Credit Facility, provide it with sufficient funds to complete additional acquisitions and/or new store development.

However, the ability of Liquor Stores LP to make acquisitions beyond the amount of the its current excess capital and Acquisition Loan (included in the Credit Facility or any replacement or other credit facility) depends on the Fund being able to raise additional financing in the future through equity and/or debt capital markets. If the Fund is unable to obtain equity and/or debt financing, either at all or on favourable terms, it may not be able to complete additional acquisitions, which could have an adverse effect on the future growth prospects of the Fund.

Risks Relating to the Structure of the Fund

Dependence on LSOT and the Company

Cash distributions to Unitholders are entirely dependent on the ability of LSOT to pay its interest obligations under the LSOT Notes, and to make distributions on the LSOT Units. Payments by LSOT will depend, in turn, on the ability of the Company to satisfy its debt service obligations under the Credit Facility and Liquor Stores LP's ability to pay distributions on the Ordinary LP Units.

Distributions to Unitholders are entirely dependent on the ability of the Company to pay its operating expenses and to pay distributions. The sole source of cash flow of the Company is the operation of the Company. In the conduct of its business, the Company pays expenses and incurs debt and other obligations to third parties. These expenses, debts and obligations could impact the Company's ability to produce positive operating results.

The Company is entirely dependent upon the operations and assets of its liquor stores to pay distributions to LSOT, and the Company's ability to do so is subject to the risks encountered by the Company in the operation of its business, including the risks relating to the retail liquor store industry referred to above, and the results of operations and financial condition of the Company.

Tax Related Risks

The income of the Company, LSOT and the Fund must be computed and will be taxed in accordance with Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributable cash. There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax consequences could materially and adversely affect Unitholders. Further, interest on the LSOT Notes and other debt accrues at the Fund level for income tax purposes whether or not actually paid. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to eliminate the Fund's taxable income and provides that additional Units may be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for Exempt Plans. The Fund will endeavour to ensure that the Units continue to be qualified investments for Exempt Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments in such plans and there is no assurance that the conditions prescribed for such qualified investments will be adhered to at any particular time. If the Fund ceases to qualify as mutual fund trust for purposes of the Tax Act, the Fund may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund will affect the amount of cash available for distribution by the Fund and may have adverse consequences for Unitholders.

On October 31, 2006, the Minister of Finance (Canada) announced the "Tax Fairness Plan". The "Tax Fairness Plan" provides that the income tax rules applicable to publicly traded trusts and partnerships will be significantly modified. In particular, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. These proposals will be effective for the 2007 taxation year with respect to trusts which commence public trading after October 31, 2006, but the application of the rules will be delayed to the 2011 taxation year with respect to trusts which were publicly traded prior to November 1, 2006 (although this transitional

relief could be lost under certain circumstances, including the "undue expansion" of an income trust). On December 21, 2006, the Department of Finance issued for public comment the draft legislation to implement these proposals. There is no assurance that the draft legislation will be enacted in the manner proposed or at all.

On December 15, 2006, the Department of Finance (Canada) released guidance for income trusts and other flow-through entities that qualify for the four-year transitional relief. The guidance establishes objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. In general, the Fund will be permitted to issue new equity over the next four years equal to its market capitalization as of the end of trading on October 31, 2006 (subject to certain annual limits). Market capitalization, for these purposes, is to be measured in terms of the value of the Fund's issued and outstanding publicly-traded units. The Fund's market capitalization for these purposes was $226.7 million on October 31, 2006. The safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. If these limits are exceeded, the Fund may lose its transitional relief and thereby become immediately subject to the proposed rules. The "Tax Fairness Plan" may adversely affect the marketability of the Fund's units and the ability of the Fund to undertake financings and acquisitions, and, at such time as the proposed rules apply to the Fund, the distributable cash of the Fund may be materially reduced.

Unpredictability and Volatility of Unit Price

A publicly traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Units will trade cannot be predicted. The market price of the Units could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. The annual yield on the Units as compared to the annual yield on other financial instruments may also influence the price of Units in the public trading markets. An increase in market interest rates will result in higher yield on other financial instruments, which could adversely affect the market price of the Units.

In addition, the securities markets have experienced significant market wide and sectoral price and volume fluctuations from time to time that often have been unrelated or disproportionate to the operating performance of particular issuers. Such fluctuations may adversely affect the market price of the Units.

Nature of Units

The Units are hybrid securities in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in LSOT or the Company and should not be viewed as securities of LSOT or the Company. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. In addition, the benefit of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Fund. The Units represent a fractional interest in the Fund. The Fund's only assets are LSOT Notes and the LSOT Units. The price per Unit is a function of anticipated distributable cash of the Fund.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the Fund qualifies as a "mutual fund trust" as defined by the Tax Act, the Fund is not a "mutual fund" as defined by applicable securities legislation.

Cash Distributions

Although the Fund intends to distribute the cash it receives, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Liquor Stores LP and LSOT and paid to the Fund. The actual amounts of distributions paid by the Fund to the Unitholder will depend upon numerous factors, including profitability, debt covenants and obligations, the availability and cost of acquisitions, fluctuations in working capital, the timing and amount of capital expenditures, deductibility for tax purposes of interest payments on the LSOT Notes, applicable law and other factors beyond the control of the Fund, LSOT and the Company. Cash distributions are not guaranteed and will fluctuate with the Company's performance. The Company and LSOT have the discretion to establish cash reserves for the proper conduct of their business. Adding to these reserves in any year would reduce the amount of cash available for distribution by the Fund in that year. There can be no assurance as to the levels of cash distributions to be paid by the Fund, if any. The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and such deterioration may be material.

Cash-on-Cash Yield

Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash-on-cash yield should not be construed as an alternate to net income as determined by GAAP. Investors are also cautioned that cash-on-cash yield represents a blend of return of investors' initial investment and a return on investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of the Company or any of the Fund's other subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Company and those subsidiaries before any assets are made available for distribution to the Fund. The Units are effectively subordinated to most of the indebtedness and other liabilities of the Company and the Fund's other subsidiaries. Neither the Company nor any of the Fund's other subsidiaries are limited in its ability to incur secured or unsecured indebtedness.

Leverage and Restrictive Covenants

The Company has third party debt service obligations under the Credit Facility and any replacement or other credit facilities. **See "Material Contracts – Credit Facility"**. The degree to which the Company is leveraged could have important consequences to the holders of the Units, including: (i) a portion of the Company's cash flow from operations is dedicated to the payment of interest on its indebtedness, thereby reducing funds available for distribution to the Fund; (ii) certain of the Company's borrowings are at variable rates of interest, which exposes the Company to the risk of increased interest rates. The Company's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness depends on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The Credit Facility contains certain customary operating covenants that limit the discretion of Management with respect to certain business matters. These covenants place restrictions on, among other

things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. A failure to comply with the obligations in the agreements in respect of the Credit Facility could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facility were to be accelerated, there can be no assurance that the Company's assets would be sufficient to repay in full that indebtedness.

Restrictions on Potential Growth

The payout by the Company of a substantial amount of its operating cash flow makes additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Company and its cash flow.

Dilution and Future Sales of Units

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units for the consideration and on those terms and conditions as are established by the Trustees without the approval of any Unitholders. Any further issuance of Units will dilute the interests of existing Unitholders. The Unitholders will have no pre-emptive rights in connection with such future issuances.

Future Sales of Units by the Vendors

As at the date hereof, the Vendors hold, collectively, approximately 24.40% of the outstanding Units (assuming the exchange for Units of all of the Exchangeable LP Units and Subordinated LP Units). If any of the Vendors sells a substantial number of its Units in the public market, the market price of the Units could fall. The perception among the public that such sales may occur could also cause such effect.

Control of Liquor Stores LP

For so long as the Vendors own, directly or indirectly, not less than 20% of the Units (on a diluted basis), the Vendors will have certain limited veto rights with respect to certain matters relating to Liquor Stores LP and LSOT, which will allow the Vendors to restrict certain transactions that may be proposed by the Fund or its subsidiaries. These veto rights are not transferable except to members of the Vendor Group. In particular, the Securityholders Agreement will provide that none of the Fund, LSOT, the GP or Liquor Stores LP may take the following actions without the prior approval of the Vendor Group so long as the Vendor Group holds or controls at least 20% of the Units (on a diluted basis) (other than in connection with an internal reorganization): enter into any merger, amalgamation, consolidation or other business combination or joint venture (other than any such transaction where the holders of the outstanding voting securities of the Fund, LSOT, the GP or Liquor Stores LP, as the case may be, immediately prior to such transaction hold at least a majority of the outstanding voting securities of the surviving corporation or other entity immediately after such transaction and no person or group of persons acting jointly or in concert (other than persons who were the holders of voting securities of the Fund, LSOT, the GP or Liquor Stores LP immediately prior to such transaction) holds 20% or more of the outstanding voting securities of the surviving corporation or other entity); issue voting securities representing 20% or more of the outstanding voting securities to any person or group of persons acting jointly or in concert in one or more related transactions (other than a distribution of securities to the public by way of a prospectus); sell, assign, convey or otherwise dispose of 20% or more of the securities of any subsidiary entity; sell, assign, convey or otherwise dispose of a material portion of the assets of the Fund on a consolidated basis, out of the ordinary course of business; adopt any plan or proposal to liquidate, dissolve or reorganize or seek relief under bankruptcy or insolvency laws; change the size of its board of directors or trustees, if any; or

take or permit to be taken any action that would prevent the business of the Company from continuing on an ongoing basis. **See "Material Contracts — Securityholders Agreement — Securityholder Approval for Certain Matters".**

In addition, the Vendors have consent rights respecting amendments to certain material agreements entered into by Liquor Stores LP and certain of its affiliates. **See "Material Contracts — Securityholders Agreement".**

With a collective holding of 24.40% of the outstanding GP Common Shares and 24.40% of the outstanding LP Units, the Vendors also have the right to appoint two members of the eight person board of directors of the GP. The directors of the GP are required to act honestly and in good faith with a view to the best interests of the GP and the GP is required to act honestly and in good faith and in the best interests of Liquor Stores LP.

The interests of the Vendors may conflict with those of other Unitholders.

Conflicts of Interest

Certain directors of the GP are associated with other companies or entities, including entities engaged in the commercial real estate development, services and leasing businesses, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. **See "Conflicts of Interest".**

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Fund or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Fund's assets. Pursuant to the Declaration of Trust, the Fund will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability. The Declaration of Trust provides that all contracts signed by or on behalf of the Fund must contain a provision to the effect that such obligation will not be binding upon Unitholders personally.

Unitholders will also have the benefit of the ITLA, which came into force on July 1, 2004. The ITLA is designed to protect unitholders of Alberta income trusts such as the Fund from legal uncertainties regarding potential liability by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustees that arises after the ITLA came into force.

Under limited partnership legislation, a limited partner taking part in the management of a limited partnership is potentially responsible for partnership liabilities as a general partner. The investment of the Fund in Liquor Stores LP is held through LSOT and accordingly, the possibility of any such liability attaching to Unitholders is remote.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute LSOT Notes directly to Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the LSOT Notes. In addition, the LSOT Notes are not freely tradable and are not currently listed on any stock exchange. See **"Liquor Stores Income Fund — Redemption Right"**. LSOT Notes so distributed may not be qualified investments for trusts governed by Exempt Plans, depending upon the circumstances at the time.

The Fund May Issue Additional Units Diluting Existing Unitholders' Interests

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units and Special Voting Units for such consideration and on such terms and conditions as shall be established by the Trustees without the approval of Unitholders. Additional Units will be issued by the Fund upon the exchange of the Exchangeable LP Units.

Restrictions on Certain Unitholders and Liquidity of Units

The Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49% of the Units (on a non-diluted and a fully diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including non-residents of Canada and U.S. persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.

DISTRIBUTIONS

Distribution Record

The following table sets out the distributions paid by the Fund on the Units since inception.

Year	Total Distributions
2004	$1,110,268 (1)
2005	$6,146,846(2)
2006	$10,854,529(3)

Note:

(1) The initial distribution rate for the period from September 28 to October 31, inclusive, was $0.0916 per Unit. Thereafter, the distribution rate was $0.0833 per Unit per month.

(2) The distribution rate for the period January to April 30, 2005 was $0.0833 per Unit per month. Thereafter, the distribution rate was $0.08958 per Unit per month

(3) The distribution rate for the period January to September 30, 2006 was $0.10 per Unit per month. Thereafter, the distribution rate was $0.1167 per Unit per month.

Distribution Policy

The Fund makes monthly distributions of its available cash to Unitholders to the extent determined prudent by the Trustees. Effective with the distribution payable on April 13, 2007 to Unitholders of record on March 30, 2007, the Fund's distribution level is currently set at $0.125 per Unit per month ($1.50 per

Unit on an annualized basis). Monthly distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are paid generally on the 15th day of the following month. **See "Liquor Stores Income Fund — Cash Distributions" and "General Development of the Business – Three Year History".**

The distributable cash of LSOT is derived primarily from distributions on or in respect of Ordinary LP Units owned by LSOT. LSOT makes monthly distributions to holders of Units of its distributable cash after satisfaction of its interest obligations, if any, including interest on the LSOT Notes, less any administrative expenses and other obligations of LSOT, including principal repayments in respect of the LSOT Notes. **See "Liquor Stores Operating Trust — Cash Distributions".**

The Company makes monthly distributions of distributable cash on the Ordinary LP Units and Exchangeable LP Units and, subject to the subordination provisions applicable to the Subordinated LP Units, quarterly cash distributions on the Subordinated LP Units. The distributable cash of the Company is based on available cash from its operations less amounts required for debt service obligations, general and administrative expenses and other expense obligations, expenditures in excess of reserves, long-term incentive plan awards and other incentives, reserves, and such other amounts as may be considered appropriate by the board of directors of the GP. Capital and other expenditures (including amounts to enable Liquor Stores LP to pay equal monthly distributions based on expected annual cash distributions) may be financed with drawings under one or more credit facilities to be established on behalf of Liquor Stores LP, other borrowings or additional issuances of Units. **See "Liquor Stores Limited Partnership — LP Units".**

The Fund, LSOT and the Company have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Company's performance. **See "Risk Factors — Risks Relating to the Structure of the Fund — Cash Distributions".**

The Credit Facility may in certain circumstances restrict the ability of Liquor Stores LP to pay distributions to the holders of LP Units if the payment would result in default under the Credit Facility. **See "Material Contracts – Credit Facility".**

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

See "Liquor Stores Income Fund" for a description of the rights, privileges and restrictions attached to the Units and the Special Voting Units. See "Retained Interest and Exchange Rights" for a description of the rights, privileges and restrictions attached to the Exchange Rights.

See "Liquor Stores Operating Trust" for a description of the rights, privileges and restrictions attached to the securities of LSOT.

See "Liquor Stores Limited Partnership" and "Retained Interest and Exchange Rights" for a description of the rights, privileges and restrictions attached to the securities of Liquor Stores LP.

See "Liquor Stores GP Inc." for a description of the rights, privileges and restrictions attached to the GP Common Shares.

Constraints

See "Liquor Stores Income Fund – Limitation on Non-Resident Ownership" for a description of the constraints imposed on the ownership of the Units to ensure that the Units have a required level of Canadian ownership and the mechanism by which the level of Canadian ownership of the Units is monitored and maintained.

Ratings

To the knowledge of Management, no ratings, including provisional ratings, have been received from any rating organization in respect of the Units of the Fund.

Securities Held in Escrow

To the Fund's knowledge, no securities of the Fund are held in escrow other than 2,125,000 Subordinated LP Units (collectively, the "**Escrowed Units**") (100% of the Subordinated LP Units; 15.70% of the Units on a fully diluted basis) which are held by CIBC Mellon Trust Company pursuant to an escrow agreement (the "**Escrow Agreement**") dated September 28, 2004 entered into with the Vendors and the Company in order to support the indemnification obligations of the Vendors under the acquisition agreement pursuant to which the Acquisition Transaction was completed. The escrow will terminate and the Escrowed Units (less the amount of any claim against the Escrowed Units) will be released upon the termination of the subordination applicable to the Escrowed Units, which will not occur prior to December 31, 2007. A Vendor is entitled to transfer ownership of the Escrowed Units at any time during the period of the escrow to any other member of the Vendor Group, provided that the transferred Escrow Units will continue to be subject to the escrow arrangements. Any other transfer by a Vendor of all or any of the Escrowed Units at any time during the period of the escrow requires the consent of the Company. Subject to the subordination applicable to the Escrowed Units, the Vendors are also entitled to receive all distributions on the Escrowed Units (other than distributions required to satisfy claims that have been settled or finally adjudicated against the Escrowed Units) during the period of the escrow.

MARKET FOR SECURITIES

Trading Price and Volume

The Units are listed and posted for trading on the TSX under the trading symbol "LIQ.UN". The following table sets forth the closing price range and trading volume of the Units as reported by the TSX for each month in 2006.

Month	High	Low	Volume
January	19.85	17.06	702,279
February	21.20	19.51	636,595
March	20.30	19.61	690,017
April	20.00	18.97	452,623
May	19.35	18.45	370,428
June	19.75	18.80	329,114
July	20.00	18.75	276,121
August	22.65	19.61	547,373
September	23.24	21.50	475,409
October	22.41	21.76	501,615
November	18.60	15.32	1,945,806
December	19.84	17.99	686,913
For the year			**7,614,293**

TRUSTEES, DIRECTORS AND OFFICERS

Trustees of the Fund

The Trustees of the Fund are R. John Butler, Q.C., Gary Collins, Jim Dinning and Glen H. Heximer, C.A, who also serve as the trustees of LSOT and as directors of the GP. Jim Dinning is the Chairman of the Trustees. **See also "Liquor Stores Income Fund — Trustees", "Liquor Stores Operating Trust — Trustees of LSOT" and "Trustees, Directors and Officers — Directors and Officers of the GP".**

Directors and Officers of the GP

The following table sets out certain information in respect of the directors and officers of the GP. The term of office for each of the directors will expire at the time of the next annual meeting of securityholders of the GP.

Name and Municipality of Residence	Position with GP	Date Appointed as a Director	Principal Occupation
Henry Bereznicki Edmonton, Alberta, Canada	Chairman and Director of Store Acquisitions and Development	August 10, 2004	Chairman and Director of Store Acquisitions and Development of the GP and President, Western Region, Sterling Centrecorp Inc. (real estate investment and services company)

Irving Kipnes Edmonton, Alberta, Canada	Director, and Chief Executive Officer	August 10, 2004	Chief Executive Officer of the GP and President and Managing Director of the Delcon Development Group of Companies (real estate development)
R. John Butler, Q.C.(1)(2)(3) Edmonton, Alberta, Canada	Director	August 10, 2004	Counsel, Bryan & Company (law firm)
Gary Collins.(1)(2)(3) Vancouver, British Columbia, Canada	Director	September 5, 2006	Corporate director. Effective April 1, 2007, Senior Vice President., Belkorp Industries Inc. (investment company)
Jim Dinning(1)(2)(3) Calgary, Alberta, Canada	Director	August 10, 2004	Chairman, Western Financial Group (financial services company)
Glen H. Heximer, C.A.(1)(2)(3) St. Albert, Alberta, Canada	Director	August 10, 2004	Consultant and Business Advisor
Robert S. Green Toronto, Ontario, Canada	Director	August 10, 2004	President and Chief Operating officer, Sterling Centrecorp Inc. (real estate investment and services company)
David B. Margolus, Q.C. Edmonton, Alberta, Canada	Director	August 10, 2004	Counsel, Witten LLP (law firm)
Richard J. Crook Edmonton, Alberta, Canada	President and Chief Operating Officer	N/A	President and Chief Operating Officer of the GP
Patrick J. de Grace, C.A. Edmonton, Alberta, Canada	Vice President Finance and Chief Financial Officer	N/A	Vice President Finance and Chief Financial Officer of the GP

Notes:
(1) Trustee of the Fund and LSOT (Jim Dinning, Chair).
(2) Fund Audit Committee member (Glen H. Heximer, C.A., Chair).
(3) GP Compensation and Governance Committee member (R. John Butler, Chair).

The following are brief profiles of the directors and executive officers of the GP.

Henry Bereznicki, Chairman and Director of Store Acquisitions and Development. Mr. Bereznicki founded Liquor World in 1993 and served as its President and Chief Executive Officer throughout its eleven year history. Mr. Bereznicki has been a partner in North American Property Group (a private real estate developer) and its predecessors since 1987 and has held the position of President, Western Region of Sterling Centrecorp Inc. and predecessors for the past six years. Sterling Centrecorp Inc. is a Canadian and U.S. based real estate investment and services company listed on the TSX, active in the development, acquisition, management and leasing of shopping centres across Canada and, through wholly owned United States subsidiaries, in the United States. Mr. Bereznicki is responsible for Sterling Centrecorp's activities across the four western Canadian provinces as well as Arizona and Colorado. Mr. Bereznicki served on the board of directors of Alberta Liquor Store Association for a period of five years from inception and is involved in the Alberta Chapter of the Young President's Organization. Mr. Bereznicki holds a Bachelor of Science Degree in Civil Engineering, with distinction, from the University of Alberta as well as a Masters Degree in Business Administration (MBA) from Harvard University.

Irving Kipnes, Director and Chief Executive Officer. Mr. Kipnes founded Liquor Depot in 1993 and served as its Managing Director and Chief Executive Officer throughout its 11 year history. Mr. Kipnes is also the President and Managing Director of Delcon Development Group, a group of private companies actively involved in the development of shopping centres and real estate subdivisions, which he founded in 1962. From 1982 to 1987, Mr. Kipnes was the largest shareholder and Co-Chairman and President and Chief Executive Officer of North West Trust Company. Mr. Kipnes has also served on the board of directors of Alberta Liquor Store Association, since its inception and was its first elected President. Mr. Kipnes was the Founding Chair of Alberta Liquor Industry Round Table, a position he held for six years and currently sits as past chair. Mr. Kipnes is active in many charitable endeavors and serves on the boards of directors of several charitable and community organizations including as a board member of the University Hospital Foundation, member of the Campaign Cabinet of the Alberta Heart Institute, member of the Campaign Cabinet of the Capital Care Foundation (to relocate the Mewburn Veteran's Centre and establish the Dianne and Irving Kipnes Centre for Veterans) and Development Chair to develop a Jewish seniors residence in Edmonton. Mr. Kipnes graduated with a Bachelor of Science in Chemical Engineering (honours) in 1959 and worked as an Engineer for Imperial Oil until May 1963.

R. John Butler, Q.C., Trustee and Director. Mr. Butler is counsel to Bryan & Company, a law firm. Mr. Butler is a member of the boards of directors of TELUS Corporation, Trans Global Insurance Company and Trans Global Life Insurance Company. Mr. Butler holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.

Gary Collins, Trustee and Director. Mr. Collins will be joining Belkorp Industries Inc. as its Senior Vice President effective April 1, 2007. Mr. Collins is a member of the board of Catalyst Paper Corporation. Mr. Collins was President and CEO of Harmony Airways from December 2004 to December 2006 and continues as a member of the company's advisory board. Prior joining Harmony Airways, Mr. Collins spent 13 years in public service, most recently as British Columbia's Minister of Finance. Mr. Collins also served as Government House Leader, Official Opposition House Leader and held a variety of critic portfolios.

Jim Dinning, Trustee and Director. In 2004, Mr. Dinning became the Chairman of Western Financial Group. Western Financial Group is a leading western Canadian based financial services company. Prior thereto, Mr. Dinning was the Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) since 1997. Mr. Dinning served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1997. Mr. Dinning held several key positions during his 11 years as a member of the legislative assembly in Alberta including provincial treasurer (1992 to 1997), minister of education (1988 to 1992) and minister of community and occupational health (1986 to 1988). Mr. Dinning received the 1997 Distinguished Service Award from the Institute of Chartered Accountants of Alberta in recognition of his achievements as provincial treasurer. Mr. Dinning is a director of Finning International Inc., Shaw Communication Inc., Russel Metals Inc., Oncolytics Biotech Inc., Parkland Income Fund and Western Financial Group Inc.. Mr. Dinning served as the chair of the Calgary Health Region from 1999 to 2001.

Glen H. Heximer, C.A., Trustee and Director. Mr. Heximer is a consultant and business advisor to private clients. He is a Chartered Accountant and a retired partner of Ernst & Young LLP (formerly Clarkson Gordon) where, from 1974 to 2000, he was the Senior Tax Partner of the Edmonton office specializing in advising entrepreneurial businesses and public companies.

Robert S. Green, Director. Mr. Green is a director and the President and Chief Operating Officer of Sterling Centrecorp Inc., a TSX listed public company. Mr. Green is a graduate of the University of Toronto Law School, and specialized in commercial real estate with a national law firm prior to joining North American Property Group, a real estate development company, in 1985. He is currently President

of North American Property Group and has over 20 years experience in managing, leasing, developing and acquiring shopping centers and other retail properties throughout North America. Mr. Green was a member of the board of directors and the investment committee of Centrefund Realty Corporation. He was also a founding partner of Centrecorp Management Services, a real estate services company which is now a subsidiary of Sterling Centrecorp Inc..

David B. Margolus, Q.C., Director. Mr. Margolus is Counsel to and former Managing Partner (for 13 years) of Witten LLP, with a legal practice focused primarily in the areas of corporate, commercial and real estate. Mr. Margolus is a trustee of XS Cargo Income Fund, a director of its general partner and is the Chair of the general partner's governance committee. Mr. Margolus is a director and member of the governance committee of The Edmonton Airport Authority and a director of PowerComm Inc. Mr. Margolus has served as legal counsel to Alberta Liquor Store Association since its inception in 1994.

Richard J. Crook, President and Chief Operating Officer. Mr. Crook previously held the position of Executive Vice President and Chief Operating Officer of Liquor Stores GP Inc. Prior to that Mr. Crook was the Senior Vice President and General Manager of the Liquor Depot Corporation and also spent twelve years in sales and marketing with large international producers of wine and spirits. Mr. Crook is also a director of the Alberta Liquor Store Association.

Patrick J. de Grace, C.A., Vice President Finance and Chief Financial Officer. Mr. de Grace joined the Fund on January 1, 2006. Prior to that, Mr. de Grace was an independent consultant. From 1991 to August 2001, Mr. de Grace held finance roles of increasing responsibility in the national retail grocery industry. Mr. de Grace received his Bachelor of Arts from the University of Alberta in 1973 and his Chartered Accountant designation in 1980.

Unit and LP Unit Ownership

As at the date hereof, the Trustees and the directors and senior officers of the GP, as a group, own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 171,600 Units and 1,697,442 LP Units, representing approximately 13.8% of the outstanding Units (assuming the exchange for Units of all of the outstanding Exchangeable LP Units and Subordinated LP Units) and no GP Common Shares. Liquor Depot owns beneficially, directly or indirectly, or exercises control or direction over, 2,018,644 LP Units and GP Common Shares (14.9%) and LWGI owns beneficially, directly or indirectly, or exercises control or direction over, 990,663 LP Units and GP Common Shares (7.3%). The remaining 290,948 LP Units and GP Common Shares (2.1%) are held by the other Vendors. Mr. Kipnes, Mr. Margolus and Mr. Crook and their respective associates and affiliates own beneficially, directly or indirectly, or exercise control or direction over, approximately 85% of the outstanding shares of Liquor Depot and Mr. Berezniki and Mr. Green and their respective associates and affiliates own beneficially, directly or indirectly, or exercise control or direction over, approximately 50% of the outstanding shares of LWGI.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Fund and the Company, no trustee, director or executive officer of the Fund or the Company, or shareholder holding a sufficient number of securities of the Fund or the Company to affect materially the control of the Fund or the Company:

(a) is, as at the date of this annual information form, or has been, within the 10 years before the date of this annual information form, a director or executive officer of any company (including the Fund and the Company) that while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Fund and the Company, no trustee, director or executive officer of the Fund or the Company, or shareholder holding a sufficient number of securities of the Fund or the Company to affect materially the control of the Fund or the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

Certain directors of the GP are associated with other companies or entities, including entities engaged in the commercial real estate development, services and leasing businesses, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. Other than as described above and elsewhere in this annual information form, there are no existing material conflicts of interest between the Fund or its subsidiaries and any trustee, director or officer of the Fund or its subsidiaries.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any trustee, director or executive officer of the Fund or the Company, any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10% of any class or series of the Fund's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in any transaction during the Fund's three most recently completed financial years or during the current financial year that has materially

affected or will materially affect the Fund, other than as disclosed elsewhere in this annual information form or as set forth below:

1. Messrs. Bereznicki, Kipnes, Green and Margolus or persons or entities associated or affiliated with them are shareholders of Liquor Depot or Liquor World, which sold the Purchased Assets to Liquor Stores LP pursuant to the Acquisition. See "General Development of the Business";

2. Liquor Depot and Liquor World are party to a number of agreements with the Company and its affiliates. See "Material Contracts" and "Retained Interest and Exchange Rights". In addition, Messrs. Bereznicki and Kipnes have entered into the Non-Competition Agreements with the Company. See "Material Contracts";

3. Mr. Margolus is counsel to Witten LLP, which firm, among others, receives fees for legal services provided to the Fund and its affiliates, Liquor Depot and Liquor World;

4. One of Liquor Stores LP's stores is located in a shopping centre an entity of which Messrs. Bereznicki and Green are officers, directors and shareholders;

5. Liquor Stores LP leases a warehouse premises from a company owned by the family of Mr. Margolus. The lease terminates April 30, 2007;

6. Entities of which one or more directors of Liquor Stores GP are directors, officers or shareholders currently manage the shopping centres at which three of Liquor Stores LP's stores are located;

7. A company controlled by Mr. Kipnes has been contracted to assist in supervising new store construction and the renovation of acquired stores at industry competitive rates. This arrangement was terminated in January 2007; and

8. The Fund has entered into a lease for new office premises with a limited partnership in which Mr. Kipnes has a 50% indirect interest and for which Mr. Kipnes is presently the sole officer and director of the general partner. The Fund has received independent fairness and legal opinions concerning the rental rate and terms of the lease.

For additional information in respect of the foregoing, see note 17 to the Fund's audited annual financial statements for the year ended December 31, 2006, which note is incorporated herein by reference. The Fund's financial statements are available on SEDAR at www.sedar.com.

PROMOTERS

Liquor Depot and LWGI took the initiative in founding and organizing the Fund and may therefore be considered to be promoters of the Fund for the purposes of applicable securities legislation. See "General Development of the Business", "Description of the Business", "Retained Interest and Exchange Rights", "Trustees, Directors and Officers – Unit and LP Unit Ownership", "Interests of Management and Others in Material Transactions" and "Material Contracts".

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Fund is a party or in respect of which any of its property is the subject, nor are any such proceedings known to the Fund to be contemplated.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The following is a list of contracts, other than contracts entered into in the ordinary course of business, that are material to the Fund and that were entered into during the year ended December 31, 2004:

1. the Declaration of Trust described under "Liquor Stores Income Fund";
2. the Non-Competition Agreements described below;
3. the Securityholders Agreement described below;
4. the Exchange Agreement described under "Retained Interest and Exchange Rights";
5. the Limited Partnership Agreement described under "Liquor Stores Limited Partnership";
6. the LSOT Declaration of Trust described under "Liquor Stores Operating Trust";
7. the Note Indenture described under "Liquor Stores Operating Trust";
8. the Administration Agreement described below; and
9. the Credit Facility described below.

Non-Competition Agreements

Each of Irving Kipnes and Henry Bereznicki have entered into the Non-Competition Agreements with the Company in which they have agreed that, until the earliest of: (i) the later of (A) September 28, 2007, and (B) the date on which either (I) the Vendor Group ceases to have the right to appoint a director of the GP, or (II) such individual, together with his affiliates, beneficially owns and controls less than 5% of the Units (on a diluted basis); (ii) the date on which any person or group of persons acting jointly or in concert (other than such individual or his associates and affiliates or the Fund or any of its affiliates, either individually or together) acquires more than 50% of the outstanding securities of the Fund; and (iii) Liquor Stores LP or the Fund and its affiliates cease to carry on the business currently carried on by Liquor Depot and Liquor World, subject to exceptions for certain passive investments: (a) he will not, directly or indirectly, operate or have any financial interest in any entity the principal business of which is the operation of retail liquor stores in Alberta or British Columbia; and (b) he will not, directly or indirectly, operate or have any interest in any entity the principal business of which is the operation of retail liquor stores in any other province of Canada unless the opportunity to enter into the liquor store business in such other province has first been offered to the Fund and a majority of the Trustees have decided that the Fund will not participate.

Securityholders Agreement

The Fund, LSOT, Liquor Stores LP, the GP and the Vendors have entered into the Securityholders Agreement governing their security holdings in, and the business and affairs of the GP and Liquor Stores LP. The following is a summary of certain provisions of the Securityholders Agreement, which summary

is not intended to be complete. Reference is made to the Securityholders Agreement for a complete description and the full text of its provisions.

Directors

The Securityholders Agreement provides that the board of directors of the GP will initially consist of seven directors unless otherwise agreed by the Vendor Group. On September 5, 2006, the shareholders and other parties to the Securityholders Agreement entered into an agreement to amend the Securityholders Agreement increasing the number of individuals constituting the Board to eight and to increase the quorum of the Board to five individuals. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) not less than 30% of the outstanding Units, the Vendor Group will be entitled to nominate three individuals as directors to the board of directors of the GP. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) less than 30% but not less than 20% of the outstanding Units (on a diluted basis), the Vendor Group will be entitled to nominate two individuals as directors to the board of directors of the GP. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) less than 20% but not less than 10% of the outstanding Units (on a diluted basis), the Vendor Group will be entitled to nominate one individual as a director to the board of directors of the GP. LSOT must vote its shares of the GP in favour of such individuals. These board representation rights are not transferable upon a transfer by the Vendor Group of LP Units or Units to a person who is not a member of the Vendor Group. The Vendor Group currently holds, directly or indirectly, LP Units or Units representing (on a diluted basis) 24.40% of the outstanding Units and is accordingly entitled to nominate two individuals as directors to the board of directors of the GP.

Issuances of Ownership Interests, Pre-Emptive Rights and Adjustments to Ownership Interests

The Securityholders Agreement also provides that the Vendor Group will have pre-emptive rights to purchase interests in Liquor Stores LP or any other subsidiary of the Fund to maintain its pro rata ownership interest in the event that Liquor Stores LP or such other subsidiary decides to issue equity securities (which term includes any instruments convertible into, or giving the holder the right to acquire, equity securities) to third parties or issues equity or debt to any existing partner or shareholder (including LSOT). If Liquor Stores LP, or any other subsidiary of the Fund, issues equity securities or such indebtedness, the Vendor Group will be entitled to participate pro rata on the same basis. Upon exercise of this right, the Vendor Group will be entitled to participate in the issue of securities of Liquor Stores LP at the most favourable price and on the most favourable terms as such securities are offered to any party. These terms could include the right to exchange partnership units for Units.

Proposals to Purchase LP Units

The Securityholders Agreement also provides that the Fund will not accept any offer or agree to support any other proposal involving the Ordinary LP Units unless the same offer or proposal is made to the holders of the Exchangeable LP Units and Subordinated LP Units for a consideration based on the consideration for the Exchangeable LP Units and Subordinated LP Units which reflects the percentage of indirect interest of the holders of the Exchangeable LP Units and Subordinated LP Units in Liquor Stores LP, without discount for minority position or restrictions on exchange for Units.

Tag-Along Rights

The Vendor Group is entitled to participate, on a pro rata basis, in any sale by the Fund of its direct or indirect interest in Liquor Stores LP.

Amendments

The Securityholders Agreement provides that for so long as the Vendors own, directly or indirectly, not less than 20% of the Units (on a diluted basis) the Securityholders Agreement, the Exchange Agreement, the Limited Partnership Agreement and the LSOT Declaration of Trust, may only be amended, and the GP may only withdraw as the general partner of Liquor Stores LP, with the approval of LSOT and the Vendor Group.

Securityholder Approval for Certain Matters

The Securityholders Agreement also provides that none of the Fund, LSOT, the GP or Liquor Stores LP may take the following actions without the prior approval of the Vendor Group so long as the Vendor Group holds or controls at least 20% of the Units (on a diluted basis) (other than in connection with an internal reorganization): enter into any merger, amalgamation, consolidation or other business combination or joint venture (other than any such transaction where the holders of the outstanding voting securities of the Fund, LSOT, the GP or Liquor Stores LP, as the case may be, immediately prior to such transaction hold at least a majority of the outstanding voting securities of the surviving corporation or other entity immediately after such transaction and no person or group of persons acting jointly or in concert (other than persons who were the holders of voting securities of the Fund, LSOT, the GP or Liquor Stores LP immediately prior to such transaction) holds 20% or more of the outstanding voting securities of the surviving corporation or other entity); issue voting securities representing 20% or more of the outstanding voting securities to any person or group of persons acting jointly or in concert in one or more related transactions (other than a distribution of securities to the public by way of a prospectus); sell, assign, convey or otherwise dispose of 20% or more of the securities of any subsidiary entity; sell, assign, convey or otherwise dispose of a material portion of the assets of the Fund on a consolidated basis, out of the ordinary course of business; adopt any plan or proposal to liquidate, dissolve or reorganize or seek relief under bankruptcy or insolvency laws; change the size of its board of directors or trustees, if any; or take or permit to be taken any action that would prevent the business of the Company from continuing on an ongoing basis.

Administration Agreement

The Fund and LSOT have entered into the Administration Agreement with the GP whereby the GP will agree to provide or arrange for the provision of services required in the administration of the Fund and LSOT. The GP's duties will include: (a) ensuring compliance by the Fund and LSOT with their continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (b) providing investor relations services; (c) providing or causing to be provided to Voting Unitholders and LSOT Unitholders all information to which Voting Unitholders and LSOT Unitholders are entitled under the Declaration of Trust and the LSOT Declaration of Trust, respectively, including relevant information with respect to income taxes; (d) convening meetings of Voting Unitholders and LSOT Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (e) providing for the calculation of distributions to Unitholders and LSOT Unitholders; (f) attending to all administrative and other matters arising in connection with any redemptions of Units and/or LSOT Units; (g) using its best efforts to ensure compliance with the Fund's limitations on non-resident ownership; (h) attending to all administrative and other matters arising in connection with the Note Indenture, including the payment of interest and principal on the LSOT Notes and in connection with any redemption of the LSOT Notes; and (i) providing general accounting, bookkeeping and administrative services to the Fund and LSOT.

The administration of the Fund and LSOT under the Administration Agreement may be terminated at any time by the Fund or LSOT upon notice in writing to the GP and upon payment to the GP of all costs and

expenses incurred by the GP in terminating contracts entered into by the GP with the approval of the Fund or LSOT, as applicable, for the performance by the GP of its duties under the Administration Agreement. No additional fees are payable to the GP on termination.

The Fund and LSOT will pay all expenses incurred by the GP and attributable to the exercise of its duties in the administration of the Fund and LSOT, respectively, and no fee is payable to the GP for the services provided by it to the Fund and LSOT under the Administration Agreement.

Credit Facility

Liquor Stores LP has entered into the Credit Facility with a Canadian chartered bank providing for, at the election of Liquor Stores LP, a $32 million demand revolving loan (the **"Operating Loan"**), a $14.5 million 364-day committed non-revolving loan (the **"Capital Asset Loan"**) and a $15 million 364-day committed non-revolving loan (the **"Acquisition Loan"**). Security for the Credit Facility includes a first security interest in all present and after acquired personal property of Liquor Stores LP including its inventory. Interest on the Operating Loan is payable at the lender's prime rate or the banker's acceptance rate plus 1.50% and interest on the Capital Asset Loan and Acquisition Loan is payable at the lender's prime rate plus 0.25% or at the banker's acceptance rate plus 1.75%. The Credit Facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of minimum working capital levels, a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization, and a minimum interest coverage ratio. The Credit Facility may in certain circumstances restrict the ability of Liquor Stores LP to pay distributions to the holders of LP Units if the payment would result in a default under the Credit Facility. As at March 30, 2007, approximately $13.3 was drawn under the Credit Facility.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Fund's auditors and such firm has prepared an opinion with respect to the Fund's consolidated financial statements as at and for the year ended December 31, 2006. PricewaterhouseCoopers LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Fund's Audit Committee is attached as **Schedule B**.

Composition of the Audit Committee

Members of the Audit Committee are Glen H. Heximer (Chair), R. John Butler, Gary Collins and Jim Dinning. Each member of the Audit Committee is independent and financially literate.

Relevant Education and Experience

Glen H. Heximer, CA – Chair- Trustee and Director since August 10, 2004
Consultant and business advisor.

From 1974 to 2000 - Senior Tax Partner Ernst & Young LLP, Chartered Accountant (Edmonton)

Mr. Heximer has a B.A in Honours Business Administration from the University of Western Ontario and is a Chartered Accountant. During his 37 year career in public accounting with an international firm of Chartered Accountants he participated in the audit of many private and public corporations, and in the course of advising clients in merger and acquisition activities, was called upon to analyze and interpret financial statements and records of a large variety of organizations.

R. John Butler, QC – Trustee and Director since August 10, 2004
Counsel, Bryan & Company (law firm)

Other Public Company Directorships	TELUS Corporation
	Trans Global Insurance Company
	Trans Global Life Insurance Company

Trans Global Insurance Company and Trans Global Life Insurance Company are subsidiaries of The Brick Group Income Fund.

Mr. Butler holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta. Mr. Butler is a member of the Audit Committees of Trans Global Insurance Company and Trans Global Life Insurance Company, a former Chairman of the Audit and Finance Committee for the Canadian Football League, a former member of the Edmonton Eskimos Football Club Audit Committee and, prior to its merger with B.C. Telecom Inc., was a member of the TELUS Corporation Audit Committee.

Gary Collins – Trustee and Director since September 5, 2006

Other Public Company Directorships	Catalyst Paper Corporation
From 2004 to 2006	President & Chief Executive Officer, Harmony Airways
From 1991 to 2004	Member of the Legislative Assembly of the Province of British Columbia
	2001 – 2004 – Minister of Finance

Jim Dinning – Trustee and Director since August 10, 2004
Chairman of the Board, Western Financial Group Inc.

Other Public Company Directorships	Finning International Inc.
	Shaw Communications Inc.
	Russel Metals Inc.
	Oncolytics Biotech Inc.
	Parkland Income Fund
From 1999 to 2001 –	Chair, Calgary Health Region
From 1986 to 1997 –	Member of the Legislative Assembly of the Province of Alberta
	1992 -1997 – Provincial Treasurer
	1988 – 1992- Minister of Education
	1986 – 1998- Minister of Community and Occupational Health

Mr. Dinning has a B.Comm. and a Masters in Public Administration from Queen's University. Presently Mr. Dinning is a member of the Audit Committees of Parkland Income Fund, Russel Metals Inc. Western Financial Group and Oncolytics Biotech Inc. In the past Mr. Dinning has been a member of the Audit Committees of Shaw Communications Inc. and Finning International Inc.

Pre-approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee approves in advance all permitted non-audit services to be provided to the Fund or any of its affiliates by the external auditors or any of their affiliates, subject to any *de minimus* exception allowed by applicable law. The Audit Committee is permitted to but has not delegated any of its authority to grant pre-approvals.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Fund's external auditor in each of the last two fiscal years for audit services were $154,000 in 2006 and $120,500 in 2005.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Fund's external auditor that are reasonably related to the performance of the audit or review of the Fund's financial statements that are not reported under "Audit Fees" above were $119,538 in 2006 and $44,645 in 2005. Fees were billed for audit related services including the review of interim financial statements and services rendered in connection with financings.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Fund's external auditor for tax compliance, tax advice and tax planning were $15,400 in 2006 and $3,500 in 2005. Fees were billed for services provided in the preparation of corporate tax returns.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Fund's external auditor, other than the services described above, were $59,265 in 2006 and $Nil in 2005. Fees were billed for services provided in connection with documentation of the Fund's internal control systems.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com and on the Fund's website at www.liquorstoresincomefund.ca.

Additional information, including trustees', directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities and securities authorized for issuance under equity compensation plans, is contained in the Fund's Information Circular for its most recent annual meeting which may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Fund's financial statements and management's discussion and analysis for the year ended December 31, 2006, which documents may be found on SEDAR at www.sedar.com.

SCHEDULE "A"

GLOSSARY OF TERMS

In this annual information form, the following terms have the meanings set forth below, unless otherwise indicated:

"ABCA" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

"Acquisition" has the meaning ascribed thereto under "General Development of the Business – Three Year History";

"Acquisition Transaction" means an amalgamation, merger or other form of business combination involving the Fund or Liquor Stores LP, any sale, lease, exchange or transfer of a substantial portion of the assets of the Fund or Liquor Stores LP, or any reorganization, recapitalization, liquidation or winding-up or other business combination involving the Fund or Liquor Stores LP;

"Administration Agreement" means the administration agreement to be entered into between the Fund, LSOT and the GP;

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"AGLC" means the Alberta Gaming and Liquor Commission (formerly the Alberta Liquor Control Board), established pursuant to the GLA, which, among other things, administers the GLA and controls, in accordance with the GLA, the manufacture, import, sale, purchase, possession, storage, transportation, use and consumption of liquor in Alberta, and which, through the board of the AGLC, establishes policies, conducts hearings and makes decisions respecting licenses and registrations under the GLA;

"associate" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"BCLCLB" means the Liquor Control and Licensing Branch of the Province of British Columbia;

"BCLDA" means the *Liquor Distribution Act* (British Columbia);

"business day" means a day when banks are generally open for the transaction of business in Edmonton, Alberta, other than a Saturday, Sunday or statutory or civic holiday;

"CBCA" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"CLS" means Connect Logistics Services, Inc.

"Company" means collectively, Liquor Stores LP and the GP, its general partner;

"Credit Facility" means the credit facility entered into by Liquor Stores LP with a Canadian chartered bank. See "Material Contracts – Credit Facility";

"Declaration of Trust" means the amended and restated declaration of trust dated August 10, 2004 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time. See "Liquor Stores Income Fund";

"Deferred Income Plans" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act;

"diluted basis" means, for purposes of the Securityholders Agreement, the number of Units outstanding assuming the exchange of all Exchangeable LP Units and Subordinated LP Units;

"Distribution Target" means distributions of at least $1.00 per LP Unit in a fiscal year;

"EBITDA" means earnings before provision for interest, income taxes and amortization. See "Non-GAAP Measures" for information concerning the use of EBITDA;

"EBITDA Target" means annual EBITDA of the Company (derived from audited financial statements) of at least $9.836 million;

"Exchange Agreement" means the exchange agreement entered into among the Fund, LSOT, the Company, and the Vendors providing for, among other things, the Exchange Rights and demand and piggy-back registration rights. See "Retained Interest and Exchange Rights";

"Exchange Rights" means the right of a holder of Exchangeable LP Units to exchange one Exchangeable LP Unit for one Unit by delivering such Exchangeable LP Unit in exchange for a Unit. See "Retained Interest and Exchange Rights";

"Exchangeable LP Units" means the exchangeable units of Liquor Stores LP held by the Vendors;

"Exchangeable Securities" means any securities that are exchangeable, directly or indirectly, for Units;

"Exempt Plans" means, collectively, Deferred Income Plans and RESPs;

"Fund" means Liquor Stores Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

"GLA" means the *Gaming and Liquor Act* (Alberta), as amended, including the regulations promulgated thereunder;

"GP" means Liquor Stores GP Inc., a corporation incorporated under the CBCA;

"GP Common Shares" means the common shares in the capital of the GP;

"GP Units" means the ordinary general partner units of Liquor Stores LP held by the GP;

"ITLA" means the *Income Trusts Liability Act* (Alberta);

"Limited Partnership Agreement" means the amended and restated limited partnership agreement, as amended, supplemented or restated from time to time, between the Vendors, the GP and LSOT, by which Liquor Stores LP is governed;

"Liquor Depot" means The Liquor Depot Corporation, a corporation incorporated under the ABCA;

"Liquor Stores Entities" means, and includes LSOT, the GP, Liquor Stores LP, any of their affiliates and any other direct or indirect subsidiary of the Fund;

"Liquor Stores LP" means Liquor Stores Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"Liquor World" means, collectively, LWGI and certain entities associated with or managed by LWGI or an affiliate;

"LP Units" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units;

"LSOT" means Liquor Stores Operating Trust, a trust established under the laws of the Province of Alberta pursuant to the LSOT Declaration of Trust;

"LSOT Declaration of Trust" means the amended and restated declaration of trust dated August 10, 2004 pursuant to which LSOT was established, as the same may be amended, supplemented or restated from time to time. See "Liquor Stores Operating Trust";

"LSOT Notes" means, collectively, the Series 1 LSOT Notes and Series 2 LSOT Notes of LSOT issued under the Note Indenture;

"LSOT Unitholders" means, at the relevant time, the holders of the LSOT Units;

"LSOT Units" means the trust units of LSOT;

"LTIP" means the long-term incentive plan of Liquor Stores LP;

"LTO" means "a limited time offer" made available by a liquor manufacturer to all retailers to purchase products at a discount to the regular wholesale price;

"LWGI" means Liquor World Group Inc., a corporation incorporated under the ABCA;

"Management" means senior management of the GP;

"Non-Competition Agreements" means the non-competition agreements entered into between each of Henry Bereznicki and Irving Kipnes and the Company as more particularly described under "Material Contracts — Non-Competition Agreements";

"non-resident" means a non-resident of Canada within the meaning of the Tax Act;

"Note Indenture" means the note indenture made between LSOT and the Note Trustee, providing for the issuance of the LSOT Notes;

"Note Trustee" means the trustee under the Note Indenture;

"Ordinary LP Units" means the ordinary limited partnership units of Liquor Stores LP;

"Partnership Special Resolution" means a resolution of the partners of Liquor Stores LP passed with the consent of the holders of at least 66 $^{2}/_{3}$% of the LP Units and GP Units, in the aggregate, voted on such resolution at a duly constituted meeting or by a written resolution of partners holding more than 66 $^{2}/_{3}$% of the LP Units and GP Units, in the aggregate, entitled to vote at a duly constituted meeting;

"Permitted Investments" means: (i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed

investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., Moody's Investor Services, Inc. or Dominion Bond Rating Services Limited; and (iii) commercial paper rated at least "R-1" or the equivalent by Dominion Bond Rating Services Limited, in each case maturing not more than 180 days after the date of acquisition;

"Person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Purchased Assets" has the meaning ascribed thereto under "General Development of the Business – Three Year History";

"Redemption Price" has the meaning given to that term under "Liquor Stores Income Fund — Redemption Right";

"RESP" means a registered education savings plan as defined in the Tax Act;

"Securityholders Agreement" means the agreement entered into among LSOT, the GP and the Vendors providing for, among other things, the governance of the GP;

"Series 1 LSOT Notes" means the series 1 notes of LSOT issued under the Note Indenture;

"Series 2 LSOT Notes" means the series 2 notes of LSOT issued under the Note Indenture;

"Special Resolution" means a resolution of the Voting Unitholders passed by not less than 66 $^{2}/_{3}$% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 $^{2}/_{3}$% of the Voting Units entitled to vote on such resolution;

"Special Voting Units" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Subordinated LP Units" means the subordinated exchangeable units of Liquor Stores LP held by the Vendors;

"subsidiary" has the meaning set out in the *Securities Act* (Alberta) and includes a partnership or other entity;

"Tax Act" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"Tax Fairness Plan" means the Tax Fairness Plan announced by the Federal Minister of Finance on October 31, 2006, the related draft legislation introduced by the Minister on December 21, 2006 and the "safe harbour" growth guidelines issued in connection to the Tax Fairness Plan on December 15, 2006.

"Trustees" mean the trustees of the Fund from time to time;

"TSX" means the Toronto Stock Exchange;

"Unit" means a trust unit of the Fund other than a Special Voting Unit;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(1) under Regulation S;

"**Unitholders**" means the holders of Units from time to time;

"**Vendors**" means, collectively, Liquor Depot and Liquor World;

"**Vendor Group**" means, collectively, the Vendors and any shareholder, associate or affiliate of a Vendor, including any family member of a shareholder of a Vendor or any company, trust or other entity owned by or maintained for the benefit of any such person;

"**Voting Units**" means the Units and the Special Voting Units; and

"**Voting Unitholders**" means the Unitholders and the holders of Special Voting Units.

All dollar amounts set forth in this annual information form are in Canadian dollars

SCHEDULE "B"

LIQUOR STORES INCOME FUND

AUDIT COMMITTEE CHARTER

The term "**Fund**" refers to Liquor Stores Income Fund, the term "**Board**" refers to the board of trustees of the Fund and the term "**Administrator**" refers to Liquor Stores GP Inc. (the "**GP**") in its capacity as administrator of the Fund pursuant to the **Administration Agreement** between the Fund, Liquor Stores Operating Trust ("**LSOT**") and the Administrator. The term "**Governance Agreements**" refers, collectively, to the declaration of trust of the Fund, the declaration of trust of LSOT, the Administration Agreement between the Fund, LSOT and the GP, the **Securityholders Agreement** between the Fund, LSOT, the GP, the LP and others, the Exchange Agreement between the Fund, LSOT, the GP, the LP and others and the Limited Partnership Agreement governing the LP.

PURPOSE

The Audit Committee (the "**Committee**") is a standing committee appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the Fund's financial reporting including responsibility to:

- oversee the integrity of the Fund's consolidated financial statements and financial reporting process, including the audit process and the Fund's internal accounting controls and procedures and compliance with related legal and regulatory requirements;
- oversee the qualifications and independence of the Fund's external auditors;
- oversee the work of the Fund's financial management and external auditors in these areas; and
- provide an open avenue of communication between the external auditors, the Board, the board of directors of the GP, the trustees of LSOT, the Administrator and the officers (collectively, "**Management**") of the Fund, the Administrator, the GP and Liquor Stores Limited Partnership ("**Liquor Stores LP**").

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Board.

COMPOSITION AND PROCEDURES

In addition to the procedures and powers set out in any resolution of the Board, the Committee will have the following composition and procedures:

1. Composition

The Committee shall consist of no fewer than three members. None of the members of the Committee shall be an officer or employee of the Fund, Liquor Stores LP or the GP or any of their respective subsidiaries and each member of the Committee shall be an "independent trustee" (in accordance with the definition of "independent director" from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Fund's units are listed for trading); provided that the fact that a trustee is also a director of the GP will not disqualify the trustee from being a member

of the Committee provided that the trustee would otherwise be eligible to be a member of the Committee.

2. Appointment and Replacement of Committee Members

Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a trustee. The Board may fill vacancies on the Committee by election from among its members. The Board shall fill any vacancy if the membership of the Committee is less than three trustees. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its power so long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be elected by the Board annually and each member of the Committee shall hold office as such until the next annual meeting of unitholders after his or her election or until his or her successor shall be duly elected and qualified.

3. Financial literacy

All members of the Committee must be "financially literate" (as that term is interpreted by the Board in its reasonable judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Fund's units are listed for trading) or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

4. Separate Executive Meetings

The Committee will endeavour to meet at least once every quarter, and more often as warranted, with the Chief Financial Officer of the Administrator and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

5. Professional Assistance

The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Fund's expense.

6. Reliance

Absent actual knowledge to the contrary (which will be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Fund from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by the Administrator, Liquor Stores LP or the GP or their respective senior managements and the external auditors, as to any information, technology, internal audit and other non-audit services provided by the external auditors to the Fund and its subsidiaries.

7. Review of Charter

The Committee will periodically review and reassess the adequacy of this Charter as it deems appropriate and recommend changes to the Board. The Committee will evaluate its performance with reference to this Charter. The Committee will approve the form of disclosure of this Charter, where required by applicable securities laws or regulatory requirements, in the annual proxy circular or annual report of the Fund.

8. Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

9. Reporting to the Board

The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

SPECIFIC MANDATES OF THE COMMITTEE

The Committee will:

I. In Respect of the Fund's External Auditors

(a) review the performance of the external auditors of the Fund who are accountable to the Committee and the Board as the representatives of the unitholders of the Fund, including the lead partner of the independent auditor team and make recommendations to the Board as to the reappointment or appointment of the external auditors of the Fund to be proposed in the Fund's proxy circular for unitholder approval and shall have authority to terminate the external auditors;

(b) review the reasons for any proposed change in the external auditors of the Fund which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed replacement auditors before making its recommendation to the Board;

(c) approve the terms of engagement and the compensation to be paid by the Fund to the Fund's external auditors;

(d) review the independence of the Fund's external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(e) approve in advance all permitted non-audit services to be provided to the Fund or any of its affiliates by the external auditors or any of their affiliates, subject to any *de minimus* exception allowed by applicable law; the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection;

(f) review the disclosure with respect to its pre-approval of audit and non-audit services provided by the Fund's external auditors;

(g) approve any hiring by the Fund or its subsidiaries of employees or former employees of the Fund's external auditors;

(h) review a written or oral report describing:

(i) critical accounting policies and practices to be used in the Fund's annual audit,

(ii) alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Administrator or other Management and that are significant to the Fund's consolidated financial statements, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and

(iii) other material written communication between the Fund's external auditors and the Administrator or other Management, such as any management letter or schedule of unadjusted differences;

(i) review with the external auditors and Management the general audit approach and scope of proposed audits of the consolidated financial statements of the Fund, Liquor Stores LP and the GP, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

(j) if a review engagement report is requested of the external auditors, review such report before the release of the Fund's interim consolidated financial statements; and

(k) discuss with the external auditors any difficulties or disputes that arose with the Administrator or other Management during the course of the audit, any restrictions on the scope of activities or access to requested information and the adequacy of the Administrator's or other Management's responses in correcting audit-related deficiencies.

II. In Respect of the Fund's Financial Disclosure

(a) review with the external auditors and Management:

(i) the Fund's audited consolidated financial statements and the notes and Managements' Discussion and Analysis relating to such consolidated financial statements, the annual report, the annual information form, the financial information of the Fund contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Fund, the recommendations for approval of each of the foregoing from each of the Chairman of the Board, CEO and CFO of the GP and based on such recommendations provide, where applicable, its own recommendations to the Board for their approval and release of each of the foregoing to the public;

(ii) the Fund's interim consolidated financial statements and the notes and Managements' Discussion and Analysis relating to such consolidated financial statements, the recommendations for approval of each of the foregoing from each of the Chairman of the Board, CEO and CFO of the GP and based on such recommendations provide, where applicable, its own recommendations to the Board for their approval and release of each of the foregoing to the public;

(iii) the quality, appropriateness and acceptability of the Fund's accounting principles and practices used in its financial reporting, changes in the Fund's accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(iv) all significant financial reporting issues and judgments made in connection with the preparation of the Fund's consolidated financial statements, including the effects of alternative methods in respect of any matter considered significant by the external auditor within generally accepted accounting principles on the consolidated financial statements and any "second opinions" sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

(v) the effect of regulatory and accounting initiatives on the Fund's consolidated financial statements and other financial disclosures;

(vi) any reserves, accruals, provisions or estimates that may have a significant effect upon the consolidated financial statements of the Fund;

(vii) the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Fund and their impact on the reported financial results of the Fund;

(viii) any legal matter, claim or contingency that could have a significant impact on the consolidated financial statements, the Fund's compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Fund's consolidated financial statements;

(ix) review the treatment for financial reporting purposes of any significant transactions that are not a normal part of the Fund's operations; and

(x) the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles.

(b) review and resolve disagreements between Management and the Fund's external auditors regarding financial reporting or the application of any accounting principles or practices;

(c) review earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Fund gives earning guidance;

(d) establish and monitor procedures for the receipt and treatment of complaints received by the Fund regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with the Management these procedures and any significant complaints received;

(e) receive from the Chief Executive Officer and the Chief Financial Officer of the Administrator a certificate certifying in respect of each annual and interim report the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws; and

(f) review and discuss the Fund's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

III. In Respect of Insurance

(a) review periodically insurance programs relating to the Fund and its investments.

IV. In Respect of Internal Controls

(a) review the adequacy and effectiveness of the Fund's internal accounting and financial controls based on recommendations from Management and the external auditors for the improvement of accounting practices and internal controls; and

(b) oversee compliance with internal controls and the Joint Code of Business Conduct.

V. In respect of Other Items

(a) on an annual basis review and assess committee member attendance and performance and report thereon to the Board and review this Charter and, if required implement amendments to this Charter;

(b) on a quarterly basis review compliance with Governance Agreements;

(c) on a quarterly basis review the prior quarter distributions;

(d) on an annual basis review the dividend reinvestment plan;

(e) on an annual basis review the performance of the Board under the Board's mandate;

(f) on a quarterly basis review compliance with the Joint Disclosure Policy of the Fund.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Fund's consolidated financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the Fund's external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Fund, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes or otherwise is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Fund's financial information or public disclosure.

File No. 82-34937

MATERIAL CHANGE REPORT

RECEIVED

2007 MAY 31 A 10:43

1. **Name and Address of Reporting Issuer:**

   Liquor Stores Income Fund
   Suite 1120, 10235 – 101 Street
   Edmonton, Alberta
   T5J 3G1

2. **Date of Material Change:**

   April 10, 2007

3. **News Release:**

   A press release announcing the material change was issued on April 10, 2007 through CCN Matthews. A copy of such press release is attached hereto as Schedule A.

4. **Summary of Material Change:**

   Liquor Stores Income Fund (the "**Fund**") has made an offer (the "**Offer**") to acquire all of the outstanding trust units ("**Liquor Barn Units**") of Liquor Barn Income Fund ("**Liquor Barn**") on the basis of 0.53 of a trust unit ("**Liquor Stores Unit**") of the Fund for each Liquor Barn Unit (subject to adjustment as provided in the offer and takeover bid circular of the Fund dated April 10, 2007 (the "**Circular**")).

5. **Full Description of Material Change:**

   On April 10, 2007, the Fund issued a press release indicating its intention to make the Offer. The Fund formally made the Offer by way of advertisements published in the *Globe and Mail* and *La Presse* on April 10, 2007.

   The Offer is to acquire all of the issued and outstanding Liquor Barn Units on the basis of 0.53 of a Liquor Stores Unit for each Liquor Barn Unit (subject to adjustment as provided in the Circular), which represents a value of $11.30 per Liquor Barn Unit, or a premium of approximately 34.6%, based on the closing prices of the Liquor Stores Units and the Liquor Barn Units on the Toronto Stock Exchange (the "**TSX**") on April 9, 2007, the last trading day prior to the date of commencement of the Offer. The Offer also represents a premium of approximately 35.7% based on the volume weighted average trading prices of the Liquor Stores Units and the Liquor Barn Units on the TSX for the 20 trading days ended April 9, 2007. Liquor Barn has approximately 14 million units outstanding (including exchangeable and subordinated limited partnership units). This transaction values the outstanding Liquor Barn Units at approximately $158 million.

   As part of its Offer, the Fund has entered into a support agreement with four of the original founding unitholders of Liquor Barn, referred to as the "Spirits Liquor Mart Group", who collectively represent the second largest unit holding in Liquor Barn with an aggregate of 808,942 special voting units, representing 5.8% of the voting interest in Liquor Barn. The members of the Spirits Liquor Mart Group have agreed, among other things, to vote the 808,942 Liquor Barn special voting units and other Liquor Barn securities held by them in favour of any resolution of Liquor Barn securityholders in connection with the Offer, including the resolution required in

connection with the tax-deferred "roll-over" option available under the Offer. The Offer includes an option whereby holders of Liquor Barn Units will have the opportunity to exchange their units for Liquor Stores Units on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes.

The Offer is open for acceptance until 10:00 p.m. Edmonton time on May 17, 2007. The Offer is subject to certain conditions of completion, including: (a) that the number of Liquor Barn Units held by unitholders who elect to accept the Offer or participate in the tax deferred "roll-over" option, together with the number of Liquor Barn Units held by or on behalf of the Fund or its subsidiaries, if any, and any separately voted Liquor Barn voting units, represent more than 66 2/3% of the then outstanding Liquor Barn voting units, and (b) the receipt of regulatory, stock exchange and third-party approvals, on terms reasonably satisfactory to the Fund.

Additional details of the Offer are set forth in the copy of the Fund's press release attached hereto as Schedule A.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

Irv Kipnes, Chief Executive Officer or Patrick de Grace, Vice-President, Finance and Chief Financial Officer of Liquor Stores GP Inc., the administrator of the Fund, Suite 1120, 10235 – 101 Street, Edmonton, Alberta T5J 3G1, may be reached by telephone at (780) 944-9994 ext. 6 and (780) 917-4179, respectively.

9. Date of Report:

April 20, 2007

SCHEDULE A

LIQUOR STORES INCOME FUND ANNOUNCES OFFER TO ACQUIRE ALL OUTSTANDING TRUST UNITS OF LIQUOR BARN INCOME FUND

- **Offer provides Liquor Barn unitholders with a significant premium of 34.6% to current unit trading prices**
- **Liquor Barn unitholders will realize an immediate increase to cash distributions per unit**
- **Exceptional strategic fit, creating the leading independent liquor retailer in Alberta and B.C. and providing unitholders with the opportunity to participate in the future growth of a larger and stronger enterprise**
- **Attractive opportunity for unitholders of both funds to realize the accretive benefits of synergies and the implementation of operational best-practices**
- **Offer supported by Spirits Liquor Mart Group, which represents the second largest unitholding in Liquor Barn and is comprised of four of Liquor Barn's original founding members**

EDMONTON, ALBERTA, April 10, 2007 – Liquor Stores Income Fund ("Liquor Stores") (TSX:LIQ.UN) announced today that it has made an offer to acquire all of the outstanding trust units of Liquor Barn Income Fund ("Liquor Barn") (TSX: LBN.UN).

Liquor Stores is offering Liquor Barn unitholders 0.53 of a trust unit of Liquor Stores in exchange for each Liquor Barn trust unit, which represents a value of $11.30 per Liquor Barn trust unit, or a premium of approximately 34.6%, based on the closing prices of the Liquor Stores units and the Liquor Barn units on the Toronto Stock Exchange (the "TSX") on April 9, 2007, the last trading day prior to the date of commencement of the offer. The offer also represents a premium of approximately 35.7% based on the volume weighted average trading prices of the Liquor Stores units and the Liquor Barn units on the TSX for the 20 trading days ended April 9, 2007. Liquor Barn has approximately 14 million units outstanding (including exchangeable and subordinated limited partnership units). This transaction values the outstanding Liquor Barn units at approximately $158 million.

"We believe that the combination of Liquor Stores and Liquor Barn will provide a compelling strategic fit that is in the best interests of the unitholders of both funds," said Irv Kipnes, chief executive officer of Liquor Stores GP Inc. "The business and operations of both trusts are highly complementary, creating the leading independent liquor retailer in Alberta and B.C. and providing opportunities for enhanced growth and the realization of synergies through operational best-practices. For Liquor Barn unitholders, the combination provides not only a substantial premium and increase in per unit distributions but the ability to participate in the future growth of a larger and stronger enterprise."

Mr. Kipnes added: "We approached Liquor Barn beginning in late 2006 with a view to exploring the possibility of a mutually beneficial transaction. However, Liquor Barn's management and Board decided not to engage in a dialogue in connection with our proposal to combine the two trusts at that time. Accordingly, Liquor Stores has decided to make this very compelling offer directly to Liquor Barn's unitholders. We believe our offer represents full and fair value and reflects the benefits of this unique opportunity for Liquor Barn unitholders."

As part of its offer, Liquor Stores has entered into a support agreement with four of the original founding unitholders of Liquor Barn, referred to as the "Spirits Liquor Mart Group", who collectively represent the second largest unit holding in Liquor Barn with an aggregate of 808,942 special voting units, representing 5.8% of the voting interest in Liquor Barn. The members of the Spirits Liquor Mart Group have agreed, among other things, to vote the 808,942 Liquor Barn special voting units and other Liquor Barn securities held by them in favour of any resolution of Liquor Barn securityholders in connection with the offer, including the resolution required in connection with the tax-deferred "roll-over" option available under the offer. The offer includes an option whereby holders of Liquor Barn units will have the opportunity to exchange their units for Liquor Stores units on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes.

The combination of Liquor Stores and Liquor Barn provides a number of compelling benefits to unitholders, including:

- Liquor Barn unitholders, in addition to receiving the substantial premium of 34.6%, will have the opportunity for continued participation in the growth of the stronger and larger combined enterprise;
- Liquor Barn unitholders will realize an immediate 2.6% increase to their monthly cash distributions per unit;
- The two businesses provide an excellent strategic fit and together will create the leading independent liquor retailer in Alberta and B.C. with 176 liquor stores, providing a strong platform for future growth;
- The discontinuance of related party acquisitions from Liquor Barn Devco Ltd. will provide the public Liquor Barn unitholders with the opportunity to now fully participate in the growth and value creation from future store development and acquisitions;
- The combined enterprise will be positioned to realize meaningful synergies through the elimination of redundant costs and implementation of operational best-practices;
- The combined fund will benefit from access to Liquor Stores' cumulative "safe harbour" equity growth amount of approximately $235 million through 2010, of which approximately $98 million is available in 2007, under the Federal government's proposal to tax income trusts in its "Tax Fairness Plan". This compares to Liquor Barn's estimated remaining cumulative limit of approximately $65 million after giving effect to its recent convertible debenture and equity offerings. In total, the combined fund will benefit from a cumulative "safe harbour" equity growth amount of approximately $300 million through 2010;
- The transaction should improve trading liquidity for all unitholders by creating a combined entity with a pro forma market capitalization of approximately $450 million; and
- The combined entity will benefit from the stability of the Liquor Stores senior management team which has a proven track record of operational excellence, successful integration of acquisitions, and delivery of value to unitholders. Liquor Stores' unit price has increased 113% since its IPO and has generated a total return of 148% including reinvestment of distributions.

Liquor Stores expects the combination to be accretive to distributable cash[*] from the perspective of Liquor Stores unitholders.

Liquor Barn unitholders will be entitled to receive all regular ordinary course distributions declared and paid by Liquor Barn (in amounts not to exceed current monthly distributions) with a record date prior to the expiry of the offer.

The offer was commenced today by publication of an advertisement and filing of a takeover bid circular dated April 10, 2007, as required under applicable securities laws. Full details of the offer are included in the takeover bid circular that will be sent to Liquor Barn unitholders following receipt of a unitholder list from Liquor Barn. The offer is open for acceptance until 10:00 p.m. Edmonton time on May 17, 2007. The offer is subject to certain conditions of completion, including: (a) that the number of Liquor Barn units held by unitholders who elect to accept the offer or participate in the tax deferred "roll-over" option, together with the number of Liquor Barn units held by or on behalf of Liquor Stores or its subsidiaries, if any, and any separately voted Liquor Barn voting units, represent more than 66 2/3% of the then outstanding Liquor Barn voting units, and (b) the receipt of regulatory, stock exchange and third-party approvals, on terms reasonably satisfactory to Liquor Stores.

Liquor Stores has engaged RBC Capital Markets as its financial advisor and Burnet, Duckworth & Palmer LLP as its legal advisor. In addition, Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn securityholders in their entirety. The public will be able to obtain at no charge the offer to purchase, takeover bid circular and all other documents relating to the offer when they become available on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com. Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign trust and its

affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in Liquor Stores Income Fund's Annual Information Form and other documents Liquor Stores Income Fund files with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and Liquor Stores Income Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

(*)Non-GAAP measures

Liquor Stores uses measures, notably distributable cash, as supplementary information it believes would be useful to investors, that are not recognized by Canadian generally accepted accounting principles (GAAP). Distributable cash is not intended to be representative of cash flow or results of operations determined in accordance with Canadian GAAP and does not have a standardized meaning prescribed by GAAP. Distributable cash is unlikely to be comparable to similar measures used by other companies or income trusts. For a reconciliation of cash flow from operations to distributable cash, see page 3 of Liquor Stores' management's discussion and analysis of financial results for the year ended December 31, 2006, which may be obtained at www.sedar.com or from Liquor Stores' web site at www.liquorstoresincomefund.ca.

For further information:

Corporate contacts:	Media contacts:	Unitholder information:
Liquor Stores GP Inc. www.liquorstoresincomefund.ca	Longview Communications Inc.	Georgeson Shareholder Communications
Irv Kipnes Chief Executive Officer (780) 944-9994 ext. 6	Louise Weston (604) 644-6090	Toll Free: 1-866-656-4120
Patrick de Grace Vice President Finance and Chief Financial Officer (780) 917-4179		

File No. 82-34937

Form 52-109F1 - Certification of Annual Filings

I, ***Patrick de Grace***, Vice President Finance & Chief Financial Officer of Liquor GP Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund*** (the issuer) for the period ending ***December 31, 2006***;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 30th day of March, 2007

[Signed] "Patrick de Grace"

Patrick de Grace
Vice President Finance & Chief Financial Officer
Liquor Stores GP Inc.

File No. 82-34937

Form 52-109F1 - Certification of Annual Filings

I, ***Irv Kipnes***,Chief Executive Officer of Liquor GP Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund*** (the issuer) for the period ending ***December 31, 2006***;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 30th day of March, 2007

[Signed] "Irv Kipnes"

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.

File No. 82-34937

RECEIVED

Liquor Stores Income Fund

Consolidated Financial Statements
December 31, 2006 and 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 6776

March 7, 2007

Auditors' Report

To the Unitholders of
Liquor Stores Income Fund

We have audited the consolidated balance sheets of **Liquor Stores Income Fund** as at December 31, 2006 and 2005 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Liquor Stores Income Fund
Consolidated Balance Sheets
As at December 31, 2006 and 2005

	2006 $	2005 $
Assets		
Current assets		
Cash	3,396,967	2,047,400
Accounts receivable	1,524,689	1,102,634
Inventory	49,702,563	34,066,925
Prepaid expenses and deposits	1,158,617	1,552,731
	55,782,836	38,769,690
Pre-opening costs	818,823	471,903
Deposits on future acquisitions (note 5)	1,632,621	-
Equity investment (note 6)	-	422,789
Property and equipment (note 7)	23,040,537	18,007,419
Future income taxes (note 8)	62,400	23,500
Intangible assets (note 9)	806,044	424,293
Goodwill (note 10)	104,953,874	82,676,117
	187,097,135	140,795,711
Liabilities		
Current liabilities		
Bank indebtedness (note 11)	5,455,414	15,492,652
Accounts payable and accrued liabilities (note 17)	5,365,478	3,617,682
Distributions payable to unitholders (note 12)	1,193,645	553,576
Distributions payable to non-controlling interest (note 12)	881,282	752,500
	12,895,819	20,416,410
Long-term debt (note 11)	-	11,352,466
	12,895,819	31,768,876
Contingencies and commitments (notes 4 and 13)		
Non-controlling interest (note 14)	33,495,557	41,700,230
Unitholders' Equity		
Fund Units (note 15)	139,708,519	66,990,066
Cumulative undistributed earnings	997,240	336,539
	140,705,759	67,326,605
	187,097,135	140,795,711

Liquor Stores Income Fund

Consolidated Statements of Earnings and Cumulative Undistributed Earnings

For the years ended December 31, 2006 and 2005

	2006 $	2005 $
Sales	221,997,189	157,443,781
Cost of sales, operating, administrative, acquisition and store development	202,497,814	144,488,035
Operating earnings before amortization	19,499,375	12,955,746
Amortization		
Amortization of property and equipment	1,950,024	1,349,357
Amortization of intangible assets	141,810	85,800
Amortization of pre-opening costs	324,857	82,566
	2,416,691	1,517,723
Earnings before the undernoted items	17,082,684	11,438,023
Loss on disposal of property and equipment	-	267,400
Earnings before interest and non-controlling interest	17,082,684	11,170,623
Interest expense		
Interest on bank indebtedness	(824,501)	(604,096)
Interest on long-term debt	(280,320)	(254,874)
	(1,104,821)	(858,970)
Earnings before non-controlling interest	15,977,863	10,311,653
Non-controlling interest	(4,462,634)	(4,213,705)
Net earnings for the year	11,515,229	6,097,948
Cumulative undistributed earnings – beginning of year	336,539	385,437
Distributions declared (note 12)	(10,854,528)	(6,146,846)
Cumulative undistributed earnings – end of year	997,240	336,539
Basic earnings per Unit (note 16)	1.351	1.045
Diluted earnings per Unit (note 16)	1.321	1.029

Liquor Stores Income Fund

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

	2006 $	2005 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	11,515,229	6,097,948
Items not affecting cash		
Amortization	2,416,691	1,517,723
Future income taxes	(27,570)	(9,500)
Equity earnings	(28,237)	(53,031)
Loss on disposal of property and equipment	-	267,400
Non-controlling interest	4,462,634	4,213,705
	18,338,747	12,034,245
Net change in non-cash working capital items	(8,999,881)	(7,469,124)
	9,338,866	4,565,121
Financing activities		
Net proceeds from the issuance of Units (note 15)	64,327,459	28,679,064
Increase (decrease) in bank indebtedness	(9,922,759)	3,270,280
Proceeds of long-term debt	-	11,454,549
Repayment of long-term debt	(11,352,466)	(7,500,000)
Distributions paid to unitholders	(10,214,459)	(5,951,460)
Distributions paid to non-controlling interest	(4,170,506)	(4,362,147)
Dividends paid to non-controlling interest by subsidiaries	(48,018)	-
	28,619,251	25,590,286
Investing activities		
Business acquisitions (note 4)	(30,267,516)	(26,166,855)
Deposits on future acquisitions	(1,632,621)	-
Purchase of property and equipment	(3,836,636)	(2,618,341)
Intangible assets	(200,000)	-
Pre-opening costs	(671,777)	(389,515)
Repayment from equity investee	-	62,900
	(36,608,550)	(29,111,811)
Increase in cash	1,349,567	1,043,596
Cash – Beginning of year	2,047,400	1,003,804
Cash – End of year	3,396,967	2,047,400

Supplemental disclosure of cash flow information (note 19)

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at December 31, 2006, the Fund operated 97 (2005 – 70) retail liquor stores in Alberta and 8 (2005 – 5) retail liquor stores in British Columbia. Of these stores, 94 (2005 – 72) were acquired by the Fund and 11 (2005 – 3) were developed by the Fund.

2 Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, goodwill is assessed for impairment based on estimates of fair value and amortization of property and equipment is based on their estimated useful lives. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the period in which they become known.

a) Basis of presentation

These consolidated financial statements include the accounts of the Fund, its wholly owned subsidiaries Liquor Stores Operating Trust, Liquor Stores LP, Liquor Stores GP Inc. and several operating subsidiaries thereof, its 50% owned subsidiary Vines of Riverbend Limited Partnership ("Vines), and its 80% owned subsidiary Corinthia Liquor Store Limited Partnership. All inter-entity balances and transactions have been eliminated on consolidation. Vines was accounted for using the equity method in 2005. Certain comparative figures have been reclassified to conform with the current year presentation.

b) Revenue recognition

Revenue is generated from sales to customers through retail stores and licensee sales to commercial customers. Revenue from retail sales is recognized at the point of sale and from commercial sales at the time of shipment.

c) Cash

Cash consists of cash on hand and balances with banks.

d) Inventory

Inventory, consisting primarily of liquor for resale, is valued at the lower of cost, determined on the first in, first out basis, and net realizable value.

e) Pre-opening costs

Pre-opening costs represent incremental direct costs incurred in acquiring and developing new retail liquor stores. The Fund defers such expenditures incurred during the pre-operating period. These costs are amortized over the 24 months after a developed store commences operations. Costs related to acquired stores are added to the cost of the purchase at the date of acquisition. Costs incurred relating to locations that are subsequently abandoned are expensed in the period of abandonment.

f) Property and equipment

Property and equipment is recorded at cost, which is amortized over the estimated useful lives of assets on a straight-line basis at annual rates disclosed in note 7. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

g) Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired. Goodwill is not amortized, but is assessed for impairment at least annually or when events and circumstances indicate the carrying value may not be recoverable. The Fund uses the two step impairment test as outlined in the CICA Handbook to determine if there is impairment in the carrying value of goodwill.

h) Intangible assets

Intangible assets consisting of acquired customer relationships, retail liquor licenses and business permits, and property leases acquired at less than market rates are recorded at cost.

The amount attributed to customer relationships is amortized over five years and the amount attributed to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of limited life intangible assets for impairment when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is no longer recoverable and exceeds their fair value.

Retail liquor licenses and business permits to operate a retail liquor store have an indefinite life and are therefore not amortized. The Fund will assess the carrying value of this unlimited life intangible asset for impairment annually, or more frequently, if events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

i) Income taxes

Incorporated subsidiaries of the Fund use the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Pursuant to the *Income Tax Act* as presently enacted, the Fund, as a trust, is not subject to income taxes to the extent that income and taxable capital gains are paid or payable to unitholders.

On October 31, 2006, the Government of Canada announced its Tax Fairness Plan which proposed changes to the way income trusts and their unitholders will be taxed beginning in 2011. Under the draft legislative proposals released on December 21, 2006, distributions paid or payable by the Fund will not be deductible in the computation of taxable income. This legislation has not been substantively enacted.

j) Unit-based compensation

The Fund's unit-based compensation plans consist of a Long Term Incentive Plan for the benefit of certain employees and a Deferred Share Unit Plan for the benefit of Fund trustees and directors as further described in note 18. The Fund accounts for unit-based compensation using the fair value method, in which the fair value of compensation is measured at the grant date and recognized over the service period.

3 Future accounting policy changes

Financial Instruments and other comprehensive income

New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. The Fund will apply these standards beginning on January 1, 2007 resulting in the recognition of other comprehensive income in a separate financial statement and the inclusion of accumulated other comprehensive income as a component of unitholders' equity. The Fund anticipates that the adoption of these standards will not result in a material impact on the financial statements.

4 Business Acquisitions

a) 2006 Acquisitions

During the year ended December 31 2006, the Fund completed the acquisition of 22 retail liquor store businesses, none of which are individually material. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. Certain purchase price allocations are preliminary and are subject to change once the final valuations of assets acquired are completed and the final determination of costs related to the acquisition have been made.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	3,002,215
Goodwill [1]	22,277,757
Intangible assets	323,562
	25,603,534
Net working capital	4,663,983
Cash paid	30,267,517

(1) Of the goodwill resulting from business acquisitions, $16,241,412 is deductible for tax purposes at 7% per year.

For three agreements entered into in 2005 for the purchase of certain stores, the Fund may be required to make contingent payments as follows: i) $100,000 each year for the next five years provided that certain store sales threshold are achieved; ii) 1% of gross sales of certain stores payable quarterly for the next four years to a cumulative maximum of $450,000; and iii) on March 15, 2008 and 2009, a payment equal to 50% times a multiple of earnings less payments to date .

Given the uncertainty with respect to the amount and timing of such payments, no amount has been recorded with respect to this contingent consideration. The Fund will recognize additional consideration payable and goodwill when the outcome of these contingencies becomes determinable. During the year, the Fund paid contingent consideration of $124,775 (2005 – nil), which was recorded as additional goodwill.

b) 2005 Acquisitions

During the year ended December 31 2005, the Fund completed the acquisition of 22 retail liquor store businesses, none of which are individually material. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	4,821,570
Goodwill [1]	15,732,478
Intangible assets	103,627
	20,657,675
Net working capital	5,560,330
Cash paid	26,218,005

(1) Of the goodwill resulting from business acquisitions, $10,878,069 is deductible for tax purposes at 7% per year.

5 Deposits on future acquisitions

At December 31, 2006 the Fund had tendered deposits for 5 retail liquor stores in the amount of $1,632,621 (December 31, 2005 – nil). In addition, deposits for inventory and working capital in the amount of $306,252 were included in prepaid expenses and deposits at December 31, 2006 (note 22). Subsequent to December 31, 2006 the Fund drew down the future business acquisitions deposits by $300,000 through the purchase of one retail liquor store.

6 Equity investment

	2006 $	2005 $
Shares – 50%	-	1
Equity earnings	-	53,031
Advances	-	369,757
	-	422,789

During the year, the Fund consolidated this investment as a subsidiary.

7 Property and equipment

				2006
	Rate %	Cost $	Accumulated amortization $	Net book value $
Leasehold improvements	7	19,707,246	2,314,287	17,392,959
Operating equipment	10	2,362,246	372,118	1,990,128
Office equipment and fixtures	10	991,990	159,550	832,440
Computer equipment	20	1,393,000	308,236	1,084,764
Automotive	20	367,625	118,488	249,137
Signage	10	962,550	149,462	813,088
Shelving and racking	10	805,964	127,943	678,021
		26,590,621	3,550,084	23,040,537

				2005
	Rate %	Cost $	Accumulated amortization $	Net book value $
Leasehold improvements	7	14,904,591	1,085,941	13,818,650
Operating equipment	10	1,773,400	165,453	1,607,947
Office equipment and fixtures	10	696,971	75,055	621,916
Computer equipment	20	676,159	101,789	574,370
Automotive	20	307,386	50,987	256,399
Signage	10	683,564	67,374	616,190
Shelving and racking	10	570,601	58,654	511,947
		19,612,672	1,605,253	18,007,419

8 Future income taxes

The Fund records income taxes relating to temporary differences and income earned by corporate subsidiaries of the Fund. The components of future income taxes are as follows:

	2006 $	2005 $
Future income tax liabilities		
Goodwill	21,756	5
Property and equipment	27,832	6,291
Pre-opening costs	37,914	26,364
	87,502	32,660
Future income tax assets		
Non-capital losses	137,529	56,160
Deferred lease inducement	12,373	-
	149,902	56,160
Net future income tax asset	62,400	23,500

The Fund has recognized future income taxes related to non-capital losses of $715,354 (2005 – $312,000) available in a subsidiary to offset income of future years. If not utilized, $151,109 will expire in 2015 and $564,245 in 2016.

The Fund does not record income taxes relating to the remaining temporary differences nor the remaining income earned by the Fund. Unitholders of the Fund will be responsible for these income taxes. The differences between the tax bases and the reported amounts of the Fund's assets and liabilities for which future income taxes are not recorded are as follows:

	2006 $	2005 $
Goodwill	34,724,095	31,904,402
Property and equipment	7,036,482	7,523,086
Deferred lease inducements	-	(8,498)
Issue costs	(6,179,651)	(4,344,003)
Pre-opening costs	561,852	325,437
Intangible assets	288,333	368,957
	36,431,111	35,769,381

Of the difference relating to goodwill, $30,147,781 (2005 - $29,681,693) is not deductible for tax purposes.

9 Intangible assets

			2006
	Cost $	Accumulated amortization $	Net $
Customer relationships	139,058	52,686	86,372
Retail liquor licenses and business permits	211,000	-	211,000
Leases	706,131	197,459	508,672
	1,056,189	250,145	806,044

			2005
	Cost $	Accumulated amortization $	Net $
Customer relationships	139,058	24,874	114,184
Retail liquor licenses and business permits	11,000	-	11,000
Leases	382,569	83,460	299,109
	532,627	108,334	424,293

During the year, there was $530,650 in additions to intangible assets. Of the additions, $330,650 are subject to amortization.

10 Goodwill

	2006 $	2005 $
Balance – Beginning of year	82,676,117	66,943,639
Business acquisitions (note 4)	22,277,757	15,732,478
Balance – End of year	104,953,874	82,676,117

11 Bank indebtedness and long-term debt

Bank indebtedness

The Fund has an available $32 million operating line, with a seasonal bulge to $38 million between October 1 and February 28. Interest on bank indebtedness is payable at the lender's prime rate. As at December 31, 2006, the bank indebtedness rate of interest was 6% (2005 – 5.25%) and $7,532,285 (2005 - $16,893,885) was drawn on the operating line, offset by outstanding cheques and deposits of $2,076,871 (2005 - $1,401,233).

Long-term debt

Interest on long-term debt is payable at the lender's prime rate plus 0.25%. As of December 31, 2006 the effective long-term debt rate of interest was 6.25% (December 31, 2005 – 5.50%). There was no long-term debt outstanding at December 31, 2006.

The Fund has an available $30.8 million credit facility consisting of a $14.5 million committed non-revolving loan to be used in financing capital assets of the Fund, a $15 million committed non-revolving loan to assist in financing the acquisition and development of liquor stores, a $0.65 million demand loan to cover electronic funds transfer payments, and a $0.65 million demand non-revolving loan to be used in financing motor vehicle and other asset acquisitions.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP, a subsidiary of the Fund, and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance. The assets of Liquor Stores LP represent substantially all of the Fund's assets.

12 Distributions

Distributions are determined in accordance with the Trust Indenture, and are based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $1.24 (2005 – $1.05) per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund for the year:

						2006
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
Distributions	10,854,528	9,660,883	4,299,287	3,418,005	15,153,815	13,078,888

						2005
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
Distributions	6,146,846	5,593,270	4,393,125	3,640,625	10,539,971	9,233,895

At December 31, 2006, distributions payable to unitholders was $1,193,645 (2005 – $553,576) and distributions payable to non-controlling interest was $881,282 (2005 – 752,500). Distributions outstanding as at December 31, 2005 were paid in 2006.

13 Commitments

The Fund occupies its head office and retail locations under lease agreements with varying terms from five to twenty-five years, expiring from January 2007 to August 2026. The leases provide for minimum annual lease payments as follows:

	$
Years ending December 31, 2007	6,700,563
2008	6,297,854
2009	5,126,590
2010	4,109,733
2011	3,546,047
Aggregate of all years thereafter	8,969,063
	34,749,850

14 Non-controlling interest

Exchangeable and Subordinated Unitholders

	Liquor Stores LP Exchangeable LP Units #	Liquor Stores LP Subordinated LP Units #	Total #
Liquor Stores Limited Partnership			
Balance December 31, 2004	2,075,000	2,125,000	4,200,000
Exchanged for Fund Units	(49,683)	-	(49,683)
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Exchanged for Fund Units	(848,637)	-	(848,637)
Balance – December 31, 2006	1,176,680	2,125,000	3,301,680
Fund Special Voting Units – December 31, 2006	1,176,680	2,125,000	3,301,680
	$	$	$
Balance – December 31, 2004	20,935,999	21,440,481	42,376,480
Earnings	2,074,922	2,138,783	4,213,705
Exchanged for Fund Units	(496,830)	-	(496,830)
Distributions declared (note 12)	(2,162,215)	(2,230,910)	(4,393,125)
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
Earnings	1,561,740	2,776,427	4,338,167
Exchanged for Fund Units	(8,390,994)	-	(8,390,994)
Distributions declared (note 12)	(1,642,824)	(2,656,463)	(4,299,287)
Balance – December 31, 2006	11,879,798	21,468,318	33,348,116
Subsidiaries			
Balance – December 31, 2005			-
Arising from current year acquisitions			70,992
Earnings			124,467
Dividends paid			(48,018)
Balance – December 31, 2006			147,441
Total			33,495,557

Liquor Stores LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by Liquor Stores LP have economic and voting rights equivalent to the Fund Units (note 15), except in connection with the exchangeability terms as described below. They are exchangeable, directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions pro rata with distributions made on Fund Units.

Liquor Stores LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 15), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 15) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed per Ordinary LP Units and Exchangeable LP Units during such fiscal quarter, only after the distributions have been made on the Ordinary LP Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis (and the subordination provisions will only apply until) as at the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Fund has earned EBITA (earnings before interest, taxes and amortization) of at least $9,836,000 and the Fund has paid distributions of at least $1.00 per LP Unit for such fiscal year.

In the event that a take-over bid by a person acting at arm's length to the holders of the Subordinated LP Units is accepted by holders of the Fund Units representing 20% or more of the issued and outstanding Units of the Fund on a fully diluted basis, or in the event of certain other acquisition transactions in respect of the Fund, the subordination provisions will terminate and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis.

Fund Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. Fund Special Voting Units will automatically be transferred upon a transfer of the Exchangeable LP Units or the Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

15 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2004	4,300,000	5,185,828	37,814,172
Units issued on March 2, 2005	1,830,000	1,332,936	28,679,064
Issued for Exchangeable LP Units	49,683	-	496,830
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066
Units issued on March 15, 2006	1,600,000	1,756,582	30,643,418
Units issued on October 2, 2006	1,600,000	1,995,959	33,684,041
Issued for Exchangeable LP Units	848,637	-	8,390,994
	10,228,320	10,271,305	139,708,519

During the year, the Fund issued 1,600,000 Fund Units at $22.30 per Fund Unit and 1,600,000 Fund Units at $20.25 per Fund Unit for aggregate proceeds of $68,080,000. The costs of issuance of the units were $3,752,541 resulting in net proceeds of $64,327,459. The Fund used the net proceeds from the issuances to temporarily repay bank indebtedness and long-term debt and for liquor store acquisitions and development.

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

16 Earnings per Unit

	2006	2005
	$	$
Net earnings – numerator utilized in basic Earnings per Unit	11,515,229	6,097,948
Non-controlling interest (note 14)	4,338,167	4,213,705
Earnings – numerator utilized in diluted Earnings per Unit	15,853,396	10,311,653
	#	#
Units outstanding – Beginning of period	6,179,683	4,300,000
Weighted average of Units issued	2,345,239	1,537,614
Denominator utilized in basic Earnings per Unit	8,524,922	5,837,614
Exchangeable and Subordinated Units	3,475,215	4,186,551
Denominator utilized in diluted Earnings per Unit	12,000,137	10,024,165
	$	$
Earnings per Unit – Basic	1.351	1.045
Earnings per Unit – Diluted	1.321	1.029

17 Related party transactions

During the year, the Fund incurred professional fees of $178,144 (2005 – $257,197) to a law firm of which a director of a subsidiary of the Fund is a partner. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $84,490 (2005 – $81,193). During the year, the Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the Fund, relating to the supervision of construction of acquired and developed stores, in the amount of $116,294 (2005 – $83,647). These operating and administrative expenses are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $4,307 (2005 – $94,848) relating to these transactions.

18 Unit-based compensation plans

a) Long term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per

unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust (the "LTIP Trust"). The LTIP Trust will use the funds to purchase Units in the open market or from treasury, and such Units will vest to the eligible employees over a three-year period. Threshold amounts and participation rates are as follows:

Excess percentage	**Participation rate**
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

For the year ended December 31, 2006, the distributable cash per unit of the Fund exceeded the threshold amount. As a result, the Fund will transfer $50,000 to the LTIP Trust in 2007. Compensation expense will be recorded in the years in which vesting occurs. No compensation expense was recorded under the Plan in the year ended December 31, 2006 (2005 - $ nil).

b) Trustee and director deferred unit plan

The Fund has adopted a deferred share unit plan (the "DSU Plan") in 2006 to enhance the ability of the Fund to attract and retain non-employee Trustees and Directors whose training, experience and ability will promote the interests of the Fund and to align the interests of such non-employee Trustees and Directors with the interests of Unitholders. The DSU Plan is designed to permit such non-employee Trustees and Directors to defer the receipt of all or a portion of the cash compensation otherwise payable to them for services to the Fund. As the Fund intends to settle its obligations related to the DSU Plan through cash payments, these obligations are accrued as a liability, which is adjusted to fair value based on the current market value of Units at each reporting date. Awards accruing to DSU Plan participants in the year ended December 31, 2006 totalled $99,781 (2005 - $ nil), which were recorded as compensation expense in the year. As at December 31, 2006 participants have earned 5,183 Units under the DSU Plan (2005 – nil).

c) Deferred performance bonus

Subsequent to year-end, the Fund approved a special deferred bonus in the amount of $950,000 to reward key management personnel for operational performance of the Fund for the year ended December 31, 2006. The bonus will be paid in Fund Units which will vest over a three-year period. Compensation expense will be recorded in the years in which vesting occurs. As the grant date for this award is subsequent to year-end, no compensation expense was recorded for this deferred bonus in the year ended December 31, 2006.

19 Supplemental disclosure of cash flow information

	For the year ended December 31, 2006 $	For the year ended December 31, 2005 $
Interest paid	1,104,821	882,318
Income taxes paid	15,551	-

20 Segmented information

The Fund identifies operating segments based on business activities, management responsibility, and geography. The Fund operates within a single operating segment, being the operation of retail liquor stores in Canada. All of the Fund's assets are located in Canada.

21 Financial instruments

The Fund, as part of its operations, is party to a number of financial instruments. These financial instruments include accounts receivable, advances to equity investee, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. It is management's opinion that the Fund is not exposed to significant interest, currency or credit risk arising from these financial instruments, except as described below.

Credit risk

The Fund is exposed to credit risk from its licensee customers in the normal course of business, which is mitigated by credit management policies. The Fund is not subject to significant concentration of credit risk with respect to its customers, however all trade receivables are due from organizations in the Alberta and British Columbia hospitality industry.

Interest rate risk

The Fund is exposed to interest rate cash flow risk on its floating rate bank indebtedness and long-term debt, as described further in note 11.

Fair value disclosure

The carrying amount of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their fair value either due to their relatively short-term maturities or interest rates which approximate market rates. The fair value of advances to equity investees cannot be determined since the advances do not have specified terms and no active market for the advances exists. The carrying values of long-term debt approximate the fair value of the long-term debt as the interest rate affecting this instrument approximates market rates.

22 Economic dependence

Under Alberta provincial legislation the Fund is required to purchase liquor and related products from the Alberta Gaming and Liquor Commission. As the Fund's income is derived entirely from the sale of liquor and related products, its ability to continue viable operations is dependent upon maintaining its relationship with this main supplier.

The Fund is dependent on Connect Logistics Services Inc. and Brewers Distributor Ltd. in Alberta and the Liquor Distribution Branch in British Columbia for the substantial majority of its products. Any significant disruption in the operations of these organizations resulting in interruption in supply would have a material adverse effect on liquor store operations including the operations of the Fund.

23 Subsequent events

Subsequent to December 31, 2006, the Fund completed the acquisition of an additional retail liquor store business. The aggregate purchase price (including inventory) for the acquisition was approximately $4 million and was paid in cash from existing facilities and proceeds from the issuance of Fund Units (note 15).

On January 9, 2007, the Fund filed a statement of claim against the vendors of a group of retail stores acquired by the Fund in 2006. The claim asserts that the vendor group breached the terms of the agreement, made material misrepresentations and engaged in conduct contrary to their express and implied obligations under the agreement. Amounts received, if any, from this claim will be recorded in the period of settlement. Approximately $900,000 currently held in trust pertaining to this acquisition is included in deposits on future acquisitions and $306,252 for inventory and working capital is included in prepaids and deposits (note 5).

File No. 82-34937

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Liquor Stores Income Fund

Fiscal year end date used
to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 10,228,320	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 20.09833	
Market value of class or series	(i) X (ii) =	(A) 205,572,151
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) -

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) -
(Repeat for each class or series of securities)		(D) -

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	205,572,151

Participation Fee 6,700

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \quad \times \quad \text{Number of entire months remaining in the issuer's fiscal year}}{12} = \quad -$$

Late Fee, if applicable

(As determined under section 2.5 of the Rule) -

File No. 82-34937

LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

For the Year Ended December 31, 2006
As of March 7, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes of Liquor Stores Income Fund (the "Fund") for the year ended December 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements" below.

References to the Tax Fairness Plan in this MD&A are to the Tax Fairness Plan announced by the Federal Minister of Finance on October 31, 2006, the related draft legislation introduced by the Minister on December 21, 2006 and the "safe harbour" growth guidelines issued in connection to the Tax Fairness Plan by the Federal Department of Finance on December 15, 2006.

This MD&A is dated March 7, 2007.

OVERVIEW OF THE FUND

Issuance of Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its 75.6% ownership of Liquor Stores Limited Partnership ("Liquor Stores LP"), the Fund operates 105 retail liquor stores in Alberta and British Columbia and management believes it is the largest liquor store operator in Alberta by number of stores and one of the two largest by revenue.

The Fund commenced business operations on September 28, 2004, when it completed its initial public offering of Units and acquired the net assets of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors") for $97.4 million in cash and Subordinated and Exchangeable LP Units.

In March 2005, March 2006 and October 2006 the Fund issued 1,830,000, 1,600,000 and 1,600,000 Units, respectively, from treasury for aggregate net proceeds of $93.1 million. In conjunction with the March 2006 offering, the Vendors sold 827,132 Units by way of a secondary offering. As at March 7, 2007 there are 10,229,745 Units and 3,300,255 subordinated and exchangeable units outstanding. The Vendors now have a 24.4% non-controlling interest in Liquor Stores LP.

The net proceeds of the March 2005 and March 2006 issuances were used to acquire or develop 55 retail liquor stores and to temporarily repay bank financing. The net proceeds of the October 2006 issuance are also being used to temporarily repay bank financing related to inventory and will be used to fund future acquisitions and development of retail liquor stores. From inception to December 31, 2006, the aggregate cost to acquire and develop retail liquor stores, exclusive of working capital, is approximately $53.4 million.

Subsequent to December 31, 2006, the Fund completed the acquisition of one retail liquor store in Calgary, Alberta. The Fund has also closed a small store in the same market area. The Fund has commitments in place to date that will see an additional six stores being developed and opened in 2007 and several more are under negotiation.

As at March 7, 2007, the Fund operates 105 retail liquor stores located in the following communities:

	Alberta			British Columbia		
	Edmonton	Calgary	Other	Lower Mainland	Other	Total
Number of Stores	42	35	20	3	5	105

References to Edmonton and Calgary are to stores located in or near those urban centres.

Other communities served in Alberta include Red Deer (3), Lethbridge (1), Fort McMurray (5), Slave Lake (3), Banff (1), Canmore (2), Grande Prairie (2), Edson (2) and High River (1).

In British Columbia other communities served include Victoria (1), Kamloops (1), Kelowna (2) and Chilliwack (1). The Fund also operates a pub connected to a retail liquor store in British Columbia.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 98 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that the Fund is one of the two largest liquor store operators in Alberta by revenue.

The Fund also operates eight stores and a pub in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of approximately 600 private stores and 208 government operated stores. There are also approximately 400 agency stores that service small communities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to unitholders to the extent determined prudent by the trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the trustees, including a provision for awards related to the Fund's long-term incentive plan (the "LTIP"). The policy allows the Fund to make stable monthly distributions to its unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of the expected performance of existing and new stores, the competitive environment and economic conditions, including labour market trends.

Based on this review and the financial performance of the Fund, cash distributions have been made or are contemplated as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
February 15, 2006 to October 16, 2006	$0.10000	$1.200
November 15, 2006 to March 15, 2007	$0.11667	$1.400
Commencing April 13, 2007[(1)]	$0.12500	$1.500

Notes:

(1) *On February 7, 2007, the Fund announced an increase in the level of its cash distributions from $0.1167 per month to $0.125 per month commencing with the April 13, 2007 distribution.*

Distributions declared during the year ended December 31, 2006 were $15,153,815 or $1.24 per Unit. On a weighted average basis, distributable cash per Unit was $1.39 for the year. Since inception, distributable cash has exceeded cash distributions by $3,521,400 resulting in a cumulative payout ratio of approximately 88%.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes was approximately 28%. It is proposed under the Tax fairness Plan that the taxable income distributed by the Fund be taxed commencing in 2011 or earlier in some circumstances more fully described under the heading "Tax Fairness Plan" below. The Fund is actively reviewing the implications of the Tax Fairness Plan to its unitholders of deferring elective tax deductions until the new regime is in place. As such, the Fund cannot now determine the portion, if any, of the 2007 distributions that will be tax deferred.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The Fund views distributable cash as an important measure to unitholders as the Fund's objective is to provide a stable and sustainable flow of distributable cash to unitholders. The following table summarizes the distributable cash of the Fund for the three and twelve months ended December 31, 2006 and 2005:

	Three months ended December 31,		Year ended December 31,	
	2006	2005	2006	2005
Cash provided by operating activities	$ 6,165,712	$ (106,229)	$ 9,338,866	$ 4,565,121
Net change in non-cash working capital	675,948	4,630,714	8,999,881	7,469,124
LTIP provision	350,000	–	(50,000)	–
Deferred performance bonus	(950,000)		(950,000)	
Provision for non-growth property and equipment	(212,342)	(27,461)	(600,000)	(656,266)
Distributable cash	$ 6,029,318	$ 4,497,024	$ 16,738,747	$ 11,377,979
Weighted average units outstanding	13,495,218	10,330,000	12,000,137	10,024,165
Distributable cash per weighted average Unit	$0.45	$0.44	$1.39	$1.14
Distributions declared per unit	$0.35	$0.27	$1.24	$1.05
Basic earnings per unit	$0.45	$0.38	$1.35	$1.04
Diluted earnings per unit	$0.45	$0.37	$1.32	$1.03

Distributable cash is a Non-GAAP Measure. Adjustments related to non-cash working capital, obligations in respect of the LTIP and expenditures and provisions for maintenance capital are necessary to reconcile distributable cash to its nearest GAAP measure, cash provided by operating activities.

Net Change in Non-cash Working Capital

The Fund's investment in non-cash working capital is primarily related to increased inventory levels. This increase includes the cost of purchasing inventory for stores the Fund develops and opens, the cost of increasing inventory in acquired stores subsequent to their acquisition date, and an increase in current inventory purchased at times when favourable buying conditions exist. Other changes in non-cash working capital are relatively insignificant. The net change in non-cash working capital is added back to cash provided by operating activities in order to fairly reflect the Fund's historic and prospective ability to pay cash distributions.

LTIP Provision

The LTIP is a variable interest entity and is consolidated in the Fund's financial statements. Funding for the LTIP occurs subsequent to the approval of the Fund's annual financial statements. For accounting purposes, the compensation expense related to the LTIP is recognized as LTIP awards vest. Awards under the LTIP are calculated with reference to distributable cash per Unit. Although LTIP awards have no impact on current cash provided by operating activities, the likelihood of those awards requiring a cash payment is such that management believes they should be included in the calculation of distributable cash.

Deferred Performance Bonus

A special deferred bonus in the amount of $950,000 has been awarded to reward key management personnel for operational performance of the Fund for the year ended December 31, 2006. The bonus will be paid in Units which will vest over a three-year period. For accounting purposes, the compensation expense related to the deferred bonus is recognized as the Units vest. Although this bonus has no impact on current cash provided by operating activities, the likelihood of those awards requiring a cash payment is such that management believes they should be included in the calculation of distributable cash.

Provision for Non-growth Property and Equipment

Non-growth property and equipment expenditures refer to capital expenditures that are necessary to sustain current productive capacity, principally store renovations and equipment replacement, together with reserves for further expenditures to maintain productive capacity. Routine repairs and maintenance expenditures are expensed. Management believes that maintenance non-growth property and equipment expenditures should be funded by cash provided operating activities and therefore included in the calculation of distributable cash. Capital spending for growth initiatives is expected to improve future distributable cash or is funded as part of the financing plan for specific acquisition or development initiatives and as such is not deducted from cash provided by operating activities.

The following table provides an analysis of the total expenditures on property and equipment, the amounts reserved for further non-growth expenditures and the amounts charged to expense in the Fund's accounts for repairs and maintenance:

	Three months ended December 31,		**Year ended December 31,**	
	2006	**2005**	**2006**	**2005**
Purchase of property and equipment from the Statement of Cash Flows	$ 1,687,736	$ 910,398	$ 6,838,851	$ 2,618,341
Growth expenditures including amounts relating to development and acquired stores	(1,550,948)	(882,937)	(6,514,405)	(1,962,075)
Purchase of non-growth property and equipment	136,788	27,461	324,446	656,266
Provision for further non-growth property and equipment expenditures	75,554	–	275,554	–
Total provision for non-growth property and equipment	212,342	27,461	600,000	656,266
Repairs and maintenance	126,789	55,589	310,534	215,046
Total expenditures for non-growth property and equipment purchases and repairs and maintenance expense	$ 338,131	$ 83,050	$ 910,534	$ 871,312

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the quarter and year ended December 31, 2006 with comparative figures for 2005:

	Three months ended December 31,		Year ended December 31,	
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Number of stores at December 31			105	75
Sales	$ 71,009,534	$ 50,685,505	$ 221,997,189	$ 157,443,781
Cost of sales, administrative, operating, and store acquisition and development expenses	63,869,351	45,922,695	202,497,814	144,508,035
Operating margin [(1)]	$ 7,140,183	$ 4,762,810	$ 19,499,375	$ 12,935,746
Percent of Sales	10.1%	9.4%	8.8%	8.2%

Note:

(1) *Operating margin has been calculated as described under "Non-GAAP Measures"*

Sales

Sales for the year ended December 31, 2006 increased by $64.6 million to $222.0 million from $157.4 million for the year ended December 31, 2005. The $64.6 million increase comprises:

- an increase in same store sales of $8.8 million or 7.2% to $130.5 million for the year ended December 31, 2006
- an additional $28.9 million in sales to $64.6 million for the 25 stores acquired or opened in 2005
- sales of $26.9 million for the 30 stores acquired or opened in 2006.

The 2006 same store sales increase of 7.2% was significant for the Fund. For 2007, we expect same store sales growth to moderate and be in the range of 2% to 4%.

Sales for the fourth quarter ended December 31, 2006 increased by $20.3 million to $71.0 million from $50.7 million in the fourth quarter of 2005. The $20.3 million increase comprises:

- an increase in same stores sales of $3.3 million or 7.1%
- sales of $17 million for stores that were acquired or opened after September 30, 2005

Management believes a major factor contributing to the Fund's strong same stores sales increases is the strength of the provincial economies of Alberta and British Columbia.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expense")

Operating Expense for 2006 increased to $202.5 million, which is $58.0 million higher than in 2005. These increases are consistent with the increase in number of stores being operated. For the three months ended December 31, 2006 Operating Expense was $63.9 million compared to $45.9 million in the same period of 2005.

Operating Margin

Operating margin (as defined under Non-GAAP Measures) increased to $19.5 million for the year ended December 31, 2006 from $12.9 million in 2005. Operating margin as a percentage of sales was 8.8% for the year ended December 31, 2006 compared to 8.2% in 2005.

For the quarter ended December 31, 2006, operating margin increased by $2.4 million over the same period in 2005 to $7.1 million. As a percentage of sales, operating margin increased to 10.1% for the quarter compared to 9.4% for the same period last year.

For both the year and the quarter the factors contributing to the improvement in operating margin as a percent of sales compared to the same periods of 2005 are the benefit of increased product margins due to increased sales volumes and improved product margin rates. These were partially offset by upward pressure on hourly wage rates in Alberta and an increase in head office staffing to accommodate the Fund's growth strategy.

Earnings before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest for the year ended December 31, 2006 of $16.0 million increased over the same period in 2005, which had earnings before non-controlling interest of $10.3 million. Fourth quarter 2006 earnings before non-controlling interest of $6.2 million compared to $3.7 million for the fourth quarter of 2005.

Net earnings for the year increased by $5.4 million over 2005 to $11.5 million. For the three-month period ended December 31, 2006 net earnings increased by $2.4 million to $4.6 million from $2.2 million in 2005.

Income Taxes

Under existing income tax legislation, the Fund deducts distributions to unitholders that are not a return of capital in the determination of its taxable income. For accounting purposes income tax provisions are only recorded in respect of incorporated subsidiaries. Consequently, income taxes recorded in the Fund's accounts have been nominal.

GAAP requires the effect of changes in income tax legislation on tax provisions to be recorded prospectively once the legislation has been substantively enacted. Since the legislation related to the Tax Fairness Plan has not been substantively enacted, the Fund has not provided for any related income tax effect in its December 31, 2006 financial statements.

Deferred Performance Bonus

A provision of $950,000 has been made in respect of rewarding key management personnel for performance of the Fund for the year ended December 31, 2006. This provision has been factored into the determination of distributable cash for the year ended December 31, 2006. For accounting purposes, the compensation expense related to awards granted under the bonus in respect of 2006 will be recognized in the years 2007 through 2009 on a straight-line basis as the awards vest. For 2007 the expense related to the bonus is expected to be approximately $0.6 million.

Condensed Annual Information

	2006	2005	2004 [1]
	(thousands of dollars except per Unit amounts)		
Balance Sheet			
Cash and cash equivalents	$ 3,397	$ 2,047	$ 1,004
Total assets	187,097	140,796	102,906
Bank indebtedness	5,455	15,493	12,222
Total current liabilities	12,896	20,416	14,107
Long-term debt	-	11,352	7,398
Unitholders' equity	140,706	67,327	38,200
Non-controlling interest	33,496	41,700	42,377
Statement of Earnings			
Sales	221,997	157,444	35,543
Earnings before non-controlling interest	15,978	10,312	2,957
Net earnings for the period	11,515	6,098	1,496
Basic earnings per Unit	$1.35	$1.04	$0.35
Diluted earnings per Unit	$1.32	$1.03	$0.35
Distributable cash per Unit	$1.39	$1.14	$0.38

(1) Includes results of operations from September 28, 2004.

Condensed Quarterly Information

	2006				2005			
	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31
	(thousands of dollars except per Unit amounts)							
Balance Sheet								
Cash and cash equivalents	$ 3,397	$ 1,683	$ 276	$ 2,935	$ 2,047	$ 172	$ 266	$ 10,199
Total assets	187,097	173,736	165,812	141,511	140,806	127,114	118,425	126,040
Bank indebtedness	5,455	28,964	15,495	–	15,493	8,993	–	7,445
Total current liabilities	12,896	32,140	20,481	4,092	20,427	11,628	2,996	10,669
Long-term debt	–	2,500	7,500	–	11,352	7,359	7,500	7,481
Unitholders' equity	140,709	105,974	105,115	104,775	67,327	66,648	66,167	66,147
Non-controlling interest	33,496	33,120	32,716	32,643	41,700	41,471	41,762	41,742
Statement of Earnings								
Sales	71,010	60,751	52,215	38,021	50,686	41,434	38,505	26,819
Earnings before non-controlling interest	6,206	4,678	3,992	1,101	3,676	2,966	2,760	910
Net earnings for the period	4,627	3,332	2,871	684	2,202	1,764	1,637	495
Basic earnings per Unit	$0.45	$0.39	$0.33	$0.10	$0.38	$0.29	$0.27	$0.10
Diluted earnings per Unit	$0.45	$0.39	$0.33	$0.10	$0.37	$0.29	$0.27	$0.10
Distributable cash per Unit	$0.45	$0.43	$0.38	$0.14	$0.44	$0.29	$0.26	$0.14

The liquor retailing industry is subject to seasonal variations with approximately 45% of sales occurring in the first half of the year and 55% occurring in the second half of the year.

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of March 7, 2007:

	Units
Fund Units	10,229,745
Liquor Stores LP Exchangeable LP Units	1,175,255
Liquor Stores LP Subordinated LP Units	2,125,000
	13,530,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

In 2006, 848,637 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $8,390,994.

Tax Fairness Plan

The Fund has generally relied on its ability to issue new equity to finance its growth strategy.

The Tax Fairness Plan provides that the income tax rules applicable to publicly traded trusts and partnerships will be significantly modified. In particular, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. These proposals will be effective for the 2007 taxation year with respect to trusts which commence public trading after October 31, 2006, but the application of the rules will be delayed to the 2011 taxation year with respect to trusts which were publicly traded prior to November 1, 2006 (although the announcement suggested that this transitional relief could be lost under certain circumstances, including the "undue expansion" of an income trust). On December 21, 2006, the Department of Finance issued for public comment the draft legislation to implement these proposals. There is no assurance that the draft legislation will be enacted in the manner proposed or at all.

On December 15, 2006, the Department of Finance (Canada) released guidance for income trusts and other flow-through entities that qualify for the four-year transitional relief. The guidance establishes objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. In general, the Fund will be permitted to issue new equity over the next four years equal to its market capitalization as of the end of trading on October 31, 2006 (subject to certain annual limits). Market capitalization, for these purposes, is to be measured in terms of the value of the Fund's issued and outstanding publicly-traded units. Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. If required to fund its growth strategy the Fund could issue new Units for proceeds of approximately $100 million in 2007 and approximately $235 million for the period 2007 to 2010 and remain within the safe harbour guidelines. If these limits are exceeded, the Fund may lose its transitional relief and thereby become immediately subject to the proposed rules.

Management currently believes that the provisions of the Tax Fairness Plan are not a material constraint on the Fund's growth prospects. The Fund is closely monitoring legislative developments and will continue to assess the impact of the proposed legislation on the business and financial outlook of the Fund.

Credit Facilities

The Fund has a $32 million demand operating loan that can be increased to $38 million to accommodate seasonal inventory highs, a $14.5 million committed non-revolving capital loan and a $15 million committed non-revolving acquisition loan with a Canadian chartered bank. The total of all available credit facilities is $61.5 million.

As of March 6, 2007, total indebtedness under all credit facilities is approximately $7.0 million and is primarily related to inventory financing. As acquisitions occur and new stores are opened, credit facilities will be utilized as required.

Capital Expenditures

During the year ended December 31, 2006, the Fund acquired or developed and opened 30 stores at an aggregate cost of $30.0 million exclusive of working capital. Since inception, the Fund has acquired or developed and opened 55 stores at an aggregate cost of $52.7 million exclusive of working capital.

The Fund will continue to pursue acquisition opportunities and to open new stores. In addition, the replacement of in-store information systems is anticipated to begin in 2007. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is in the range of $2.0 to $2.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on a normal outstanding debt balance of $32 million a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $320,000 or $0.02 per Unit.

Contractual Obligations

The table below sets forth, as of December 31, 2006, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases.

	2007	2008	2009	2010	2011	2012 and thereafter
Operating leases	$6,700,563	$6,297,854	$5,126,590	$4,109,733	$3,546,047	$8,969,062
Total	$6,700,563	$6,297,854	$5,126,590	$4,109,733	$3,546,047	$8,969,062

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in earnings.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the net tangible and intangible assets stated above.

FUTURE CHANGES IN ACCOUNTING POLICIES

Financial Instruments and other comprehensive income

New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. The Fund will apply these standards beginning on January 1, 2007 resulting in the recognition of other comprehensive income in a separate financial statement and the inclusion of accumulated other comprehensive income as a component of unitholders' equity. The Fund anticipates that the adoption of these standards will not result in a material impact on the financial statements.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and year ended December 31, 2006, the Fund incurred professional fees of $69,112 and $178,144, respectively, to a law firm of which a director of Liquor Stores GP, a subsidiary of the Fund Inc.(the "GP") is a partner. Rent paid to companies controlled by directors of the GP amounted to $9,011 and $84,490 respectively. The Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the GP relating to supervision of the construction of acquired and developed stores and lease administration in the amount $20,977 and $116,294 respectively. Included in accounts payable and accrued liabilities is $4,307 relating to these transactions (see note 17 to the Financial Statements).

Subsequent to December 31, 2006, the Fund has entered into a lease for new office premises with a company associated with the Chief Executive Officer of the GP. The Fund has received independent fairness and legal opinions concerning the terms of the lease.

OUTLOOK

Beyond 2006, the Fund intends to continue to follow the acquisition and store development strategy that led to an increase in the number of stores to 105 from 75 at the beginning of the year. The Fund believes there will continue to be a consolidation trend in the industry and that the Fund is well positioned with the capital and human resources to benefit from this trend.

In addition to the store the Fund acquired to date in 2007, the Fund has commitments to develop and open 6 stores in 2007. The Fund has set an objective of doubling the number of stores it operates in the next three to five years.

The 2006 same store sales increase of 7.2% was significant for the Fund. For 2007, we expect same store sales growth to moderate and be in the range of 2% to 4%.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund has evaluated the effectiveness of the Fund's disclosure controls and procedures (as defined under Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators) as of December 31, 2006, and has concluded that the design and effectiveness of these controls and procedures provides reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, will be made known to management on a timely basis to ensure adequate disclosure.

There have been no changes in the Fund's internal controls over financial reporting (as defined under MI 52-109) that occurred during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Fund's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's Units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Fund's ability to hire and retain staff at acceptable wage levels, risks related to the possibility of future unionization; supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores LP and Liquor Stores GP Inc.; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Liquor Stores LP restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of a substantial amount of its operating cash flow; income tax related risks including the Tax Fairness Plan; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to ``distributable cash`` are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund. For a reconciliation of distributable cash to cash provided by operating activities please see "Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)".

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings.

Operating margin and distributable cash are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

File No. 82-34937

Liquor Stores Income Fund

Interim Consolidated Financial Statements
(unaudited)

September 30, 2006
(expressed in Canadian dollars)

Liquor Stores Income Fund
Consolidated Balance Sheets (unaudited)

	September 30, 2006	December 31, 2005
Assets	$	$
Current assets		
Cash and cash equivalents	1,682,818	2,047,400
Accounts receivable	949,209	1,136,634
Inventory	43,003,757	34,066,925
Prepaid expenses and deposits (note 5)	1,819,824	1,552,731
	47,455,608	38,803,690
Pre-opening costs	753,501	471,903
Deposits on future business acquisitions (note 5)	1,882,298	-
Equity investment	-	422,789
Property and equipment	21,888,004	18,007,419
Intangible assets	418,925	424,293
Goodwill	101,337,473	82,676,117
	173,735,809	140,806,211
Liabilities		
Current liabilities		
Bank indebtedness (note 6)	28,963,844	15,492,652
Accounts payable and accrued liabilities	1,558,551	3,628,182
Distributions payable to unitholders (note 8)	862,832	553,576
Distributions payable to non-controlling interest (note 9)	755,168	752,500
	32,140,395	20,426,910
Long-term debt (note 6)	2,500,000	11,352,466
	34,640,395	31,779,376
Non-controlling interest (note 9)	33,120,319	41,700,230
Unitholders' Equity		
Fund Units (notes 3 and 8)	106,024,795	66,990,066
Cumulative undistributed earnings	(49,700)	336,539
	105,975,095	67,326,605
	173,735,809	140,806,211

Liquor Stores Income Fund

Consolidated Statements of Earnings and Cumulative Undistributed Earnings (unaudited)

	Three month period ended		Nine month period ended	
	September 30, 2006 $	September 30, 2005 $	September 30, 2006 $	September 30, 2005 $
Sales	60,751,442	41,434,078	150,987,655	106,758,276
Cost of sales, operating, administrative, acquisition and store development	54,965,287	37,924,823	138,628,465	98,608,440
Operating earnings before amortization	5,786,155	3,509,255	12,359,190	8,149,836
Amortization				
Property and equipment	532,014	325,510	1,414,822	883,294
Intangible assets	40,811	21,450	102,437	64,350
Pre-opening costs	78,811	28,045	177,168	45,353
	651,636	375,005	1,694,427	992,997
Earnings before interest and non-controlling interest	5,134,519	3,134,250	10,664,763	7,156,839
Interest				
Interest expense on bank indebtedness	(358,240)	(102,992)	(677,912)	(282,230)
Interest expense on long-term debt	(98,724)	(65,383)	(215,683)	(238,716)
	(456,964)	(168,375)	(893,595)	(520,946)
Earnings before non-controlling interest	4,677,555	2,965,875	9,771,168	6,635,893
Non-controlling interest	(1,345,342)	(1,202,077)	(2,883,814)	(2,739,683)
Net earnings for the period	3,332,213	1,763,798	6,887,354	3,896,210
Cumulative undistributed earnings, beginning of period	(793,631)	(318,040)	336,539	385,437
Distributions declared (note 11)	(2,588,282)	(1,650,677)	(7,273,593)	(4,486,566)
Cumulative undistributed earnings, end of period	(49,700)	(204,919)	(49,700)	(204,919)
Basic earnings per unit (note 10)	$0.39	$0.29	$0.86	$0.68
Diluted earnings per unit (note 10)	$0.39	$0.29	$0.85	$0.67

Liquor Stores Income Fund

Consolidated Statements of Cash Flows (unaudited)

	Three month period ended		Nine month period ended	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Cash provided by (used in)				
Operating activities				
Net earnings for the period	3,332,213	1,763,798	6,887,354	3,896,210
Items not affecting cash				
Amortization	651,636	375,005	1,694,427	992,997
Equity income	-	(5,237)	(28,237)	(12,585)
Accrued interest	-	25,711	-	130,722
Non-controlling interest	1,345,342	1,202,077	2,883,814	2,739,683
	5,329,191	3,361,354	11,437,358	7,747,027
Net change in non-cash working capital items	(5,018,345)	(1,340,616)	(7,333,994)	(3,077,689)
	310,846	2,020,738	4,103,364	4,669,338
Financing activities				
Net proceeds from the issuance of Units (note 3)	94,418	-	30,643,418	28,670,464
Increase (decrease) in bank indebtedness	12,169,634	8,993,000	13,585,671	(2,404,240)
Proceeds of long-term debt	-	(143,573)	-	(146,501)
Repayment of long-term debt	(5,000,000)	-	(8,852,466)	-
Distributions paid to unitholders	(2,587,514)	(1,647,377)	(6,964,337)	(4,292,331)
Distributions paid to non-controlling interest	(991,486)	(1,115,362)	(3,140,739)	(3,245,193)
	3,685,052	6,086,688	25,271,547	18,582,199
Investing activities				
Business acquisitions (note 4)	(3,175,717)	(1,177,746)	(24,856,292)	(15,199,333)
Deposits on future business acquisitions	(55,000)	(6,200,000)	(1,882,298)	(6,200,000)
Purchase of property and equipment	(678,585)	(722,757)	(2,542,137)	(1,707,943)
Intangible assets	-	-	-	-
Pre-opening costs	(93,475)	(106,354)	(458,766)	(216,553)
Repayment from (investment in) equity investee	-	5,538	-	65,512
	(4,002,776)	(8,201,319)	(29,739,493)	(23,258,317)
Increase (decrease) in cash and cash equivalents	(6,878)	(93,893)	(364,582)	(6,780)
Cash and cash equivalents balance, beginning of period	1,689,696	265,785	2,047,400	178,672
Cash and cash equivalents balance, end of period	1,682,818	171,892	1,682,818	171,892
Supplementary information				
Interest paid	456,964	142,664	893,595	390,224

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at September 30, 2006, Liquor Stores LP operated 92 (September 30, 2005 – 65) retail liquor stores in Alberta and 7 (September 30, 2005 -3) retail liquor stores in British Columbia.

2 Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2005. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2005.

3 Issuance of Units

On March 15, 2006, the Fund issued 1,600,000 Fund Units at $20.25 per Fund Unit for aggregate proceeds of $32,400,000. The cost of issuance of the units was $1,756,582, resulting in net proceeds of $30,643,418. The Fund used the net proceeds from the issuance to acquire new stores as described in notes 4 and 13, develop new stores, repay existing indebtedness and for general corporate purposes.

4 Business acquisitions

During the quarter ended September 30, 2006, the Fund completed the acquisition of 11 retail liquor store businesses. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The Fund has not yet finalized the allocation of the purchase cost for the acquisitions. The preliminary allocation of the purchase cost is based on management's best estimate and information available at the time of preparing these consolidated financial statements and any changes may be material.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	1,378,145
Goodwill	11,283,343
Intangible assets	58,997
	12,720,485
Net working capital	2,113,622
Deposits made prior to June 30, 2006	(11,658,390)
Cash paid	3,175,717

5 Deposits on future business acquisitions

At September 30, 2006 the Fund had tendered deposits for 5 retail liquor stores in the amount of $1,882,298 (December 31, 2006 – nil). In addition, deposits for inventory and working capital in the amount of $590,061 were included in prepaid expenses and deposits at September 30, 2006. Subsequent to September 30, 2006, the Fund drew down the future business acquisitions deposits by $927,469 and inventory and working capital deposits by $307,497 through the acquisition of 2 stores.

6 Bank indebtedness and long-term debt

Bank Indebtedness

The Fund has an available $32 million operating line, with a seasonal bulge to $38 million between October 1 and February 28. Interest on bank indebtedness is payable at the lender's prime rate As at September 30, 2006, the bank indebtedness rate of interest was 6% (December 31, 2005 – 5.25%) and $30,965,171 was drawn on the operating line.

Long-term debt

Long-term debt consists of a $14.5 million capital asset loan established to assist in financing existing capital assets of the Fund. Interest on long-term debt is payable at the bank's prime rate plus 0.25%. As of September 30, 2006 the effective long-term debt rate of interest was 6.25% (December 31, 2005 – 5.50). Subsequent to September 30, 2006, $2.5 million was repaid.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance.

7 Related party transactions

During the three and nine month periods ended September 30, 2006, the Fund incurred professional fees of $109,032 and $155,695 respectively, to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $21,604 and $75,479 respectively. Further, the Fund paid fees and expenses to a company controlled by the President of the Fund, relating to the supervision of construction of developed stores and lease administration, in the amount $36,246 and $95,317 respectively. These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $1,375 (December 2005 - $94,848) relating to these transactions.

8 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066
Units issued on March 15, 2006	1,600,000	1,756,582	30,643,418
Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the nine months ended September 30, 2006	848,637	-	8,391,311
Balance – September 30, 2006	8,628,320	8,275,346	106,024,795

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the nine months ended September 30, 2006 were issued at the carrying amount of the Liquor Stores LP Exchangeable LP Units in accordance with EIC-151.

Distributions payable to Unitholders

Cash available for distribution to unitholders is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. Distributions totalling $2,588,282 ($0.30 per Fund Unit) were declared by the Fund for the quarter ended September 30, 2006. Of the distributions declared during the quarter, $1,725,450 were paid and $862,832 were payable as of

September 30, 2006. Distributions of $2,587,514 were paid during the quarter, which included $862,064 of distributions that were declared and payable as of June 30, 2006.

9 Non-controlling interest

Exchangeable and Subordinated Unitholders

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Liquor Stores Limited Partnership			
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Redemption of Liquor Stores LP Exchangeable LP Units for Fund Units during the nine months ended September 30, 2006	(848,637)	-	(848,637)
Balance – September 30, 2006	1,176,680	2,125,000	3,301,680
Fund Special Voting Units	1,176,680	2,125,000	3,301,680
	$	$	$
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
Fund Special Voting Units – Amount	-	-	-
Earnings	1,027,276	1,826,268	2,853,544
Units exchanged for Fund Units	(8,391,311)	-	(8,391,311)
Distributions declared (note 11)	(1,230,907)	(1,912,500)	(3,143,407)
	11,756,934	21,262,122	33,019,056
Subsidiaries			
Balance – December 31, 2005			-
Acquisitions during the period			70,992
Earnings			30,271
Balance - September 30, 2006			101,263
Total			**33,120,319**

Distributions payable to exchangeable and subordinated unitholders non-controlling interest

Cash available for distribution to non-controlling interest is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. Distributions totalling $353,218 ($0.30 per Exchangeable LP Unit) and $637,500 ($0.30 per Subordinated LP Unit) were declared by the Fund for the quarter ended September 30, 2006. Of the distributions declared during the quarter, $235,550 was paid and $755,168 was payable as of September 30, 2006. Distributions of $991,486 were paid during the quarter, which included $755,936 of distributions that were declared and payable as of June 30, 2006.

10 Earnings per Unit

	September 30, 2006 (3 months) $	September 30, 2005 (3 months) $	September 30, 2006 (9 months) $	September 30, 2005 (9 months) $
Net Earnings (Numerator utilized in basic earnings per unit)	3,332,213	1,763,798	6,887,354	3,896,210
Non-controlling interest	1,345,342	1,202,077	2,883,814	2,739,683
Earnings (Numerator utilized in diluted earnings per unit)	4,677,555	2,965,875	9,771,168	6,635,893
Earnings per unit - basic	$0.39	$0.29	$0.86	$0.68
- diluted	$0.39	$0.29	$0.85	$0.67
Equivalent units outstanding, beginning of period	8,626,183	6,130,000	6,179,683	4,300,000
Weighted average of equivalent units issued	1,742	7,126	1,782,922	1,423,500
Denominator utilized in basic earnings per unit	8,627,925	6,137,126	7,962,605	5,723,500
Exchangeable and Subordinated units	3,302,075	4,192,874	3,533,695	4,197,599
Denominator utilized in diluted earnings per unit	11,930,000	10,330,000	11,496,300	9,921,099

11 Distributions

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	Date distribution paid	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
January 9, 2006	February 15, 2006	618,111	618,111	202,389	202,389	820,500	820,500
February 15, 2006	March 15, 2006	618,944	618,944	201,556	201,556	820,500	820,500
March 10, 2006	April 17, 2006	862,064	862,064	755,936	755,936	1,618,000	1,618,000
April 13, 2006	May 15, 2006	862,064	862,064	118,436	118,436	980,500	980,500
May 15, 2006	June 15, 2006	862,064	862,064	118,436	118,436	980,500	980,500
June 15, 2006	July 17, 2006	862,064	862,064	755,936	755,936	1,618,000	1,618,000
July 14, 2006	August 15, 2006	862,618	862,618	117,882	117,882	980,500	980,500
August 15, 2006	September 15, 2006	862,832	862,832	117,668	117,668	980,500	980,500
September 15, 2006	October 16, 2006	862,832	-	755,168	-	1,618,000	-
		7,273,593	6,410,761	3,143,407	2,388,239	10,417,000	8,799,000

12 Seasonal nature of the business

The Fund's results for the third quarter and first nine months of 2006 are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense, amortization and interest expense remain relatively steady throughout the year.

13 Subsequent events

Subsequent to September 30, 2006, the Fund completed the acquisition of 3 retail liquor store businesses. The aggregate purchase price (including inventory) for the acquisitions was approximately $3.2 million and was paid in cash from existing facilities and proceeds from the issuance of Fund Units (note 3).

The purchase price on the acquisition will be allocated to the fair value of the acquired assets when determined.

On October 2, 2006 the Fund issued 1,600,000 Fund Units at $22.30 per Fund Unit for aggregate proceeds of $35,680,000. The cost of issuance of the units was $1,888,607, resulting in net proceeds of $33,791,393. The Fund will use the net proceeds from the issuance to temporarily repay bank indebtedness and for future liquor store acquisitions and development.

14 Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

File No. 82-34937

LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

For the Third Quarter Ended September 30, 2006
As of November 8, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes ("Financial Statements") of Liquor Stores Income Fund (the "Fund") for the three and nine months ended September 30, 2006 and the annual consolidated financial statements and accompanying notes of the Fund for the year ended December 31, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements".

This MD&A is dated November 8, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its 75.6% ownership of Liquor Stores Limited Partnership ("Liquor Stores LP"), the Fund operates 102 retail liquor stores in Alberta and British Columbia and is the largest liquor store operator in Alberta by number of stores.

The Fund commenced business operations on September 28, 2004, when it completed its initial public offering of Units and acquired the net assets of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors) for $97.4 million in cash and Subordinated and Exchangeable LP Units.

In March 2005 and March 2006 the Fund issued 1,830,000 and 1,600,000 units, respectively, from treasury for aggregate net proceeds of $59.2 million. In conjunction with the March 2006 offering, the Vendors sold 827,132 Units by way of a secondary offering. In October 2006 the Fund issued 1,600,000 units from treasury for net proceeds of $33.9 million. As at November 8, 2006 there are 13,530,000 units outstanding. The Vendors now have a 24.4% non-controlling interest in Liquor Stores LP.

A portion of the net proceeds of the March 2005 and March 2006 issuances were used to acquire or develop 49 retail liquor stores. Net proceeds of the October 2006 issuance are being used to temporarily repay bank indebtedness related to inventory financing and to fund future acquisitions of retail liquor stores. To September 30, 2006, the aggregate of deposits and the cost to acquire and develop retail liquor stores, exclusive of working capital, is approximately $49.2 million.

Subsequent to September 30, 2006, the Fund completed the acquisition of 3 additional retail liquor stores. As at November 8, 2006, the Fund operates 102 retail liquor stores. The acquisition of 2 additional stores and the opening of a newly developed store are expected to be completed in the fourth quarter bringing the total number of stores operated to 105 prior to December 31, 2006.

The geographic location of the 102 liquor stores currently operated is provided in the following table:

			Alberta	British Columbia		Total
	Edmonton	Calgary	Other	Lower Mainland	Other	
Number of stores	42	34	18	3	5	102

References to Edmonton and Calgary are to stores located in or near those urban centres.
Other communities served in Alberta include Red Deer (3), Lethbridge (1), Fort McMurray (5), Slave Lake (3), Banff (1), Grande Prairie (2), Edson (2) and High River.
In British Columbia other communities served include Victoria (1), Kamloops (1), Kelowna (2) and Chilliwack (1).
The Fund also operates a pub connected to a retail store in British Columbia.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 94 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that the Fund is the second largest liquor store operator by revenue in Alberta.

The Fund also operates 8 stores and a pub in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of approximately 600 private stores, 208 government operated stores and approximately 400 agency stores servicing small communities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to Unitholders to the extent determined prudent by the Trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees, including a provision for awards related to the Fund's long-term incentive plan (the "LTIP"). The policy allows the Fund to make stable monthly distributions to its Unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of economic conditions, including labour market trends and the competitive environment. Based on this review and the financial performance of the Fund, cash distributions have been made as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
February 15, 2006 to October 16, 2006	$0.10000	$1.200
Commencing November 15, 2006	$0.11667	$1.400

On August 11, 2006, an increase in the cash distribution from $1.20 ($0.10 monthly) to $1.40 ($0.1167 monthly) annually was approved. The increase is effective commencing with the distribution payable November 15, 2006 to unitholders of record October 31, 2006.

Distributions declared during the three months ended September 30, 2006 were $3,579,000 or $0.30 per unit. For the nine month period ended September 30, 2006, the

Fund declared distributions of $10,417,000 or $0.90 per unit. Since inception, the Fund has distributed approximately 89.9% of its distributable cash. The Fund's business is subject to seasonal fluctuations. In the early part of the year the Fund may use its operating line of credit to fund distributions.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes is expected to be in the range of 25% to 30%.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The Fund views distributable cash as an operating performance measure. The following table summarizes the distributable cash of the Fund for the three and nine months ended September 30, 2006 and 2005:

	July 1, 2006 to September 30, 2006	July 1, 2005 to September 30, 2005	January 1, 2006 to September 30, 2006	January 1, 2005 to September 30, 2005
Cash provided by operating activities	$310,846	$2,020,738	$4,103,364	$4,669,338
Net change in non-cash working capital items	5,018,345	1,353,916	7,333,994	3,100,789
LTIP provision	(400,000)		(400,000)	
Purchase of non-growth property & equipment	(11,407)	(411,123)	(187,658)	(628,805)
Provision for purchase of non-growth property & equipment	(200,000)		(200,000)	
Equity earnings	-	5,237	28,237	12,585
Distributable cash	$4,717,784	$2,968,768	$10,677,937	$7,153,907
Weighted average Units outstanding	11,930,000	10,330,000	11,496,300	9,921,099
Distributable cash per weighted average Unit	$0.40	$0.29	$0.93	$0.72
Distributions declared per unit	$0.30	$0.27	$0.90	$0.78
Basic earnings per Unit	$0.39	$0.29	$0.86	$0.68
Diluted earnings per unit	$0.39	$0.29	$0.85	$0.67

Distributable cash is a Non-GAAP Measure. The following significant items are necessary to reconcile distributable cash to its nearest GAAP measure, cash provided by operating activities:

Net Changes in non-cash working capital items

Changes in the Fund's non-cash working capital are influenced by seasonal fluctuations, purchase of inventory at favourable prices when limited time offers are in effect and deposits on working capital for stores to be acquired. Management believes that these fluctuations primarily benefit future operations and, as consequence, the net change in non-cash working capital is added back to cash provided by operating activities.

LTIP Provision

Since the Fund has a residual interest in LTIP units related to forfeiture of units awarded to LTIP participants, the LTIP is a variable interest entity and consolidated in the Fund's

annual consolidated financial statements. Funding for the LTIP occurs subsequent to the approval of the Fund's annual consolidated financial statements and is initially recorded at that time as a reduction of unitholders equity. For the purposes of GAAP, the expense related to the LTIP is recognized as an expense as LTIP units vest. Awards under the LTIP are calculated with reference to distributable cash per unit. As a consequence, a provision has been made for the LTIP award in the determination of current distributable cash. A further amount will be reserved in the fourth quarter to provide for LTIP funding based on distributable cash per unit for fiscal 2006.

Purchase of non-growth property and equipment

The Fund's purchases of replacement property and equipment are capitalized in its accounts. Since these expenditures are made to sustain existing operations, they are deducted in the determination of distributable cash. The following table provides a reconciliation of the purchase of property and equipment as reported on the Statement of Cash Flows to the purchase of non-growth property and equipment used to determine distributable cash:

	July 1, 2006 to September 30, 2006	July 1, 2005 to September 30, 2005	January 1, 2006 to September 30, 2006	January 1, 2005 to September 30, 2005
Purchase of property and equipment from the Statement of Cash Flows	$678,585	$722,757	$2,542,137	$1,707,943
Less: Growth expenditures including amounts relating to development and acquired stores	(667,178)	(311,634)	(2,354,479)	(1,079,138)
Purchase of non-growth property and equipment	$11,407	$411,123	$187,658	$628,805

Routine repairs and maintenance expenditures expensed in store operations for the quarters ended September 30, 2006 and 2005 was $62,743 and $54,045, respectively. Repairs and maintenance expensed for the nine months ended September 30, 2006 and 2005 were $184,745 and $159,457, respectively.

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

Provision for purchase of non-growth property and equipment

In addition to the $187,658 noted above, management, in the third quarter, made a provision of $200,000 for further replacement of property and equipment.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the quarter ended September 30, 2006 with comparative figures for 2005:

	Three Months Ended September 30, 2006 (Unaudited)	Three Months Ended September 30, 2005 (Unaudited)	Nine Months Ended September 30, 2006 (Unaudited)	Nine Months Ended September 30, 2005 (Unaudited)
# of Stores at September 30	99	66	99	66
Sales	$60,751,442	$41,434,078	$150,987,655	$106,758,276
Cost of sales, administrative, operating, and store acquisition and development expenses	54,965,287	37,924,823	138,628,468	98,608,440
LTIP provision	400,000		400,000	
Operating margin (*)	$5,386,155	3,509,255	11,959,187	$8,149,836
Percent of Sales	8.87%	8.47%	7.92%	7.63%

(*) Operating margin has been calculated as described under "Non-GAAP Measures"

Sales

Sales for the quarter ended September 30, 2006 increased by $19.4 million to $60.8 million from $41.4 million in the third quarter of 2005. For the nine months ended September 30, 2006 sales increased by $44.2 million to $151.0 million from $106.8 million for the nine months ended September 30, 2005.

Sales for the 65 stores that were in operation during the entire third quarter of 2005 increased by 8.27% to $44.5 million from $41.1 million in the third quarter of 2005.

Of the 99 stores open at September 30, 2006, 50 were in operation during entire first nine months of 2005. Sales of these stores increased by 7.00% to $93.2 million for the nine months ended September 30, 2006 from $87.1 million for the nine months ended September 30, 2005. Factors contributing to the improvement included the strength of the economy in Western Canada, numerous festivals and sporting events, including the 2006 Stanley Cup Playoffs, drawing people to the Edmonton and Calgary regions and favourable weather conditions.

Sales for 15 stores that were acquired or opened in the first half of fiscal 2005 increased $7.3 million to $26.9 million for the nine months ended September 30, 2006 from $19.6 million for the same period last year.

Since June 30, 2005, 34 stores have been acquired or opened. Sales for these stores were $15.3 million and $0.3 million for the third quarter of 2006 and 2005, respectively. For the nine months ended September, sales for these stores were $30.9 million for 2006 compared to $0.7 million for 2005.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expenses")

For the three months ended September 30, 2006 Operating Expenses of $55.0 million compare to $37.9 million in 2005. Operating Expenses for the first nine months of 2006 increased to $138.6 million, which were $40.0 million higher than in 2005. These increases are consistent with the increase in number of stores being operated.

Increases in labour costs due to upward pressure on wage rates in Alberta and an increase in staffing levels at head office to accommodate growth added $0.8 million and $1.7 million to operating costs for the third quarter and the nine months, respectively, when compared to the same periods in 2005. Labour cost increases are consistent with management's expectations.

Operating Margin

Operating margin (as defined under Non-GAAP Measures) for the three months ended September 30, 2006 increased by $1.9 million over the same period in 2005 to $5.4 million. The increase in operating margin was due primarily to the increase in the number of stores and improved results from existing stores.

As a percentage of sales, operating margin increased to 8.87% for the quarter compared to 8.47% for the same period last year. During the quarter, the benefits of limited time offers and increases in retail prices were partially offset by increase labour rates.

Operating margin increased to $12.0 million for the nine months ended September 30, 2006 from $8.1 million in 2005. As for the quarter, the increase in operating margin was due primarily to the increase in the number of stores as well as improved results from existing stores.

Operating margin as a percentage of sales was 7.92% for the nine months ended September 30, 2006 compared to 7.63% in 2005. The factors contributing to quarterly performance also benefited the Fund's year-to-date results.

Earnings before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest of $4.7 million for the third quarter of 2006 compared to $3.0 million for the second quarter of 2005. For the nine month period ended September 30, 2006 earnings before non-controlling interest of $9.8 million increased over the same period in 2005, which had earnings before non-controlling interest of $6.6 million.

Net earnings, after the deduction of non-controlling interest and as determined in accordance with GAAP, for the three-month period ended September 30, 2006 increased by $1.5 million to $3.3 million from $1.8 million in 2005. Net earnings for the nine month period increased by $3.0 million over the same six month period in 2005.

Condensed Quarterly Information

	September 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004
	(thousands of dollars except per unit amounts)							
Balance Sheet								
Cash and cash equivalents	$1,683	$276	$2,935	$2,047	$172	$266	$10,199	$179
Total assets	173,736	165,812	141,511	140,806	127,114	118,425	126,040	102,081
Bank indebtedness	28,964	15,495	-	15,493	8,993	-	7,445	11,397
Total current liabilities	32,140	20,481	4,092	20,427	11,628	2,996	10,669	14,107
Long-term debt	2,500	7,500	-	11,352	7,359	7,500	7,481	7,398
Unitholders' equity	105,975	105,115	104,775	67,327	66,648	66,167	66,147	37,814
Non-controlling interest	33,120	32,716	32,643	41,700	41,471	41,762	41,742	42,377
Statement of Earnings								
Sales	60,751	$52,215	$38,021	$50,686	$41,434	$38,505	$26,819	$35,543
Earnings before non-controlling interest	4,678	3,992	1,101	3,676	2,966	2,760	910	2,957
Net earnings for the period	3,332	2,871	684	2,202	1,764	1,637	495	1,496
Basic earnings per unit	$0.39	$0.33	$0.10	$0.38	$0.29	$0.27	$0.10	$0.35
Diluted earnings per unit	$0.39	$0.33	$0.10	$0.37	$0.29	$0.27	$0.10	$0.35
Distributable cash per Unit	$0.43	$0.38	$0.14	$0.44	$0.29	$0.29	$0.14	$0.38

The liquor retailing industry is subject to seasonal variations with approximately 45% of sales occurring in the first half of the year. Sales and operating margin improve as the year progresses.

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of November 8, 2006:

	Units
Fund Units	10,228,320
Liquor Stores LP Exchangeable LP Units	1,176,680
Liquor Stores LP Subordinated LP Units	2,125,000
	13,530,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

During the three months ended September 30, 2006, 2,137 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units.

Credit Facilities

The Fund has a $32 million demand operating loan that can be increased to $38 million to accommodate seasonal inventory highs, a $14.5 million committed non-revolving capital loan and a $15 million committed non-revolving acquisition loan with a Canadian chartered bank. The total of all available credit facilities is $61.5 million.

As of September 30, 2006, total indebtedness under all credit facilities was $31.5 million and was primarily related to inventory financing. As acquisitions occur and new stores are opened, credit facilities are utilized as required. Subsequent to September 30, 2006, the long-term debt outstanding at September 30, 2006 was repaid in full.

Capital Expenditures

During the three months ended September 30, 2006, the Fund developed and opened a new store in Kelowna, BC, and one in Edmonton. The Fund completed the purchase of ten retail liquor stores located in Calgary, and one in Leduc, AB. Since December 31, 2005 the number of stores operated by the Fund has increased from 75 to 99. Subsequent to September 30 the Fund has acquired 3 stores. The Fund now operates 102 stores. At September 30, 2006 the Fund had tendered deposits of $1.9 million for acquisitions expected to occur in the fourth quarter.

The Fund will continue to pursue acquisition opportunities and to open new stores. In addition, the replacement of in-store information systems is anticipated to begin in 2007. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is in the range of $2.0 to $2.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on a normal outstanding debt balance a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $260,000 or $0.02 per unit.

Contractual Obligations

The table below sets forth, as of September 30, 2006, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases and the $2,500,000 non-revolving loan that is due in April of 2008.

	2006	2007	2008	2009	2010	2011 and thereafter
Operating leases	$ 3,195,818	$6,026,769	$5,642,587	$4,614,605	$3,689,585	$11,509,060
Long-term debt			$2,500,000			
Total	$3,195,818	$6,026,769	$13,142,587	$4,614,605	$3,689,585	$11,509,060

Subsequent to September 30, 2006, the $2.5 million long-term debt was repaid in full.

OFF BALANCE SHEET ARRANGEMENTS

The Fund has provided a letter of guarantee in the amount of $1 million to Scimtar Enterprises in respect of the purchase of a store in Chilliwack, British Columbia.

The Fund has not entered into any other off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimate fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, advances to equity investment, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and nine months ended September 30, 2006, the Fund incurred professional fees of $109,032 and $155,695 respectively, to a law firm where one of the partners is a director of Liquor Stores GP Inc.(the "GP"), a subsidiary of the Fund. Rent paid to companies controlled by directors of the GP amounted to $21,604 and $75,479 respectively. Further, the Fund paid fees and expenses to a company controlled by the President of the GP relating to supervision of the construction of developed stores and lease administration in the amount $36,246 and $95,317 respectively. Included in accounts payable and accrued liabilities is $1,375 relating to these transactions (see note 7 to the Financial Statements).

OUTLOOK

Beyond 2006, the Fund intends to continue to follow the acquisition and store development strategy that led to an increase in the number of stores to 102 from 75 at the beginning of the year.

We believe there will continue to be a consolidation trend in the industry and that the Fund is well positioned to continue to benefit from this. During the quarter, we opened 2 new stores and acquired 11 stores. Subsequent to September 30, 2006 the Fund acquired 3 stores. The acquisition of 2 more stores is expected to be completed in the fourth quarter and more are currently planned to open in 2007.

SUBSEQUENT EVENT

On October 31, 2006, the Federal Department of Finance announced a new tax on distributions made by publicly traded income trusts and limited partnerships. For existing income trusts, the government has proposed a four-year transition period. The stated purpose of this proposal is to make the tax treatment of income trusts comparable to that of corporations. However, as detailed draft legislation implementing the proposals is not yet available, the full implications to the Fund cannot be determined at this time. In any event, should the proposed tax structure be implemented as broadly outlined, the Fund and its unitholders will not be subject to the new measures until the 2011 taxation year.

These comments are not to be construed as tax advice. The specific changes contemplated are outlined in an official press release from the Department of Finance available at www.fin.gc.ca/news06/06-061_1e.html. Unitholders are advised to seek independent tax advice.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to Unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Company's ability to hire and retain staff at acceptable wage levels, risks related to the possibility of future unionization, supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the

Company; restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of a substantial amount of its operating cash flow; income tax related risks; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's trust units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund.

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period and deducting provisions in respect of the LTIP.

Operating margin, as so calculated, and distributable cash are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin as and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

File No. 82-34937

EARLY WARNING REPORT PURSUANT TO PART 4 OF NATIONAL INSTRUMENT 62-103

1. Name and address of the eligible institutional investor:

Signature Group
(the "Investment Manager")
a business unit of CI Investments Inc.
2 Queen St. East, Twentieth Floor,
Toronto, Ontario M5C 3G7

2. Name of the reporting issuer for which the report is made:

Liquor Stores Income Fund
(the "Reporting Issuer")

3. Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:

As of October 31, 2006, the Investment Manager was a holder of 895,000 units of the Reporting Issuer ("Units"). Based on the current capitalization of the Reporting Issuer, the securityholding in the Reporting Issuer was approximately 10.37% of the outstanding Units of the Reporting Issuer. This represents an increase of 1.85% in the number of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the Investment Manager on October 10, 2006.

4. Designation and number or principal amount of voting or equity securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As of October 31, 2006, the Investment Manager was a holder of 895,000 Units. Based on the current capitalization of the Reporting Issuer, the securityholding in the Reporting Issuer was approximately 10.37% of the outstanding Units of the Reporting Issuer.

5. Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 4 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

Not applicable.

(b) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

Not applicable.

(c) **The eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Investment Manager has exclusive control over all of the securities referred to in paragraph 4.

6. **Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The Investment Manager, on behalf of the accounts managed by it, acquired ownership of, or control over, the Units for investment purposes. The Investment Manager, on behalf of the accounts managed by it, may decide to acquire ownership of, or control over, additional Units of the Reporting Issuer for investment purposes as determined to be in the best interests of the accounts at any time in the future.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Not applicable.

8. **Names of any joint actors in connection with the disclosure required herein:**

Not applicable.

9. **Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

Not applicable.

10. **Statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer:**

The Investment Manager is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer.

DATED this 6th day of November, 2006

CI INVESTMENTS INC.
on behalf of the Investment Manager

By: "Chris von Boetticher"
Authorized Signatory

File No. 82-34937

ALTERNATIVE MONTHLY EARLY WARNING REPORT PURSUANT TO PART 4 OF NATIONAL INSTRUMENT 62-103

The following is the report required by Part 4 of National Instrument 62-103:

1. Name and address of the eligible institutional investor

Sionna Investment Managers Inc. ("Sionna")
8 King Street East, Suite 1600
Toronto, Ontario M5C 1B5

2. Name of reporting issuer with respect to which this report is filed

Liquor Stores Income Fund (the "Fund).

3. Month with respect to which this report is filed

September 2006

4. Net increase or decrease in the number or principal amount of securities and, in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor

The last report that was filed by Sionna in respect of the control or direction that it exercises over units of the Fund was dated November 8, 2005. Since the filing of its last report, the number of units in respect of which Sionna exercises control or direction has decreased from 630,700 units to 503,500 units and its securityholding percentage of units has decreased from 10.23% to 5.84% as at September 30, 2006.

5. Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which this report is made

Sionna has control or direction but not ownership of units of the Fund. As of September 30, 2006, Sionna's securityholding percentage of units was 5.84%.

6. Designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 5 over which

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

Not applicable.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the eligible institutional investor or any joint actor:**

Not applicable.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Sionna has control or direction but not ownership over an aggregate of 503,500 units of the Fund representing 5.84% of the Fund's outstanding units.

7. Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer

The units of the Fund were acquired by Sionna for, and on behalf of, its managed account clients for investment purposes only. Sionna may purchase additional units or sell such units from time to time on behalf of its managed account clients.

8. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition , holding, disposition or voting of any of the securities

Not applicable.

9. The names of any joint actors in connection with the disclosure required by this report

Not applicable.

10. If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor in respect of the reporting issuer's securities

In June, 2006, Sionna acquired 4,700 units of the Fund for, and on behalf of, its managed account clients and thereby increased the number of units of the Fund over which it then exercised control or direction from 637,900 to 642,600, taking its securityholding percentage of units from 7.40% to 7.45%. Sionna's purchase of the 4,700 units was the first time that Sionna had undertaken a transaction that had changed its securityholding percentage of units since its securityholding percentage of units had decreased to less than 10% as the result of treasury issuances of units by the Fund. As the result of further purchases and sales of units that Sionna has made for, and on behalf of, its managed

account clients since June 2006, Sionna exercised control or direction over 503,500 units of the Fund as at September 30, 2006, representing 5.84% of the Fund's outstanding units as at that date.

11. Statement regarding eligibility to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer.

For the reasons described in response to item 10 above, Sionna is not eligible to file reports under Part 4 of National Instrument 62-103.

Dated the 10th day of October, 2006

SIONNA INVESTMENT MANAGERS INC.

By: *"Maureen Farrow"*
Maureen Farrow
Chair and Chief Operating Officer

File No. 82-34937

EARLY WARNING REPORT PURSUANT TO PART 4 OF NATIONAL INSTRUMENT 62-103

1. Name and address of the eligible institutional investor:

Signature Group
(the "Investment Manager")
a business unit of CI Investments Inc.
2 Queen St. East, Twentieth Floor,
Toronto, Ontario M5C 3G7

2. Name of the reporting issuer for which the report is made:

Liquor Stores Income Fund
(the "Reporting Issuer")

3. Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:

As of March 31, 2006, the Investment Manager was a holder of 674,000 units of the Reporting Issuer ("Units"), unchanged from the previous month. As a result of the Reporting Issuer increasing the number of shares outstanding from 6,177,178 to 7,789,441, the securityholding in the Reporting Issuer as of March 31, 2006 was approximately 8.65%, a decrease of 3.06%, since the last report filed by the Investment Manager on January 6, 2006. During the month of April the Investment Manager increased the number of shares held to 696,000 Units or approximately 8.07% of the then outstanding Units of the Reporting Issuer. As of September 30, 2006, the Investment Manager was a holder of 735,400 Units or approximately 8.52% of the currently outstanding Units.

4. Designation and number or principal amount of voting or equity securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As of September 30, 2006, the Investment Manager was a holder of 735,400 Units. Based on the current capitalization of the Reporting Issuer, the securityholding in the Reporting Issuer was approximately 8.52% of the outstanding Units of the Reporting Issuer. The Investment Manager has control or direction over such securities but such securities are owned by accounts managed by the Investment Manager.

5. Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 4 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

Not applicable.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:**

Not applicable.

(c) **The eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Investment Manager has exclusive control over all of the securities referred to in paragraph 4.

6. **Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The Investment Manager, on behalf of the accounts managed by it, acquired ownership of, or control over, the Units for investment purposes. The Investment Manager, on behalf of the accounts managed by it, may decide to acquire ownership of, or control over, additional Units of the Reporting Issuer for investment purposes as determined to be in the best interests of the accounts at any time in the future.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Not applicable.

8. **Names of any joint actors in connection with the disclosure required herein:**

Not applicable.

9. **Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

Not applicable.

10. **Statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer:**

The Investment Manager is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer.

DATED this 6th day of October, 2006

CI INVESTMENTS INC.
on behalf of the Investment Manager

By: "Chris von Boetticher"
Authorized Signatory

File No. 82-34937

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Liquor Stores Income Fund
Suite 1120, 10235 – 101 Street
Edmonton, Alberta
T5J 3G1

2. Date of Material Change:

October 2, 2006

3. News Release:

A press release announcing the material change was issued on October 2, 2006 for Canadian wide distribution through CCN Matthews.

4. Summary of Material Change:

Liquor Stores Income Fund (the "**Fund**") announced that it has closed its previously announced sale of an aggregate of 1,600,000 trust units of the Fund at a price of $22.30 per trust unit.

5. Full Description of Material Change:

The Fund announced that it has closed its previously announced sale of an aggregate of 1,600,000 trust units of the Fund at a price of $22.30 per trust unit for aggregate gross proceeds of approximately $35.7 million. The net proceeds of the offering received by the Fund will be used to repay current indebtedness, to fund acquisitions and new store development, and for general corporate purposes. RBC Capital Markets acted as lead underwriter for a syndicate that included National Bank Financial Inc., Sprott Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc. and Raymond James Ltd.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

Irv Kipnes, Chief Executive Officer or Patrick de Grace, Chief Financial Officer of Liquor Stores GP Inc., the administrator of the Fund, Suite 1120, 10235 – 101 Street, Edmonton, Alberta T5J 3G1, may be reached by telephone at (780) 944-9994 ext. 6 and (780) 917-4179, respectively.

9. Date of Report:

October 2, 2006

File No. 82-34937

NOVA SCOTIA Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

LIQUOR STORES INCOME FUND

Receipt for (Final) Short Form Prospectus dated **September 22, 2006** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **22nd** day of **September, 2006**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

Project # 992155

File No. 82-34937

A|S|C
Alberta Securities Commission

RECEIVED

2007 MAY 31 A 10:24

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

LIQUOR STORES INCOME FUND

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated September 22, 2006.

DATED at Calgary, Alberta this September 22, 2006

"Agnes Lau"

Agnes Lau
Associate Director, Corporate Finance

SEDAR Project # 00992155

File No. 82-34937

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 6776

September 22, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut

Subject: Liquor Stores Income Fund

Dear Sirs:

We refer to the short form prospectus of Liquor Stores Income Fund (the "**Fund**") dated September 22, 2006 relating to the sale and issue of units of the Fund.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 15, 2006 to the unitholders of the Fund on the following consolidated financial statements:

- Balance sheets as at December 31, 2005 and 2004;
- Statements of earnings and cumulative undistributed earnings and cash flows for the year ended December 31, 2005, and for the period from August 10, 2004 to December 31, 2004.

PRICEWATERHOUSECOOPERS

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants

File No. 82-34937

Burnet,
Duckworth
& Palmer LLP
Law Firm

Our File: 60475-7

DELIVERED VIA SEDAR

September 22, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Liquor Stores Income Fund

We refer to the (final) short form prospectus dated September 22, 2006 (the "**Prospectus**") of Liquor Stores Income Fund ("**Liquor Stores**") relating to the distribution of trust units of Liquor Stores.

We hereby consent to the use in the Prospectus of our firm name and to the references to our opinion on the cover page of the Prospectus and under the heading "Certain Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Burnet, Duckworth & Palmer LLP*"

File No. 82-34937

FMC

FRASER MILNER CASGRAIN LLP

September 22, 2006

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Department of Government Services Consumer & Commercial Affairs Branch – Newfoundland and Labrador
Securities Office – Prince Edward Island
Saskatchewan Financial Services Commission
Autorité des marchés financiers
Nova Scotia Securities Commission

Dear Sirs:

Subject: Prospectus (the "Prospectus") of Liquor Stores Income Fund Dated September 22, 2006

We consent to the use of our name, Fraser Milner Casgrain LLP, under the heading "Interest of Experts" and to the use of our name and opinions on the cover page and under the heading "Certain Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to on the cover page and under the heading "Certain Canadian Federal Income Tax Considerations" or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

Fraser Milner Casgrain LLP

(signed)

:amm

File No. 82-34937

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold within the United States unless pursuant to an exemption from such registration. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Liquor Stores GP Inc., the administrator of Liquor Stores Income Fund, at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1, Telephone (780) 917-4179, and are also available electronically at www.sedar.com.*

New Issue **September 22, 2006**

SHORT FORM PROSPECTUS

LIQUOR DEPOT LIQUOR WORLD LIQUOR STORES INCOME FUND

$35,680,000

1,600,000 Units

Liquor Stores Income Fund (the "**Fund**") is hereby qualifying for distribution 1,600,000 trust units (the "**Units**") of the Fund at a price of $22.30 per Unit (the "**Offering**"). See "Plan of Distribution". The issued and outstanding Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "LIQ.UN". The closing price of the Units on the TSX on September 7, 2006, the last closing price prior to the announcement of the Offering, was $22.75, and on September 21, 2006, the closing price of the Units on the TSX was $21.70. The TSX has conditionally approved the listing of the Trust Units offered hereunder. Listing is subject to the Fund fulfilling all of the listing requirements of the TSX on or before December 12, 2006. The offering price of the Units was determined by negotiation between the Fund and RBC Dominion Securities Inc., National Bank Financial Inc., Sprott Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc. and Raymond James Ltd. (collectively, the "**Underwriters**").

Price: $22.30 per Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Fund [(1)]
Per Unit	$22.30	$1.115	$21.185
Total	$35,680,000	$1,784,000	$33,896,000

Notes:

(1) Before deducting the expenses of the Offering, estimated to be $250,000, which, together with the Underwriters' Fee, will be paid out of the general funds of the Fund.

Subscribers who purchase Units offered hereunder and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about November 15, 2006, the record date for which will be October 31, 2006. Subscribers will not be eligible to receive the distribution to be paid on October 16, 2006, the record date for which will be September 30, 2006.

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Fraser Milner Casgrain LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof, the Units offered hereunder, as of the date of closing will be qualified investments under the *Income Tax Act* (the "**Tax Act**") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. See "Certain Canadian Federal Income Tax Considerations".

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Fund and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Fund by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

The head office of the Fund, and the head and registered office of Liquor Stores GP Inc. (the "**GP**"), the administrator of the Fund, are located at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1.

HSBC Securities (Canada) Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank that is a lender to the Fund and to which the Fund is currently indebted. Consequently, the Fund may be considered a "connected issuer" of this Underwriter within the meaning of applicable Canadian securities legislation. See "Relationship Between the Fund and an Underwriter".

A return on an investment in the Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment in the Units by a Unitholder is at risk, and the anticipated return on a Unitholder's investment is based on certain performance assumptions. **Although the Fund intends to make distributions of its available cash to Unitholders, these cash distributions are not guaranteed and may be reduced or suspended.** The ability of the Fund to make cash distributions and the actual amount distributed will depend on numerous factors disclosed in the Fund's continuous disclosure documents, including its financial performance, its debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Units may decline if the Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. It is important for a person making an investment in Units to consider the particular risk factors that may affect both the Fund and the industry in which the Fund, through its subsidiaries, operates and that may therefore affect the stability of the cash distributions on the Units. See the risks described in the Fund's annual information form and management's discussion and analysis that are incorporated by reference herein, which describe the Fund's assessment of those risk factors, as well as the potential consequences to a holder if a risk should occur. See also "Risk Factors".

The after-tax return to holders from an investment in Units will depend, in part, on composition for income tax purposes of distributions paid by the Fund, portions of which may be fully or partially taxable or may constitute non-taxable returns of capital. That composition may change over time, thus affecting a holder's after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of the holder. Returns of capital are generally tax-deferred (and reduce a holder's cost base in the Unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Fund qualifies as a mutual fund trust for the purposes of the Tax Act and offers and sells its Units to the public. Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about October 2, 2006 or such other date on or before October 31, 2006 as the Fund and the Underwriters may agree. A book entry only certificate representing the Units will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS on the date of the closing. A purchaser of Units will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Units are purchased. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Units at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. All statements other than statements of historical fact contained in this prospectus and the documents incorporated by reference herein are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Company. Prospective investors can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions by the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this prospectus. Although management believes that the expectations represented in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks relating to government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; labour costs, shortages and relations; supply interruption; reliance on information and control systems; dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of a substantial amount of its operating cash flow to the Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts; and the Vendors' right to approve certain material transactions.

The information contained in this prospectus and the documents incorporated by reference herein, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Company.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. These factors should not be construed as exhaustive. The Fund undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

NON-GAAP MEASURES

References in this prospectus and the documents incorporated by reference herein to:

- "EBITDA" are to historical earnings before provision for interest, income taxes and amortization;
- "Normalized EBITDA" are to EBITDA adjusted for certain items that management believes facilitate the comparison of historical periods. Normalized EBITDA adjusts for the following items, which will not recur: (i) management fees and bonuses; (ii) accruals for non-controlling parties' share of income; (iii) equity income; (iv) charitable donations; (v) adjustments to the carrying value of goodwill; and (vi) reorganization costs. All of such adjustments are based upon historical information or contractual commitments;
- "operating margin" are to net earnings before provision for interest, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest, and
- "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in the Fund's AIF.

EBITDA, Normalized EBITDA, operating margin and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada (**"GAAP"**) and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Normalized EBITDA, operating margin and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Normalized EBITDA, operating margin and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Company's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows.

GLOSSARY OF TERMS

In this prospectus the following words and phrases have the following meanings unless the context otherwise requires:

"CBCA" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder.

"Company" means, collectively, Liquor Stores LP and the GP, its general partner.

"Credit Facility" means the amended credit facility entered into by Liquor Stores LP with a Canadian chartered bank on August 31, 2006. See "Credit Facility".

"Declaration of Trust" means the amended and restated declaration of trust dated August 10, 2004 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time.

"Exchangeable LP Units" means the exchangeable units of Liquor Stores LP held by the Vendors.

"Exchangeable Securities" means any securities that are exchangeable, directly or indirectly, for Units.

"Fund" means Liquor Stores Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust.

"Fund's AIF" means the Fund's Annual Information Form dated March 24, 2006.

"GP" means Liquor Stores GP Inc., a corporation incorporated under the CBCA.

"GP Common Shares" means the common shares in the capital of the GP.

"Liquor Stores LP" means Liquor Stores Limited Partnership, a limited partnership formed under the laws of the Province of Alberta.

"LP Units" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units.

"LSOT" means Liquor Stores Operating Trust, a trust established under the laws of the Province of Alberta.

"LSOT Notes" means, collectively, Series I and Series II promissory notes of LSOT issued under a note indenture made between LSOT and CIBC Mellon Trust Company.

"LSOT Units" means the trust units of LSOT.

"non-resident" means a non-resident of Canada within the meaning of the Tax Act.

"Offering" means the offering of Units pursuant to this prospectus.

"Ordinary LP Units" means the ordinary limited partnership units of Liquor Stores LP.

"Special Voting Units" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein.

"Subordinated LP Units" means the subordinated exchangeable units of Liquor Stores LP held by the Vendors.

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder.

"Trustees" mean the trustees of the Fund from time to time.

"TSX" means the Toronto Stock Exchange.

"Underwriters" means, collectively, RBC Dominion Securities Inc., National Bank Financial Inc., Sprott Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc. and Raymond James Ltd.

"Underwriting Agreement" means the agreement dated September 13, 2006 between the Fund and the Underwriters in respect of the Offering.

"Unit" means a trust unit of the Fund other than a Special Voting Unit.

"Unitholders" means the holders of Units from time to time.

"Vendors" means, collectively, The Liquor Depot Corporation, Liquor World Group Inc. and certain associated or managed entities.

"Voting Units" means the Units and the Special Voting Units.

"Voting Unitholders" means the Unitholders and the holders of Special Voting Units.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this prospectus are in Canadian dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Fund, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

(a) the Fund's AIF;

(b) the audited financial statements of the Fund as at and for the year ended December 31, 2005 and as at December 31, 2004 and for the period from August 10, 2004 to December 31, 2004, together with the notes thereto, the auditors' report thereon, and management's discussion and analysis relating thereto;

(c) the unaudited comparative financial statements of the Fund as at and for the six months ended June 30, 2006, together with the notes thereto, and management's discussion and analysis relating thereto;

(d) the Fund's information circular dated April 13, 2006 relating to the annual meeting of Unitholders held on May 12, 2006; and

(e) the Fund's material change report dated March 15, 2006 relating to a treasury offering of 1,600,000 Units by the Fund and a secondary offering of 827,132 Units by certain of the Vendors.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations and information circulars filed by the Fund with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

LIQUOR STORES INCOME FUND

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Declaration of Trust. The Fund owns all of the LSOT Notes and LSOT Units, and holds, indirectly through LSOT, a 72.3% interest in the Company. The Fund receives, indirectly through LSOT, distributions of distributable cash of the Company.

LSOT is an unincorporated trust established under the laws of the Province of Alberta. LSOT holds Ordinary LP Units and GP Common Shares, representing 72.3% of the LP Units and GP Common Shares, respectively.

Liquor Stores LP is a limited partnership formed under the laws of the Province of Alberta, with the GP as its general partner.

The principal and head office of each of the Fund, LSOT, the GP and Liquor Stores LP is located at Suite 1120, 10325 – 101st Street, Edmonton, Alberta, T5J 3G1.

The following chart illustrates the structure of the Fund as at the date hereof.


Public Unitholders
100% (Units)
Liquor Stores Income Fund (Alberta)
100% (LSOT Units and LSOT Notes)
Vendors
Liquor Stores Operating Trust (Alberta)
27.7% (2)(5)
72.3% (1)(5)
Liquor Stores Limited Partnership (Alberta)(4) and Liquor Stores GP Inc. (Federal)(1)

Notes:

(1) Ordinary LP Units and GP Common Shares, representing 72.3% of the LP Units and GP Common Shares.

(2) Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 27.7% of the LP Units and GP Common Shares.

(3) The GP holds all of the outstanding GP Units.

(4) Liquor Stores LP currently operates 98 retail liquor stores.

(5) After giving effect to the Offering, LSOT will hold Ordinary LP Units and GP Common Shares, representing 75.6% of the LP Units and GP Common Shares, respectively, and the Vendors will hold Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 24.4% of the LP Units and GP Common Shares, respectively.

DESCRIPTION OF BUSINESS

The Company is the largest liquor store retailer in Alberta by number of stores. It is management's belief that in Alberta the Fund is the second largest liquor store operator by revenue. The Company currently operates 98 stores, 91 of which are located in Alberta and seven of which are located in British Columbia. The Company's predecessors have been in the retail liquor store business since privatization of the Alberta retail liquor distribution system in 1993.

RECENT DEVELOPMENTS

New Trustee

On September 5, 2006, Mr. Gary Collins was appointed as a trustee of the Fund and LSOT and as a director of the GP. Mr. Collins is the President and Chief Executive Officer of Harmony Airways and was a member of the British Columbia Legislature from 1991 to 2004 including serving as British Columbia's Minister of Finance from June 2001 to December 2004. Mr. Collins is an "independent" trustee and director within the meaning of applicable Canadian securities laws.

Amended Credit Facility

On August 31, 2006, Liquor Stores LP entered into an amended credit facility with a Canadian chartered bank. See "Credit Facility".

Increase in Cash Distributions

On August 11, 2006, the Fund announced that effective with its distribution to be paid on November 15, 2006, to Unitholders of record on October 31, 2006, the Fund will increase its monthly distribution level to $ 0.1167 per Unit from $0.10 per Unit. This is the third increase in distributions since the completion of the Fund's initial public offering on September 28, 2004 at which time the Fund's monthly distribution level was set at $0.0833 per Unit. In May 2005, the Fund increased its monthly distributions from $0.0833 per Unit to $0.08958 per Unit and in January 2006, the Fund increased its monthly distribution level to $0.10 per Unit from $0.08958 per Unit.

CAPITALIZATION

There have been no material changes in the unit capitalization or in the indebtedness of the Fund since June 30, 2006, except that total bank indebtedness has increased from approximately $23 million at June 30, 2006 to approximately $27.5 million at September 21, 2006. Net of cash on hand, bank indebtedness increased from approximately $23 million at June 30, 2006 to approximately $26.9 million at September 21, 2006.

CREDIT FACILITY

On August 31, 2006, Liquor Stores LP entered into the Credit Facility with a Canadian Chartered Bank providing for, at the election of Liquor Stores LP, a $32.0 million demand revolving loan that can be increased to $38.0 million between October 1 and February 28 each year (the "**Operating Loan**"), a $14.5 million 364-day committed non-revolving loan (the "**Capital Asset Loan**") and a $15.0 million 364-day committed non-revolving loan (the "**Acquisition Loan**"). In addition the Credit Facility includes a $0.65 million demand non-revolving loan (the "**Evergreen Loan**"), a $0.65 million demand non-revolving electronic funds transfer loan facility (the "**EFT Loan**") and a $1.0 million bank guarantee facility (the "**BG Facility**"). The Credit facility is secured by a first security interest in all present and after acquired personal property of Liquor Stores LP including its inventory. Interest on the Operating Loan is payable at the lender's prime rate or the banker's acceptance discount rate plus a stamping fee of 1.50% per annum, interest on the Capital Asset Loan and Acquisition Loan is payable at the lender's prime rate plus 0.25% per annum or the banker's acceptance discount rate plus a stamping fee of 1.75% per annum and interest on the Evergreen Loan and the EFT Loan is payable at the lender's prime rate plus 0.75% per annum. The fee for the BG facility is 1.50% per annum while the BG Facility is in use. The $69.8 million aggregate of the Credit Facility must be reduced to $54.8 million by September 30, 2007 at which time the $54.8 million can be reallocated among the various loans and facilities based on Liquor Stores LP's requirements. The Credit Facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and other customary restrictive covenants. Under the Credit Facility, Liquor Stores LP must maintain: (i) a ratio of interest bearing debt to earnings before interest, taxes, depreciation and amortization of not more than 3.5 to 1.0; (ii) a

ratio of current assets to current liabilities of not less than 1.25 to 1.0; and (iii) a fixed coverage ratio of not less than 1.1 to 1.0. Failure to comply with any of these covenants could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness or restrict the ability of Liquor Stores LP to pay distributions to the holders of LP Units. Liquor Stores LP is presently in compliance with such covenants and ratios. At September 21, 2006, the aggregate outstanding under the Credit Facility was approximately $27.5 million.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The outstanding Units are traded on the TSX under the trading symbol "LIQ.UN". The following table sets forth the closing price range and trading volume of the Units as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume
2004			
Fourth Quarter (from September 28)	14.79	11.96	6,055,573
2005			
First Quarter	16.92	14.31	1,512,517
Second Quarter	19.50	16.55	1,321,100
Third Quarter	19.40	17.45	1,669,312
October	18.70	15.00	700,777
November	17.85	15.45	687,293
December	17.75	17.31	346,981
2006			
January	19.75	17.21	702,279
February	21.20	19.51	636,595
March	20.30	19.61	690,017
April	20.00	18.97	452,623
May	19.35	18.45	370,428
June	19.75	18.80	329,114
July	20.00	18.75	276,121
August	22.65	19.61	547,373
September (to September 21)	23.24	21.70	340,527

The closing price of the Units on the TSX on September 7, 2006, the last closing price prior to the announcement of the Offering, was $22.75, and on September 21, 2006, the closing price of the Units on the TSX was $21.70.

DISTRIBUTIONS TO UNITHOLDERS

The Fund makes monthly distributions of its available cash to Unitholders to the extent determined prudent by the Trustees. Monthly distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are paid generally on the 15th day of the following month. On August 11, 2006, the Fund announced that effective with its distribution to be paid on November 15, 2006, to Unitholders of record on October 31, 2006, the Fund will increase its monthly distribution level to $0.1167 per Unit from $0.10 per Unit. See "Recent Developments – Increase in Cash Distributions".

The following table sets forth the amount of annual cash distributions paid per Unit by the Fund since inception.

Year	Distribution per Unit
2004	$0.1749 (1)
2005	$1.0436
2006	$0.8896 (2)

Notes:

(1) The Fund completed its initial public offering on September 28, 2004.

(2) Includes the distribution of $0.10 per Unit for the month of September 2006, which has been declared and will be paid on October 16, 2006.

The Fund currently anticipates that aggregate distributions for the year ending December 31, 2006 will be approximately 90% of the Fund's distributable cash for the year. The Fund defines "distributable cash" as cash provided by operating activities plus net change in non-cash working capital items and equity earnings less purchase of non-growth property and equipment. The Fund's sales, earnings and distributable cash are subject to seasonal variations, with approximately 45% of same-store sales occurring in the first half of the year and 55% of same-store sales occurring in the latter half of the year. As of June 30, 2006, the Fund had made aggregate distributions to Unitholders (including holders of LP Units) of $6,838,000, which is approximately 115% of the Fund's distributable cash for the six months ended June 30, 2006. Where distributions are greater than the Fund's distributable cash, the Fund finances the distributions through its working capital and credit facility.

Subscribers who purchase Units offered hereunder and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about November 15, 2006, the record date for which will be October 31, 2006. Subscribers will not be eligible to receive the distribution to be paid on October 16, 2006, the record date for which will be September 30, 2006.

DESCRIPTION OF UNITS

Units and Special Voting Units

The beneficial interests in the Fund are divided into interests of two classes, described and designated as "Units" and "Special Voting Units", respectively. An unlimited number of Units and Special Voting Units are issuable pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units are not subject to future calls or assessments and entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as described under "Redemption Right" at pages 18 through 20 of the Fund's AIF, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units are not entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units, Subordinated LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units are issued in conjunction with, and are attached to, the Exchangeable LP Units and Subordinated LP Units (or other Exchangeable Securities) to which they relate, and are evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units are not transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit entitles the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit, Subordinated LP Unit or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to

Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Additional Information

For additional information respecting the Units, including information respecting redemption rights, limitations on non-resident ownership, compulsory acquisition rights in the event of a successful take-over bid, actions that may be taken in connection with regulatory compliance, meetings and voting see "Liquor Stores Income Fund" at pages 16 through 27, inclusive, of the Funds' AIF. A copy of the Declaration of Trust is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which may be accessed at www.sedar.com.

USE OF PROCEEDS

The net proceeds to the Fund from the sale of the Units hereunder are estimated to be $33,646,000 after deducting the fees of $1,784,000 payable to the Underwriters and the expenses of the Offering estimated to be $250,000. The net proceeds of the Offering will be used by the Fund to subscribe for additional securities of LSOT. LSOT will use the proceeds from the issuance of such securities to the Fund to subscribe for additional Ordinary LP Units. Liquor Stores LP will use the proceeds from the subscription for Ordinary LP Units to reduce the amount of indebtedness outstanding under the Credit Facility, to take advantage of acquisition opportunities that may arise, to open new stores and for general corporate purposes. The majority of the outstanding indebtedness under the Credit Facility was incurred to provide working capital.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Fund has agreed to issue and sell to the Underwriters an aggregate of 1,600,000 Units, and the Underwriters have severally agreed to purchase such Units on October 2, 2006, or such other date on or before October 31, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Units is conditional upon payment by the Underwriters to the Fund on closing of $22.30 per Unit. The Underwriting Agreement provides that the Fund will pay the Underwriters' fee of $1.115 per Unit sold for an aggregate fee of $1,784,000, in consideration for their services in connection with the Offering. The offering price of the Units was determined by negotiation between the Fund and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Except in certain limited circumstances, if an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Units. The Underwriters are, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Fund will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Fund has agreed that, without the prior consent of RBC Dominion Securities Inc., which consent shall not be unreasonably withheld, it will not (and will cause its subsidiaries), during the period ending 90 days after the closing of the Offering, except pursuant to the exercise of the Exchange Rights, the long-term incentive plan of the Fund, any distribution reinvestment plan that may be established, or the issuance of securities as consideration for future acquisitions or in connection with future mergers, amalgamations or other business combinations (provided that the Fund shall require each party to whom such securities may be issued in connection with an acquisition, merger, amalgamation or business combinations to agree to not,

for the balance of such period, do any of the things listed in clause (i) or (ii) below), (i) create, allot, authorize, offer, issue, secure, pledge, sell, offer to sell, grant any option, right or warrant for the sale of, or contract to purchase or sell, or otherwise lend, transfer or dispose of, directly or indirectly, any Units, rights to purchase Units or any securities convertible into or exercisable or exchangeable for Units or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units, or such other securities or interests, in cash or otherwise, or agree or, within such period, announce any intention to do so.

The TSX has conditionally approved the listing of the Trust Units offered hereunder. Listing is subject to the Fund fulfilling all of the listing requirements of the TSX on or before December 12, 2006.

The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "**1933 Act**") or any state securities laws, and accordingly may not be offered or sold in the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and except as expressly permitted by applicable laws of the United States, it will not offer or sell the Units as part of the distribution thereof at any time within the United States. The Underwriting Agreement enables the Underwriters to offer and resell the Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act. Terms used above in this paragraph have the meanings given to them by Regulation S under the 1933 Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN THE FUND AND AN UNDERWRITER

HSBC Securities (Canada) Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (the "**Bank**") that is a lender to Liquor Stores LP. Accordingly, the Fund may be considered a connected issuer of this Underwriter under applicable Canadian securities legislation. Liquor Stores LP was indebted to the Bank in the aggregate amount of approximately $27.5 million as at September 21, 2006 pursuant to the terms of the Credit Facility. Liquor Stores LP is in compliance with the terms of the Credit Facility. Neither the financial position of Liquor Stores LP nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred. The Fund will indirectly use a portion of the net proceeds from the Offering to reduce the amount outstanding under the Credit Facility. See "Use of Proceeds".

The decision to distribute the Units and the determination of the terms of the Offering were made through negotiations between the Fund and the Underwriters. The Bank did not have any involvement in such decision or determination but has been advised of the Offering and the terms thereof. As a consequence of the Offering, HSBC Securities (Canada) Inc. will receive its share of the Underwriting fee payable by the Fund to the Underwriters. In addition, the Fund intends to indirectly use a portion of the net proceeds of the Offering to repay indebtedness to the Bank under the Credit Facility.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP, on behalf of the Fund, and by Fraser Milner Casgrain LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Fraser Milner Casgrain LLP, as a group, own, directly or indirectly, less than 1% of the Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Fraser Milner Casgrain LLP, counsel to the Underwriters (collectively, "**Counsel**"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act of acquiring, holding and disposing of Units acquired pursuant to the Offering generally applicable to a purchaser who will hold the Units as capital property for purposes of the Tax Act and who, at all material times, deals at arm's length with, and is not affiliated with the Fund for purposes of the Tax Act. Generally, the Units will

be considered to be capital property to a holder thereof unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade. Certain holders resident in Canada whose Units might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Units and any other "Canadian security" as defined in the Tax Act treated as capital property. Unitholders considering making such an election should consult their own tax advisors.

This summary is not applicable to a Unitholder that is a "financial institution", a "specified financial institution" or an interest in which would be a "tax shelter investment" all as defined in the Tax Act.

This summary is based upon the facts set out in this prospectus, the provisions of the Tax Act in force at the date hereof and Counsels' understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**"), all in effect as of the date hereof. There can be no assurance that the CRA will not change its administrative policies and assessing practices. This summary takes into account all specific current proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus ("**Tax Proposals**") and certificates from management of the Fund as to certain factual matters. This summary assumes that the Tax Proposals will be enacted as proposed, but there can be no assurance that the Tax Proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, regulatory or legislative decision or action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian income tax considerations applicable to an investment in Units. Moreover, the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the Unitholder's particular circumstances, including the province(s) or territory(ies) in which the Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any prospective purchaser of Units or any Unitholder. Prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Fund

The Fund is a "unit trust" as defined in the Tax Act and this summary assumes that the Fund qualifies and will continue to qualify as a "mutual fund trust" as defined in the Tax Act at all relevant times. This summary also assumes that the Fund is not established or maintained primarily for the benefit of non-residents. If the Fund were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.

Taxation of the Fund

The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains computed in accordance with the detailed provisions of the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable or deemed to be paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund or if the Unitholder is entitled in that year to enforce payment of the amount. The income for purposes of the Tax Act of the Fund for each taxation year will include all interest on LSOT Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year and such amount of the income and net taxable capital gains, as is paid or becomes payable or deemed to be paid or payable to the Fund in the year in respect of the LSOT Units. The Fund will generally not be subject to tax on any amounts received as distributions on the LSOT Units that are in excess of the income of LSOT that is paid or payable or deemed to be paid or payable by LSOT to the Fund in a year but such amounts will generally reduce the adjusted cost base of the LSOT Units. Where the adjusted cost base of the LSOT Units would otherwise be a negative amount, the Fund will recognize a capital gain in such amount in that year, and its adjusted cost base of the LSOT Units at the beginning of the next taxation year will then be nil.

In computing its income, the Fund will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Fund will be entitled to deduct the costs incurred by it in connection with the issuance of Units on a five-year, straight-line basis.

Under the Declaration of Trust, all of the income of the Fund for each year other than taxable capital gains (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by the Fund (computed in accordance with the detailed provisions of the Tax Act) in the year (excluding any capital gains or income which may be realized by the Fund upon a transfer *in specie* of the Fund's assets to redeeming Unitholders in connection with a redemption of Units and designated by the Fund as income or capital gains paid or payable to the redeeming Unitholders) will be payable in the year to the Unitholders by way of cash distributions, subject to the exceptions described below. Counsel has been advised that the Fund intends to make distributions in each year to Unitholders in an amount sufficient to ensure that the Fund will generally not be liable for tax under Part I of the Tax Act in any year (after taking into account any applicable tax refunds to the Fund).

Income of the Fund that is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Units (**"Reinvested Units"**). Income of the Fund payable to Unitholders, whether in cash or additional Units will generally be deductible by the Fund in computing its taxable income.

Losses incurred by the Fund cannot be allocated to Unitholders, but can be deducted by the Fund in future years in computing its taxable income, in accordance with the Tax Act. In the event the Fund would otherwise be liable for tax on its net recognized taxable capital gains for a taxation year, it will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for such tax by an amount determined under the Tax Act based on the redemption of Units during the year (the **"capital gains refund"**). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund's tax liability for the taxation year arising in connection with the transfer of property *in specie* to redeeming Unitholders on the redemption of Units. The Declaration of Trust provides that all or a portion of any capital gain or income recognized by the Fund in connection with such redemptions may, at the discretion of the trustees, be treated as capital gains or income paid to, and designated as capital gains or income of, the redeeming Unitholder. Such income or the taxable portion of any capital gain so designated must be included in the income of the redeeming Unitholders (as income or taxable capital gains) and will be deductible by the Fund in computing its income.

For purposes of the Tax Act, the Fund generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Fund's entitlement to a capital gains refund, it is expected that the Fund will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of LSOT

The taxation year of LSOT is the calendar year. In each taxation year, LSOT will be subject to tax under Part I of the Tax Act on its income for the year, including its allocated share of the income of Liquor Stores LP, except to the extent such income is paid or payable or deemed to be paid or made payable in such year to its unitholders, including the Fund, and is deducted by LSOT in computing its income for tax purposes.

In computing its income for tax purposes, LSOT will generally be entitled to deduct its expenses (including interest that accrues, is payable or is paid on the LSOT Notes) incurred to earn such income, provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the declaration of trust of LSOT, all of the income of LSOT for each year, together with the taxable and non taxable portion of any capital gains realized by LSOT in the year, will generally be paid or made payable in the year to holders of LSOT Units. For purposes of the Tax Act, LSOT generally intends to deduct in computing its income the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. Counsel has been advised by the Fund that the Fund does not expect LSOT to be liable for any material amount of tax under Part I of the Tax Act. However, counsel can provide no opinion in this regard.

Taxation of Liquor Stores LP

Liquor Stores LP is not subject to tax under the Tax Act. Each partner of Liquor Stores LP, including LSOT, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of Liquor Stores LP for its fiscal year ending in, or coincidentally with, the partner's taxation year end, whether or not any of that income is distributed to the partner in the taxation year. Liquor Stores LP's fiscal period will be the calendar year. For this purpose, the income or loss of Liquor Stores LP will be computed for each fiscal year as if Liquor Stores LP were a separate person resident in Canada. In computing the income or loss of Liquor Stores LP, deductions may be claimed in respect of capital cost allowance, reasonable administrative costs, interest and other expenses incurred by Liquor Stores LP for the purpose of earning income,

subject to the relevant provisions of the Tax Act. The income or loss of Liquor Stores LP for a fiscal year will be allocated to the partners of Liquor Stores LP, including LSOT, on the basis of their respective share of that income or loss as provided in the partnership agreement for Liquor Stores LP, subject to the detailed rules in the Tax Act in that regard.

Generally, distributions to partners in excess of the income of Liquor Stores LP for a fiscal year will result in a reduction of the adjusted cost base of the partner's units in Liquor Stores LP by the amount of such excess. If, as a result, LSOT's adjusted cost base at the end of a taxation year of its units in Liquor Stores LP would otherwise be a negative amount, LSOT will be deemed to realize a capital gain in such amount for that year, and LSOT's adjusted cost base at the beginning of the next taxation year of its units in Liquor Stores LP will then be nil. If Liquor Stores LP were to incur losses for tax purposes, LSOT's ability to deduct such losses may be limited by certain rules under the Tax Act.

Taxation of Unitholders

Residents of Canada

This portion of the summary is applicable to a Unitholder who, for purposes of the Tax Act and at all relevant times, is resident in Canada.

A Unitholder is generally required to include in computing income for a particular taxation year the portion of the net income for tax purposes of the Fund for that year, including net realized taxable capital gains, that is paid or payable or deemed to be paid or payable to the Unitholder in that year, whether that amount is received in cash, additional Units or otherwise. The income of a Unitholder from the Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Fund for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable or deemed to be paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable or deemed to be paid or payable to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the adjusted cost base of the Units held by the Unitholder will be reduced by such amount (except to the extent that it represents the Unitholder's share of the non-taxable portion of the net realized capital gains of the Fund for the year, the taxable portion of which was designated by the Fund in respect of the Unitholder). Where reductions to a Unitholder's adjusted cost base of Units for the year will result in the adjusted cost base becoming a negative amount, such amount will be treated as a capital gain recognized by the Unitholder in the year and the Unitholder's adjusted cost base of the Units at the beginning of the next year will then be nil.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains, taxable dividends received or deemed to be received on shares of taxable Canadian corporations and foreign source income as are paid or payable or deemed to be paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for the purposes of the Tax Act, and Unitholders may be entitled to claim a foreign tax credit for foreign taxes paid by the Fund. To the extent that amounts are designated as having been paid to Unitholders out of the net taxable capital gains of the Fund, such designated amounts will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. To the extent that amounts are designated as having been paid to Unitholders out of taxable dividends received or deemed to be received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Unitholders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, the deduction in computing taxable income will be available to Unitholders that are corporations, and an additional refundable 6 2/3% tax will be payable by Unitholders that are Canadian-controlled private corporations in certain circumstances.

Upon the disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Fund that is otherwise required to be included in the Unitholder's income (such as an amount designated as payable by the Fund to a redeeming Unitholder out of capital gains or income of the Fund as described above).

For the purpose of determining the adjusted cost base to a Unitholder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition. The adjusted cost base of a Unit to a Unitholder will include all amounts paid by the Unitholder for the Unit, with certain adjustments. The cost to a Unitholder of Units received in lieu of a cash distribution of income of the Fund will be equal to the amount of such distribution that is satisfied by the issuance of such Units.

A redemption of Units in consideration for cash, LSOT Notes or other securities distributed to the Unitholder in satisfaction of the redemption price, as the case may be, will be a disposition of such Units for proceeds of disposition equal to the aggregate of any cash and the fair market value of the LSOT Notes or other securities so distributed, as the case may be, less the portion of any income or capital gain realized by the Fund in connection with the redemption of those Units that has been designated by the Fund as payable to the redeeming Unitholder as described above. Where the Fund has designated such capital gain or income as payable to a redeeming Unitholder, the Unitholder will be required to include in income such income and the taxable portion of the capital gain so designated. Redeeming Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the proceeds of disposition received exceed (or are less than) the adjusted cost base of the Units so redeemed and any reasonable costs of disposition. The adjusted cost base of the LSOT Notes or other securities transferred by the Fund to a Unitholder upon an *in specie* redemption of Units by that Unitholder will generally be equal to the fair market value of such notes at the time of transfer less any accrued but unpaid interest on such notes at that time. The Unitholder will thereafter be required to include in income interest on any such notes in accordance with the provisions of the Tax Act. To the extent that the Unitholder is thereafter required to include in income any interest accrued to the date of the acquisition of such notes by the Unitholder, an offsetting deduction will be available. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Fund to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Generally, one-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by the Fund in respect of a Unitholder will be included in the Unitholder's income as a taxable capital gain. One-half of any capital loss realized by a Unitholder on a disposition or deemed disposition of Units may generally be deducted only from taxable capital gains of the Unitholder in accordance with the provisions of the Tax Act.

Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of any dividends received by the Fund previously designated by the Fund to the Unitholder, except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. In general terms, net income of the Fund, paid or payable or deemed to be paid or payable to a Unitholder who is an individual or a certain type of trust, that is designated as taxable dividends or as net taxable capital gains and capital gains realized on the disposition of Units may increase the Unitholder's liability for minimum tax.

Non-Residents of Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, and will not use or hold or be deemed to use or hold the Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "**Non-Resident Holder**").

Where the Fund makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income paid or credited by the Fund to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax convention. For example, a Non-Resident Holder who qualifies as a resident of the United States under the Canada United States Income Tax Convention (the "**Convention**") will generally be subject to 15% Canadian non-resident withholding tax. It should be noted that it is the position of the CRA that

United States limited liability companies generally do not qualify as residents of the United States under the Convention and as such are not eligible for benefits under the Convention.

A disposition or deemed disposition of a Unit by a Non-Resident Holder, whether on redemption, by virtue of capital distributions in excess of a Non-Resident Holder's adjusted cost base or otherwise, will not give rise to a capital gain which is subject to tax under the Tax Act unless the Units constitute "taxable Canadian property". Units of a Non-Resident Holder will not generally constitute "taxable Canadian property" under the Tax Act unless: (i) at any time during the period of sixty months immediately preceding the disposition of Units by such Non-Resident Holder, not less than 25% of the issued Units were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length or by any combination thereof; (ii) the Fund ceases to qualify as a mutual fund trust; or (iii) the Non-Resident Holder's Units are otherwise deemed to be taxable Canadian property. A Non-Resident Holder will generally compute the adjusted cost base of a Unit pursuant to the same rules as apply to residents of Canada.

The Fund is required to maintain a special "TCP gains balance" account to which it will add its gains from dispositions of "taxable Canadian property" (as defined in the Tax Act) and from which it will deduct its capital losses from such dispositions and the amount of all "TCP gains distributions" made by it. If the Fund pays an amount to a Unitholder who is a Non-Resident Holder, makes a designation to treat that amount as a taxable capital gain and the total of all amounts designated by the Fund in a taxation year to Non-Resident Holders exceeds five percent of all such designated amounts, such portion of that amount as does not exceed the Non-Resident Holder's pro rata portion of the Fund's "TCP gains balance" account (as defined in the Tax Act) effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains). Unitholders should consult with their own tax advisors with respect to the taxability under the Tax Act of any such designated net taxable capital gains.

Tax Exempt Unitholders - Qualified Investments

Provided the Fund is, on Closing, a mutual fund trust within the meaning of the Tax Act, Units will be, at that time, qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plan ("**Exempt Plans**") subject to the specific provisions of any particular plan. If the Fund ceases to qualify as a mutual fund trust under the Tax Act, the Units will not be qualified investments under the Tax Act for Exempt Plans. LSOT Notes or other securities received as a result of a redemption *in specie* of Units may not be qualified investments for Exempt Plans and this could give rise to adverse consequences to such plan or the annuitant or beneficiary under that plan. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

RISK FACTORS

Before making an investment decision, prospective purchasers of Units should consider carefully the information contained in and incorporated by reference in this prospectus and, in particular, the risk factors set out at pages 32 through 41 inclusive in the Fund's AIF and at page 10 of the Fund's management's discussion and analysis for the year ended December 31, 2005. These risks include industry risks associated with the retail liquor store business including: government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to achieve the benefits of acquisitions; dependence on key personnel; supply interruption; reliance on information and control systems; and dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities. The risk factors also include risks associated with the structure of the Fund including: the dependence of the Fund on the Company; unpredictability and potential volatility of the trading price of the Units including the effect of market interest rates on the price of Units; the nature of the Units; cash distributions are not guaranteed and will fluctuate with the Company's performance; the legal attributes of the Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; the restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow to the Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts; future sales of Units by the holders of Exchangeable LP Units and Subordinated LP Units; the right to approve certain material transactions by certain holders of Exchangeable LP Units and Subordinated LP Units; investment eligibility of the Units; the distribution of securities on redemption or termination of the Fund; and restrictions on non-resident Unitholders and liquidity of Units.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Fund to which the Fund is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Edmonton, Alberta.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Liquor Stores Income Fund (the "**Fund**") dated September 22, 2006 relating to the qualification for distribution of 1,600,000 Units at a price of $22.30 per Unit (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above mentioned Prospectus, of our report to the trustees of the Fund, on the consolidated balance sheets of the Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the year ended December 31, 2005 and the period from August 10, 2004 to December 31, 2004. Our report is dated February 15, 2006.

Edmonton, Alberta
September 22, 2006

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

CERTIFICATE OF THE FUND AND THE PROMOTERS

Dated: September 22, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, other than Québec.

LIQUOR STORES INCOME FUND
By its attorney:
Liquor Stores GP Inc.

(signed) Irving Kipnes
President and Chief Executive Officer

(signed) Patrick de Grace
Chief Financial Officer

On Behalf of the Board of Directors

(signed) David Margolus
Director

(signed) Henry Bereznicki
Director

ON BEHALF OF THE PROMOTERS

THE LIQUOR DEPOT CORPORATION

By: (signed) Irving Kipnes
Managing Director and Chief Executive Officer

LIQUOR WORLD GROUP INC.

By: (signed) Henry Bereznicki
President and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: September 22, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, other than Québec.

RBC DOMINION SECURITIES INC.

By: (signed) Derek Neldner

NATIONAL BANK FINANCIAL INC.

By: (signed) Michelle Fiebig

SPROTT SECURITIES INC.

By: (signed) Brian K. Petersen

CLARUS SECURITIES INC.

By: (signed) Rod Campbell

HSBC SECURITIES (CANADA) INC.

By: (signed) Andrew Bishop

RAYMOND JAMES LTD.

By: (signed) Jason L. Holtby

File No. 82-34937

HSBC

RECEIVED

August 31, 2006

Revised

Liquor Stores GP Inc.
Suite 1120, Oxford Tower
10235 – 101 Street
Edmonton, Alberta
T5J 3G1

Attention: Mr. Irving Kipnes

Dear Sir:

HSBC Bank Canada ("HSBC") is pleased to offer the following amended credit facilities (the "Loans") on the terms and conditions set out below. The terms and conditions contained in the Schedule are incorporated by reference into and form an integral part of this Facility Letter.

Borrower

Liquor Stores Limited Partnership by its general partner Liquor Stores GP Inc. (the "Borrower").

1.0 **Operating Loan**

1.1 Amount:

CAD 32,000,000 demand revolving loan with a seasonal bulge to CAD 38,000,000 (the "Operating Loan") from October 1 through February 28 of each year.

Note: The aggregate maximum authorized advances of all Borrower facilities as described herein shall be reduced by CAD 15,000,000 effective no later than Sept. 30, 2007 (i.e., max. aggregate authorized advances will be adjusted to CAD 54,800,000 vs. current authorized aggregate advances of CAD 69,800,000. The respective loan facilities will be adjusted accordingly based upon Borrower requirements for each facility).

1.2 Purpose:

To assist in financing the day-to-day operating requirements of the Borrower.

1.3 Availability:

Available by way of account overdraft. At the Borrower's option, the Operating Loan shall also be available by way of banker's acceptances with a minimum amount of CAD 500,000 and in minimum tranches of CAD 100,000 for a maximum term of 180 days.

The Borrower shall ensure that the amount advanced and outstanding under the Operating Loan shall at no time exceed the Margin Requirement as calculated by HSBC described below.

1.4 Repayment:

All amounts outstanding under the Operating Loan shall be repaid on demand by HSBC and, unless and until otherwise demanded, interest shall be paid at the rate set out below and in the manner provided in the attached Schedule.

1.5 Interest:

Interest shall be paid at HSBC's Prime Rate per annum.

1.6 Fees:

The Borrower shall pay to HSBC:

(a) on the last day of each month, an administration fee of CAD 1,200 ;

(b) at the time of acceptance of each banker's acceptance under the Operating Loan, a stamping fee of 1.50% per annum, based on the face amount of such banker's acceptance and calculated over its term.

2.0 **Capital Assets Loan**

2.1 Amount:

CAD 14,500,000 committed non-revolving loan (the "Capital Assets Loan").

Note: The aggregate maximum authorized advances of all Borrower facilities as described herein shall be reduced by CAD 15,000,000 effective no later than Sept. 30, 2007 (i.e., max. aggregate authorized advances will be adjusted to CAD 54,800,000 vs. current authorized aggregate advances of CAD 69,800,000. The respective loan facilities will be adjusted accordingly based upon Borrower requirements for each facility).

2.2 Purpose:

To assist in financing existing capital assets of the Borrower.

2.3 Availability:

Any readvance on the Capital Assets Loan approved by HSBC shall not result in the Capital Asset loan balance outstanding to exceed 62.5% of the net book value of Capital Assets as reported on Borrower financial statements.

At the Borrower's option, the Capital Assets Loan shall also be available by way of banker's acceptances with a minimum amount of CAD 500,000 and in minimum tranches of CAD 100,000 for a maximum term of 180 days.

2.4 Repayment:

Unless and until otherwise demanded, interest shall be paid monthly at the rate set out below and in the manner provided in the attached Schedule.

All amounts outstanding under the Capital Assets Loan shall have a term of 364 days maturing April 30, 2007. Future advances will also follow that schedule with advances maturing April 30 of the year following year of advance if advanced after April 30.

The Borrower may request to extend the term for a further 364 days beyond the expiry of the current term, such request to be made in writing not more than 90 days and not less than 60 days prior to the expiry of the current term and HSBC is obligated to extend the term upon such request being made by the Borrower.

HSBC has the right at any time to demand that the Capital Assets Loan be repaid in full 364 days from the expiry of the current term. HSBC also has the right at any time to convert the repayment of the Capital Assets Loan from interest monthly to an 84 month amortization, 364 days from the expiry of the current term.

2.5 Interest:

Interest shall be paid at HSBC's Prime Rate plus 0.25% per annum.

2.6 Fees:

The Borrower shall pay to HSBC:

(a) a one time administration fee of CAD 8,000 (with CAD 3,000 set off against deposit book costs incurred by Borrower- net CAD 5,000 payable).

(b) at the time of acceptance of each banker's acceptance under the Capital Assets Loan, a stamping fee of 1.75% per annum, based on the face amount of such banker's acceptance and calculated over its term.

3.0 **Acquisition Loan**

3.1 Amount:

CAD 15,000,000 committed non-revolving loan (the "Acquisition Loan").

Note: The aggregate maximum authorized advances of all Borrower facilities as described herein shall be reduced by CAD 15,000,000 effective no later than Sept. 30, 2007 (i.e.,

max. aggregate authorized advances will be adjusted to CAD 54,800,000 vs. current authorized aggregate advances of CAD 69,800,000. The respective loan facilities will be adjusted accordingly based upon Borrower requirements for each facility).

3.2 Purpose:

To assist in financing the acquisition or development of liquor stores including goodwill by the Borrower. Also to be available to construct new locations, finance development overhead and provide equity component of acquired/purchased inventory;

3.3 Availability:

Available by way of direct advances based on 100% of the cost of capital assets, including first year's interest and development overhead, to a maximum of CAD 25,000 per store for these two items, and goodwill from retail location purchases together with 25% of inventory purchases of the Borrower.

At the Borrower's option, the Acquisition Loan shall also be available by way of banker's acceptances with a minimum amount of CAD 500,000 and in minimum tranches of CAD 100,000 for a maximum term of 180 days.

3.4 Repayment:

Interest shall be paid at the rate set out below and in the manner provided in the attached Schedule.

All individual lump sums advanced under the Acquisition Loan shall have a term maturing April 30 of the year following the year of advance for that portion/loan.

The Borrower may request to extend the term for a further 364 days beyond the April 30 expiry of the current term, such request to be made in writing not more than 90 days and not less than 60 days prior to the expiry of the current term and HSBC is obligated to extend the term upon such request being made by the Borrower. Notwithstanding any such request to renew outstanding advances made by the Borrower, HSBC has the right at any time to convert the repayment of the Acquisition Loan from interest monthly to an 84-month amortization, 364 days from the expiry of the current term.

3.5 Interest:

Interest shall be paid at HSBC's Prime Rate plus 0.25% per annum.

3.6 Fees:

The Borrower shall pay to HSBC:

(a) at the time of acceptance of each banker's acceptance under the Acquisition Loan, a stamping fee of 1.75% per annum, based on the face amount of such banker's acceptance and calculated over its term;

(b) a draw fee of 0.25% based upon the funding amount with respect to each draw made under the Acquisition Loan.

4. **Bank Guarantee Facility**

4.1 Amount:

CAD 1,000,000 bank guarantee facility (the "B/G Facility").

Note: For a temporary period of up to 6 months, Letters of Credit required for acquisitions, over and above this CAD 1,000,000 limit may be issued using any unused portion of advances under the secured Operating Loan facility or the Capital Assets Loan facility.

Note: The aggregate maximum authorized advances of all Borrower facilities as described herein shall be reduced by CAD 15,000,000 effective no later than Sept. 30, 2007 (i.e., max. aggregate authorized advances will be adjusted to CAD 54,800,000 vs. current authorized aggregate advances of CAD 69,800,000. The respective loan facilities will be adjusted accordingly based upon Borrower requirements for each facility).

4.2 Purpose:

To issue bank guarantees as required within the normal operations of the Borrower.

4.3 Fees:

The Borrower shall pay to HSBC as the time of issuance of each bank guarantee under the B/G Facility, a fee equal to 1.50% per annum, calculated against the face amount and over the term of the bank guarantee.

5.0 **Evergreen Loan**

5.1 Amount:

CAD 650,000 demand non-revolving loan (the "Evergreen Loan") with a CAD 650,000 Lease Facility as a sublimit.

Note: The aggregate maximum authorized advances of all Borrower facilities as described herein shall be reduced by CAD 15,000,000 effective no later than Sept. 30, 2007 (i.e., max. aggregate authorized advances will be adjusted to CAD 54,800,000 vs. current authorized aggregate advances of CAD 69,800,000. The respective loan facilities will be adjusted accordingly based upon Borrower requirements for each facility).

5.1 Purpose:

To be utilized to provide financing for motor vehicle acquisitions and other assets by way of loan lines or leases.

5.2 Availability:

Available based on up to 100% of purchase price and maximum of 60 month amortization. Current outstandings of CAD NIL.

Advances under Lease Facility to be addressed by HSBC Leasing.

5.3 Repayment:

All various amounts outstanding under the Evergreen Loan shall be repaid based on the purchase price of the underlying asset, with a maximum 60 month amortization.

5.4 Interest:

Interest shall be paid at HSBC's Prime Rate plus .75% per annum.

6.0 **EFT Loan Facility**

6.1 Amount:

CAD 650,000 demand non-revolving loan (the "EFT Facility").

Note: The aggregate maximum authorized advances of all Borrower facilities as described herein shall be reduced by CAD 15,000,000 effective no later than Sept. 30, 2007 (i.e., max. aggregate authorized advances will be adjusted to CAD 54,800,000 vs. current authorized aggregate advances of CAD 69,800,000. The respective loan facilities will be adjusted accordingly based upon Borrower requirements for each facility).

6.2 Purpose:

To accommodate payroll and other EFT related payments.

6.3 Availability:

For day to day operations.

Advances under Lease Facility to be addressed by HSBC Leasing.

6.4 Repayment:

All various amounts outstanding under the EFT Facility shall be payable on a demand basis.

6.5 Interest:

Interest shall be paid at HSBC's Prime Rate plus .75% per annum.

7.0 **Margin Requirement**

In addition to ensuring that no Loan exceeds its loan amount, as set out in this Facility Letter, the Borrower shall ensure that the aggregate Canadian Dollar Equivalent of the amount advanced and outstanding under the Operating Loan:

shall at no time exceed the Margin Requirement, being the aggregate of:

(a) 100% of cash in transit; plus

(b) 75% of Acceptable Inventory; plus

(c) 75% of Acceptable Accounts Receivable; less

(d) Accounts Receivable outstanding over 45 days; less

(e) Priority Claims

8.0 **Security**

8.1 Security Documents:

The liability, indebtedness and obligations of the Borrower under the Loans and this Facility Letter shall be evidenced, governed and secured, as the case may be, by the following documents (the "Security Documents") completed in form and manner satisfactory to HSBC's or its solicitors:

To be Obtained:

(a) security agreement over cash, credit balances and deposit instruments;

(b) guarantees of the indebtedness of the Borrower to the Bank, executed by the various BC entities (where title to store assets and inventory is held not directly by the Borrower) plus interest and charges as provided in the guarantee;

Supported by:

General Security Agreements creating a first priority security interest in all present and after acquired personal property of the entity and a floating charge over all of the entity's present and after acquired real property and; Section 427 *Bank Act* security over inventory including all supporting and ancillary forms of HSBC creating a first priority charge on the assets of those entities;

On Hand:

(c) loan agreement (the "Loan Agreement") in form and manner acceptable to HSBC and reflecting the terms of this Facility Letter and the Security Documents;

(d) line of credit by way of current account overdraft agreement executed by the Borrower (the Operating Loan);

(e) Banker's Acceptances agreement, executed by the Borrower;

(f) general security agreement creating a first priority security interest in all present and after acquired personal property of the Borrower and a floating charge over all of the Borrower's present and after acquired real property;

(g) endorsements by the Borrower to HSBC of all risk insurance (including extended coverage endorsement) in amounts and from an insurer acceptable to HSBC, on all of the Borrower's real and personal property including, without limitation, lands, buildings, equipment and inventory owned by the Borrower, showing HSBC as first loss payee, such policy to include business interruption and public liability insurance of CAD 5,000,000;

(h) Section 427 *Bank Act* security including all supporting and ancillary forms of HSBC creating a first priority charge on the Borrower's assets;

(i) all supporting certificates and opinions as HSBC may reasonably require;

(j) such other documents as HSBC may reasonably request in order to register or otherwise perfect the documents listed above.

8.2 Registration:

The Security Documents will be registered in all jurisdictions and at all registries or public office as HSBC may determine necessary or beneficial to perfect or protect its interest under the Security Documents. The Security Documents shall rank in priority to all other mortgages, charges, liens, encumbrances and security interests unless otherwise specifically agreed to in writing by HSBC.

9.0 Conditions Precedent

The conditions precedent to HSBC's obligation to the advance of the Loans and to the continued availability of the Loans are set out below and in Section IV of the attached Schedule to this Facility Letter (collectively the "Conditions Precedent").

Capital Assets Loan

(a) HSBC approval to any advances in excess of CAD 2,000,000, calculated on a cumulative basis;

(b) Funding will be conditional upon provision of satisfactory appraisal and/or invoices covering costs of additional stores either acquired or added/opened by the borrower. Such appraisals will cover only capital assets and leasehold improvements net of any goodwill or soft costs. The subject acquisitions or store additions must be for locations and operations acceptable to HSBC and specifically approved for funding by the branch under this facility.

10.0 **Borrower's Covenants and Conditions**

The Borrower covenants and agrees with HSBC that, so long as any portion of the Loans or any indebtedness or liabilities of the Borrower under this Facility Letter remain outstanding, it shall not, without the prior written consent of HSBC:

(a) permit its ratio of Interest Bearing Debt to EBITDA to at any time exceed 3.50:1. To be tested quarterly on a 4 quarter rolling basis. Interest Bearing Debt includes all indebtedness with defined interest obligations. EBITDA will include the most recent 12-month portion of EBITDA from the acquired operations and projected additional EBITDA provided from purchased and built locations;

(b) permit its ratio of current assets to current liabilities to at any time to be less than 1.25:1. The portion of the debt scheduled to be repaid at least one year plus one day from the balance sheet date may be excluded from current liabilities;

(c) permit its fixed coverage ratio to at any time be less than 1.10:1. To be tested quarterly on a 4 quarter rolling basis. For the purposes of this calculation, fixed coverage is defined as EBITDA less maintenance expense less distributions to unit holders divided by debt service interest payments;

(d) inject funds into new or existing operations or make capital expenditures, which would cause a breach of clauses 9(a), 9(b), or 9(c) or exceed the amount projected by the company for the subsequent fiscal year end and agreed to by HSBC;

The Borrower shall apply 100% of the net sale proceeds from any asset sales against the corresponding Loan;

The Borrower shall apply 100% of the net proceeds from any issuance of additional trust units against the outstanding balance of the Acquisition Loan;

The Borrower agrees that the foregoing financial tests shall be calculated by HSBC using monthly internally prepared and year end audited financial statements of the Borrower or with such other statements as HSBC may agree to use from time to time.

11.0 **Financial Statements and Reports**

The Borrower shall deliver to HSBC the following:

(a) Monthly, within 25 days of each calendar month end:

(i) declaration of inventory in accordance with HSBC's format under Section 427 of the *Bank Act*;

(ii) internally-prepared profit and loss statements and balance sheet for the Borrower;

(iii) statement signed by a senior officer of the Borrower setting out the calculation of the Acceptable Inventory as at the preceding month end;

(b) Quarterly, within 25 days of final month end:

(i) financial covenant compliance certificate detailing all underlying assumptions and calculations of relevant figures signed by a senior officer of the Borrower;

(c) Annually, within 120 days of the Borrower's fiscal year end:

(i) audited, accountant prepared financial statements for the Borrower;

(ii) *pro forma* financial statements, cash flow statement and budget for the following fiscal year of the Borrower;

(iii) Personal Property Registry searches to be conducted annually;

(d) HSBC will be provided with all public reports and security commission filings;

(e) Such additional financial statements and information as and when requested by HSBC.

12.0 **Lapse, Periodic Review and Cancellation**

Without limiting HSBC's right to demand repayment of the Loans at any time, this Facility Letter shall, at the option of HSBC, lapse and the obligations of HSBC shall end if there has, in the opinion of HSBC, been a material adverse change in the financial condition of the Borrower. Without limiting HSBC's right to demand repayment of the Loans at any time, subject to the 364-day notice provision relative to the Capital Assets and Acquisition Loans, the Loans shall be subject to periodic review by HSBC as and when determined by HSBC in its discretion. Any unadvanced portion of the Loans shall be cancelled upon demand being made by HSBC for repayment of the amount outstanding under the Loans.

13.0 **Acceptance**

The terms and conditions of this Facility Letter may be accepted by signing, dating and returning the enclosed duplicate copy of this Facility Letter signed by the Borrower to HSBC by 5:00 p.m. on August 31, 2006, failing such acceptance, this offer shall be of no further force or effect.

Yours truly,
HSBC BANK CANADA

Gary Comber
Assistant Vice President
Commercial Financial Services

K.G. Keenleyside
Assistant Vice President
Commercial Banking

The undersigned hereby acknowledges and agrees to the terms and conditions of this Facility Letter this 31st day of August, 2006.

THE BORROWER:

Liquor Stores Limited Partnership by its general partner Liquor Stores GP Inc.

Per: ______________________

Per: ______________________

SCHEDULE TO FACILITY LETTER
FROM HSBC BANK CANADA
TO LIQUOR STORES GP INC.
DATED August 4, 2006

This Schedule shall form part of the Facility Letter and the Loans as described in the Facility Letter shall also be subject to the following terms and conditions:

I. Definitions

For the purpose of the Facility Letter, the following terms shall have the meanings indicated below:

"Acceptable Inventory" means the value, determined by HSBC from its review of the most recent financial statements and inventory declaration provided by the Borrower, based on the lower of cost and fair market value of all materials owned by the Borrower for resale or for production of goods for resale, excluding work in progress, and over which HSBC holds a first mortgage, first ranking transfer or first security interest, subject only to Priority Claims;

"Acceptable Receivables" means the aggregate of accounts receivable of the Borrower, determined by HSBC from the most recent financial statements and aged list of accounts receivable of the Borrower, over which HSBC holds a first assignment or first security interest, subject only to Priority Claims, from customers approved by HSBC and which have been outstanding for not more than 45 days, from which shall be excluded accounts receivable from affiliated corporations and accounts which are disputed by the Borrower's customers or are subject to set-off;

"HSBC's Prime Rate" means the variable annual rate of interest established and adjusted by HSBC from time to time as a reference rate for purposes of determining rates of interest it will charge on loans denominated in Canadian dollars and which was 6.00% on August 4, 2006;

"Business Day" means a day upon which HSBC is open for business in the branch first above written;

"Facility Letter" means the letter from HSBC to the Borrower to which this Schedule is attached, together with this Schedule, and includes all amendments and replacements thereof;

"Governmental Authority" means any governmental, legislative, or regulatory authority, agency, commission, board or court, tribunal or other law, regulation or rule making entity having or purporting to have jurisdiction on behalf of any nation, province, or city;

"Legal Requirement" means all laws, statutes, codes, ordinances, orders, awards, judgments, decrees, injunctions, rules, regulations, authorizations, consents, approvals, orders, permits, franchises, licenses, directions and requirements of any Governmental Authority or otherwise;

"Required Notice" means a notice in form and content approved by HSBC given to the branch of HSBC referred to above not later than 10:30 a.m. local time three Business Days immediately preceding the date on which:

(a) an advance is to be made;

(b) a rollover is to be made from one interest option to another; or

(c) a banker's acceptance is to be issued for acceptance by HSBC;

as the case may be, stating the date, amount and term of the requested advance or rollover, or particulars of the banker's acceptance.

With respect to the foregoing, a certificate of a manager or account manager of HSBC shall be *prima facie* evidence of HSBC's Prime Rate, from time to time.

"Priority Claims" means any lien, claim, charge, security interest, trust claim, right or encumbrance of any Governmental Authority or other party (whether arising under any statute, law, contract or otherwise) having priority over the Security Documents and the mortgage, charge and security interest of HSBC in any of the inventory or accounts receivable of the Borrower.

II. Representations and Warranties

If a corporation, the Borrower represents and warrants, as at the time of drawing under or other utilization of the Loans, that:

(a) it has been duly organized, is properly constituted, is in good standing and is entitled to conduct its business in all jurisdictions in which it carries on business or has assets;

(b) the execution of the Facility Letter and the Security Documents and the incurring of liability and indebtedness to HSBC does not and will not contravene:

   (i) any Legal Requirement applicable to the Borrower; or

   (ii) any provision contained in any other loan or credit agreement or borrowing instrument or contract to which the Borrower is a party;

(c) the Facility Letter and the Security Documents to which it is a party have been duly authorized, executed and delivered by the Borrower, and constitute valid and binding obligations of the Borrower and are enforceable in accordance with their respective terms;

(d) all necessary Legal Requirements have been met and all other authorizations, approvals, consents and orders have been obtained with respect to the Loans and the execution and delivery of the Security Documents.

The Borrower also represents and warrants to HSBC that all financial and other information provided to HSBC in connection with the Loans is true and accurate, and acknowledges that the offer of credit contained in the Facility Letter is made in reliance on the truth and accuracy of this information and the above representations and warranties.

III. Interest, Fees Payment and Rights

(a) Interest on the daily balance of the principal amount advanced under the Loans and remaining unpaid from time to time shall be payable by the Borrower as set out in the Facility Letter both before and after demand, maturity, default and judgment;

(b) Loans made available through banker's acceptances, shall be drawn in the minimum amount of CAD 500,000 and integral multiples of CAD 100,000 for periods of one, two, three, four, five or six months;

(c) The fees collected by HSBC shall be its property as consideration for the time, effort and expense incurred by it in the review and administration of documents and financial statements, and the Borrower acknowledges and agrees that the determination of these costs is not feasible and that the fees set out in the Facility Letter represent a reasonable estimate of such costs;

(d) Any amounts which become payable to HSBC under the Facility Letter or the Security Documents and which are not paid when due shall accrue interest and be payable from the due date at HSBC's Prime Rate plus 3% per annum, compounded monthly and payable on the last day of each month, both before and after demand, maturity, default and judgment, if no other interest rate is expressed for such amounts;

(e) All payments by the Borrower to HSBC shall be made at the address of the branch of HSBC set out on the first page of the Facility Letter or at such other place as HSBC may specify in writing from time to time. Any payment delivered or made to HSBC by 1:00 p.m. local time at the place where such payment is to be made shall be credited as of that day, but if made afterwards shall be credited as of the next day on which the said branch is open for business;

(f) Notwithstanding anything to the contrary contained in the Facility Letter, HSBC may, in its discretion, make an advance under the Loans to pay any unpaid interest or fees which have become due under the terms of the Facility Letter;

(g) The Borrower acknowledges that the actual recording of the amount of any advance or repayment thereof under the Loans, and interest, fees and other amounts due in connection with the Loans, in an account of the Borrower maintained by HSBC shall constitute prima facie evidence of the Borrower's indebtedness and liability from time to time under the Loans; provided that the obligation of the Borrower to pay or repay any indebtedness and liability in accordance with the terms and conditions of the Loans shall not be affected by the failure of HSBC to make such recording. The Borrower also acknowledges being indebted to HSBC for principal amounts shown as outstanding from time to time in HSBC's account records, and all accrued and unpaid interest in respect of such amounts, in accordance with the terms and conditions of this Facility Letter;

(h) The obligation of the Borrower to make all payments under the Facility Letter and the Security Documents shall be absolute and unconditional and shall not be limited or affected by any circumstance, including, without limitation:

    (i) any set-off, compensation, counterclaim, recoupment, defence or other right which the Borrower may have against HSBC or anyone else for any reason whatsoever; or

    (ii) any insolvency, bankruptcy, reorganization or similar proceedings by or against the Borrower;

(i) In addition to and not in limitation of any rights now or hereafter available to HSBC whether applicable law or arising in the Security Documents, HSBC is authorized, at any time after default and from time to time thereafter, upon delivery of 3 days written notice to the Borrower to set-off and appropriate and to apply any and all deposits (general and special) and any other indebtedness at any time held by or owing by HSBC to or for the

credit of the Borrower against and on account of the obligations and liabilities of the Borrower to HSBC under this Facility Letter. HSBC agrees to provide written notice of the exercise of any of the rights under this section immediately after the exercise of such rights;

(j) The remedies, rights and powers of HSBC under this Facility Letter, the Security Documents and at law and in equity are cumulative and not alternative and are not in substitution for any other remedies, rights or powers of HSBC and no delay or omission in exercise of such remedy, right, or power shall exhaust such remedies, rights or powers or be construed as a waiver of any of them.

IV. Conditions Precedent

In addition to the Conditions Precedent previously set out, it shall also be a condition precedent to the initial advance and continued availability of the Loans that HSBC shall have received:

(a) The Security Documents completed and, where necessary, registered in form and manner satisfactory to HSBC's solicitors;

(b) Satisfactory banker's and/or other agency reports on the financial position of the Borrower and such customers of the Borrower as HSBC may specify from time to time;

(c) Verification of insurance arranged by the Borrower conforming to HSBC's requirements;

(d) If deemed necessary by HSBC, an environmental questionnaire, including site profile in Alberta and BC, and environmental site investigation report for the Lands prepared by an environmental consultant satisfactory to HSBC, in each case in form and content acceptable to HSBC;

(e) confirmation that the Borrower is in compliance with each of the terms and conditions of the Facility Letter.

V. Borrower's Covenants and Conditions

In addition to the conditions previously set out, the following conditions shall apply until the Loans are repaid in full and cancelled:

(a) The Borrower shall not, without the prior written consent of HSBC:

    (i) grant or allow any lien, charge, security interest, privilege, hypothec or other encumbrance, whether fixed or floating, to be registered against or exist on any of its assets and in particular, without limiting the generality of the foregoing, shall not grant a trust deed or other instrument in favour of a trustee (in the normal course of operations, the Borrower is permitted to enter into operating and capital lease agreements);

    (ii) become guarantor or endorser or otherwise become liable upon any note or other obligation other than as contemplated by the Borrower's Preliminary Prospectus or in the normal course of business of the Borrower (in the normal course of operations, the Borrower is permitted to guarantee leases as an example);

(iii) amalgamate with or permit all or substantially all of its assets to be acquired by any other person, firm or corporation or permit any reorganization or change of control of the Borrower;

(iv) permit any property taxes or strata fees to be past due at any time.

(b) HSBC shall have the right to waive the delivery of any Security Documents or the performance of any term or condition of the Facility Letter, and may advance all or any portion of the Loans prior to satisfaction of any of the Conditions Precedent, but waiver by HSBC of any obligation or condition shall not constitute a waiver of performance of such obligation or condition in the future;

(c) All financial terms and covenants shall be determined in accordance with generally accepted accounting principles, applied consistently;

(d) If the amount outstanding under any Loan in Canadian dollars at any time exceeds the amount authorized under that Loan, HSBC may, from time to time, in its sole discretion:

(i) limit the further utilization of that Loan;

(ii) convert all or part of the amount outstanding under that Loan to Canadian Dollars in which event, interest shall accrue and be paid on such converted amounts at the rate set out in the Facility Letter for Canadian dollar advances accruing interest with reference to HSBC's Prime Rate. If no such rate is set out in the Facility Letter, interest shall accrue on the amount so converted at HSBC's Prime Rate plus 3% per annum, compounded monthly and payable on the last day of each month, both before and after demand, maturity, default and judgment, until paid;

(iii) require the Borrower to pay off the excess;

VI. <u>Environmental Matters</u>

(a) To the best of the Borrower's knowledge after due and diligent inquiry, no regulated, hazardous or toxic substances are being stored on any of the Borrower's lands, facilities or premises (the "Premises") or any adjacent property, nor have any such substances been stored or used on the Premises or in the Borrower's business or any adjacent property prior to the Borrower's ownership, possession or control of the Premises. The Borrower agrees to provide written notice to HSBC immediately upon the Borrower becoming aware that the Premises or any adjacent property are being or have been contaminated with regulated, hazardous or toxic substances. The Borrower shall not permit any activities on the Premises which directly or indirectly could result in the Premises or any other property being contaminated with regulated, hazardous or toxic substances. For the purposes of the Facility Letter, the term "regulated, hazardous or toxic substances" means any substance, defined or designated as hazardous or toxic wastes, hazardous or toxic material, a hazardous, toxic or radioactive substance or other similar term, by any applicable federal, provincial or local statute, regulation or ordinance now or in the future in effect, or any substance or materials, the use or disposition of which is regulated by any such statute, regulation or ordinance;

(b) The Borrower shall promptly comply with all statutes, regulations and ordinances, and with all orders, decrees or judgments of governmental authorities or courts having jurisdiction, relating to the use, collection, storage, treatment, control, removal or cleanup of regulated, hazardous or toxic substances [in the Borrower's business] or in, on, or

under the Premises or in, on or under any adjacent property that becomes contaminated with regulated, hazardous or toxic substances as a result of construction, operations or other activities on, or the contamination of, the Premises, or incorporated in any improvements thereon. HSBC may, but shall not be obligated to, enter upon the Premises and take such actions and incur such costs and expenses to effect such compliance as it deems advisable and the Borrower shall reimburse HSBC on demand for the full amount of all costs and expenses incurred by HSBC in connection with such compliance activities;

(c) The assets of the Borrower which are now or in the future encumbered by the Security Documents are hereby further mortgaged and charged to HSBC, and HSBC shall have a security interest in such assets, as security for the repayment of such costs and expenses and interest thereon, as if such costs and expenses had originally formed part of the Loans.

VII. <u>Bank Visits</u>

Representatives of HSBC shall be entitled to attend at the Borrower's business premises and to view all financial records of the Borrower at any time, on reasonable notice.

VIII. <u>Legal and Other Expenses</u>

The Borrower shall pay all reasonable legal fees and disbursements (on a solicitor and own client basis) in respect of the Loans, the preparation, issue and registration of the Security Documents, the enforcement and preservation of HSBC's rights and remedies under this Facility Letter and the Security Documents, and all reasonable fees and costs relating to appraisals, insurance consultation, credit reporting and responding to demands of any government or any agency or department thereof, whether or not the documentation is completed or any funds are advanced under the Loans.

IX. <u>Syndication</u>

HSBC shall have the right to syndicate all or any portion of the Loans (all costs of syndication shall be for the account of HSBC).

X. <u>Non-Merger and Non-Assignment</u>

This Facility Letter shall, on execution by the Borrower, replace all previous facility letters from HSBC to the Borrower with respect to the Loans. Any existing loan to the Borrower shall be modified, not refinanced, without novation of the Borrower's existing facilities or obligations, by virtue of the Facility Letter unless otherwise provided in the Facility Letter. The terms and conditions of the Facility Letter shall merge into and be replaced by the Loan Agreement. In the event of a conflict between the terms of the Loan Agreement and the terms of the Security Documents, except as to defaults and consequences of default, the Loan Agreement shall prevail to the extent of such conflict.

The benefits conferred by this Facility Letter shall enure to the benefit of HSBC and its successors and assigns and shall be binding on the Borrower and their successors and permitted assigns.

The Borrower shall not assign all or any of its rights, benefits or obligations under this Facility Letter without the prior written consent of HSBC.

XI. Waiver or Variation

No term or condition of the Facility Letter or any of the Security Documents may be waived or varied verbally or by any course of conduct of any officer, employee or agent of HSBC. All waivers must be in writing and signed by the waiving party.

Any amendment to the Facility Letter or the Security Documents must be in writing and signed by a duly authorized officer of HSBC.

XII. Consent and Acknowledgement to Collection, Use and Disclosure of Information

When it is necessary for providing products and services to the Borrower, the Borrower consents to HSBC obtaining from any credit-reporting agency or from any person any information (including personal information) that HSBC may require at any time. The Borrower also consents to the disclosure at any time by HSBC any information concerning the Borrower to any credit grantor, to any credit reporting agency, or to HSBC's subsidiaries and affiliates. If applicable, the Borrower also authorizes HSBC to release the information contemplated by any builder's lien or similar legislation to all persons claiming a right to such information under such legislation. The Borrower may refuse or withdraw these consents; however this may result in HSBC cancelling or withholding products or services for which these consents are necessary. The Borrower shall be at liberty to disclose in public filings the terms of its credit facilities with HSBC from time to time.

XIII. Time of Essence

Time shall be of the essence of the Facility Letter.

XIV. Governing Law

This Facility Letter and, unless otherwise specified therein, all other documents or instruments delivered in accordance with this Facility Letter shall be governed by and interpreted in accordance with the laws of the Provinces of Alberta and BC (the "Governing Jurisdiction") and the laws of Canada applicable therein. The Borrower irrevocably submits to the exclusive jurisdiction of the courts in the Governing Jurisdiction.

File No. 82-34937

NOVA SCOTIA Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Liquor Stores Income Fund

Receipt for a Preliminary Short Form Prospectus dated **September 13, 2006** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **13th** day of **September, 2006**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 992155

File No. 82-34937

A|S|C
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

LIQUOR STORES INCOME FUND

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated September 13, 2006.

DATED at Calgary, Alberta this September 13, 2006

"Agnes Lau"

Agnes Lau
Associate Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00992155

File No. 82-34937

UNDERWRITING AGREEMENT

September 13, 2006

Liquor Stores Income Fund
Liquor Stores Limited Partnership
Liquor Stores GP Inc.
The Liquor Depot Corporation
Liquor World Group Inc.

Dear Sirs and Mesdames:

Re: Offering of 1,600,000 Units of Liquor Stores Income Fund

RBC Dominion Securities Inc., as lead underwriter, National Bank Financial Inc., Sprott Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc. and Raymond James Ltd. (collectively, the "***Underwriters***") understand that Liquor Stores Income Fund (the "***Fund***") proposes to issue and sell 1,600,000 trust units (the "***Offered Units***" and the trust units of the Fund generally, "***Units***") of the Fund.

The Underwriters further understand that The Liquor Depot Corporation ("***Liquor Depot***") and Liquor World Group Inc. ("***LWGI***") initiated the organization of the business and affairs of the Fund and, accordingly, may, under the Securities Laws, be considered the promoters of the Fund. The Underwriters understand that the proceeds of the sale of Offered Units will be used to repay outstanding indebtedness, to take advantage of acquisition opportunities that may arise, to open new stores and for general corporate purposes as described in the Preliminary Prospectus (as defined below).

The undersigned further understand that Liquor Stores GP Inc. ("***GP***") provides administrative and other services to the Fund. In this regard, we understand that the GP and the Fund will prepare and file, without delay, a preliminary prospectus (the "***Preliminary Prospectus***") relating to the sale of the Offered Units with securities regulatory authority in all provinces of Canada (other than Quebec) (collectively, the "***Qualifying Provinces***"). We understand that, in filing the Preliminary Prospectus, the Fund will select the Province of Alberta as the principal jurisdiction under the MRRS Procedures (as hereinafter defined). We also understand that the Fund intends to take all steps and proceedings necessary, including the obtaining of any necessary rulings or orders, to complete and file, without delay, a final prospectus (the "***Prospectus***") with such authorities, in accordance with their requirements in order to qualify the Offered Units for Distribution in each of the Qualifying Provinces.

Based upon the foregoing and subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages set forth in section 19.1, offer to purchase from the Fund and, by its acceptance hereof, the Fund agrees to sell to the Underwriters at the Closing Time all, but not less than all, of the Offered Units for a per Unit purchase price (the "***Unit Purchase Price***") of $22.30 per Unit, being an aggregate purchase price for the Offered Units of $35,680,000, which shall be payable by the Underwriters at the Closing Time.

In consideration of the Underwriters' agreement to purchase the Offered Units and in consideration of the services to be rendered by the Underwriters in connection therewith, the Fund shall pay, at the Closing Time, a commission of $1.115 per Unit sold to the Underwriters by the Fund, pursuant to this Agreement, being, in aggregate, $1,784,000 (the "***Commission***"), against receipt of the Unit Purchase Price for each of the Units to be purchased pursuant to this Agreement.

For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The Underwriters may, at their sole discretion, engage sub-agents to act on their behalf and offer such agents any part of the Commission. The Underwriters shall not be under any obligation to engage any sub-agent. To the extent that the Underwriters engage sub-agents to act on their behalf, the Underwriters shall obtain undertakings from such sub-agents to offer the Offered Units for sale to the public only as permitted by the Securities Laws, upon the terms and conditions set forth in the Prospectus and as set forth herein.

The terms and conditions of the agreement among the Fund, Liquor Stores Limited Partnership ("***LP***"), GP, Liquor Depot, LWGI and the Underwriters are as set forth below.

TERMS AND CONDITIONS

1. Definitions and Interpretation.

1.1 In this Agreement, unless the context otherwise requires:

"***ABCA***" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

"***Agreement***", "***hereto***", "***herein***", "***hereby***", "***hereunder***", "***hereof***" and similar expressions mean and refer to, respectively, the agreement among the Fund, LP, GP, Liquor Depot, LWGI and the Underwriters resulting from the acceptance by the Fund, LP, GP, Liquor Depot and LWGI of the offer made by the Underwriters by this letter and not to any particular paragraph or other part of this Agreement;

"***Affiliate***" shall have the meaning ascribed thereto in the ABCA;

"***AIF***" means the annual information form of the Fund dated March 24, 2006;

"***ASC***" means Alberta Securities Commission;

"***Business Day***" means a day when banks are generally open for the transaction of business in Edmonton, Alberta and Toronto, Ontario;

"***CBCA***" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"***Claim***" shall have the meaning ascribed thereto in section 12.3;

"***Closing***" means the completion of the sale by the Fund of the Offered Units and the purchase thereof by the Underwriters pursuant to this Agreement;

"***Closing Date***" means October 2, 2006 or such other date as the parties hereto may mutually agree upon in writing, provided that in no event shall the Closing occur later than October 31, 2006;

"***Closing Time***" means 6:30 a.m. (Edmonton time) on the Closing Date or such other time on the Closing Date as the parties hereto may mutually agree;

"***Commission***" means the aggregate commission payable by the Fund to the Underwriters hereunder and is equal to $1.115 per Offered Unit purchased pursuant to this Agreement;

"***Contract***" means, collectively, what is defined in Contracts for the purposes of section 6.1(k);

"***Credit Facility***" means the credit agreements and related documents relating to the credit facilities of the LP with HSBC Bank Canada;

"***Current Documents***" shall have the meaning ascribed thereto in section 4.3;

"***Declaration of Trust***" means the declaration of trust dated August 10, 2004 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time;

"***Development***" shall have the meaning ascribed thereto in section 4.3;

"***Distribution***" means "distribution" or "distribution to the public", as the case may be, as those terms are defined under relevant Securities Laws in any of the Qualifying Provinces, and "***Distribute***" has a corresponding meaning;

"***Distribution Period***" means the period commencing on the date of this Agreement and ending on the earlier of (i) the date on which the Distribution of the Offered Units has been completed and (ii) 30 days after the Closing Date;

"***Exchangeable LP Units***" means the exchangeable units of LP;

"***Exchangeable Securities***" means any securities that are exchangeable, directly or indirectly, for Units including the Exchangeable LP Units and Subordinated LP Units;

"***Financial Information***" means:

(a) the audited financial statements of the Fund as at and for the year ended December 31, 2005 and as at and for the period from August 10, 2004 to December 31, 2004, together with the notes thereto, the auditors' report thereon,

(b) the unaudited comparative financial statements of the Fund as at and for the six month period ended June 30, 2006, together with the notes thereto,

(c) the management's discussion and analysis relating to the Financial Statements, and

(d) if any, financial information set forth in the Prospectuses under the heading "Capitalization";

"***Financial Statements***" means the information referred to in clauses (a) and (b) of the definition of Financial Information;

"***Fund***" means Liquor Stores Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

"***Fund Subsidiaries***" means any body corporate, partnership, trust, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by the Fund, and includes without limitation LSOT, LP and GP;

"***GAAP***" means Canadian generally accepted accounting principles, consistently applied, including those referred to in the Handbook of the Canadian Institute of Chartered Accountants;

"***GP***" means Liquor Stores GP Inc., a corporation incorporated under the CBCA;

"***GP Common Shares***" means the common shares in the capital of GP;

"***GP Units***" means the ordinary general partner units of LP held by GP;

"***Indemnified Parties***" has the meaning ascribed thereto in section 12.1;

"***Indemnitors***" has the meaning ascribed thereto, as applicable, in section 12.1;

"***Lead Underwriter***" means RBC Dominion Securities Inc.;

"***LP***" means Liquor Stores Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"***LP Units***" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units;

"***LSOT***" means Liquor Stores Operating Trust, a trust established under the laws of the Province of Alberta pursuant to the LSOT Declaration of Trust;

"***LSOT Declaration of Trust***" means the declaration of trust dated August 10, 2004 pursuant to which LSOT was established, as the same may be amended, supplemented or restated from time to time;

"***LSOT Notes***" means the interest bearing unsecured subordinated promissory notes of LSOT issued under the Note Indenture;

"***LSOT Units***" means units of LSOT, each unit representing an equal undivided beneficial interest in LSOT;

"***material fact***" means, in relation solely to the Units or the Prospectuses, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Units;

"***misrepresentation***" means, with respect to circumstances in which the Securities Laws of a particular province are applicable, a misrepresentation as defined under the Securities Laws of that province and, if not so defined, or in circumstances in which no particular provincial laws are applicable, a misrepresentation as defined under the *Securities Act* (Alberta);

"***MRRS Procedures***" shall have the meaning ascribed thereto in section 2.1(b);

"***Note Indenture***" means the indenture between LSOT and CIBC Mellon Trust Company, as trustee, providing for the issuance of the LSOT Notes;

"***Offered Units***" means the 1,600,000 Units to be issued and sold by the Fund to the Underwriters as contemplated in this Agreement;

"***Ordinary LP Units***" means the ordinary limited partnership units of LP;

"***PwC***" means PricewaterhouseCoopers LLP, Chartered Accountants;

"***Preliminary Prospectus***" means the preliminary prospectus of the Fund to be dated the date hereof relating to the offering of the Offered Units which has been filed with the Regulatory Authority in each of the Qualifying Provinces;

"***Prospectus***" means the prospectus of the Fund to be dated not later than September 22, 2006 relating to the offering of the Offered Units to be filed with the Regulatory Authority in each of the Qualifying Provinces;

"***Prospectuses***" means, together, the Preliminary Prospectus and the Prospectus;

"***Qualifying Provinces***" means all of the provinces of Canada other than the Province of Quebec;

"***Regulatory Authorities***" means, collectively, the applicable securities commissions or similar securities regulatory authorities in each of the Qualifying Provinces;

"***Relevant Documents***" means:

(a) this Agreement,

(b) the Declaration of Trust,

(c) the LSOT Declaration of Trust,

(d) the amended and restated limited partnership agreement, dated as of September 28, 2004 among LSOT, GP and others by which LP is governed,

(e) the Note Indenture,

(f) the securityholders agreement entered into among the Fund, LSOT, GP, LP, Liquor Depot, LWGI, Liquor Stores No. 1 Limited Partnership, Liquor Stores No. 2 Limited Partnership, Liquor Stores No. 3 Limited Partnership, Liquor Stop Group Inc. and Daly Grove Liquor Store Inc. providing for, among other things, the governance of GP,

(g) the administration agreement dated as of September 28, 2004, among the Fund, LSOT and GP,

(h) the exchange agreement dated as of September 28, 2004 among the Fund, LSOT, LP, GP and others providing for, among other things, the Exchange Rights (as defined in the AIF), and demand and piggy-back registration rights, and

(i) the Credit Facility;

"***Securities Laws***" means, collectively, all applicable securities laws of each of the Qualifying Provinces and the respective regulations, rules, policies and orders thereunder together with all applicable published orders and rulings of the Regulatory Authorities;

"***Selling Firms***" shall have the meaning ascribed thereto in section 10.1;

"***Special Voting Units***" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"***Subordinated LP Units***" means the subordinated exchangeable units of LP;

"***Supplementary Material***" means, collectively, any amendment or supplement to the Prospectuses;

"***Tax Act***" means the *Income Tax Act* (Canada) and the regulations thereunder;

"***Tax Opinions***" means the opinion of Burnet, Duckworth & Palmer LLP and the opinion of Fraser Milner Casgrain LLP summarizing the principal Canadian federal income tax consequences applicable to the purchasers of the Offered Units contained in the Prospectus;

"***to the best of the knowledge, information and belief of***" means, unless otherwise expressly stated, a statement of the declarant's knowledge of the facts or circumstances to which such phrase relates, after having made reasonable inquiries and investigations in connection with such facts and circumstances;

"***Trustees***" means the trustees of the Fund, as appointed from time to time;

"***TSX***" means the Toronto Stock Exchange;

"***Underwriters***" has the meaning ascribed to such term in the first paragraph of the Agreement;

"***Underwriter Information***" means, in respect of the Prospectuses, any statements contained therein relating solely to and furnished by the Underwriters;

"***Unit***" means a trust unit of the Fund, each unit representing an equal undivided beneficial interest in the Fund;

"***Unitholder***" means a holder of Units;

"**Vendors**" means, collectively, Liquor Depot, , LWGI, ABC Pacific Spirits Inc., Daly Grove Liquor Store Inc., High River Liquor Store Inc., The Liquor Depot at Memorial Drive Ltd. The Liquor Depot at 99th Street Ltd., the Liquor Stores No. 1 Limited Partnership, Liquor Stores No. 2 Limited Partnership and Liquor Stores No. 3 Limited Partnership, Liquor Stop Group Inc., .949275 Alberta Ltd., Liquor World Acquisitions Inc., Daly Grove Liquor Store Inc., High River Liquor Store Inc.; and

"***Vendor Group***" means, collectively, the Vendors and any shareholder, associate or affiliate of a Vendor, including any family member of a controlling shareholder of a Vendor or any company, trust or other entity owned by or maintained for the benefit of any such person.

1.2 Unless otherwise stated, any reference in this Agreement to any section, paragraph or schedule shall refer to a section, paragraph or schedule of this Agreement.

1.3 Words importing the singular number only shall include the plural and *vice versa*, and words importing the use of any gender shall include all genders.

2. Qualification and Offering for Sale.

2.1 (a) The Fund and GP shall, not later than the times and dates set forth below in this section 2.1, fulfil, to the satisfaction of counsel to the Underwriters, acting reasonably, all legal requirements to be fulfilled by the Fund and GP to qualify the Offered Units for Distribution in the Qualifying Provinces by or through the Underwriters and other investment dealers or brokers registered in the Qualifying Provinces. Without limiting the generality of the foregoing, these legal requirements include the filing of the Preliminary Prospectus, the Prospectus and other related documents and the obtaining of appropriate receipts and advising the Lead Underwriter and counsel for the Underwriters that such receipts have been obtained. The Prospectuses shall incorporate by reference the AIF and the Financial Statements previously filed. During the Distribution Period, the Fund and GP shall promptly take or cause to be taken all additional steps and proceedings that, from time to time, may be required under the applicable laws of each of the Qualifying Provinces to continue to qualify the Offered Units for Distribution.

(b) The Fund shall elect and comply in all respects with the mutual reliance review system and procedures (the "***MRRS Procedure***") provided for under National Policy 43-201, *Mutual Reliance Review System for Prospectuses and Annual Information Forms*. The Fund shall select the Province of Alberta as the principal jurisdiction under the MRRS Procedures. Such compliance shall be made within the following time limits:

(i) the Preliminary Prospectus and related documents shall be filed with the ASC, as principal jurisdiction, no later than 5:00 p.m. (Edmonton time) on September 13, 2006 and a "MRRS review document" (as such term is defined in the MRRS Procedures) from the ASC dated September 13, 2006 evidencing receipt of the Preliminary Prospectus by each of the Regulatory Authorities shall be obtained no later than 10:00 a.m. (Edmonton time) on September 14, 2006; and

(ii) the Prospectus and related documents shall be filed, with the ASC as principal jurisdiction, and a final MRRS review document (as such term is defined in the MRRS Procedures) from the ASC dated September 22, 2006 evidencing receipt of the Prospectus by each of the Regulatory Authorities shall be obtained, no later than 12:00 noon (Edmonton time) on September 25, 2006.

2.2 Each of the Fund and GP shall cooperate in all respects with the Underwriters to allow them to participate fully in the preparation of the documentation required for the Distribution of the Offered Units and shall allow the Underwriters to conduct all "due diligence" investigations which they may reasonably require to fulfill their obligations as underwriters and to enable the Underwriters to responsibly sign any certificate required to be signed by the Underwriters in such documentation. Each of the Fund, LP and GP shall furnish to the Underwriters all the information relating to each of the Fund, LP and GP and its business and affairs as required for the preparation of the Preliminary Prospectus, the Prospectus and other documentation to be filed in connection with the Distribution of the Offered Units in order to satisfy disclosure requirements under the Securities Laws.

2.3 The Underwriters shall deliver to the Fund within two Business Days of the date of filing the Prospectus duly completed and executed Form 6's for each person who has executed the Prospectus on behalf of the Underwriters.

3. <u>Deliveries of Prospectuses and Related Documents.</u>

3.1 The Fund shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(a) as soon as possible, and in any event not later than the date hereof, copies of the Preliminary Prospectus signed as required by the laws of the Qualifying Provinces;

(b) as soon as they are available, and in any event no later than on September 25, 2006, copies of the Prospectus, signed as required by the laws of the Qualifying

Provinces, including, in each case, copies of any Supplementary Material which have not previously been delivered to the Underwriters;

(c) as soon as they are available, copies of any Supplementary Material, signed as required by the laws of the Qualifying Provinces and including, in each case, copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(d) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, comfort letters from PwC, dated the date of the Prospectus, reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters, with respect to the Financial Information contained in the Prospectus, which comfort letter shall be based on reviews by PwC having a cut-off date not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letter which must be filed with the Regulatory Authorities pursuant to the Securities Laws; and

(e) at the time of the filing of the Prospectus, a letter of the TSX advising the Fund that the Offered Units have been conditionally approved for listing on the TSX.

3.2 Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material filed pursuant to section 4.3 at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signatures are not required, at the time the same is filed. Such comfort letters shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

4. Representations Relating to the Prospectuses and Other Deliveries.

4.1 The delivery to the Underwriters of the Preliminary Prospectus and the documents referred to in sections 3.1(a), 3.1(b) and 3.1(c) shall constitute, on the part of the Fund, LP and GP, a joint and several representation and warranty to, and covenant and agreement with, the Underwriters that, at the respective times of such delivery, the information and statements contained therein (except any information and statements which constitute Underwriters' Information, or which are modified by or superseded by information or statements contained in the Prospectus or any Supplementary Material, as the case may be) at the respective dates of delivery thereof are true and correct in all material respects and contain no misrepresentation, and that the Preliminary Prospectus, Prospectus or any Supplementary Material, as the case may be, constitutes full, true and plain disclosure of all material facts relating to the Fund, LP and GP, and the Offered Units as of the date of delivery and that no fact or information has been omitted therefrom which is required to be stated therein or necessary to make the statements or information therein not misleading in light of the circumstances in which they were made and that such documents contain in all material respects the disclosure required by, and fully comply and conform in all material respects to the requirements of, the Securities Laws.

4.2 Each of the Fund, Liquor Depot and LWGI consents to the Underwriters' use of the Preliminary Prospectus, the Prospectus and any Supplementary Material for the offering

and Distribution of the Offered Units in compliance with the provisions of this Agreement.

4.3 At any time during the Distribution Period, the Fund, LP and GP, will promptly notify the Lead Underwriter, on behalf of the Underwriters, in writing of the full particulars of any of the following (each, a "***Development***"):

(a) any material change, occurrence or development (whether actual, or, to the best of the knowledge, information and belief of the Fund, LP or GP, anticipated, contemplated or threatened) in or affecting the business, financial condition, affairs, assets, liabilities (contingent or otherwise), operations, revenue, control or capital of the Fund or the Fund Subsidiaries;

(b) any material change (within the meaning of Securities Laws), occurrence or development (whether actual, anticipated, contemplated or threatened) in any matter contained or referred to in the Preliminary Prospectus, Prospectus or any Supplementary Material, as they exist immediately prior to such change, occurrence or development; or

(c) any material fact or matter which has arisen or has been discovered and would have been required to have been stated in the Prospectus or any Supplementary Material had the fact arisen or been discovered on or prior to the date of the Prospectus or any Supplementary Material, respectively,

which Development, in any such case, is, or may be, of such a nature as to render either or both of the Prospectuses and any Supplementary Material, as they exist taken together in their entirety immediately prior to any such Development (collectively, at such time, "***Current Documents***"), untrue, false or misleading in any material respect or which would result in the Current Documents containing a misrepresentation or which would result in any of the Current Documents not complying with Securities Laws or which Development would reasonably be expected to have a significant effect on the market price or value of the Units.

4.4 In any case described in section 4.3, the Fund and GP will promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters and their counsel, acting reasonably, with all applicable filing and other requirements arising as a result of a Development under the Securities Laws in the Qualifying Provinces, if any, and under the rules of TSX necessary to continue to qualify the Offered Units for Distribution.

4.5 Subject to compliance with Applicable Law, neither the Fund nor GP will file any Supplementary Material without first obtaining the written approval thereto of the Underwriters (to be evidenced by their signatures thereon, if applicable) and consulting with the Underwriters and their counsel as to the form and content thereof.

4.6 If during the Distribution Period there is any change in any Securities Laws or other laws which results in any requirement to file Supplementary Material, then the Fund and GP shall prepare and file, as soon as possible, to the satisfaction of counsel to the

Underwriters, such Supplementary Material with the appropriate Regulatory Authority in each jurisdiction where such filing is required.

4.7 As soon as practicable and in any event prior to making any filing referred to in sections 4.4 and 4.6, the Fund and GP shall in good faith discuss with the Underwriters any development or change in circumstances (whether actual, anticipated, contemplated or threatened) or misstatement which is of such a nature that there may be reasonable doubt whether written notice need be given to the Underwriters under the provisions of section 4.3.

5. Commercial Copies.

5.1 The Fund shall, as soon as possible but in any event not later than 9:00 a.m. (local time) on September 14, 2006 for Toronto deliveries and 12:00 noon (local time) on September 14, 2006 otherwise and within 48 hours after the execution of any Supplementary Material in connection with the Preliminary Prospectus, cause to be delivered to the Underwriters without charge commercial copies of the Preliminary Prospectus and such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral instructions given to the printer thereof not later than 5:00 p.m. (Edmonton time) on September 13, 2006 in the case of the Preliminary Prospectus, and not later than the time of filing of any Supplementary Material.

5.2 The Fund shall, as soon as possible but in any event not later than 9:00 a.m. (local time) on September 25, 2006 for Toronto deliveries and 12:00 noon (local time) on September 25, 2006 otherwise and within 48 hours after the execution of any Supplementary Material in connection with the Prospectus, cause to be delivered to the Underwriters without charge commercial copies of the Prospectus and such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral instructions given to the printer thereof not later than 5:00 p.m. (Edmonton time) on September 22, 2006 in the case of the Prospectus, and not later than the time of filing of any Supplementary Material.

5.3 The Fund shall cause to be provided to the Underwriters such number of copies of any Supplementary Material as the Underwriters may reasonably request for use in connection with the Distribution of the Offered Units. The Underwriters agree that they will not, directly or indirectly, use or distribute the Preliminary Prospectus, the Prospectus or any Supplementary Material, nor offer, sell or deliver any of the Offered Units in any country or jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and this Agreement.

6. Representations, Warranties and Covenants.

6.1 Each of the Fund, LP and GP jointly and severally represents, warrants and covenants to and with the Underwriters as follows:

(a) Status.

(i) Status of the Fund. The Fund is an unincorporated limited purpose opened-ended trust duly established, settled, organized and existing under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus, and to enter into and deliver this Agreement and to perform its obligations hereunder.

(ii) Status of LSOT. LSOT is an unincorporated limited purpose open-ended trust duly established, settled, organized and existing under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus.

(iii) Status of LP. LP is a limited partnership duly created, organized and existing under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus, and to enter into and deliver this Agreement and to perform its obligations hereunder.

(iv) Status of GP. GP is a corporation duly incorporated, organized and subsisting under the laws of Canada and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus, and to enter into and deliver this Agreement and to perform its obligations hereunder.

(b) Authority. All necessary action has been taken by each of the Fund and the Fund Subsidiaries to authorize the execution and delivery by the Fund and the Fund Subsidiaries of the Relevant Documents to which it is a party and the performance by it of its obligations thereunder, and each of the Relevant Documents has been duly executed and delivered and constitutes a valid and legally binding obligation of each of the Fund and the Fund Subsidiaries which are parties to it, enforceable against it in accordance with its terms.

(c) Prospectus. The Fund has all requisite power, capacity and authority to execute (including as to execution by GP as its agent) and deliver the Prospectus and any Supplementary Material and to file such documents with the Regulatory Authorities, and all necessary action has been taken by the Fund to authorize the execution and delivery of the Prospectus and any Supplementary Material and the filing of such documents with the Regulatory Authorities.

(d) Financial Information.

(i) Financial Statements. The Financial Statements:

(A) are in accordance with the books, records and accounts of the Fund;

(B) are complete and correct in all material respects and present fairly, in all material respects, the assets, liabilities and financial position of the Fund as at the date indicated and the results of operations and changes in financial position of the Fund for the periods indicated; and

(C) has been prepared in accordance with GAAP.

(ii) Other Financial Information. The Financial Information (other than that referred to in section 6.1(d)(i)) is correct in all material respects and none of the Fund, LP and GP is aware of any fact or circumstance presently existing which would render the Financial Information materially incorrect.

(e) Transfer Agent. CIBC Mellon Trust Company, at its principal offices in Edmonton and Toronto, has been duly appointed as the registrar and transfer agent in respect of the Units.

(f) Securities Laws Consents. Under the Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time, for the execution, delivery and performance by each of the Fund and the Fund Subsidiaries of this Agreement, the sale of the Offered Units and the consummation by the Fund and the Fund Subsidiaries of the transactions contemplated therein.

(g) No Material Change in Fund or Fund Subsidiaries. Except as disclosed in the Prospectus, subsequent to December 31, 2005, there has not been any material change (financial or otherwise) in the business, affairs, assets or liabilities (absolute, accrued, contingent or otherwise), capital or prospects of the Fund or any of the Fund Subsidiaries and no event has occurred or circumstance exists which could reasonably be expected to result in such a material change.

(h) Capitalization.

(i) Capital of the Fund. The Fund is authorized to issue an unlimited number of Units and Special Voting Units, of which, as at the date hereof, 8,628,320 Units and 3,301,680 Special Voting Units were issued and outstanding as fully paid and non-assessable.

(ii) Capital of LSOT. LSOT is authorized to issue an unlimited number of the LSOT Units. The Fund is the registered and beneficial owner of all of the issued and outstanding securities of LSOT (including the LSOT Units and LSOT Notes).

(iii) Capital of LP. LP is authorized to issue unlimited numbers of Ordinary LP Units, Exchangeable LP Units, Subordinated LP Units and GP Units and LSOT is the registered and beneficial owner of all issued and

outstanding Ordinary LP Units which represents approximately 72.3% of the LP Units.

(iv) Capital of GP. GP is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. LSOT is the registered and beneficial owner of approximately 72.3% of the issued and outstanding GP Common Shares.

(v) All securities (A) of LSOT held by the Fund, (B) of LP held by LSOT, and (C) of the GP held by LSOT, are held, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than pursuant to or as permitted by the Relevant Documents and the constating documents of the relevant entity.

(i) Issuance of Securities. All the Offered Units to be issued by the Fund to the Underwriters hereunder have been duly authorized for issuance and will at the Closing Time be duly and validly created and issued and will be fully paid and non-assessable and will conform to the description thereof contained in the Prospectus. The form of the definitive certificate representing the Units has been duly approved and adopted by the Fund and complies with the terms and conditions of the Declaration of Trust and with all legal requirements (including all applicable requirements of TSX) relating thereto.

(j) Options. Except as disclosed in or contemplated by the Prospectus or the Relevant Documents, no person now has, or will immediately following the Closing Time have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of Units, LSOT Units, LSOT Notes, LP Units, any other partnership interest in LP, or any other issued or unissued securities of any kind of the Fund or any of the Fund Subsidiaries.

(k) No Defaults. The execution and delivery of this Agreement, the fulfilment of the terms hereof by each of the Fund, LP and GP, and the issuance, sale and delivery of the Offered Units as contemplated by this Agreement do not and will not:

(i) require the consent, approval, authorization, registration or qualification of or with any governmental authority, exchange, Regulatory Authority or other regulatory commission or agency or third party, except those that are required under Securities Laws or applicable exchange regulations, all of which have been obtained (or will be obtained prior to the Closing Time) except as disclosed to the Underwriters in writing; or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the provisions of the Declaration of Trust or the LSOT Declaration of Trust or any resolutions of the Trustees of the Fund or LSOT or any committee thereof or any unitholders of the Fund or LSOT;

(B) any of the provisions of the constating documents or by-laws of any of the Fund Subsidiaries or any resolution of the directors or shareholders of the Fund Subsidiaries or any committee of any of them;

(C) any indenture, agreement or other instrument to which any of the Fund and the Fund Subsidiaries is a party or by which it or any of them are contractually bound;

(D) any statute, rule, regulation or law applicable to the Fund or any of the Fund Subsidiaries including, without limitation, the Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over any of the Fund and the Fund Subsidiaries; or

(E) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by any of the Fund and the Fund Subsidiaries under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of the Fund and the Fund Subsidiaries under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which any of the Fund and the Fund Subsidiaries is a party or by which any of them is bound, or to which any of them or any of their respective assets or businesses is subject (each, a "***Contract***"),

which individually or in the aggregate would (1) have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of the Fund or any of the Fund Subsidiaries, (2) materially impair the Fund's or any of the Fund Subsidiaries' ability to perform the obligations contemplated in this Agreement, the Prospectus and any Supplementary Material, or (3) materially affect or impair the consummation of the transactions contemplated in this Agreement, the Prospectus and any Supplementary Material.

(l) <u>No Restrictions on Distributions</u>. At the Closing Date, except as otherwise described in the Prospectus or in the Credit Facility and subject to applicable laws, none of the Fund and the Fund Subsidiaries, is currently prohibited, directly or indirectly, from paying the dividends, from making the distributions on its

capital stock, units or other securities, or from paying the interest or repaying any loans, advances or other indebtedness of the Fund or any Fund Subsidiary as contemplated by the Prospectus.

(m) Compliance with Environmental and Health Laws. Each of the Fund Subsidiaries has been and is in material compliance with all, and has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any, applicable laws, rules and regulations, including without limitation those of the country, province and municipality in which such entity carries on business or conducts its activities (collectively, the "***Environmental and Health Laws***"), relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (other than as previously disclosed in writing to the Underwriters).

(n) Permits. Except as disclosed in writing to the Underwriters, the Fund and the Fund Subsidiaries hold, or will hold at the Closing Time, all permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like (including as required under Environmental and Health Laws) which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted or as the Prospectus discloses they will be conducted, the lack of which would have a material adverse effect, and all such permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect in all material respects or will be in full force and effect in all material respects at the Closing Time, and with no default thereunder other than that which would, individually or in the aggregate, not have a material adverse effect on the Fund or any of the Fund Subsidiaries.

(o) Compliance with other Laws. Each of the Fund and the Fund Subsidiaries has conducted and is conducting its activities or business in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province and municipality in which such entity carries on business or conducts its activities, other than that which would, individually or in the aggregate, not have a material adverse effect on any of the Fund or the Fund Subsidiaries.

(p) No Claims. To the best of the knowledge, information and belief of the Fund, LP and GP, except as described in the Prospectus, there is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of the Fund or any of the Fund Subsidiaries) commenced or threatened against or affecting the Fund or any of the Fund Subsidiaries or any of their properties, or to which the Fund or any of the Fund Subsidiaries is a party or to which any property of the Fund or any of the Fund Subsidiaries is subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board or agency, domestic or foreign, which is, or could

reasonably be expected to, individually or in aggregate, result in a material adverse effect on, the Fund or any of the Fund Subsidiaries.

(q) No Labour Disputes. No general labour dispute with the employees of the Fund and the Fund Subsidiaries exists or, to the best of the knowledge, information and belief of Fund, LP or GP is imminent.

(r) No Defaults. No default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by any of the Fund and the Fund Subsidiaries of any obligation, agreement, covenant or condition contained in any Contract (including, without limitation, any Relevant Document) or any of the constating documents or by-laws of any such entity, other than that which would, individually or in the aggregate, not have a material adverse effect on the Fund or the Fund Subsidiaries.

(s) No Cease Trade Orders. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Units or any other securities of the Fund or the Fund Subsidiaries has been issued or made by any Regulatory Authority or exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the knowledge, information and belief of the Fund, LP and GP are contemplated or threatened by any such authority or under any Securities Laws.

(t) Reporting Issuer and Compliance with Securities Laws. The Fund is a reporting issuer or the equivalent thereof in each Qualifying Jurisdiction where such concept exists and is not in default of any requirement under the Securities Laws.

(u) Mutual Fund Trust and Foreign Property. The Fund qualifies as a mutual fund trust under the Tax Act and the Fund, LP and GP will conduct their affairs so as to continue to qualify the Fund as a mutual fund trust under the Tax Act, including (in the case of the Fund) by limiting its activities to investing in property in which a mutual fund trust is permitted by the Tax Act to invest.

(v) Intellectual Property Rights. None of the Fund, LP and GP is aware of any claim of any infringement or breach by any of the Fund or the Fund Subsidiaries of any intellectual property rights of any other person, nor has the Fund or any of the Fund Subsidiaries received any notice and none of the Fund, LP or GP is aware that the use of the business names, trademarks, service marks or other intellectual property of any of the foregoing infringes upon or breaches any intellectual property rights of any other person other than that which would, individually or in the aggregate, not have a material adverse affect on the Fund or the Fund Subsidiaries, taken as a whole.

(w) Distributions. The first distribution to which purchasers of Offered Units will be entitled (assuming the purchasers continue to hold such Units on the applicable record date) is the distribution for the month of October 2006, which is expected to have a record date of October 31, 2006 and a payment date of November 15, 2006.

(x) Compliance with Schedule "A". The Fund has complied and will comply with the representations, warranties and covenants applicable to them in Schedule "A" hereto.

6.2 Each of Liquor Depot and LWGI represents, warrants and covenants to and with the Underwriters in respect of itself and not with respect to the other promoter as follows.

(a) Prospectus. It has all requisite power, capacity and authority to execute and deliver the Prospectus and any Supplementary Material and to file such documents with the Regulatory Authorities, and all necessary action has been taken by it to authorize the execution and delivery of the Prospectus and any Supplementary Material and the filing of such documents with the Regulatory Authorities.

(b) Status. It is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation.

(c) Authority. All necessary action has been taken by it to authorize the execution and delivery by it of this Agreement and the performance by it of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms.

(d) Disclosure of Material Fact or Change. It is not aware of any material fact or material change relating to the Fund which has not been publicly disclosed.

7. Closing and Conditions of Closing.

7.1 The Closing of the purchase and sale of the Offered Units herein provided for shall be completed at the offices of Burnet, Duckworth & Palmer LLP, Calgary, Alberta at the Closing Time.

7.2 The obligation of the Underwriters to purchase the Offered Units shall be conditional on delivery to the Underwriters at such time of:

(a) one or more definitive certificates (or by delivery of the Offered Units in such other manner as the Underwriters may agree) representing in the aggregate the Offered Units, registered in the name CDS & Co.;

(b) the opinions contemplated by section 8;

(c) comfort letter of PwC dated the Closing Date and addressed to the Underwriters in form and content satisfactory to the Underwriters and their counsel, bringing the information contained in the comfort letter referred to in section 3.1(d) forward to the Closing Time provided that such comfort letters shall be based on review by PwC having a cut-off date not more than two Business Days prior to the Closing Date;

(d) written confirmation in form and substance satisfactory to the Underwriters that the Offered Units are to be listed and posted for trading on the TSX on the Closing Date;

(e) a certificate dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of GP (or two other senior officers of GP acceptable to the Underwriters), in their capacities as officers and without personal liability, for and on behalf of the Fund and the Fund Subsidiaries, in form and content satisfactory to the Underwriters and counsel to the Underwriters, acting reasonably, certifying with respect to:

 (i) the currently effective constating documents of the Fund and the Fund Subsidiaries,

 (ii) the necessary trust, partner and corporate approvals of each of the Fund and the Fund Subsidiaries relevant to the Preliminary Prospectus, the Prospectus and the offering of the Offered Units,

 (iii) the incumbency and signatures of signing persons of authority and officers of the Fund and the Fund Subsidiaries, and

 (iv) with respect to such other matters as the Underwriters may reasonably request;

(f) the requisite legal opinions, letters and certificates as contemplated herein and such further documentation as may be contemplated herein or as counsel to the Underwriters may reasonably require; and

(g) lock-up agreements in the form attached as Schedule B hereto duly executed by Liquor Depot, LWGI and Liquor Stop Group Inc.

against payment of the amount of the aggregate of the Unit Purchase Price for the Offered Units, net of the Commission (and it is hereby acknowledged and agreed that the Underwriters shall be entitled to receive the Commission at the Closing Time in consideration of the services to be rendered by the Underwriters in connection with the sale of the Offered Units including, without limitation, acting as financial advisors in the preparation of relevant documentation, acting as underwriters in connection with the sale of the Offered Units and performing administrative work in connection with these matters), by delivery of payments by certified cheque, bank draft or wire or electronic funds transfer in immediately available Canadian dollars payable on a same day basis at par in the City of Calgary or Edmonton to the Fund or as it may otherwise direct the Underwriters in writing not less than 24 hours prior to the Closing Time.

8. <u>Legal Opinions.</u>

8.1 At the Closing Time, the Fund shall have caused favourable legal opinions dated the Closing Date to be delivered (in sufficient copies for each of the Underwriters and their counsel) to the Underwriters, by their counsel, Burnet, Duckworth & Palmer LLP (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel

(acceptable to them and to counsel for the Underwriters) as to the qualification of the Offered Units for sale to the public in, and as to other matters governed by the laws of, jurisdictions other than the Province of Alberta, and may rely, to the extent appropriate in the circumstances and solely as to matters of fact not independently established, on certificates or statutory declarations of officers of the Fund or Fund Subsidiaries, and of public and stock exchange officials) with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, the Fund and the Fund Subsidiaries in form and substance acceptable to counsel to the Underwriters, acting reasonably, including without limitation opinions substantially to the effect that:

(a) the Fund has been duly created and organized pursuant to the Declaration of Trust and is validly existing as an unincorporated limited purpose trust under the laws of the Province of Alberta;

(b) LSOT has been duly created and organized pursuant to the LSOT Declaration of Trust and is validly existing as an unincorporated limited purpose trust under the laws of the Province of Alberta;

(c) LP is a limited partnership duly constituted and validly existing under the laws of the Province of Alberta;

(d) GP is a corporation duly incorporated and organized and is validly existing as a corporation under the laws of Canada;

(e) each of Liquor Depot and LWGI has been duly incorporated and organized and is validly existing as a corporation under the laws of its jurisdiction of incorporation;

(f) the Fund is authorized to issue an unlimited number of Units, and, based solely on an officer's certificate, as to the number of which will, upon receipt of the consideration therefor, be issued and outstanding as fully paid and non-assessable units as at the date of such opinion and, other than as disclosed in the Prospectus, that there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in the Fund;

(g) LSOT is authorized to issue an unlimited number of LSOT Units and LSOT Notes, and, based solely on an officer's certificate, as to the number of which LSOT Units will, upon receipt of the consideration therefor, be issued and outstanding as fully paid and non-assessable units as of the date of such opinion and as to the principal amount of which LSOT Notes which will be issued and outstanding as at the date of such opinion, all of which were issued to the Fund and, other than as disclosed in the Prospectus, that there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in LSOT;

(h) LP is authorized to issue unlimited numbers of Ordinary LP Units, Exchangeable LP Units, Subordinated LP Units and GP Units, and, based solely on an officer's certificate, as to the numbers of which units will be issued and outstanding as at the date of such opinion as fully paid and non-assessable units and as to the numbers of which units will be issued to LSOT, GP and the Vendor Group as at

the date of such opinion and that, other than as disclosed in the Prospectus, there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in the LP;

(i) GP is authorized to issue an unlimited number of GP Common Shares, and, based solely on an officer's certificate, as to the number of which will be issued and outstanding as fully paid and non-assessable shares as at the date of such opinion and as to the numbers of which GP Common Shares will be issued to LSOT and the Vendor Group as at the date of such opinion and that, other than as disclosed in the Prospectus, there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in GP;

(j) the form of the definitive certificate representing the Units has been duly approved and adopted by the Fund and complies with the terms and conditions of the Declaration of Trust and with all legal requirements relating thereto;

(k) TSX has approved the listing of the Offered Units on TSX, subject only to the filing of customary documents;

(l) the Fund is a "reporting issuer" in Alberta and is not included in a list of defaulting reporting issuers maintained by the ASC pursuant to section 141 of the *Securities Act* (Alberta) and has a similar status under the Securities Laws of each of the Qualifying Provinces where such a concept exists;

(m) CIBC Mellon Trust Company has been duly appointed as the transfer agent and registrar for the Units (including without limitation the Offered Units) at its principal offices in Calgary and Toronto;

(n) the Offered Units have been validly created, allotted and issued and upon receipt of consideration for their issuance will be fully paid and non-assessable;

(o) each of the Fund, Liquor Depot and LWGI has the necessary trust or corporate power and authority to execute and deliver the Prospectus and any Supplementary Material and to file such documents with the Regulatory Authorities and all necessary action has been taken by the Fund, Liquor Depot and LWGI to authorize the execution and delivery by it of the Prospectus and any Supplementary Material and the filing thereof in each of the Qualifying Provinces under Securities Laws;

(p) each of the Fund, LP and GP has the necessary trust, partnership or corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to carry out the transactions contemplated hereby and by the Prospectus and this Agreement has been duly authorized, executed and delivered by the Fund, LP and GP and is a valid and binding obligation of each of them and enforceable in accordance with its terms (subject to reasonable qualification);

(q) the execution and delivery by each of the Fund, LP and GP of this Agreement, the fulfilment of the terms hereof by each of them, as applicable, and the completion

of the transactions contemplated herein and the issuance, sale and delivery of securities as contemplated by the Prospectus do not and will not:

(i) as far as such counsel is aware, require the consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority, exchange, Regulatory Authority or other regulatory commission or agency except those that have been obtained; or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with

(A) any of the provisions of the Declaration of Trust or the LSOT Declaration of Trust or, as far as such counsel is aware, any resolutions of the Trustees of the Fund or LSOT or any committee thereof or any unitholders of the Fund or LSOT;

(B) any of the provisions of the constating documents or by-laws of, or, as far as such counsel is aware, any resolutions of any of the partners, directors or shareholders of LP and GP or any committee of any of them;

(C) as far as such counsel is aware, any indenture, agreement or other instrument to which any of the Fund, LP and GP is a party or by which it or any of them are contractually bound;

(D) any statute, rule, regulation or law applicable to any of the Fund, LP and GP including, without limitation, the Securities Laws, or, to such counsel's knowledge, any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over any of the Fund, LP and GP, or

(E) to such counsel's knowledge, any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by any of the Fund, LP and GP, under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of the Fund, LP and GP, under any Contract,

which individually or in the aggregate would (1) have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of any of the Fund, LP or GP, on a consolidated basis, or (2) materially impair the Fund's or LP's or GP's ability to perform the obligations contemplated in the Prospectus or (3) materially impair or

affect the consummation of the transactions contemplated in the Prospectus;

(r) the Offered Units will be qualified investments under the Tax Act for Exempt Plans (as defined in the Prospectus) subject to the provisions of the particular plan and provided the Fund is a mutual fund trust under the Tax Act;

(s) all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements have been fulfilled under the laws of Canada and each of the Qualifying Provinces in order to qualify the Distribution of the Offered Units in each of the Qualifying Provinces through investment dealers or brokers registered under applicable legislation of the Qualifying Provinces who have complied with the relevant provisions of such legislation; and

(t) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Certain Canadian Federal Income Tax Considerations" constitute as at the Closing Date a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act of acquiring, holding and disposing of Offered Units generally applicable to a purchaser who will hold the Offered Units as capital property for purposes of the Tax Act and who, at all material times, deals at arm's length with, and is not affiliated with the Fund for purposes of the Tax Act.

8.2 At the Closing Time, the Underwriters shall have received from their counsel (who may rely on the opinions of counsel to the Fund and on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta) such opinions with respect to the offering of the Offered Units as the Underwriters may reasonably require and are customary in transactions of this kind.

9. <u>Officers' Certificates.</u>

9.1 The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and signed by the Chief Executive Officer and the Chief Financial Officer of GP (or two other senior officers of GP acceptable to the Underwriters), for and on behalf of the Fund, LP and GP, in their personal capacities as officers and without personal liability, which certificate shall certify, to the best of the knowledge, information and belief of the persons signing such certificate after having made due enquiries and examined the Prospectus and, if applicable, any Supplementary Material that:

(a) each of the Fund, LP and GP, as applicable, has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(b) since the respective dates as of which information is given in the Prospectus and except as may have been the subject of Supplementary Material filed with the relevant Regulatory Authorities, there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise), and no change of any material fact or new material fact, in the business, financial

condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Fund from that disclosed in the Prospectus;

(c) the representations and warranties of the Fund, LP, or GP, as applicable, contained herein including those arising by delivery of documents hereunder are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(d) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any Units or the sale of the Offered Units has been issued and no proceedings, investigations or inquiry for such purpose are commenced or, to the best of the knowledge, information and belief of the declarants, contemplated or threatened;

(e) except as disclosed in the Prospectus or Supplementary Material, if any, there are no actions, suits, proceedings, inquiries, compliance orders or directives commenced or, the best of the knowledge, information and belief of the declarants, threatened in respect of the transactions contemplated hereunder;

(f) except as disclosed to the Underwriters, none of the Relevant Documents have been amended (and no amendments are contemplated) in any material respect and no material conditions therein have been waived or are unsatisfied by any of the parties thereto; and

(g) since the respective dates as of which information is given in the Prospectus and Supplementary Material, no transaction material to the Fund, LP and GP has been entered into or is pending by any of such entities which is not disclosed therein,

and as to such other matters as the Underwriters may reasonably request.

10. <u>Sales Restrictions.</u>

10.1 The Underwriters shall offer the Offered Units for sale to the public, directly and through other duly qualified investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "***Selling Firms***"), only as permitted by Securities Laws and upon the terms and conditions set forth in the Prospectuses and in this Agreement, at an offering price not exceeding the offering price set forth on the cover page of the Prospectus. The Underwriters will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or filing of a prospectus with respect to the Offered Units under the laws of any jurisdiction other than the Qualifying Provinces. The Selling Firms shall be permitted to offer the Offered Units outside of Canada, including offers as principal to "qualified institutional buyers" in the United States as defined in Rule 144A, under the U.S. Securities Act of 1933, as amended, if such offers are made in compliance with all applicable laws, including the requirements set forth in Schedule "A". For the purposes of this paragraph, the Underwriters shall be entitled to assume that the Offered Units are qualified or registered for distribution by duly qualified investment dealers and brokers under the Securities Laws of those Qualifying Provinces where a receipt or similar document for the Prospectus shall have been obtained from the applicable Regulatory Authority

(including a decision document under the MRRS Procedures) following the filing of the Prospectus, unless otherwise notified in writing.

10.2 The Underwriters make the representations, warranties and covenants applicable to them in Schedule "A" hereto and agree, on behalf of themselves and their U.S. affiliates, for the benefit of the Fund, to comply with the selling restrictions imposed by the laws of the United States and described in Schedule "A" hereto, which forms part of this Agreement. They also agree to obtain such an agreement of each of the Selling Firms.

10.3 Notwithstanding the foregoing provisions of this section 10, an Underwriter will not be liable to the Fund pursuant to this section 10 or Schedule "A" as a result of the violation by another Underwriter or Selling Firm (other than Selling Firm affiliates of such Underwriter) of the provisions of section 10.2 or Schedule "A" if the Underwriter first mentioned is not itself also in violation.

11. Market Stabilization.

The Underwriters agree among themselves and will require each of the other Selling Firms and their respective affiliates to agree, in connection with the offer and sale of the Offered Units, to comply with all applicable Securities Laws. In connection with the Distribution, the Underwriters and members of the other Selling Firms (if any) may effect transactions which stabilize or maintain the market price of the Units at levels above those which might otherwise prevail in the open market, in compliance with Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

12. Indemnification by the Fund, LP and GP

12.1 Each of the Fund, LP and GP (for the purposes of this section 12.1 and as otherwise applicable, "***Indemnitors***") hereby covenants and agrees to indemnify and hold harmless each of the Underwriters and their respective affiliates and each of their respective directors, officers, employees, partners, shareholders, agents (collectively, the "***Indemnified Parties***" and individually an "***Indemnified Party***") from and against all liabilities, claims (including shareholder actions, derivative or otherwise), actions, complaints, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, taxes, interest, damages and expenses (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims) (each an "***Indemnified Loss***") to which any Indemnified Party may be subject or which any Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a) any breach of, default under or failure to perform or fulfill any representation, warranty or covenant or agreement of the Fund, LP or GP in this Agreement or any other document to be delivered pursuant hereto;

(b) any information or statement that does not constitute Underwriter Information contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other material or document filed under any Securities Laws or

delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or is or is alleged to be untrue, false or misleading;

(c) any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Supplementary Material, or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information other than Underwriter Information, whether material or not, required to be stated therein or necessary to make any statement therein not false or misleading in light of the circumstances under which it was made;

(d) any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, arbitrator, administrative tribunal or stock exchange based upon any actual or alleged untrue statement, omission or misrepresentation (not relating solely to Underwriter Information) in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other material or document filed or delivered by the Indemnitors or any of them under any Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the Underwriters) or based upon any failure to comply with Securities Laws (other than any failure or alleged failure to comply solely by the Underwriters) which prevents or restricts the trading in or the sale or distribution of the Offered Units or any of them or any other securities of the Fund in any of the Qualifying Provinces; or

(e) the non-compliance or alleged non-compliance by any of the Fund, LP or GP with any requirements of the Securities Laws, or the by-laws, rules and regulations of TSX, including the Fund's non-compliance with any requirement to make any document available for inspection.

12.2 Notwithstanding the foregoing provisions of section 12.1, no party who has engaged in any fraud, fraudulent misrepresentation, wilful default or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful default or gross negligence.

12.3 If any matter or thing contemplated by this section 12 (any such matter or thing being hereinafter referred to as a "***Claim***") is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 12 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify each of the Indemnitors as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the applicable Indemnitors' liability under this section 12 except and only to the extent that the applicable Indemnitor demonstrates that any failure to so notify in respect to an actual Claim materially prejudiced the defence of such Claim by that Indemnitor) and the applicable Indemnitors shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to

enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the applicable Indemnitors or the Indemnified Party without, in each case, the prior written consent of all the affected parties hereto, such consent not to be unreasonably withheld.

12.4 In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(a) the applicable Indemnitor does not assume the defence of such suit on behalf of the Indemnified Party within ten Business Days of the applicable Indemnitor receiving notice of such Claim;

(b) the applicable Indemnitors and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

(c) the named parties to any such Claim (including any added third or interpleaded party) include both the Indemnified Party, on the one hand, and the applicable Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the applicable Indemnitors shall not have the right to assume the defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party),

provided that the applicable Indemnitors shall not, in connection with any one such action or separate but substantially similar related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

12.5 If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the applicable Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal *per diem* rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

12.6 With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this section 12 and section 13 in trust for and on behalf of such Indemnified Parties and the

Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

12.7 The rights of indemnity contained in this section 12 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in the Prospectus shall not apply if the Fund, has complied with sections 4 and 5 and the person asserting such Claim was not provided with a copy of the Supplementary Material (if required under the Securities Laws to have been so delivered to such person by the Underwriters) which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such claim would have no basis had such delivery been made.

12.8 The rights and remedies of the Underwriters set forth in sections 12, 13 and 17 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

13. <u>Contribution.</u>

13.1 In order to provide for just and equitable contribution in circumstances in which the indemnity provided in section 12 would otherwise be available in accordance with its terms but are, for any reason, held to be unavailable to or unenforceable by the Underwriters or any Indemnified Party or enforceable otherwise than in accordance with its terms, the applicable Indemnitors shall contribute to the aggregate of all liabilities, claims, actions, complaints, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, taxes, interest, damages or expenses of the nature contemplated in section 12 and suffered or incurred by the Indemnified Parties in such proportions so that the Underwriters are responsible for the proportion represented by the percentage that the Commission bears to the aggregate Purchase Price for the Offered Units and the applicable Indemnitors are responsible for the balance, whether or not they have been sued together or sued separately. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful default or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful default or gross negligence.

13.2 The rights to contribution provided in this section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law, and shall remain operative and in full force and effect regardless of:

(a) any investigation made by or on behalf of any Underwriter;

(b) acceptance of any Offered Units and payment therefor; or

(c) any termination of this Agreement.

13.3 In the event that any Indemnitor may be held to be entitled to contribution from the Underwriters pursuant to section 13.1 or under the provisions of any statute or at law, the

Indemnitor shall be limited to receiving contribution in an aggregate amount not exceeding the lesser of:

(a) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 13.1; and

(b) the amount of the Commission actually received by the Underwriters hereunder minus the aggregate of any amounts paid or payable by the Underwriters by way of contribution to any other person hereunder.

13.4 If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give each of the Indemnitors notice thereof in writing as soon as reasonably possible, but failure to notify the Indemnitors shall not relieve the Indemnitors of any obligation they may have to the Underwriters under this section 13 except and only to the extent that the failure materially prejudices the Indemnitors or any of them.

13.5 Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of an Indemnitor by reason of or arising from any misrepresentation contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from:

(a) any misrepresentation which is based upon or results from Underwriter Information contained in such document; or

(b) any failure by the Underwriters to provide to prospective purchasers of the Offered Units any document which the Fund is required to provide to such prospective purchasers and which the Fund has provided to the Underwriters in sufficient numbers to provide to such prospective purchasers.

14. Expenses.

14.1 Whether or not the public offering of the Offered Units is completed, the Fund, will be responsible, for all of the costs in connection with the proposed public offering (excluding the fees and disbursements of Underwriters' counsel), including without limitation the fees and expenses of counsel to the Fund (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and their counsel as part of the Underwriters' due diligence investigations), PwC, transfer agents and outside consultants, filing fees, the costs and expenses of qualifying the Prospectuses in each of the Qualifying Provinces, printing, the preparation of audio-visual or other material for marketing presentations and information meetings, out-of-pocket costs related to travel and accommodations for the Fund's executives and the representatives of the Underwriters attending such presentations and meetings and due diligence and drafting meetings and the cost of preparing record books for all of the parties to this Agreement and their respective counsel.

15. Covenants of the Underwriters.

15.1 The Underwriters shall:

(a) give prompt notice to the Fund, when, in the opinion of the Underwriters, the Distribution of the Offered Units has ceased;

(b) as soon as practicable and, in any event, within 30 days of the end of the Distribution Period, provide to the Fund a breakdown of the number of Offered Units sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable; and

(c) notify promptly (and in any event within 90 days of the date of this Agreement) each Regulatory Authority, where required, of the number of Offered Units sold in the relevant Qualifying Province.

16. Nature and Survival of Representations, Warranties, Covenants and Indemnity.

16.1 All representations, warranties, covenants, obligations and agreements of each of the Fund, LP, GP, Liquor Depot and LWGI herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect for a period of three years after the Closing Date unaffected by any subsequent disposition by the Underwriters of the Offered Units or any of them and regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf. The Underwriters will be entitled to rely on the representations and warranties of the Fund, LP or GP, herein contained or contained in documents submitted or delivered pursuant to this Agreement regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

17. Termination Rights.

17.1 The obligation of the Underwriters to purchase the Offered Units shall be subject to the accuracy as of the Closing Time of the representations and warranties of each of the Fund, LP and GP contained herein or in any certificate or document delivered pursuant to or contemplated by this Agreement and the due fulfilment and compliance by each of the Fund, LP and GP of and with its covenants herein and therein contained.

17.2 All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any breach of, default under or non-compliance with any such representation, warranty, term or condition by the Fund, LP and GP as applicable, shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligation to purchase the Offered Units by giving written notice to that effect to the Fund at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance

with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters in offering the Offered Units or in preparing or joining in the execution of the Prospectuses or any Supplementary Material shall constitute a waiver of, or estoppel against, the Underwriters.

17.3 In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement if, during the period from the date of this Agreement to the Closing Time:

(a) any order to cease or suspend trading in any securities of the Fund, or prohibiting or restricting the Distribution of the Offered Units is made, or any proceeding is announced or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any of the Qualifying Provinces, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Fund or any Fund Subsidiary (on a consolidated basis) or otherwise, or the Tax Opinions are revoked or materially modified or there is any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof, which in the opinion of the Underwriter, acting reasonably, may prevent or operates to prevent or restrict the Distribution of, trading in, or marketability of, the Offered Units or the trading in any other securities of the Fund;

(c) there should develop, occur or come into effect or existence any event, action, or occurrence of national or international consequence, any governmental law or regulation, state, condition or major financial occurrence, including any act of terrorism, war or like event which, in the Underwriter's reasonable opinion, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States or the business, operations or affairs of the Fund, and the Fund Subsidiaries taken as a whole; or

(d) there shall occur any event or change (actual, imminent or reasonably expected), or any development including a prospective event or change, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital or ownership of the Fund, on a consolidated basis, or if there should occur or come into effect any adverse change in any material fact or should the Underwriters become aware of any undisclosed material information which in the opinion of the Underwriters (or any of them), acting reasonably, could be expected to have a material adverse effect on the market price or value of the Units or any of them;

by giving the Fund written notice to that effect at or prior to the Closing Time.

17.4 If an Underwriter shall elect to terminate its obligation to purchase the Offered Units as aforesaid, whether the reason for such termination is within or beyond the control of the Fund, LP or GP the liability of the Fund, LP and GP hereunder with respect to such Underwriter shall be limited to the indemnity referred to in section 12, the contribution rights referred to in section 13 and the payment of expenses referred to in section 14.

17.5 The rights of termination contained in this section 17 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Fund, LP and GP provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this section 17 shall not be binding upon any other Underwriter. In the event that one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of section 19.2 shall apply.

17.6 The execution of any Supplementary Material (including without limitation an amendment to the Preliminary Prospectus or the Prospectus) in respect of any material change and the continued offering of the Offered Units thereafter by the Underwriters shall not constitute a waiver of the Underwriters' rights under this section 17.

18. Notification.

18.1 The Fund shall advise the Lead Underwriter promptly of any request made at any time prior to the end of the Distribution Period by any Regulatory Authority or TSX for any Supplementary Material or for any additional material information, of the issuance by any such Regulatory Authority or TSX of any cease trading or stop order relating to the Offered Units or any other securities of the Fund or any Fund Subsidiary or order preventing or suspending the use of the Prospectuses relating to the Offered Units or the qualification of the Offered Units for offering or sale, in any jurisdiction, or of the institution or threat to its knowledge of institution of any proceedings for that purpose or of the receipt by the Fund of any material written communication from any such Regulatory Authority or TSX relating to the Prospectuses, any Supplementary Material or the offering or sale of Offered Units. The Fund shall use all commercially reasonable efforts to prevent the issuance of any such cease trading or stop order or other order and, if issued, to obtain the withdrawal or lifting thereof as soon as possible.

18.2 During the Distribution Period, the Fund shall provide to the Underwriters on a timely basis, for review by the Underwriters and their counsel prior to filing, any proposed document, including without limitation any Supplementary Material and any annual information form, material change report or information circular, which may be required to be filed by any Regulatory Authority or TSX.

19. Obligations of the Underwriters.

19.1 Subject to the terms and conditions of this Agreement, the obligations of the Underwriters to purchase at the Closing Time shall be several and not joint in that each

Underwriter shall be obligated to purchase only the percentage of the Offered Units respectively set out opposite its name below:

RBC Dominion Securities Inc.	50.0%
National Bank Financial Inc.	15.0%
Sprott Securities Inc.	15.0%
Clarus Securities Inc.	10.0%
HSBC Securities (Canada) Inc.	5.0%
Raymond James Ltd.	5.0%

19.2 If at the Closing Time any one or more of the Underwriters fail or refuse to purchase its respective percentage of the Offered Units, the remaining Underwriters shall be obligated severally to purchase such Offered Units which the defaulting Underwriter or Underwriters have failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages; provided, however, that in the event that the percentage of the total number of Offered Units which one or more of the Underwriters has failed to purchase exceeds 15% of the total number of Offered Units which the Underwriters have agreed to purchase, the other Underwriters shall have the right, but not the obligation, to purchase severally, on a *pro rata* basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Offered Units which would otherwise have been purchased by the Underwriters which fail to purchase. In any such case any of a non-defaulting Underwriter or the Fund shall have the right to postpone the Closing Time for such period, not exceeding five Business Days, in order that the required changes, if any, in the Prospectus or in any other documents or arrangements may be effected. If any non-defaulting Underwriter elects not to exercise such right and no other non-defaulting Underwriter elects to exercise such right so as to assume the entire obligations of the defaulting Underwriters and arrangements satisfactory to the Lead Underwriter (on behalf of the Underwriters) and the Fund for the purchase of such Offered Units are not made within 48 hours after such default, then (i) each non-defaulting Underwriter shall be entitled, by notice to the Fund to terminate, without liability (except under section 13, if applicable), its obligation to purchase its original percentage of the Offered Units and (ii) the Fund shall have the right to terminate its obligations hereunder. Any action taken under this section 19.2 shall not relieve any defaulting Underwriter from liability in respect of any default by such Underwriter under this Agreement.

19.3 Nothing in this section 19 shall obligate the Fund to sell to one or more of the Underwriters less than all of the Offered Units or shall relieve any Underwriter in default from liability to the Fund or to any non-defaulting Underwriter in respect of its default hereunder. If all of the Offered Units are not purchased, the Fund shall have the right to terminate its obligations under this Agreement and there shall be no further liability on the part of the Fund to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 12, 13 and 14.

20. Notices.

20.1 Any notice or other communication required or permitted to be given hereunder shall be delivered:

in the case of the Fund, LP and GP to:

Suite 1120, Oxford Tower
10235 – 101 Street
Edmonton, Alberta T5J 3G1
Attention: Trustees
Attention: Chief Executive Officer
fax: (780) 702-1999

in the case of Liquor Depot, to:

Suite 1120, Oxford Tower
10235 – 101 Street
Edmonton, Alberta T5J 3G1
Attention: Irving Kipnes
fax: (780) 702-1999

in the case of LWGI, to:

14030 – 23rd Avenue
Edmonton, Alberta, T6R 3L6
Attention: Henry Bereznicki
fax: (780) 434-9333

in the case of the Underwriters, to:

RBC Dominion Securities Inc.
1100, 888 - 3rd Street S.W.
Calgary, Alberta, T2P 5C5
Attention: Derek Neldner
fax: (403) 299-6901

and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. Each of the Fund and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible person of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (with written confirmation of receipt from the sending machine) (if prior to 4:00 p.m. (local time at place of receipt) on a Business Day and, otherwise, on the next Business Day following the sending thereof) and, if given by courier service when delivered.

21. **Lead Underwriter.**

21.1 The Fund, LP and GP shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which have the authority to bind the Underwriters except in respect of a notice of termination given pursuant to section 17, which notice may be given by any Underwriter, an agreement of settlement given under section 12, which may be given only by the Underwriter affected thereby or a notice or election by a non-defaulting Underwriter pursuant to section 19, which may be given or made only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication. Acceptance of this offer by the Fund, LP and GP shall constitute their respective authority for accepting notification of any such matters from the Lead Underwriter, and for delivering the definitive certificates representing the Offered Units to or to the order of the Lead Underwriter.

22. **Further Offerings.**

22.1 The Fund agrees that, without the prior consent of the Lead Underwriter which consent shall not be unreasonably withheld, it will not (and will cause the Fund Subsidiaries to not), during the period ending 90 days after the Closing Date, except pursuant to the exercise of the Exchange Rights, the long-term incentive plan of the Fund, any distribution reinvestment plan that may be established or the issuance of securities as consideration for future arm's length acquisitions or in connection with future arm's length mergers, amalgamations or other business combinations (provided that the Fund shall require each party to whom such securities may be issued in connection with an acquisition, merger, amalgamation or business combinations to agree to not, for the balance of such period, do any of the things listed in clause (i) or (ii) below), (i) create, allot, authorize, offer, issue, secure, pledge, sell, offer to sell, grant any option, right or warrant for the purchase or sale of, or contract to purchase or sell, or otherwise lend, transfer or dispose of, directly or indirectly, any Units, rights to purchase Units or any securities convertible into or exercisable or exchangeable for Units or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units, or such other securities or interests, in cash or otherwise, or agree or, within such period, announce any intention to do so.

23. **Miscellaneous.**

23.1 Schedule "A" attached hereto is by this reference incorporated into and is part of this Agreement as fully as though contained in this Agreement.

23.2 If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

23.3 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without reference to the conflicts of laws provisions thereof. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

23.4 Time shall be of the essence hereof.

23.5 Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

23.6 In exercising rights or making decisions under this Agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

23.7 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument. A signed counterpart of this Agreement provided by way of facsimile transmission shall be as binding upon the parties as an originally signed counterpart.

23.8 The parties hereto acknowledge that the obligations of the Fund hereunder shall not be personally binding upon the Trustees, as trustees of the Fund, or any of the Unitholders and that any recourse against the Fund, the Trustees of the Fund or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets (as such term is defined in the Declaration of Trust).

23.9 The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Fund with respect to the subject matter hereof, including the letter agreement dated as of September 7, 2006.

23.10 LP is a limited partnership formed under the Partnership Act (Alberta), a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to its capital.

23.11 Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

If this letter accurately reflects the terms of the agreement which we are to enter into and if such terms are agreed to by each of the Fund, LP and GP please signify acceptance by executing the enclosed copies of this letter where indicated below and returning them to the Lead Underwriter.

Yours very truly,

RBC Dominion Securities Inc.

By: (signed)
Derek Neldner

National Bank Financial Inc.

By: (signed)
Michelle Fiebig

Sprott Securities Inc.

By: (signed)
Brian K. Petersen

Clarus Securities Inc.

By: (signed)
Rod Campbell

HSBC Securities (Canada) Inc.

By: (signed)
Andrew Bishop

Raymond James Ltd.

By: (signed)
Jason L. Holtby

The foregoing agreement is hereby accepted and agreed to as of the date first written above.

Liquor Stores Income Fund, by its attorney **Liquor Stores GP Inc.**

By: (signed)
Irving Kipnes

By: (signed)
Pat de Grace

Liquor Stores Limited Partnership, by its attorney **Liquor Stores GP Inc.**

By: (signed)
Irving Kipnes

By: (signed)
Pat de Grace

Liquor Stores GP Inc.,

By: (signed)
Irving Kipnes

By: (signed)
Pat de Grace

The Liquor Depot Corporation

By: (signed)
Irving Kipnes

Liquor World Group Inc.

By: (signed)
Henry Bereznicki

Schedule "A" to an underwriting agreement dated September 13, 2006 (the "Underwriting Agreement")

U.S. SELLING RESTRICTIONS

As used in this Schedule "A", the following terms have the following meanings:

(a) "***Directed Selling Efforts***" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

(b) "***Foreign Issuer***" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

(c) "***General Solicitation***" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "***Qualified Institutional Buyer***" means a "qualified institutional buyer" as defined in Rule 144A;

(e) "***Regulation D***" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) "***Regulation S***" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) "***Rule 144A***" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(h) "***SEC***" means the United States Securities and Exchange Commission;

(i) "***Securities***" means the Offered Units (as defined in the Underwriting Agreement);

(j) "***Selling Dealer Group***" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Securities pursuant to the Underwriting Agreement;

(k) "***Substantial U.S. Market Interest***" means "substantial U.S. market interest" as that term is defined in Regulation S;

(l) "***United States***" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(m) "***U.S. Exchange Act***" means the United States Securities Exchange Act of 1934, as amended; and

(n) "***U.S. Securities Act***" means the United States Securities Act of 1933, as amended.

1. Each Underwriter represents and warrants to the Fund that:

(a) It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. It has not offered or sold, and will not offer or sell, any of the Securities constituting part of its allotment except in accordance with Regulation S or Rule 144A;

(b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any member of the Selling Dealer Group or with the prior written consent of the Fund; and

(c) It shall require each member of the Selling Dealer Group to agree, for the benefit of the Fund, to comply with, and shall use its best efforts to ensure that each member of the Selling Dealer Group complies with, the applicable provisions of this Schedule "A" as if such provisions applied to such Selling Dealer Group member.

2. Each Underwriter covenants to and agrees with the Fund that:

(a) All offers and sales of the Securities in the United States will be effected through RBC Dain Rauscher Inc. (the "U.S. Placement Agent") in accordance with all applicable U.S. broker-dealer requirements;

(b) The U.S. Placement Agent is a Qualified Institutional Buyer;

(c) It will not, either directly or through the U.S. Placement Agent, solicit offers for, or offer to sell, the Securities in the United States by means of any form of General Solicitation or General Advertising and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Securities;

(d) It will solicit, and will cause the U.S. Placement Agent to solicit, offers for the Securities in the United States only from, and will offer the Securities only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it will solicit offers for the Securities only from, and will offer the Securities only to, persons that in purchasing such Securities will be deemed to have represented and agreed as provided in paragraphs 3(a) through (h) below (to the extent such representations are applicable to the purchaser concerned);

(e) It will inform, and cause the U.S. Placement Agent to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A;

(f) It will deliver, through the U.S. Placement Agent, a copy of the Preliminary Prospectus and the Prospectus, together with a U.S. covering memorandum for the U.S. offering, to each person in the United States purchasing Securities from it (all such documents, the "Offering Documents");

(g) It shall cause the U.S. Placement Agent to agree, for the benefit of the Fund, to the same provisions as are contained in paragraphs 1 and 2 of this Schedule;

(h) At least one business day prior to closing, it shall cause the U.S. Placement Agent to provide CIBC Mellon Trust Company with a list of all purchasers of the Securities in the United States; and

(i) At closing it, together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule.

3. It is understood and agreed by the Underwriters that the Securities may be offered and resold by the Underwriters and members of the Selling Dealer Group in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the Offering Documents and by purchasing Securities, each purchaser shall be deemed to have represented and warranted for the benefit of the Fund and the Underwriters that:

(a) it is a Qualified Institutional Buyer and acknowledges that the sale of Securities to it is being made in reliance on Rule 144A, and it is acquiring such Securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

(b) it understands and acknowledges that the Securities will not be and have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Securities, the same may be resold, pledged or otherwise transferred only (A) to the Fund, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 under the U.S. Securities Act and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, after in the case of transfers pursuant to clauses (D) or (E) (or if required by CIBC Mellon Trust Company, clause (B)) it has furnished to the Fund an opinion of counsel of recognized standing reasonably satisfactory to the Fund to that effect;

(c) It understands that all Securities sold in the United States as part of this offering will bear a legend to the following effect upon original issuance and for so long as required by the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LIQUOR STORES INCOME FUND THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO LIQUOR STORES INCOME FUND, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION, AFTER, IN THE CASE OF TRANSFERS PURSUANT TO CLAUSES (C), (D) OR (E), PROVIDING A LEGAL OPINION SATISFACTORY TO LIQUOR STORES INCOME FUND.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION (AND IF REQUIRED BY CIBC MELLON TRUST COMPANY, AN OPINION OF COUNSEL), IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY AND LIQUOR STORES INCOME FUND, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing to CIBC Mellon Trust Company (i) a declaration to the following effect (or as the Fund may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Liquor Stores Income Fund, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the Canadian Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S."

and (ii) if required by CIBC Mellon Trust Company, an opinion of counsel of recognized standing reasonably satisfactory to CIBC Mellon Trust Company and the Fund, to the effect that the sale is in compliance with Rule 904 of Regulation S;

If the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to CIBC Mellon Trust Company of an opinion of counsel of recognized standing and reasonably satisfactory to the Fund, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws; and

(d) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Fund and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities.

(e) it consents to the Fund making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set out and described in paragraph 3(b) above;

(f) it understands and acknowledges that the Fund is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(g) it acknowledges that it has received a copy of the Offering Documents and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Fund concerning the terms and conditions of the offering of the Securities and to obtain such additional

information which the Fund possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that it considered necessary in connection with its decision to invest in the Securities; and

(h) it understands and acknowledges that the Fund (i) is not obligated to remain a Foreign Issuer, (ii) may not, at the time the Securities are resold by it or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions which could cause the Fund not to be a Foreign Issuer.

4. The Fund represents, warrants, covenants and agrees to and with the Underwriters that:

(a) it is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Securities;

(b) it is not required to register as an "investment company" pursuant to the provisions of the U.S. Investment Company Act of 1940;

(c) at the date hereof, the Securities are not (A) part of a class listed on a national securities exchange in the United States, (B) quoted in an automated inter dealer system in the United States, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted;

(d) for so long as any of the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it shall either: (A) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the Exchange Act; (B) file reports and other information with the SEC under Section 13 or 15(d) of the Exchange Act; or (C) provide to any holder of Securities and any prospective purchaser of Securities designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4) of Rule 144A;

(e) neither its affiliates nor any person acting on its or their behalf has offered or will offer to sell the Securities by means of any form of General Solicitation or General Advertising; and

(f) neither its affiliates nor any person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Securities.

Exhibit I

Underwriters' Certificate

In connection with the offer and sale of the Offered Units (as defined in the Underwriting Agreement (defined below), the "Securities") of Liquor Stores Income Fund (the "Fund") to one or more U.S. institutional investors (the "U.S. Purchasers"), the undersigned RBC Dominion Securities, on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement dated as of September 13, 2006 among the Fund, Liquor Stores Limited Partnership and Liquor Stores GP Inc., and the Underwriters (the "Underwriting Agreement"), and RBC Dain Rauscher Inc. who has signed below in its capacity as placement agent in the United States for the Underwriters (the "U.S. Placement Agent"), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission, is a member of, and in good standing with, the National Association of Securities Dealers, Inc. and all offers and sales of Securities in the United States have been and will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

(b) we have not solicited offers for, or offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"));

(c) each offeree was provided with the preliminary prospectus of the Fund, dated September 13, 2006, relating to the offering of the Securities and the prospectus of the Fund, dated September ______, 2006, relating to the offering of the Securities, together with a U.S. covering memorandum relating to the offering of the Securities in the United States (together, the "Offering Documents"); we have not used and will not use any written material other that the Offering Documents;

(d) immediately prior to transmitting the Offering Documents to offerees, we had reasonable grounds to believe and did believe that each offeree was a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act (a "Qualified Institutional Buyer"), and, on the date hereof, we continue to believe that each purchaser of the Securities is a Qualified Institutional Buyer; and

(e) the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement.

Dated: ______________________

RBC Dominion Securities Inc.

By: ______________________
Name:
Title:

RBC Dain Rauscher Inc.

By: ______________________
Name:
Title:

Schedule "B" to an underwriting agreement dated September 13, 2006 (the "Underwriting Agreement")

LOCKUP AGREEMENT

September 13, 2006

RBC Dominion Securities Inc.
11th Floor, Bankers Hall West Tower
888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Dear Sirs and Mesdames:

The undersigned understands that RBC Dominion Securities Inc. (the "***Lead Underwriter***") and a syndicate of underwriters (including the Lead Underwriter, the "***Underwriters***") propose to enter into an underwriting agreement with Liquor Stores Income Fund (the "***Fund***"), Liquor Stores Limited Partnership, Liquor Stores GP Inc., The Liquor Depot Corporation and Liquor World Group Inc., providing for the offering (the "***Offering***") under a prospectus of 1,600,000 trust units (generally, "***Units***") of the Fund.

In consideration of the efforts of the Underwriters in connection with the Offering, the undersigned hereby agrees that, without the prior written consent of the Lead Underwriter, which consent shall not be unreasonably withheld, and, other than pursuant to the exercise of the exchange rights associated with the exchangeable units of Liquor Stores Limited Partnership, it will not (and will so cause entities, corporate or otherwise, controlled by it to not), during the period ending 90 days after the date of closing of the Offering: (i) issue, offer, or sell, contract to sell or otherwise dispose of, directly or indirectly, any Units or any securities convertible into or exchangeable or exercisable for Units, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units or (iii) announce any intention to do any of the foregoing; whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units or such other securities or interests, in cash or otherwise.

The undersigned understands that the Fund and the Underwriters are relying upon this agreement in proceeding toward consummation of the Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

Very truly yours,

____
Print name of security holder

By: ______________________________
Signature

____
Print name of signatory (if different from security holder)

____
Title

File No.
82-34937

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada other than Québec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold within the United States unless pursuant to an exemption from such registration. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Liquor Stores GP Inc., the administrator of Liquor Stores Income Fund, at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1, Telephone (780) 917-4179, and are also available electronically at www.sedar.com.*

New Issue **September 13, 2006**

PRELIMINARY SHORT FORM PROSPECTUS

LIQUOR DEPOT LIQUOR WORLD
LIQUOR STORES INCOME FUND

$35,680,000

1,600,000 Units

Liquor Stores Income Fund (the "**Fund**") is hereby qualifying for distribution 1,600,000 trust units (the "**Units**") of the Fund at a price of $22.30 per Unit (the "**Offering**"). See "Plan of Distribution". The issued and outstanding Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "LIQ.UN". The closing price of the Units on the TSX on September 7, 2006, the last closing price prior to the announcement of the Offering, was $22.75, and on September 12, 2006, the closing price of the Units on the TSX was $22.35. The Fund has applied to list the Units offered hereunder on the TSX. Listing will be subject to the Fund fulfilling all of the listing requirements of the TSX. The offering price of the Units was determined by negotiation between the Fund and RBC Dominion Securities Inc., National Bank Financial Inc., Sprott Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc. and Raymond James Ltd. (collectively, the "**Underwriters**").

Price: $22.30 per Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Fund (1)
Per Unit	$22.30	$1.115	$21.185
Total	$35,680,000	$1,784,000	$33,896,000

Notes:

(1) Before deducting the expenses of the Offering, estimated to be $250,000, which, together with the Underwriters' Fee, will be paid out of the general funds of the Fund.

Subscribers who purchase Units offered hereunder and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about November 15, 2006, the record date for which will be October 31, 2006. Subscribers will not be eligible to receive the distribution to be paid on October 15, 2006, the record date for which will be September 30, 2006.

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Fraser Milner Casgrain LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof, the Units offered hereunder, as of the date

of closing will be qualified investments under the *Income Tax Act* (the "**Tax Act**") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. See "Certain Canadian Federal Income Tax Considerations".

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Fund and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Fund by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

The head office of the Fund, and the head and registered office of Liquor Stores GP Inc. (the "**GP**"), the administrator of the Fund, are located at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1.

HSBC Securities (Canada) Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank that is a lender to the Fund and to which the Fund is currently indebted. Consequently, the Fund may be considered a "connected issuer" of this Underwriter within the meaning of applicable Canadian securities legislation. See "Relationship Between the Fund and an Underwriter".

A return on an investment in the Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment in the Units by a Unitholder is at risk, and the anticipated return on a Unitholder's investment is based on certain performance assumptions. **Although the Fund intends to make distributions of its available cash to Unitholders, these cash distributions are not guaranteed and may be reduced or suspended.** The ability of the Fund to make cash distributions and the actual amount distributed will depend on numerous factors disclosed in the Fund's continuous disclosure documents, including its financial performance, its debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Units may decline if the Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. It is important for a person making an investment in Units to consider the particular risk factors that may affect both the Fund and the industry in which the Fund, through its subsidiaries, operates and that may therefore affect the stability of the cash distributions on the Units. See the risks described in the Fund's annual information form and management's discussion and analysis that are incorporated by reference herein, which describe the Fund's assessment of those risk factors, as well as the potential consequences to a holder if a risk should occur. See also "Risk Factors".

The after-tax return to holders from an investment in Units will depend, in part, on composition for income tax purposes of distributions paid by the Fund, portions of which may be fully or partially taxable or may constitute non-taxable returns of capital. That composition may change over time, thus affecting a holder's after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of the holder. Returns of capital are generally tax-deferred (and reduce a holder's cost base in the Unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Fund qualifies as a mutual fund trust for the purposes of the Tax Act and offers and sells its Units to the public. Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about October 2, 2006 or such other date on or before October 31, 2006 as the Fund and the Underwriters may agree. A book entry only certificate representing the Units will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS on the date of the closing. A purchaser of Units will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Units are purchased. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Units at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. All statements other than statements of historical fact contained in this prospectus and the documents incorporated by reference herein are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Company. Prospective investors can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions by the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this prospectus. Although management believes that the expectations represented in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks relating to government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; labour costs, shortages and relations; supply interruption; reliance on information and control systems; dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of a substantial amount of its operating cash flow to the Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts; and the Vendors' right to approve certain material transactions.

The information contained in this prospectus and the documents incorporated by reference herein, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Company.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. These factors should not be construed as exhaustive. The Fund undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

NON-GAAP MEASURES

References in this prospectus and the documents incorporated by reference herein to:

- "EBITDA" are to historical earnings before provision for interest, income taxes and amortization;
- "Normalized EBITDA" are to EBITDA adjusted for certain items that management believes facilitate the comparison of historical periods. Normalized EBITDA adjusts for the following items, which will not recur: (i) management fees and bonuses; (ii) accruals for non-controlling parties' share of income; (iii) equity income; (iv) charitable donations; (v) adjustments to the carrying value of goodwill; and (vi) reorganization costs. All of such adjustments are based upon historical information or contractual commitments;
- "operating margin" are to net earnings before provision for interest, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest, and
- "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in the Fund's AIF.

EBITDA, Normalized EBITDA, operating margin and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada (**"GAAP"**) and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Normalized EBITDA, operating margin and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Normalized EBITDA, operating margin and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Company's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows.

GLOSSARY OF TERMS

In this prospectus the following words and phrases have the following meanings unless the context otherwise requires:

"CBCA" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder.

"Company" means, collectively, Liquor Stores LP and the GP, its general partner.

"Credit Facility" means the amended credit facility entered into by Liquor Stores LP with a Canadian chartered bank on August 31, 2006. See "Credit Facility".

"Declaration of Trust" means the amended and restated declaration of trust dated August 10, 2004 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time.

"Exchangeable LP Units" means the exchangeable units of Liquor Stores LP held by the Vendors.

"Exchangeable Securities" means any securities that are exchangeable, directly or indirectly, for Units.

"Fund" means Liquor Stores Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust.

"Fund's AIF" means the Fund's Annual Information Form dated March 24, 2006.

"GP" means Liquor Stores GP Inc., a corporation incorporated under the CBCA.

"GP Common Shares" means the common shares in the capital of the GP.

"Liquor Stores LP" means Liquor Stores Limited Partnership, a limited partnership formed under the laws of the Province of Alberta.

"LP Units" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units.

"LSOT" means Liquor Stores Operating Trust, a trust established under the laws of the Province of Alberta.

"LSOT Notes" means, collectively, Series I and Series II promissory notes of LSOT issued under a note indenture made between LSOT and CIBC Mellon Trust Company.

"LSOT Units" means the trust units of LSOT.

"non-resident" means a non-resident of Canada within the meaning of the Tax Act.

"Offering" means the offering of Units pursuant to this prospectus.

"Ordinary LP Units" means the ordinary limited partnership units of Liquor Stores LP.

"Special Voting Units" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein.

"Subordinated LP Units" means the subordinated exchangeable units of Liquor Stores LP held by the Vendors.

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder.

"Trustees" mean the trustees of the Fund from time to time.

"TSX" means the Toronto Stock Exchange.

"Underwriters" means, collectively, RBC Dominion Securities Inc., National Bank Financial Inc., Sprott Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc. and Raymond James Ltd.

"Underwriting Agreement" means the agreement dated September 13, 2006 between the Fund and the Underwriters in respect of the Offering.

"Unit" means a trust unit of the Fund other than a Special Voting Unit.

"Unitholders" means the holders of Units from time to time.

"Vendors" means, collectively, The Liquor Depot Corporation, Liquor World Group Inc. and certain associated or managed entities.

"Voting Units" means the Units and the Special Voting Units.

"Voting Unitholders" means the Unitholders and the holders of Special Voting Units.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this prospectus are in Canadian dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Fund, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

(a) the Fund's AIF;

(b) the audited financial statements of the Fund as at and for the year ended December 31, 2005 and as at December 31, 2004 and for the period from August 10, 2004 to December 31, 2004, together with the notes thereto, the auditors' report thereon, and management's discussion and analysis relating thereto;

(c) the unaudited comparative financial statements of the Fund as at and for the six months ended June 30, 2006, together with the notes thereto, and management's discussion and analysis relating thereto;

(d) the Fund's information circular dated April 13, 2006 relating to the annual meeting of Unitholders held on May 12, 2006; and

(e) the Fund's material change report dated March 15, 2006 relating to a treasury offering of 1,600,000 Units by the Fund and a secondary offering of 827,132 Units by certain of the Vendors.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations and information circulars filed by the Fund with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

LIQUOR STORES INCOME FUND

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Declaration of Trust. The Fund owns all of the LSOT Notes and LSOT Units, and holds, indirectly through LSOT, a 72.3% interest in the Company. The Fund receives, indirectly through LSOT, distributions of distributable cash of the Company.

LSOT is an unincorporated trust established under the laws of the Province of Alberta. LSOT holds Ordinary LP Units and GP Common Shares, representing 72.3% of the LP Units and GP Common Shares, respectively.

Liquor Stores LP is a limited partnership formed under the laws of the Province of Alberta, with the GP as its general partner.

The principal and head office of each of the Fund, LSOT, the GP and Liquor Stores LP is located at Suite 1120, 10325 – 101st Street, Edmonton, Alberta, T5J 3G1.

The following chart illustrates the structure of the Fund as at the date hereof.


Public Unitholders
100% (Units)
Liquor Stores Income Fund (Alberta)
100% (LSOT Units and LSOT Notes)
Vendors
Liquor Stores Operating Trust (Alberta)
27.7% (2)(5)
72.3% (1)(5)
Liquor Stores Limited Partnership (Alberta)(4) and Liquor Stores GP Inc. (Federal)(3)

Notes:

(1) Ordinary LP Units and GP Common Shares, representing 72.3% of the LP Units and GP Common Shares.

(2) Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 27.7% of the LP Units and GP Common Shares.

(3) The GP holds all of the outstanding GP Units.

(4) Liquor Stores LP currently operates 98 retail liquor stores.

(5) After giving effect to the Offering, LSOT will hold Ordinary LP Units and GP Common Shares, representing 75.6% of the LP Units and GP Common Shares, respectively, and the Vendors will hold Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 24.4% of the LP Units and GP Common Shares, respectively.

DESCRIPTION OF BUSINESS

The Company is the largest liquor store retailer in Alberta by number of stores. It is management's belief that in Alberta the Fund is the second largest liquor store operator by revenue. The Company currently operates 98 stores, 91 of which are located in Alberta and seven of which are located in British Columbia. The Company's predecessors have been in the retail liquor store business since privatization of the Alberta retail liquor distribution system in 1993.

RECENT DEVELOPMENTS

New Trustee

On September 5, 2006, Mr. Gary Collins was appointed as a trustee of the Fund and LSOT and as a director of the GP. Mr. Collins is the President and Chief Executive Officer of Harmony Airways and was a member of the British Columbia Legislature from 1991 to 2004 including serving as British Columbia's Minister of Finance from June 2001 to December 2004. Mr. Collins is an "independent" trustee and director within the meaning of applicable Canadian securities laws.

Amended Credit Facility

On August 31, 2006, Liquor Stores LP entered into an amended credit facility with a Canadian chartered bank. See "Credit Facility".

Increase in Cash Distributions

On August 11, 2006, the Fund announced that effective with its distribution to be paid on November 15, 2006, to Unitholders of record on October 31, 2006, the Fund will increase its monthly distribution level to $ 0.1167 per Unit from $0.10 per Unit. This is the third increase in distributions since the completion of the Fund's initial public offering on September 28, 2004 at which time the Fund's monthly distribution level was set at $0.0833 per Unit. In May 2005, the Fund increased its monthly distributions from $0.0833 per Unit to $0.08958 per Unit and in January 2006, the Fund increased its monthly distribution level to $0.10 per Unit from $0.08958 per Unit.

CAPITALIZATION

There have been no material changes in the unit capitalization or in the indebtedness of the Fund since June 30, 2006, except that total bank indebtedness has increased from approximately $23 million at June 30, 2006 to approximately $32.5 million at September 12, 2006. Net of cash on hand, bank indebtedness increased from approximately $23 million at June 30, 2006 to approximately $27 million at September 12, 2006.

CREDIT FACILITY

On August 31, 2006, Liquor Stores LP entered into the Credit Facility with a Canadian Chartered Bank providing for, at the election of Liquor Stores LP, a $32.0 million demand revolving loan that can be increased to $38.0 million between October 1 and February 28 each year (the "**Operating Loan**"), a $14.5 million 364-day committed non-revolving loan (the "**Capital Asset Loan**") and a $15.0 million 364-day committed non-revolving loan (the "**Acquisition Loan**"). In addition the Credit Facility includes a $0.65 million demand non-revolving loan (the "**Evergreen Loan**"), a $0.65 million demand non-revolving electronic funds transfer loan facility (the "**EFT Loan**") and a $1.0 million bank guarantee facility (the "**BG Facility**"). The Credit facility is secured by a first security interest in all present and after acquired personal property of Liquor Stores LP including its inventory. Interest on the Operating Loan is payable at the lender's prime rate or the banker's acceptance discount rate plus a stamping fee of 1.50% per annum, interest on the Capital Asset Loan and Acquisition Loan is payable at the lender's prime rate plus 0.25% per annum or the banker's acceptance discount rate plus a stamping fee of 1.75% per annum and interest on the Evergreen Loan and the EFT Loan is payable at the lender's prime rate plus 0.75% per annum. The fee for the BG facility is 1.50% per annum while the BG Facility is in use. The $69.8 million aggregate of the Credit Facility must be reduced to $54.8 million by September 30, 2007 at which time the $54.8 million can be reallocated among the various loans and facilities based on Liquor Stores LP's requirements. The Credit Facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of minimum working capital levels, a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization, and a minimum interest coverage ratio. The Credit facility may in certain

circumstances restrict the ability of Liquor Stores LP to pay distributions to the holders of LP Units if the payment would result in default under the Credit Facility. At September 12, 2006, the aggregate outstanding under the Credit Facility was approximately $32.5 million.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The outstanding Units are traded on the TSX under the trading symbol "LIQ.UN". The following table sets forth the closing price range and trading volume of the Units as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume
2004			
Fourth Quarter (from September 28)	14.79	11.96	6,055,573
2005			
First Quarter	16.92	14.31	1,512,517
Second Quarter	19.50	16.55	1,321,100
Third Quarter	19.40	17.45	1,669,312
October	18.70	15.00	700,777
November	17.85	15.45	687,293
December	17.75	17.31	346,981
2006			
January	19.75	17.21	702,279
February	21.20	19.51	636,595
March	20.30	19.61	690,017
April	20.00	18.97	452,623
May	19.35	18.45	370,428
June	19.75	18.80	329,114
July	20.00	18.75	276,121
August	22.65	19.61	547,373
September (to September 12)	23.24	22.01	160,656

The closing price of the Units on the TSX on September 7, 2006, the last closing price prior to the announcement of the Offering, was $22.75, and on September 12, 2006, the closing price of the Units on the TSX was $22.35.

DISTRIBUTIONS TO UNITHOLDERS

The Fund makes monthly distributions of its available cash to Unitholders to the extent determined prudent by the Trustees. Monthly distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are paid generally on the 15th day of the following month. On August 11, 2006, the Fund announced that effective with its distribution to be paid on November 15, 2006, to Unitholders of record on October 31, 2006, the Fund will increase its monthly distribution level to $0.1167 per Unit from $0.10 per Unit. See "Recent Developments – Increase in Cash Distributions".

The following table sets forth the amount of annual cash distributions paid per Unit by the Fund since inception.

Year	Distribution per Unit
2004	$0.1749 (1)
2005	$1.0436
2006	$0.7896 (2)

Notes:

(1) The Fund completed its initial public offering on September 28, 2004.

(2) Includes the distribution of $0.10 per Unit for the month of August 2006, which has been declared and will be paid on September 15, 2006.

Subscribers who purchase Units offered hereunder and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about November 15, 2006, the record date for which will be October 31, 2006. Subscribers will not be eligible to receive the distribution to be paid on October 15, 2006, the record date for which will be September 30, 2006.

DESCRIPTION OF UNITS

Units and Special Voting Units

The beneficial interests in the Fund are divided into interests of two classes, described and designated as "Units" and "Special Voting Units", respectively. An unlimited number of Units and Special Voting Units are issuable pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units are not subject to future calls or assessments and entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as described under "Redemption Right" at pages 18 through 20 of the Fund's AIF, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units are not entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units, Subordinated LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, **"Exchangeable Securities"**), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units are issued in conjunction with, and are attached to, the Exchangeable LP Units and Subordinated LP Units (or other Exchangeable Securities) to which they relate, and are evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units are not transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit entitles the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit, Subordinated LP Unit or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Additional Information

For additional information respecting the Units, including information respecting redemption rights, limitations on non-resident ownership, compulsory acquisition rights in the event of a successful take-over bid, actions that may be taken in connection with regulatory compliance, meetings and voting see "Liquor Stores Income Fund" at pages 16 through 27, inclusive, of the Funds' AIF. A copy of the Declaration of Trust is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which may be accessed at www.sedar.com.

USE OF PROCEEDS

The net proceeds to the Fund from the sale of the Units hereunder are estimated to be $33,646,000 after deducting the fees of $1,784,000 payable to the Underwriters and the expenses of the Offering estimated to be $250,000. The net proceeds of the Offering will be used by the Fund to subscribe for additional securities of LSOT. LSOT will use the proceeds from the issuance of such securities to the Fund to subscribe for additional Ordinary LP Units. Liquor Stores LP will use the proceeds from the subscription for Ordinary LP Units to reduce the amount of indebtedness outstanding under the Credit Facility, to take advantage of acquisition opportunities that may arise, to open new stores and for general corporate purposes. The majority of the outstanding indebtedness under the Credit Facility was incurred to provide working capital.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Fund has agreed to issue and sell to the Underwriters an aggregate of 1,600,000 Units, and the Underwriters have severally agreed to purchase such Units on October 2, 2006, or such other date on or before October 31, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Units is conditional upon payment by the Underwriters to the Fund on closing of $22.30 per Unit. The Underwriting Agreement provides that the Fund will pay the Underwriters' fee of $1.115 per Unit sold for an aggregate fee of $1,784,000, in consideration for their services in connection with the Offering. The offering price of the Units was determined by negotiation between the Fund and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Except in certain limited circumstances, if an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Units. The Underwriters are, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Fund will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Fund has agreed that, without the prior consent of RBC Dominion Securities Inc., which consent shall not be unreasonably withheld, it will not (and will cause its subsidiaries), during the period ending 90 days after the closing of the Offering, except pursuant to the exercise of the Exchange Rights, the long-term incentive plan of the Fund, any distribution reinvestment plan that may be established, or the issuance of securities as consideration for future acquisitions or in connection with future mergers, amalgamations or other business combinations (provided that the Fund shall require each party to whom such securities may be issued in connection with an acquisition, merger, amalgamation or business combinations to agree to not, for the balance of such period, do any of the things listed in clause (i) or (ii) below), (i) create, allot, authorize, offer, issue, secure, pledge, sell, offer to sell, grant any option, right or warrant for the sale of, or contract to purchase or sell, or otherwise lend, transfer or dispose of, directly or indirectly, any Units, rights to purchase Units or any securities convertible into or exercisable or exchangeable for Units or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units, or such other securities or interests, in cash or otherwise, or agree or, within such period, announce any intention to do so.

The Fund has applied to list the Units offered hereunder on the TSX. Listing will be subject to the Fund fulfilling all of the listing requirements of the TSX.

The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "**1933 Act**") or any state securities laws, and accordingly may not be offered or sold in the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and except as expressly permitted by applicable laws of the United States, it will not offer or sell the Units as part of the distribution thereof at any time within the United States. The Underwriting Agreement enables the Underwriters to offer and resell the Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act. Terms used above in this paragraph have the meanings given to them by Regulation S under the 1933 Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN THE FUND AND AN UNDERWRITER

HSBC Securities (Canada) Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (the "**Bank**") that is a lender to Liquor Stores LP. Accordingly, the Fund may be considered a connected issuer of this Underwriter under applicable Canadian securities legislation. Liquor Stores LP was indebted to the Bank in the aggregate amount of approximately $32.5 million as at September 12, 2006 pursuant to the terms of the Credit Facility. Liquor Stores LP is in compliance with the terms of the Credit Facility. Neither the financial position of Liquor Stores LP nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred. The Fund will indirectly use a portion of the net proceeds from the Offering to reduce the amount outstanding under the Credit Facility. See "Use of Proceeds".

The decision to distribute the Units and the determination of the terms of the Offering were made through negotiations between the Fund and the Underwriters. The Bank did not have any involvement in such decision or determination but has been advised of the Offering and the terms thereof. As a consequence of the Offering, HSBC Securities (Canada) Inc. will receive its share of the Underwriting fee payable by the Fund to the Underwriters. In addition, the Fund intends to indirectly use a portion of the net proceeds of the Offering to repay indebtedness to the Bank under the Credit Facility.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP, on behalf of the Fund, and by Fraser Milner Casgrain LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Fraser Milner Casgrain LLP, as a group, own, directly or indirectly, less than 1% of the Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Fraser Milner Casgrain LLP, counsel to the Underwriters (collectively, "**Counsel**"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act of acquiring, holding and disposing of Units acquired pursuant to the Offering generally applicable to a purchaser who will hold the Units as capital property for purposes of the Tax Act and who, at all material times, deals at arm's length with, and is not affiliated with the Fund for purposes of the Tax Act. Generally, the Units will be considered to be capital property to a holder thereof unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade. Certain holders resident in Canada whose Units might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Units and any other "Canadian security" as defined in the Tax Act treated as capital property. Unitholders considering making such an election should consult their own tax advisors.

This summary is not applicable to a Unitholder that is a "financial institution", a "specified financial institution" or an interest in which would be a "tax shelter investment" all as defined in the Tax Act.

This summary is based upon the facts set out in this prospectus, the provisions of the Tax Act in force at the date hereof and Counsels' understanding, based on publicly available published materials, of the current administrative policies and assessing

practices of the Canada Revenue Agency (**"CRA"**), all in effect as of the date hereof. There can be no assurance that the CRA will not change its administrative policies and assessing practices. This summary takes into account all specific current proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus (**"Tax Proposals"**) and certificates from management of the Fund as to certain factual matters. This summary assumes that the Tax Proposals will be enacted as proposed, but there can be no assurance that the Tax Proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, regulatory or legislative decision or action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian income tax considerations applicable to an investment in Units. Moreover, the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the Unitholder's particular circumstances, including the province(s) or territory(ies) in which the Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any prospective purchaser of Units or any Unitholder. Prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Fund

The Fund is a "unit trust" as defined in the Tax Act and this summary assumes that the Fund qualifies and will continue to qualify as a "mutual fund trust" as defined in the Tax Act at all relevant times. This summary also assumes that the Fund is not established or maintained primarily for the benefit of non-residents. If the Fund were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.

Taxation of the Fund

The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains computed in accordance with the detailed provisions of the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable or deemed to be paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund or if the Unitholder is entitled in that year to enforce payment of the amount. The income for purposes of the Tax Act of the Fund for each taxation year will include all interest on LSOT Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year and such amount of the income and net taxable capital gains, as is paid or becomes payable or deemed to be paid or payable to the Fund in the year in respect of the LSOT Units. The Fund will generally not be subject to tax on any amounts received as distributions on the LSOT Units that are in excess of the income of LSOT that is paid or payable or deemed to be paid or payable by LSOT to the Fund in a year but such amounts will generally reduce the adjusted cost base of the LSOT Units. Where the adjusted cost base of the LSOT Units would otherwise be a negative amount, the Fund will recognize a capital gain in such amount in that year, and its adjusted cost base of the LSOT Units at the beginning of the next taxation year will then be nil.

In computing its income, the Fund will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Fund will be entitled to deduct the costs incurred by it in connection with the issuance of Units on a five-year, straight-line basis.

Under the Declaration of Trust, all of the income of the Fund for each year other than taxable capital gains (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by the Fund (computed in accordance with the detailed provisions of the Tax Act) in the year (excluding any capital gains or income which may be realized by the Fund upon a transfer *in specie* of the Fund's assets to redeeming Unitholders in connection with a redemption of Units and designated by the Fund as income or capital gains paid or payable to the redeeming Unitholders) will be payable in the year to the Unitholders by way of cash distributions, subject to the exceptions described below. Counsel has been advised that the Fund intends to make distributions in each year to Unitholders in an amount sufficient to ensure that the Fund will generally not be liable for tax under Part I of the Tax Act in any year (after taking into account any applicable tax refunds to the Fund).

Income of the Fund that is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Units (**"Reinvested Units"**). Income of the Fund payable to Unitholders, whether in cash or additional Units will generally be deductible by the Fund in computing its taxable income.

Losses incurred by the Fund cannot be allocated to Unitholders, but can be deducted by the Fund in future years in computing its taxable income, in accordance with the Tax Act. In the event the Fund would otherwise be liable for tax on its net recognized taxable capital gains for a taxation year, it will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for such tax by an amount determined under the Tax Act based on the redemption of Units during the year (the **"capital gains refund"**). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund's tax liability for the taxation year arising in connection with the transfer of property *in specie* to redeeming Unitholders on the redemption of Units. The Declaration of Trust provides that all or a portion of any capital gain or income recognized by the Fund in connection with such redemptions may, at the discretion of the trustees, be treated as capital gains or income paid to, and designated as capital gains or income of, the redeeming Unitholder. Such income or the taxable portion of any capital gain so designated must be included in the income of the redeeming Unitholders (as income or taxable capital gains) and will be deductible by the Fund in computing its income.

For purposes of the Tax Act, the Fund generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Fund's entitlement to a capital gains refund, it is expected that the Fund will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of LSOT

The taxation year of LSOT is the calendar year. In each taxation year, LSOT will be subject to tax under Part I of the Tax Act on its income for the year, including its allocated share of the income of Liquor Stores LP, except to the extent such income is paid or payable or deemed to be paid or made payable in such year to its unitholders, including the Fund, and is deducted by LSOT in computing its income for tax purposes.

In computing its income for tax purposes, LSOT will generally be entitled to deduct its expenses (including interest that accrues, is payable or is paid on the LSOT Notes) incurred to earn such income, provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the declaration of trust of LSOT, all of the income of LSOT for each year, together with the taxable and non taxable portion of any capital gains realized by LSOT in the year, will generally be paid or made payable in the year to holders of LSOT Units. For purposes of the Tax Act, LSOT generally intends to deduct in computing its income the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. Counsel has been advised by the Fund that the Fund does not expect LSOT to be liable for any material amount of tax under Part I of the Tax Act. However, counsel can provide no opinion in this regard.

Taxation of Liquor Stores LP

Liquor Stores LP is not subject to tax under the Tax Act. Each partner of Liquor Stores LP, including LSOT, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of Liquor Stores LP for its fiscal year ending in, or coincidentally with, the partner's taxation year end, whether or not any of that income is distributed to the partner in the taxation year. Liquor Stores LP's fiscal period will be the calendar year. For this purpose, the income or loss of Liquor Stores LP will be computed for each fiscal year as if Liquor Stores LP were a separate person resident in Canada. In computing the income or loss of Liquor Stores LP, deductions may be claimed in respect of capital cost allowance, reasonable administrative costs, interest and other expenses incurred by Liquor Stores LP for the purpose of earning income, subject to the relevant provisions of the Tax Act. The income or loss of Liquor Stores LP for a fiscal year will be allocated to the partners of Liquor Stores LP, including LSOT, on the basis of their respective share of that income or loss as provided in the partnership agreement for Liquor Stores LP, subject to the detailed rules in the Tax Act in that regard.

Generally, distributions to partners in excess of the income of Liquor Stores LP for a fiscal year will result in a reduction of the adjusted cost base of the partner's units in Liquor Stores LP by the amount of such excess. If, as a result, LSOT's adjusted cost base at the end of a taxation year of its units in Liquor Stores LP would otherwise be a negative amount, LSOT will be deemed to realize a capital gain in such amount for that year, and LSOT's adjusted cost base at the beginning of the next taxation year of its units in Liquor Stores LP will then be nil. If Liquor Stores LP were to incur losses for tax purposes, LSOT's ability to deduct such losses may be limited by certain rules under the Tax Act.

Taxation of Unitholders

Residents of Canada

This portion of the summary is applicable to a Unitholder who, for purposes of the Tax Act and at all relevant times, is resident in Canada.

A Unitholder is generally required to include in computing income for a particular taxation year the portion of the net income for tax purposes of the Fund for that year, including net realized taxable capital gains, that is paid or payable or deemed to be paid or payable to the Unitholder in that year, whether that amount is received in cash, additional Units or otherwise. The income of a Unitholder from the Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Fund for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable or deemed to be paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable or deemed to be paid or payable to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the adjusted cost base of the Units held by the Unitholder will be reduced by such amount (except to the extent that it represents the Unitholder's share of the non-taxable portion of the net realized capital gains of the Fund for the year, the taxable portion of which was designated by the Fund in respect of the Unitholder). Where reductions to a Unitholder's adjusted cost base of Units for the year will result in the adjusted cost base becoming a negative amount, such amount will be treated as a capital gain recognized by the Unitholder in the year and the Unitholder's adjusted cost base of the Units at the beginning of the next year will then be nil.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains, taxable dividends received or deemed to be received on shares of taxable Canadian corporations and foreign source income as are paid or payable or deemed to be paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for the purposes of the Tax Act, and Unitholders may be entitled to claim a foreign tax credit for foreign taxes paid by the Fund. To the extent that amounts are designated as having been paid to Unitholders out of the net taxable capital gains of the Fund, such designated amounts will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. To the extent that amounts are designated as having been paid to Unitholders out of taxable dividends received or deemed to be received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Unitholders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, the deduction in computing taxable income will be available to Unitholders that are corporations, and an additional refundable 6 2/3% tax will be payable by Unitholders that are Canadian-controlled private corporations in certain circumstances.

Upon the disposition or deemed disposition by a Unitholder of a Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Fund that is otherwise required to be included in the Unitholder's income (such as an amount designated as payable by the Fund to a redeeming Unitholder out of capital gains or income of the Fund as described above).

For the purpose of determining the adjusted cost base to a Unitholder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition. The adjusted cost base of a Unit to a Unitholder will include all amounts paid by the Unitholder for the Unit, with certain adjustments. The cost to a Unitholder of Units received in lieu of a cash distribution of income of the Fund will be equal to the amount of such distribution that is satisfied by the issuance of such Units.

A redemption of Units in consideration for cash, LSOT Notes or other securities distributed to the Unitholder in satisfaction of the redemption price, as the case may be, will be a disposition of such Units for proceeds of disposition equal to the aggregate of any cash and the fair market value of the LSOT Notes or other securities so distributed, as the case may be, less the portion of any income or capital gain realized by the Fund in connection with the redemption of those Units that has been

designated by the Fund as payable to the redeeming Unitholder as described above. Where the Fund has designated such capital gain or income as payable to a redeeming Unitholder, the Unitholder will be required to include in income such income and the taxable portion of the capital gain so designated. Redeeming Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the proceeds of disposition received exceed (or are less than) the adjusted cost base of the Units so redeemed and any reasonable costs of disposition. The adjusted cost base of the LSOT Notes or other securities transferred by the Fund to a Unitholder upon an *in specie* redemption of Units by that Unitholder will generally be equal to the fair market value of such notes at the time of transfer less any accrued but unpaid interest on such notes at that time. The Unitholder will thereafter be required to include in income interest on any such notes in accordance with the provisions of the Tax Act. To the extent that the Unitholder is thereafter required to include in income any interest accrued to the date of the acquisition of such notes by the Unitholder, an offsetting deduction will be available. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Fund to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Generally, one-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by the Fund in respect of a Unitholder will be included in the Unitholder's income as a taxable capital gain. One-half of any capital loss realized by a Unitholder on a disposition or deemed disposition of Units may generally be deducted only from taxable capital gains of the Unitholder in accordance with the provisions of the Tax Act.

Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of any dividends received by the Fund previously designated by the Fund to the Unitholder, except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. In general terms, net income of the Fund, paid or payable or deemed to be paid or payable to a Unitholder who is an individual or a certain type of trust, that is designated as taxable dividends or as net taxable capital gains and capital gains realized on the disposition of Units may increase the Unitholder's liability for minimum tax.

Non-Residents of Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, and will not use or hold or be deemed to use or hold the Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "**Non-Resident Holder**").

Where the Fund makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income paid or credited by the Fund to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax convention. For example, a Non-Resident Holder who qualifies as a resident of the United States under the Canada United States Income Tax Convention (the "**Convention**") will generally be subject to 15% Canadian non-resident withholding tax. It should be noted that it is the position of the CRA that United States limited liability companies generally do not qualify as residents of the United States under the Convention and as such are not eligible for benefits under the Convention.

A disposition or deemed disposition of a Unit by a Non-Resident Holder, whether on redemption, by virtue of capital distributions in excess of a Non-Resident Holder's adjusted cost base or otherwise, will not give rise to a capital gain which is subject to tax under the Tax Act unless the Units constitute "taxable Canadian property". Units of a Non-Resident Holder will not generally constitute "taxable Canadian property" under the Tax Act unless: (i) at any time during the period of sixty months immediately preceding the disposition of Units by such Non-Resident Holder, not less than 25% of the issued Units were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length or by any combination thereof; (ii) the Fund ceases to qualify as a mutual fund trust; or (iii) the Non-Resident Holder's Units are otherwise deemed to be

taxable Canadian property. A Non-Resident Holder will generally compute the adjusted cost base of a Unit pursuant to the same rules as apply to residents of Canada.

The Fund is required to maintain a special "TCP gains balance" account to which it will add its gains from dispositions of "taxable Canadian property" (as defined in the Tax Act) and from which it will deduct its capital losses from such dispositions and the amount of all "TCP gains distributions" made by it. If the Fund pays an amount to a Unitholder who is a Non-Resident Holder, makes a designation to treat that amount as a taxable capital gain and the total of all amounts designated by the Fund in a taxation year to Non-Resident Holders exceeds five percent of all such designated amounts, such portion of that amount as does not exceed the Non-Resident Holder's pro rata portion of the Fund's "TCP gains balance" account (as defined in the Tax Act) effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains). Unitholders should consult with their own tax advisors with respect to the taxability under the Tax Act of any such designated net taxable capital gains.

Tax Exempt Unitholders - Qualified Investments

Provided the Fund is, on Closing, a mutual fund trust within the meaning of the Tax Act, Units will be, at that time, qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plan (**"Exempt Plans"**) subject to the specific provisions of any particular plan. If the Fund ceases to qualify as a mutual fund trust under the Tax Act, the Units will not be qualified investments under the Tax Act for Exempt Plans. LSOT Notes or other securities received as a result of a redemption *in specie* of Units may not be qualified investments for Exempt Plans and this could give rise to adverse consequences to such plan or the annuitant or beneficiary under that plan. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

RISK FACTORS

Before making an investment decision, prospective purchasers of Units should consider carefully the information contained in and incorporated by reference in this prospectus and, in particular, the risk factors set out at pages 32 through 41 inclusive in the Fund's AIF and at page 10 of the Fund's management's discussion and analysis for the year ended December 31, 2005. These risks include industry risks associated with the retail liquor store business including: government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to achieve the benefits of acquisitions; dependence on key personnel; supply interruption; reliance on information and control systems; and dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities. The risk factors also include risks associated with the structure of the Fund including: the dependence of the Fund on the Company; unpredictability and potential volatility of the trading price of the Units including the effect of market interest rates on the price of Units; the nature of the Units; cash distributions are not guaranteed and will fluctuate with the Company's performance; the legal attributes of the Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; the restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow to the Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts; future sales of Units by the holders of Exchangeable LP Units and Subordinated LP Units; the right to approve certain material transactions by certain holders of Exchangeable LP Units and Subordinated LP Units; investment eligibility of the Units; the distribution of securities on redemption or termination of the Fund; and restrictions on non-resident Unitholders and liquidity of Units.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Fund to which the Fund is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Edmonton, Alberta.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Liquor Stores Income Fund (the "**Fund**") dated •, 2006 relating to the qualification for distribution of 1,600,000 Units at a price of $22.30 per Unit (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above mentioned Prospectus, of our report to the trustees of the Fund, on the consolidated balance sheets of the Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the year ended December 31, 2005 and the period from August 10, 2004 to December 31, 2004. Our report is dated February 15, 2006.

Edmonton, Alberta
•, 2006

•
Chartered Accountants

CERTIFICATE OF THE FUND AND THE PROMOTERS

Dated: September 13, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, other than Québec.

LIQUOR STORES INCOME FUND
By its attorney:
Liquor Stores GP Inc.

(signed) Irving Kipnes
President and Chief Executive Officer

(signed) Patrick de Grace
Chief Financial Officer

On Behalf of the Board of Directors

(signed) David Margolus
Director

(signed) Henry Bereznicki
Director

ON BEHALF OF THE PROMOTERS

THE LIQUOR DEPOT CORPORATION

By: (signed) Irving Kipnes
Managing Director and Chief Executive Officer

LIQUOR WORLD GROUP INC.

By: (signed) Henry Bereznicki
President and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: September 13, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, other than Québec.

RBC DOMINION SECURITIES INC.

By: (signed) Derek Neldner

NATIONAL BANK FINANCIAL INC.

By: (signed) Michelle Fiebig

SPROTT SECURITIES INC.

By: (signed) Brian K. Petersen

CLARUS SECURITIES INC.

By: (signed) Rod Campbell

HSBC SECURITIES (CANADA) INC.

By: (signed) Andrew Bishop

RAYMOND JAMES LTD.

By: (signed) Jason L. Holtby

File No. 82-34937

QUALIFICATION CERTIFICATE

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs:

This certificate is provided pursuant to Section 4.1(a)(ii) of National Instrument 44-101 – *Short Form Prospectus Distributions* (**"NI 44-101"**).

Liquor Stores Income Fund (the "Fund") is relying on Section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus and the Fund hereby certifies that (i) the Fund satisfies the qualification criteria set forth in Section 2.2 of NI 44-101, and (ii) all of the material incorporated by reference in the preliminary short form prospectus of the Fund dated September 13, 2006 (the **"Preliminary Prospectus"**) and not previously filed is being filed with the Preliminary Prospectus.

DATED at Edmonton, Alberta this 13th day of September, 2006.

LIQUOR STORES INCOME FUND, by its attorney, **LIQUOR STORES GP INC.**

Per: *"Patrick de Grace"*
Patrick de Grace
Chief Financial Officer

File No. 82-34937

Liquor Stores Income Fund

Interim Consolidated Financial Statements
(unaudited)

June 30, 2006
(expressed in Canadian dollars)

Liquor Stores Income Fund

Interim Consolidated Balance Sheet
As at June 30, 2006

	June 30, 2006 (unaudited)	December 31, 2005
Assets	$	$
Current assets		
Cash and cash equivalents	275,698	2,047,400
Accounts receivable	748,624	1,102,634
Inventory	36,375,932	34,066,925
Prepaid expenses and deposits	2,969,071	1,552,731
	40,369,325	38,769,690
Pre-opening costs	738,837	471,903
Deposits on future business acquisitions	13,485,688	-
Equity investment	498,576	422,789
Property and equipment	20,216,427	18,007,419
Future income taxes	48,608	34,000
Intangible assets	400,740	424,293
Goodwill	90,054,130	82,676,117
	165,812,331	140,806,211
Liabilities		
Current liabilities		
Bank indebtedness (note 5)	15,494,691	15,492,652
Accounts payable and accrued liabilities	3,368,192	3,628,182
Distributions payable to unitholders (note 7)	862,064	553,576
Distributions payable to non-controlling interest (note 8)	755,936	752,500
	20,480,883	20,426,910
Long-term debt (note 5)	7,500,000	11,352,466
	27,980,883	31,779,376
Non-controlling interest (note 8)	32,716,072	41,700,230
Unitholders' Equity		
Fund Units (notes 3 and 7)	105,909,007	66,990,066
Cumulative undistributed earnings	(793,631)	336,539
	105,115,376	67,326,605
	165,812,331	140,806,211

Liquor Stores Income Fund

Interim Consolidated Statement of Earnings and Cumulative Undistributed Earnings

	Three month period ended		Six month period ended	
	June 30, 2006 $ (unaudited)	June 30, 2005 $ (unaudited)	June 30, 2006 $ (unaudited)	June 30, 2005 $ (unaudited)
Sales	52,215,489	38,505,474	90,236,213	65,324,198
Cost of sales, operating, administrative, acquisition and store development	47,542,847	35,277,447	83,663,178	60,683,617
Operating margin	4,672,642	3,228,027	6,573,035	4,640,581
Amortization				
Property and equipment	466,766	282,981	882,808	557,784
Intangible assets	32,139	21,450	61,626	42,900
Pre-opening costs	55,282	17,308	98,357	17,308
	554,187	321,739	1,042,791	617,992
Interest				
Interest expense on bank indebtedness	(124,653)	(56,651)	(319,672)	(179,238)
Interest expense on long-term debt	(1,578)	(89,811)	(116,959)	(173,333)
	(126,231)	(146,462)	(436,631)	(352,571)
Earnings before non-controlling interest	3,992,224	2,759,826	5,093,613	3,670,018
Non-controlling interest	(1,121,208)	(1,122,777)	(1,538,472)	(1,537,606)
Net earnings for the period	2,871,016	1,637,049	3,555,141	2,132,412
Cumulative undistributed earnings, beginning of period	(1,078,455)	(346,209)	336,539	385,437
Distributions declared (note 10)	(2,586,192)	(1,608,880)	(4,685,311)	(2,835,889)
Cumulative undistributed earnings, end of period	(793,631)	(318,040)	(793,631)	(318,040)
Basic earnings per unit (note 9)	0.33	0.27	0.47	0.39
Diluted earnings per unit (note 9)	0.33	0.27	0.45	0.38

Liquor Stores Income Fund

Interim Consolidated Statement of Cash Flows

	Three month period ended		Six month period ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)				
Operating activities				
Net earnings for the period	2,871,016	1,637,049	3,555,141	2,132,412
Items not affecting cash				
Amortization	554,187	321,739	1,042,791	617,992
Future income taxes	17,292	8,700	(14,608)	9,800
Equity income	(21,381)	(4,491)	(28,237)	(7,348)
Accrued interest	-	21,489	-	105,011
Non-controlling interest	1,121,208	1,122,777	1,538,472	1,537,606
	4,542,322	3,107,263	6,093,559	4,395,473
Net change in non-cash working capital items	(1,719,464)	(2,637,320)	(2,233,804)	(1,749,802)
	2,822,858	469,943	3,859,755	2,645,671
Financing activities				
Net proceeds from the issuance of Units (note 3)	-	(8,858)	30,549,000	28,670,464
Increase (decrease) in bank indebtedness	15,494,691	(7,444,907)	2,039	(11,397,240)
Proceeds of long-term debt	7,500,000	-	7,500,000	-
Repayment of long-term debt	-	-	(11,352,466)	-
Distributions paid to unitholders	(2,586,192)	(1,570,384)	(4,376,823)	(2,644,954)
Distributions paid to non-controlling interest	(992,808)	(1,062,611)	(2,149,253)	(2,129,830)
	19,415,691	(10,086,760)	20,172,497	12,498,440
Investing activities				
Business acquisitions (note 4)	(10,041,874)	5,002	(10,041,874)	(14,021,587)
Deposits on future business acquisitions	(13,485,688)	-	(13,485,688)	-
Purchase of property and equipment	(1,175,999)	(306,614)	(1,863,551)	(985,186)
Pre-opening costs	(171,101)	(31,024)	(365,291)	(110,199)
Repayment from (investment in) equity investee	(23,410)	16,534	(47,550)	59,974
	(24,898,072)	(316,102)	(25,803,954)	(15,056,998)
Increase (decrease) in cash and cash equivalents	(2,659,523)	(9,932,919)	(1,771,702)	87,113
Cash and cash equivalents balance, beginning of period	2,935,221	10,198,704	2,047,400	178,672
Cash and cash equivalents balance, end of period	275,698	265,785	275,698	265,785
Supplementary information				
Interest paid	126,231	124,973	436,631	247,560

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at June 30, 2006, Liquor Stores LP operated eighty (June 30, 2005 – sixty-three) retail liquor stores in Alberta and six (June 30, 2005 - three) retail liquor stores in British Columbia.

2 Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2005. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2005.

3 Issuance of Units

On March 15, 2006, the Fund issued 1,600,000 Fund Units at \$20.25 per Fund Unit for aggregate proceeds of \$32,400,000. The cost of issuance of the units was \$1,851,000, resulting in net proceeds of \$30,549,000. The Fund used the net proceeds from the issuance to acquire new stores as described in notes 4 and 12, develop new stores, repay existing indebtedness and for general corporate purposes.

4 Business acquisitions

During the quarter ended June 30, 2006, the Fund completed the acquisition of 6 retail liquor store businesses and one pub. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

Property and equipment	1,228,265
Goodwill	7,378,013
Intangible assets	38,073
	8,644,351
Net working capital	1,397,523
Cash paid	10,041,874

5 Bank indebtedness and long-term debt

Interest on bank indebtedness is payable at the lender's prime rate plus 0.25% or at the banker's acceptance rate plus 1.50%. As at June 30, 2006, the bank indebtedness rate of interest was 6.25% (December 31, 2005 – 5.25%). As at June 30, 2006 and December 31, 2005, there were no banker's acceptances.

Interest on long-term debt is payable at the bank's prime rate plus 0.50%. As of June 30, 2006 the effective long-term debt rate of interest was 6.50% (December 31, 2005 – 5.50%). The loan matures on April 30, 2007. The loan does not require principal repayments, but the bank has the right to demand the loan to be repaid in full, three hundred and sixty-four days from the maturity of the current term. Therefore, the loan is due on April 29, 2008.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance.

Subsequent to June 30, 2006, interest on bank indebtedness has been adjusted to prime and the interest rate on long-term debt has been reduced to prime plus 0.25%. The aggregate of the facilities has been increased from $55.1 million at June 30, 2006 to $61.5 million.

6 Related party transactions

During the three and six month periods ended June 30, 2006, the Fund incurred professional fees of $42,082 and $97,663 respectively, to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $21,027 and $40,883 respectively. Further, the Fund paid fees and expenses to a company controlled by the President of the Fund, relating to the supervision of construction of developed stores and lease administration, in the amount $38,332 and $59,070 respectively. These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $10,878 relating to these transactions.

7 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066
Units issued on March 15, 2006	1,600,000	1,851,000	30,549,000
Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the six months ended June 30, 2006	846,500	-	8,369,941
Balance – June 30, 2006	8,626,183	8,369,764	105,909,007

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the six months ended June 30, 2006 were issued at the carrying amount of the Liquor Stores LP Exchangeable LP Units in accordance with EIC-151.

Distributions payable to Unitholders

Distributions to Unitholders are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $2,586,192 ($0.30 per Fund Unit) were declared by the Fund for the quarter ended June 30, 2006. Of the distributions declared during the quarter, $1,724,128 were paid and

$862,064 were payable as of June 30, 2006. Distributions of $2,586,192 were paid during the quarter, which included $862,064 of distributions that were declared and payable as of March 31, 2006.

8 Non-controlling interest

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Redemption of Liquor Stores LP Exchangeable LP Units for Fund Units during the six months ended June 30, 2006	(846,500)	-	(846,500)
Balance – June 30, 2006	1,178,817	2,125,000	3,303,817
Fund Special Voting Units	1,178,817	2,125,000	3,303,817
	$	$	$
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
Fund Special Voting Units – Amount	-	-	-
Earnings	759,231	779,241	1,538,472
Units exchanged for Fund Units	(8,369,941)	-	(8,369,941)
Distributions declared (note 10)	(877,689)	(1,275,000)	(2,152,689)
	11,863,477	20,852,595	32,716,072

Distributions payable to non-controlling interest

Distributions to non-controlling interest are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $355,308 ($0.30 per Exchangeable LP Unit) and $637,500 ($0.30 per Subordinated LP Unit) were declared by the Fund for the quarter ended June 30, 2006. Of the distributions declared during the quarter, $236,872 was paid and $755,936 was payable as of June 30, 2006. Distributions of $992,808 were paid during the quarter, which included $755,936 of distributions that were declared and payable as of March 31, 2006.

9 Earnings per Unit

	June 30, 2006 (3 months) $	June 30, 2005 (3 months) $	June 30, 2006 (6 months) $	June 30, 2005 (6 months) $
Net Earnings (Numerator utilized in basic earnings per unit)	2,871,016	1,637,049	3,555,141	2,132,412
Non-controlling interest	1,121,208	1,122,777	1,538,472	1,537,606
Earnings (Numerator utilized in diluted earnings per unit)	3,992,224	2,759,826	5,093,613	3,670,018
Earnings per unit - basic	$0.33	$0.27	$0.47	$0.39
- diluted	$0.33	$0.27	$0.45	$0.38
Equivalent units outstanding, beginning of period	8,620,642	6,130,000	6,179,683	4,300,000
Weighted average of equivalent units issued	972	-	1,452,774	1,223,370
Denominator utilized in basic earnings per unit	8,621,614	6,130,000	7,632,457	5,523,370
Exchangeable and Subordinated units	3,308,386	4,200,000	3,648,654	4,200,000
Denominator utilized in diluted earnings per unit	11,930,000	10,330,000	11,281,111	9,723,370

10 Distributions

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	Date distribution paid	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
January 9, 2006	February 15, 2006	618,111	618,111	202,389	202,389	820,500	820,500
February 15, 2006	March 15, 2006	618,944	618,944	201,556	201,556	820,500	820,500
March 10, 2006	April 17, 2006	862,064	862,064	755,936	755,936	1,618,000	1,618,000
April 13, 2006	May 15, 2006	862,064	862,064	118,436	118,436	980,500	980,500
May 15, 2006	June 15, 2006	862,064	862,064	118,436	118,436	980,500	980,500
June 15, 2006	July 17, 2006	862,064	-	755,936	-	1,618,000	-
		4,685,311	3,823,247	2,152,689	1,396,753	6,838,000	5,220,000

11 Seasonal nature of the business

The Fund's results for the second quarter and first six months of 2006 are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense, amortization and interest expense remain relatively steady throughout the year.

12 Subsequent events

Subsequent to June 30, 2006, the Fund completed the acquisition of 8 retail liquor store businesses. The aggregate purchase price (including inventory) for the acquisitions was approximately $9,464,000 and was paid in cash from existing facilities and proceeds from the issuance of Fund Units (note 3).

The purchase price on the acquisition will be allocated to the fair value of the acquired assets when determined.

13 Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

File No. 82-34937

RECEIVED

Form 52-109FM2 ***Certification of Interim Filings***

I, ***Irv Kipnes, President and Chief Executive Officer of Liquor Stores GP Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund***, (the issuer) for the interim period ending ***June 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 11th day of August, 2006

(Signed) "Irv Kipnes"

Irv Kipnes
President and Chief Executive Officer
Liquor Stores GP Inc.

File No. 82-34937

Form 52-109FM2 ***Certification of Interim Filings***

I, ***Patrick de Grace, Chief Financial Officer of Liquor Stores GP Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund***, (the issuer) for the interim period ending ***June 30, 2006***;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 11th day of August, 2006

(Signed) "Patrick de Grace"

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.

File No. 82-34937

LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

For the Second Quarter Ended June 30, 2006
As of August 11, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes ("Financial Statements") of Liquor Stores Income Fund (the "Fund") for the six months ended June 30, 2006 and the annual consolidated financial statements and accompanying notes of the Fund for the year ended December 31, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements".

This MD&A is dated August 11, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its 72.31% ownership of Liquor Stores Limited Partnership ("Liquor Stores LP"), the Fund operates 95 retail liquor stores in Alberta and British Columbia and is the largest liquor store operator in Alberta by number of stores.

The Fund commenced business operations on September 28, 2004, when it completed its initial public offering of Units and acquired the net assets of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors) for $97.4 million in cash and Subordinated and Exchangeable LP Units.

In March 2005 and March 2006 the Fund issued 1,830,000 and 1,600,000 units, respectively, from treasury for aggregate net proceeds of $59.2 million. In conjunction with the March 2006 offering, the Vendors sold 827,132 Units by way of a secondary offering. As a consequence of the secondary offering and other exchanges, the Vendors now have a 27.69% non-controlling interest

A portion of the net proceeds of the March 2005 and March 2006 issuances were used to fund deposits for acquisitions occurring after June 30, 2006 and to acquire or develop 36 retail liquor stores. To date, the aggregate of deposits and the cost to acquire and develop retail liquor stores, exclusive of working capital, is approximately $46.9 million. The balance of the net proceeds was used to temporarily repay bank indebtedness related to inventory financing.

Subsequent to June 30, 2006, the Fund completed the acquisition of 8 additional retail liquor stores and opened a retail liquor store. As at August 11, 2006, the Fund operates 95 retail liquor stores. The opening of a store currently under development and the acquisition of 5 additional stores are expected to be completed in the third quarter.

The geographic location of the 95 liquor stores currently being operated is provided in the following table:

	Edmonton	Calgary	Alberta Other	British Columbia Lower Mainland	Other	Total
Number of stores	40	31	17	3	4	95

References to Edmonton and Calgary are to stores located in or near those urban centres.
Other communities served in Alberta include Red Deer (3), Lethbridge (1), Fort McMurray (5), Slave Lake (3), Banff (1), Grande Prairie (2) and Edson (2).
In British Columbia other communities served include Victoria (1), Kamloops (1), and Kelowna (2).
The Fund also operates a pub connected to a retail store in British Columbia.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 88 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that the Fund is the second largest liquor store operator by revenue in Alberta.

The Fund also operates 7 stores and a pub in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of private and government operated retail outlets.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to Unitholders to the extent determined prudent by the Trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its Unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.
The Fund reviews its historic and expected results on a regular basis. This review includes consideration of economic conditions, including labour market trends, and the competitive environment. Based on this review and the financial performance of the Fund, cash distributions have been made as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
Commencing February 15, 2006	$0.10000	$1.200

On August 11, 2006, an increase in the cash distribution from $1.20 ($0.10 monthly) to $1.40 ($0.1167 monthly) annually was approved. The increase will be effective commencing with the distribution payable November 15, 2006 to Unitholders of record October 30, 2006.

Distributions declared during the three months ended June 30, 2006 were $3,579,000 or $0.30 per unit. On a weighted average basis, distributable cash per unit was $0.38. Since inception, the Fund has distributed approximately 95% of its distributable cash. For fiscal 2006 we expect the distributions will be approximately 90% of distributable

cash. The Fund has sufficient working capital available to cover seasonal variations in distributable cash.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes is expected to be in the range of 25% to 30%.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The following table summarizes the distributable cash of the Fund for the three and six months ended June 30, 2006 and 2005. The Fund views distributable cash as an operating performance measure. The Fund's purchases of property and equipment required to maintain its existing stores are minimal and the Fund distributes a significant portion of its earnings on an annual basis, once adjusted for non-cash items. The Fund uses cash provided by operating activities as the starting point for the calculation of distributable cash.

	April 1, 2006 to June 30, 2006	April 1, 2005 to June 30, 2005	January 1, 2006 to June 30, 2006	January 1, 2005 to June 30, 2005
Cash provided by operating activities	$2,822,858	$469,943	$3,859,755	$2,645,671
Net change in non-cash working capital items	1,719,464	2,637,320	2,233,804	1,749,802
Equity earnings	21,381	4,491	28,237	7,348
Less: Purchase of non-growth property & equipment	(69,811)	(165,857)	(177,824)	(217,682)
Distributable cash	$4,493,892	$2,945,897	$5,943,972	$4,185,139
Weighted average Units outstanding *	11,930,000	10,330,000	11,281,111	9,723,370
Distributable cash per weighted average Unit **	$0.38	$0.29	$0.53	$0.43
Distributions declared per unit	$0.30	$0.26	$0.60	$0.51
Basic earnings per Unit	$0.33	$0.27	$0.47	$0.39
Diluted earnings per unit	$0.33	$0.27	$0.45	$0.38

(*) Weighted average number of units x number of days outstanding / number of days in the period.

(**) In fiscal 2005 Easter fell in the first quarter. Easter was in the second quarter of 2006.

The following table provides a reconciliation of the purchase of property and equipment as reported on the Statement of Cash Flows to the purchase of non-growth property and equipment used to determine distributable cash:

	April 1, 2006 to June 30, 2006	April 1, 2005 to June 30, 2005	January 1, 2006 to June 30, 2006	January 1, 2005 to June 30, 2005
Purchase of property and equipment from the Statement of Cash Flows	$1,175,999	$306,614	$ 1,863,551	$985,186
Less: Growth expenditures including amounts relating to development and acquired stores	(1,106,188)	(140,757)	(1,685,727)	(767,504)
Purchase of non-growth property and equipment	$69,811	$165,857	$177,824	$217,682

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

Repairs and maintenance expensed in store operations for the quarters ended June 30, 2006 and 2005 was $50,454 and $65,535, respectively. Repairs and maintenance expensed for the six months ended June 30, 2006 and 2005 respectively was $121,694 and $105,412.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the quarter ended June 30, 2006 with comparative figures for 2005:

	Three Months Ended June 30, 2006 (Unaudited)	Three Months Ended June 30, 2005 (Unaudited)	Six Months Ended June 30, 2006 (Unaudited)	Six Months Ended June 30, 2005 (Unaudited)
# of Stores at June 30	86	66	86	66
Sales	$52,215,489	$38,505,474	$90,236,213	$65,324,198
Cost of sales, administrative, operating, and store acquisition and development expenses	47,542,847	35,277,447	83,663,178	60,683,617
Operating margin *	$4,672,642	3,228,027	6,573,035	$4,640,581
Percent of Sales **	8.95%	8.38%	7.28%	7.10%

(*)Operating margin has been calculated as described under "Non-GAAP Measures".

(**) In fiscal 2005 Easter fell in the first quarter. Easter was in the second quarter of 2006.

Sales

Sales for the quarter ended June 30, 2006 increased by $13.7 million to $52.2 million from $38.5 million in the second quarter of 2005. For the six months ended June 30, 2006 sales increased by $24.9 million to $90.2 million from $65.3 million for the six months ended June 30, 2005.

Liquor sales typically increase on holidays and festive occasions and accordingly their timing has an effect on quarterly sales. Easter occurred in April in 2006 and in March in 2005.

Sales for the 62 stores that were in operation during the entire second quarter of 2005 increased by 9.26% to $41.5 million from $38.1 million in the second quarter of 2005 reflecting the timing of Easter.

Of the 86 stores open at June 30, 2006, 50 were in operation during entire first half of 2005. Sales of these stores increased by 5.64% to $58.2 million for the six months ended June 30, 2006 from $55.1 million for the six months ended June 30, 2005. Factors contributing to the improvement included the strength of the economy in Western Canada, favourable weather conditions and the participation of Alberta professional hockey teams in the Stanley Cup Playoffs.

Sales for the 24 stores added since March 31, 2005 increased to $10.7 million for the three months ended June 30, 2006. For 2005, when the stores were open for a partial quarter, sales were $0.4 million.

Sales for 13 stores that were acquired or opened in the first quarter of fiscal 2005 increased $4.9 million to $14.7 million from $9.8 million for the same quarter last year.

Since March 31, 2005, 24 stores have been acquired or opened. Sales for these stores were $17.3 million for the half year compared to $0.4 million in 2005.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expenses")

For the three months ended June 30, 2006 operating expenses of $47.5 million compare to $35.3 million in 2005. Operating expenses for the first half of 2006 increased to $83.7 million, which were $23.0 million higher than in 2005. These increases are consistent with the increase in number of stores operated.

Increases in labour costs due to upward pressure on wage rates in Alberta and an increase in staffing levels at head office to accommodate growth added $0.6 million and $1.1 million to operating costs for the second quarter and the half year, respectively, when compared to the same periods in 2005. These labour cost increases are consistent with management's expectations.

Operating Margin

Operating margin (as defined under Non-GAAP Measures) for the three months ended June 30, 2006 increased by $1.4 million over the same period in 2005 to $4.7 million. As a percentage of sales, operating margin increased to 8.95% for the quarter compared to 8.38% for the same period last year. The increase in operating margin was due primarily to the increase in the number of stores and improved results from existing stores.

Operating margin is affected by the timing of acquisitions, holidays and festive occasions. In 2005, Easter fell in the first quarter and in 2006 it fell in the second quarter.

Operating margin increased to $6.6 million for the six months ended June 30, 2006 from $4.6 million in 2005. The increase in operating margin was due primarily to the increase in the number of stores and improved results from existing stores.

Operating margin as a percentage of sales was 7.3% for the six months ended June 30, 2006 compared to 7.1% in 2005.

Earnings Before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest of $4.0 million for the second quarter of 2006 compared to $2.8 million for the second quarter of 2005. For the six month period ended June 30, 2006 earnings before non-controlling interest of $5.1 million increased over the same period in 2005, which had earnings before non-controlling interest of $3.7 million.

Net earnings, after the deduction of non-controlling interest and as determined in accordance with GAAP, for the three-month period ended June 30, 2006 increased by $1.3 million to $2.9 million from $1.6 million in 2005. Net earnings for the six-month period increased by $1.4 million over the same six month period in 2005.

Condensed Quarterly Information

	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004
	(thousands of dollars except per unit amounts)						
Balance Sheet							
Cash and cash equivalents	$276	$2,935	$2,047	$172	$266	$10,199	$179
Total assets	165,812	141,511	140,806	127,114	118,425	126,040	102,081
Bank indebtedness	15,495	-	15,493	8,993	-	7,445	11,397
Total current liabilities	20,481	4,092	20,427	11,628	2,996	10,669	14,107
Long-term debt	7,500	-	11,352	7,359	7,500	7,481	7,398
Unitholders' equity	105,115	104,775	67,327	66,648	66,167	66,147	37,814
Non-controlling interest	32,716	32,643	41,700	41,471	41,762	41,742	42,377
Statement of Earnings							
Sales	$52,215	$38,021	$50,686	$41,434	$38,505	$26,819	$35,543
Earnings before non-controlling interest	3,992	1,101	3,676	2,966	2,760	910	2,957
Net earnings for the period	2,871	684	2,202	1,764	1,637	495	1,496
Basic earnings per unit	$0.33	$0.10	$0.38	$0.29	$0.27	$0.10	$0.35
Diluted earnings per unit	$0.33	$0.10	$0.37	$0.29	$0.27	$0.10	$0.35
Distributable cash per Unit	$0.38	$0.14	$0.44	$0.29	$0.29	$0.14	$0.38

The liquor retailing industry is subject to seasonal variations with approximately 45% of sales occurring in the first half of the year. Sales and operating margin improve as the year progresses.

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of August 11, 2006:

	Units
Fund Units	8,628,320
Liquor Stores LP Exchangeable LP Units	1,176,680
Liquor Stores LP Subordinated LP Units	2,125,000
	11,930,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

During the three months ended June 30, 2006, 5,541 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $55,410 and a corresponding decrease in non-controlling interest.

Credit Facilities

The Fund has a $32 million demand operating loan that can be increased to $38 million to accommodate seasonal inventory highs, a $14.5 million committed non-revolving capital loan and a $15 million committed non-revolving acquisition loan with a Canadian chartered bank. The total of all available credit facilities is $61.5 million.

As of June 30, 2006, total indebtedness under all credit facilities was $23 million and was related to inventory financing. As acquisitions occur and new stores are opened, credit facilities will be utilized as required.

Capital Expenditures

During the three months ended June 30, 2006, the Fund developed and opened a new store in Slave Lake, Alberta, and three in the Edmonton area. The Fund purchased two retail liquor stores located in Calgary, two in Fort McMurray, one in Grande Prairie, and one in Kelowna, BC. Since December 31, 2005 the number of stores operated by the Fund has increased from 75 to 86. Subsequent to June 30 the Fund has acquired 8 stores and opened a new store. The Fund now operates 95 stores. At June 30, 2006 the Fund had tendered deposits of $14.8 million for acquisitions expected to occur in the third quarter.

The Fund will continue to pursue acquisition opportunities and to open new stores. In addition, the replacement of in-store information systems is anticipated for 2006/2007. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is $1.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on a normal outstanding debt balance a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $260,000 or $0.02 per unit.

Contractual Obligations

The table below sets forth, as of June 30, 2006, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases and the $7,500,000 non-revolving loan that is due in April of 2008. However, we expect to renew the credit facility prior to the maturity date.

	2006	2007	2008	2009	2010	2011 and thereafter
Operating leases	$ 3,120,361	$5,871,313	$5,480,541	$4,460,820	$3,560,585	$10,750,060
Long-term debt			$7,500,000			
Total	$3,120,361	$5,871,313	$12,980,541	$4,460,820	$3,560,585	$10,750,060

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimate fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, advances to equity investment, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and six months ended June 30, 2006, the Fund incurred professional fees of $42,082 and 97,663 respectively, to a law firm where one of the partners is a director of Liquor Stores GP Inc.(the "GP"), a subsidiary of the Fund. Rent paid to companies controlled by directors of the GP amounted to $21,027 and $40,883 respectively. Further, the Fund paid fees and expenses to a company controlled by the President of the GP relating to supervision of the construction of developed stores and lease administration in the amount $38,332 and 59,070 respectively. Included in accounts payable and accrued liabilities is $10,878 relating to these transactions (see note 6 to the Financial Statements).

OUTLOOK

For 2006 and beyond the Fund will continue to follow the same acquisition and store development strategy that led to an increase in the number of stores from 50 to 75 in 2005.

We believe there will continue to be a consolidation trend in the industry and that the Fund is well positioned to continue to benefit from this. During the quarter, we opened 4 new stores and acquired 6 stores. Subsequent to June 30, 2006 the Fund has acquired 8 stores and opened one newly developed store. The acquisition of 5 more stores is expected to be completed in the third quarter. A newly developed store is scheduled to open in the fall of 2006 and 7 more are currently planned to open in 2007..

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to Unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new

stores; failure to successfully integrate acquisitions; dependence on key personnel; the Company's ability to hire and retain staff at acceptable wage levels, risks related to the possibility of future unionization, supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of a substantial amount of its operating cash flow; income tax related risks; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's trust units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund.

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period.

Operating margin, as so calculated, and distributable cash are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin as and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

File No. 82-34937

Liquor Stores Income Fund

Interim Consolidated Financial Statements
(Unaudited)
March 31, 2006
(expressed in Canadian dollars)

Liquor Stores Income Fund
Interim Consolidated Balance Sheet

	March 31, 2006 (unaudited)	December 31, 2005
Assets	$	$
Current assets		
Cash and cash equivalents	2,935,221	2,047,400
Accounts receivable	798,382	1,102,634
Inventory	33,169,297	34,066,925
Prepaid expenses and deposits	2,115,139	1,552,731
	39,018,039	38,769,690
Pre-opening costs	623,018	471,903
Equity investment	453,785	422,789
Property and equipment	18,278,929	18,007,419
Future income taxes	65,900	34,000
Intangible assets	394,806	424,293
Goodwill	82,676,117	82,676,117
	141,510,594	140,806,211
Liabilities		
Current liabilities		
Bank indebtedness (note 4)	-	15,492,652
Accounts payable and accrued liabilities	2,474,370	3,628,182
Distributions payable to unitholders (note 7)	862,064	553,576
Distributions payable to non-controlling interest (note 8)	755,936	752,500
	4,092,370	20,426,910
Long-term debt (note 6)	-	11,352,466
	4,092,370	31,779,376
Non-controlling interest (note 8)	32,643,082	41,700,230
Unitholders' Equity		
Fund Units (notes 3 and 7)	105,853,597	66,990,066
Cumulative undistributed earnings	(1,078,455)	336,539
	104,775,142	67,326,605
	141,510,594	140,806,211

Liquor Stores Income Fund

Interim Consolidated Statement of Earnings and Cumulative Earnings

(Unaudited)

	Three-month period ended	
	March 31, 2006 $	March 31, 2005 $
Sales	38,020,724	26,818,724
Cost of sales, operating, administrative, acquisition and store development	36,120,331	25,406,170
Operating margin	1,900,393	1,412,554
Amortization		
Property and equipment	416,042	274,803
Intangible assets	29,487	21,450
Pre-opening costs	43,075	-
	488,604	296,253
Interest		
Interest expense on bank indebtedness	(195,019)	(122,647)
Interest expense on long-term debt	(115,381)	(83,462)
	(310,400)	(206,109)
Earnings before non-controlling interest	1,101,389	910,192
Non-controlling interest	(417,264)	(414,829)
Net earnings for the period	684,125	495,363
Cumulative undistributed earnings, beginning of period	336,539	385,437
Distributions declared (note 10)	(2,099,119)	(1,227,009)
Cumulative undistributed earnings, end of period	(1,078,455)	(346,209)
Basic earnings per unit (note 9)	0.10	0.10
Diluted earnings per unit (note 9)	0.10	0.10

Liquor Stores Income Fund

Interim Consolidated Statement of Cash Flows

(Unaudited)

	Three-month period ended	
	March 31, 2006	March 31, 2005
	$	$
Cash provided by (used in)		
Operating activities		
Net earnings for the period	684,125	495,363
Items not affecting cash		
Amortization	488,604	296,253
Future income taxes	(31,900)	1,100
Equity income	(6,856)	(2,857)
Accrued interest	-	151,946
Non-controlling interest	417,264	414,829
	1,551,237	1,356,634
Net change in non-cash working capital items	(514,340)	887,516
	1,036,897	2,244,150
Financing activities		
Net proceeds from the issuance of Units (note 3)	30,549,000	28,679,322
Bank indebtedness	(15,492,652)	(4,020,757)
Long-term debt	(11,352,466)	-
Distributions paid to unitholders	(1,790,631)	(1,074,570)
Distributions paid to non-controlling interest	(1,156,445)	(1,067,218)
	756,806	22,516,777
Investing activities		
Business acquisitions	-	(14,026,372)
Purchase of property and equipment	(687,552)	(678,788)
Pre-opening costs	(194.190)	(79,175)
Repayment from (investment in) equity investee	(24,140)	43,440
	(905,882)	(14,740,895)
Increase in cash and cash equivalents	887,821	10,020,032
Cash and cash equivalents balance, beginning of period	2,047,400	178,672
Cash and cash equivalents balance, end of period	2,935,221	10,198,704
Supplementary information		
Interest paid	310,400	54,163

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

2 Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2005. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2005.

3 Issuance of Units

On March 15, 2006, the Fund issued 1,600,000 Fund Units at $20.25 per Fund Unit for aggregate proceeds of $32,400,000. The cost of issuance of the units was $1,851,000, resulting in net proceeds of $30,549,000. The Fund used the net proceeds from the issuance to repay existing indebtedness and for general corporate purposes.

4 Bank indebtedness

Interest is payable at the lender's prime rate plus 0.25% or at the banker's acceptance rate plus 1.50%.

5 Related party transactions

During the three month period ended March 31, 2006, the Fund incurred professional fees of $55,581 to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $19,856. Further, the Fund paid fees and expenses to a company controlled by the President of the Fund, relating to the supervision of construction of developed stores and lease administration, in the amount $20,738. These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $59,719 relating to these transactions.

6 Long-term debt

Interest is payable at the bank's prime rate plus 0.50%.

7 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066
Units issued on March 15, 2006	1,600,000	1,851,000	30,549,000
Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the quarter ended March 31, 2006	840,959	-	8,314,531
Balance – March 31, 2006	8,620,642	8,369,764	105,853,597

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the quarter ended March 31, 2006 were issued at the carrying amount of the Liquor Stores LP Exchangeable LP Units in accordance with EIC-151.

Distributions payable to Unitholders

Distributions to Unitholders are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $2,099,119 ($0.30 per Fund Unit) were declared by the Fund for the quarter ended March 31, 2006. Of the distributions declared during the quarter, $1,237,055 were paid and $862,064 were payable as of March 31, 2006. Distributions of $1,790,631 were paid during the quarter, which included $553,576 of distributions that were declared and payable as of December 31, 2005.

8 Non-controlling interest

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Redemption of Liquor Stores LP Exchangeable LP Units for Fund Units during the quarter ended March 31, 2006	(840,959)	-	(840,959)
Balance – March 31, 2006	1,184,358	2,125,000	3,309,358
Fund Special Voting Units	1,184,358	2,125,000	3,309,358
	$	$	$
Opening balance	20,351,876	21,348,354	41,700,230
Fund Special Voting Units – Amount	-	-	-
Earnings	201,935	215,329	417,264
Units exchanged for Fund Units	(8,314,531)	-	(8,314,531)
Distributions declared (note 10)	(522,381)	(637,500)	(1,159,881)
	11,816,899	20,926,183	32,643,082

Distributions payable to non-controlling interest

Distributions to non-controlling interest are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $522,381 ($0.30 per Exchangeable LP Unit) and $637,500 ($0.30 per Subordinated LP Unit) were declared by the Fund for the quarter ended March 31, 2006. Of the distributions declared during the quarter, $403,945 was paid and $755,936 was payable as of March 31, 2006. Distributions of $1,156,445 were paid during the quarter, which included $752,500 of distributions that were declared and payable as of December 31, 2005.

9 Earnings per Unit

		Three-month period ended	
		March 31, 2006	March 31, 2005
Net earnings (Numerator utilized in basic earnings per unit)		$ 684,125	$ 495,363
Non-controlling interest		417,264	414,829
Earnings (Numerator utilized in diluted earnings per unit)		1,101,389	910,192
Earnings per unit	- basic	$ 0.10	$ 0.10
	- diluted	$ 0.10	$ 0.10
Equivalent units outstanding, beginning of period		6,179,683	4,300,000
Weighted average of equivalent Units issued		436,497	610,000
Denominator utilized in basic earning per Unit		6,616,180	4,910,000
Exchangeable and Subordinated Units		3,998,265	4,200,000
Denominator utilized in diluted earning per Unit		10,614,445	9,110,000

10 Distributions

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	Date distribution paid	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
January 9, 2006	February 15, 2006	618,111	618,111	202,389	202,389	820,500	820,500
February 15, 2006	March 15, 2006	618,944	618,944	201,556	201,556	820,500	820,500
March 10, 2006		862,064	-	755,936	-	1,618,000	-
		2,099,119	1,237,055	1,159,881	403,945	3,259,000	1,641,000

11 Seasonal nature of the business

The Fund's results for the first quarter of 2006 are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense, amortization and interest expense remain relatively steady throughout the year.

12 Subsequent events

Subsequent to March 31, 2006, the Fund completed the acquisition of 1 retail liquor store business. The aggregate purchase price (including inventory) for the acquisition was approximately $900,000. The purchase price was paid in cash from the proceeds from the issuance of Fund Units.

The purchase price on the acquisition will be allocated to the fair value of the acquired assets when determined.

13 Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

LIQUOR STORES INCOME FUND

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of trust units of Liquor Stores Income Fund (the "**Fund**") held on May 12, 2006 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

			Votes by Ballot	
	Description of Matter	**Outcome of Vote**	**Votes For**	**Votes Against**
1.	Ordinary resolution to approve the election of the three nominees to serve as trustees of the Fund, as described in the information circular of the Fund dated April 13, 2006 (the "**Information Circular**").	Passed	–	–
2.	Ordinary resolution to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund for the ensuing year and to authorize the trustees of the Fund to fix their remuneration as such.	Passed	–	–
3.	Ordinary resolution to approve the Fund's amended and restated long-term incentive plan.	Passed	–	–
4.	Special resolution approving certain amendments to the amended and restated declaration of trust of the Fund.	Passed (98.92%)	5,480,907	59,512

File No. 82-34937

Form 52-109FM2 ***Certification of Interim Filings***

I, ***Irv Kipnes, President and Chief Executive Officer of Liquor Stores GP Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund***, (the issuer) for the interim period ending ***March 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 12th day of May, 2006

(Signed) "Irv Kipnes"

Irv Kipnes
President and Chief Executive Officer
Liquor Stores GP Inc.

File No. 82-34937

Form 52-109FM2 ***Certification of Interim Filings***

I, ***Patrick de Grace, Chief Financial Officer of Liquor Stores GP Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund***, (the issuer) for the interim period ending ***March 31, 2006***;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 12th day of May, 2006

(Signed) "Patrick de Grace"

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.

File No. 82-34937

LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

For the First Quarter Ended March 31, 2006
As of May 12, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTSOF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes ("Financial Statements") of Liquor Stores Income Fund (the "Fund") for the three months ended March 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

Throughout this MD&A references are made to "EBITDA", "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures".

This MD&A is dated May 12, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004. The Units of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 Fund Units, at a price of $10 per unit. Net proceeds of the issue after costs were $37,814,172.

On March 2, 2005, the Fund completed a private placement of 1,830,000 Fund Units at $16.40 per unit for proceeds, after the cost of the issue, of $28,679,064.

On March 15, 2006, the Fund and certain members of the Vendor Group (the "Selling Unitholders") completed a new issue and secondary offering of 2,427,132 Units. The Fund issued 1,600,000 Units from treasury for net proceeds of $30,549,275 and the Selling Unitholders sold 827,132 Exchangeable Units.

The Fund used the proceeds from the IPO to acquire a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). In turn, Liquor Stores LP used the proceeds, its credit facilities as well as Subordinated and Exchangeable LP Units to acquire the net assets of The Liquor Depot Corporation ("Liquor Depot") and Liquor World Group Inc. ("Liquor World") and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors").

The proceeds of the March 2, 2005 private placement were used to increase the Fund's interest in Liquor Stores LP to 59.34%. Liquor Stores LP used the funds to temporarily repay bank indebtedness, acquire 22 retail liquor stores, open 3 new stores and for general corporate purposes.

From the net proceeds of the March 15, 2006 new issue the Fund indirectly repaid bank indebtedness of $28,352,939. The balance of the net proceeds, together with the Fund's credit facilities, is available to take advantage of acquisition opportunities to develop and open new stores and for general corporate purposes.

As a result of the foregoing issues of Fund Units the Fund, at March 31, 2006, had a 72.26% indirect interest in Liquor Stores LP while the Vendors retained a 27.74% interest in Liquor Stores LP. The following table summarizes the costs for acquisitions and development of stores since inception to March 31, 2006:

	Initial Acquisition September 28, 2004	Acquisitions and New Stores	Since Inception
Number of stores	50	26	76
Property and equipment	$12,319,558	$6,907,984	$19,227,542
Goodwill	66,943,639	15,732,478	82,676,117
Intangible assets	429,000	103,627	532,627
Other assets	121,975	-	121,975
Net working capital	17,631,534	6,958,823	24,590,357
	$97,445,706	$29,702,912	$127,148,618

In addition to expenditures of $579,539 related to new stores during the three months ended March 31, 2006, the Fund spent $108,013 on maintenance capital expenditures.

The geographic location of the Fund's liquor stores at March 31, 2006 is provided in the following table:

	Edmonton	Calgary	Alberta Other	British Columbia Lower Mainland	Other	Total
Number of stores	37	20	14	3	2	76

References to Edmonton and Calgary are to stores located in or near those urban centres.

Other communities served in Alberta include Red Deer, Lethbridge, Fort McMurray, Slave Lake, Banff and Grande Praire

In British Columbia other communities served include Victoria and Kamloops.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 71 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that, in Alberta, the Fund is the second largest liquor store operator by revenue.

The Fund also operates five stores in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of private and government operated retail outlets.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to Unitholders available cash from operations after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of economic conditions, including labour market trends, and the competitive environment. Based on this review, cash distributions have been made as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
Commencing February 15, 2006	$0.10000	$1.200

Distributions declared during the three months ended March 31, 2006 were $3,259,000 or $0.30 per unit. On a weighted average basis, distributable cash per unit was $0.14. Historically the Fund has distributed 87% of its distributable cash and expects to achieve a similar payout ratio for the year ended December 31, 2006. The seasonal outflow of cash for the first quarter reduced the balance of cash available for future distribution from $1,905,151 at December 31, 2005 to $96,231 at March 31, 2006. Unutilized credit facilities are available to cover seasonal variations in distributable cash. However, we used surplus undistributed funds to cover the seasonal shortfall.

For 2006, the tax deferred portion of distributions is expected to be in the range of 25% to 30%.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The following table summarizes the distributable cash of the Fund for the three months ended March 31, 2006 and 2005. The Fund views distributable cash as an operating performance measure. The Fund's purchases of property and equipment required to maintain its existing stores are minimal and the Fund distributes a significant portion of its earnings on an annual basis, once adjusted for non-cash items. Therefore, the Fund uses net earnings as the starting point for the calculation of distributable cash.

	January 1, 2006 to March 31, 2006	January 1, 2005 to March 31, 2005
Net earnings for the period	$684,125	$495,363
Add: Amortization	488,604	296,253
Add: Interest expense	310,400	206,109
Add: Future income taxes	(31,900)	1,100
EBITDA	1,451,229	998,825
Add: Non-controlling interest	417,264	414,829
Less: Interest paid	(310,400)	(54,163)
Less: Purchase of non-growth property & equipment	(108,013)	(52,041)
Distributable cash	$1,450,080	$1,307,450
Weighted average Units outstanding *	10,614,445	9,110,000
Distributable cash per weighted average Unit **	$0.14	$0.14
Distributions declared per unit	$0.30	$0.25
Basic earnings per Unit	$0.10	$0.10
Diluted earnings per unit	$0.10	$0.10

(*) Weighted average number of units x number of days outstanding / number of days in the period.

(**) In fiscal 2005 Easter fell in the first quarter. Easter was in the second quarter of 2006.

The following table provides a reconciliation of the purchase of property and equipment as reported on the Statement of Cash Flows to the purchase of non-growth property and equipment used to determine distributable cash:

	January 1, 2006 to March 31, 2006	January 1, 2005 to March 31, 2005
Purchase of property and equipment from the Statement of Cash Flows	$687,552	$678,788
Less: Growth expenditures including amounts relating to development and acquired stores	(579,539)	(626,747)
Purchase of non-growth property and equipment	$108,013	$52,041

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

Repairs and maintenance expensed in store operations for the quarters ended March 31, 2006 and 2005 were $71,240 and $43,631, respectively.

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of March 31, 2006:

	Units
Fund Units (see note 7 to the Financial Statements)	8,620,642
Liquor Stores LP Exchangeable LP Units (see note 8 to the Financial Statements)	1,184,358
Liquor Stores LP Subordinated LP Units (see note 8 to the Financial Statements)	2,125,000
	11,930,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

During the three months ended March 31, 2006, 840,959 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $8,314,531 and corresponding decrease in non-controlling interest.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the quarter ended March 31, 2006 with comparative figures for 2005.

	Three Months Ended March 31, 2006 (Unaudited)	Three Months Ended March 31, 2005 (Unaudited)
Sales	$38,020,724	$26,818,724
Cost of sales, administrative, operating, and store acquisition and development expenses	36,120,331	25,406,170
Operating margin *	$1,900,393	$1,412,554
Percent of Sales **	5.00%	5.27%

(*)Operating margin has been calculated as described under "Non-GAAP Measures".

(**) In fiscal 2005 Easter fell in the first quarter. Easter was in the second quarter of 2006.

Sales

Sales for the quarter ended March 31, 2006 increased to $38.0 million from $26.8 million in 2005. This increase is primarily due to an increase in the number of stores being operated to 76 at March 31, 2006 from 63 at March 31, 2005.

Of the current stores, 50 were in operation during entire first quarter of 2005. Sales for these stores increased to $25.0 million, or by 0.8%, from $24.8 million for the quarter ended March 31, 2005. Same store sales for the four months ended April 30, 2006 increased to $35.5 million from $34.2 million last year for an increase of 3.8% over the same four month period last year. Sales and earnings are affected by festive occasions. Easter was in April in 2006 and in March in 2005.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense

("Operating Expenses")

Operating expenses for the three months ended March 31, 2006 of $36.1 million compare to $25.4 million in 2005. The increase in operating cost was due primarily to the increase in the number of stores being operated in the first quarter of 2006 compared to the same period last year.

Anticipated increases in labour costs due to upward pressure on wage rates in Alberta and an increase in staffing levels at head office to accommodate growth added $0.5 million to first quarter expenses relative to the first quarter of 2005. These labour cost increases are consistent with our expectations.

Operating Margin

Operating margin (as defined under Non-GAAP Measures) increased to $1.9 million for the three months ended March 31, 2006 from $1.4 million in 2005 for an increase of $0.5

million. The increase in operating margin was due primarily to the increase in the number of retail stores being operated.

Operating margin as a percentage of sales was 5.00% for the three months ended March 31, 2006 compared to 5.27% in 2005 primarily due to the timing of Easter.

Operating margin is significantly affected by seasonal trends, the timing of acquisitions and festive occasions. Typically, sales in January and February are at a seasonal low. In the first quarter of 2005, 13 stores were acquired between February 18 and Easter, which fell in the first quarter. Operating margin for the first quarter of 2005 include the incremental earnings related to Easter week. For 2006, the effect of Easter will be realized in the second quarter.

Earnings Before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest of $1,101,389 for the first quarter of 2006 compared to $910,192 for the first quarter of 2005.

Net earnings for the quarter, after the deduction of non-controlling interest and as determined in accordance with GAAP, increased to $684,125 for the three months ended March 31, 2006 from $495,363 for the first quarter of 2005.

Condensed Annual and Quarterly Information

	Mar. 31, 2006	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Dec. 31, 2004
	(1st quarter)	(1st quarter)	(2nd Quarter)	(3rd Quarter)	(4th Quarter)	(4th Quarter)
Balance Sheet						
Cash and cash equivalents	$2,935,221	$10,198,704	$265,785	$171,892	$2,047,400	$178,672
Total assets	141,510,594	126,039,848	118,425,028	127,114,352	140,806,211	102,080,855
Bank indebtedness	-	7,444,907	-	8,993,000	15,492,652	11,397,240
Total current liabilities	4,092,370	10,669,395	2,996,258	11,627,892	20,426,910	14,106,849
Long-term debt	-	7,481,439	7,500,000	7,358,800	11,352,466	7,397,917
Unitholders' equity	104,775,142	66,147,285	66,166,596	66,647,957	67,326,605	38,199,609
Non-controlling interest	32,643,082	41,741,729	41,762,174	41,470,603	41,700,230	42,376,840
Statement of Earnings						
Sales	$38,020,724	$26,818,724	$38,505,474	$41,434,078	$50,685,505	$35,542,909
Earnings before non-controlling interest	1,101,389	910,192	2,759,826	2,965,875	3,675,760	2,956,626
Net earnings for the period	684,125	495,363	1,637,049	1,763,798	2,201,738	1,495,705
Basic earnings per unit	$0.10	$0.10	$0.27	$0.29	$0.38	$0.35
Diluted earnings per unit	$0.10	$0.10	$0.27	$0.29	$0.37	$0.35
Distributable cash per Unit	$0.14	$0.14	$0.26	$0.29	$0.44	$0.38

The liquor retailing industry is subject to seasonal trends with approximately 20% of same store sales occurring in the first quarter. Sales and operating margin improve as the year progresses.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year.

On May 16, 2005, the Fund increased its monthly distribution by $0.00625 per unit from $0.08333 to $0.08958 (from $1.00 to $1.075 annually) commencing with the distribution that was paid to unitholders of record on May 31, 2005.

On January 9, 2006, a further increase in monthly distributions was announced. Commencing with the February 16, 2006 payment, distributions were increased by $0.01042 per unit from $0.08958 to $0.10 (from $1.075 to $1.20 annually).

Credit Facilities

The Fund has a $24 million demand operating loan that can be increased to $30 million to accommodate seasonal inventory highs, a $12.5 million committed non-revolving capital loan and a $10 million committed non-revolving acquisition loan with a Canadian chartered bank.

A portion of the proceeds of the March 15, 2006 new issue of Fund Units was used to temporarily repay amounts owing under the credit facilities. As a consequence, no amounts were outstanding under the credit facilities at March 31, 2006. At December 31, 2005, total indebtedness under all credit facilities was $26.8 million. As acquisitions occur and new stores are opened, credit facilities will be redrawn.

Capital Expenditures

During the three months ended March 31, 2006, the Fund developed and opened one new store in Grande Prairie, Alberta. Subsequent to March 31, 2006, three additional stores were developed, two in the Edmonton area and one in Slave Lake, Alberta. In addition, one store was acquired in Grande Prairie. Since December 31, 2005 the number of stores being operated by the Fund has increased from 75 to 80.

The Fund will continue to pursue acquisition opportunities and to open new stores in 2006. In addition the replacement of in-store information systems is anticipated for 2006. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is $1.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates, thus exposing the Fund to some interest rate fluctuations. As of March 31, 2006, the Fund had total credit facilities of $46.5 million none of which were utilized at March 31, 2006.

No amounts are currently outstanding under the Fund's credit facilities. Based on a normal outstanding debt balance a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $260,000.

Contractual Obligations

The table below sets forth, as of March 31, 2006, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases.

	2006	2007	2008	2009	2010	2011 and thereafter
Operating leases	$ 4,082,230	$ 5,174,258	$ 4,885,409	$ 3,850,063	$ 2,969,942	$ 8,798,254

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimate fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, advances to equity investment, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the first quarter of 2006, the Fund incurred professional fees of $55,581 to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $19,856. During the first quarter of 2006, the Fund paid fees and expenses to a company controlled by the President of Liquor Stores GP Inc.(the "GP"), relating to supervision of the construction of developed stores and lease administration, in the amount $20,738. Included in accounts payable and accrued liabilities is $59,719 relating to these transactions (see note 5 to the Financial Statements).

OUTLOOK

For 2006 and beyond the Fund will continue to follow the same acquisition and store development strategy that led to an increase in the number of stores from 50 to 75 in 2005.

We believe there will continue to be a consolidation trend in the industry and that the Fund is well positioned to benefit from this. On February 17, 2006 we announced that the Fund had commitments to develop and open 8 new stores in 2006. To date, 4 of these stores have been opened and 4 are under construction. We have also acquired or waived conditions on 5 additional stores. With these 13 stores and the potential for further acquisitions, our objective is to achieve similar growth in store numbers to that experienced in 2005.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to Unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Company's ability to hire and retain staff at current wage levels, risks related to future unionization, supply interruption; reliance on information and control systems; dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of a substantial amount of its operating cash flow; income tax related risks; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Fund Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA and distributable cash are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's EBITDA and distributable cash may not be comparable to similar measures presented by other issuers.

Operating margin for purposes of disclosure under "Operating Results" have been derived by adding interest expense, income tax expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period.

Operating margin as so calculated is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin as so calculated should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin as so calculated may differ from the methods used by other issuers. Therefore, the Fund's operating margin as so calculated may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions,

including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

File No. 82-34937

RECEIVED

May 12, 2006

Attention Business/Financial Editors:

Liquor Stores Income Fund Reports 2006 First Quarter Results:

EDMONTON, May 12/CCNMatthews - Liquor Stores Income Fund (the "Fund") (TSX: LIQ.UN) announced its results for the three months ended March 31, 2006. The Fund reported sales of $38.0 million compared to $26.8 million in 2005. Same store sales increased by 0.8 % to $25.0 million from $24.8 million in the first quarter of 2005. Same store sales for the four months ended April 30, 2006 increased to $35.5 million, or 3.8%, from $34.2 million last year. Sales and earnings are affected by the timing of festive occasions with Easter being in April in 2006 and in March in 2005.

For the quarter ended March 31, 2006, earnings before non-controlling interest, were $1.1 million or $0.10 per weighted average unit outstanding, and net earnings were $0.7 million or $0.10 per weighted average unit outstanding. As in the first quarter of 2005, distributable cash for the quarter was $0.14 per unit. Distributions declared during the quarter were $0.30 per unit.

Operating margin as a percentage of sales for the quarter ended March 31, 2006 was 5.00% compared to 5.27% for the quarter last year. In 2005 Easter fell into the first quarter.

Irv Kipnes, President and Chief Executive Officer of Liquor Stores GP Inc. stated, "We are extremely pleased with the performance of the Fund in the first quarter of 2006 related to sales, earnings, acquisitions and new store development. We are expecting continued sales and earnings growth in 2006 as a result of the 22 acquisitions in 2005 and 3 new stores opened in 2005.

Our acquisition and new store development program will see 13 stores added to our group by the end of the second quarter of 2006. To date in 2006, we have opened 4 new stores, have 4 new stores under construction and have agreed to acquire 5 new stores. All of the growth from new store development and acquisition results from transactions with third parties, and the accretion in value from this growth continues to accrue to the benefit of the Fund's Unitholders."

On January 10, 2006, the Fund increased monthly distributions from $0.08958 per unit ($1.075 annually) to $0.10 per unit ($1.20 annually) commencing with the distribution paid on February 15, 2006 to Unitholders of record on January 31, 2006. The increase in Unitholder distributions is due to the continued strong financial performance of the Fund.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund is Canada's largest operator of private liquor stores by number of stores. The Fund currently operates 80 stores, 5 of which are located in British Columbia.

The Fund Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext 6

Patrick de Grace, CA
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Fund Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA and distributable cash are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's EBITDA and distributable cash may not be comparable to similar measures presented by other issuers.

Operating margin for purposes of disclosure under "Operating Results" have been derived by adding interest expense, income tax expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period.

Operating margin as so calculated is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin as so calculated should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin as so calculated may differ from the methods used by other issuers. Therefore, the Fund's operating margin as so calculated may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as

"believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this press release, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP. See also the Fund's Annual Information Form and other documents the Fund files with Canadian securities regulatory authorities for further detail, copies of which are available from the Fund directly, or on its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com .

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release is made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTSOF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes ("Financial Statements") of Liquor Stores Income Fund (the "Fund") for the three months ended March 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

Throughout this MD&A references are made to "EBITDA", "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures".

This MD&A is dated May 12, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004. The Units of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 Fund Units, at a price of $10 per unit. Net proceeds of the issue after costs were $37,814,172.

On March 2, 2005, the Fund completed a private placement of 1,830,000 Fund Units at $16.40 per unit for proceeds, after the cost of the issue, of $28,679,064.

On March 15, 2006, the Fund and certain members of the Vendor Group (the "Selling Unitholders") completed a new issue and secondary offering of 2,427,132 Units. The Fund issued 1,600,000 Units from treasury for net proceeds of $30,549,275 and the Selling Unitholders sold 827,132 Exchangeable Units.

The Fund used the proceeds from the IPO to acquire a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). In turn, Liquor Stores LP used the proceeds, its credit facilities as well as Subordinated and Exchangeable LP Units to acquire the net assets of The Liquor Depot Corporation ("Liquor Depot") and Liquor World Group Inc. ("Liquor World") and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors").

The proceeds of the March 2, 2005 private placement were used to increase the Fund's interest in Liquor Stores LP to 59.34%. Liquor Stores LP used the funds to temporarily repay bank indebtedness, acquire 22 retail liquor stores, open 3 new stores and for general corporate purposes.

From the net proceeds of the March 15, 2006 new issue the Fund indirectly repaid bank indebtedness of $28,352,939. The balance of the net proceeds, together with the Fund's credit facilities, is available to take advantage of acquisition opportunities to develop and open new stores and for general corporate purposes.

As a result of the foregoing issues of Fund Units the Fund, at March 31, 2006, had a 72.26% indirect interest in Liquor Stores LP while the Vendors retained a 27.74% interest in Liquor Stores LP. The following table summarizes the costs for acquisitions and development of stores since inception to March 31, 2006:

	Initial Acquisition September 28, 2004	Acquisitions and New Stores	Since Inception
Number of stores	50	26	76
Property and equipment	$12,319,558	$6,907,984	$19,227,542
Goodwill	66,943,639	15,732,478	82,676,117
Intangible assets	429,000	103,627	532,627
Other assets	121,975	-	121,975
Net working capital	17,631,534	6,958,823	24,590,357
	$97,445,706	$29,702,912	$127,148,618

In addition to expenditures of $579,539 related to new stores during the three months ended March 31, 2006, the Fund spent $108,013 on maintenance capital expenditures.

The geographic location of the Fund's liquor stores at March 31, 2006 is provided in the following table:

	Edmonton	Calgary	Alberta Other	British Columbia Lower Mainland	Other	Total
Number of stores	37	20	14	3	2	76

References to Edmonton and Calgary are to stores located in or near those urban centres.

Other communities served in Alberta include Red Deer, Lethbridge, Fort McMurray, Slave Lake, Banff and Grande Praire

In British Columbia other communities served include Victoria and Kamloops.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 71 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that, in Alberta, the Fund is the second largest liquor store operator by revenue.

The Fund also operates five stores in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of private and government operated retail outlets.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to Unitholders available cash from operations after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of economic conditions, including labour market trends, and the competitive environment. Based on this review, cash distributions have been made as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
Commencing February 15, 2006	$0.10000	$1.200

Distributions declared during the three months ended March 31, 2006 were $3,259,000 or $0.30 per unit. On a weighted average basis, distributable cash per unit was $0.14. Historically the Fund has distributed 87% of its distributable cash and expects to achieve a similar payout ratio for the year ended December 31, 2006. The seasonal outflow of cash for the first quarter reduced the balance of cash available for future distribution from $1,905,151 at December 31, 2005 to $96,231 at March 31, 2006. Unutilized credit facilities are available to cover seasonal variations in distributable cash. However, we used surplus undistributed funds to cover the seasonal shortfall.

For 2006, the tax deferred portion of distributions is expected to be in the range of 25% to 30%.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The following table summarizes the distributable cash of the Fund for the three months ended March 31, 2006 and 2005. The Fund views distributable cash as an operating performance measure. The Fund's purchases of property and equipment required to maintain its existing stores are minimal and the Fund distributes a significant portion of its earnings on an annual basis, once adjusted for non-cash items. Therefore, the Fund uses net earnings as the starting point for the calculation of distributable cash.

	January 1, 2006 to March 31, 2006	January 1, 2005 to March 31, 2005
Net earnings for the period	$684,125	$495,363
Add: Amortization	488,604	296,253
Add: Interest expense	310,400	206,109
Add: Future income taxes	(31,900)	1,100
EBITDA	1,451,229	998,825
Add: Non-controlling interest	417,264	414,829
Less: Interest paid	(310,400)	(54,163)
Less: Purchase of non-growth property & equipment	(108,013)	(52,041)
Distributable cash	$1,450,080	$1,307,450
Weighted average Units outstanding *	10,614,445	9,110,000
Distributable cash per weighted average Unit **	$0.14	$0.14
Distributions declared per unit	$0.30	$0.25
Basic earnings per Unit	$0.10	$0.10
Diluted earnings per unit	$0.10	$0.10

(*) Weighted average number of units x number of days outstanding / number of days in the period.

(**) In fiscal 2005 Easter fell in the first quarter. Easter was in the second quarter of 2006.

The following table provides a reconciliation of the purchase of property and equipment as reported on the Statement of Cash Flows to the purchase of non-growth property and equipment used to determine distributable cash:

	January 1, 2006 to March 31, 2006	January 1, 2005 to March 31, 2005
Purchase of property and equipment from the Statement of Cash Flows	$687,552	$678,788
Less: Growth expenditures including amounts relating to development and acquired stores	(579,539)	(626,747)
Purchase of non-growth property and equipment	$108,013	$52,041

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

Repairs and maintenance expensed in store operations for the quarters ended March 31, 2006 and 2005 were $71,240 and $43,631, respectively.

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of March 31, 2006:

	Units
Fund Units (see note 7 to the Financial Statements)	8,620,642
Liquor Stores LP Exchangeable LP Units (see note 8 to the Financial Statements)	1,184,358
Liquor Stores LP Subordinated LP Units (see note 8 to the Financial Statements)	2,125,000
	11,930,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

During the three months ended March 31, 2006, 840,959 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $8,314,531 and corresponding decrease in non-controlling interest.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the quarter ended March 31, 2006 with comparative figures for 2005.

	Three Months Ended March 31, 2006 (Unaudited)	Three Months Ended March 31, 2005 (Unaudited)
Sales	$38,020,724	$26,818,724
Cost of sales, administrative, operating, and store acquisition and development expenses	36,120,331	25,406,170
Operating margin *	$1,900,393	$1,412,554
Percent of Sales **	5.00%	5.27%

(*Operating margin been calculated as described under "Non-GAAP Measures".

(**) In fiscal 2005 Easter fell in the first quarter. Easter was in the second quarter of 2006.

Sales

Sales for the quarter ended March 31, 2006 increased to $38.0 million from $26.8 million in 2005. This increase is primarily due to an increase in the number of stores being operated to 76 at March 31, 2006 from 63 at March 31, 2005.

Of the current stores, 50 were in operation during entire first quarter of 2005. Sales for these stores increased to $25.0 million, or by 0.8%, from $24.8 million for the quarter ended March 31, 2005. Same store sales for the four months ended April 30, 2006 increased to $35.5 million from $34.2 million last year for an increase of 3.8% over the same four month period last year. Sales and earnings are affected by festive occasions. Easter was in April in 2006 and in March in 2005.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense

("Operating Expenses")

Operating expenses for the three months ended March 31, 2006 of $36.1 million compare to $25.4 million in 2005. The increase in operating cost was due primarily to the increase in the number of stores being operated in the first quarter of 2006 compared to the same period last year.

Anticipated increases in labour costs due to upward pressure on wage rates in Alberta and an increase in staffing levels at head office to accommodate growth added $0.5 million to first quarter expenses relative to the first quarter of 2005. These labour cost increases are consistent with our expectations.

Operating Margin

Operating margin (as defined under Non-GAAP Measures) increased to $1.9 million for the three months ended March 31, 2006 from $1.4 million in 2005 for an increase of $0.5

million. The increase in operating margin was due primarily to the increase the number of retail stores being operated.

Operating margin as a percentage of sales was 5.00% for the three months ended March 31, 2006 compared to 5.27% in 2005. due primarily to the timing of Easter

Operating margin is significantly affected by seasonal trends, the timing of acquisitions and festive occasions. Typically, sales in January and February are at a seasonal low. In the first quarter of 2005, 13 stores were acquired between February 18 and Easter, which fell in the first quarter. Operating margin for the first quarter of 2005 include the incremental earnings related to Easter week. For 2006, the effect of Easter will be realized in the second quarter.

Earnings Before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest of $1,101,389 for the first quarter of 2006 compared to $910,192 for the first quarter of 2005.

Net earnings for the quarter, after the deduction of non-controlling interest and as determined in accordance with GAAP, increased to $684,125 for the three months ended March 31, 2006 from $495,363 for the first quarter of 2005.

Condensed Annual and Quarterly Information

	Mar. 31, 2006 (1st quarter)	Mar. 31, 2005 (1st quarter)	Jun. 30, 2005 (2nd Quarter)	Sept. 30, 2005 (3rd Quarter)	Dec. 31, 2005 (4th Quarter)	Dec. 31, 2004 (4th Quarter)
Balance Sheet						
Cash and cash equivalents	$2,935,221	$10,198,704	$265,785	$171,892	$2,047,400	$178,672
Total assets	141,510,594	126,039,848	118,425,028	127,114,352	140,806,211	102,080,855
Bank indebtedness	-	7,444,907	-	8,993,000	15,492,652	11,397,240
Total current liabilities	4,092,370	10,669,395	2,996,258	11,627,892	20,426,910	14,106,849
Long-term debt	-	7,481,439	7,500,000	7,358,800	11,352,466	7,397,917
Unitholders' equity	104,775,142	66,147,285	66,166,596	66,647,957	67,326,605	38,199,609
Non-controlling interest	32,643,082	41,741,729	41,762,174	41,470,603	41,700,230	42,376,840
Statement of Earnings						
Sales	$38,020,724	$26,818,724	$38,505,474	$41,434,078	$50,685,505	$35,542,909
Earnings before non-controlling interest	1,101,389	910,192	2,759,826	2,965,875	3,675,760	2,956,626
Net earnings for the period	684,125	495,363	1,637,049	1,763,798	2,201,738	1,495,705
Basic earnings per unit	$0.10	$0.10	$0.27	$0.29	$0.38	$0.35
Diluted earnings per unit	$0.10	$0.10	$0.27	$0.29	$0.37	$0.35
Distributable cash per Unit	$0.14	$0.14	$0.26	$0.29	$0.44	$0.38

The liquor retailing industry is subject to seasonal trends with approximately 20% of same store sales occurring in the first quarter. Sales and operating margin improve as the year progresses.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year.

On May 16, 2005, the Fund increased its monthly distribution by $0.00625 per unit from $0.08333 to $0.08958 (from $1.00 to $1.075 annually) commencing with the distribution that was paid to unitholders of record on May 31, 2005.

On January 9, 2006, a further increase in monthly distributions was announced. Commencing with the February 16, 2006 payment, distributions were increased by $0.01042 per unit from $0.08958 to $0.10 (from $1.075 to $1.20 annually).

Credit Facilities

The Fund has a $24 million demand operating loan that can be increased to $30 million to accommodate seasonal inventory highs, a $12.5 million committed non-revolving capital loan and a $10 million committed non-revolving acquisition loan with a Canadian chartered bank.

A portion of the proceeds of the March 15, 2006 new issue of Fund Units was used to temporarily repay amounts owing under the credit facilities. As a consequence, no amounts were outstanding under the credit facilities at March 31, 2006. At December 31, 2005, total indebtedness under all credit facilities was $26.8 million. As acquisitions occur and new stores are opened, credit facilities will be redrawn.

Capital Expenditures

During the three months ended March 31, 2006, the Fund developed and opened one new store in Grande Prairie, Alberta. Subsequent to March 31, 2006, three additional stores were developed, two in the Edmonton area and one in Slave Lake, Alberta. In addition, one store was acquired in Grande Prairie. Since December 31, 2005 the number of stores being operated by the Fund has increased from 75 to 80.

The Fund will continue to pursue acquisition opportunities and to open new stores in 2006. In addition the replacement of in-store information systems is anticipated for 2006. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is $1.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates, thus exposing the Fund to some interest rate fluctuations. As of March 31, 2006, the Fund had total credit facilities of $46.5 million none of which were utilized at March 31, 2006.

No amounts are currently outstanding under the Fund's credit facilities. Based on a normal outstanding debt balance a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $260,000.

Contractual Obligations

The table below sets forth, as of March 31, 2006, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases.

	2006	2007	2008	2009	2010	2011 and thereafter
Operating leases	$ 4,082,230	$ 5,174,258	$ 4,885,409	$ 3,850,063	$ 2,969,942	$ 8,798,254

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimate fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, advances to equity investment, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the first quarter of 2006, the Fund incurred professional fees of $55,581 to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $19,856. During the first quarter of 2006, the Fund paid fees and expenses to a company controlled by the President of Liquor Stores GP Inc.(the "GP"), relating to supervision of the construction of developed stores and lease administration, in the amount $20,738. Included in accounts payable and accrued liabilities is $59,719 relating to these transactions (see note 5 to the Financial Statements).

OUTLOOK

For 2006 and beyond the Fund will continue to follow the same acquisition and store development strategy that led to an increase in the number of stores from 50 to 75 in 2005.

We believe there will continue to be a consolidation trend in the industry and that the Fund is well positioned to benefit from this. On February 17, 2006 we announced that the Fund had commitments to develop and open 8 new stores in 2006. To date, 4 of these stores have been opened and 4 are under construction. We have also acquired or waived conditions on 5 additional stores. With these 13 stores and the potential for further acquisitions, our objective is to achieve similar growth in store numbers to that experienced in 2005.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to Unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Company's ability to hire and retain staff at current wage levels, risks related to future unionization, supply interruption; reliance on information and control systems; dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of a substantial amount of its operating cash flow; income tax related risks; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Fund Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA and distributable cash are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's EBITDA and distributable cash may not be comparable to similar measures presented by other issuers.

Operating margin for purposes of disclosure under "Operating Results" have been derived by adding interest expense, income tax expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period.

Operating margin as so calculated is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin as so calculated should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin as so calculated may differ from the methods used by other issuers. Therefore, the Fund's operating margin as so calculated may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions,

including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

Liquor Stores Income Fund

Interim Consolidated Financial Statements
(Unaudited)
March 31, 2006
(expressed in Canadian dollars)

Liquor Stores Income Fund

Interim Consolidated Balance Sheet

	March 31, 2006 (unaudited)	December 31, 2005
Assets	$	$
Current assets		
Cash and cash equivalents	2,935,221	2,047,400
Accounts receivable	798,382	1,102,634
Inventory	33,169,297	34,066,925
Prepaid expenses and deposits	2,115,139	1,552,731
	39,018,039	38,769,690
Pre-opening costs	623,018	471,903
Equity investment	453,785	422,789
Property and equipment	18,278,929	18,007,419
Future income taxes	65,900	34,000
Intangible assets	394,806	424,293
Goodwill	82,676,117	82,676,117
	141,510,594	140,806,211
Liabilities		
Current liabilities		
Bank indebtedness (note 4)	-	15,492,652
Accounts payable and accrued liabilities	2,474,370	3,628,182
Distributions payable to unitholders (note 7)	862,064	553,576
Distributions payable to non-controlling interest (note 8)	755,936	752,500
	4,092,370	20,426,910
Long-term debt (note 6)	-	11,352,466
	4,092,370	31,779,376
Non-controlling interest (note 8)	32,643,082	41,700,230
Unitholders' Equity		
Fund Units (notes 3 and 7)	105,853,597	66,990,066
Cumulative undistributed earnings	(1,078,455)	336,539
	104,775,142	67,326,605
	141,510,594	140,806,211

Liquor Stores Income Fund

Interim Consolidated Statement of Earnings and Cumulative Earnings

(Unauditied)

	Three-month period ended	
	March 31, 2006 $	March 31, 2005 $
Sales	38,020,724	26,818,724
Cost of sales, operating, administrative, acquisition and store development	36,120,331	25,406,170
Operating margin	1,900,393	1,412,554
Amortization		
Property and equipment	416,042	274,803
Intangible assets	29,487	21,450
Pre-opening costs	43,075	-
	488,604	296,253
Interest		
Interest expense on bank indebtedness	(195,019)	(122,647)
Interest expense on long-term debt	(115,381)	(83,462)
	(310,400)	(206,109)
Earnings before non-controlling interest	1,101,389	910,192
Non-controlling interest	(417,264)	(414,829)
Net earnings for the period	684,125	495,363
Cumulative undistributed earnings, beginning of period	336,539	385,437
Distributions declared (note 10)	(2,099,119)	(1,227,009)
Cumulative undistributed earnings, end of period	(1,078,455)	(346,209)
Basic earnings per unit (note 9)	0.10	0.10
Diluted earnings per unit (note 9)	0.10	0.10

Liquor Stores Income Fund

Interim Consolidated Statement of Cash Flows

(Unaudited)

	Three-month period ended	
	March 31, 2006	March 31, 2005
	$	$
Cash provided by (used in)		
Operating activities		
Net earnings for the period	684,125	495,363
Items not affecting cash		
Amortization	488,604	296,253
Future income taxes	(31,900)	1,100
Equity income	(6,856)	(2,857)
Accrued interest	-	151,946
Non-controlling interest	417,264	414,829
	1,551,237	1,356,634
Net change in non-cash working capital items	(514,340)	887,516
	1,036,897	2,244,150
Financing activities		
Net proceeds from the issuance of Units (note 3)	30,549,000	28,679,322
Bank indebtedness	(15,492,652)	(4,020,757)
Long-term debt	(11,352,466)	-
Distributions paid to unitholders	(1,790,631)	(1,074,570)
Distributions paid to non-controlling interest	(1,156,445)	(1,067,218)
	756,806	22,516,777
Investing activities		
Business acquisitions	-	(14,026,372)
Purchase of property and equipment	(687,552)	(678,788)
Pre-opening costs	(194,190)	(79,175)
Repayment from (investment in) equity investee	(24,140)	43,440
	(905,882)	(14,740,895)
Increase in cash and cash equivalents	887,821	10,020,032
Cash and cash equivalents balance, beginning of period	2,047,400	178,672
Cash and cash equivalents balance, end of period	2,935,221	10,198,704
Supplementary information		
Interest paid	310,400	54,163

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

2 Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2005. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2005.

3 Issuance of Units

On March 15, 2006, the Fund issued 1,600,000 Fund Units at $20.25 per Fund Unit for aggregate proceeds of $32,400,000. The cost of issuance of the units was $1,851,000, resulting in net proceeds of $30,549,000. The Fund used the net proceeds from the issuance to repay existing indebtedness and for general corporate purposes.

4 Bank indebtedness

Interest is payable at the lender's prime rate plus 0.25% or at the banker's acceptance rate plus 1.50%.

5 Related party transactions

During the three month period ended March 31, 2006, the Fund incurred professional fees of $55,581 to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $19,856. Further, the Fund paid fees and expenses to a company controlled by the President of the Fund, relating to the supervision of construction of developed stores and lease administration, in the amount $20,738. These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $59,719 relating to these transactions.

6 Long-term debt

Interest is payable at the bank's prime rate plus 0.50%.

7 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066
Units issued on March 15, 2006	1,600,000	1,851,000	30,549,000
Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the quarter ended March 31, 2006	840,959	-	8,314,531
Balance – March 31, 2006	8,620,642	8,369,764	105,853,597

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the quarter ended March 31, 2006 were issued at the carrying amount of the Liquor Stores LP Exchangeable LP Units in accordance with EIC-151.

Distributions payable to Unitholders

Distributions to Unitholders are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $2,099,119 ($0.30 per Fund Unit) were declared by the Fund for the quarter ended March 31, 2006. Of the distributions declared during the quarter, $1,237,055 were paid and $862,064 were payable as of March 31, 2006. Distributions of $1,790,631 were paid during the quarter, which included $553,576 of distributions that were declared and payable as of December 31, 2005.

8 Non-controlling interest

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Redemption of Liquor Stores LP Exchangeable LP Units for Fund Units during the quarter ended March 31, 2006	(840,959)	-	(840,959)
Balance – March 31, 2006	1,184,358	2,125,000	3,309,358
Fund Special Voting Units	1,184,358	2,125,000	3,309,358
	$	$	$
Opening balance	20,351,876	21,348,354	41,700,230
Fund Special Voting Units – Amount	-	-	-
Earnings	201,935	215,329	417,264
Units exchanged for Fund Units	(8,314,531)	-	(8,314,531)
Distributions declared (note 10)	(522,381)	(637,500)	(1,159,881)
	11,816,899	20,926,183	32,643,082

Distributions payable to non-controlling interest

Distributions to non-controlling interest are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $522,381 ($0.30 per Exchangeable LP Unit) and $637,500 ($0.30 per Subordinated LP Unit) were declared by the Fund for the quarter ended March 31, 2006. Of the distributions declared during the quarter, $403,945 was paid and $755,936 was payable as of March 31, 2006. Distributions of $1,156,445 were paid during the quarter, which included $752,500 of distributions that were declared and payable as of December 31, 2005.

9 Earnings per Unit

		Three-month period ended	
		March 31, 2006	March 31, 2005
Net earnings (Numerator utilized in basic earnings per unit)		$ 684,125	$ 495,363
Non-controlling interest		417,264	414,829
Earnings (Numerator utilized in diluted earnings per unit)		1,101,389	910,192
Earnings per unit	- basic	$ 0.10	$ 0.10
	- diluted	$ 0.10	$ 0.10
Equivalent units outstanding, beginning of period		6,179,683	4,300,000
Weighted average of equivalent Units issued		436,497	610,000
Denominator utilized in basic earning per Unit		6,616,180	4,910,000
Exchangeable and Subordinated Units		3,998,265	4,200,000
Denominator utilized in diluted earning per Unit		10,614,445	9,110,000

10 Distributions

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	Date distribution paid	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
January 9, 2006	February 15, 2006	618,111	618,111	202,389	202,389	820,500	820,500
February 15, 2006	March 15, 2006	618,944	618,944	201,556	201,556	820,500	820,500
March 10, 2006		862,064	-	755,936	-	1,618,000	-
		2,099,119	1,237,055	1,159,881	403,945	3,259,000	1,641,000

11 Seasonal nature of the business

The Fund's results for the first quarter of 2006 are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense, amortization and interest expense remain relatively steady throughout the year.

12 Subsequent events

Subsequent to March 31, 2006, the Fund completed the acquisition of 1 retail liquor store business. The aggregate purchase price (including inventory) for the acquisition was approximately $900,000. The purchase price was paid in cash from the proceeds from the issuance of Fund Units.

The purchase price on the acquisition will be allocated to the fair value of the acquired assets when determined.

13 Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

File No. 82-34937

LIQUOR DEPOT

LIQUOR WORLD

LIQUOR STORES INCOME FUND

growth in the mix

delivering on the promise

annual report 2005

Table of Contents

Liquor Stores Income Fund - Highlights

Quarter End Unit Price plus Cummulative Distributions


DOLLARS
20
18
16
14
12
10
8
6
4
2
0
OPENING
DEC 31 2004
MAR. 31 2005
JUNE 30 2005
SEPT. 30 2005
DEC 31 2005
DATE

The fund began trading publicly on September 28, 2004 at a unit price of $10.00 per unit. The above chart is representative of the value per unit based on the $10 issue price compared to the trading value per unit on the final day of each quarter plus the cumulative distributions declared by the Fund from the commencement of the Fund to the last day of each quarter.

Number of Stores Operated


NUMBER OF STORES
80
70
60
50
40
30
20
10
0
'00
'01
'02
'03
'04
'05
DATE

The Fund commenced operations on September 28, 2004 with the acquisition of 50 stores from Liquor Depot Corporation (LD) and Liquor World Group Inc. (LW). Prior to September 28, 2004 the number of stores operated is the combined number of LD stores operated by LD as of July 31 and the number of stores operated by LW as of December 31.

Report to Unitholders

GROWTH IN THE MIX: DELIVERING ON THE PROMISE.

We are pleased to report that following a successful merger of Liquor World and Liquor Depot on September 24, 2004, the first full fiscal year of the Liquor Stores Income Fund was completed on December 31, 2005. While this first year represents one full year of operations as an income fund, it is more than that. It's the first step in our commitment to our unitholders to deliver on our promise to continue with growth in the mix — and continue we did.

In 2005, the Fund's team delivered on its commitment of profitable growth of the Fund's retail liquor store operations in Alberta and British Columbia. Through 23 acquisitions and the development of two new locations, the number of stores grew from 50 at the end of 2004 to 75 at December 31, 2005. The Fund maintained its focus on urban markets and 61 of its locations are in, or near, Edmonton, Calgary, Vancouver and Victoria. And more growth is expected to be brought into the mix for 2006, with eight new stores planned to open in the next year, three of which will open by April 30th. In addition, several acquisitions are currently under negotiation.

The Management's Discussion and Analysis attached to this annual report provides consolidated financial results for the year ending December 31, 2005 compared to those of the business before, and after, its acquisition by the Fund for the year ending December 31, 2004. We invite you to review this information along with our financial statements.

Highlights of 2005 operating results include an increase in earnings from operations from $9.1 million for the 12 months ending December 31, 2004, to $12.9 million for the year ended December 31, 2005. As well, cash distributions were increased from the initial $1 per year (monthly $0.08333) to $1.075 (monthly $0.08958) commencing June 16, 2005 and to $1.20 (monthly $0.10) commencing February 15, 2006.

The retail liquor industry remains an attractive industry for investment with a stable regulatory environment in Alberta that has been in place for 12 years and emerging opportunities in British Columbia. Liquor Stores Income Fund is dedicated to making the most of the opportunities presented to steadily increase revenues and operating margins, continue to pursue proven strategies for growth and utilize our experienced management team who have significant ownership in the Fund.

We believe the trend of consolidation in the liquor retail industry will continue. Based on the acquisitions to date and the Fund's program of acquisition and new store development, we expect continued sales and earnings growth in 2006. To this end, the Fund has senior management people in British Columbia and Alberta dedicated to acquisitions and new store development.

Thanks to all who participated in the initial public offering and all new unit holders who have joined the Fund since our IPO in September of 2004. Thanks also go out to our management team whose dedication over the last several months has resulted in addition of 26 new locations, the completion of the private placement of 1,830,000 additional Fund Units on March 2, 2005 and a new issue of 1,600,000 Fund Units on March 15, 2006. The March 15, 2006 issue was accompanied by a secondary offering of 827,132 Fund Units. After the completion of these offerings, the original vendors continue to have a 27.74 per cent interest in the Fund.

We invite all unitholders to visit any of our 76 locations, our website, www.liquorstoresincomefund.ca, and join us May 12, 2006 at 2:00 p.m. at The Fairmont Hotel Macdonald, 10065-100th Street, in Edmonton, Alberta, for the annual general meeting. While the past year has delivered significant growth, the future of Liquor Stores Income Fund holds the promise of even greater returns.



Henry Bereznicki
Chairman of the Board of Liquor Stores GP Inc.,
Administrator of Liquor Stores Income Fund



Irv Kipnes
President and CEO, Liquor Stores GP Inc.,
Administrator of Liquor Stores Income Fund

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes ("Financial Statements") of Liquor Stores Income Fund (the "Fund") for the year ended December 31, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

Throughout this MD&A references are made to "EBITDA","distributable cash", "earnings from operations", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures".

This MD&A is dated February 17, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004. The Units of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 Fund Units, at a price of $10 per unit. Net proceeds of the issue after costs were $37,814,172.

The Fund used the proceeds from the IPO to acquire a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). In turn, Liquor Stores LP used the proceeds, its credit facilities as well as Subordinated and Exchangeable LP Units to acquire the net assets of The Liquor Depot Corporation ("Liquor Depot") and Liquor World Group Inc. ("Liquor World") and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors"). The attributes of the Subordinated and Exchangeable LP Units are described in note 15 to the financial statements.

On March 2, 2005, the Fund completed a private placement of 1,830,000 Fund Units at $16.40 per unit for proceeds, after the cost of the issue, of $28,679,064. The proceeds were used to increase the Fund's interest in Liquor Stores LP to 59.34%. Liquor Stores LP used the funds to repay bank indebtedness, acquire 22 retail liquor stores, open 3 new stores and for general corporate purposes. The remaining funds are available for future acquisitions.

The following table summarizes the costs for acquisitions and development of stores since inception:

	Initial Acquisition September 28, 2004	Acquisitions and New Stores Fiscal 2005	Since Inception
Number of stores	50	25	75
Property and equipment	$ 12,319,558	$ 6,328,445	$ 18,648,003
Goodwill	66,943,639	15,732,478	82,676,117
Intangible assets	429,000	103,627	532,627
Other assets	121,975	–	121,975
Net working capital	17,631,534	6,758,823	24,390,357
	$ 97,445,706	$ 28,923,373	$ 126,369,079

In addition to expenditures related to new or acquired stores in 2005, the Fund spent $656,266 on maintenance capital expenditures.

The geographic location of the Fund's liquor stores at December 31, 2005 is provided in the following table:

	Alberta			British Columbia		Total
Number of Stores	Edmonton	Calgary	Other	Lower Mainland	Other	
Initial acquisition	30	13	6	1	–	50
2005 acquired or developed	7	7	7	2	2	25
Total	37	20	13	3	2	75

References to Edmonton and Calgary are to stores located in or near those urban centres. Other communities served in Alberta include Red Deer, Lethbridge, Fort McMurray, Slave Lake & Banff. In British Columbia other communities served include Victoria and Kamloops.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 70 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. It is management's belief that in Alberta the Fund is the second largest liquor store operator by revenue.

The Fund also operates five stores in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of private and government operated retail outlets.

Basis of Management's Discussion and Analysis

The Fund commenced operation on September 28, 2004 and completed its first full fiscal year on December 31, 2005. To provide meaningful information, the MD&A compares the Fund's 2005 operating results to the results of the Fund for the fourth quarter of 2004 combined with the results of the Vendors for the first three quarters of 2004. The Vendors' financial information is unaudited and has been adjusted to eliminate certain discretionary expenses incurred by the Vendors prior to September 28, 2004 when they were privately held entities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to Unitholders available cash from operations after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of economic conditions, including labour market trends, and the competitive environment. Based on this review, cash distributions have been made as follows:

Payment Dates		Monthly		Annualized
November 15, 2004 to May 16, 2005	$	0.08333	$	1.000
June 16, 2005 to January 16, 2006	$	0.08958	$	1.075
Commencing February 15, 2006	$	0.10000	$	1.200

Distributions declared for the year ended December 31, 2005 were $10,539,971 or $1.05 per unit. On a weighted average basis, distributable cash per unit was $1.14 resulting in a 92.5% payout ratio. Since inception the Fund has paid out 87.0% of its distributable cash and the amount by which distributable cash since inception exceeds distributions since inception is $1,905,151. This excess is available for the Fund's future needs.

Of the distributions paid in 2005 approximately 30% are tax deferred to Unitholders. For 2006, the tax deferred portion of distributions is expected to be in the range of 25% to 30%.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The following table summarizes the distributable cash of the Fund for the year and quarter ended December 31, 2005 and the quarter ended December 31, 2004. The Fund views distributable cash as an operating performance measure. The Fund's purchases of property and equipment required to maintain its existing stores are minimal and the Fund distributes a significant portion of its earnings on an annual basis, once adjusted for non-cash items. Therefore, the Fund uses net earnings as the starting point for the calculation of distributable cash.

		Jan 1, 2005 to Dec 31, 2005		Oct 1, 2005 to Dec 31, 2005		Sept 28, 2004 to Dec. 31, 2004
Net earnings for the period	$	6,097,948	$	2,201,738	$	1,495,705
Add: Interest expense		858,970		338,024		257,538
Add: Amortization of property & equipment		1,349,357		466,063		249,728
Add: Amortization of intangible assets		85,800		21,450		22,534
Add: Amortization of pre-opening costs		82,566		37,213		–
Add: Future income taxes		(20,000)		(43,100)		6,000
EBITDA		8,454,641		3,021,388		2,031,505
Add: Non-controlling interest		4,213,705		1,474,022		1,460,921
Add: Proceeds on disposal of property and equipment		–		–		1,350
Add: Non-cash charge on a store relocation		267,400		267,400		–
Less: Interest paid		(882,318)		(239,155)		(135,321)
Less: Purchase of non-growth property and equipment		(656,266)		(27,461)		(115,786)
Distributable cash	$	11,397,162	$	4,496,194	$	3,242,669
Weighted average Units outstanding*		10,024,165		10,330,000		8,500,000
Distributable cash per Unit (weighted average)	$	1.14	$	0.44	$	0.38
Distributions declared per unit	$	1.05	$	0.27	$	0.26
Basic earnings per Unit	$	1.04	$	0.36	$	0.35
Diluted earnings per unit	$	1.03	$	0.36	$	0.35

(*) Weighted average number of units x number of days outstanding / number of days in the period.

The following table provides a reconciliation of the purchase of property and equipment as reported on the Statement of Cash Flows to the purchase of non-growth property and equipment used to determine distributable cash:

		Jan 1, 2005 to Dec 31, 2005		Oct 1, 2005 to Dec 31, 2005		Sept 28, 2004 to Dec. 31, 2004
Purchase of property and equipment from the Statement of Cash Flows	$	2,618,341	$	910,398	$	115,786
Less: Amounts relating to developed and acquired stores		(1,962,075)		(882,937)		–
Purchase of non-growth property and equipment	$	656,266	$	27,461	$	115,786

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

In the fourth quarter of 2005 a review of non-growth capital expenditures for the year was conducted. Non-recurring purchases of $455,200 previously identified as non-growth items in the first three quarters of the year were reclassified to growth expenditures. Included in this amount were $209,272 for store equipment, $150,595 to implement a new head office computer system, and $90,872 for vehicles.

Repairs and maintenance expensed in store operations for the year and quarter ended December 31, 2005 were $215,046 and $55,589, respectively.

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of December 31, 2005:

	Units
Fund Units (see note 14 to the Financial Statements)	6,179,683
Liquor Stores LP Exchangeable LP Units (see note 15 to the Financial Statements)	2,025,317
Liquor Stores LP Subordinated LP Units (see note 15 to the Financial Statements)	2,125,000
	10,330,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

In 2005, 49,683 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $496,830.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the year and quarter ended December 31, 2005 with comparative figures for 2004. The basis of presentation for the Vendors / Fund information is described under the heading "Basis of Management's Discussion and Analysis" above.

	Fund 12 Months 2005	Vendors-9 Months Fund-3 Months 2004 (Unaudited)	Fund 4th Quarter 2005 (Unaudited)	Fund 4th Quarter 2004 (Unaudited)
Sales	$ 157,443,781	$ 120,043,234	$ 50,685,505	$ 34,736,150
Gross Margin	35,329,193	25,649,870	11,596,254	7,814,388
Margin Rate	22.4%	21.4%	22.9%	22.5%
Administrative, operating, and store acquisition and development expenses	22,393,447	16,589,863	6,833,444	4,343,900
Earnings from operations, as defined*	$ 12,935,746	$ 9,060,007	$ 4,762,810	$ 3,470,488
Percent of Sales	8.2%	7.5%	9.4%	10.0%

*Earnings from operations have been calculated as described under "Non-GAAP Measures".

Correction of Previous Period Statistical and Comparative Information

Correction of Same Store Sales for the 3 Quarters Ended September 30, 2005 and September 30 2004 (Pre IPO)

In its management's discussion and analysis for the third quarter of 2005, the Fund presented year to date same store sales information of $80.9 million for the nine months ended September 30, 2005 as compared to $83.6 million for the Vendors for the same period in 2004, representing a decrease in same store sales of 3.2%. Same store sales should have been presented as $82.0 million for the nine months ended September 30, 2005 as compared to $84.1 million for the Vendors for the nine months ended September 30, 2004, representing a decrease of 2.5%.

Correction of Earnings from Operations for the Three Months Ended September 30, 2004 (Pre IPO)

The Fund also compared its earnings of $3.5 million for the three months ended September 30, 2005 to $1.6 million in earnings for the Vendors for the same period in 2004, representing an increase of 118.5%. The Vendors' earnings for the three months ended September 30, 2004 should have been reported as $2.3 million, resulting in an increase of 52%.

These corrections do not affect the Fund's financial statements for the nine months ended September 30, 2005 or any prior period or for the year ended December 31, 2005. The Fund completed its initial public offering on September 28, 2004.

Sales

Same store sales are measures in the evaluation of operating performance. The following summarizes same store sales by quarter for 2005 and 2004.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Number of stores	45	45	47	49	
2005	$ 23,141,047	$ 28,356,854	$ 30,467,021	$ 35,278,107	$ 117,243,029
% Change 2004 to 2005	(2.6)%	(4.4)%	(0.6)%	1.4%	(1.4)%
2004	$ 23,745,699	$ 29,660,152	$ 30,662,274	$ 34,790,484	$ 118,858,609

For the year, sales were $157.4 million compared to $120.0 million in 2004 for an increase of $37.4 million. When stores are acquired, their practices related to discounting and credit sales are reviewed and adjusted to the Fund's more disciplined standards. These actions and, to a lesser extent, increased competition caused same store sales for the year to decrease to $117.2 million for 2005 compared to $118.9 in 2004 reflecting a decrease of $1.7 million or 1.4%. However, sales for the fourth quarter were $50.7 million compared to $34.7 million in the fourth quarter of 2004 reflecting an increase of $16.0 million. Same store sales increased by $0.5 million or 1.4% from $34.8 million in 2004 to $35.3 million in 2005.

Gross Margin

Gross margin for 2005 was $35.3 million compared to $25.6 million in 2004. While most of the $9.7 million increase was due to the 31.2% sales increase, the Fund also achieved a 1.0% gross margin rate improvement from 21.4% to 22.4%. Factors that contributed to the increase in gross margin included a more stringent credit and discount policy, elimination of a third party affinity program in most stores, the harmonization of retail pricing and the purchase of inventory when limited time offers are in effect.

For the fourth quarter of 2005, gross margin was $11.6 million compared to $7.8 million in 2004. The gross margin increase of $3.8 million was driven by a 45.9% increase in sales and an increase in gross margin rate of 0.4% compared to the fourth quarter of 2004.

Combined Administrative, Operating and Acquisition and Store Development Expense ("Operating Expenses")

Operating expenses for 2005 of $22.4 million compare to $16.6 million in 2004. The increase in operating expenses was due primarily to the increase in the number of stores being operated from 50 at the end of 2004 to 75 at the end of 2005. Head office costs also increased relative to 2004 as staff was added at head office to enhance operations and to support the Fund's acquisition activities.

Fourth quarter operating expenses increased to $6.8 million in 2005 from $4.3 million in 2004. For the entire fourth quarter of 2005, 68 stores were in operation compared to 50 stores in the fourth quarter of 2004 and an additional 7 stores became operational during the fourth quarter of 2005. The addition of staff to accommodate growth as well as increased consulting services contributed to increased head office expenses in the fourth quarter of 2005 compared to the fourth quarter of 2004.

Earnings from Operations (as defined)

Earnings from operations (as defined under Non-GAAP Measures) increased to $12.9 million in 2005 from $9.1 million in 2004 for an increase of $3.8 million.

For the fourth quarter of 2005, earnings from operations increased to $4.8 million from $3.5 million in the same quarter in 2004 reflecting a $1.3 million increase.

For both the year and the fourth quarter the increase in earnings from operations resulted from higher gross margin, the addition of new stores, and the synergies from the combination of Liquor World and Liquor Depot.

Earnings from operations as a percentage of sales increased to 8.2% for the year ended December 31, 2005 from 7.5% for the year ended December 31, 2004. However, there was a decrease to 9.4% for the fourth quarter of 2005 from 10.0% in the fourth quarter of 2004 resulting from consulting fees related to special projects and recruitment as well as the increase in head office staff.

Net Earnings

Net earnings for 2005, after the deduction of non-controlling interest and as determined in accordance with GAAP, were $6.1 million. The Fund commenced operations on September 28, 2004. Net earnings for the 95 days ended December 31, 2004 were $1.5 million.

Condensed Annual and Quarterly Information

	Dec 31, 2005 (4th Quarter)	Sept 30, 2005 (3rd Quarter)	June 30, 2005 (2nd Quarter)	Mar 31, 2005 (1st quarter)	Dec 31, 2005 (year)	Dec. 31, 2004 (includes results of operations from Sept 28, 2004)
Balance Sheet						
Cash and cash equivalents	$ 2,047,400	$ 171,892	$ 265,785	$ 10,198,704	$ 2,047,400	$ 178,672
Total assets	140,806,211	127,114,352	118,425,028	126,039,848	140,806,211	102,080,855
Bank indebtedness	15,492,652	8,993,000	–	7,444,907	15,492,652	11,397,240
Total current liabilities	20,426,910	11,627,892	2,996,258	10,669,395	20,426,910	14,106,849
Long-term debt	11,352,466	7,358,800	7,500,000	7,481,439	11,352,466	7,397,917
Unitholders' equity	67,326,605	66,647,957	66,166,596	66,147,285	67,326,605	38,199,609
Non-controlling interest	41,700,230	41,470,603	41,762,174	41,741,729	41,700,230	42,376,840
Statement of Earnings						
Sales	$ 50,685,505	$ 41,434,078	$ 38,505,474	$ 26,818,724	$ 157,443,781	$ 35,542,909
Gross Margin	11,596,253	9,265,911	8,546,715	5,920,314	35,329,193	7,971,151
Earnings before non-controlling interest	3,675,760	2,965,875	2,759,826	910,192	10,311,653	2,956,626
Net earnings for the period	2,201,738	1,763,798	1,637,049	495,363	6,097,948	1,495,705
Basic earnings per unit	$ 0.38	$ 0.29	$ 0.27	$ 0.10	$ 1.04	$ 0.35
Diluted earnings per unit	$ 0.37	$ 0.29	$ 0.27	$ 0.10	$ 1.03	$ 0.35
Distributable cash per unit	$ 0.44	$ 0.29	$ 0.26	$ 0.14	$ 1.14	$ 0.38

The annual and quarterly trends primarily reflect the growth in the Fund's business that has been achieved through acquisitions and new store openings. In addition to the impact of this growth on the Fund's results, the liquor retailing industry is subject to some seasonal trends. Store sales occur, approximately 20%, 25%, 25% and 30% in the first, second, third, and fourth quarters, respectively. Historically, earnings and EBITDA strengthen as the year progresses.

In 2005, 25 stores were acquired or developed. There were thirteen acquisitions in March, one in July, three in October, four in November and one in December. Two new locations were opened in May in British Columbia and one in December in Alberta.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year.

On May 16, 2005, the Fund increased its monthly distribution by $0.00625 per unit from $0.08333 to $0.08958 (from $1.00 to $1.075 annually) commencing with the distribution that was paid to unitholders of record on May 31, 2005.

On January 9, 2006 a further increase in monthly distributions was announced. Commencing with the February 16, 2006 payment, distributions were increased by $0.01042 per unit from $0.08958 to $0.10 (from $1.075 to $1.20 annually).

Credit Facilities

The Fund has a $24 million demand operating loan that can be increased to $30 million to accommodate seasonal inventory highs, a $12.5 million committed non-revolving capital loan and a $10 million committed non-revolving acquisition loan with a Canadian chartered bank. The $10 million committed non-revolving acquisition loan was not utilized as of December 31, 2005.

As of December 31, 2005, total indebtedness under all credit facilities was $26.8 million compared to $18.8 million as of December 31, 2004. Indebtedness is directly related to the inventory levels for the operation of 25 additional stores.

Capital Expenditures

During 2005, the Fund purchased the assets of 22 retail liquor stores (note 5 to the Financial Statements) with cash from existing credit facilities and the proceeds from the issuance of Fund Units (note 4 to the Financial Statements). In addition, two new stores, Liquor Depot Kamloops and Liquor Depot Richmond, opened in British Columbia on May 6, 2005 and one new store, Grapes and Grains South, opened in Alberta on December 12, 2005.

The Fund will continue to pursue acquisition opportunities and to open new stores in 2006. In addition the replacement of in-store information systems is anticipated for 2006. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is $1.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt (note 11 to the Financial Statements) bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates, thus exposing the Fund to some interest rate fluctuations. As of December 31, 2005, the Fund had total credit facilities of $46.5 million of which $25.0 million was utilized at December 31, 2005. Proceeds from the March 2, 2005 issue of Fund Units were used for acquisitions, the development of new stores as well as to temporarily reduce inventory debt.

Based on the average debt outstanding during 2005, a 1.0% increase in interest rates would have reduced distributable cash by $261,000.

Contractual Obligations

The table below sets forth, as of December 31, 2005, the contractual obligations of the Fund, due in the years indicated, which relate to various premises operating leases and the $11,352,466, non-revolving loan that is repayable in April of 2007.

	2006	2007	2008	2009	2010 and thereafter
Operating Leases	$ 5,223,950	$ 4,902,253	$ 4,590,708	$ 3,584,509	$ 10,365,964
Long Term Debt	–	11,352,466	–	–	–
Total	$ 5,223,950	$ 16,254,719	$ 4,590,708	$ 3,584,509	$ 10,365,964

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimate fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

During 2005, the Fund completed the acquisition of 22 retail liquor store businesses. The allocations of the purchases price for these transactions involved determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis was prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, advances to equity investment, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and twelve months ended December 31, 2005, the Fund incurred professional fees of $139,183 and $257,197 respectively to a law firm where one of the partners is a director of a subsidiary of the Fund. The Fund also leases a warehouse from a company controlled by a director of a subsidiary and one retail location is leased from a company of which two directors of a subsidiary are shareholders. Total lease payments under these agreements were $81,193. During the quarter and year ended December 31, 2005, the Fund paid fees and expenses to a company controlled by the President of Liquor Stores GP Inc. (the "GP"), relating to supervision of the construction of developed stores, in the amount $52,997 and $83,647, respectively. Included in accounts payable and accrued liabilities is $94,848 relating to these transactions (see note 12 to the Financial Statements).

OUTLOOK

For 2006 and beyond the Fund will continue to follow the same acquisition and store development strategy that lead to an increase in the number of stores from 50 to 75 in 2005.

Management believes there will continue to be a consolidation trend in the industry and that the Fund is well positioned to benefit from this. Currently the Fund has commitments for the development and opening of 8 new stores in 2006 and several more that are pending. Acquisition opportunities are being actively pursued although none can be currently announced.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, the GP's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, under the supervision of, and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Fund's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers Annual and Interim Filings, are effective to ensure that material information relating to the Fund is made known to management on a timely basis and is included in this report.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to Unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; Liquor Stores LP's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; dependence on key personnel; supply interruption; reliance on information and control systems; absence of an operating history as a public company; dependence on capital markets to fund Liquor Stores LP's growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores LP; leverage and restrictive covenants in agreements relating to current and future indebtedness of Liquor Stores LP; restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of substantially all of its operating cash flow; income tax related risks including the risk of changes in the tax treatment of income trusts; and the Vendors' right to approve certain material transactions. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

On September 9, 2005, the federal Finance Department issued a consultation paper related to the taxation and economic efficiency of income trusts. On November 29, 2005, an announcement was made that rather than changing taxation related to income trusts, the dividend tax credit for investors in public companies would be increased.

NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Fund Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA and distributable cash are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's EBITDA and distributable cash may not be comparable to similar measures presented by other issuers.

Earnings from operations for purposes of disclosure under "Operating Results" have been calculated as follows. In the case of the Fund, earnings from operations have been derived by adding interest expense, income tax expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period. In the case of the Vendors, earnings from operations have been derived by adding amortization expense, charitable donations, management salaries to directors, officers and shareholders, interest expense, income tax expense and non-controlling interest to the net income for the period and subtracting from the resulting total income taxes recovered and income arising from subsidiaries accounted for on an equity basis.

Earnings from operations as so calculated is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that earnings from operations as so calculated should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating earnings from operations as so calculated may differ from the methods used by other issuers. Therefore, the Fund's earnings from operations as so calculated may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report

To the Trustees and Unitholders of Liquor Stores Income Fund

We have audited the consolidated balance sheets of Liquor Stores Income Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the year ended December 31, 2005 and for the period from August 10, 2004 to December 31, 2004. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
February 15, 2006

Management's Responsibility for Financial Statements

The accompanying financial statements of Liquor Stores Income Fund have been prepared by management in accordance with generally accepted accounting principles. Liquor Stores Income Fund's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable. In recognizing that the Fund is responsible for both the integrity and objectivity of the financial statements, management is satisfied that the financial information throughout the balance of this annual report is consistent with the information presented in the financial statements.

PricewaterhouseCoopers LLP have been appointed to serve as the Fund's external auditors. They have examined the financial statements of the Fund for the period ending December 31, 2005.

The Audit Committee has reviewed these statements with management and the auditors, and has reported to the Trustees of the Fund and the Board of Directors of Liquor Stores GP Inc., the administrator of the Fund. The Board of Directors of Liquor Stores GP Inc. and the Trustees of the Fund have approved the information contained in the financial statements of Liquor Stores Income Fund which are included in this annual report.

Irv Kipnes
President and Chief Executive Officer
Edmonton, Alberta
February 16, 2006

Patrick de Grace
Chief Financial Officer
Edmonton, Alberta

Consolidated Balance Sheets

As at December 31, 2005 and 2004

	2005	2004
Assets		
Current assets		
Cash	$ 2,047,400	$ 1,003,804
Accounts receivable	1,102,634	666,130
Inventory	34,066,925	20,676,416
Prepaid expenses and deposits	1,552,731	413,585
	38,769,690	22,759,935
Pre-opening costs	471,903	164,954
Equity investment (note 6)	422,789	432,728
Property and equipment (note 7)	18,007,419	12,184,265
Future income taxes (note 8)	34,000	14,000
Intangible assets (note 9)	424,293	406,466
Goodwill (note 10)	82,676,117	66,943,639
	$ 140,806,211	$ 102,905,987
Liabilities		
Current liabilities		
Bank indebtedness (note 11)	$ 15,492,652	$ 12,222,372
Accounts payable and accrued liabilities (note 12)	3,628,182	1,629,896
Distributions payable to unitholders (note 17)	553,576	358,190
Distributions payable to non-controlling interest (note 17)	752,500	721,523
	20,426,910	14,931,981
Long-term debt (note 11)	11,352,466	7,397,917
	31,779,376	22,329,898
Commitments (note 13)		
Non-controlling interest (note 15)	41,700,230	42,376,480
Unitholders' Equity		
Unitholders' equity		
Fund Units (note 14)	66,990,066	37,814,172
Cumulative undistributed earnings	336,539	385,437
	67,326,605	38,199,609
	$ 140,806,211	$ 102,905,987

Consolidated Statements of Earnings and Cumulative Undistributed Earnings

For the year ended December 31, 2005 and for the period from August 10, 2004, including operations from September 28, 2004 (date of commencement of business operations) to December 31, 2004

	Year ended December 31, 2005	Three-month period ended December 31, 2004
Sales	$ 157,443,781	$ 35,542,909
Cost of sales	122,114,588	27,571,758
Gross margin	35,329,193	7,971,151
Expenses		
Operating	18,072,344	3,633,204
Administrative	3,843,880	851,521
Amortization of property and equipment	1,349,357	249,728
Acquisition and store development	457,223	–
Amortization of intangible assets	85,800	22,534
Amortization of pre-opening costs	82,566	–
	23,891,170	4,756,987
Earnings before the undernoted items	11,438,023	3,214,164
Loss on disposal of property and equipment	(267,400)	–
	11,170,623	3,214,164
Interest expense		
Interest on current debt	(604,096)	(171,302)
Interest on long-term debt	(254,874)	(86,236)
	(858,970)	(257,538)
Earnings before non-controlling interest	10,311,653	2,956,626
Non-controlling interest	(4,213,705)	(1,460,921)
Net earnings for the year	6,097,948	1,495,705
Cumulative undistributed earnings – Beginning of year	385,437	–
Distributions declared	(6,146,846)	(1,110,268)
Cumulative undistributed earnings – End of year	$ 336,539	$ 385,437
Basic earnings per Unit (note 16)	$ 1.045	$ 0.348
Diluted earnings per Unit (note 16)	$ 1.029	$ 0.348

Consolidated Statements of Cash Flows

For the year ended December 31, 2005 and for the period from August 10, 2004, including operations from September 28, 2004 (date of commencement of business operations) to December 31, 2004

	Year ended December 31, 2005	Three-month period ended December 31, 2004
Cash provided by (used in)		
Operating activities		
Net earnings for the year	$ 6,097,948	$ 1,495,705
Items not affecting cash		
Amortization	1,517,723	272,262
Future income taxes	(20,000)	6,000
Equity (earnings) loss	(54,973)	1,942
Loss on disposal of property and equipment	267,400	-
Accrued interest	-	122,217
Non-controlling interest	4,213,705	1,460,921
	12,021,803	3,359,047
Net change in non-cash working capital items	(7,458,694)	(2,696,092)
	4,563,109	662,955
Financing activities		
Net proceeds from the issuance of Units	28,679,064	37,814,172
Increase in bank indebtedness	3,270,280	12,166,973
Proceeds of long-term debt	11,454,549	7,331,099
Repayment of long-term debt	(7,500,000)	-
Distributions paid to unitholders	(5,951,460)	(752,078)
Distributions paid to non-controlling interest	(4,362,147)	(362,918)
	25,590,286	56,197,248
Investing activities		
Business acquisitions (note 5)	(26,218,005)	(55,445,706)
Cash acquired on acquisitions	51,150	38,413
Purchase of property and equipment	(2,618,341)	(115,786)
Proceeds on disposal of property and equipment	-	1,350
Pre-opening costs	(389,515)	-
Advances from (to) equity investee	64,912	(334,670)
	(29,109,799)	(55,856,399)
Increase in cash	1,043,596	1,003,804
Cash – Beginning of year	1,003,804	-
Cash – End of year	$ 2,047,400	$ 1,003,804
Supplementary information		
Interest paid	$ 882,318	$ 135,321

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

1 NATURE OF OPERATIONS AND ORGANIZATION

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $43,000,000. Concurrent with the closing of the IPO, the Fund acquired a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP") (note 4) and Liquor Stores LP acquired the net assets (the "Acquired Business") of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors"). As at December 31, 2005, Liquor Stores LP operated seventy (2004 – forty-nine) retail liquor stores in Alberta and five (2004 – one) retail liquor stores in British Columbia.

2 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect the following accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, goodwill is assessed for impairment based on the expected discounted future cash flows of the related operations, and amortization of property and equipment is based on their estimated useful lives. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the period in which they become known.

a) Basis of presentation

These consolidated financial statements include the accounts of the Fund, Liquor Stores Operating Trust, Liquor Stores LP, Liquor Stores GP Inc. and several subsidiaries thereof. All inter-entity balances and transactions have been eliminated on consolidation.

The Fund accounts for investments in which it has significant influence, but not control, using the equity method.

b) Revenue recognition

Revenue is generated from sales to customers through retail stores and is recognized at the point of sale.

c) Cash

Cash consists of cash on hand and balances with banks.

d) Inventory

Inventory is valued at the lower of cost, determined on the first in, first out basis, and net realizable value.

e) Pre-opening costs

Pre-opening costs represent direct costs incurred in acquiring and developing new stores in British Columbia and Alberta. The Fund defers such expenditures incurred during the pre-operating period. These costs are amortized over the two years after a developed store commences operations. Costs related to acquired stores are capitalized at the time of possession. Costs incurred relating to locations that are subsequently abandoned are expensed in the period of abandonment.

f) Property and equipment

Property and equipment is recorded at cost. Amortization is provided for over the estimated useful lives of assets on a straight-line basis at annual rates disclosed in note 7. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

g) Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is assessed annually or when events and circumstances indicate the carrying value may not be recoverable. The Fund uses the two step impairment test as outlined in CICA handbook section 3062.27 to determine if there is impairment in the carrying value of goodwill. The Fund uses a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

h) Intangible assets

Intangible assets represent management's estimate of the fair value at the time of acquisition. Intangible assets consist of customer relationships, existing retail liquor licenses and business permits, including zoning permissions to operate a retail liquor store and the value attributed to property leases acquired at less than market rates.

The amount attributable to customer relationships is amortized over five years and the amount attributable to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of limited life intangible assets for impairment when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is no longer recoverable and exceeds their fair value.

Retail liquor licenses and business permits to operate a retail liquor store have an indefinite life; therefore, the cost attributable to these items is not amortized. The Fund will assess the carrying value of this unlimited life intangible asset for impairment annually, or more frequently, if events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

i) Future income taxes

Incorporated subsidiaries of the Fund use the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Income tax obligations relating to distributions of the Fund are the obligations of the Unitholders and, accordingly, no provision for income taxes has been made in respect of the assets and liabilities of the Fund.

j) Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide eligible employees fund bonuses, in the form of units of the Fund, where the distributable cash of the Fund exceeds certain specified threshold amounts. The cost is accrued as an expense for the period if the distributable cash flow per unit exceeds the thresholds established by the Plan.

3 ADOPTION OF RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Variable interest entities

Effective January 1, 2005, the Fund adopted Accounting Guideline 15, Consolidation of Variable Interest Entities. This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. The adoption of this guideline did not have a significant impact on the consolidated financial statements of the Fund.

4 ISSUANCE OF UNITS

On March 2, 2005, the Fund issued 1,830,000 Fund Units at $16.40 per Fund Unit for aggregate proceeds of $30,012,000. The costs of issuance of the units were $1,332,936 resulting in net proceeds of $28,679,064. The Fund used the net proceeds from the issuance to acquire new stores as described in note 5, to repay existing indebtedness and for general corporate purposes.

On September 28, 2004, the Fund completed the IPO for aggregate proceeds of $43,000,000. The cost of issuance of the units was $5,185,828, resulting in net proceeds of $37,814,172. Concurrent with the closing of the IPO, the Fund used the net proceeds from the IPO to acquire an indirect 50.6% interest in Liquor Stores LP, represented by 4,300,000 Ordinary LP Units. Liquor Stores LP combined these funds with funds from new credit facilities and contributions by the Vendors, to acquire, through a series of transactions, 100% of the net business assets of the Vendors as described in Note 5.

5 BUSINESS ACQUISITIONS

a) 2005 Acquisitions

During the year ended December 31 2005, the Fund completed the acquisition of 22 retail liquor store businesses. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

Property and equipment	$	4,821,570
Goodwill		15,732,478
Intangible assets		103,627
		20,657,675
Net working capital		5,560,330
Cash paid	$	26,218,005

For two agreements entered into for the purchase of certain stores, the Fund may be required to make contingent payments as follows: i) $100,000 each year for the next six years provided that certain store sales threshold are achieved; and ii) 1% of gross sales of certain stores payable quarterly for the next five years to a maximum of $450,000.

These payments, if any, will be recorded as an additional cost of the purchase as they are resolved.

5 BUSINESS ACQUISITIONS (continued)

b) 2004 Acquisitions

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

Property and equipment	$	12,319,558
Goodwill		66,943,639
Intangible assets		429,000
Other assets		121,975
		79,814,172
Net working capital		17,631,534
	$	97,445,706

Consideration, being cash from IPO and new credit facilities	$	55,445,706
Liquor Stores LP Exchangeable LP Units		20,750,000
Liquor Stores LP Subordinated LP Units		21,250,000
	$	97,445,706

6 EQUITY INVESTMENT

		2005		2004
Shares – 50%	$	1	$	1
Equity earnings (loss)		53,031		(1,942)
Advances		369,757		434,669
	$	422,789	$	432,728

The advances are non-interest bearing and have no specified repayment terms.

7 PROPERTY AND EQUIPMENT

	Rate		Cost		Accumulated amortization		2005 Net book value
Leasehold improvements	7%	$	14,904,491	$	1,085,941	$	13,818,650
Operating equipment	10		1,773,400		165,453		1,607,947
Office equipment and fixtures	10		696,971		75,055		621,916
Computer equipment	20		676,159		101,789		574,370
Automotive	20		307,386		50,987		256,399
Signage	10		683,564		67,374		616,190
Shelving and racking	10		570,601		58,654		511,947
		$	19,612,572	$	1,605,253	$	18,007,419

	Rate		Cost		Accumulated amortization		2004 Net book value
Leasehold improvements	7%	$	9,876,931	$	183,362	$	9,693,569
Operating equipment	10		1,012,416		20,405		992,011
Office equipment and fixtures	10		360,933		9,461		351,472
Computer equipment	20		216,075		11,232		204,843
Automotive	20		133,163		6,931		126,232
Signage	10		433,081		7,890		425,191
Shelving and racking	10		401,394		10,447		390,947
		$	12,433,993	$	249,728	$	12,184,265

8 FUTURE INCOME TAXES

The Fund has recognized future income taxes related to non-capital losses of $312,000 (2004 – $63,078) available in a subsidiary to offset income of future years. If not utilized, the losses will expire in 2015.

The Fund records income taxes relating to temporary differences and income earned by corporate subsidiaries of the Fund. The Fund does not record income taxes relating to the remaining temporary differences nor the remaining income earned by the Fund. Unitholders of the Fund will be responsible for these income taxes. The taxable (deductible) temporary differences relating to assets (liabilities) of the Fund for which income taxes are not recorded are as follows:

		2005		2004
Goodwill	$	31,912,977	$	26,491,523
Property and equipment		7,558,034		6,650,993
Deferred lease inducements		(8,498)		(9,486)
Issue costs		(4,344,003)		(4,163,694)
	$	35,118,510	$	28,969,336

9 INTANGIBLE ASSETS

			2005
	Cost	Accumulated amortization	Net
Customer relationships	$ 139,058	$ 24,874	$ 114,184
Retail liquor licenses and business permits	11,000	–	11,000
Leases	382,569	83,460	299,109
	$ 532,627	$ 108,334	$ 424,293

			2004
	Cost	Accumulated amortization	Net
Customer relationships	$ 93,000	$ 4,650	$ 88,350
Retail liquor licenses and business permits	11,000	–	11,000
Leases	325,000	17,884	307,116
	$ 429,000	$ 22,534	$ 406,466

10 GOODWILL

	2005	2004
Balance – Beginning of year	$ 66,943,639	$ –
Business acquisitions (note 5)	15,732,478	66,943,639
Balance – End of year	$ 82,676,117	$ 66,943,639

The Fund performed an annual goodwill impairment test and determined there was no impairment to the carrying value of goodwill at December 31, 2005.

11 BANK INDEBTEDNESS AND LONG-TERM DEBT

Interest on bank indebtedness is payable at the lender's prime rate plus 0.25% or at the banker's acceptance rate plus 1.50%. As at December 31, 2005, there were no banker's acceptances. As at December 31, 2004, included in bank indebtedness are banker's acceptances of $6,500,000 at an effective rate of 4.34% and $5,000,000 at an effective rate of 4.13%.

Interest on long-term debt is payable at the bank's prime rate plus 0.50%. As of December 31, 2005, the effective long-term debt rate of interest was 5.50% (2004 – 4.59%). The loan matures on April 30, 2006. The loan does not require principal repayments, but the bank has the right to demand the loan to be repaid in full, three hundred and sixty four days from the maturity of the current term. Therefore the loan is due on April 29, 2007.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance.

12 RELATED PARTY TRANSACTIONS

During the year, the Fund incurred professional fees of $257,197 (2004 – $9,400) to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $81,193 (2004 – $17,600). During the year, the Fund paid fees and expenses to a company controlled by the President of the Fund, relating to the supervision of construction of developed stores, in the amount of $83,647 (2004 – $nil). These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $94,848 (2004 – $7,100) relating to these transactions.

As at December 31, 2004, accounts payable and accrued liabilities included $427,373 owing to the Vendors relating to the acquisition of assets at the time of the IPO. No interest is charged on these amounts. There were no amounts owing to the Vendors at December 31, 2005.

13 COMMITMENTS

The Fund occupies its retail locations under lease agreements with varying terms from five to fifteen years, expiring from November 2006 to October 2019. The leases provide for minimum annual lease payments as follows:

Years ending December 31, 2006	$	5,223,950
2007		4,902,253
2008		4,590,708
2009		3,564,509
2010		2,657,771
Aggregate of all years thereafter		7,708,193
	$	28,647,384

14 UNITHOLDER'S EQUITY

Fund Units

Units outstanding and capital contributions are as follows:

		Number of units		Issue costs		Net capital contributions
Balance – September 28, 2004 and December 31, 2004	#	4,300,000	$	5,185,828	$	37,814,172
Units issued on March 2, 2005		1,830,000		1,332,936		28,679,064
Exchangeable LP Units exchanged during 2005		49,683		–		496,830
Balance – December 31, 2005	#	6,179,683	$	6,518,764	$	66,990,066

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

15 NON-CONTROLLING INTEREST

		Liquor Stores LP Exchangeable LP Units		Liquor Stores LP Subordinated LP Units		Total
Liquor Stores LP Units						
Balance – September 28, 2004 and December 31, 2004	#	2,075,000	#	2,125,000	#	4,200,000
Exchange for Fund Units		(49,683)		–		(49,683)
Balance – December 31, 2005	#	2,025,317	#	2,125,000	#	4,150,317
Balance – September 28, 2004	$	20,750,000	$	21,250,000	$	42,000,000
Earnings		721,765		739,156		1,460,921
Distributions declared		(535,766)		(548,675)		(1,084,441)
Balance – December 31, 2004		20,935,999		21,440,481		42,376,480
Earnings		2,074,922		2,138,783		4,213,705
Units exchanged for Fund Units		(496,830)		–		(496,830)
Distributions declared		(2,162,215)		(2,230,910)		(4,393,125)
Balance – December 31, 2005	$	20,351,876	$	21,348,354	$	41,700,230
Fund Special Voting Units						
Balance – September 28, 2004 and December 31, 2004	#	2,075,000	#	2,125,000	#	4,200,000
Exchange for Fund Units		(49,683)		–		(49,683)
Balance –December 31, 2005	#	2,025,317	#	2,125,000	#	4,150,317
Balance – September 28, 2004, December 31, 2004 and December 31, 2005	$	–	$	–	$	–

Liquor Stores LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by Liquor Stores LP have economic and voting rights equivalent to the Fund Units (note 14), except in connection with the exchangeability terms as described below. They are exchangeable, directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions from Liquor Stores LP pro rata with distributions made by Liquor Stores LP on Fund Units.

Liquor Stores LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 14), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 14) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed per Ordinary LP Units and Exchangeable LP Units during such fiscal quarter, only after the distributions have been made on the Ordinary LP Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

15 NON-CONTROLLING INTEREST (continued)

Liquor Stores LP Subordinated LP Units ("Subordinated LP Units") (continued)

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis (and the subordination provisions will only apply until) as at the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Fund has earned EBITA (earnings before interest, taxes and amortization) of at least $9.836 million and the Fund has paid distributions of at least $1.00 per LP Unit for such fiscal year.

In the event that a take-over bid by a person acting at arm's length to the holders of the Subordinated LP Units is accepted by holders of the Fund Units representing 20% or more of the issued and outstanding Units of the Fund on a fully diluted basis, or in the event of certain other acquisition transactions in respect of the Fund, the subordination provisions will terminate and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis.

Fund Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. Fund Special Voting Units will automatically be transferred upon a transfer of the Exchangeable LP Units or the Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount. The Fund issued 4,200,000 Fund Special Voting Units relating to the 2,075,000 Exchangeable LP Units and 2,125,000 Subordinated LP Units that were issued at the time of the IPO.

16 EARNINGS PER UNIT

		2005		2004
Net earnings – numerator utilized in basic Earnings per Unit	$	6,097,948	$	1,495,705
Non-controlling interest		4,213,705		1,460,921
Earnings – numerator utilized in diluted Earnings per Unit	$	10,311,653	$	2,956,626
Equivalent units outstanding – Beginning of period	#	4,300,000	#	4,300,000
Weighted average of equivalent Units issued		1,537,614		–
Denominator utilized in basic Earnings per Unit		5,837,614		4,300,000
Exchangeable and Subordinated Units		4,186,551		4,200,000
Denominator utilized in diluted Earnings per Unit	#	10,024,165	#	8,500,000
Earnings per Unit – Basic	$	1.045	$	0.348
Earnings per Unit – Diluted	$	1.029	$	0.348

17 DISTRIBUTIONS

Distributions are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $1.05 (2004 – $0.2582) per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund for the year:

						2005
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared	Paid	Declared	Paid	Declared	Paid
Distributions	$ 6,146,846	$ 5,593,270	$ 4,393,125	$ 3,640,625	$ 10,539,971	$ 9,233,895

						2004
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared	Paid	Declared	Paid	Declared	Paid
Distributions	$ 1,110,268	$ 752,078	$ 1,084,411	$ 362,918	$ 2,194,709	$ 1,114,996

At December 31, 2005, distributions payable to unitholders was $553,576 (2004 $358,190). Distributions outstanding as at December 31, 2004 were paid in 2005.

At December 31, 2005, distributions payable to non-controlling interest was $752,500 (2004 $721,523). Distributions outstanding as at December 31, 2004 were paid in 2005.

18 LONG-TERM INCENTIVE PLAN

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Generally, one-third of these units will vest equally in each of the three years following the grant of these awards. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The base distribution for the fiscal period ended December 31, 2004 is $0.2582 per Unit; for the fiscal years ending December 31, 2005 and 2006 is $1.00 per Unit and for the fiscal years ending December 31, 2007 and thereafter, the base distribution will be set by the compensation committee.

For the year ended December 31, 2005, the distributable cash flow per unit exceeded the base distribution by $0.05 per Unit (2004 – $nil). Accordingly the Fund has recorded a liability to the Plan of $17,217 (2004 – $nil), with the acquisition of units to be completed in early 2006.

19 FINANCIAL INSTRUMENTS

The Fund, as part of its operations, is party to a number of financial instruments. These financial instruments include accounts receivable, advances to equity investee, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. It is management's opinion that the Fund is not exposed to significant interest, currency or credit risk arising from these financial instruments, except as described below.

Interest rate risk

The Fund's bank indebtedness and its long-term debt, as described in note 11, bear interest with floating rates over prime or the appropriate bankers' acceptance rate, thus exposing the Fund to interest rate fluctuations.

Fair value disclosure

The carrying amount of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their fair value either due to their relatively short-term maturities or interest rates which approximate market rates. The fair value of advances to equity investees cannot be determined since the advances do not have specified terms and no active market for the advances exists. The carrying values of long-term debt approximate the fair value of the long-term debt as the interest rate affecting this amount approximates market rates.

20 ECONOMIC DEPENDENCE

Under Alberta provincial legislation, the Fund is required to purchase liquor and related products from the Alberta Gaming and Liquor Commission. As the Fund's income is derived entirely from the sale of liquor and related products, its ability to continue viable operations is dependent upon maintaining its relationship with this main supplier.

21 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year presentation.

Corporate Information

HEAD OFFICE

Suite 1120, Oxford Tower
10235 - 101 Street
Edmonton, Alberta T5J 3G1
Tel (780) 944 9994
Fax (780) 702 1999
Website: www.liquorstoresincomefund.ca

ANNUAL GENERAL MEETING

Friday, May 12, 2006
2 p.m. at The Fairmont Hotel Macdonald
10065 - 100th Street
Edmonton, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Edmonton, Alberta

BANKERS

HSBC Bank Canada
Edmonton, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Calgary, Alberta

STOCK EXCHANGE - THE TORONTO STOCK EXCHANGE

Trading symbol - LIQ.UN

BOARD OF TRUSTEES - LIQUOR STORES INCOME FUND

Jim Dinning - Chair
R. John Butler, Q.C.
Glen Heximer, CA

BOARD OF DIRECTORS - LIQUOR STORES GP INC.

Henry Bereznicki - Chair
Irv Kipnes
Robert Green
David Margolus, Q.C.
Jim Dinning
R. John Butler, Q.C.
Glen Heximer, CA

OFFICERS

Irv Kipnes - President and CEO
Richard Crook - Executive Vice President and COO
Patrick de Grace - Chief Financial Officer

File No. 82-34937

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

CIBC Mellon

RECEIVED

2006 MAY 31 A 10:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 20, 2006

British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission

Office of the Administrator of Securities - New Brunswick
Registrar of Securities – Northwest Territories

Registrar of Deed, Companies and Securities, Newfoundland
Nunavut Legal Registries

TSX Exchange

Alberta Securities Commission

Manitoba Securities Commission
Commission des Valeurs Mobillieres du Quebec
Nova Scotia Securities Commission

Registrar of Securities, Yukon Territory
Director of Corporations, Prince Edward Island

Dear Sirs:

RE: Liquor Stores Income Fund, Profile # 21096
Confirmation of Mailing

On April 18 , 2006, the following items were sent by prepaid mail to all shareholders of the above-mentioned Company:

1. NOTICE OF MEETING/INFORMATION CIRCULAR
2. PROXY
3. 2006 ANNUAL REPORT
4. SUPPLEMENTAL RETURN CARD
5. RETURN ADDRESSED ENVELOPE

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"signed"

Irma Sailer Rucci
Manager, Client Relations
(403) 232-2423
irma_rucci@cibcmellon.com

File No. 82-34937

LIQUOR STORES INCOME FUND

Instrument of Proxy
For the Annual and Special Meeting of Unitholders

The undersigned holder ("**Unitholder**") of trust units or special voting units (collectively, "**Units**") of Liquor Stores Income Fund (the "**Fund**") hereby appoints Henry Bereznicki, Chairman of Liquor Stores GP Inc. (the "**GP**"), the administrator of the Fund, of the City of Edmonton, in the Province of Alberta, or, failing him, Irving Kipnes, President and Chief Executive Officer of the GP, of the City of Edmonton, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Fund (the "**Meeting**"), to be held on May 12, 2006 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

1. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ the election of three (3) trustees of the Fund as specified in the Information Circular - Proxy Statement of the Fund dated April 13, 2006 (the "**Circular**");

2. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund for the ensuing year;

3. **FOR** ☐ or **AGAINST** ☐ passing an ordinary resolution in the form set forth in the Circular approving the Fund's amended and restated long term incentive plan, all as more particularly described in the Circular;

4. **FOR** ☐ or **AGAINST** ☐ passing a special resolution in the form set forth in Schedule "E" to the Circular approving certain amendments to the amended and restated declaration of trust of the Fund, all as more particularly described in the Circular; and

5. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the trustees of the Fund. The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of __________________, 2006.

____
(signature of Unitholder)

____
(Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the Units are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to Proxy Dept., CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 (or by facsimile to 416-368-2502), not less than 48 hours before the time set for the holding of the Meeting or any adjournments thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

File No. 82-34937

ANNUAL AND SPECIAL MEETING
Friday, May 12, 2006
2 p.m. at The Fairmont Hotel Macdonald
10065 – 100th Street
Edmonton, Alberta

LIQUOR DEPOT
LIQUOR WORLD
LIQUOR STORES INCOME FUND

Notice of Annual and Special Meeting of Unitholders and Management Proxy Circular

LIQUOR STORES INCOME FUND

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF LIQUOR STORES INCOME FUND

TAKE NOTICE that an Annual and Special Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units and special voting units of Liquor Stores Income Fund (the "**Fund**") will be held in the Wedgewood Room of The Fairmont Hotel Macdonald, 10065 – 100th Street, Edmonton, Alberta, on Friday, May 12, 2006, at 2:00 p.m. (Edmonton time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the year ended December 31, 2005 and the auditors' report thereon;

2. to appoint the trustees of the Fund;

3. to appoint auditors of the Fund;

4. to consider and, if thought appropriate, pass an ordinary resolution approving the Fund's amended and restated long term incentive plan;

5. to consider and, if thought appropriate, pass a special resolution approving certain amendments to the amended and restated declaration of trust of the Fund; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Proxy Dept., CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 (or by facsimile to 416-368-2502). In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment thereof.

The record date for the Meeting is the close of business on April 12, 2006 (the "**Record Date**"). Unitholders of record will be entitled to vote those trust units and special voting units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED this 13th day of April, 2006.

BY ORDER OF THE TRUSTEES OF LIQUOR STORES INCOME FUND

(Signed) "*Jim Dinning*"
Chairman, The Board of Trustees
Liquor Stores Income Fund

LIQUOR STORES INCOME FUND

INFORMATION CIRCULAR

(Containing information as at April 13, 2006 unless indicated otherwise)

PROXY SOLICITATION AND VOTING MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the trustees (the "**Trustees**") of Liquor Stores Income Fund (the "**Fund**") for use at the annual and special meeting (the "**Meeting**") of holders ("**Unitholders**") of trust units ("**Units**") and special voting units ("**Special Voting Units**", and together with the Units, the "**Voting Units**") of the Fund to be held in the Wedgewood Room of The Fairmont Hotel Macdonald, 10065 – 100th Street, Edmonton, Alberta, at 2:00 p.m. (Edmonton time), on Friday, May, 12, 2006, or at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

It is expected that the solicitation of proxies for the Meeting will be primarily by mail, but proxies may be solicited personally, by telephone or by other means of communication by the Trustees of the Fund and by the directors, officers and regular employees of Liquor Stores GP Inc. ("**Liquor Stores GP**"), as administrator of the Fund, who will not be specifically remunerated therefor. All costs of solicitation of proxies by or on behalf of the Trustees will be borne by Liquor Stores GP, as administrator of the Fund.

Appointment of Proxies

The persons named in the accompanying Form of Proxy are directors and officers of Liquor Stores GP Inc., the administrator of the Fund. A Unitholder desiring to appoint some other person, who need not be a Unitholder, to represent that Unitholder at the Meeting has the right to do so, either by inserting the desired person's name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy.

A Form of Proxy must be in writing and signed by the Unitholder or by the Unitholder's attorney duly authorized in writing or, if the Unitholder is a body corporate or association, under its seal or by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing. If the Form of Proxy is executed by an attorney, evidence of the attorney's authority must accompany the Form of Proxy. A proxy will not be valid unless the completed Form of Proxy is received by Proxy Dept., CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 (or by facsimile to 416-368-2502) not less than 48 hours before the commencement of the Meeting, or any adjournment thereof.

Revocation of Proxies

A Unitholder who has given a Form of Proxy may revoke it by an instrument in writing that is signed and delivered to CIBC Mellon Trust Company in the manner as described above so as to arrive at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Form of Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a Form of Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The Trustee representatives designated in the enclosed Form of Proxy will vote or withhold from voting the Units in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the Unitholder as indicated on the Form of Proxy and, if the Unitholder specifies a choice with respect to any matter to be acted upon, the Units will be voted accordingly. Where no choice is specified in the Form of Proxy, such Units will be voted "for" the matters described therein and in this Information Circular, other than for the appointment of an auditor and the election of Trustees.

The enclosed Form of Proxy confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, other than for the appointment of an auditor and the election of Trustees. In the event that

amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any other business is properly brought before the Meeting, it is the intention of the Trustee representatives designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the Trustees know of no such amendment, variation or other matter that may be presented to the Meeting.

INFORMATION FOR BENEFICIAL UNITHOLDERS

These meeting materials are being sent to both registered and non-registered Unitholders. If you are a non-registered Unitholder and the Fund or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary/broker holding on your behalf.

The information set forth in this section is important to all Unitholders of the Fund. Unitholders who do not hold their Units in their own name are referred to in this Information Circular as "**Beneficial Unitholders**". Beneficial Unitholders should note that only a Unitholder whose name appears on the records of the Fund as a registered holder of Units or a person they appoint as a proxy can be recognized and vote at the Meeting. Currently, all issued and outstanding Units are in a book-based system administered by The Canadian Depository for Securities ("**CDS**"). Consequently, all Units are currently registered under the name of CDS & Co. (the registration name for CDS). CDS also acts as nominee for brokerage firms through which Beneficial Holders hold their Units. Units held by CDS can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the Form of Proxy supplied to a Beneficial Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a special voting instruction form, mails those forms to the Beneficial Unitholders and asks for appropriate instructions respecting the voting of Units to be represented at the Meeting. Beneficial Unitholders are requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Units held by them. ADP then tabulates the results of all voting instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting. The voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Units voted. Beneficial Unitholders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Units at the Meeting.

In addition, the Fund has sent meeting materials directly to certain Beneficial Unitholders. By choosing to send these materials to you directly, the Fund (and not the intermediary/broker holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your instructions as specified in the request for voting instructions.

Beneficial Unitholders cannot be recognized at the Meeting for purposes of voting their Units in person or by way of depositing a Form of Proxy. If you are a Beneficial Unitholder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Beneficial Unitholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their Units voted at the Meeting.

FUND STRUCTURE

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Alberta on August 10, 2004 by a Declaration of Trust. The Fund does not carry on an active business, but indirectly holds a 72.23% interest in Liquor Stores Limited Partnership (**"Liquor Stores LP"**), which carries on a retail liquor store business (the **"Business"**) in Alberta and British Columbia. Liquor Stores LP has issued ordinary (**"Ordinary LP Units"**), Exchangeable (**"Exchangeable LP Units"**) and subordinated (**"Subordinated LP Units"** and together with the Ordinary LP Units and the Exchangeable LP Units, the **"LP Units"**) limited partnership units. The Ordinary LP Units are held by Liquor Stores Operating Trust (the **"LSOT"**), all of the trust units of which are owned by the Fund. The Exchangeable LP Units and the Subordinated LP Units are held by The Liquor Depot Corporation ("Liquor Depot"), Liquor World Group Inc (**"Liquor World"**) and certain associated entities (the **"Vendors"**). Liquor Stores LP acquired a portion of its Business from the Vendors on completion of the Fund's initial public offering on September 28, 2004.

Liquor Stores GP is the general partner of Liquor Stores LP and also acts as the administrator of the Fund and LSOT pursuant to the terms of an Administration Agreement.

The affairs of the Fund are supervised by three Trustees. The affairs of Liquor Stores GP are supervised by its seven-member board of directors.

See also, "Additional Information Respecting the Fund".

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

There are 8,620,642 Units and 3,309,358 Special Voting Units of the Fund issued and outstanding, each of which entitles the holder to one vote on a ballot. The Special Voting Units have been issued in relation to the Exchangeable LP Units and Subordinated LP Units held by the Vendors, which are exchangeable into 3,309,358 Units. The Special Voting Units are automatically cancelled when such Exchangeable LP Units and Subordinated LP Units are exchanged for Units.

On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. Only registered holders of Voting Units at the close of business on April 12, 2006, the record date (the "Record Date") for the Meeting established by the Trustees, are entitled to vote at the Meeting.

To the knowledge of the Trustees, no person beneficially owns, directly or indirectly, or controls or directs Voting Units carrying more than 10% of the voting rights attached to any class of voting securities, other than:

Name	Class and Number of Securities	Percentage of Class	Percentage of Voting Units
Liquor Depot (1)	2,018,644 Special Voting Units	60.9%	16.9%
Liquor World (2)	585,443 Special Voting Units	17.7%	4.9%
Liquor Stop Group Inc. (3)	705,271 Special Voting Units	21.3%	5.9%

Notes:

(1) Mr. Kipnes, the President and Chief Executive Officer of Liquor Stores GP, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 64.04% of the outstanding shares of Liquor Depot. Mr. Margolus, a director of Liquor Stores GP, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 14.23% of the outstanding shares of Liquor Depot.

(2) Mr. Bereznicki, the Chairman and Director of Store Acquisitions and Development of Liquor Stores GP and Mr. Green, a Director of Liquor Stores GP, together with their respective associates and affiliates own beneficially, directly or indirectly, or exercise control or direction over, approximately 42.75% and 10.01%, respectively, of the outstanding shares of Liquor World.

(3) Mr. Bereznicki and Mr. Green, together with their respective associates and affiliates own beneficially, directly or indirectly, or exercise control or direction over, approximately 40.0% and 10.1%, respectively, of the shares of Liquor Stop Group Inc. ("LSGI"), which owns beneficially, directly or indirectly, or exercise control or direction over, approximately 705,271 Special Voting Units.

MATTERS TO BE ACTED UPON AT THE MEETING

Election Of Trustees

The number of Trustees to be elected at the Meeting is determined from time to time by resolution of the Trustees, such number being not more than nine and not less than three. The Trustees have fixed the number of Trustees to be elected at the Meeting at three. The term of office of each of the present Trustees expires at the close of the Meeting. Each Trustee elected at the Meeting will hold office for a term expiring at the close of the next annual meeting of Unitholders or until his successor is appointed, unless his office is vacated earlier in accordance with the Declaration of Trust of the Fund.

In the following table, for each person proposed to be nominated for election as a Trustee, is stated his name, municipality of residence, the period or periods during which he has served as a Trustee, his principal occupation, his other public entity directorships and the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed by him, as at the date hereof:

Name and Municipality of Residence (1)	Period of Service as a Trustee	Principal Occupation and Other Public Directorships (1)	Number of Voting Units (2)
R. John Butler, Q.C.(3) Edmonton, Alberta	Since August 2004	Counsel, Bryan & Company (law firm). Mr. Butler is also a director of TELUS Corporation.	20,000 Units
Jim Dinning (3) Calgary, Alberta	Since August 2004	Chairman, Western Financial Group (Financial services company). Mr. Dinning is also a director of Finning International Inc., Shaw Communications Inc., Russel Metals Inc., Oncolytis Biotech Inc., JED Oil Inc., Western Financial Group Inc. and Parkland Income Fund.	4,000 Units
Glen H. Heximer, CA (3) St. Albert, Alberta	Since August 2004	Consultant and Business Advisor, Retired Partner Ernst & Young LLP.	2,500 Units

Notes:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Fund, has been furnished by the respective Trustees individually.

(2) The information as to the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed, not being within the knowledge of the Fund, has been based upon reports filed with the Alberta Securities Commission.

(3) Member of the Audit Committee of the Fund.

A "Record of Attendance by Trustees and Directors" at meetings of the Trustees and their committees for the year ended December 31, 2005 is set out in **Schedule "B"** hereto.

Unless such authority is withheld, the Trustee representatives named in the accompanying Form of Proxy intend to vote for the election of the nominees whose names are set forth herein.

To the knowledge of the Trustees, no proposed Trustee is, or within the ten years prior to the date hereof, has been, a director or executive officer of any other company that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Trustees, no proposed Trustee has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any

proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed Trustee.

Appointment of Auditors

At the Meeting, Unitholders will be called upon to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund, to hold office until the next annual meeting of the Fund, at a remuneration to be fixed by the Trustees. PricewaterhouseCoopers LLP has acted as the auditors of the Fund since the inception of the Fund on August 10, 2004.

Unless such authority is withheld, the Trustee representatives named in the accompanying Form of Proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund, to hold office until the next annual meeting of the Fund, at a remuneration to be fixed by the Trustees.

The Trustees recommend that the Unitholders vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund, at a remuneration to be fixed by the Trustees.

The information required by Form 52-110F1 of the Multilateral Instrument 52-110 *Audit Committees* of the Canadian Securities Administrators including information about the fees billed to the Fund by PricewaterhouseCoopers LLP is contained in the Fund's Annual Information Form for the year ended December 31, 2005 under the heading "Audit Committee".

Amendment of Long Term Incentive Plan

Under Liquor Stores LP's existing long-term incentive plan ("**LTIP**"), Liquor Stores LP sets aside a pool of funds based upon the amount by which the Fund's per Unit distributions exceed certain per Unit distributable cash threshold amounts and Units are then purchased in the market using such pool of funds. The Trustees believe that it would be in the Fund's best interest to amend the LTIP to permit Units to be purchased from the Fund's treasury. The Trustees believe that this would provide the Compensation and Governance Committee with more flexibility in administering the LTIP because it would have the ability to direct the trustee of the LTIP to make Unit purchases in the market, from the Fund's treasury or in part in the market and in part from the Fund's treasury, as the Compensation and Governance Committee deems appropriate in the circumstances. In addition, management of Liquor Stores GP, the administrator of the LTIP, has advised the Trustees that the administrative costs associated with purchasing Units from the Fund's treasury would be lower than the administrative costs associated with purchasing Units in the market. The Trustees believe that achieving the Fund's incentive objectives in the most cost efficient manner possible is in the best interests of both the Fund and the Unitholders.

Based on the foregoing, the Trustees have approved amendments to the LTIP permitting up to 400,000 Units to be issued from the Fund's treasury, or such greater number of Units as may be approved by the Trustees, the TSX and the Unitholders from time to time. Certain restrictions on the maximum number of Units that may be issued or made issuable to insiders from the Fund's treasury under the LTIP (and the Fund's other security based compensation arrangements from time to time, if any) have been added to the LTIP to conform to the TSX rules regarding security based compensation arrangements. In addition, certain related drafting, grammatical and consequential amendments have been made to the LTIP.

With the exception of the amendments described above, the material provisions of the LTIP will remain unchanged. Certain features of the LTIP are summarized below:

- directors, officers and other senior management employees (as determined by the Compensation and Governance Committee) of Liquor Stores GP or one of its affiliates (including Liquor Stores LP) are eligible to participate in the LTIP;
- as at the date hereof, the up to 400,000 Units issuable from the Fund's treasury pursuant to the LTIP represents approximately 3.35% of the aggregate of (i) the Fund's outstanding Units, and (ii) Liquor Stores LP's outstanding Exchangeable LP Units and Subordinated LP Units (each of which is exchangeable for one Unit of the Fund on a one-for-one basis);
- as at the date hereof, other than the LTIP, neither the Fund nor any of its affiliates has a security based compensation arrangement in place;
- as at the date hereof, no Units have been issued from the Fund's treasury under the LTIP;

- the LTIP provides that the aggregate number of Units: (i) issued to insiders of the Fund from the Fund's treasury within any one year period; and (ii) issuable to insiders of the Fund from the Fund's treasury at any time; under the LTIP, or when combined with all of the Fund's other security based compensation arrangements (if any), cannot exceed 10% of the aggregate of (x) the Fund's issued and outstanding Units from time to time, and (y) any issued and outstanding securities of the Fund's affiliates that are exchangeable, directly or indirectly, for Units (including the Exchangeable LP Units and the Subordinated LP Units of Liquor Stores LP);

- other than as described above, the LTIP does not limit the maximum number of Units that any one person or company is entitled to receive under the LTIP;

- Units purchased from treasury under the LTIP will be purchased at a price per Unit equal to the volume weighted average trading price of the Units (calculated by dividing the total value by the total volume of Units traded for the relevant period) on the TSX for the five trading days immediately preceding the date of issue of Units from treasury pursuant to the LTIP (the "**Market Price**");

- unless otherwise specified by the Compensation and Governance Committee at the time of the grant of a right to a participant in the LTIP, one-third of the Units that are the subject of a right shall vest in the participant on the date of grant and on each of the second and third anniversary of the date of grant;

- if an LTIP participant resigns or is terminated with cause, then all outstanding rights held by such participant, and all right and interest in any unvested units or distributions thereon held in the account of the participant, shall immediately expire;

- if a participant dies, becomes disabled, retires at normal retirement age or is terminated without cause, then all outstanding rights held by such participant shall expire and all right and interest in any unvested units or distributions thereon held in the account of the participant shall immediately vest in the participant;

- the interest of any participant under the LTIP or in any right granted thereunder shall not be transferable or alienable by the participant, either by pledge, assignment or in any other manner, and after his or her lifetime shall enure to the benefit of and be binding upon the participant's beneficiary;

- unless the TSX or any other regulatory authority having jurisdiction requires otherwise, the LTIP can be amended by the Compensation and Governance Committee without receiving securityholder approval in respect of all matters other than (i) increasing the maximum number of Units reserved for issuance from the Fund's treasury under the LTIP, and (ii) issuing Units pursuant to the LTIP from the Fund's treasury at an issue price lower than the Market Price of the Units at the time the Units are issued. Notwithstanding the foregoing, the Compensation and Governance Committee can not amend, suspend or discontinue the LTIP prior to September 28, 2007, except for: (i) amendments made with the consent of all of the LTIP participants; (ii) amendments removing any inconsistencies or conflicts in the LTIP or making minor changes or corrections that, in the opinion of the Compensation and Governance Committee, are necessary or desirable; and (iii) amendments which do not adversely alter or impair any right or unvested Unit previously granted to a participant or the existing rights of a participant under the LTIP;

- if the Fund merges into any other entity or if the Fund sells the whole or substantially the whole of its assets and undertaking for securities of another trust, a corporation or other person (other than to an affiliate of the Fund) or upon any other form of business combination involving the Fund, the Fund's "fiscal year" for the purposes of the LTIP shall be deemed to end on the last day of the month prior to the effective date of the merger, business combination or sale, the "base distribution" as calculated under the LTIP shall be prorated for the number of months in the shortened fiscal year, the trustee of the LTIP shall use any funds paid to it under the LTIP to purchase or subscribe for additional Units, and all unvested Units shall vest immediately prior to the effective date of such merger, business combination or sale;

- if a takeover bid that is not exempt from the takeover bid requirements of applicable securities legislation is made for the Units, the Fund's "fiscal year" for the purposes of the LTIP shall be deemed to end on the last day of the month prior to the date the takeover bid is made, the "base distribution" for the purposes of the LTIP shall be prorated for the number of months in the shortened fiscal year, the trustee of the LTIP shall use any funds paid to it under the LTIP to purchase or subscribe for additional Units, and all unvested Units shall vest immediately. If for any reason such Units are not so tendered, or if

tendered, are not, for any reason, taken up and paid for by the offeror pursuant to the takeover bid, such Units shall be unvested and returned to the trustee of the LTIP; and

- appropriate adjustments to the number of Units are made by the Compensation and Governance Committee to give effect to adjustments in the number of Units resulting from subdivisions, consolidations or reclassifications of the Units, or other relevant changes, in the Fund. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Compensation and Governance Committee in its sole discretion, subject to acceptance by the TSX, if applicable.

For additional information in respect of the LTIP, see "Executive Compensation – LTIP Awards, Options and SARs, and Defined Benefit or Actuarial Plans".

Pursuant to the TSX rules, the amendments to the LTIP described above have been approved by a majority of the Trustees, subject to approval by the TSX. The TSX has conditionally approved the amendments described above, subject to the receipt of Unitholder approval. Accordingly, at the Meeting, Unitholders will be asked to consider, and if thought advisable approve, the following resolution:

> "BE IT RESOLVED THAT:
>
> 1. the amended and restated long term incentive plan (the "**LTIP**") of Liquor Stores Limited Partnership, which among other things, permits the issuance of up to 400,000 trust units of the Fund from treasury pursuant to the LTIP, all as described in the accompanying Information Circular, be and is hereby authorized and approved, subject to the receipt of the approval of the Toronto Stock Exchange;
>
> 2. the Fund be and is hereby authorized to reserve, authorize for issuance and issue up to 400,000 trust units of the Fund from treasury pursuant to the LTIP; and
>
> 3. any single trustee of the Fund and Liquor Stores GP Inc., as the administrator of the Fund, be and is hereby authorized and directed for and on behalf of the Fund, to do such things and execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions including, without limitation, resolutions authorizing any direct or indirect subsidiary entity of the Fund to do such things and execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions."

The Trustees believe that the above resolution is in the best interests of the Fund and recommend that Unitholders vote in favour of the resolution. In order for the foregoing resolution to be adopted, it must be passed by a simple majority of the votes cast by Unitholders who vote in person or by proxy at the Meeting. **The Trustee designees, if named as proxy, intend to vote such proxy in favour of the resolution referred to above unless a Unitholder has specified in such Unitholder's proxy that its Voting Units are to voted against the resolution. If no choice is specified by a Unitholder to vote for or against the resolution referred to above, the Trustee designees intend to vote in favour of the resolution.** If the amended and restated long term incentive plan of the Fund is not approved by Unitholders, the LTIP will continue in its current form and Units will continue to be purchased under the LTIP in the public market.

Amendments to the Fund's Amended and Restated Declaration of Trust

Background to the Proposal

Part of the Fund's growth strategy is to take advantages of opportunities in jurisdictions other than Alberta, including in British Columbia. Liquor Stores LP opened its first store in British Columbia in Victoria in June 2004, followed by the development of two additional stores in Kamloops and Richmond, which opened in May 2005. In October 2005, Liquor Stores LP completed the acquisition of two more stores in Vancouver. Management believes that British Columbia offers significant opportunities for expansion and intends to build on its market position by adding new stores through acquisitions and new store

development in British Columbia. Liquor Stores LP currently has one full time management employee dedicated to expanding operations in British Columbia and continues to monitor developments in other jurisdictions.

British Columbia has a partially privatized retail liquor industry and a unique regulatory regime, with both government and privately owned and operated retail liquor stores. The business of retailing liquor in British Columbia is shared between government owned and operated British Columbia Liquor Distribution Branch stores, privately owned and operated licensee retail stores ("**LRS**"), rural agency stores, manufacturers' stores, independent wine stores and duty free stores. At March 31, 2005, there were 534 privately owned and operated LRSs. However, no new LRS licenses are currently being issued. Therefore, anyone wishing to operate a liquor store in British Columbia must either enter into a third party operating agreement with a holder of an existing LRS license or acquire or otherwise invest in an entity holding an existing LRS license. In most cases, the holders of existing LRS licenses are businesses such as bars, cabarets, nightclubs, restaurants, pubs or hotels, as LRS licenses were generally issued only to existing license holders for these types of "primary" liquor establishments. Liquor Stores LP has historically entered into third party operating agreements with holders of existing LRS licenses pursuant to which it operates the license holder's retail liquor business. Liquor Stores LP has determined, however, that in order to facilitate its growth strategy in British Columbia in the most efficient manner possible, Liquor Stores LP may wish to acquire and/or invest in one or more holders of LRS licenses that have both a "primary" liquor establishment and a related liquor store operation. Although the Fund's amended and restated declaration of trust (the "**Fund Declaration**") permits the Fund to invest in entities conducting activities ancillary or incidental to the retail liquor business and such other investments as the Trustees may determine, the Trustees believe that it is prudent to seek Unitholder approval to amend the Fund Declaration to confirm that the Fund may invest in entities (directly or indirectly) that carry on certain businesses other than the retail liquor business, such as bars, cabarets, nightclubs, restaurants, pubs or hotels, but which hold or otherwise exercise control or direction over (or are eligible to apply for and acquire), LRS licenses. Such amendment will facilitate the Fund's growth strategy in British Columbia and other jurisdictions with similar regulatory regimes.

Proposed Amendment to the Fund's Declaration of Trust

Based on the foregoing, the Trustees propose to amend subsection 4.1(a) of the Fund Declaration as follows (the amendments appear as bold, underlined, italicized text):

> "The Trust is a limited purpose trust and its operations and activities are restricted to:
>
> (a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of the Operating Trust, the GP, Liquor Stores LP and other corporations, partnerships, trusts or other persons involved, directly or indirectly***: (i)*** in the retail liquor business (including the Company Stores)***; and (ii) in any other business whatsoever (including, without limitation, a bar, cabaret, nightclub, restaurant, pub or hotel) that permits or would permit the entity operating such business and/or one or more of the Fund's affiliates to hold or exercise control or direction over (or be eligible to apply for and acquire and thereafter hold or exercise control or direction over) a license (or similar or equivalent permit, right or entitlement) granted by the applicable regulatory authorities for the sale of liquor products (and any other products permitted to be sold by the license) for off-premises consumption and/or use;*** and all activities ancillary or incidental thereto and such other investments as the Trustees may determine;"

The operations and activities of LSOT and Liquor Stores LP are limited to substantially the same types of operations and activities that the Fund is currently limited to in the Fund Declaration. Therefore, if the Unitholders approve the special resolution authorizing the aforementioned amendments to the Fund Declaration, the Trustees intend, and Unitholders will authorize the Trustees, to vote the securities of LSOT held by the Fund to: (i) cause the trustees of LSOT to amend the amended and restated declaration of trust of LSOT; and (ii) cause LSOT and Liquor Stores GP to pass a special resolution of the partners of Liquor Stores LP authorizing amendments to the amended and restated limited partnership agreement of Liquor Stores LP; in each case to effect amendments substantially the same as those proposed to be made to the Fund Declaration and to confirm that Liquor Stores LP may carry on any business or activity in which the Fund or LSOT are permitted to invest, directly or indirectly.

Approval of the Proposed Amendment

The Fund Declaration provides that the Fund Declaration may only be amended by the Trustees upon approval of the Unitholders by special resolution. To be approved, the special resolution must be passed by the affirmative votes of the holders of more than 66 2/3% of the Voting Units represented at the meeting and voted upon such resolution.

Given the Fund's growth strategy in British Columbia and the current state of the regulatory regime in British Columbia, the Trustees have unanimously determined that the proposed amendments to the Fund Declaration are in the best interests of the Fund and the Unitholders, and unanimously recommend that Unitholders vote in favour of the special resolution to effect those amendments. The form of the special resolution is attached to this Information Circular as **Schedule "E"**. **The Trustee designees, if named as proxy, intend to vote such proxy in favour of the resolution referred to above unless a Unitholder has specified in such Unitholder's proxy that its Voting Units are to voted against the resolution. If no choice is specified by a Unitholder to vote for or against the resolution referred to above, the Trustee designees intend to vote in favour of the resolution.**

ADDITIONAL INFORMATION RESPECTING THE FUND

Under applicable securities legislation, the Fund is required to provide certain information with respect to the Fund, its Trustees and officers. The Fund, however, does not carry on business, does not have officers and is dependent for its results on the performance of Liquor Stores LP. Liquor Stores GP is responsible for administering the Fund and its business in accordance with the Administration Agreement. Consequently, in addition to the information relating to the Fund and Trustees, this Information Circular includes information relating to Liquor Stores GP and its directors and officers.

Administration Agreement

Under the Administration Agreement, Liquor Stores GP has agreed to provide or arrange for the provision of services required in the administration of the Fund (and LSOT) including those necessary to: (a) ensure compliance by the Fund with its continuous disclosure obligations under applicable securities legislation; (b) provide investor relations services; (c) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust; (d) convene meetings of Unitholders and distribute required meeting materials; (e) provide for the calculation of distributions to Unitholders; (f) attend to all administrative and other matters arising in connection with any redemptions of Units; (g) use its best efforts to ensure compliance with the Fund's limitations on non-resident ownership; (h) attend to all administrative matters in connection with the Note Indenture under which Notes of LSOT are issued to the Fund; and (i) provide general accounting, bookkeeping and administrative services to the Fund.

The administration of the Fund under the Administration Agreement may be terminated at any time by the Fund upon notice in writing to Liquor Stores GP and upon payment to Liquor Stores GP of all costs and expenses incurred by Liquor Stores GP in terminating contracts entered into by Liquor Stores GP with the approval of the Fund for the performance by Liquor Stores GP of its duties under the Administration Agreement. All expenses incurred by Liquor Stores GP and attributable to the exercise of its duties in the administration of the Fund are the responsibility of Liquor Stores GP (and are reimbursed by Liquor Stores LP) and no fee is payable to Liquor Stores GP for the services provided by it to the Fund under the Administration Agreement.

Directors of Liquor Stores GP

Pursuant to the provisions of a Securityholders Agreement, the board of directors of Liquor Stores GP currently consists of seven directors. For so long as the Vendors and certain permitted assignees (collectively, the "**Vendor Group**") hold, directly or indirectly, LP Units or Units representing, on a fully diluted basis, not less than 30% of the outstanding Units, the Vendor Group is entitled to nominate three individuals as directors to the board of directors of Liquor Stores GP, for so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing, on a fully diluted basis, less than 30% but not less than 20% of the outstanding Units on a fully diluted basis, the Vendor Group is entitled to nominate two individuals as directors to the board of directors of Liquor Stores GP and for so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing, on a fully-diluted basis, less than 20% but not less than 10% of the outstanding Units on a fully-diluted basis, the Vendor Group is entitled to nominate one individual as a director to the board of directors of Liquor Stores GP, and LSOT is required to vote its shares of Liquor Stores GP in favour of such individuals.

In the following table, for each person proposed to be nominated for election as a director of Liquor Stores GP is stated his name, municipality of residence, the period or periods during which he has served as a director, his principal occupation, his other public entity directorships and the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed by him, as at the date hereof:

Name and Municipality of Residence (1)	Period of Service as a Director	Principal Occupation and Other Public Directorships (1)	Number of Voting Units (2)
Henry Bereznicki, P Eng, MBA(4) Edmonton, Alberta	Since August 2004	Chairman and Director of Store Acquisitions and Development of Liquor Stores GP and President, Western Region, Sterling Centrecorp Inc. (real estate investment and services company).	See Note (6)
R. John Butler, Q.C.(3)(5) Edmonton, Alberta	Since August 2004	Counsel, Bryan & Company (law firm). Mr. Butler is also a director of TELUS Corporation.	20,000 Units
Jim Dinning (3)(5) Calgary, Alberta	Since August 2004	Chairman, Western Financial Group (Financial services company). Mr. Dinning is also a director of Finning International Inc., Shaw Communications Inc., Russel Metals Inc., Oncolytis Biotech Inc., JED Oil Inc., Western Financial Group Inc. and Parkland Income Fund.	4,000 Units
Robert S. Green, LLB(3) Toronto, Ontario	Since August 2004	President and Chief Operating officer, Sterling Centrecorp Inc. (real estate investment and services company). Mr. Green is also a director of Sterling Centrecorp Inc.	See Note (7)
Glen H. Heximer, CA (3)(5) St. Albert, Alberta	Since August 2004	Consultant and Business Advisor. Retired Partner Ernst & Young LLP.	2,500 Units
Irving Kipnes, P. Eng. (4) Edmonton, Alberta	Since August 2004	President and Chief Executive Officer of Liquor Stores GP and President and Managing Director of the Delcon Development Group of Companies (real estate development).	2,018,644 Units (8)
David B. Margolus, Q.C. (3) Edmonton, Alberta	Since August 2004	Counsel, Witten LLP (law firm). Mr. Margolus is also a director of XS Cargo Income Fund.	See Note (9)

Notes:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Fund, has been furnished by the respective directors individually.

(2) The information as to the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed, not being within the knowledge of the Fund, has been based upon reports filed with the Alberta Securities Commission.

(3) Nominee of the Fund.

(4) Nominee of the Vendor Group (the members of which in aggregate beneficially own or exercise control or direction over 3,309,358 Special Voting Units).

(5) Member of the Compensation and Governance Committee of Liquor Stores GP.

(6) Mr. Bereznicki, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 42.75% of the outstanding shares of Liquor World, which owns beneficially, directly or indirectly, or exercise control or direction over 585,443 Special Voting Units.

(7) Mr. Green, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 10.01% of the outstanding shares of Liquor World, which owns beneficially, directly or indirectly, or exercise control or direction over 585,443 Special Voting Units.

(8) Mr. Kipnes, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 64.04% of the outstanding shares of Liquor Depot, which owns beneficially, directly or indirectly, or exercises control or direction over 2,018,644 Special Voting Units.

(9) Mr. Margolus, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 14.23% of the outstanding shares of Liquor Depot which owns beneficially, directly or indirectly, or exercises control or direction over 2,018,644 Special Voting Units.

A "Record of Attendance by Trustees and Directors" at meetings of the Trustees and their committees for the year ended December 31, 2005 is set out in **Schedule "B"** hereto.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of the compensation earned by the Chief Executive Officer and each Chief Financial Officer of Liquor Stores GP, and each of the two most highly compensated executive officers of Liquor Stores GP, other than the Chief Executive Officer and Chief Financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose salary and bonus exceeds $150,000 (the **"Named Executive Officers"**):

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Units Subject to Resale Restrictions	LTIP Payouts	All Other Compensation
Henry Bereznicki [1] Chairman and Director of Store Acquisitions and Development	2005 2004	$50,000 $13,014[4]	$100,000 -	- -	- -	- -	- -	- -
Irving Kipnes [1] President and Chief Executive Officer	2005 2004	$50,000 $13,014[4]	[2] -	- -	- -	- -	- -	- -
Richard J. Crook [1] Executive Vice President and Chief Operating Officer	2005 2004	$200,000 $52,055[4]	$150,000[5] $25,000	$9,448[7] $2,436[7]	-	-	-	-
Tom Orysiuk [1] Vice President Finance and Chief Financial Officer	2005 2004	$116,073 $31,232[4]	$42,000[6] -	-	-	-	-	-
Tom Thorvaldson [3] Interim Chief Financial Officer	2005	$30,950						

Notes:

(1) The employment of Messrs. Bereznicki, Kipnes, Crook and Orysiuk commenced on September 28, 2004. Mr. Orysiuk's employment ceased November 10, 2005.
(2) Mr. Kipnes waived his $100,000 bonus award.
(3) Mr. Thorvaldson was Interim Chief Financial Officer from October 17 to December 31, 2005. His successor, Mr. Patrick de Grace, commenced employment January 1, 2006.
(4) Reflects amounts paid for the period from September 28, 2004 to December 31, 2004.
(5) Includes Mr. Crook's bonus award as set out in his employment agreement and an additional $50,000 in respect of store acquisitions and development.
(6) Bonus awarded Mr. Orysiuk for the period July 1, 2004 to June 30, 2005.
(7) Represents amounts paid for company owned vehicle and health club membership.

Compensation of Trustees and Directors

The compensation for Trustees and directors of Liquor Stores GP is $20,000 per Trustee or director per year (without duplication) and $1,250 per Trustee or director of Liquor Stores GP for attending meetings of the Trustees or the board of directors of Liquor Stores GP, as the case may be, provided that no compensation is paid to the nominees of the Vendor Group for serving as directors of Liquor Stores GP or attending board or committee meetings. The chair of the Trustees and the chairs of each committee of the Trustees or (without duplication of fees) committees of the board of directors receive an additional $5,000 per year in respect of chair duties. The Fund and Liquor Stores GP also reimburse Trustees and directors for out-of-pocket

expenses for attending meetings. No directors' compensation is paid to Trustees who are employees or members of management of Liquor Stores GP or Liquor Stores LP. No additional compensation is paid to Trustees for also serving as trustees of LSOT. The aggregate amount earned by the Trustees and directors of Liquor Stores GP as compensation, in their capacity as such, during the financial year ended December 31, 2004 was $251,250.

LTIP Awards, Options and SARs, and Defined Benefit or Actuarial Plans

The Fund and its subsidiaries do not grant options or share appreciation rights ("**SARs**"), and do not have a defined benefit or actuarial plan.

Liquor Stores LP has established a long-term incentive plan ("**LTIP**") in which key senior management of Liquor Stores GP and Liquor Stores LP and the directors, officers and management of their affiliates are eligible to participate. The purpose of the LTIP is to provide eligible participants with compensation opportunities that will encourage ownership of Units, enhance Liquor Stores LP's ability to attract, retain and motivate key personnel, and reward key senior management for significant performance and associated per Unit cash flow growth of the Fund. Pursuant to the LTIP, Liquor Stores LP will set aside a pool of funds based upon the amount by which the Fund's per Unit distributions exceed certain per Unit distributable cash threshold amounts. Such Units will then be purchased in the market with such pool of funds and will be held until such time as ownership vests to each participant. The Compensation and Governance Committee of Liquor Stores GP administers the LTIP. The board of directors of Liquor Stores GP or the Compensation and Governance Committee has the power to, among other things, (i) determine those individuals who will participate in the LTIP, (ii) the level of participation of each participant and (iii) the time or times when ownership of the Units will vest for each participant.

The LTIP currently provides for awards that may be earned based on the amount by which distributable cash exceeds a base distribution threshold of $1.00 per Unit per annum. The percentage amount of that excess which forms the LTIP incentive pool is determined in accordance with the table below:

Percentage by which Distributable Cash per Unit Exceeds Base Distribution Threshold	Proportion of Excess Distributable Cash Available for LTIP Payments [1]
5% or less	nil
Greater than 50% and up to 10%	10% of any excess of 5%
Greater than 10% and up to 20%	10% of any excess of 5% plus 20% of any excess of 10%
Greater that 20%	10% of any excess over 5%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%

Note:

(1) Annualized for fiscal periods of less than 12 months.

The base distribution threshold is subject to adjustment by the Compensation and Governance Committee from time to time. The board of directors of Liquor Stores GP or the Compensation and Governance Committee may also in the future establish other incentive based compensation plans.

An accrual of $17,217 was made during 2005 for the LTIP as the distributable cash flow per unit exceeded the base distribution by $0.05 per Unit. It is anticipated that LTIP awards may be made during 2006 in respect of the 2006 fiscal year based on a variety of factors including financial targets and personal objectives.

Termination of Employment, Change in Responsibilities and Employment Contracts

All of the Named Executive Officers are parties to employment agreements with Liquor Stores GP, which outline the terms and conditions of their employment. These agreements generally provide for minimum base salaries, which in the case of Messrs. Bereznicki and Kipnes are $50,000 each, in the case of Mr. Crook is $240,000 and in the case of Mr. de Grace is $180,000. The contracts also provide that the Named Executive Officers are entitled to participate in any long-term incentive plan (including the LTIP) from time to time and to receive annual discretionary bonuses. Mr. Crook is entitled to a bonus of up to 50% of his annual salary based on the achievement of certain key objectives to be established annually. Mr. de Grace is entitled to a bonus of up to 30% of his annual salary based on the achievement of certain key objectives to be established annually.

The agreements with Messrs. Bereznicki and Kipnes provide that they are to receive identical remuneration (including salary, benefits, bonus, and participation in the LTIP) for so long as they continue in their present positions with Liquor Stores GP, with Messrs. Bereznicki and Kipnes to make joint recommendations with respect to such remuneration.

The agreements with Messrs. Bereznicki and Kipnes continue until December 31, 2009 but may be terminated earlier by Liquor Stores GP for just cause. Mr. Bereznicki or Mr. Kipnes may terminate his agreement at any time after December 31, 2006 on not less than sixty (60) days notice. Mr. Crook's agreement is for an indefinite term but may be terminated by Liquor Stores GP at any time for just cause or without cause on payment of an amount equal to two times Mr. Crook's average annual remuneration (including salary, bonus, LTIP and benefits) over the preceding three years. Mr. Crook is also entitled to a payment of two times his average annual remuneration if he resigns or his employment is terminated within one year of a "change of control" (as defined in the agreement) of Liquor Stores GP. Mr. de Grace's agreement is for an indefinite term but may be terminated by Liquor Stores GP at any time for just cause or without cause on payment of an amount equal to Mr. de Grace's average annual remuneration (including salary, bonus, LTIP and benefits) over the preceding three years (one and one-half times his average annual remuneration after December 31, 2008). Mr. de Grace is also entitled to a payment equal to (one and one-half times after December 31, 2008) his average annual remuneration if he resigns or his employment is terminated within one year of a "change of control" (as defined in the agreement) of Liquor Stores GP.

Except as described above, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Fund or its subsidiaries, including periodic payments or instalments, in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of the Fund or any of its subsidiaries or a change in the Named Executive Officer's responsibilities following a change in control.

Trustees', Directors' and Officers' Liability Insurance

The Fund, LSOT, Liquor Stores GP and Liquor Stores LP maintain policies of insurance for their trustees, directors and officers, as applicable. The aggregate limit of liability applicable to the insured trustees, directors and officers under the policies is $10 million. Under the policies, each entity has reimbursement coverage to the extent that it has indemnified the trustees, directors and officers in excess of a deductible of $50,000. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Fund and its subsidiaries. The total limit of liability is shared among the insured entities and their respective trustees, directors and officers so that the limit of liability is not exclusive to any one of the entities or their respective trustees, directors and officers. The annual premium in the current financial year is $68,000. The premiums for the policy are not allocated between the insured trustees, directors and officers as separate groups.

Composition of the Compensation and Governance Committee

The Compensation and Governance Committee of Liquor Stores GP has the responsibility to review and make recommendations to the board of directors concerning the compensation of the executive officers of Liquor Stores GP. The Compensation and Governance Committee is comprised of three members: R. John Butler (Chair), Jim Dinning and Glen H. Heximer. No member of the Compensation and Governance Committee is an officer, employee or former officer or employee of the Fund or any of its subsidiaries.

Report on Executive Compensation

The Compensation and Governance Committee's executive compensation philosophy is guided by its objective to obtain and retain executives critical to the success of Liquor Stores LP.

The compensation of the Named Executive Officers consists of three principal elements: salary, bonus and LTIP awards. The initial compensation levels were determined by the Board of Directors of Liquor Stores GP in connection with or following the completion of the Fund's initial public offering on September 28, 2004. Base salaries are paid to the Named Executive Officers in accordance with each of their employment agreements described under "Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts". The salaries provided for in the employment agreements were determined based on, among other things, individual performance and responsibilities, compensation paid to executives of other organizations of similar size and complexity, and, in certain cases, the salary paid to such persons by Liquor Depot or Liquor World prior to the indirect acquisition by the Fund of the Business.

In addition, each Named Executive Officer is entitled to participate in a bonus plan and receives a bonus of up to a specified percentage of his base salary based upon annual profits and distributable cash.

An accrual of $17,217 was made during 2005 for the LTIP as the distributable cash flow per unit exceeded the base distribution by $0.05 per Unit. It is anticipated that LTIP awards may be made during 2006 in respect of the 2006 fiscal year based on a variety of factors including financial targets and personal objectives.

The compensation of the Chief Executive Officer, Mr. Kipnes, is comprised of a base salary, bonus (waived by Mr. Kipnes until after December 31, 2005) and participation in the LTIP.

The base salary for Mr. Kipnes was determined by the Board of Directors of Liquor Stores GP in connection with the Fund's initial public offering on September 28, 2004 as described under "Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts".

When reviewing the salary of the Chief Executive Officer in future years, the Compensation and Governance Committee will consider, among other things, the performance of the business, individual performance, as well as compensation practices of comparable organizations.

Submitted by:

R. John Butler (Chair)
Jim Dinning
Glen H. Heximer

Performance Graph

The following chart compares the cumulative total unitholder return, including the reinvestment of distributions, from September 28, 2004, the date upon which the Fund completed its initial public offering and the Units were first listed on the TSX, for $100 invested in the Units of the Fund with the cumulative total return from the S&P/TSX Canadian Income Trust Index (Total Return) and the S&P/TSX Composite Index:


210
200
190
180
170
160
150
140
130
120
110
100
90
September-04
December-04
March-05
June-05
September-05
December-05
The Fund
S&P/SX Composite TR
S&P/TSX Income Trust TR

Performance Graph Values

	September 28, 2004	December 31, 2004	December 31, 2005
Liquor Stores Income Fund (Total Return)	$100	$147.62	$187.98
S&P/TSX Canadian Income Trust Index (Total Return)	$100	$111.24	$145.70
S&P/TSX Composite Index	$100	$109.37	$135.75

Actual Values

	September 28, 2004	December 31, 2004	December 31, 2005
Liquor Stores Income Fund (Total Return)	$10.00	$14.76	$18.80
S&P/TSX Canadian Income Trust Index (Total Return)	158.06	175.83	230.30
S&P/TSX Composite Index	19,607.99	21,144.89	26,618.80

SECURITIES AUTHORIZED FOR ISSUANCE UNDER UNIT COMPENSATION PLANS

At December 31, 2005, the Fund did not have a compensation plan under which Units of the Fund were authorized for issuance. On April 13, 2006, the Trustees of the Fund approved (subject to the receipt of TSX approval and Unitholder approval) the reservation and issuance of up to 400,000 Units from the Fund's treasury pursuant to Liquor Stores LP's LTIP. For details

regarding the LTIP and the proposed amendments thereto, see "Matters to be Acted Upon at the Meeting – Amendment of Long Term Incentive Plan" and "Executive Compensation – LTIP Awards, Options and SARs, and Defined Benefit or Actuarial Plans".

INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

There is no indebtedness outstanding on the date hereof owed to (i) the Fund and any of its subsidiaries, or (ii) another entity where that indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries, by any present or former trustees, directors, executive officers and employees, as applicable, of the Fund and its subsidiaries in connection with (i) the purchase of securities, or (ii) all other indebtedness, other than routine indebtedness.

Indebtedness of Trustees, Directors and Executive Officers under Securities Purchase and Other Programs

Since the commencement of the Fund's most recently completed financial year, there has been no indebtedness outstanding owed to (i) the Fund or any of its subsidiaries, or (ii) another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries, other than routine indebtedness, by any individual who is, or at any time during the Fund's most recently completed financial year was, a trustee, director or executive officer, as applicable, of the Fund or Liquor Stores GP, each proposed nominee for election as a Trustee of the Fund or a director of Liquor Stores GP, and each associate of any such trustee, director, executive officer or proposed trustee or director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below and elsewhere in this Information Circular, no informed person of the Fund, nor any proposed Trustee, nor any associate or affiliate of any informed person or proposed Trustee, has any material interest, direct or indirect, in any transaction since the commencement of the Fund's last financial year or in any proposed transaction which has materially affected or would materially affect the Fund or any of its subsidiaries.

1. The following agreements were entered into in connection with the completion of the Fund's initial public offering and the acquisition of the Business by Liquor Stores LP on September 28, 2004:

    (a) *Acquisition Agreements* – Liquor Stores LP and the Vendors, including Liquor Depot and Liquor World, entered into Acquisition Agreements pursuant to which Liquor Stores LP acquired the Business from the Vendors. Pursuant to the Purchase Agreements, the Vendors received approximately $55.45 million, before adjustments and 4,200,000 LP Units.

    (b) *Limited Partnership Agreement* –The Vendors became a party to the limited partnership agreement of Liquor Stores LP (and became partners of Liquor Stores LP). This agreement governs, among other things, the distributions to be made to the Fund and to the Vendors by Liquor Stores LP, and the subordination of the distributions to be made to the Vendors to the distributions to be made to the Fund.

    (c) *Non-Competition Agreements* – Each of Henry Bereznicki and Irving Kipnes entered into non-competition agreements with Liquor Stores LP.

    (d) *Exchange Agreement* – The Fund, LSOT, Liquor Stores GP, Liquor Stores LP, and the Vendors entered into an Exchange Agreement. The Exchange Agreement, among other things, grants to the Vendors the right to exchange, all or any portion, of their LP Units for Units.

    (e) *Securityholders Agreement* – The Fund, LSOT, Liquor Stores LP, Liquor Stores GP and the Vendors entered into a Securityholders Agreement governing their security holdings in, and the business and affairs of, Liquor Stores GP and Liquor Stores LP.

More detailed summaries of these agreements are contained in the annual information form of the Fund which, together with copies of the agreements, may be viewed on the SEDAR website at www.sedar.com.

2. Mr. Margolus is counsel to Witten LLP, which firm receives fees for legal services provided to the Fund and its subsidiaries.

3. Seven of Liquor Stores LP's stores are located in shopping centres formerly owned by entities of which Mr. Kipnes is an officer, director or shareholder, or entities of which Messrs. Bereznicki and Green are or were officers and/or directors.

4. Liquor Stores LP leases its warehouse premises from a company owned by the family of Mr. Margolus. One of Liquor Stores LP's stores is leased from an entity in which Messrs. Bereznicki and Green are shareholders.

5. Entities of which one or more directors of Liquor Stores GP are directors, officers or shareholders currently manage the shopping centres at which three of Liquor Stores LP's stores are located.

6. A company controlled by I. Kipnes has been contracted to assist in supervising new store construction and the renovation of acquired stores at industry rates.

MANAGEMENT CONTRACTS

There are no management functions of the Fund or any of its subsidiaries that are to any substantial degree performed by a person other than the Trustees, directors or executive officers, as applicable, of the Fund or a subsidiary, other than the services provided by Liquor Stores GP to the Fund and LSOT pursuant to the Administration Agreement.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Trustees know of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the Trustee representatives named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Fund's audited consolidated financial statements and management's discussion and analysis for the Fund's most recently completed financial year. A copy of the Fund's financial statements and management's discussion and analysis is available upon written request to the Chief Financial Officer of Liquor Stores GP at Liquor Stores GP, Suite #1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the Trustees.

DATED this 13th day of April, 2006.

By Order of the Trustees

(signed) "*Jim Dinning*"
Chairman, The Board of Trustees
Liquor Stores Income Fund

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In January 2004, the Canadian Securities Administrators (the "**CSAs**") adopted Multilateral Instrument 52-110 *Audit Committees* and certain amendments were made to such instrument effective June 30, 2005 (the "**CSA Audit Committee Rules**"). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. Reference is made to the section entitled "Audit Committee" of the Annual Information Form of the Fund dated March 24, 2006, available on SEDAR at www.sedar.com and which may be obtained free of charge, on request, from the Secretary of the Fund.

In 2005, the CSAs also adopted Multilateral Instrument 58-101 *Disclosure of Corporate Governance Practices* (the "**CSA Disclosure Instrument**") and National Policy 58-201 *Effective Corporate Governance* (the "**CSA Governance Policy**"). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make prescribed disclosure regarding their governance practices. The Fund believes that its corporate governance practices meet the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.

Because of the Fund's structure, its approach to governance is best addressed jointly by the Trustees and the board of directors (the "**Board of Directors**" or the "**Board**") of Liquor Stores GP. The Fund is a trust created to hold, directly or indirectly, the securities of Liquor Stores LP and does not conduct any active business. The active business of Liquor Stores LP is managed by Liquor Stores GP, as general partner of Liquor Stores LP. The business of Liquor Stores GP is overseen by the Board of Directors and its committees. The committees report and recommend actions to the Board of Directors and, as needed, to the Trustees. The Trustees are also members of the Board of Directors, facilitating reporting and information exchange.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
1. Board of Directors		
(a) Disclose the identity of directors who are independent.	Yes	All three (3) of the Trustees are "independent" within the meaning of the CSA Disclosure Instrument. They are R. John Butler, Jim Dinning and Glen H. Heximer. Of the seven (7) members of the Board of Directors of Liquor Stores GP, five (5) directors are "independent" within the meaning of the CSA Disclosure Instrument. They are R. John Butler, Jim Dinning, Glen H. Heximer, Robert S. Green and David Margolus. Messrs. Green and Margolus, together with their associates and affiliates, are, directly or indirectly, shareholders of certain of the Vendors from whom Liquor Stores LP acquired the Business on September 28, 2004 and which continue to hold exchangeable and subordinated partnership units of Liquor Stores LP and special voting units of the Fund. In addition, Mr. Margolus is counsel to Witten LLP, which firm receives fees for legal services provided to the Fund and its subsidiaries, a company owned by family members of Mr. Margolus leases warehouse premises to Liquor Stores LP and Mr. Green is a shareholder of an entity from which Liquor Stores LP leases one of its stores. The Trustees have concluded, however, that these relationships cannot reasonably be expected to interfere with the exercise of independent judgement by Messrs. Green and Margolus and accordingly that each of Mr. Green and Mr. Margolus is "independent" within the meaning of the CSA Disclosure Instrument.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	Two (2) of the directors, Messrs. Bereznicki and Kipnes are officers of Liquor Stores GP and therefore do not qualify as "independent" within the meaning of the CSA Disclosure Instrument.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.	Yes	All of the three (3) current Trustees (and Trustee nominees) are independent. Five (5) of Liquor Stores GP's seven (7) current directors (and director nominees) are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	The reporting issuer directorships of all Trustee and director nominees are described on pages 4 and 6, respectively, of this Information Circular.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The Trustees, all of whom are independent and all of whom are also members of the Board of Directors, meet at each regularly scheduled Liquor Stores GP meeting (in their capacity as directors) without management under the chairmanship of the independent Chair of the Trustees. Four (4) such meetings were held in 2005.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Yes	Jim Dinning is the Chair of the Trustees. Mr. Dinning is independent within the meaning of the CSA Disclosure Instrument. The Chair: (i) meets with the other Trustees at each regularly scheduled Trustee meeting; (ii) holds additional meetings with the Trustees at the request of any such Trustee; and (iii) communicates to the Trustees any comments, questions or suggestions of such Trustees. Henry Bereznicki is the Chair of the Board. Mr. Bereznicki is not independent within the meaning of the CSA Disclosure Instrument. However, five (5) of Liquor Stores GP's seven (7) current directors (and director nominees) are independent and the Compensation and Governance Committee of Liquor Stores GP is composed entirely of "independent" directors within the meaning of the CSA Disclosure Instrument. In addition, the independent members of the Board of Directors meet regularly without management or non-independent directors present.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Yes	The record of attendance of Trustees and directors at Trustee, Board and committee meetings during 2005 is set forth in **Schedule "B"** to this Information Circular.
2. **Board Mandate** - Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Trustees have adopted a formal Trustees mandate, which is attached to this Information Circular as **Schedule "C"**. The Board of Directors has adopted a formal board mandate, which is attached to this Information Circular as **Schedule "D"**. The mandate of the Trustees states that, among other things, the Trustees are responsible for the stewardship of the Fund, including approving its overall strategic direction. Pursuant to the Fund's Declaration of Trust, the Trustees are responsible for supervising the activities and managing the investments and affairs of the Fund. Liquor Stores GP

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
		manages the business and affairs of Liquor Stores LP and the Board of Directors is responsible for managing the business and affairs of Liquor Stores GP. The Board of Directors holds regular meetings to review the business and affairs of Liquor Stores LP and to make decisions relating thereto. The Board of Directors, in conjunction with management, participates in the strategic planning process, identifies the principal risks of the business and seeks to implement appropriate systems to manage these risks, as well as seeking to ensure the integrity of the internal controls and management information systems of Liquor Stores LP. The Trustees fulfill their oversight of the strategic planning process through their participation on the Board of Directors. The Fund's business is administered by Liquor Stores GP, as administrator of the Fund.
3. **Position Descriptions**		
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes	The Trustees have adopted formal terms of reference for the Chair of the Trustees and Trustee committee chairs. The Board of Directors has adopted formal terms of reference for the chair of the Board of Directors and Board committee chairs. The terms of reference of the Chair of the Trustees states that the Chair's primary role is managing the affairs of the Trustees including leading the Trustees in their proper organization, effective functioning and meeting their obligations and responsibilities. The Trustees expect the Chair to provide leadership to enhance Trustees effectiveness and to facilitate their work as a cohesive group. The Chair of the Trustees also acts as a liaison between the Trustees and management of Liquor Stores GP, as administrator of the Fund, which involves working with the Chief Executive Officer (the "**CEO**") of Liquor Stores GP. The terms of reference of the Chair of the Board states that the Chair's primary role is managing the affairs of the directors including leading the directors in their proper organization, effective functioning and meeting their obligations and responsibilities. The directors expect the Chair to provide leadership to enhance Board effectiveness and to facilitate their work as a cohesive group. The Chair of the Board also acts as a liaison between the Board of Directors and management, which involved working with the CEO.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
		The mandates of each committee chair provide that each Chair's primary role is managing the affairs of his respective committee, including leading the committee in its proper organization, effective functioning and meeting its obligations and responsibilities. Like the Chair of the Trustees and the Chair of the Board, each committee chair is expected to provide leadership to enhance committee effectiveness and oversee the committee's discharge of its duties and responsibilities. Committee chairs must report regularly to the Trustees or the Board of Directors, as applicable, on the business of their committee.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes	The Board of Directors has adopted terms of reference for the CEO. The CEO's primary responsibilities include: (i) providing overall leadership and vision in developing, in concert with the Board, the strategic direction of Liquor Stores LP, (ii) providing overall leadership and vision in developing the tactics and business plans necessary to realize the objectives of Liquor Stores LP, and (iii) managing the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board, and financial and operational objectives are attained. The Board expects the CEO and his management team to be responsible for the management of Liquor Stores LP's strategic and operational agenda and for the execution of the decisions of the Board. The directors expect to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board or the Trustees, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by Liquor Stores GP or Liquor Stores LP which are not in the ordinary course of operations. In particular, the Board approves the appointment of all officers of Liquor Stores GP and the Board or the Trustees, as applicable, approve all material transactions. The Compensation and Governance Committee of Liquor Stores GP, together with the Chair of the Board and the CEO, develop each year goals and objectives that the CEO is responsible for meeting. The Compensation and Governance Committee and the Chair of the Board evaluate the CEO's performance in light of such goals and objectives and establish the CEO's compensation based on this evaluation. The corporate objectives that the CEO is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
4. Orientation and Continuing Education		
(a) Briefly describe what measures the board takes to orient new directors regarding	Yes	The Compensation and Governance Committee is responsible for developing, monitoring and reviewing the Fund's orientation and continuing education programs for Trustees and directors. Although there have been no changes in the composition of the Trustees or directors since the completion of the Fund's initial public offering on September 28, 2004, the Compensation and Governance Committee has developed the following orientation program.
(i) the role of the board, its committees and its directors, and		New Trustees and directors will be provided with extensive information on Liquor Stores LP's business, its strategic and operational business plans, its operating performance, its financial position and the governance system of the Fund and its subsidiaries. In addition, new Trustees and directors will meet individually with the CEO and other senior executives to discuss these matters.
(ii) the nature and operation of the issuer's business.		The program is designed to ensure that prospective candidates understand the role of the Trustees and the Board, as applicable, their respective committees and the contribution that individual Trustees and directors are expected to make, including, in particular, the personal commitment expected of Trustees and directors.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Yes	The Chair of the Trustees and the Chair of the Board, in consultation with the Compensation and Governance Committee, monitor and review the continuing education programs for Trustees and directors and ensure that Trustees and directors have access to education and information on an ongoing basis and as required. Senior management makes regular presentations to the Board and the Trustees on the main areas of the Fund's business.
5. Ethical Business Conduct		
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The Fund has adopted a Joint Code of Business Conduct (the **"Code"**).
(i) disclose how a person or company may obtain a copy of the code;		The Code is accessible on the Fund's website at www.liquorstoresgp.ca and on SEDAR at www.sedar.com. A paper copy is also available upon request from the Secretary of the Fund.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding		The Code is distributed to and signed by each of Liquor Stores GP's salaried employees when they are hired. In addition, Liquor Stores GP conducts an annual certification process to monitor compliance with the Code of Ethics and the Chief Operating Officer reports the results of such process

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
compliance with its code; and		to the Board and Trustees on an annual basis.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.		No material change report has been required or filed during 2005.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	In accordance with applicable law, when a conflict of interest arises, a Trustee or director, as applicable, is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chair of the Trustees or the Chair of the Board, as applicable, will ask the Trustee or director to leave the room during any discussion concerning such matter.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	In addition to monitoring compliance with the Code, the Fund and Liquor Stores GP have adopted various corporate policies, that enhance the awareness of the importance of ethical business conduct and provide both employees and non-employees with a mechanism for reporting unethical or questionable acts including the Joint Whistleblower Policy and the Joint Disclosure, Confidentiality and Trading Policy.
6. **Nomination of Directors**		
(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The Compensation and Governance Committee of the Board is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting Trustees and directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Trustees and directors and the circumstances and needs of the Fund and its subsidiaries. The committee identifies candidates qualified to become Trustees or Board members and selects or recommends that the Trustees select nominees for the next annual meeting of unitholders
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	Yes	The Compensation and Governance Committee is currently composed of three (3) directors, all of whom are "independent" within the meaning of the CSA Disclosure Instrument.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The Trustees have adopted a formal charter for the Compensation and Governance Committee. The charter of the Compensation and Governance Committee with respect to governance matters provide that the committee is responsible for overseeing the functioning and assessment of the Board and the committees of the Board and for the development, recommendation to the Board, implementation, and assessment of effective governance principles. Among other things, the committee is responsible for monitoring the composition and performance of the Board and its committees. The committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the circumstances and needs of Liquor Stores GP. The committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members. The Trustees fulfill this responsibility directly at the Fund level after participating in discussions as members of the Board of Directors and the Compensation and Governance Committee.
7. Compensation		
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	Yes	The compensation of the Board of Directors and senior officers is determined annually by the Board based on the reviews and recommendations of the Compensation and Governance Committee. The Compensation and Governance Committee reports its findings to the Trustees who fulfill this responsibility directly for the Fund
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	All members of the Compensation and Governance Committee are "independent" within the meaning of the CSA Disclosure Instrument.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	As noted above, the Board has adopted a formal charter for the Compensation and Governance Committee.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
		The charter of the Compensation and Governance Committee with respect to compensation matters provide that the committee's responsibilities include oversight of director and officer and employee remuneration and compensation, oversight of the evaluation of management of Liquor Stores GP, including the CEO and reviewing the effectiveness of Liquor Stores GP's human resources and development, succession planning and performance evaluation programs. The committee recommends the appointment of officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of Liquor Stores GP's officers, including recommending their compensation. In collaboration with the Chair of the Board, the committee also reviews the CEO's corporate goals and objectives and evaluates his performance in light of such goals and objectives. The committee also oversees management's implementation of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures with a view to enabling Liquor Stores GP to attract, motivate and retain quality executives and personnel. The Compensation and Governance Committee reports its findings to the Trustees who fulfill this responsibility directly for the Fund.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Not Applicable	
8. **Other Board Committees** — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	**Schedule "C"** to this Information Circular lists the committees of the Trustees and the Board and their composition. Each committee of the Trustees and the Board is composed entirely of "independent" directors within the meaning of the CSA Disclosure Instrument. The function of the Audit Committee and the Compensation and Governance Committee are described elsewhere in this **Schedule "A"**. The record of attendance at committee meetings is attached to this Information Circular as **Schedule "B"**.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
9. **Assessments** — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Yes	Since the completion of the Fund's initial public offering on September 28, 2004, the effectiveness and contribution of the Trustees, Board, committees, chairs and individual trustees and directors has not been formally assessed. However, commencing in 2006, and thereafter on an annual basis, an assessment of the performance and effectiveness of the Trustees, the Board, committees, the Chair of the Trustees, the Chair of the Board, committee chairs and individual Trustees and directors will be undertaken, led by the Compensation and Governance Committee of the Board.
The CSA Audit Committee Rules state that the audit committee must be composed of a minimum of three (3) members, who must be "independent" directors (as defined in those rules).	Yes	The Audit Committee of the Fund consists of three (3) Trustees, namely Messrs. Heximer (Chair), Butler and Dinning. The Trustees have determined that all members of the Audit Committee are "independent" within the meaning of that term in the CSA Audit Committee Rules.
The CSA Audit Committee Rules state that each audit committee member must be financially literate.	Yes	The Trustees have adopted the following definition of "financial literacy": "the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Fund's financial statements". All three (3) Trustees who constitute the Audit Committee are "financially literate" within the meaning of such definition.
The CSA Audit Committee Rules state that the audit committee must have a written charter that sets out its mandate and responsibilities.	Yes	The charter of the Audit Committee describes the role and oversight responsibilities of the Audit Committee. The primary function of the committee is to assist the Trustees in fulfilling their oversight responsibilities relating to: overseeing the integrity of the Fund's financial statements and financial reporting process, including the audit process and the Fund's internal accounting controls and procedures and compliance with related legal and regulatory requirements; overseeing the qualifications and independence of the Fund's external auditors (who report directly to the Audit Committee); overseeing the work of the Fund's financial management and external auditors in these areas; and providing an open avenue of communication between the external auditors, the Trustees, the Board, the trustees of Liquor Stores Operating Trust, Liquor Stores GP and the officers of Liquor Stores GP. The charter of the Audit Committee are attached as a schedule to the Annual Information Form of the Fund dated March 24, 2006, which is available on www.sedar.com and which may be obtained free of charge, on request, from the Secretary of the Fund.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
The CSA Audit Committee Rules state that an audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors' report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.	Yes	The charter of the Audit Committee state that the committee is responsible for recommending the external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence.
The CSA Audit Committee Rules state that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.	Yes	The charter of the Audit Committee provides that the committee is responsible for overseeing the external auditors including any disagreement with management and the resolution thereof.
The CSA Audit Committee Rules state that an audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer's external auditor.	Yes	The charter of the Audit Committee state that the committee determines which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, and overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors.
The CSA Audit Committee Rules state that an audit committee must review the issuer's financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer's public disclosure of financial information extracted or derived from the issuer's financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.	Yes	The charter of the Audit Committee provide that the committee is responsible for reviewing the annual and quarterly financial statements of the Fund and accompanying information including the Fund's MD&A disclosure, prior to their release, filing and distribution. The committee must also review the financial information contained in documents required to be disclosed or filed by the Fund before their disclosure or filing with regulatory authorities.
The CSA Audit Committee Rules state that an audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.	Yes	The charter of the Audit Committee provide that the committee must establish procedures for the confidential receipt, retention and treatment of complaints or concerns received by the Fund regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
The CSA Audit Committee Rules state that the audit committee must review and approve the issuer's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	Yes	The charter of the Audit Committee provide that the committee is responsible for reviewing hiring policies for employees or former employees of the Fund's firm of external auditors.
The CSA Audit Committee Rules state that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties, (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.	Yes	In performing its responsibilities, the Trustees or a committee of the Trustees may, as required, engage an outside adviser at the expense of the Fund. The charter of the Audit Committee states that the committee may obtain advice and assistance from outside legal, accounting or other advisors and has sole authority to retain and terminate any such advisor and to approve any such advisor's retention terms. the Fund must provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the committee.

SCHEDULE "B"

RECORD OF ATTENDANCE BY TRUSTEES AND DIRECTORS
For the year ended December 31, 2005

	Number of meetings attended	
Trustees	**Trustees**	**Committees**
R. John Butler, Q.C.	6 of 6	7 of 7
Jim Dinning	5 of 6	6 of 7
Glen H. Heximer	6 of 6	7 of 7

	Number of meetings attended	
Directors	**Directors**	**Committees**
Henry Bereznicki	9 of 9	N/A
R. John Butler	9 of 9	6 of 6
Jim Dinning	8 of 9	6 of 6
Robert S. Green	8 of 9	N/A
Glen H. Heximer	9 of 9	6 of 6
Irving Kipnes	8 of 9	N/A
David B. Margolus	9 of 9	N/A

Summary of Trustee, Director and Committee meetings held	
Trustees	6
Directors	9
Audit	7
Compensation and Governance	6

LIST OF COMMITTEE MEMBERS

AUDIT COMMITTEE
Glen H. Heximer, *Committee Chair*
R. John Butler
Jim Dinning

COMPENSATION AND GOVERNANCE COMMITTEE
R. John Butler, *Committee Chair*
Jim Dinning
Glen H. Heximer

SCHEDULE "C"

LIQUOR STORES INCOME FUND

MANDATE FOR THE BOARD OF TRUSTEES

The term "**Fund**" refers to Liquor Stores Income Fund, the term "**Board**" refers to the board of trustees of the Fund and the term "**Governance Agreements**" refers, collectively, to the **Declaration of Trust** of the Fund, the **Administration Agreement** between the Fund, Liquor Stores Operating Trust ("**LSOT**") and Liquor Stores GP Inc. (the "**GP**"), the **Securityholders Agreement** between the Fund, LSOT and the GP, Liquor Stores Limited Partnership (the "**LP**") and others, the **Exchange Agreement** between the Fund, LSOT, the GP, the LP and others and the **Limited Partnership Agreement** governing the LP.

The Board is elected by the unitholders and is responsible for the stewardship of the affairs of the Fund. The Board seeks to discharge such responsibility by reviewing and discussing the Fund's investments, and in particular the Fund's interest in the LP and the GP, and, as an investor, monitoring the stewardship of the GP by its board of directors, subject to the provisions of the Governance Agreements.

The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the Fund. To the extent within its authority to do so, the Board seeks to discharge this responsibility by satisfying itself as to the integrity of the senior management of the GP, as administrator (the "**Administrator**") of the Fund pursuant to the Administration Agreement, and, as an investor, monitoring the integrity of the senior management of the LP and the GP.

Although trustees may be elected by the unitholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Fund and unit holders must be paramount at all times.

DUTIES OF TRUSTEES

The Board discharges its responsibilities directly and through its committee, the Audit Committee (the "**Audit Committee**"). In addition to this regular committee, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board's primary role of overseeing the affairs of the Fund, principal duties include, but are not limited to the following categories:

Oversight of Administrator

1. In accordance with the Declaration of Trust and the Administration Agreement, the Board has delegated authority for certain management and administrative matters to the Administrator but has retained authority for the oversight of the overall management of the Fund. This delegation is summarized in the General Authority Guidelines in **Schedule "A"** that require either prior authorization by the Board or periodic review by the Board in respect of specified matters.

2. The Board has the responsibility for approving the appointment of any officers of the Fund (collectively, the "**Fund Officers**"), and approving the compensation of Fund Officers and employees, if any.

3. The Board may from time to time delegate authority to the Administrator, to Fund Officers, if any, or others as permitted by the Declaration of Trust. Matters that are outside the scope of the authority delegated to the Administrator or others and material transactions are reviewed by and subject to the prior approval of the Board.

Monitoring of Investments and Related Matters

4. As an investor, the Board will monitor and review the Fund's investments including its investments in LSOT and its indirect investments through LSOT in the LP and the GP and may question the strategies and plans of the LP and the GP.

5. The Board has the responsibility for monitoring the compliance by the LP and the GP with the Governance Agreements to which the Fund is a party.

6. The Board is responsible for considering appropriate measures it may take as an investor in the LP and the GP if the performance of the LP or the GP, as the case may be, falls short of its goals or other special circumstances warrant or if the LP or the GP does not fulfill its obligations under the Governance Agreements to which the Fund is a party.

Financial Performance and Financial and Other Reporting Matters

7. Based on the recommendations of the Audit Committee, the Board is responsible for approving the audited consolidated financial statements of the Fund and the notes and Management's Discussion and Analysis accompanying such consolidated financial statements.

8. The Board is responsible for reviewing and approving material transactions involving the Fund and those matters that the Board is required to approve under the Declaration of Trust including the payment of distributions, the issuance of trust units, acquisitions and dispositions of material assets by the Fund and material expenditures by the Fund.

Board Organization

9. The Board retains the responsibility for managing its own affairs including its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and trustee compensation.

10. The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, if any, the approval of interim financial results of the Fund, the conduct of performance evaluations and oversight of the Fund's internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Policies and Procedures

11. The Board is responsible for:

(a) approving and monitoring compliance with all significant policies and procedures by which the Fund is operated;

(b) approving policies and procedures designed to ensure that the Fund operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

(c) enforcing obligations of the trustees respecting confidential treatment of the Fund's proprietary information and Board deliberations.

12. The Board has approved a Joint Disclosure Policy respecting communications to the public.

Communications and Reporting

13. The Board is responsible for:

(a) overseeing the accurate reporting of the financial performance of the Fund to unitholders, other security holders and regulators on a timely and regular basis;

(b) overseeing that the financial results of the Fund are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c) ensuring the integrity of the internal control and management information systems of the Fund;

(d) taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Fund;

(e) reporting to unitholders on its stewardship as may be required under applicable securities laws and the rules of any stock exchange on which the Fund's units are listed for trading;

(f) overseeing the investor relations and communications strategy of the Fund; and

(g) overseeing the Fund's implementation of systems that accommodate feedback from unitholders.

SCHEDULE "A"

LIQUOR STORES INCOME FUND
GENERAL AUTHORITY GUIDELINES

AUTHORITY OF THE ADMINISTRATOR

The Fund does not have any officers or employees, other than the Chair of the Board, who is not an employee. As permitted by the Declaration of Trust, the Fund has retained the GP as Administrator pursuant to the Administration Agreement to provide or arrange for the provision of services required in the management administration of the Fund. An extract from the Administration Agreement setting out the specific services to be provided by the Administrator is attached as **Appendix "1"**.

The trustees have retained responsibility for oversight of the overall management of the Fund. This responsibility is subject to the provisions of the Declaration of Trust, the other Governance Agreements and applicable law.

MATTERS REQUIRING TRUSTEES OR COMMITTEE OF TRUSTEES APPROVAL OR REVIEW

I. Organizational Changes and Policy

1. Approve major changes to the organization of the Fund such as the creation or divestiture of significant investments or acquisitions.

2. Approve adoption of or changes to Fund policies with application to the conduct of trustees, including the Joint Disclosure Policy.

3. Review of adherence to the policies of the Fund.

4. Approve proposed changes to the Declaration of Trust or other Governance Agreements to which the Fund is a party.

II. Financial and Corporate

5. Upon receipt of a recommendation for approval from the Audit Committee, approve the Fund's annual audited consolidated financial statements, annual report, management proxy circular and annual securities law filings.

6. Upon receipt of a recommendation for approval from the Audit Committee, approve the Fund's interim consolidated financial statements and other reporting in accordance with the Fund's Joint Disclosure Policy and the Audit Committee Charter.

7. Upon receipt of a recommendation for approval from the CEO and CFO of the GP approve the declaration of distributions and changes to Fund policy in respect thereof.

8. Approve any distribution reinvestment plan.

9. Approve changes in authorized capital, listing of securities, issuance or repurchase of units, issuance, repurchase or redemption of debt securities and any prospectuses or circulars in connection therewith other than pursuant to redemptions in accordance with the Declaration of Trust.

10. Upon receipt of a recommendation for approval from the CEO and CFO of the GP approve material borrowing, hedging and granting of guarantees by the Fund, if any.

11. Review significant changes in the Fund's accounting practices or policies.

12. Review findings of any regulatory agencies concerning the financial information of the Fund and the Administrator's response.

13. Approve adoption of unit option, unit purchase or other unit based compensation arrangements, if any, that involve the issuance of units by the Fund or involve the purchase of units by the Fund.

III. External Auditors of the Fund

14. Approve appointment of external auditors of the Fund, establishment of their fees and annual audit plan.

15. Review independence of the Fund's external auditors.

16. Review findings of external audit review and the Administrator's response.

IV. Risk Management

17. Review the Fund's risk management and insurance coverages, if any.

18. Review the Fund's conduct of litigation that could materially affect the financial condition of the Fund.

19. Review effectiveness of the Fund's internal control procedures.

V. Management and Administration

20. Monitor the performance of the Administrator pursuant to the Administration Agreement.

21. As an investor, monitor and evaluate the Fund's investments including its investments in the LP and the GP.

22. Approve appointment or removal of officers or employees of the Fund, if any.

APPENDIX "1"

EXTRACT FROM ADMINISTRATION AGREEMENT

ARTICLE 2
SERVICES

Defined terms herein have the meanings set out in the Administration Agreement.

2.1 Administrative and Support Services for the Fund

Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Fund hereby delegates to the Administrator, and the Administrator hereby agrees to provide and be responsible for, management, administrative and support services necessary for the operation of the Fund, including the following:

(a) undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustees, which are not otherwise delegated therein or herein and generally provide all other services as may be necessary or as requested by the Trustees for the management and administration of the Fund;

(b) assist the Trustees in making all determinations necessary for the discharge of the Trustees' obligations under the Declaration of Trust;

(c) retain and monitor, on behalf of the Trustees, a transfer agent and other persons serving the Fund;

(d) authorize and pay on behalf of the Fund operating expenses incurred on behalf of the Fund and negotiate contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) provide office space, telephone, office equipment, facilities, supplies and executive, secretarial, bookkeeping, general accounting and clerical services;

(f) deal with banks and other institutional lenders, including in respect of maintenance of bank records and the negotiation and securing of bank financing or refinancing or one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Fund or any entity in which the Fund holds any direct or indirect interest;

(g) prepare and provide to the Trustees for their review and approval all annual audited and interim unaudited financial statements of the Fund, income tax returns and filings in sufficient time prior to the dates upon which they must be delivered to Unitholders and/or filed so that the Trustees have a reasonable opportunity to review and approve them, execute them and return them to the Administrator, and arrange for their delivery to Unitholders and/or filing within the time required by applicable law;

(h) assist the Trustees in computing distributions to Unitholders including calculating Cash Flow (as defined in the Declaration of Trust) and facilitate payment of distributions properly declared payable by the Fund;

(i) ensure compliance by the Fund with all applicable securities laws, including continuous disclosure obligations;

(j) ensure compliance by the Fund with stock exchange rules;

(k) provide all communications and related services to the Fund, including government relations services, drafting, approval and distribution of all press releases related to distributions to Unitholders, earnings and other disclosable events, in compliance with the Fund's policies on disclosure and all applicable securities laws related to disclosure of material information;

(l) prepare on behalf of the Fund any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

(m) provide investor relations services to the Fund;

(n) at the request and under the direction of the Trustees, call and hold all annual and/or special meetings of Unitholders pursuant to the Declaration of Trust and prepare for approval by the Trustees and arrange for the distribution of all materials (including notices of meetings, information circulars and instrument of proxy) in respect thereof;

(o) prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under Applicable Laws, including quarterly and annual reports, notices, financial statements and tax information relating to the Fund;

(p) obtain and pay for the costs of liability insurance for the protection of the Fund and its affiliates, and their respective trustees, directors and officer against such risks, to such limits and with such deductibles and such other terms as are approved by the Trustees from time to time;

(q) attend to all administrative and other matters arising in connection with any redemptions of Trust Units or LSOT Units;

(r) ensure that the Fund elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the *Income Tax Act* (Canada) to be a "mutual fund trust" within the meaning of that Act since inception, assuming the requirements for such election are met, ensure that the Fund elects under the analogous provisions of any applicable provincial tax legislation, monitor the Fund's status as a mutual fund trust and provide the Trustees with written notice when the Fund ceases or is at risk of ceasing to be such a mutual fund trust;

(s) monitor the investments of the Fund to ensure that the aggregate cost amount of the "foreign property" of the Fund does not exceed the limits prescribed in the *Income Tax Act* (Canada) and the analogous provisions of any applicable provincial tax legislation, which would result in the Trust Units being "foreign property", and ensure compliance with the Fund's limitations on non-resident ownership, as more particularly set out in Section 2.6;

(t) provide advice to the Trustees with respect to the timing and terms of future offerings of Trust Units, if any;

(u) assist the Trustees in connection with any offerings of Trust Units, including preparing any prospectus or comparable documents of the Fund to qualify the distribution of securities of the Fund from time to time; and

(v) promptly notify the Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of the Fund.

2.2 Administrative and Support Services for LSOT

Subject to and in accordance with the terms, conditions and limitations of the LSOT Declaration of Trust, LSOT hereby delegates to the Administrator, and the Administrator hereby agrees to provide and be responsible for, management, administrative and support services necessary for the operation of LSOT, including matters of the nature referred to in subsections 2.1(a)-(h), (n)-(q), (s) and (v), *mutatis mutandis* and matters relating to the LSOT Note Indenture.

2.3 Termination or Suspension of Service

Either the Fund or LSOT may at any time terminate this agreement or at any time and from time to time terminate or suspend the provision of any particular service to be provided under this agreement by the Administrator.

2.4 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of its services under this agreement it shall:

(a) perform all services at all times in compliance with Applicable Laws;

(b) comply with all instructions of the Trustees and LSOT Trustees, as applicable, in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of each of the Fund and LSOT in every material respect the provisions of (i) the agreements from time to time entered into in connection with the activities of the Fund or LSOT, as the case may be, and (ii) all Applicable Laws.

2.5 Administrator's Acknowledgement

The Administrator acknowledges that it has received a copy of each of the Declaration of Trust and the LSOT Declaration of Trust and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustees and LSOT Trustees that are being delegated to the Administrator under this agreement.

2.6 Non-Resident Unitholders

The Administrator shall use reasonable efforts to monitor the residence status of Unitholders. If, at any time, the Administrator is of the opinion that the Trustees should require declarations as to the residence status of Unitholders under Section 14.1 of the Declaration of Trust, it shall so advise the Trustees and provide the form of the declaration therefore to the Trustees. If, in the reasonable opinion of the Administrator, the beneficial owners of 49 percent or more of the Trust Units on either a non-diluted or a diluted basis are or may be non-residents of Canada within the meaning of the *Income Tax Act* (Canada) or such a situation is reasonably possible, it shall so advise the Trustees and provide the Trustees with an announcement thereof in a form suitable for use by the Trustees pursuant to Section 14.1 of the Declaration of Trust. If the Administrator reasonably believes that 49 percent or more of the Trust Units on either a non-diluted or a diluted basis are held by non-residents of Canada, it shall prepare and furnish to the Trustees notices to the non-resident Unitholders, requiring them to sell their units or a specified portion thereof within a specified period of time of not less than 60 days, in accordance with the Declaration of Trust. The Trustees shall provide the Administrator with such information regarding the residence status of Unitholders and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, that the Trustees may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section 2.6.

2.7 Authority of Administrator

Subject to Section 2.9 and the terms of the Declaration of Trust and/or LSOT Declaration of Trust, as applicable, the Administrator shall have full right, power and authority, and each of the Fund and LSOT hereby nominates, constitutes and appoints the Administrator, with full power of substitution, as its agent and true and lawful attorney to act on its behalf with full power and authority in its name, place and stead, to: to execute and deliver all contracts, leases, licenses, agreements, instruments and other documents and to make applications and filings with Governmental Authorities and to take such other actions as the Administrator considers appropriate in connection with:

(a) the services to be provided to the Fund hereunder in the name of and on behalf of the Fund, and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Fund, provided that the Administrator shall not have the authority to commit to any transaction that would require the approval of the Unitholders in accordance with the Declaration of Trust, and provided further that in providing services hereunder the Administrator shall exercise all voting rights attached to the LSOT Units in accordance with the terms of the Declaration of Trust; and

(b) the services to be provided to LSOT hereunder in the name of and on behalf of LSOT, and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of LSOT, provided that the Administrator shall not have the authority to commit to any transaction

which would require the approval of the holders of LSOT Units in accordance with the LSOT Declaration of Trust, and provided further that in providing services hereunder the Administrator shall exercise all voting rights attached to its interests in Liquor Stores LP in accordance with the LSOT Declaration of Trust.

2.8 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this agreement and the Declaration of Trust or the LSOT Declaration of Trust, as the case may be, all requisite powers and authorities, during the Term, to provide the management, administrative and support services contemplated herein to the Fund and to LSOT.

2.9 Restrictions on the Administrator's Powers and Authorities

In the exercise of its powers and authority and in the performance of its obligations, covenants and responsibilities hereunder, the Administrator shall not, without first obtaining the written approval of the Trustees and the LSOT Trustees, charge or receive fees from any of the parties to this agreement other than the expense reimbursement pursuant to Section 3.1 hereunder.

2.10 Execution of Documents

(a) The Administrator may execute any document (including, without limitation, any prospectus or other disclosure document) required to be executed pursuant to the terms hereof on behalf of the Fund in the following forms or such variations thereof as the Administrator shall from time to time determine:

LIQUOR STORES INCOME FUND
By its [administrator/attorney/agent], LIQUOR STORES GP INC.

Per: ____________________________
Authorized Signatory

or

LIQUOR STORES GP INC.
as [attorney/agent for and on behalf of] [as administrator of]
LIQUOR STORES INCOME FUND

Per: ____________________________
Authorized Signatory

and, in the case of a prospectus or similar disclosure document, provide for such signatures as may be required by Applicable Laws.

(b) The Administrator may execute any document (including, without limitation, any prospectus) required to be executed pursuant to the terms hereof on behalf of LSOT in the following forms or such variations thereof as the Administrator shall from time to time determine:

LIQUOR STORES OPERATING TRUST
By its [administrator/attorney/agent]

LIQUOR STORES GP INC.

Per: ____________________________
Authorized Signatory

or

LIQUOR STORES GP INC.
as [attorney/agent for and on behalf of] [as administrator of]
LIQUOR STORES OPERATING TRUST

Per: ________________________
Authorized Signatory

and, in the case of a prospectus or similar disclosure document, provide for such signatures as may be required by Applicable Laws.

All reasonable efforts shall be made to ensure that every agreement entered into on behalf of the Fund and/or LSOT by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

The parties hereto acknowledge that [the Administrator] is entering into this agreement solely in its capacity as agent on behalf of [the Fund/LSOT] and the obligations of [the Fund/LSOT] hereunder shall not be personally binding upon any of [the applicable trustees], [the Administrator] or any of the unitholders of [the Fund/LSOT] and that any recourse against [the Fund/LSOT], [the applicable trustees], [the Administrator] or any Unitholder in any manner in respect of any indebtedness, obligation or liability of [the Fund/LSOT] arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the [Trust Assets] as defined in the declaration of trust of [the Fund/LSOT], as amended.

This provision shall be enforced by the Administrator for the benefit of the holders of Trust Units and Special Voting Units and/or the holders of LSOT Units, as the case may be. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustees, the LSOT Trustees, the Administrator, any holder of Trust Units or Special Voting Units or any holder of a LSOT Unit.

2.11 Representatives

The Administrator may, from time to time, designate personnel to coordinate the delivery of the services to be provided by the Administrator under this agreement.

2.12 Third Party Service Providers

Subject to Section 6.1, the Administrator may retain third parties to provide services customarily provided by third party service providers, including (without limiting the generality of the foregoing) accounting services, financial services, external legal counsel, and the provision of tax information to Unitholders.

2.13 Ratification of Prior Acts

Each of the Fund and LSOT acknowledges, authorizes, ratifies and confirms all acts undertaken and completed by the Administrator on its behalf prior to the date hereof, which if undertaken or completed during the term of this Agreement would have been within the scope of the authority provided to the Administrator herein.

SCHEDULE "D"

LIQUOR STORES GP INC.

MANDATE FOR THE BOARD OF DIRECTORS

The term "**GP**" refers to Liquor Stores GP Inc., the term "**Board**" refers to the board of directors of the GP and the term "**Governance Agreements**" refers, collectively, to the **Declaration of Trust** of the Liquor Stores Income Fund (the "**Fund**"), the **Administration Agreement** between the Fund Liquor Stores Operating Trust ("**LSOT**") and the GP, the **Securityholders Agreement** between the Fund, LSOT, the GP, Liquor Stores Limited Partnership (the "**LP**") and others, the **Exchange Agreement** between the Fund, LSOT, the GP, the LP and others and the **Limited Partnership Agreement** ("**Partnership Agreement**") governing the LP.

The Board is elected by the shareholders in accordance with the provisions of the Securityholders Agreement and the Declaration of Trust and is responsible for the stewardship of the affairs of the GP. The Board seeks to discharge such responsibility by reviewing and discussing the strategies and plans of management ("**Management**") of the GP and its subsidiaries and supervising Management, monitoring the performance of the LP and its subsidiaries and exercising its voting and management rights as the general partner of the LP.

The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the GP and by overseeing and monitoring Management to ensure a culture of integrity is maintained. The Board seeks to discharge this responsibility by satisfying itself as to the integrity of the senior management of the GP, and by overseeing and monitoring Management to ensure a culture of integrity is maintained

Although directors may be nominated or elected by shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the GP and its shareholders must be paramount at all times.

Duties of Directors

The Board discharges its responsibilities directly and through its committee, the Compensation and Governance Committee. In addition to this regular committee, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board's primary role of overseeing the affairs of the GP, principal duties include, but are not limited to the following categories, all subject to the terms of the Governance Agreements:

Oversight Responsibility

1. The Board has the responsibility for approving the appointment of the Chairman and the Chief Executive Officer and any other officers of the GP (collectively, the "**GP Officers**"), and approving the compensation of the Chairman of the Board, Chief Executive Officer and other officers and employees of the GP following a review of the recommendations of the Compensation and Governance Committee.

2. The Board has delegated authority to the Chief Executive Officer for the overall management and operations of the GP, to ensure the long term success of the GP. The Board has also delegated the responsibility to ensure that all Governance Agreements are complied with to the Chief Executive Officer and Chairman. The Chief Executive Officer will work in conjunction with the Chairman on strategy related issues to ensure the long term success of the GP. This delegation is subject to the General Authority Guidelines in **Schedule "A"** that require either prior authorization by the Board or periodic review by the Board in respect of specified matters.

3. The Board may from time to time delegate authority to the GP Officers, subject to specified limits. Matters that are outside the scope of the authority delegated to the GP Officers and material transactions are reviewed by and subject to the prior approval of the Board.

4. The Board is responsible for monitoring the performance of Management with respect to the operations of the GP and with respect to compliance with the Governance Agreements.

Monitoring of Financial Performance and Other Financial Reporting Matters

5. The Board has oversight responsibility for reviewing and questioning the strategies and plans of the GP and the LP.

6. The Board has oversight responsibility for reviewing systems for managing the principal risks of the GP's business including insurance coverages, conduct of material litigation and the effectiveness of internal controls.

7. The Board is responsible for considering appropriate measures it may take if the performance of the GP or the LP falls short of their goals or other special circumstances warrant.

8. The Board shall be responsible for approving the unaudited financial statements and the notes of the GP and the LP, and shall be responsible to review the consolidated financial statements of the Fund, LSOT, the GP and the LP and shall provide its recommendation for approval of such consolidated financial statements to the audit committee of the Fund.

9. The Board is responsible for reviewing and approving material transaction involving the GP and those matters which the Board is required to approve under its governing legislation and the Governance Agreements, including the payment of distributions, acquisitions and dispositions of material assets by the GP or the LP and material expenditures by the GP or the LP.

10. The Board is responsible for reviewing and directing how the GP will exercise its voting and managerial rights in respect of matters relating to the LP.

11. The Board has responsibility for effectively monitoring the principal risks of the GP and considering the principal risks relating to the LP.

Board Organization

12. The Board will respond to recommendations received from the Compensation and Governance Committee, but, subject to the Governance Agreements, retains the responsibility for managing its own affairs by giving approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

13. The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and Management, the approval of interim financial results, the conduct of performance evaluations and oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Policies and Procedures

14. The Board is responsible for:

    (a) approving and monitoring compliance with all significant policies and procedures by which the GP is operated;

    (b) approving policies and procedures designed to ensure that the GP operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

    (c) enforcing obligations of the directors respecting confidential treatment of the GP's and the LP's proprietary information and Board deliberations.

15. The Board has approved a Joint Disclosure Policy respecting communications to the public.

Communications and Reporting

16. The Board is responsible for:

    (a) overseeing the accurate reporting of the financial performance of the GP and the LP to shareholders, on a timely and regular basis;

    (b) overseeing that the financial results of the GP and the LP are reported fairly and in accordance with generally accepted accounting standards;

    (c) ensuring the integrity of the internal control and management information systems of the GP and the LP; and

    (d) taking steps to enhance the timely disclosure to the Fund of any other developments that have a significant and material impact on the Fund to enable the Fund to comply with its timely disclosure obligations.

SCHEDULE "A"

LIQUOR STORES GP INC.
GENERAL AUTHORITY GUIDELINES

AUTHORITY OF THE MANAGEMENT

The GP may have a Chairman and may have a Chief Executive Officer. The initial Chairman is Henry Bereznicki and the initial Chief Executive Officer is Irv Kipnes.

In accordance with the Securityholders Agreement, the Chief Executive Officer is responsible for overall management and operations of the GP. The Chief Executive Officer will work in conjunction with the Chairman on strategy related issues to ensure the long term success of the GP.

This responsibility is subject to the provisions of applicable law, the articles and by-laws of the GP, the Governance Agreements and any particular direction or resolution of the Board of Directors, except for the following matters that require the specific authorization of the Board or a Board committee. In addition, certain matters identified below will be subject to periodic review by the Board or a Board committee.

The delegation contemplated by these guidelines shall include the authority to establish areas of responsibility and limits of authority for members of management of the GP and its subsidiaries.

MATTERS REQUIRING DIRECTORS OR COMMITTEE OF DIRECTORS APPROVAL OR REVIEW

I. Organizational Changes and Policy

1. Subject to the discretionary limits set out in paragraphs 6, 7 and 8 below, approve major changes to the organization of the GP, the LP or their respective subsidiaries, such as the creation or divestiture of investments or acquisitions.

2. Approve the adoption of or changes to GP policies with application to the conduct of directors, including the Joint Disclosure Policy of the Fund.

3. Review of adherence to the policies of the GP.

4. Approve any proposed changes to the GP's articles or by-laws or the Governance Agreements.

II. Budgets, Plans and Commitments

1. Review and approve the annual budget of the LP and the annual budget for the GP, if any.

2. Approve any capital commitments in any year not contained in the approved budget of the LP or the GP over $300,000 in aggregate ("Capital Commitment Approval Threshold"), provided that the board of trustees of the Fund (the "Fund Board") is given timely notice of any capital commitments made below the Capital Commitment Approval Threshold, and further provided that the Fund Board has given its prior approval to any press release required for any capital commitment made below the Capital Commitment Approval Threshold.

3. Approve any single capital commitment for an acquisition or acquisitions exceeding $2,000,000 (inclusive of related store development costs), in aggregate ("Acquisition Approval Threshold"), provided that the Fund Board is given timely notice of any such acquisition or acquisitions, and further provided that the Fund Board has given its prior approval to any press release required for any such acquisition or acquisitions made below the Acquisition Approval Threshold.

4. Approve any single divestiture of less than $2,000,000 ("Divestiture Approval Threshold") provided that the Fund Board is given timely notice of any such divestiture, and further provided that the Fund Board has given its approval to any press release required as a result of a divestiture below the Divestiture Approval Threshold.

5. Approve long range business planning in accordance with the policies of the GP.

6. Approve major agreements or long-term leases outside the ordinary course of business of the GP or the LP, including, without limitation, approving all related party agreements and or related party leases.

III. Financial and Corporate

1. Approve the annual audited financial statements of the Fund, and the management prepared financial statements for GP, LSOT and the LP, if prepared.

2. Approve the interim financial statements of the Fund.

3. Approve the distribution policy of the Fund, LSOT, GP and the LP, if any, including approving declaration of dividends of the GP, if any.

4. Approve changes in authorized capital, issuance or repurchase of shares, debt securities and related prospectuses or trust indentures, if any.

5. Generally review operating and financial performance relative to budgets and objectives in the context of the general partner of the LP.

6. Review significant changes in accounting practices or policies.

7. Approve all borrowing, hedging, credit agreements, amendments to credit agreements, and the granting of guarantees and/or letters of credit outside the ordinary course of business or pursuant to related party agreements and/or leases.

8. Review significant changes in accounting practices or policies.

IV. External Auditors of the Fund

1. Approve appointment of external auditors, establishment of their fees and annual audit plan.

2. Review independence of external auditors.

3. Review findings of external audit review and Management's response.

4. Risk Management.

5. Review the GP's and the LP's risk management and insurance coverage.

6. Review the GP's conduct of litigation that could materially affect the financial condition of the GP or the LP.

7. Review effectiveness of internal control procedures.

V. Management and Human Resources

1. Approve appointment or removal of the Chief Executive Officer, the Chairman, the Chief Operations Officer and the Chief Financial Officer of the GP ("**Senior Executives**");

2. Confirm appointments of other officers.

3. Evaluate performance of the Chairman and the Chief Executive Officer.

4. Approve compensation for the Chairman and the Chief Executive Officer and other Senior Executives and review performance.

5. Approve contracts with Senior Executives including special termination provisions or payments.

6. Approve adoption of unit purchase or other unit based compensation arrangements, if any.

7. Approve short-term and long-term incentive plan criteria, targets and awards, if any, in so far as such plans are a direct activity of the GP or the LP.

8. Review Senior Executive succession plans.

SCHEDULE "E"

FORM OF AMENDED AND RESTATED DECLARATION OF TRUST AMENDMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. subsection 4.1(a) of the amended and restated declaration of trust of the Fund shall be deleted and replaced in its entirety with the following:

> "The Trust is a limited purpose trust and its operations and activities are restricted to:
>
> (a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of the Operating Trust, the GP, Liquor Stores LP and other corporations, partnerships, trusts or other persons involved, directly or indirectly: (i) in the retail liquor business (including the Company Stores); and (ii) in any other business whatsoever (including, without limitation, a bar, cabaret, nightclub, restaurant, pub or hotel) that permits or would permit the entity operating such business and/or one or more of the Fund's affiliates to hold or exercise control or direction over (or be eligible to apply for and acquire and thereafter hold or exercise control or direction over) a license (or similar or equivalent permit, right or entitlement) granted by the applicable regulatory authorities for the sale of liquor products (and any other products permitted to be sold by the license) for off-premises consumption and/or use; and all activities ancillary or incidental thereto and such other investments as the Trustees may determine;"

2. any single trustee of the Fund and Liquor Stores GP Inc., as the administrator of the Fund, be and is hereby authorized and directed for and on behalf of the Fund, to do such things and execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions and, without limitation of the foregoing and to the extent such authorization of the unitholders of the Fund is required, the Fund, Liquor Stores Operating Trust (**"LSOT"**), Liquor Stores GP Inc., Liquor Stores Limited Partnership and any other direct or indirect subsidiary entity of the Fund are herby authorized and directed to amend the amended and restated declaration of trust of LSOT and to amend the amended and restated limited partnership agreement of Liquor Stores Limited Partnership, in each case to effect amendments substantially the same as those made to the amended and restated declaration of trust of the Fund pursuant to paragraph 1 and, without limitation, to confirm that Liquor Stores Limited Partnership may carry on any business or activity in which the Fund or LSOT are permitted to invest, directly or indirectly."

File No. 82-34937

LIQUOR STORES INCOME FUND

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF LIQUOR STORES INCOME FUND

TAKE NOTICE that an Annual and Special Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units and special voting units of Liquor Stores Income Fund (the "**Fund**") will be held in the Wedgewood Room of The Fairmont Hotel Macdonald, 10065 – 100th Street, Edmonton, Alberta, on Friday, May 12, 2006, at 2:00 p.m. (Edmonton time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the year ended December 31, 2005 and the auditors' report thereon;

2. to appoint the trustees of the Fund;

3. to appoint auditors of the Fund;

4. to consider and, if thought appropriate, pass an ordinary resolution approving the Fund's amended and restated long term incentive plan;

5. to consider and, if thought appropriate, pass a special resolution approving certain amendments to the amended and restated declaration of trust of the Fund; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Proxy Dept., CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 (or by facsimile to 416-368-2502). In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment thereof.

The record date for the Meeting is the close of business on April 12, 2006 (the "**Record Date**"). Unitholders of record will be entitled to vote those trust units and special voting units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED this 13th day of April, 2006.

BY ORDER OF THE TRUSTEES OF LIQUOR STORES INCOME FUND

(Signed) "*Jim Dinning*"
Chairman, The Board of Trustees
Liquor Stores Income Fund

File No. 82-34937

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

CIBC Mellon

April 4, 2006

British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission

Office of the Administrator of Securities - New Brunswick
Registrar of Securities – Northwest Territories

Registrar of Deed, Companies and Securities, Newfoundland
Nunavut Legal Registries

TSX Venture Exchange

Alberta Securities Commission
Manitoba Securities Commission
Commission des Valeurs Mobillieres du Quebec
Nova Scotia Securities Commission

Registrar of Securities, Yukon Territory
Director of Corporations, Prince Edward Island

Dear Sirs:

RE: Liquor Stores Income Fund - Profile # 21096
Annual and Special Meeting of Shareholders

On behalf of our principal, Liquor Stores Income Fund., we wish to confirm the following dates regarding their Annual and Special Meeting of Shareholders:

DATE OF MEETING	May 12, 2006
RECORD DATE	April 12, 2006
MATERIAL MAIL DATE	April 21, 2006
APPLICABLE SECURITIES	CUSIP NO.
Common Shares	CA 5363452007

Yours truly,

CIBC MELLON TRUST COMPANY

Irma Sailer Rucci
Manager, Client Relations
(403) 232-2423
irma_rucci@cibcmellon.com

File No. 82-34937

LIQUOR STORES INCOME FUND

JOINT CODE OF BUSINESS CONDUCT

The term "**Fund**" refers to Liquor Stores Income Fund, the term "**LSOT**" refers to Liquor Stores Operating Trust, the term "**LP**" refers to Liquor Stores Limited Partnership, the term "**GP**" refers to Liquor Stores GP Inc., the term "**GP Board**" refers to the board of directors of the GP, the term "**Chair of the Compensation and Governance Committee**" refers to the chair of the GP Board, the term "**Fund Board**" refers to the board of trustees of the Fund, the term "**Fund Chair**" refers to the Chair of the Fund Board and the term "**Administrator**" refers to the **GP** in its capacity as administrator of the Fund pursuant to the **Administration Agreement**. The Fund, LSOT, the GP and the LP and their subsidiaries are collectively referred to as "**Liquor Stores**".

Liquor Stores will adhere to the highest ethical standards in all of its activities, and all of Liquor Stores' trustees, directors, officers, employees and consultants (collectively "**Liquor Stores Personnel**") are expected to maintain these standards.

Liquor Stores and all Liquor Stores Personnel shall comply with the letter and spirit of all laws and regulations applicable to Liquor Stores' activities. A concern for what is right must underlie all business decisions.

Ignorance of the law is not, in general, a defence should a law be contravened. Moreover, agreements or arrangements need not necessarily be in writing to be contrary to the law since it is possible for a contravention to be inferred from the conduct of the parties. Accordingly, Liquor Stores Personnel must diligently ensure that their conduct is not and cannot be interpreted as being in contravention of laws governing the affairs of Liquor Stores in any jurisdiction where it conducts its activities. Liquor Stores Personnel shall be required to certify their compliance with this Joint Code of Conduct of Business Conduct from time to time as required by the CEO of the GP by way of executing and delivering a certification statement in the form set out in Schedule "A" attached hereto.

In view of the ever-increasing complexity of the law affecting business activity, whenever Liquor Stores Personnel are in doubt about the application or interpretation of any legal requirement, the advice of the Chair of the Compensation and Governance Committee or if that is not satisfactory, Liquor Stores' legal counsel should be sought.

1. Liquor Stores believes that Liquor Stores Personnel must be treated fairly without discrimination by reason of race, national or ethnic origin, colour, religion, age, sex, sexual orientation, marital status or physical handicap.

2. No business operation is considered effective or complete without proper attention to safety, health and the environment.

3. Liquor Stores Personnel shall not use their status with Liquor Stores or the Administrator to obtain personal gain from those doing or seeking to do business with Liquor Stores.

4. Liquor Stores Personnel shall not furnish or solicit, on behalf of Liquor Stores, expensive gifts or provide or solicit excessive benefits to or from other persons. At times, Liquor Stores' suppliers may offer gifts, including entertainment. While gifts of cash are never acceptable, Liquor Stores Personnel may accept nominal gifts on behalf of Liquor Stores. Acceptable gifts or entertainment are limited to entertainment and sporting event tickets, dinners with clients, customers or

suppliers having a value of that is reasonable in the circumstances. If in doubt, consult the Chair of the Compensation and Governance Committee for advice in this regard.

5. The direct or indirect use of Liquor Stores' funds, goods or services as contributions to political parties, campaigns or candidates for election to any level of government requires approval of the GP Board.

6. All dealings between Liquor Stores Personnel and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or Liquor Stores.

7. Liquor Stores Personnel who become involved in a situation in which their personal interests conflict or might conflict with their duties to Liquor Stores must immediately report the situation to the Chair of the Compensation and Governance Committee.

8. Liquor Stores Personnel have an obligation to promote the best interests of Liquor Stores at all times. They should avoid any action that may involve a conflict of interest with Liquor Stores. Liquor Stores Personnel should not have any undisclosed, unapproved financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgement they may need to make on behalf of Liquor Stores. Conflicts of interest would also arise if a trustee, director, officer, employee or consultant, or a member of his or her family, solicits, receives or provides improper personal benefits as a result of his or her position with Liquor Stores.

9. Where conflicts of interest arise, Liquor Stores Personnel must provide full disclosure of the circumstances to the GP Board and not be involved in any related decision making process.

10. Liquor Stores Personnel must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of Liquor Stores.

11. Liquor Stores Personnel are responsible for protecting Liquor Stores' assets and the Boards, in conjunction with the Administrator, are responsible for establishing and maintaining appropriate internal controls to safeguard Liquor Stores' assets against loss from unauthorized use or disposition.

12. The books and records of Liquor Stores must reflect in reasonable detail all of its business transactions in a timely, fair and accurate manner in order to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles and applicable law. All assets and liabilities of Liquor Stores must be recorded as necessary to maintain accountability for them. All business transactions must be properly authorized and transactions must be supported by accurate documentation in reasonable detail and recorded properly.

13. No information related to Liquor Stores or Liquor Stores Personnel may be concealed from Liquor Stores' external auditors, the Boards or the Audit Committee. In addition, it is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing Liquor Stores' financial statements.

14. Certain of Liquor Stores' records, reports, papers, devices, processes, plans, methods and apparatus are considered by Liquor Stores to be confidential information, and Liquor Stores

Personnel are prohibited from revealing such matters except as may be allowed under Liquor Stores' Disclosure Policy. Confidential information includes, but is not limited to, technical information, results, observations, analyses, compilations, evaluations, assessments, business or commercial data or plans and investor related data. The term "confidential information" relates to the underlying nature of the information, covering both oral and written information, and is independent of the medium on which the information is stored. It thus covers information stored on paper, various magnetic media, computer, microfiche or any other medium.

15. Subject to any additional obligations or restrictions contained in any agreement between Liquor Stores and the applicable party, during the course of employment in the case of employees, the term of the consulting contract with Liquor Stores in the case of consultants and during their term as trustees, directors or officers in the case of trustees, directors and officers of Liquor Stores and for period of two (2) years thereafter, trustees, officers, employees and consultants shall not use for their own financial gain or disclose for the use of others, confidential information, obtained as a result of their position with Liquor Stores.

16. Liquor Stores Personnel must strictly adhere to the terms outlined in Liquor Stores' Disclosure Policy to ensure compliance with applicable securities laws governing trading in securities of Liquor Stores while in possession of material non-public information concerning Liquor Stores, and tipping or disclosing material non-public information to outsiders and to avoid embarrassment by preventing the appearance of improper trading or tipping.

17. As a publicly traded entity, the Fund has an obligation to comply with the rules relating to disclosure of material and price sensitive information under the relevant securities legislation and the rules and guidance of the Toronto Stock Exchange.

18. In accordance with the Fund's disclosure obligations, all financial communications and reports must contain full, fair, accurate, timely and understandable disclosure and be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will be able to quickly and accurately determine their significance and consequence. All trustees, directors, officers, employees and consultants who are responsible for the preparation of Liquor Stores' public disclosure, or who provide information as part of the process, have a responsibility to ensure that such disclosure is prepared and information is provided honestly, accurately and in compliance with Liquor Stores' disclosure controls and procedures.

19. In accordance with Liquor Stores' Disclosure Policy, any trustee, director, officer, employee or consultant in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that the Fund complies with its timely disclosure obligations.

20. Speculation in business, shares and other securities, land or other ventures of any kind on the basis of confidential information obtained in the course of a trustee's, director's, officer's, employee's or consultant's duties with Liquor Stores is prohibited. This includes but is not limited to shares or securities of any company that Liquor Stores is evaluating or is studying as a possible acquisition or joint venture partner or with whom a major contract may be concluded. Use or disclosure of such information can result in civil or criminal penalties, for both the individuals involved and Liquor Stores.

21. It is the responsibility of Liquor Stores Personnel to bring to the attention of Liquor Stores knowledge of any situation that might adversely affect Liquor Stores' reputation. Liquor Stores Personnel are encouraged to report, verbally, or in writing any evidence of improper practice of

which they are aware. As used here, the term "improper practice" means any illegal, fraudulent, dishonest, unsafe, negligent or otherwise unethical action by a trustee, director, officer, employee or consultant.

22. Liquor Stores and Liquor Stores' trustees, directors and officers and Liquor Stores' employees and consultants shall comply with copyright law and any other laws applicable to the use of computer software, hardware and related materials, as well as with any and all contracts entered into by Liquor Stores with suppliers or licensers of computer software, hardware and related materials.

23. Any waiver of this Code for Liquor Stores Personnel may be made only by the applicable Board and may be disclosed as required by law, regulation or stock exchange requirement. Any amendment of this Code will be disclosed as required by law.

Liquor Stores Personnel are responsible for abiding by this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates. Liquor Stores Personnel are encouraged to report violations of this Code. Violations of this Code will result in Liquor Stores taking effective remedial action commensurate with the severity of the violation. This action may include disciplinary measures up to and including termination in the case of a trustee, director, employee or officer or termination of the consulting contract in the case of a consultant and, if warranted, legal proceedings. If determined appropriate, a matter may be referred to the appropriate authorities

File No. 82-34937

LIQUOR STORES INCOME FUND

ANNUAL INFORMATION FORM
For the year ended December 31, 2005

March 24, 2006

TABLE OF CONTENTS

DEFINED TERMS

Please refer to the "Glossary of Terms" in **Schedule "A"** for a list of defined terms used in this annual information form.

FORWARD LOOKING STATEMENTS

This annual information form contains forward-looking statements. All statements other than statements of historical fact contained in this annual information form are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Company. Prospective investors can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this annual information form. Although Management believes that the expectations represented in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks relating to government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Company's ability to hire and retain staff at current wage levels, risks related to future unionization, supply interruption; reliance on information and control systems; dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of a substantial amount of its operating cash flow; income tax related risks; and the Vendors' right to approve certain material transactions.

The information contained in this annual information form, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Company.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this annual information form are made as of the date of this annual information form and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

NON-GAAP MEASURES

References in this annual information form to:

- **"EBITDA"** are to historical earnings before provision for interest, income taxes and amortization;
- **"Normalized EBITDA"** are to EBITDA adjusted for certain items that Management believes facilitate the comparison of historical periods. Normalized EBITDA adjusts for the following

items, which will not recur: (i) management fees and bonuses; (ii) accruals for non-controlling parties' share of income; (iii) equity income; (iv) charitable donations; (v) adjustments to the carrying value of goodwill; and (vi) reorganization costs. All of such adjustments are based upon historical information or contractual commitments; and

- "**distributable cash**" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in this annual information form.

EBITDA, Normalized EBITDA and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Normalized EBITDA and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Normalized EBITDA and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Company's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows.

CORPORATE STRUCTURE

Name, Address and Formation

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Declaration of Trust. The Fund owns all of the LSOT Notes and LSOT Units, and holds, indirectly through LSOT, a 72.26% interest in the Company.

LSOT is an unincorporated trust established under the laws of the Province of Alberta. LSOT holds Ordinary LP Units and GP Common Shares, representing 72.26% of the LP Units and GP Common Shares, respectively.

Liquor Stores LP is a limited partnership formed under the laws of the Province of Alberta, with the GP as its general partner.

The principal and head office of each of the Fund, LSOT, the GP and Liquor Stores LP is located at Suite 1120, 10325 – 101st Street, Edmonton, Alberta, T5J 3G1.

Intercorporate Relationships

The following chart illustrates the structure of the Fund as at the date hereof.


Public Unitholders
Liquor Stores Income Fund (Alberta) (the "Fund")
Liquor Stores Operating Trust (Alberta)
Vendors
Liquor Stores Limited Partnership³ (Alberta) and Liquor Stores GP Inc.⁴ (Federal)

Notes:

(1) Ordinary LP Units and GP Common Shares, representing 72.26% of the LP Units and GP Common Shares.

(2) Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 27.74% of the LP Units and GP Common Shares.

(3) Liquor Stores LP's assets include 70 retail liquor stores, four wholly owned subsidiaries that operate the five retail liquor stores of Liquor Stores LP that operate in British Columbia and a 50% interest in the shares of one retail liquor store.

(4) The GP holds all of the outstanding LP Units.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On September 28, 2004, the Fund completed its initial public offering of Units. The Fund issued 4,300,000 Units at $10 per Unit for gross proceeds of $43,000,000. The Fund used the proceeds of the offering to indirectly acquire a 50.6% interest in Liquor Stores LP. Liquor Stores LP subsequently used these proceeds and borrowings under its Credit Facility to acquire 50 retail liquor stores and related assets (collectively, the "**Purchased Assets**") from Liquor Depot and Liquor World for total consideration consisting of $55,445,706 in cash (subject to adjustment), 2,075,000 Exchangeable LP Units, 2,125,000 Subordinated LP Units and 4,200,000 GP Common Shares and the assumption of the accounts payable and certain current liabilities related to the Purchased Assets (collectively, the "**Acquisition**"). The remaining 49.4% interest in Liquor Stores LP was held by Liquor Depot and Liquor World. With the completion of the Acquisition, the Fund became Alberta's largest liquor store retailer by number of stores.

The Units commenced trading on the TSX at the opening on September 28, 2004 under the symbol "LIQ.UN".

On March 2, 2005, the Fund closed a private placement of 1,830,000 Units at a price of $16.40 per Unit for gross proceeds of approximately $30 million. A portion of the net proceeds of the private placement was used by Liquor Stores LP to acquire 13 new liquor stores and related assets located in Alberta during February and March of 2005. Liquor Stores LP acquired all 10 of the stores operated by the Last Call Group and three independently owned and operated stores. The total cost to Liquor Stores LP of the 13 additional stores was approximately $14 million, including inventory. The Last Call Group was the fifth largest independent chain of liquor stores in Alberta prior to its acquisition by Liquor Stores LP.

The Fund increased its annual distribution level by $0.075 per Unit from $1.00 to $1.075 ($0.08958 per month), commencing with the distribution paid to Unitholders of record on May 31, 2005.

In the last half of 2005, Liquor Stores LP acquired seven retail liquor stores in Alberta and two in British Columbia at a total cost of $11.95 million. During that period Liquor Stores LP also developed and opened one retail liquor store in Alberta. Subsequent to December 31, 2005 Liquor Stores LP opened one store in Alberta. Liquor Stores LP now operates 71 stores in Alberta and five in British Columbia. Liquor Stores LP is actively pursuing other acquisition and development opportunities.

The Fund increased its annual distribution level by $0.125 per Unit from $1.075 to $1.20 ($0.10 per month) commencing with the distribution paid to Unitholders of record January 31, 2006.

On March 15, 2006, the Fund and certain members of the Vendor Group (the "**Selling Unitholders**") completed a new issue and secondary offering of 2,427,132 Units. The Fund issued 1,600,000 Units from treasury for gross proceeds of $32,400,000 and the Selling Unitholders sold 827,132 Units for gross proceeds of $16,749,423. From its share of the net proceeds, estimated to be $30,549,000, the Fund indirectly repaid bank indebtedness of $28,352,939. The balance of the net proceeds will be used to take advantage of acquisition opportunities to develop and open new stores and for general corporate purposes.

The Fund increased its annual distribution by $0.125 per Unit from $1.075 to $1.20 ($0.10 per month) commenced with the distribution paid to Unitholders of record January 31, 2006.

DESCRIPTION OF THE BUSINESS

Overview

The Company is the largest liquor store retailer in Alberta by number of stores and, in management's judgement, the second largest by revenue. The Company currently operates 76 stores, 60 of which are located in or near the urban centres of Edmonton, Calgary and Vancouver.

Prior to the Acquisition, Liquor Depot and Liquor World had been in business since privatization of the Alberta retail liquor distribution system in 1993. Liquor Depot, founded by Company Chief Executive Officer Irving Kipnes, opened its first store in December 1993 and Liquor World, founded by Company Chairman Henry Bereznicki, opened its first store in January 1994. Prior to the Fund's initial public offering, Liquor Depot and Liquor World were the largest and fourth largest liquor store retailers in Alberta by number of stores operated with 28 and 21 stores, respectively.

Operating Philosophy

Management pursues the following operating strategies, through which the Company has become one of the leading liquor store retailers in Alberta, and the largest by number of stores.

Convenience — Management believes that convenience is the primary consideration for liquor store customers and that location is therefore a significant factor in the success of a liquor store. The Company capitalizes on the commercial real estate development and leasing expertise and relationships of Management in successfully selecting and securing high profile, high traffic locations with ample parking for its customers. The Company endeavours to locate its stores in areas where access to customers is maximized such as near grocery stores or on main arteries in or near residential areas. Of the Company's 76 stores, 42 are located in or near shopping centres with major grocery store or other anchor tenants such as Safeway, London Drugs, IGA/Sobeys and Save-On Foods.

Urban Focus — The Company focuses its operations in urban centres such as the Calgary and Edmonton metropolitan areas where opportunities exist for larger per store revenues and where Management believes that more substantial population increases are likely to occur. Of the Company's 76 stores, 37 are located in or near the City of Edmonton, 20 are located in or near the City of Calgary, three are located in Fort McMurray, one in Lethbridge, three in Red Deer, three are located in or near the City of Vancouver and one is located near the City of Victoria.

Superior Store Operations — The Company designs its stores to optimize traffic flow and present its product in an upscale environment. Management believes that the Company spends substantially more on design, furniture, fixtures and equipment than its competitors, which provides an attractive look and reduces ongoing maintenance and refurbishment costs. The Company's stores feature wooden cases and tasteful shelving as the primary display mechanism and include refrigerated beer coolers. Product selection is individually tailored to each location and varies between 1,000 and 4,000 wine, spirit, cooler and beer items, providing a substantially larger product selection and inventory than the industry average. The Company employs knowledgeable, friendly and helpful staff to assist customers

Product Pricing — As customer purchases are made predominantly on a convenience basis, the Company prices its products competitively but does not position itself as a "discounter".

Targeted Advertising — The Company uses advertising to generate brand and location awareness for its stores within their local markets.

Business Strengths

Management believes that the following strengths make the Company's operating and financial performance sustainable and its business well-suited for an income fund.

Premier Operator — The Company is one of the premier liquor store operators in the Province of Alberta with over 5.5 million customer transactions in 2005. By focusing on securing and developing convenient store locations and providing customers with a superior product selection, knowledgeable sales staff and a comfortable shopping environment, and by applying sophisticated management and operational systems to its business, the Company has grown over the past 12 years to be the largest liquor store chain in Alberta by number of stores and, in management's judgement, the second largest by revenue. This growth has been achieved through both new store development and successful acquisitions.

Favourable Regulatory Environment — The Company operates primarily in the Province of Alberta, which has over 12 years experience with a fully privatized retail liquor distribution system. Management has played a leading role in representing the interests of the industry to government and in the development of the current system. The Alberta regulatory regime is designed to foster the growth and development of a retail liquor store industry comprised predominantly of independently owned and operated stores rather than large format retailers that rely on volume based price advantages and destination shoppers. These objectives are achieved through the following three important policy initiatives enshrined in the applicable legislation, which are designed to provide and maintain a "level playing field" for all industry participants:

- liquor must be sold separately from other goods (i.e., liquor store operations must be carried out as a business separate from any other business carried on by the liquor store owner and liquor may only be sold from separate premises that do not include the sale of non-liquor related goods);
- wholesale prices are uniform to all licensees (i.e., wholesale prices are the same for all retailers regardless of the quantities purchased); and
- warehouse transportation charges are uniform to all licensees (i.e., shipping costs are the same for all retailers regardless of the distance of the liquor store from the warehouse).

Stable and Growing Industry — The retail liquor business in Alberta is characterized by stable and growing demand. Total wholesale liquor sales in Alberta have grown at a compound rate of 5.6% during the seven years ended March 31, 2005, providing the base for stable and improving performance. The industry is also benefiting from demographic and other trends including a growing adult population in Alberta and a shift in consumer preferences to higher margin products such as wines and coolers.

Consistent Financial Performance — From 1996 to 2005, the Company has demonstrated stable and growing financial performance with a 14.5% compound annual growth rate in sales.

Economies of Scale — The Company benefits from a number of operating efficiencies that contribute to its success and allow it to maximize operating margins and growth. These operating efficiencies were enhanced by the combination of Liquor Depot and Liquor World. Among other things, the combination allowed the Company to reduce overall management and labour costs and, through increased use of LTOs, the cost of merchandise. The Company's leading market position and larger scale operations relative to most other participants in the industry provide it with other competitive advantages including greater access to capital and the ability to spread its corporate and advertising costs over a larger store base. Management believes that the Company's financial strength and competitive position in the industry has been further enhanced by the creation of the Fund.

Highly Experienced and Proven Management Team — The Company has an experienced and entrepreneurial management team that has been the leader in the industry since privatization. The founders of the Company, Messrs. Bereznicki and Kipnes, continue to actively lead the Company in their positions as Chairman and President and Chief Executive Officer, respectively. Each of the founders has been involved in the retail liquor business since privatization in 1993 and together have a combined 22 years experience in the retail liquor business and a combined 62 years experience in commercial real estate development and leasing. The Company's Chief Operating Officer, Mr. Crook, had 12 years experience in the liquor industry before joining the Company in 2000.

Alberta Growth Opportunities — Being the largest operator by number of stores in the fragmented Alberta liquor store industry presents the Company with a significant opportunity to acquire additional stores from both single store and other chain operators. As of December 2005, approximately 1,050 liquor stores were licensed to operate in Alberta providing ample opportunity for consolidation. The Company has a history of successfully completing and integrating accretive acquisitions, having purchased 45 stores over the past 12 years ended December 31, 2005, more than any other industry participant. Management believes the Company is well positioned to continue to successfully complete accretive acquisitions of existing stores and that the creation of the Fund has significantly enhanced its ability to compete for acquisitions. The Company will also continue to leverage Management's real estate development and leasing experience and relationships with shopping centre developers and owners to compete for new store development locations. In 2005, the Company added a full time management employee dedicated to expanding operations in Alberta.

New Markets — With its breadth of operations and experience in Alberta, the Company is well positioned to take advantage of opportunities in British Columbia where recent regulatory initiatives have expanded the role of privately owned liquor stores. The Company opened its first store in British Columbia in Victoria in June 2004, followed by the development of two additional stores in Kamloops and Richmond, which opened in May 2005. In October 2005, the Company completed the acquisition of two more stores in Vancouver. The Company monitors regulatory initiatives in other jurisdictions and will evaluate opportunities if and when they become available. The Company has one full time management employee dedicated to expanding operations in British Columbia. Management believes that the province offers significant opportunities for expansion.

Growth Strategy

The Company is well positioned to take advantage of consolidation opportunities in the industry and to continue to grow revenue and cash flow in a cost-effective manner. The Company intends to build on its market position by adding new stores through acquisitions and new store development in both Alberta and British Columbia.

The Company is continuously evaluating acquisition and new store opportunities. The Company evaluates potential acquisitions on a case-by-case basis and generally seeks stores that meet minimum revenue and site criteria. Of the Company's 76 stores, 45 have resulted from successfully completed and integrated acquisitions and Management believes that there continue to be significant acquisition opportunities in the Alberta liquor retailing industry.

Additionally, the Company benefits from its expertise in new store site selection, construction and finance, and its relationships with shopping centre owners and developers. Through their experience in the shopping centre industry, the Company's founders have relationships with a number of the major real estate brokerage and development companies in Alberta and British Columbia, and the Company expects to continue to derive new store locations sourced from the real estate development expertise of its

founders. To supplement its own activities, the Company engages an exclusive tenant representative broker on an ongoing basis to source new store development locations for the Company.

The Company currently has plans to open 7 new stores in the Province of Alberta.

The Company monitors regulatory initiatives in other jurisdictions and evaluates opportunities if and when they become available. The Company has been following regulatory developments and evaluating opportunities in British Columbia

Competition and Strategic Positioning

The Alberta retail liquor store business is competitive and fragmented. The Company has over 12 years of experience successfully operating in this competitive environment. On completion of the Acquisition, the Company became the largest liquor store chain in Alberta by number of stores and seeks to use its market size to its advantage. The convenience nature of consumer liquor purchases results in location being a key success factor. The Company's stores, located primarily in shopping centres with grocery store or other anchor tenants, and Management's real estate expertise in selecting busy locations provides the Fund with a competitive advantage. The Fund plans to benefit from the highly fragmented market by taking advantage of consolidation opportunities as they become available. A number of large format liquor stores owned by grocery chains also compete in the Alberta market. Their impact is muted by laws that: (i) require all liquor stores to be operated as separate businesses and require that grocery stores have separate premises for the sale of liquor; and (ii) control wholesale prices, setting one price for all retailers regardless of volumes purchased.

Advertising

The Company conducts advertising programs with mail and flyer advertising in local newspapers and mail drops to maintain local consumer awareness of specific stores and their location. Most of the advertising is associated with special occasions such as Easter, Victoria Day, Canada Day, Labour Day, Thanksgiving and Christmas.

The Company also offers its customers a propriety preferred customer program through the use of a "Club Card" at no extra cost. With the Club Card, customers are able to take advantage of in-store price discounts and the Company's special flyers and other advertising. Management believes that the Club Card, which operates similar to the club cards offered by major grocery and other retail chains, offers the best means of developing and maintaining customer loyalty.

Store Locations

The Company's business model is based on highly visible and accessible store locations, anchored by major retailers and close to residential areas. The Company endeavours to locate its stores in high traffic locations with ample parking to allow customers to easily visit the store when shopping for other products, particularly groceries. In most cases, the Company has negotiated the exclusive right for retail sales of beer, wines and spirits for off premises consumption in the shopping centres where its stores are located. See also "Description of the Business – Store Leases".

Effective Sales Staff

The Company endeavours to maintain product knowledgeable managers and line staff through frequent seminars and training. Store managers annually spend two or three days receiving training on policies, operations and loss prevention from the Company's store operations manager. The majority of store

managers are promoted from the Company's sales staff and supervisors. New store managers also spend two weeks working with an existing store manager to get "hands on" experience with the day-to-day operations of a store. All new staff members receive training in Company policies and operations overview, loss prevention, robbery prevention and basic product knowledge.

Inventory and Pricing Strategy

The Company's stores generally carry between 1,000 and 4,000 products. The Company provides a large selection in all product categories, especially wine, coolers, import beers, liqueurs and scotch, and offers value products in every category possible. Product selection is customized at each store to adapt to local demand and large fine wine selections are maintained at several of the Company's stores, with separate areas and specially trained and knowledgeable staff. The Company's larger scale of operations enables it to carry a wider variety and larger inventory of products than most of its competitors.

The Company also supplies products on a wholesale basis to a number of restaurants, golf courses, nightclubs, and other licensees.

As customer purchases are made predominantly on a convenience basis, the Company prices its products competitively but does not seek to position itself as a "discounter".

The Company's utilizes credit facilities to finance inventory, which typically turns over an average of six times per year. See "Material Contracts - Credit Facility".

Supply System

Subject to limited exceptions, the Company has access to all products available in Alberta from suppliers through the central warehouse operated by CLS as well as a supply of domestic beer from Brewers Distributors and other domestic beer manufacturers who deliver directly to the stores. The CLS warehouse handles approximately 11,000 to 12,000 products at any given time.

A product price catalogue is made available every two weeks in which products are available to all retailers at the same price. A minimum 25 case order is required to purchase from the CLS warehouse. Wholesale price changes are allowed every two weeks and at certain times, manufacturers will offer price discounts through "limited time offers" ("**LTOs**") that are available to all retailers in any quantity. LTOs most often apply to well known, high volume brands, and take place generally every two to four months. Although volume discounts are not permitted, savings can be achieved by purchasing larger volumes at the discounted LTO prices and managing inventories to maintain stock until the next LTO (a practice referred to as "bridge buying").

The beer manufacturers, including Labatt, Molson, Big Rock Breweries and Sleeman Breweries Ltd., operate their own warehouses in Calgary and/or Edmonton and deliver to retailers on a weekly or twice weekly basis, depending on volumes ordered. Most other imported beer is distributed through the CLS warehouse.

A "postage stamp" rate (i.e. every retailer pays the same price per case for delivery regardless of the location of the retailer) applies to all products distributed from the CLS warehouse. Similarly, the beer manufacturers deliver with freight charges included in the price per unit so every retailer pays the same landed price for beer.

Store Leases

All of the Company's stores are located in Alberta and British Columbia. The Company leases all of its store premises and its head office and warehouse premises. The Company's store leases typically have a 5 to 10 year initial term with options to renew from 10 to 20 years. The average remaining term of the store leases is approximately 14 years (assuming the exercise by the Company of all renewal options). The leases are held by various landlords. The total minimum rent payments under the Company's leases in calendar 2005 was approximately $4 million. The leases are net leases requiring the Company to pay, in addition to minimum rent, a share of taxes, insurance and maintenance and operating costs. The Company believes that no specific lease or location is material to the Company.

Maintenance and Capital Expenditures

The Company's expenditures on facilities and equipment fall into three categories: repairs and maintenance; renovations and replacements; and growth. Repairs and maintenance expenditures are budgeted in operations and expensed in the year incurred. Renovation and replacement expenditures are made to refurbish stores and replace equipment and are capitalized. Growth expenditures, which include the costs of building new stores, acquiring and renovating existing stores, and the purchase of new equipment, are also capitalized. Repairs, maintenance, replacement and renovation expenditures will be funded from operations and growth expenditures will be funded from equity financings or the Company's Credit Facility.

Management Information Systems

The Company uses the same point of sale system in all but two of its stores. The point of sale system is widely utilized in the industry and provides accurate and reliable inventory, stock value and cash control. The Company employs a full time loss prevention manager and has a strong accounting and inventory management system that have helped in consistently limiting its "shrinkage" to less than 0.3% of sales, including breakage and method of payment losses. Cash is reconciled on a daily basis and inventory is cycle counted weekly and reconciled monthly.

Employees

The Company had approximately 650 employees as of December 31, 2005. The Company has no unionized employees.

INDUSTRY OVERVIEW

General

The supply and distribution of alcoholic beverages in Canada is regulated by both federal and provincial legislation. Under the *Importation of Intoxicating Liquors Act* (Canada), the federal government restricts the importation of alcoholic beverages into a province except under the provisions established by a provincial agency vested with the right to sell alcoholic beverages (referred to as a ``liquor board''). Each province has created a liquor board that has a monopoly on the supply and distribution of alcoholic beverages within provincial borders. In all provinces except Alberta, the majority of alcoholic beverages are sold through government owned and operated liquor stores. To varying degrees, most provinces permit limited sales of alcoholic beverages, primarily beer and wine, through privately owned and operated retail outlets such as on-site (brewery) stores, hotel vendors for off-premise consumption, retail beer stores operated by major breweries and, in Quebec, licensed grocery and convenience stores.

The Province of Alberta is the only province in Canada, however, that has a fully privatized retail distribution system for alcohol in which all liquor stores are privately owned and operated and are permitted to sell all forms of alcoholic beverages including wine, coolers, spirits and beer. The Province of British Columbia has a partly privatized retail liquor industry, with both government and privately owned and operated retail liquor stores.

Alberta Regulatory Environment

Licensing

The retail liquor business in Alberta is regulated by the AGLC under the GLA. Licenses to operate retail liquor stores, which must be renewed annually, are issued by the AGLC. The GLA does not restrict the number of outlets or their location, although specific store locations are subject to regulation through local and municipal bylaws and zoning requirements.

Store Operations

Maximum hours of operation for liquor stores are set at 10:00 a.m. to 2:00 a.m., seven days per week (except for Christmas Day). At least 90% of store sales must be beverage alcohol. Liquor related items may also be sold including soft drinks and other drink mixes, ice, de-alcoholized products, glassware and other accessories. Liquor stores may sell liquor to other liquor stores, other licensed premises (e.g., lounges, restaurants, pubs, taverns, etc.) and permit holders. Liquor stores may sell permits for private functions and may provide delivery service.

A liquor store must either be a freestanding building, or if it is in a building in which there are other businesses, the liquor store must be physically separated from the other business. The liquor store must have its own entrance and exit separate from those of the other business, have a common wall between the liquor store and the other business, and have its own receiving and storage area separate from any other business. A liquor store cannot, however, be operated within the same building as the other business if the building is larger than 929 square metres (10,000 square feet). In that case, the premises for the liquor store must be physically separated and detached from the premises occupied by the other business.

A person may own more than one liquor store and/or other licensed premise (other than a manufacturer's license), and operate them under the same or different names. While liquor stores must normally store their liquor products on site, the AGLC may approve a separate warehouse to enable a retail liquor store licensee to serve multiple liquor stores operated by the licensee. Warehouses may not be established for the purpose of supplying other licensees. Liquor manufacturers or agents for manufacturers may not own or otherwise be financially involved in liquor stores.

Liquor store records are subject to review by the AGLC and AGLC inspectors must be given full and unrestricted access to licensed premises.

Advertising and Promotion

Advertising is permitted in any medium subject to restrictions imposed by advertising policy guidelines under the GLA. The common owner/operator of a liquor store and another business or company may not conduct cross-market or cooperative advertising or promotions between the liquor store and the other commonly owned or affiliated non-liquor business or company, nor can there be any co-operative advertising between a liquor store and a manufacturer.

Subject to AGLC guidelines, liquor stores are permitted to promote specific brands of liquor within their stores by such means as in-store tastings, displaying brand posters or banners, giving away small value items with brand logos and holding contests. A liquor store may give away merchandise, other than liquor or food, to promote the store, provided the merchandise identifies the store and is not given to the store by suppliers. Suppliers' promotional activities must be directed to store customers and may not benefit a store owner directly.

Retail Pricing

Liquor stores are free to set their own retail prices, including selling at below the wholesale cost, and may adjust prices based on the customer, the amount of sale or any factor determined relevant, at the discretion of the store operator.

Supply

The AGLC remains the sole importer of liquor products into Alberta and liquor stores must purchase liquor products at wholesale prices through the AGLC warehouse, or through the AGLC from a manufacturer authorized to warehouse and distribute products, or from other liquor stores. A number of domestic beers are purchased from the AGLC by placing orders with the respective brewery. Breweries may set minimum order quantities for delivery service. Liquor stores are required to pay for products ordered before they are released from the warehouse. There are currently four licensed warehouse companies in Alberta: Connect Logistics Services Inc. ("CLS"), which operates the main warehouse in St. Albert; Brewers Distributor Ltd., which warehouses and distributes beer products for Molson Canada and Labatt Brewing Company Limited from Edmonton and Calgary; Big Rock Brewery, which distributes beer from its brewery/warehouse in Calgary; and Sleeman Breweries Ltd., which warehouses and distributes its products from a warehouse in Calgary.

The AGLC operates a consignment system of inventory management, where the ordering, consolidation, shipment, and ownership of inventory are the responsibility of manufacturers and/or agents representing the manufacturers. In order to import liquor into Alberta, manufacturers must use a liquor agent registered with the AGLC. Manufacturers and/or their agents determine which products will be sold in Alberta and are responsible for promoting and marketing their products to retailers.

Wholesale and Delivery Pricing System

The AGLC requires that there be one wholesale price quoted for each product and individual retailers are not allowed to negotiate discounts with liquor suppliers. Supplier price changes are permitted on a bi-weekly basis.

The AGLC imposes a flat markup that is added to the supplier's price quotation and is levied in dollars per litre and varies by product class. The AGLC does not impose a separate wholesale markup but warehouse storage, handling, order processing and distribution charges are paid to the warehouse operator.

Wholesale prices are available to licensees based on a minimum order of 25 cases if shipped from the CLS warehouse. Customers are subject to order processing and distribution charges based on delivery schedule (emergency or regular), pickup or delivery, and the number of cases ordered. Suppliers are charged for warehouse handling and storage. Wholesale prices are also available on beer purchased directly from a number of Alberta breweries that brew, warehouse, and distribute their own products to retailers. The AGLC collects the wholesale price and in turn remits to the brewer its portion of the wholesale price.

A "postage stamp" delivery system applies for the delivery of liquor products from the warehouse with the delivery charge per case shipped from the CLS warehouse being the same no matter where the receiving store is located in Alberta. A similar system exists for purchases from beer manufacturers with freight charges being included in the price so that every retailer pays the same landed price for the same beer.

British Columbia Regulatory Environment

With sales of over $2.1 billion for its fiscal year ended March 31, 2005, the British Columbia Liquor Distribution Branch (the "BCLDB") is one of Canada's largest beverage alcohol distributors. The BCLDB regulates the importation, distribution and retailing of beverage alcohol in the province pursuant to the *Liquor Distribution Act* (British Columbia) (the "BCLDA"). At March 31, 2005 the business of retailing liquor in British Columbia was shared between 212 government owned and operated BCLDB stores, 534 privately owned and operated licensee retail stores ("LRS"), 231 rural agency stores, 141 manufacturer's stores, 12 independent wine stores and 10 duty free stores. Until 2002, only existing license holders for certain other "primary" liquor establishments (such as bars, cabarets, pubs or hotels) could hold a license to operate an LRS. An LRS had to be physically connected to the primary establishment, could only sell beer and wine and the holder of the license for the primary establishment was limited to one LRS license per primary establishment. In 2002, a number of regulatory initiatives were undertaken that included allowing LRS's to sell spirits, as well as beer and wine, and the elimination of the requirement that the LRS had to be physically connected to the primary establishment. An LRS may now be located any distance from the primary establishment within the same municipality or up to five kilometres from the primary establishment if located in a different municipality. The location of an LRS is also subject to municipal zoning and bylaw regulation. In addition, the restrictions on LRS licenses were relaxed between August 2002 and November 2002 when a moratorium on new licenses was imposed. During this period when any liquor license holder could apply for an LRS license 519 new LRS licenses were approved. As no new LRS licenses are currently being issued, anyone wishing to operate a liquor store in British Columbia must enter into a third party operating agreement with a holder of an existing LRS license.

In most cases an LRS may also sell other goods such as soft drinks and other drink mixes, tobacco, confectionary goods and lottery tickets. Substantially all liquor product supply for an LRS must be purchased from the BCLDB at a discount of 13% from the BCLDB retail price. Retail prices of liquor products are not regulated but are subject to a minimum price by product category established by the BCLDB.

RETAINED INTEREST AND EXCHANGE RIGHTS

Retained Interest

As of March 24, 2006 the Vendors own 1,184,358 Exchangeable LP Units and 2,125,000 Subordinated LP Units representing, in the aggregate, 27.74% of the LP Units. The Vendors also own 3,309,358 GP Common Shares representing, in the aggregate, 27.74% of the GP Common Shares.

Exchange Rights

The Exchangeable LP Units are indirectly exchangeable for Units on the basis of one Unit for each Exchangeable LP Unit. The exchange procedure may be initiated by the holder of an Exchangeable LP Unit at any time and from time to time by delivering to the GP a unit certificate in respect of that portion of its Exchangeable LP Units to be exchanged, duly endorsed in blank for transfer, as well as a certificate representing a proportionate number of GP Common Shares. The GP will give notice of the proposed

exchange to LSOT, which will acquire Units from the Fund in consideration for the issuance of LSOT Units and LSOT Notes in the number required to complete the exchange. LSOT will deliver to the GP a certificate for the requisite number of Units duly endorsed in blank for transfer. The GP will effect the exchange procedure by causing to be issued in the name of LSOT a unit certificate for that number of Ordinary LP Units (and a proportionate number of GP Common Shares) to be issued on the exchange, entering LSOT in the register of limited partners of Liquor Stores LP and in the register of shareholders of the GP in respect of such additional Ordinary LP Units and GP Common Shares, causing the Exchangeable LP Units and GP Common Shares so tendered for exchange to be cancelled, and delivering to the previous holder of the Exchangeable LP Units a certificate for that number of Units of the Fund to be received on the exchange.

Voting Rights

Holders of Exchangeable LP Units and Subordinated LP Units hold Special Voting Units of the Fund that are attached to, and are evidenced by, the certificates representing the Exchangeable LP Units and Subordinated LP Units. The Special Voting Units entitle the holders thereof to vote in all votes of Voting Unitholders (including resolutions in writing) as if they were the holders of the number of Units that they would receive if all their Exchangeable LP Units and Subordinated LP Units were exchanged for Units. See "Liquor Stores Income Fund — Units and Special Voting Units".

Dilution Rights and Economic Equivalence

The Exchange Agreement provides that in the event that there is a change in the number of Exchangeable LP Units or the number of Units outstanding as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Exchangeable LP Units or Units (other than a consolidation of Units immediately following a distribution of Units in lieu of a cash distribution), the exchange ratio will be adjusted by the Fund. The Exchange Agreement also provides that the Fund will not issue or distribute Units to the holders of all or substantially all of the then outstanding Units (other than a distribution of Units in lieu of cash distribution), issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Units or issue or distribute property of the Fund to the holders of all or substantially all of the then outstanding Units unless, in each case, the economic equivalent thereof (as determined by the Trustees) is issued or distributed simultaneously to the holders of Exchangeable LP Units and Subordinated LP Units.

Reclassification of Units

If at any time while any Exchangeable LP Unit or Subordinated LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization or distribution of the Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then the Exchange Rights will be adjusted in a manner approved by the Trustees, acting reasonably, so that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

If at any time while any Subordinated LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization of the Fund as a result of any consolidation, amalgamation, arrangement, merger or other form of business

combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then notwithstanding the terms and conditions of the Subordinated LP Units and any other provision of the Declaration of Trust or the Limited Partnership Agreement, the outstanding Subordinated LP Units will automatically convert into Exchangeable LP Units at the then current conversion ratio in effect under the Limited Partnership Agreement, and the holders of such Subordinated LP Units will, immediately subsequent to such conversion, be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled to receive upon the exercise of their Exchange Rights, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

In addition, if at any time while any Subordinated LP Unit is outstanding there is any reclassification of the Exchangeable LP Units outstanding, any change of the Exchangeable LP Units into other units or securities (other than into Units) or any other capital reorganization of Liquor Stores LP or any consolidation, amalgamation, arrangement, merger or other form of business combination of Liquor Stores LP with or into any other entity resulting in a reclassification of the outstanding Exchangeable LP Units, then the holders of Subordinated LP Units will be entitled to receive, in lieu of the number of Exchangeable LP Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Exchangeable LP Units that they would have received had they converted their Subordinated LP Units for Exchangeable LP Units immediately before the effective date of any such transaction.

Registration Rights

The Vendor Group has been granted "demand" and "piggy back" registration rights by the Fund that will enable them to require the Fund to file a prospectus and otherwise assist with a public offering of Units subject to certain limitations, with the Fund's expenses to be borne by the Vendor Group (or on a pro rata basis if both the Vendor Group and the Fund are offering Units) pursuant to the terms and conditions of the Exchange Agreement. In the event of a "piggy back" offering, the Fund's financing requirements are to take priority.

Subordination

Distributions on the Subordinated LP Units are subordinated in favour of Ordinary LP Units and Exchangeable LP Units. Distributions are only paid by the Company on the Subordinated LP Units at the end of a fiscal quarter to the extent that: (i) the Company has paid average monthly distributions of at least $0.0833 per Ordinary LP Unit and Exchangeable LP Unit to holders of Ordinary LP Units and Exchangeable LP Units during that quarter; and (ii) any deficiency in such distributions to holders of Ordinary LP Units and Exchangeable LP Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency is borne by holders of the Subordinated LP Units, distributions on which are reduced to the extent necessary to support the continued payment of distributions on the Ordinary LP Units and Exchangeable LP Units and any applicable deficiency in such distributions.

Distributions on the Ordinary LP Units and Exchangeable LP Units are cumulative, such that the amount of any deficiency will accumulate for a period of 12 months. Payments of deficiencies in distributions on the Ordinary LP Units and the Exchangeable LP Units are made in priority to distributions on the Subordinated LP Units. Any accumulated deficiency on Ordinary LP Units and Exchangeable LP Units not satisfied by a distribution by the Company within 12 months of the date it arose will cease to be

payable (i.e., distributions on the Subordinated LP Units are not reduced to fund accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made). As the holder of the Ordinary LP Units, LSOT will be entitled to enforce payment of any accumulated deficiency during the term of the subordination provisions.

The Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis at (and the subordination provisions will only apply until) the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Company has earned EBITDA (derived from audited financial statements) of at least $9.836 million (the "**EBITDA Target**") and the Company has paid distributions of at least $1.00 per LP Unit (the "**Distribution Target**") for such fiscal year.

For the purposes of the subordination provisions, EBITDA is calculated and adjusted in a manner consistent with the definition of EBITDA set forth in this annual information form. See "Non-GAAP Measures".

The Limited Partnership Agreement provides that if a take-over bid by a person acting at arm's length to the Vendors owning Subordinated LP Units (or any associate or affiliate thereof or person acting jointly or in concert with such Vendors) is made for the Units, then, provided that 20% or more of the Units on a fully diluted basis (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken-up and paid for pursuant to the take-over bid, the subordination of the Subordinated LP Units will automatically terminate and be of no further force or effect and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis. The subordination of the Subordinated LP Units will also automatically terminate and be of no further force or effect and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis on the completion of an Acquisition Transaction.

Notwithstanding the subordination of distributions payable to holders of the Subordinated LP Units, holders of these LP Units have the right, through Special Voting Units held by them, to a number of votes at any meeting of Voting Unitholders equal to the number of Units which may be obtained upon the exchange of such Subordinated LP Units without giving effect to such subordination.

LIQUOR STORES INCOME FUND

The Fund is an unincorporated open-ended investment trust governed by the laws of the Province of Alberta and created pursuant to the Declaration of Trust. The Fund qualifies as a "mutual fund trust" for the purposes of the Tax Act, but the Fund is not a mutual fund under applicable securities laws.

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

The following is a summary description of the material provisions of the Declaration of Trust. This summary is qualified in its entirety by reference to the full text of the Declaration of Trust.

Activities of the Fund

The Declaration of Trust provides that the Fund's operations and activities shall be restricted to:

(a) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with the debt and equity securities of any of the Liquor Stores Entities, and other corporations,

partnerships, trusts or other Persons involved, directly or indirectly, in the retail liquor business and businesses related, ancillary or incidental thereto, and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with securities issued by, or loans made to any of the Liquor Stores Entities, or any other business entity or other Person in which a Liquor Stores Entity has or is concurrently acquiring an interest;

(c) investing in securities of other issuers that meet the Fund's investment criteria;

(d) disposing of all or any part of the property of the Fund;

(e) holding cash in interest bearing accounts with Canadian financial institutions or investing such monies in Permitted Investments;

(f) issuing Units, Special Voting Units and other securities of the Fund including, without limitation, rights, warrants, convertible securities or options to acquire Units or Special Voting Units or other securities of the Fund;

(g) issuing debt securities (including debt securities convertible into, or exchangeable for, Units, Special Voting Units or other securities of the Fund) or otherwise borrowing, mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Fund's assets as security for any of its obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person including, without limitation, any Liquor Stores Entity or the performance of any obligation of any Person including, without limitation, any Liquor Stores Entity, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Fund's assets as security for such guarantee and subordinating its rights under the LSOT Notes to other indebtedness and obligations;

(i) purchasing, repurchasing or redeeming securities issued by the Fund;

(j) satisfying the obligations, liabilities or indebtedness of the Fund;

(k) performing its obligations under the Administration Agreement, the Securityholders Agreement and the Exchange Agreement; and

(l) undertaking such other activities, or taking such actions (including investing in securities), related to or in connection with the foregoing or as contemplated by the Declaration of Trust or as may be approved by the Trustees from time to time;

provided that the Fund shall not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would not be allowed for a mutual fund trust under subsection 132(6) of the Tax Act. In connection with this duty, the Trustees have broad authority and are entitled to take such actions as they consider necessary or appropriate in accordance with the Declaration of Trust to preserve the mutual fund status of the Fund, including as described under "Limitation on Non-Resident Ownership".

Units and Special Voting Units

The beneficial interests in the Fund are divided into interests of two classes, described and designated as "**Units**" and "**Special Voting Units**", respectively. An unlimited number of Units and Special Voting Units are issuable pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units are not subject to future calls or assessments and entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units are not entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units, Subordinated LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units are issued in conjunction with, and are attached to, the Exchangeable LP Units and Subordinated LP Units (or other Exchangeable Securities) to which they relate, and are evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units are not transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit entitles the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit, Subordinated LP Unit or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

Regulatory Compliance

The AGLC and BCLCLB have discretion in the granting or revocation of a license to operate a liquor store and in connection therewith may review the past conduct of persons associated with the liquor store including shareholders, management and employees. As well, the GLA prohibits certain persons from having an interest in a liquor store. Accordingly, the acquisition by any person or group of persons acting jointly or in concert of a significant percentage of the outstanding Units could result in such person or group of persons being subject to background checks under the GLA and could result in the review, revocation or non-renewal of the Company's licenses in the event of an adverse determination. The Company has never had a license revoked or not be renewed and the AGLC has advised the Company that it has never refused to issue a license to a liquor store licensee reapplying for a license.

Accordingly, the Trustees will have the authority to take certain actions if, in the opinion of the Trustees, a person, or group of persons acting in concert, fails to comply with any requirement of the GLA, the

AGLC, the BCLDA, or the BCLCLB, or any other regulatory authority having jurisdiction over the Company's liquor store licenses, including failing to provide the information required in connection with the conduct of background checks, or if the holding of Units by a person, or group of persons acting in concert could result in the revocation or non-renewal of any of the Company's liquor store licenses. In such circumstances, the Trustees shall be entitled to take any of the following actions (i) place a stop transfer on all or any of the Units of the person, or group of persons, (ii) suspend or terminate all voting and distribution rights on all or any of the Units of the person, or group of persons, (iii) apply to the Alberta Court of Queen's Bench or such other court of competent jurisdiction seeking an injunction to prevent a breach or continuing breach, or (iv) make application to the relevant securities commission, its successors, assigns or such other governmental regulatory agency having jurisdiction over the affairs of the Fund, to effect a cease trading order or such similar restriction against such person, or group of persons, until such time as such person or group of persons complies with such constraints.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Trustees

The Fund is required to have a minimum of three Trustees and a maximum of nine Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). The Trustees supervise the activities and manage the affairs of the Fund.

The Trustees, who are also directors of the GP, are R. John Butler, Jim Dinning and Glen H. Heximer, C.A. The Trustees are all "independent" within the meaning of applicable Canadian securities legislation.

Trustees are appointed at each annual meeting of Voting Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being a majority of the Trustees then holding office, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees (other than as provided below) or from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose, the Trustees must forthwith call a special meeting of the Voting Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are not Trustees then in office, any Voting Unitholder may call the meeting. The Trustees may, prior to the first annual meeting of Voting Unitholders or between annual meetings of Voting Unitholders, appoint one or more additional Trustees to serve until the next

annual meeting of Voting Unitholders, but the number of additional Trustees so appointed may not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Voting Unitholders.

A Trustee may resign upon written notice to the Fund and may be removed by a resolution passed by a majority of the Voting Unitholders. A vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the remaining Trustees.

The Declaration of Trust provides that, subject to its terms and conditions, the Trustees have full, absolute and exclusive power, control and authority over the assets of the Fund and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the assets of the Fund, and may, in respect of the assets of the Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the Trustees are responsible for, among other things: (i) supervising the activities and managing the investments and the affairs of the Fund; (ii) maintaining records and providing reports to Voting Unitholders; (iii) effecting payments of distributable cash from the Fund to Unitholders; (iv) acting for, voting on behalf of and representing the Fund as a holder of LSOT Units and a holder of LSOT Notes and other securities; (v) voting in favour of the Fund's nominees to serve as trustees of LSOT; and (vi) causing LSOT to vote in favour of the Fund's nominees as directors of the GP.

The Declaration of Trust provides that the Trustees must act honestly and in good faith with a view to the best interests of the Fund and in connection therewith must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee and officer of the Fund, as well as former Trustees and officers, and their respective heirs and legal representatives, will be entitled to indemnification from the assets of the Fund in respect of the exercise of that person's powers, and the discharge of that person's duties, provided that the person acted honestly and in good faith with a view to the best interest of the Fund and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the person had reasonable grounds for believing that his or her conduct was lawful.

Cash Distributions

The Fund makes monthly cash distributions of its distributable cash to Unitholders to the extent determined prudent by the Trustees. The amount of cash available for distribution is equal to the interest and principal repayments on the LSOT Notes and the distributions (if any) on or in respect of the LSOT Units owned by the Fund and all other amounts, if any, from any other investments from time to time held by the Fund received in such period, less amounts that are paid, payable, incurred or provided for in such period in connection with: (a) amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units; (b) satisfaction of debt service or other obligations of the Fund on account of both principal and interest; and (c) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Fund, that have been or are reasonably expected to be incurred in the activities and operations of the Fund (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the available distributable cash of the Fund).

The Fund may make additional distributions in excess of the aforementioned monthly distributions during the year, as the Trustees may determine. The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year as is necessary to ensure that the Fund will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Fund that is unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have any income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund makes monthly cash distributions to Unitholders of record on the last business day of each month or such other date as may be determined from time to time by the Trustees, and the distributions are paid generally on the 15th day of the following month. See "Distributions".

Unitholders who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether such distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

The Fund, LSOT and the Company have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Company's performance. See "Risk Factors — Risks Relating to the Structure of the Fund — Cash Distributions".

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of a duly completed and properly executed notice requesting redemption in a form approved by the Trustees specifying the number of Units to be redeemed. As the Units are issued in book-entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer. As of the close of business on the date the Units are surrendered for redemption, all rights to and under the Units tendered for redemption shall (subject to the following) be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "**Redemption Price**") equal to the lesser of:

(a) 90% of the Market Price of the Units on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) during the period of the last 10 trading days during which the Units traded on such stock exchange or market ending immediately prior to the date on which the Units were tendered for redemption; and

(b) the Closing Market Price of the Units on the date on which the Units were tendered for redemption on the principal stock exchange on which Units are listed (or, if Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading).

For the purposes of determining the Redemption Price, "**Market Price**" for a specified trading period will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, "**Market Price**" for a specified trading period will be the average of the following prices established for each of the trading days during the specified trading day period: the average of the last bid and ask prices for each trading day on which there was no trading and the weighted average trading prices of the Units for each trading day on which there was trading. For the purposes of determining the Redemption Price, "**Closing Market Price**" will be: (i) an amount equal to

the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable market or exchange provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Units on the applicable market or exchange if there was trading on the specified date and the applicable market or exchange provides only the highest and lowest trading prices of Units traded on a particular day; or (iii) the average of the last bid and ask prices on the applicable market or exchange if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment by the Fund no later than the last day of the calendar month following the calendar month in which the Units were tendered for redemption, provided that the entitlement of the Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

(a) the total amount payable in cash by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month may not exceed $50,000, provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b) at the time such Units are tendered for redemption, the outstanding Units must be listed for trading on a stock exchange or traded or quoted on another market that, in the sole discretion of the Trustees, provides a representative fair market value price for the Units; and

(c) the normal trading of Units must not be suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the date that the Units are tendered for redemption or for more than five trading days during the 10 trading day period prior to the date on which the Units are tendered for redemption.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie. In such circumstances, LSOT Units and Series 1 LSOT Notes of a value equal to the Redemption Price will be redeemed by LSOT in consideration of the issuance to the Fund of Series 2 LSOT Notes. The Series 2 LSOT Notes will then be distributed in satisfaction of the Redemption Price. The Fund will be entitled to all interest paid on the LSOT Notes and the distributions paid on the LSOT Units on or before the date of the distribution in specie. Where the Fund makes a distribution in specie of a pro rata number of securities of LSOT on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the redemption of LSOT Units and Series 1 LSOT Notes in exchange for Series 2 LSOT Notes, or as a result of the distribution of Series 2 LSOT Notes to the Unitholder on the redemption of such Units.

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Series 2 LSOT Notes that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Series 2 LSOT Notes and they may be subject to resale restrictions under applicable securities laws. Series 2 LSOT Notes so distributed may not be qualified investments for trusts governed by Exempt Plans depending upon the circumstances at the time.

Repurchase of Units

The Fund is allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities laws and the rules prescribed under applicable stock exchange or regulatory policies.

Meetings of Voting Unitholders

The Declaration of Trust provides that meetings of Voting Unitholders are required to be called and held annually, for the purpose of: (i) the election of Trustees, (ii) the appointment of auditors of the Fund for the ensuing year, (iii) generally, any other matter that requires a resolution of Voting Unitholders, and (iv) transacting such other business as the Trustees may determine or as may be properly brought before the meeting. The Declaration of Trust provides that the Voting Unitholders are entitled to pass resolutions that will bind the Fund only with respect to:

(a) the election or removal of Trustees;

(b) any amalgamation, arrangement, other merger or capital reorganization of the Fund with any other entity, except in conjunction with an internal reorganization or the acquisition by the Fund or a Liquor Stores Entity of the securities or assets of another entity;

(c) the appointment or removal of nominees of the Fund chosen by the Voting Unitholders to serve as trustees of LSOT, except filling casual vacancies;

(d) the appointment or removal of the auditors of the Fund;

(e) the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;

(f) the approval of amendments to the Declaration of Trust (as described under "Liquor Stores Income Fund — Amendments to the Declaration of Trust");

(g) the sale of all or substantially all of the assets of the Fund;

(h) the exercise of certain voting rights attached to the securities of LSOT or the Company held directly or indirectly by the Fund, subject to the provisions of any securityholders agreement including, without limitation, the Securityholders Agreement;

(i) the election of nominees of the Fund to act as directors of the GP or the removal thereof, except filling casual vacancies;

(j) the dissolution of the Fund prior to the end of its term; and

(k) such other business as the Trustees may determine or as may properly be brought before the meeting, including, without limitation, any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval, including, if so required, the ratification of any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan.

No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.

Resolutions (i) electing or removing Trustees, (ii) electing or removing nominees of the Fund to serve as trustees of LSOT or as directors of the GP, (iii) appointing or removing the auditors of the Fund, (iv) with respect to the exercise of certain voting rights attached to the securities of LSOT or the Company held, directly or indirectly, by the Fund, (v) where applicable, ratifying any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan requiring Voting Unitholder approval under securities law, stock exchange rules or other laws or regulations, and (vi) where applicable, matters required by securities law, stock exchange rules or other laws or regulations be submitted to Voting Unitholders, must be passed by a simple majority of the votes cast by Voting Unitholders. The balance of the foregoing matters must be passed by a resolution of the Voting Unitholders passed by not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Voting Units entitled to vote on such resolution.

Subject to the foregoing limitations, a meeting of Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned in writing by the holders of not less than 5% of the Voting Units then outstanding. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Voting Unitholders may attend and vote at all meetings of the Voting Unitholders either in person or by proxy and a proxyholder need not be a Voting Unitholder. Two persons present in person and either holding personally or representing by proxy in the aggregate at least 10% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all such meetings. At any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the Voting Unitholders, will be terminated (not adjourned), but in any other case, the meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the Voting Unitholders present either in person or by proxy will be deemed to constitute a quorum.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units. This 49% limitation will be applied with respect to the issued and outstanding Units of the Fund on both a non-diluted basis and a fully diluted basis. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units and Special Voting Units are resident. In furtherance of the foregoing restrictions, the Trustees may also elect to not accept subscriptions for Units from or issue or register a transfer of Units to any person unless the person provides a declaration that he or she is not a non-resident of Canada within the meaning of the Tax Act. If, notwithstanding the foregoing, the Trustees determine, in their sole discretion, that more than 49% of the Units are held by non-residents of Canada, or that such a situation is reasonably possible, the Trustees may send a notice to non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in any other manner the Trustees consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not non-residents of Canada within the meaning of the Tax Act within such period, the Trustees may, on behalf of such persons, sell such Units and, in the interim, the voting and distribution rights attached to

such Units shall be suspended. Upon such a sale, the affected holders shall cease to be holders of the Units and their rights shall be limited to receiving the net proceeds of such sale. Notwithstanding the foregoing, the Trustees shall not take any action that shall affect the rights of the Vendor Group to or in respect of any Units held by any member of the Vendor Group on closing of the Acquisition or any Units subsequently acquired on the exchange of Exchangeable LP Units or Subordinated LP Units held by any member of the Vendor Group on closing of the Acquisition, and, for greater certainty, any of such Units shall be deemed for these purposes to have been acquired by such member prior to the acquisition of Units by any Unitholder.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time with the consent of the Voting Unitholders by a Special Resolution.

The Trustees may, at their discretion and without the approval of the Voting Unitholders, make certain amendments to the Declaration of Trust, including amendments: (i) for the purpose of ensuring continuing compliance and conformity of the Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Fund, (ii) which, in the opinion of counsel to the Trustees, provide additional protection or added benefits for Unitholders, (iii) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections that, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders, (iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Fund, or (v) for the purpose of ensuring that the Fund continues to qualify as a mutual fund trust under the Tax Act.

Notwithstanding the previous sentence, the Trustees may not amend the Declaration of Trust in a manner which would result in the Fund failing to qualify as a mutual fund trust under the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 10, 2004. On a date selected by the Trustees that is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Voting Unitholders may by a Special Resolution require the Trustees to commence the termination, liquidation or wind-up of the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Voting Unitholders, which notice shall designate the time or times at which Voting Unitholders may surrender their Voting Units for cancellation and the date at which the register of Voting Units will be closed. After the date the register is closed, the Trustees will proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose will, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Voting Unitholders, sell and convert into money the LSOT Units, LSOT Notes and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the LSOT Units,

LSOT Notes and other assets comprising the Fund together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any of LSOT Units, LSOT Notes or other assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining LSOT Units, LSOT Notes or other assets in specie directly to the Unitholders in accordance with their pro rata interests subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and 90% or more of the Units on a fully diluted basis (other than any Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by holders who did not accept the take-over bid, on the same terms on which the offeror acquired Units pursuant to the take-over bid.

The Declaration of Trust and the Exchange Agreement include provisions to facilitate the exchange of Exchangeable LP Units for Units so that a holder of Exchangeable LP Units can exercise its rights to exchange all or a portion of such holdings for Units, including conditionally, in order to tender to a take-over bid.

Information and Reports

The Fund will furnish to Voting Unitholders, in accordance with applicable securities laws, such financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Voting Unitholders, the Trustees will provide the Voting Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Declaration of Trust to be provided to Voting Unitholders.

The Trustees, the trustees of LSOT and directors and senior officers of other subsidiaries of the Fund, including the GP and Liquor Stores LP, are required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units.

Book-Entry Only System

Registration of interests in and transfers of Units are made only through a book-based system administered by CDS. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "**CDS Participant**"). All rights of Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled are made or delivered by, CDS or the CDS Participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer that is a CDS Participant and from or through which the Units are purchased. References in this annual information form to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the CDS book-entry only system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Financial Year End

The fiscal year end of the Fund is December 31.

Conflicts of Interest

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Declaration of Trust provides that if a Trustee or an officer of the Fund is a party to a material contract or transaction or proposed material contract or transaction with the Fund or any of its affiliates, or is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Fund, such Trustee or officer of the Fund or any of its affiliates, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest. Except in certain specified circumstances, a Trustee who is a party to or so interested in such a material contract or transaction will be precluded from voting on such a material contract or transaction but the presence of such Trustee at the relevant meeting shall be counted towards any quorum requirement. These provisions in the Declaration of Trust are intended to be equivalent to the provisions of the CBCA applicable to directors and officers of a corporation.

LIQUOR STORES OPERATING TRUST

The LSOT Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust. The following is a summary, which does not purport to be complete, of certain provisions of the LSOT Declaration of Trust insofar as they differ from those of the Declaration of Trust. Reference is made to the LSOT Declaration of Trust for the full text of its provisions.

General

LSOT is an unincorporated trust established under the laws of the Province of Alberta pursuant to the LSOT Declaration of Trust. The activities of LSOT are restricted to the conduct, directly or indirectly, of the business of, and the ownership, operation and lease of assets and property in connection with, the operation of the retail liquor store business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of LSOT may determine, and having investments and other direct or indirect rights in companies or other entities involved, directly or indirectly, in the retail liquor store business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of LSOT may determine. The fiscal year end of LSOT is December 31.

Trustees of LSOT

LSOT must have a minimum of three trustees and a maximum of nine trustees. A majority of the trustees of LSOT must be residents of Canada within the meaning of the Tax Act. The trustees of LSOT supervise the activities and manage the affairs of LSOT. The trustees of LSOT are the persons who serve as the Trustees (R. John Butler, Jim Dinning and Glen H. Heximer). No person other than the Fund, as the holder of all of the outstanding LSOT Units, has the right to appoint any trustees of LSOT.

The LSOT Declaration of Trust provides that, subject to the terms and conditions thereof, the trustees of LSOT will have full, absolute and exclusive power, control and authority over the assets of LSOT and

over the affairs of LSOT to the same extent as if the trustees of LSOT were the sole and absolute beneficial owners of the assets of LSOT, and may, in respect of such assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the trustees of LSOT are responsible for, among other things: (i) acting for, voting on behalf of and representing LSOT as a holder of LP Units and a holder of GP Common Shares, (ii) maintaining records and providing reports to the LSOT Unitholders, (iii) supervising the activities and managing the investments and affairs of LSOT, and (iv) effecting payments of distributable cash from LSOT to the LSOT Unitholders and payments of interest and principal on the LSOT Notes.

No additional remuneration is paid to the Trustees for also serving as trustees of LSOT.

Cash Distributions

LSOT makes monthly cash distributions of its distributable cash to the extent determined prudent by the trustees of LSOT. The amount of cash distributed monthly per LSOT Unit to the LSOT Unitholders is equal to a pro rata share of distributions on or in respect of Ordinary LP Units owned by LSOT and all other amounts, if any, from any other investments from time to time held by LSOT received in such period, less amounts which are paid, payable, incurred or provided for in such period in connection with:

(a) administrative expenses and other obligations of LSOT;

(b) any interest expense (including interest payable in respect of the LSOT Notes) incurred by LSOT;

(c) principal repayments in respect of the LSOT Notes considered advisable by the trustees of LSOT and any other debt obligations of LSOT;

(d) any cash redemptions or repurchases of the LSOT Units or the LSOT Notes; and

(e) any amount that the trustees of LSOT may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of LSOT, that have been or are reasonably expected to be incurred in the activities and operations of LSOT (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of LSOT).

Such distributions are payable to holders of record of LSOT Units on the last business day of each month and are paid within 15 days following each month end. The cash distributions payable by LSOT are intended to be received by the Fund prior to its related cash distribution to Unitholders.

The distribution declared by the trustees of LSOT in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of LSOT for such year as is necessary to ensure that LSOT will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of LSOT that is unavailable for cash distribution will, to the extent necessary to ensure that LSOT does not have any income tax liability under Part I of the Tax Act, be distributed to the LSOT Unitholders in the form of additional LSOT Units. The value of each LSOT Unit so issued will be equal to the redemption price thereof. The LSOT Declaration of Trust provides that immediately after any pro rata distribution of LSOT Units in satisfaction of any non-cash distribution, the number of outstanding LSOT Units will be consolidated such that each holder of LSOT Units will hold after consolidation the same number of LSOT Units as the holder held before the non-cash distribution.

Unit Certificates

As LSOT Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the LSOT Units will not be made through the book-entry only system. Rather, holders of LSOT Units will be entitled to receive certificates therefor.

The LSOT Notes

The following is a summary of the material attributes and characteristics of the LSOT Notes issuable by LSOT under the Note Indenture, which summary does not purport to be complete. Reference is made to the Note Indenture for a complete description of the LSOT Notes and the full text of its provisions.

Two series of LSOT Notes are authorized for issuance under the Note Indenture. Currently, only Series 1 LSOT Notes are issued and outstanding, all of which are held by the Fund. Series 2 LSOT Notes are reserved by LSOT to be issued exclusively as full or partial payment of the redemption price of Series 1 LSOT Notes. LSOT Notes are issuable in Canadian currency. As at the date hereof, LSOT has issued $65,710,800 principal amount of Series 1 LSOT Notes to the Fund.

Interest and Maturity

The Series 1 LSOT Notes are payable on demand, mature on the 15th anniversary of the date of issuance and bear interest at a rate of 4% per annum, payable on the 15th day of each calendar month that such Series 1 LSOT Notes are outstanding. Each Series 2 LSOT Note matures on the same date as the Series 1 LSOT Notes and bears interest at a market rate to be determined by LSOT's trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 2 LSOT Note is outstanding.

Payment upon Maturity

On maturity, LSOT will repay the LSOT Notes by paying to the trustee under the Note Indenture in cash an amount equal to the principal amount of the outstanding LSOT Notes that have then matured, together with accrued and unpaid interest thereon.

Redemption

The LSOT Notes are redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, payable in cash or, in the case of a redemption of Series 1 LSOT Notes, in Series 2 LSOT Notes) at the option of LSOT prior to maturity.

Subordination

Payment of the principal amount and interest on the LSOT Notes is subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which is defined as all indebtedness, liabilities and obligations of LSOT which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the LSOT Notes issued under the Note Indenture.

The Note Indenture provides that upon any distribution of the assets of LSOT in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to LSOT, the holders of all

such senior indebtedness are entitled to receive payment in full before the holders of the LSOT Notes are entitled to receive any payment.

Default

The Note Indenture provides that any of the following shall constitute an event of default:

(a) default in payment of the principal of the LSOT Notes when the same becomes due and the continuation of such default for a period of ten business days;

(b) default in payment of any interest due on any LSOT Notes and continuation of such default for a period of fifteen business days;

(c) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of thirty days after notice in writing has been given to LSOT's trustees specifying such default and requiring LSOT to rectify the same; and

(d) certain events of dissolution, liquidation, reorganization or other similar proceedings relative to LSOT.

The provisions governing an event of default under the Note Indenture and remedies available thereunder do not provide protection to the holders of LSOT Notes that would be comparable to the provisions generally found in debt securities issued to the public.

LIQUOR STORES LIMITED PARTNERSHIP

General

Liquor Stores LP is a limited partnership formed under the laws of Alberta. The business of Liquor Stores LP is to develop, acquire, make investments in and conduct the business and ownership, operation and lease of assets and property in connection with, the retail liquor business in Canada, together with all activities ancillary or incidental thereto and such other businesses and activities as the board of directors of the GP may determine. The following is a summary of the material attributes and characteristics of the LP Units and certain provisions of the Limited Partnership Agreement, which summary is not intended to be complete. Reference is made to the Limited Partnership Agreement and the full text of its provisions for a complete description of the LP Units.

General Partner

The managing general partner of Liquor Stores LP is the GP. As general partner of Liquor Stores LP, the GP has been issued LP Units for nominal consideration. The LP Units entitle the holder thereof to one vote for each whole unit held at all meetings of holders of partnership units and to an allocation of 0.001% of the income or loss of Liquor Stores LP for each fiscal year. As general partner and holder of the LP Units, the GP has the authority to manage the business and affairs of Liquor Stores LP and has unlimited liability for the obligations of Liquor Stores LP. See "Liquor Stores GP Inc.".

LP Units

Liquor Stores LP is entitled to issue various classes of partnership interests, for such consideration and on such terms and conditions as may be determined by the GP. As at the date hereof, Liquor Stores LP has

issued 8,620,642 Ordinary LP Units (which are held by LSOT), 1,184,358 Exchangeable LP Units (which are held by the Vendors) and 2,125,000 Subordinated LP Units (which are held by the Vendors). Liquor Stores LP has also issued GP Units (which are held by the GP). The Ordinary LP Units represent a 72.26% interest in Liquor Stores LP and the Exchangeable LP Units and the Subordinated LP Units collectively represent a 27.74% interest in Liquor Stores LP.

The Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units entitle the holder thereof to one vote for each whole unit held at all meetings of holders of the Units and have economic rights that are equivalent in all material respects, except that (i) Exchangeable LP Units are exchangeable, directly or indirectly, on a one-for-one basis (subject to customary anti-dilution protections) for Units at the option of the holder at any time, (ii) distributions on the Subordinated LP Units are subject to the subordination arrangements described below, and (iii) the Subordinated LP Units automatically convert into Exchangeable LP Units upon the satisfaction of certain conditions and in certain circumstances. Additionally, Exchangeable LP Units and Subordinated LP Units are accompanied by Special Voting Units that entitle the holder to receive notice of, attend and to vote at all meetings of Voting Unitholders. See "Retained Interest and Exchange Rights — Exchange Rights" and "Retained Interest and Exchange Rights — Subordination".

Distributions on the LP Units are made in the following priority:

(a) holders of Ordinary LP Units and Exchangeable LP Units are entitled to receive monthly cash distributions such that each holder of Ordinary LP Units and the Exchangeable LP Units will receive a distribution of $0.10 per unit for such month or, if there is insufficient distributable cash to make distributions in such amount, such lesser amount as is available, on a proportionate basis,

(b) at the end of each fiscal quarter of Liquor Stores LP, including the fiscal quarter ending on the fiscal year end, distributable cash will be distributed in the following order of priority:

    (i) first, in payment of the monthly cash distribution to the holders of Ordinary LP Units and Exchangeable LP Units as described above, for the month then ended;

    (ii) second, proportionately to the holders of Ordinary LP Units and Exchangeable LP Units, to the extent that monthly per unit distributions in respect of the 12 month period then ended were not made or were made in amounts less than $0.0833 per unit, the amount of any deficiency;

    (iii) third, to holders of Subordinated LP Units in a per unit amount of $0.25 or, if there is insufficient available cash to make distributions in such amount, such lesser amount as is distributable, on a proportionate basis;

    (iv) fourth, proportionately to the holders of Subordinated LP Units, to the extent that per unit distributions in respect of any fiscal quarter(s) during the 12 month period then ended were not made or were made in amounts less than $0.25 per Subordinated LP Unit, the amount of such deficiency; and

    (v) fifth, to the extent of any excess, proportionately to the holders of Ordinary LP Units, Exchangeable LP Units and Subordinated LP Units.

Distributions

Liquor Stores LP distributes its distributable cash to the extent determined prudent by the board of directors of the GP. Distributions are made on the Ordinary LP Units and the Exchangeable LP Units within 15 days of the end of each month and on the Subordinated LP Units within 15 days of the end of each fiscal quarter and are intended to be received by LSOT prior to its related distributions to the Fund. Distributions are payable to the holders of LP Units of record on the last day of the period in respect of which the distribution is to be paid. Liquor Stores LP may, in addition, make a distribution at any other time.

Distributable cash represents, in general, all of Liquor Stores LP's EBITDA, after:

(a) satisfaction of its debt service obligations (principal and interest) under credit facilities or other agreements with third parties, including amounts payable under the Credit Facility;

(b) paying awards under the LTIP or other incentives to Management and other personnel;

(c) retaining reasonable working capital reserves, maintenance capital expenditure reserves, renewal reserves, upgrade and renovation reserves or other reserves, including reserves to stabilize distributions to the partners, as may be considered appropriate by the GP; and

(d) expenditures in excess of reserves.

Capital and other expenses, including amounts required to enable Liquor Stores LP to pay equal monthly distributions based on anticipated future distributable cash, may be financed with drawings under one or more credit facilities that may be established by Liquor Stores LP.

Allocation of Net Income and Losses

The income or loss of Liquor Stores LP for each fiscal year will be allocated to the GP and to the remaining partners as to 0.001% and 99.999%, respectively. The income for tax purposes of Liquor Stores LP for a particular fiscal year will be allocated to each partner other than the GP by multiplying the total income allocated to such partners by a fraction, the numerator of which is the total sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions made by Liquor Stores LP to all partners other than the GP with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by Liquor Stores LP to that limited partner.

If, with respect to a given fiscal year, no cash distribution is made by Liquor Stores LP to its partners, or Liquor Stores LP has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of Liquor Stores LP for that fiscal year will be allocated to the GP and the remaining partners at the end of each month ending in that fiscal year, as to 0.001% and 99.999%, respectively, and to each remaining partner in the proportion that the number of LP Units held at each of those dates by that partner is of the total number of LP Units issued and outstanding at each of those dates.

Income and loss of Liquor Stores LP for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

The fiscal year end of Liquor Stores LP is December 31.

Reimbursement of the GP

Liquor Stores LP reimburses the GP for all direct costs and expenses incurred in the performance of its duties under the Limited Partnership Agreement.

Limited Liability

Liquor Stores LP operates in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. The GP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement unless the liability is not so limited as a result of or arising out of any act of such limited partner. The GP has no significant assets or financial resources, however, and therefore the indemnity from the GP has nominal value.

Transfer of Partnership Units

LP Units are not transferable except in compliance with the Securityholders Agreement to the Fund or to members of the Vendor Group. Further, LP Units may not be transferred to a person who is not resident in Canada for purposes of the Tax Act. An LP Unit is not transferable in part, and no transfer of a LP Unit will be accepted by the GP unless a transfer form, duly completed and signed by the registered holder of the LP Unit, has been remitted to the registrar and transfer agent of the GP. In addition, a transferee of a LP Unit must provide to the GP such other instruments and documents as the GP may require in appropriate form completed and executed in a manner acceptable to the GP and must pay the administration fee, if any, required by the GP. A transferee of a LP Unit will not become a partner or be admitted to Liquor Stores LP and will not be subject to the obligations and entitled to the rights of a partner under the Limited Partnership Agreement until the foregoing conditions are satisfied and such transferee is recorded on Liquor Stores LP's register of partners.

Amendments to the Limited Partnership Agreement

The Limited Partnership Agreement may only be amended with the consent of the holders of at least 66 2/3% of the outstanding partnership units voted on the amendment at a duly constituted meeting or by a written resolution of partners holding more than 66 2/3% of the outstanding partnership units entitled to vote at a duly constituted meeting. Notwithstanding the foregoing:

(a) no amendment is permitted to be made to the Limited Partnership Agreement altering the ability of the limited partners to remove the GP involuntarily, changing the liability of any limited partner, allowing any limited partner to exercise control over the business of Liquor Stores LP, changing the right of a partner to vote at any meeting, adversely affecting the rights, privileges or conditions attaching to any of the LP Units or GP Units, reducing the percentage of income allocable to limited partners to below 99.999% or changing Liquor Stores LP from a limited partnership to a general partnership, in each case, without the unanimous approval of the partners;

(b) no amendment can be made to the Limited Partnership Agreement that would adversely affect the rights and obligations of any particular limited partner without similarly affecting the rights and obligations of all other limited partners without the unanimous approval of the partners; and

(c) no amendment that would adversely affect the rights and obligations of the GP, as general partner, is permitted to be made without its consent.

The foregoing approval requirements are subject to additional restrictions on, or conditions to the approval of, amendments to the Limited Partnership Agreement pursuant to the Declaration of Trust and the Securityholders Agreement. In particular, the approval or authorization by the GP or Liquor Stores LP of any action that would result in the Units constituting foreign property for the purposes of the Tax Act requires the prior approval of Voting Unitholders by a Special Resolution.

The GP may call meetings of partners and will be required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding partnership units. Each partner is entitled to one vote for each partnership unit held. A quorum of a meeting of partners consists of one or more partners present in person or by proxy.

LIQUOR STORES GP INC.

General

The GP is a corporation established under the CBCA to act as the general partner of Liquor Stores LP.

Capital of the GP

The authorized share capital of the GP consists of an unlimited number of GP Common Shares. As at the date hereof, the Fund indirectly through LSOT, and the Vendors directly, own 72.26% and 27.74%, respectively, of the outstanding GP Common Shares. LSOT acquired its GP Common Shares from the GP for nominal consideration. Each GP Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the GP and to one vote per share at such meetings (other than meetings of another class of shares of the GP). The GP Common Shares entitle the holders thereof to receive in any year dividends as and when declared by the board of directors on the GP Common Shares. In the event of a liquidation of the GP, holders of the GP Common Shares, after payment of or other proper provision for all of the liabilities of the GP, will be entitled to share rateably in all remaining assets of the GP. The articles and by-laws of the GP contain standard restrictions, which restrict all shareholders from transferring their GP Common Shares without the consent of the directors or shareholders of the GP or as permitted by the Securityholders Agreement. The Securityholders Agreement provides that the GP Common Shares may not be transferred to any Person unless a corresponding percentage of the LP Units held by the transferor is also transferred to the same Person.

Functions and Powers of the GP

The GP has the authority to manage the business and affairs of Liquor Stores LP, to make all decisions regarding the business of Liquor Stores LP and to bind Liquor Stores LP in respect of any such decision. The GP is required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Liquor Stores LP and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

The authority and power vested in the GP to manage the business and affairs of Liquor Stores LP includes all authority necessary or incidental to carry out the objects, purposes and business of Liquor Stores LP, including the ability to engage agents to assist the GP to carry out its management obligations and administrative functions in respect of Liquor Stores LP and its business.

Restrictions on Authority of the GP

The authority of the GP is limited in certain respects under the Limited Partnership Agreement. The GP is prohibited, without the prior approval of the other partners given by a Partnership Special Resolution,

from dissolving Liquor Stores LP or selling, exchanging or otherwise disposing of all or substantially all of the assets of Liquor Stores LP (otherwise than in conjunction with an internal reorganization that has been approved by the Fund).

Withdrawal or Removal of the GP

The GP is permitted to resign as general partner on not less than 180 days' prior written notice to the partners, provided that the GP may not resign if the effect thereof would be to dissolve Liquor Stores LP. The GP may be removed as general partner of Liquor Stores LP, without its consent, if: (i) the shareholders or directors of the GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding up of the GP, or the GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner agrees to act as general partner under the Limited Partnership Agreement, or (ii) a Partnership Special Resolution has been passed and a successor general partner has agreed to act as general partner under the Limited Partnership Agreement.

RISK FACTORS

The following is a summary of certain risk factors relating to the affairs of the Fund and the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form and the documents incorporated by reference herein. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

These risks and uncertainties are not the only ones facing the Fund and the Company. Additional risks and uncertainties not currently known to the Fund or the Company, or that the Fund or the Company currently consider immaterial, may also impair the operations of the Fund or the Company. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Company, and the ability of the Fund to make distributions on the Units, could be materially adversely affected.

Risks Relating to the Company and its Business

Government Regulation

The Company operates in the highly regulated retail liquor industry principally in the Province of Alberta and also in the Province of British Columbia. Decisions by the AGLC or the British Columbia Liquor Distribution Board (the "**LDB**") or rules enacted by them, new legislation or regulations or changes to existing legislation or regulations can impact the operations of the Company both favourably and unfavourably. There is no assurance that new legislation or regulations or changes to existing legislation or regulations or decisions of the AGLC or the LDB will not adversely affect the operations or distributable cash of the Company.

All of the Company's Alberta stores are operated pursuant to licenses issued by the AGLC, which must be re-applied for annually. In its 12 years of operation, the Company has never had a store license revoked or not reissued. Management is not aware of any retail liquor store licensee having a license revoked and the AGLC has advised the Company that it has never refused to issue a license to a liquor store licensee reapplying for a license.

The AGLC and the BCLCLB have discretion in the granting or revocation of a license to operate a liquor store and in connection therewith review the past conduct of persons associated with the liquor store including shareholders, management and employees. As well, the applicable legislation prohibits certain persons from having an interest in a liquor store. Accordingly, the acquisition by any person or group of persons acting jointly or in concert of a significant percentage of the outstanding Units could result in such person or group of persons being subject to background checks under the GLA and, in the event of an adverse determination, the review, revocation or non-renewal of the Company's liquor store licenses. The Fund may take certain remedies against a Unitholder whose ownership of Units may in the opinion of the Trustees jeopardize the Company's licenses. See "Liquor Stores Income Fund — Regulatory Compliance".

Competition

The retail liquor industry in the Province of Alberta is competitive and fragmented. Competition exists mainly on a local basis with the main competitive factors being location and convenience and to a lesser degree price and service. The Company competes with other local single store operators, other local and regional chain operators, and liquor stores associated with national and regional grocery store chains. Certain of these competitors have greater financial resources than the Company. The current regulatory regime in Alberta limits certain of the potential competitive advantages of large scale retailers by, among other things, requiring liquor stores to be operated as a separate business and prohibiting the sale of liquor in stores selling other goods and by requiring all retailers to pay the same wholesale price and a uniform "postage stamp" delivery charge. Any change in this regulatory regime could materially adversely affect the Company's business and the results of its operations.

Ability to Locate and Secure Acceptable Store Sites and to Adapt to Changing Market Conditions

The success of the Company's liquor stores is significantly influenced by location. There can be no assurance that current locations will continue to be attractive, or that additional locations can be located and secured, as demographic patterns change. It is possible that the current locations or economic conditions where the Company's liquor stores are located could decline in the future including as a result of the opening of stores by competitors, resulting in potentially reduced sales in those locations. There is also no assurance that future store locations will produce the same results as existing locations. To the extent that the Company enters into long-term leases for its store locations, the Company's ability to respond in a timely manner to changes in the demographic or retail environment at any location may be limited.

Acquisition and Development Risks

Acquisitions have been a significant part of the Company's growth strategy and continue to be a significant part of the Fund's growth strategy. The Fund expects to continue to selectively seek strategic acquisitions. The Fund's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on the Fund's resources and, to the extent necessary, the Fund's ability to obtain financing on satisfactory terms for larger acquisitions, if at all. Acquisitions may expose the Fund to additional risks, including: difficulties in integrating administrative, financial reporting, operational and information systems and managing newly acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all of the Fund's stores; entry into markets in which the Fund has little or no direct prior experience; difficulties in retaining key employees of the acquired operations; disruptions to the Fund's ongoing business; and diversion of management time and resources.

In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. The Fund may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize. The Fund's failure to effectively address any of these issues could adversely affect its results of operations, financial condition and ability to service debt.

Although the Company has historically performed a due diligence investigation of the businesses or assets that it acquires, and the Fund anticipates continuing to do so for future acquisitions, there may be liabilities of the acquired business or assets that the Fund fails or is unable to uncover during its due diligence investigation and for which the Fund, as a successor owner, may be responsible. When feasible, the Fund may seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor or other reasons.

The Fund expects that new store development will also continue to be a significant part of the Fund's growth strategy. The development of new stores is subject to many of the same risks as acquisitions including limitations on the number of attractive development opportunities and competition for such opportunities and internal demands on the Fund's resources. In addition, the development of new stores requires an outlay of capital based on Management's projections of future store performance, which may prove to be incorrect.

Key Personnel

The Company's success depends on the skills, experience and effort of its key employees. The loss of services of one or more members of the Company's key employees could significantly weaken the Company's management expertise and its ability to deliver its services efficiently and profitably.

Labour Costs and Shortages and Labour Relations

The success of the Company's business depends on a large number of employees, approximately 80% of which are hourly employees. Changes in the general conditions of the employment market could affect the ability of the Company to hire or retain staff at current wage levels. The occurrence of either of these events could have an adverse effect on the Company's results of operations.

While management is not aware of any movement to unionize, there can be no assurance that some or all of the employees of the Company will not unionize in the future. Such an occurrence could increase labour costs and thereby have an adverse effect on the Company's results of operations.

Supply Interruption

Liquor store operators in Alberta are dependent on the CLS warehouse and Brewers Distributor Ltd. for the substantial majority of their products. Any significant disruption in the operations of these companies, for example as a result of an organized work stoppage, and resulting interruption in supply would have a material adverse effect on liquor store operations including the operations of the Company. To Management's knowledge, CLS currently has no unionized employees associated with its warehouse operations.

Importance of Information and Control Systems

Information and control systems play an important role in the support of the Company's core business processes, including store operations, finance, human resources, supply and inventory management and loss prevention. The Company's ability to maintain and upgrade its information systems capabilities is important to its future performance.

Dependence on Capital Markets to Fund Growth Strategy

Liquor Stores LP presently has excess capital, which Management believes will, together with its Credit Facility, provide it with sufficient funds to complete additional acquisitions and/or new store development.

However, the ability of Liquor Stores LP to make acquisitions beyond the amount of the its current excess capital and Acquisition Loan (included in the Credit Facility or any replacement or other credit facility) depends on the Fund being able to raise additional financing in the future through equity and/or debt capital markets. If the Fund is unable to obtain equity and/or debt financing, either at all or on favourable terms, it may not be able to complete additional acquisitions, which could have an adverse effect on the future growth prospects of the Fund.

Risks Relating to the Structure of the Fund

Dependence on LSOT and the Company

Cash distributions to Unitholders are entirely dependent on the ability of LSOT to pay its interest obligations under the LSOT Notes, and to make distributions on the LSOT Units. Payments by LSOT will depend, in turn, on the ability of the Company to satisfy its debt service obligations under the Credit Facility and Liquor Stores LP's ability to pay distributions on the Ordinary LP Units.

Distributions to Unitholders are entirely dependent on the ability of the Company to pay its operating expenses and to pay distributions. The sole source of cash flow of the Company is the operation of the Company. In the conduct of its business, the Company pays expenses and incurs debt and other obligations to third parties. These expenses, debts and obligations could impact the Company's ability to produce positive operating results.

The Company is entirely dependent upon the operations and assets of its liquor stores to pay distributions to LSOT, and the Company's ability to do so is subject to the risks encountered by the Company in the operation of its business, including the risks relating to the retail liquor store industry referred to above, and the results of operations and financial condition of the Company.

Unpredictability and Volatility of Unit Price

A publicly traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Units will trade cannot be predicted. The market price of the Units could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. The annual yield on the Units as compared to the annual yield on other financial instruments may also influence the price of Units in the public trading markets. An increase in market interest rates will result in higher yield on other financial instruments, which could adversely affect the market price of the Units.

In addition, the securities markets have experienced significant market wide and sectoral price and volume fluctuations from time to time that often have been unrelated or disproportionate to the operating performance of particular issuers. Such fluctuations may adversely affect the market price of the Units.

Nature of Units

The Units are hybrid securities in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in LSOT or the Company and should not be viewed as securities of LSOT or the Company. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. In addition, the benefit of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Fund. The Units represent a fractional interest in the Fund. The Fund's only assets are LSOT Notes and the LSOT Units. The price per Unit is a function of anticipated distributable cash of the Fund.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the Fund qualifies as a "mutual fund trust" as defined by the Tax Act, the Fund is not a "mutual fund" as defined by applicable securities legislation.

Cash Distributions

Although the Fund intends to distribute the cash it receives, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Liquor Stores LP and LSOT and paid to the Fund. The actual amounts of distributions paid by the Fund to the Unitholder will depend upon numerous factors, including profitability, debt covenants and obligations, the availability and cost of acquisitions, fluctuations in working capital, the timing and amount of capital expenditures, deductibility for tax purposes of interest payments on the LSOT Notes, applicable law and other factors beyond the control of the Fund, LSOT and the Company. Cash distributions are not guaranteed and will fluctuate with the Company's performance. The Company and LSOT have the discretion to establish cash reserves for the proper conduct of their business. Adding to these reserves in any year would reduce the amount of cash available for distribution by the Fund in that year. There can be no assurance as to the levels of cash distributions to be paid by the Fund, if any. The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and such deterioration may be material.

Cash-on-Cash Yield

Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash-on-cash yield should not be construed as an alternate to net income as determined by GAAP. Investors are also cautioned that cash-on-cash yield represents a blend of return of investors' initial investment and a return on investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of the Company or any of the Fund's other subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Company and those subsidiaries before any assets are made available for distribution to the Fund. The Units are effectively subordinated to most of the indebtedness and other liabilities of the Company and the Fund's other subsidiaries. Neither the Company nor any of the Fund's other subsidiaries are limited in its ability to incur secured or unsecured indebtedness.

Leverage and Restrictive Covenants

The Company has third party debt service obligations under the Credit Facility and any replacement or other credit facilities. See "Material Contracts – Credit Facility". The degree to which the Company is leveraged could have important consequences to the holders of the Units, including: (i) a portion of the Company's cash flow from operations is dedicated to the payment of interest on its indebtedness, thereby reducing funds available for distribution to the Fund; (ii) certain of the Company's borrowings are at variable rates of interest, which exposes the Company to the risk of increased interest rates. The Company's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness depends on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The Credit Facility contains certain customary operating covenants that limit the discretion of Management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. A failure to comply with the obligations in the agreements in respect of the Credit Facility could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facility were to be accelerated, there can be no assurance that the Company's assets would be sufficient to repay in full that indebtedness.

Restrictions on Potential Growth

The payout by the Company of a substantial amount of its operating cash flow makes additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Company and its cash flow.

Tax Related Risks

The income of the Company, LSOT and the Fund must be computed and will be taxed in accordance with Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributable cash. There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax consequences could materially and adversely affect Unitholders. Further, interest on the LSOT Notes and other debt accrues at the Fund level for income tax purposes whether or not actually paid. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to eliminate the Fund's taxable income and provides that additional Units may be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be

required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for Exempt Plans. The Fund will endeavour to ensure that the Units continue to be qualified investments for Exempt Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments in such plans and there is no assurance that the conditions prescribed for such qualified investments will be adhered to at any particular time. If the Fund ceases to qualify as mutual fund trust for purposes of the Tax Act, the Fund may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund will affect the amount of cash available for distribution by the Fund and may have adverse consequences for Unitholders.

On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to publicly listed flow-through entities such as income trusts and limited partnerships and invited interested parties to make submissions prior to December 31, 2005. In addition, on September 19, 2005, the Minister of Finance (Canada) announced that he had requested that the Canada Revenue Agency (the "**CRA**") postpone providing advance income tax rulings respecting flow-through entity structures effective immediately, that the Department of Finance (Canada) was closely monitoring development in the flow-through entity market with a view to proposing measures in relation to the consultations and that consideration would be given to what, if any, transitional measures were appropriate. On November 23, 2005, the Minister of Finance (Canada) announced the end of this consultation process and no legislative amendments were proposed to change the taxation of income trusts. Instead, the Minister of Finance (Canada) has tabled a Notice of Ways and Means Motion that will enhance the dividend gross-up and tax credit mechanism applicable to dividends paid by certain corporations after 2005. In addition, the CRA resumed providing advance income tax rulings in respect of flow-through entity structures.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act that, if adopted, may cause the Fund to lose its status as a mutual fund trust in certain circumstances. Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents of Canada unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. These draft amendments to the Tax Act provide that a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-residents of Canada or non-Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Fund were held by non-residents of Canada and non-Canadian partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in September 16, 2004 draft amendments. However, such Notice did not include the above-mentioned proposal concerning mutual funds maintained primarily for the benefit of non-residents of Canada. In addition, the Minister of Finance (Canada) announced on December 6, 2004 and in the 2005 Federal Budget that further discussions will be pursued with the private sector in this respect.

Trusts governed by registered pension plans, pension corporations and other "designated taxpayers" (but not trusts governed by Exempt Plans) may be subject to penalty taxes in respect of the holding of Units under the Proposed Amendments to the Tax Act announced in March 2004. However, in May 2004, the Minister of Finance (Canada) announced that the implementation of these proposals is suspended pending

further consultation with interested parties, following which further legislative proposals will be announced. This was reiterated by the Minister of Finance (Canada) in September 2004 and in the 2005 Federal Budget.

Dilution and Future Sales of Units

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units for the consideration and on those terms and conditions as are established by the Trustees without the approval of any Unitholders. Any further issuance of Units will dilute the interests of existing Unitholders. The Unitholders will have no pre-emptive rights in connection with such future issuances.

Future Sales of Units by the Vendors

As at the date hereof, the Vendors hold, collectively, approximately 27.74% of the outstanding Units (assuming the exchange for Units of all of the Exchangeable LP Units and Subordinated LP Units). If any of the Vendors sells a substantial number of its Units in the public market, the market price of the Units could fall. The perception among the public that such sales may occur could also cause such effect.

Control of Liquor Stores LP

For so long as the Vendors own, directly or indirectly, not less than 20% of the Units (on a diluted basis), the Vendors will have certain limited veto rights with respect to certain matters relating to Liquor Stores LP and LSOT, which will allow the Vendors to restrict certain transactions that may be proposed by the Fund or its subsidiaries. These veto rights are not transferable except to members of the Vendor Group. In particular, the Securityholders Agreement will provide that none of the Fund, LSOT, the GP or Liquor Stores LP may take the following actions without the prior approval of the Vendor Group so long as the Vendor Group holds or controls at least 20% of the Units (on a diluted basis) (other than in connection with an internal reorganization): enter into any merger, amalgamation, consolidation or other business combination or joint venture (other than any such transaction where the holders of the outstanding voting securities of the Fund, LSOT, the GP or Liquor Stores LP, as the case may be, immediately prior to such transaction hold at least a majority of the outstanding voting securities of the surviving corporation or other entity immediately after such transaction and no person or group of persons acting jointly or in concert (other than persons who were the holders of voting securities of the Fund, LSOT, the GP or Liquor Stores LP immediately prior to such transaction) holds 20% or more of the outstanding voting securities of the surviving corporation or other entity); issue voting securities representing 20% or more of the outstanding voting securities to any person or group of persons acting jointly or in concert in one or more related transactions (other than a distribution of securities to the public by way of a prospectus); sell, assign, convey or otherwise dispose of 20% or more of the securities of any subsidiary entity; sell, assign, convey or otherwise dispose of a material portion of the assets of the Fund on a consolidated basis, out of the ordinary course of business; adopt any plan or proposal to liquidate, dissolve or reorganize or seek relief under bankruptcy or insolvency laws; change the size of its board of directors or trustees, if any; or take or permit to be taken any action that would prevent the business of the Company from continuing on an ongoing basis. See "Material Contracts — Securityholders Agreement — Securityholder Approval for Certain Matters".

In addition, the Vendors have consent rights respecting amendments to certain material agreements entered into by Liquor Stores LP and certain of its affiliates. See "Material Contracts — Securityholders Agreement".

With a collective holding of 27.74% of the outstanding GP Common Shares and 27.74% of the outstanding LP Units, the Vendors also have the right to appoint two members of the seven person board

of directors of the GP. The directors of the GP are required to act honestly and in good faith with a view to the best interests of the GP and the GP is required to act honestly and in good faith and in the best interests of Liquor Stores LP.

The interests of the Vendors may conflict with those of other Unitholders.

Conflicts of Interest

Certain directors of the GP are associated with other companies or entities, including entities engaged in the commercial real estate development, services and leasing businesses, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. See "Conflicts of Interest".

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Fund or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Fund's assets. Pursuant to the Declaration of Trust, the Fund will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability. The Declaration of Trust provides that all contracts signed by or on behalf of the Fund must contain a provision to the effect that such obligation will not be binding upon Unitholders personally.

Unitholders will also have the benefit of the ITLA, which came into force on July 1, 2004. The ITLA protects unitholders of Alberta income trusts such as the Fund from legal uncertainties regarding potential liability by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the ITLA came into force.

Under limited partnership legislation, a limited partner taking part in the management of a limited partnership is potentially responsible for partnership liabilities as a general partner. The investment of the Fund in Liquor Stores LP is held through LSOT and accordingly, the possibility of any such liability attaching to Unitholders is remote.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute LSOT Notes directly to Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the LSOT Notes. In addition, the LSOT Notes are not freely tradable and are not currently listed on any stock exchange. See "Liquor Stores Income Fund — Redemption Right". LSOT Notes so distributed may not be qualified investments for trusts governed by Exempt Plans, depending upon the circumstances at the time.

The Fund May Issue Additional Units Diluting Existing Unitholders' Interests

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units and Special Voting Units for such consideration and on such terms and conditions as shall be established by the Trustees without the approval of Unitholders. Additional Units will be issued by the Fund upon the exchange of the Exchangeable LP Units.

Restrictions on Certain Unitholders and Liquidity of Units

The Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49% of the Units (on a non-diluted and a fully diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including non-residents of Canada and U.S. persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.

DISTRIBUTIONS

Distribution Record

The following table sets out the distributions paid by the Fund on the Units since inception.

		Taxable Portion		Non-Taxable Portion	
Year	Total Distributions	Other Income	Dividend	Return of Capital	Capital Dividend
2004	$1,110,268[(1)]	$777,188	$Nil	$333,080	$Nil
2005	$6,146,846[(2)]	$4,302,792	$Nil	$1,844,054	$Nil

Note:

(1) The initial distribution rate for the period from September 28 to October 31, inclusive, was $0.0916 per Unit. Thereafter, the distribution rate was $0.0833 per Unit per month.

(2) The distribution rate for the period January to April 30, 2005 was $0.0833 per Unit per month. Thereafter, the distribution rate was $0.08958 per Unit per month.

Distribution Policy

The Fund makes monthly distributions of its available cash to Unitholders to the extent determined prudent by the Trustees. Monthly distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are paid generally on the 15th day of the following month. See "Liquor Stores Income Fund — Cash Distributions" and "General Development of the Business – Three Year History".

The distributable cash of LSOT is derived primarily from distributions on or in respect of Ordinary LP Units owned by LSOT. LSOT makes monthly distributions to holders of Units of its distributable cash after satisfaction of its interest obligations, if any, including interest on the LSOT Notes, less any administrative expenses and other obligations of LSOT, including principal repayments in respect of the LSOT Notes. See "Liquor Stores Operating Trust — Cash Distributions".

The Company makes monthly distributions of distributable cash on the Ordinary LP Units and Exchangeable LP Units and, subject to the subordination provisions applicable to the Subordinated LP

Units, quarterly cash distributions on the Subordinated LP Units. The distributable cash of the Company is based on available cash from its operations less amounts required for debt service obligations, general and administrative expenses and other expense obligations, expenditures in excess of reserves, long-term incentive plan awards and other incentives, reserves, and such other amounts as may be considered appropriate by the board of directors of the GP. Capital and other expenditures (including amounts to enable Liquor Stores LP to pay equal monthly distributions based on expected annual cash distributions) may be financed with drawings under one or more credit facilities to be established on behalf of Liquor Stores LP, other borrowings or additional issuances of Units. See "Liquor Stores Limited Partnership — LP Units".

The Fund, LSOT and the Company have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Company's performance. See "Risk Factors — Risks Relating to the Structure of the Fund — Cash Distributions".

The Credit Facility may in certain circumstances restrict the ability of Liquor Stores LP to pay distributions to the holders of LP Units if the payment would result in default under the Credit Facility. See "Material Contracts – Credit Facility".

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

See "Liquor Stores Income Fund" for a description of the rights, privileges and restrictions attached to the Units and the Special Voting Units. See "Retained Interest and Exchange Rights" for a description of the rights, privileges and restrictions attached to the Exchange Rights.

See "Liquor Stores Operating Trust" for a description of the rights, privileges and restrictions attached to the securities of LSOT.

See "Liquor Stores Limited Partnership" and "Retained Interest and Exchange Rights" for a description of the rights, privileges and restrictions attached to the securities of Liquor Stores LP.

See "Liquor Stores GP Inc." for a description of the rights, privileges and restrictions attached to the GP Common Shares.

Constraints

See "Liquor Stores Income Fund – Limitation on Non-Resident Ownership" for a description of the constraints imposed on the ownership of the Units to ensure that the Units have a required level of Canadian ownership and the mechanism by which the level of Canadian ownership of the Units is monitored and maintained.

Ratings

To the knowledge of Management, no ratings, including provisional ratings, have been received from any rating organization in respect of the Units of the Fund.

Securities Held in Escrow

To the Fund's knowledge, no securities of the Fund are held in escrow other than 2,125,000 Subordinated LP Units (collectively, the "**Escrowed Units**") (100% of the Subordinated LP Units; 17.81% of the Units on a fully diluted basis) which are held by CIBC Mellon Trust Company pursuant to an escrow agreement (the "**Escrow Agreement**") dated September 28, 2004 entered into with the Vendors and the Company in order to support the indemnification obligations of the Vendors under the acquisition agreement pursuant to which the Acquisition Transaction was completed. The escrow will terminate and the Escrowed Units (less the amount of any claim against the Escrowed Units) will be released upon the termination of the subordination applicable to the Escrowed Units, which will not occur prior to December 31, 2007. A Vendor is entitled to transfer ownership of the Escrowed Units at any time during the period of the escrow to any other member of the Vendor Group, provided that the transferred Escrow Units will continue to be subject to the escrow arrangements. Any other transfer by a Vendor of all or any of the Escrowed Units at any time during the period of the escrow requires the consent of the Company. Subject to the subordination applicable to the Escrowed Units, the Vendors are also entitled to receive all distributions on the Escrowed Units (other than distributions required to satisfy claims that have been settled or finally adjudicated against the Escrowed Units) during the period of the escrow.

MARKET FOR SECURITIES

Trading Price and Volume

The Units are listed and posted for trading on the TSX under the trading symbol "LIQ.UN". The following table sets forth the closing price range and trading volume of the Units as recorded by the TSX for each month in which the Units traded in 2005.

Month	High	Low	Volume
January	15.10	14.31	361,312
February	16.92	14.95	547,632
March	16.80	15.68	603,573
April	17.35	16.55	328,637
May	19.50	16.72	349,125
June	19.20	17.30	643,338
July	19.34	17.45	651,354
August	19.34	18.08	527,799
September	19.40	18.15	490,159
October	18.70	15.00	700,777
November	17.85	15.45	687,293
December	17.75	17.31	346,981
For the year			**6,237,980**

Prior Sales

In addition to the Units, the Fund has 3,309,358 Special Voting Units and 3,309,358 Exchange Rights outstanding. See "Description of Capital Structure – General Description of Capital Structure". The issued and outstanding Special Voting Units and Exchange Rights were issued for nominal consideration in connection with the Acquisition.

TRUSTEES, DIRECTORS AND OFFICERS

Trustees of the Fund

The Trustees of the Fund are R. John Butler, Q.C., Jim Dinning, and Glen H. Heximer, C.A., who also serve as the trustees of LSOT and as directors of the GP. Jim Dinning is the Chairman of the Trustees. See "Liquor Stores Income Fund — Trustees" and "Liquor Stores Operating Trust — Trustees of LSOT".

Directors and Officers of the GP

The following table sets out certain information in respect of the directors and officers of the GP. The term of office for each of the directors will expire at the time of the next annual meeting of securityholders of the GP.

Name and Municipality of Residence	Position with GP	Date Appointed as a Director	Principal Occupation
Henry Bereznicki Edmonton, Alberta	Chairman and Director of Store Acquisitions and Development	August 10, 2004	Chairman and Director of Store Acquisitions and Development of the GP and President, Western Region, Sterling Centrecorp Inc. (real estate investment and services company)
Irving Kipnes Edmonton, Alberta	Director, President and Chief Executive Officer	August 10, 2004	President and Chief Executive Officer of the GP and President and Managing Director of the Delcon Development Group of Companies (real estate development)
R. John Butler, Q.C.(1)(2)(3) Edmonton, Alberta	Director	August 10, 2004	Counsel, Bryan & Company (law firm)
Jim Dinning(1)(2)(3) Calgary, Alberta	Director	August 10, 2004	Chairman, Western Financial Group (financial services company)
Glen H. Heximer, C.A.(1)(2)(3) St. Albert, Alberta	Director	August 10, 2004	Consultant and Business Advisor
Robert S. Green Toronto, Ontario	Director	August 10, 2004	President and Chief Operating officer, Sterling Centrecorp Inc. (real estate investment and services company)
David B. Margolus, Q.C. Edmonton, Alberta	Director	August 10, 2004	Counsel, Witten LLP (law firm)
Richard J. Crook Edmonton, Alberta	Executive Vice President and Chief Operating Officer	N/A	Chief Operating Officer of the Company
Patrick J. de Grace, C.A. Edmonton, Alberta	Chief Financial Officer	N/A	Chief Financial Officer of the Company

Notes:

(1) Trustee of the Fund and LSOT (Jim Dinning, Chair).

(2) Fund Audit Committee member (Glen H. Heximer, C.A., Chair).

(3) GP Compensation and Governance Committee member (R. John Butler, Chair).

The following are brief profiles of the directors and executive officers of the GP.

Henry Bereznicki, Chairman and Director of Store Acquisitions and Development. Mr. Bereznicki founded Liquor World in 1993 and served as its President and Chief Executive Officer throughout its ten year history. Mr. Bereznicki has been a partner in North American Property Group (a private real estate developer) and its predecessors since 1987 and has held the position of President, Western Region of Sterling Centrecorp Inc. and predecessors for the past seven years. Sterling Centrecorp Inc. is a Canadian and U.S. based real estate investment and services company listed on the TSX, active in the development, acquisition, management and leasing of shopping centres across Canada and, through wholly owned United States subsidiaries, in the United States. Mr. Bereznicki is responsible for Sterling Centrecorp's activities across the four western Canadian provinces as well as Arizona and Colorado. Mr. Bereznicki served on the board of directors of ALSA for a period of five years from inception and is involved in the Alberta Chapter of the Young President's Organization. Mr. Bereznicki holds a Bachelor of Science Degree in Civil Engineering, with distinction, from the University of Alberta as well as a Masters Degree in Business Administration (MBA) from Harvard University.

Irving Kipnes, Director and Chief Executive Officer. Mr. Kipnes founded Liquor Depot in 1993 and served as its Managing Director and Chief Executive Officer throughout its 11 year history. Mr. Kipnes is also the President and Managing Director of Delcon Development Group, a group of private companies actively involved in the development of shopping centres and real estate subdivisions, which he founded in 1962. From 1982 to 1987, Mr. Kipnes was the largest shareholder and Co-Chairman and President and Chief Executive Officer of North West Trust Company. Mr. Kipnes has also served on the board of directors of ALSA since its inception and was its first elected President. Mr. Kipnes was the Founding Chair of ALIRT, a position he held for six years and currently sits as past chair. Mr. Kipnes is a noted Edmonton philanthropist and serves on the boards of directors of several charitable and community organizations including as a board member of the University Hospital Foundation, member of the Campaign Cabinet of the Alberta Heart Institute, member of the Campaign Cabinet of the Capital Care Foundation (to relocate the Mewburn Veteran's Centre and establish the Dianne and Irving Kipnes Centre for Veterans) and Development Chair to develop a Jewish seniors residence in Edmonton. Mr. Kipnes graduated with a Bachelor of Science in Chemical Engineering (honours) in 1959 and worked as an Engineer for Imperial Oil until May 1963. The Dianne and Irving Kipnes Foundation, a charitable foundation established by Mr. Kipnes and his wife, Dr. Dianne Kipnes, owns approximately 17.8% of Liquor Depot and as at the date hereof owns indirectly approximately 3.0% of the outstanding Units (assuming the exchange of all outstanding LP Units).

R. John Butler, Q.C., Trustee and Director. Mr. Butler is counsel to Bryan & Company, a law firm. Mr. Butler is a member of the boards of directors of TELUS Corporation, Trans Global Insurance Company and Trans Global Life Insurance Company. He is the Chair of the Edmonton Eskimos Football Club Board of Governors. Mr. Butler holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.

Jim Dinning, Trustee and Director. In December 2004, Mr. Dinning became the Chairman of the Board of Western Financial Group. Western Financial Group is a leading western Canadian based financial services company. Prior thereto, Mr. Dinning was the Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) since 1997. Mr. Dinning served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1997. Mr. Dinning held several key positions during his 11 years as a member of the legislative assembly in Alberta including provincial treasurer (1992 to 1997), minister of education (1988 - 1992) and minister of community and occupational health (1986 - 1988). Mr. Dinning received the 1997 Distinguished Service Award from the

Institute of Chartered Accountants of Alberta in recognition of his achievements as provincial treasurer. Mr. Dinning is a director of Finning International Inc., Shaw Communication Inc., Russel Metals Inc., Oncolytics Biotech Inc., JED Oil Inc. and Western Financial Group Inc. and is a Trustee of Parkland Income Fund. Mr. Dinning served as the chair of the Calgary Health Region from 1999 to 2001.

Glen H. Heximer, C.A., Trustee and Director. Mr. Heximer is a consultant and business advisor to private clients. He is a Chartered Accountant and a retired partner of Ernst & Young LLP (formerly Clarkson Gordon) where, from 1974 to 2000, he was the Senior Tax Partner of the Edmonton office specializing in advising entrepreneurial businesses and public companies.

Robert S. Green, Director. Mr. Green is a director and the President and Chief Operating Officer of Sterling Centrecorp Inc., a TSX listed public company. Mr. Green is a graduate of the University of Toronto Law School, and specialized in commercial real estate with a national law firm prior to joining North American Property Group, a real estate development company, in 1985. He is currently President of North American Property Group and has over 20 years experience in managing, leasing, developing and acquiring shopping centers and other retail properties throughout North America. Mr. Green was a member of the board of directors and the investment committee of Centrefund Realty Corporation. He was also a founding partner of Centrecorp Management Services, which during his tenure as President, became one of North America's largest managers of shopping centers and other commercial properties.

David B. Margolus, Q.C., Director. Mr. Margolus is Counsel to and former Managing Partner (13 years) of Witten LLP, law firm, with a practice focused primarily in the corporate, commercial and real estate areas. Mr. Margolus is a trustee of XS Cargo Income Fund, a director of its general partner and is the Chair of the general partner's governance committee. Mr. Margolus has served as a director and officer of a number of private and public companies including Liquor Depot, North West Trust Company (corporate secretary) and N.A. Properties Ltd. Mr. Margolus has served as legal counsel to ALSA since its inception in 1994. Mr. Margolus is active as a volunteer and is a member of the board of a number of charitable and other organizations including the Edmonton Regional Airport Authority.

Richard J. Crook, Executive Vice President and Chief Operating Officer. Mr. Crook joined Liquor Depot in 2000. Mr. Crook has over 18 years experience in the liquor business including ten years (1990-2000) with Bacardi Canada Inc., the last six as Western Regional Manager. Mr. Crook has served on the board of directors of ALSA since April 2001.

Patrick J. de Grace, CA, Chief Financial Officer. Mr. de Grace joined the Fund on January 1, 2006. Prior thereto, Mr. de Grace was an independent consultant. From 1991 to August 2001, Mr. de Grace held finance roles of increasing responsibility in the retail grocery industry with The Oshawa Group Limited and Sobeys Inc. Mr. de Grace articled with Ernst & Young. Mr. de Grace received his Bachelor of Arts from the University of Alberta in 1973 and his Chartered Accountant designation in 1980.

Unit and LP Unit Ownership

As at the date hereof, the Trustees and the directors and senior officers of the GP, as a group, own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 26,500 Units and 1,697,442 LP Units, representing approximately 14.2% of the outstanding Units (assuming the exchange for Units of all of the outstanding Exchangeable LP Units and Subordinated LP Units) and no GP Common Shares. Liquor Depot owns beneficially, directly or indirectly, or exercises control or direction over, 2,018,644 LP Units and GP Common Shares (16.92%) and LWGI owns beneficially, directly or indirectly, or exercises control or direction over, 990,663 LP Units and GP Common Shares (8.30%). The remaining 300,051 LP Units and GP Common Shares (2.52%) are held by the other Vendors. Mr. Kipnes, Mr. Margolus and Mr. Crook and their respective associates and affiliates own

beneficially, directly or indirectly, or exercise control or direction over, approximately 85% of the outstanding shares of Liquor Depot and Mr. Berezniki and Mr. Green and their respective associates and affiliates own beneficially, directly or indirectly, or exercise control or direction over, approximately 50% of the outstanding shares of LWGI.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Fund and the Company, no trustee, director or executive officer of the Fund or the Company, or shareholder holding a sufficient number of securities of the Fund or the Company to affect materially the control of the Fund or the Company:

(a) is, as at the date of this annual information form, or has been, within the 10 years before the date of this annual information form, a director or executive officer of any company (including the Fund and the Company) that while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Fund and the Company, no trustee, director or executive officer of the Fund or the Company, or shareholder holding a sufficient number of securities of the Fund or the Company to affect materially the control of the Fund or the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

Certain directors of the GP are associated with other companies or entities, including entities engaged in the commercial real estate development, services and leasing businesses, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. Other than as described above and elsewhere in this annual information form, there are no existing material conflicts of interest between the Fund or its subsidiaries and any trustee, director or officer of the Fund or its subsidiaries.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any trustee, director or executive officer of the Fund or the Company, any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10% of any class or series of the Fund's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in any transaction during the year ended December 31, 2005 or during the current financial year that has materially affected or will materially affect the Fund, other than as disclosed elsewhere in this annual information form or as set forth below:

1. Messrs. Bereznicki, Kipnes, Green and Margolus or persons or entities associated or affiliated with them are shareholders of Liquor Depot or Liquor World, which sold the Purchased Assets to Liquor Stores LP pursuant to the Acquisition. See "General Development of the Business";

2. Liquor Depot and Liquor World are party to a number of agreements with the Company and its affiliates. See "Material Contracts" and "Retained Interest and Exchange Rights". In addition, Messrs. Bereznicki and Kipnes have entered into the Non-Competition Agreements with the Company. See "Material Contracts";

3. Mr. Margolus is counsel to Witten LLP, which firm receives fees for legal services provided to the Fund and its affiliates, Liquor Depot and Liquor World;

4. Seven of the Company's stores are located in shopping centres formerly owned by entities of which Mr. Kipnes is an officer, director and shareholder, or entities of which Messrs Bereznicki and Green are or were officers and\or directors;

5. Liquor Depot leases its warehouse premises located at 5234 - 99th Street, Edmonton, Alberta from a company owned by the family of Mr. Margolus. The Vines at Riverbend store premises are leased from an entity in which Messrs. Bereznicki and Green are partners;

6. Entities of which one or more directors of the GP are directors, officers or shareholders currently manage the shopping centres at which seven of the Company's stores are located; and

For additional information in respect of the foregoing, see note 12 to the Fund's audited annual financial statements for the year ended December 31, 2005, which note is incorporated herein by reference. The Fund's financial statements are available on SEDAR at www.sedar.com.

PROMOTERS

Liquor Depot and LWGI have taken the initiative in founding and organizing the Fund and may therefore be considered to be promoters of the Fund for the purposes of applicable securities legislation. See "General Development of the Business", "Description of the Business", "Retained Interest and Exchange Rights", "Trustees, Directors and Officers – Unit and LP Unit Ownership", "Interests of Management and Others in Material Transactions" and "Material Contracts".

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Fund is a party or in respect of which any of its property is the subject, nor are any such proceedings known to the Fund to be contemplated.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The following is a list of contracts, other than contracts entered into in the ordinary course of business, that are material to the Fund and that were entered into during the year ended December 31, 2004:

1. the Declaration of Trust described under "Liquor Stores Income Fund";
2. the Non-Competition Agreements described below;
3. the Securityholders Agreement described below;
4. the Exchange Agreement described under "Retained Interest and Exchange Rights";
5. the Limited Partnership Agreement described under "Liquor Stores Limited Partnership";
6. the LSOT Declaration of Trust described under "Liquor Stores Operating Trust";
7. the Note Indenture described under "Liquor Stores Operating Trust";
8. the Administration Agreement described below; and
9. the Credit Facility described below.

Non-Competition Agreements

Each of Irving Kipnes and Henry Bereznicki have entered into the Non-Competition Agreements with the Company in which they have agreed that, until the earliest of: (i) the later of (A) September 28, 2007, and (B) the date on which either (I) the Vendor Group ceases to have the right to appoint a director of the GP, or (II) such individual, together with his affiliates, beneficially owns and controls less than 5% of the Units (on a diluted basis); (ii) the date on which any person or group of persons acting jointly or in concert (other than such individual or his associates and affiliates or the Fund or any of its affiliates, either individually or together) acquires more than 50% of the outstanding securities of the Fund; and (iii) Liquor Stores LP or the Fund and its affiliates cease to carry on the business currently carried on by Liquor Depot and Liquor World, subject to exceptions for certain passive investments: (a) he will not,

directly or indirectly, operate or have any financial interest in any entity the principal business of which is the operation of retail liquor stores in Alberta or British Columbia; and (b) he will not, directly or indirectly, operate or have any interest in any entity the principal business of which is the operation of retail liquor stores in any other province of Canada unless the opportunity to enter into the liquor store business in such other province has first been offered to the Fund and a majority of the Trustees have decided that the Fund will not participate.

Securityholders Agreement

The Fund, LSOT, Liquor Stores LP, the GP and the Vendors have entered into the Securityholders Agreement governing their security holdings in, and the business and affairs of the GP and Liquor Stores LP. The following is a summary of certain provisions of the Securityholders Agreement, which summary is not intended to be complete. Reference is made to the Securityholders Agreement for a complete description and the full text of its provisions.

Directors

The Securityholders Agreement provides that the board of directors of the GP will initially consist of seven directors. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) not less than 30% of the outstanding Units, the Vendor Group will be entitled to nominate three individuals as directors to the board of directors of the GP. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) less than 30% but not less than 20% of the outstanding Units (on a diluted basis), the Vendor Group will be entitled to nominate two individuals as directors to the board of directors of the GP. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) less than 20% but not less than 10% of the outstanding Units (on a diluted basis), the Vendor Group will be entitled to nominate one individual as a director to the board of directors of the GP. LSOT must vote its shares of the GP in favour of such individuals. These board representation rights are not transferable upon a transfer by the Vendor Group of LP Units or Units to a person who is not a member of the Vendor Group. The Vendor Group currently holds, directly or indirectly, LP Units or Units representing (on a diluted basis) not less than 27.74% of the outstanding Units and is accordingly entitled to nominate two individuals as directors to the board of directors of the GP.

Issuances of Ownership Interests, Pre-Emptive Rights and Adjustments to Ownership Interests

The Securityholders Agreement also provides that the Vendor Group will have pre-emptive rights to purchase interests in Liquor Stores LP or any other subsidiary of the Fund to maintain its pro rata ownership interest in the event that Liquor Stores LP or such other subsidiary decides to issue equity securities (which term includes any instruments convertible into, or giving the holder the right to acquire, equity securities) to third parties or issues equity or debt to any existing partner or shareholder (including LSOT). If Liquor Stores LP, or any other subsidiary of the Fund, issues equity securities or such indebtedness, the Vendor Group will be entitled to participate pro rata on the same basis. Upon exercise of this right, the Vendor Group will be entitled to participate in the issue of securities of Liquor Stores LP at the most favourable price and on the most favourable terms as such securities are offered to any party. These terms could include the right to exchange partnership units for Units.

Proposals to Purchase LP Units

The Securityholders Agreement also provides that the Fund will not accept any offer or agree to support any other proposal involving the Ordinary LP Units unless the same offer or proposal is made to the holders of the Exchangeable LP Units and Subordinated LP Units for a consideration based on the

consideration for the Exchangeable LP Units and Subordinated LP Units which reflects the percentage of indirect interest of the holders of the Exchangeable LP Units and Subordinated LP Units in Liquor Stores LP, without discount for minority position or restrictions on exchange for Units.

Tag-Along Rights

The Vendor Group is entitled to participate, on a pro rata basis, in any sale by the Fund of its direct or indirect interest in Liquor Stores LP.

Amendments

The Securityholders Agreement provides that for so long as the Vendors own, directly or indirectly, not less than 20% of the Units (on a diluted basis) the Securityholders Agreement, the Exchange Agreement, the Limited Partnership Agreement and the LSOT Declaration of Trust, may only be amended, and the GP may only withdraw as the general partner of Liquor Stores LP, with the approval of LSOT and the Vendor Group.

Securityholder Approval for Certain Matters

The Securityholders Agreement also provides that none of the Fund, LSOT, the GP or Liquor Stores LP may take the following actions without the prior approval of the Vendor Group so long as the Vendor Group holds or controls at least 20% of the Units (on a diluted basis) (other than in connection with an internal reorganization): enter into any merger, amalgamation, consolidation or other business combination or joint venture (other than any such transaction where the holders of the outstanding voting securities of the Fund, LSOT, the GP or Liquor Stores LP, as the case may be, immediately prior to such transaction hold at least a majority of the outstanding voting securities of the surviving corporation or other entity immediately after such transaction and no person or group of persons acting jointly or in concert (other than persons who were the holders of voting securities of the Fund, LSOT, the GP or Liquor Stores LP immediately prior to such transaction) holds 20% or more of the outstanding voting securities of the surviving corporation or other entity); issue voting securities representing 20% or more of the outstanding voting securities to any person or group of persons acting jointly or in concert in one or more related transactions (other than a distribution of securities to the public by way of a prospectus); sell, assign, convey or otherwise dispose of 20% or more of the securities of any subsidiary entity; sell, assign, convey or otherwise dispose of a material portion of the assets of the Fund on a consolidated basis, out of the ordinary course of business; adopt any plan or proposal to liquidate, dissolve or reorganize or seek relief under bankruptcy or insolvency laws; change the size of its board of directors or trustees, if any; or take or permit to be taken any action that would prevent the business of the Company from continuing on an ongoing basis.

Administration Agreement

The Fund and LSOT have entered into the Administration Agreement with the GP whereby the GP will agree to provide or arrange for the provision of services required in the administration of the Fund and LSOT. The GP's duties will include: (a) ensuring compliance by the Fund and LSOT with their continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (b) providing investor relations services; (c) providing or causing to be provided to Voting Unitholders and LSOT Unitholders all information to which Voting Unitholders and LSOT Unitholders are entitled under the Declaration of Trust and the LSOT Declaration of Trust, respectively, including relevant information with respect to income taxes; (d) convening meetings of Voting Unitholders and LSOT Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (e) providing for the calculation of distributions to

Unitholders and LSOT Unitholders; (f) attending to all administrative and other matters arising in connection with any redemptions of Units and/or LSOT Units; (g) using its best efforts to ensure compliance with the Fund's limitations on non-resident ownership; (h) attending to all administrative and other matters arising in connection with the Note Indenture, including the payment of interest and principal on the LSOT Notes and in connection with any redemption of the LSOT Notes; and (i) providing general accounting, bookkeeping and administrative services to the Fund and LSOT.

The administration of the Fund and LSOT under the Administration Agreement may be terminated at any time by the Fund or LSOT upon notice in writing to the GP and upon payment to the GP of all costs and expenses incurred by the GP in terminating contracts entered into by the GP with the approval of the Fund or LSOT, as applicable, for the performance by the GP of its duties under the Administration Agreement. No additional fees are payable to the GP on termination.

The Fund and LSOT will pay all expenses incurred by the GP and attributable to the exercise of its duties in the administration of the Fund and LSOT, respectively, and no fee is payable to the GP for the services provided by it to the Fund and LSOT under the Administration Agreement.

Credit Facility

Liquor Stores LP has entered into the Credit Facility with a Canadian chartered bank providing for, at the election of Liquor Stores LP, a $24 million demand revolving loan (the "Operating Loan"), a $12.5 million 364-day committed non-revolving loan (the "Capital Asset Loan") and a $10 million 364-day committed non-revolving loan (the "Acquisition Loan"). Security for the Credit Facility includes a first security interest in all present and after acquired personal property of Liquor Stores LP including its inventory. Interest on the Operating Loan is payable at the lender's prime rate plus 0.25% or the banker's acceptance rate plus 1.50% and interest on the Capital Asset Loan and Acquisition Loan is payable at the lender's prime rate plus 0.50% or at the banker's acceptance rate plus 1.75%. The Credit Facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of minimum working capital levels, a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization, and a minimum interest coverage ratio. The Credit Facility may in certain circumstances restrict the ability of Liquor Stores LP to pay distributions to the holders of LP Units if the payment would result in a default under the Credit Facility. As at March 24, 2006, the full amount of the Credit Facility was available.

INTERESTS OF EXPERTS

Names of Experts

The only persons or companies who are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Fund during, or relating to, the Fund's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company, are PricewaterhouseCoopers LLP, Meyers Norris Penny LLP and Grant Thornton LLP.

To the Fund's knowledge, no registered or beneficial interests, direct or indirect, in any securities or other property of the Fund or of one of the Fund's associates or affiliates (i) were held by PricewaterhouseCoopers LLP when PricewaterhouseCoopers LLP prepared the statement, report or valuation in question, (ii) were received by PricewaterhouseCoopers LLP after PricewaterhouseCoopers LLP prepared the statement, report or valuation in question, or (iii) is to be received by PricewaterhouseCoopers LLP.

Neither PricewaterhouseCoopers LLP, nor any director, officer or employee of PricewaterhouseCoopers LLP, is or is expected to be elected, appointed or employed as a director, officer or employee of the Fund or of any associate or affiliate of the Fund.

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Fund's Audit Committee is attached as **Schedule B**.

Composition of the Audit Committee

Members of the Audit Committee are Glen H. Heximer (Chair), R. John Butler and Jim Dinning. Each member of the Audit Committee is independent and financially literate.

Relevant Education and Experience

Glen H. Heximer, CA – Chair- Trustee and Director since August 10, 2004
Consultant and business advisor.
From 1974 to 2000 - Senior Tax Partner Ernst & Young LLP, Chartered Accountant (Edmonton)

Mr. Heximer has a B.A in Honours Business Administration from the University of Western Ontario and is a Chartered Accountant. During his 37 year career in public accounting with an international firm of Chartered Accountants he participated in the audit of many private and public corporations, and in the course of advising clients in merger and acquisition activities, was called upon to analyze and interpret financial statements and records of a large variety of organizations.

R. John Butler, QC – Trustee and Director since August 10, 2004
Counsel, Bryan & Company (law firm)

Other Public Company Directorships	TELUS Corporation
	Trans Global Insurance Company
	Trans Global Life Insurance Company

Trans Global Insurance Company and Trans Global Life Insurance Company are subsidiaries of The Brick Group Income Fund.

Chair of the Edmonton Eskimos Football Club Board of Governors.

Mr. Butler holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta. Mr. Butler is a member of the Audit Committees of Trans Global Insurance Company, Trans Global Life Insurance Company and the Edmonton Eskimos Football Club. Mr. Butler is a former Chairman of the Audit and Finance Committee for the Canadian Football League and, prior to its merger with B.C. Telecom Inc., was a member of the TELUS Corporation Audit Committee.

Jim Dinning – Trustee and Director since August 10, 2004
Chairman of the Board, Western Financial Group

Other Public Company Directorships	Finning International Inc.
	Shaw Communications Inc.
	Russel Metals Inc.
	Oncolytics Biotech Inc.
	JED Oil Inc.

	Parkland Income Fund
From 1999 to 2001 –	Chair, Calgary Health Region
From 1986 to 1997 –	Member of the Legislative Assembly of the Province of Alberta 1992 -1997 – Provincial Treasurer 1988 – 1992- Minister of Education 1986 – 1998- Minister of Community and Occupational Health

Mr. Dinning has a B.Comm. from Queen's University. Presently Mr. Dinning is a member of the Audit Committees of Parkland Income Fund, Russel Metals Inc., Western Financial Group, Oncolytics Biotech Inc., JED Oil Inc. In the past Mr. Dinning has been a member of the Audit Committees of Shaw Communications Inc. and Finning International Inc.

Pre-approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee approves in advance all permitted non-audit services to be provided to the Fund or any of its affiliates by the external auditors or any of their affiliates, subject to any *de minimus* exception allowed by applicable law. The Audit Committee is permitted to but has not delegated any of its authority to grant pre-approvals.

External Auditor Service Fees (By Category)

The following table outlines the fees billed to the Fund by PricewaterhouseCoopers LLP for the year ended December 31, 2005 and the 95 days ended December 31, 2004.

Category	95 days ended December 31, 2004	Year ended December 31, 2005
Audit Fees	90,000	122,157
Audit related Fees	20,000	37,526
Tax Fees	9,800	–
All Other Fees	26,326	–
Total	146,126	159,683

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com and on the Fund's website at www.liquorstoresincomefund.ca.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities and securities authorized for issuance under equity compensation plans, is contained in the Fund's Information Circular for its annual meeting which may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Fund's financial statements and management's discussion and analysis for the year ended December 31, 2005, which documents may be found on SEDAR at www.sedar.com.

SCHEDULE "A"

GLOSSARY OF TERMS

In this annual information form, the following terms have the meanings set forth below, unless otherwise indicated:

"ABCA" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

"Acquisition" has the meaning ascribed thereto under "General Development of the Business – Three Year History";

"Acquisition Transaction" means an amalgamation, merger or other form of business combination involving the Fund or Liquor Stores LP, any sale, lease, exchange or transfer of a substantial portion of the assets of the Fund or Liquor Stores LP, or any reorganization, recapitalization, liquidation or winding-up or other business combination involving the Fund or Liquor Stores LP;

"Administration Agreement" means the administration agreement to be entered into between the Fund, LSOT and the GP;

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"AGLC" means the Alberta Gaming and Liquor Commission (formerly the Alberta Liquor Control Board), established pursuant to the GLA, which, among other things, administers the GLA and controls, in accordance with the GLA, the manufacture, import, sale, purchase, possession, storage, transportation, use and consumption of liquor in Alberta, and which, through the board of the AGLC, establishes policies, conducts hearings and makes decisions respecting licenses and registrations under the GLA;

"ALIRT" means the Alberta Liquor Industry Round Table;

"ALSA" means the Alberta Liquor Store Association;

"associate" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"BCLCLB" means the Liquor Control and Licensing Branch of the Province of British Columbia;

"BCLDA" means the *Liquor Distribution Act* (British Columbia);

"business day" means a day when banks are generally open for the transaction of business in Edmonton, Alberta, other than a Saturday, Sunday or statutory or civic holiday;

"CBCA" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"Company" means collectively, Liquor Stores LP and the GP, its general partner;

"Credit Facility" means the credit facility entered into by Liquor Stores LP with a Canadian chartered bank. See "Material Contracts – Credit Facility";

"Declaration of Trust" means the amended and restated declaration of trust dated August 10, 2004 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time. See "Liquor Stores Income Fund";

"Deferred Income Plans" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act;

"diluted basis" means, for purposes of the Securityholders Agreement, the number of Units outstanding assuming the exchange of all Exchangeable LP Units and Subordinated LP Units;

"Distribution Target" means distributions of at least $1.00 per LP Unit in a fiscal year;

"EBITDA" means earnings before provision for interest, income taxes and amortization. See "Non-GAAP Measures" for information concerning the use of EBITDA;

"EBITDA Target" means annual EBITDA of the Company (derived from audited financial statements) of at least $9.836 million;

"Exchange Agreement" means the exchange agreement entered into among the Fund, LSOT, the Company, and the Vendors providing for, among other things, the Exchange Rights and demand and piggy-back registration rights. See "Retained Interest and Exchange Rights";

"Exchange Rights" means the right of a holder of Exchangeable LP Units to exchange one Exchangeable LP Unit for one Unit by delivering such Exchangeable LP Unit in exchange for a Unit. See "Retained Interest and Exchange Rights";

"Exchangeable LP Units" means the exchangeable units of Liquor Stores LP held by the Vendors;

"Exchangeable Securities" means any securities that are exchangeable, directly or indirectly, for Units;

"Exempt Plans" means, collectively, Deferred Income Plans and RESPs;

"Fund" means Liquor Stores Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

"GLA" means the *Gaming and Liquor Act* (Alberta), as amended, including the regulations promulgated thereunder;

"GP" means Liquor Stores GP Inc., a corporation incorporated under the CBCA;

"GP Common Shares" means the common shares in the capital of the GP;

"GP Units" means the ordinary general partner units of Liquor Stores LP held by the GP;

"ITLA" means the *Income Trusts Liability Act* (Alberta);

"Limited Partnership Agreement" means the amended and restated limited partnership agreement, as amended, supplemented or restated from time to time, between the Vendors, the GP and LSOT, by which Liquor Stores LP is governed;

"Liquor Depot" means The Liquor Depot Corporation, a corporation incorporated under the ABCA;

"Liquor Stores Entities" means, and includes LSOT, the GP, Liquor Stores LP, any of their affiliates and any other direct or indirect subsidiary of the Fund;

"Liquor Stores LP" means Liquor Stores Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"Liquor World" means, collectively, LWGI and certain entities associated with or managed by LWGI or an affiliate;

"LP Units" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units;

"LSOT" means Liquor Stores Operating Trust, a trust established under the laws of the Province of Alberta pursuant to the LSOT Declaration of Trust;

"LSOT Declaration of Trust" means the amended and restated declaration of trust dated August 10, 2004 pursuant to which LSOT was established, as the same may be amended, supplemented or restated from time to time. See "Liquor Stores Operating Trust";

"LSOT Notes" means, collectively, the Series 1 LSOT Notes and Series 2 LSOT Notes of LSOT issued under the Note Indenture;

"LSOT Unitholders" means, at the relevant time, the holders of the LSOT Units;

"LSOT Units" means the trust units of LSOT;

"LTIP" means the long-term incentive plan of Liquor Stores LP;

"LTO" means "a limited time offer" made available by a liquor manufacturer to all retailers to purchase products at a discount to the regular wholesale price;

"LWGI" means Liquor World Group Inc., a corporation incorporated under the ABCA;

"Management" means senior management of the GP;

"Non-Competition Agreements" means the non-competition agreements entered into between each of Henry Bereznicki and Irving Kipnes and the Company as more particularly described under "Material Contracts — Non-Competition Agreements";

"non-resident" means a non-resident of Canada within the meaning of the Tax Act;

"Normalized EBITDA" has the meaning given to it under "Non-GAAP Measures";

"Note Indenture" means the note indenture made between LSOT and the Note Trustee, providing for the issuance of the LSOT Notes;

"Note Trustee" means the trustee under the Note Indenture;

"Ordinary LP Units" means the ordinary limited partnership units of Liquor Stores LP;

"Partnership Special Resolution" means a resolution of the partners of Liquor Stores LP passed with the consent of the holders of at least 66 $^{2}/_{3}$% of the LP Units and GP Units, in the aggregate, voted on such

resolution at a duly constituted meeting or by a written resolution of partners holding more than 66 ⅔% of the LP Units and GP Units, in the aggregate, entitled to vote at a duly constituted meeting;

"Permitted Investments" means: (i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., Moody's Investor Services, Inc. or Dominion Bond Rating Services Limited; and (iii) commercial paper rated at least "R-1" or the equivalent by Dominion Bond Rating Services Limited, in each case maturing not more than 180 days after the date of acquisition;

"Person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Purchased Assets" has the meaning ascribed thereto under "General Development of the Business – Three Year History";

"Redemption Price" has the meaning given to that term under "Liquor Stores Income Fund — Redemption Right";

"RESP" means a registered education savings plan as defined in the Tax Act;

"Securityholders Agreement" means the agreement entered into among LSOT, the GP and the Vendors providing for, among other things, the governance of the GP;

"Series 1 LSOT Notes" means the series 1 notes of LSOT issued under the Note Indenture;

"Series 2 LSOT Notes" means the series 2 notes of LSOT issued under the Note Indenture;

"Special Resolution" means a resolution of the Voting Unitholders passed by not less than 66 ⅔% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 ⅔% of the Voting Units entitled to vote on such resolution;

"Special Voting Units" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Subordinated LP Units" means the subordinated exchangeable units of Liquor Stores LP held by the Vendors;

"subsidiary" has the meaning set out in the *Securities Act* (Alberta) and includes a partnership or other entity;

"Tax Act" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"Trustees" mean the trustees of the Fund from time to time;

"TSX" means the Toronto Stock Exchange;

"Unit" means a trust unit of the Fund other than a Special Voting Unit;

"United States" or **"U.S."** means the United States, as defined in Rule 902(1) under Regulation S;

"Unitholders" means the holders of Units from time to time;

"Vendors" means, collectively, Liquor Depot and Liquor World;

"Vendor Group" means, collectively, the Vendors and any shareholder, associate or affiliate of a Vendor, including any family member of a shareholder of a Vendor or any company, trust or other entity owned by or maintained for the benefit of any such person;

"Voting Units" means the Units and the Special Voting Units; and

"Voting Unitholders" means the Unitholders and the holders of Special Voting Units.

All dollar amounts set forth in this annual information form are in Canadian dollars

SCHEDULE "B"

LIQUOR STORES INCOME FUND

AUDIT COMMITTEE CHARTER

The term "**Fund**" refers to Liquor Stores Income Fund, the term "**Board**" refers to the board of trustees of the Fund and the term "**Administrator**" refers to Liquor Stores GP Inc. (the "**GP**") in its capacity as administrator of the Fund pursuant to the **Administration Agreement** between the Fund, Liquor Stores Operating Trust ("**LSOT**") and the Administrator. The term "**Governance Agreements**" refers, collectively, to the declaration of trust of the Fund, the declaration of trust of LSOT, the Administration Agreement between the Fund, LSOT and the GP, the **Securityholders Agreement** between the Fund, LSOT, the GP, the LP and others, the Exchange Agreement between the Fund, LSOT, the GP, the LP and others and the Limited Partnership Agreement governing the LP.

PURPOSE

The Audit Committee (the "**Committee**") is a standing committee appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the Fund's financial reporting including responsibility to:

- oversee the integrity of the Fund's consolidated financial statements and financial reporting process, including the audit process and the Fund's internal accounting controls and procedures and compliance with related legal and regulatory requirements;
- oversee the qualifications and independence of the Fund's external auditors;
- oversee the work of the Fund's financial management and external auditors in these areas; and
- provide an open avenue of communication between the external auditors, the Board, the board of directors of the GP, the trustees of LSOT, the Administrator and the officers (collectively, "**Management**") of the Fund, the Administrator, the GP and Liquor Stores Limited Partnership ("**Liquor Stores LP**").

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Board.

COMPOSITION AND PROCEDURES

In addition to the procedures and powers set out in any resolution of the Board, the Committee will have the following composition and procedures:

1. Composition

The Committee shall consist of no fewer than three members. None of the members of the Committee shall be an officer or employee of the Fund, Liquor Stores LP or the GP or any of their respective subsidiaries and each member of the Committee shall be an "independent trustee" (in accordance with the definition of "independent director" from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Fund's units are listed for trading); provided that the fact that a trustee is also a director of the GP will not disqualify the trustee from being a member

of the Committee provided that the trustee would otherwise be eligible to be a member of the Committee.

2. Appointment and Replacement of Committee Members

Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a trustee. The Board may fill vacancies on the Committee by election from among its members. The Board shall fill any vacancy if the membership of the Committee is less than three trustees. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its power so long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be elected by the Board annually and each member of the Committee shall hold office as such until the next annual meeting of unitholders after his or her election or until his or her successor shall be duly elected and qualified.

3. Financial literacy

All members of the Committee must be "financially literate" (as that term is interpreted by the Board in its reasonable judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Fund's units are listed for trading) or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

4. Separate Executive Meetings

The Committee will endeavour to meet at least once every quarter, and more often as warranted, with the Chief Financial Officer of the Administrator and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

5. Professional Assistance

The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Fund's expense.

6. Reliance

Absent actual knowledge to the contrary (which will be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Fund from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by the Administrator, Liquor Stores LP or the GP or their respective senior managements and the external auditors, as to any information, technology, internal audit and other non-audit services provided by the external auditors to the Fund and its subsidiaries.

7. Review of Charter

The Committee will periodically review and reassess the adequacy of this Charter as it deems appropriate and recommend changes to the Board. The Committee will evaluate its performance with reference to this Charter. The Committee will approve the form of disclosure of this Charter, where required by applicable securities laws or regulatory requirements, in the annual proxy circular or annual report of the Fund.

8. Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

9. Reporting to the Board

The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

SPECIFIC MANDATES OF THE COMMITTEE

The Committee will:

I. In Respect of the Fund's External Auditors

(a) review the performance of the external auditors of the Fund who are accountable to the Committee and the Board as the representatives of the unitholders of the Fund, including the lead partner of the independent auditor team and make recommendations to the Board as to the reappointment or appointment of the external auditors of the Fund to be proposed in the Fund's proxy circular for unitholder approval and shall have authority to terminate the external auditors;

(b) review the reasons for any proposed change in the external auditors of the Fund which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed replacement auditors before making its recommendation to the Board;

(c) approve the terms of engagement and the compensation to be paid by the Fund to the Fund's external auditors;

(d) review the independence of the Fund's external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(e) approve in advance all permitted non-audit services to be provided to the Fund or any of its affiliates by the external auditors or any of their affiliates, subject to any *de minimus* exception allowed by applicable law; the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection;

(f) review the disclosure with respect to its pre-approval of audit and non-audit services provided by the Fund's external auditors;

(g) approve any hiring by the Fund or its subsidiaries of employees or former employees of the Fund's external auditors;

(h) review a written or oral report describing:

(i) critical accounting policies and practices to be used in the Fund's annual audit,

(ii) alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Administrator or other Management and that are significant to the Fund's consolidated financial statements. ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and

(iii) other material written communication between the Fund's external auditors and the Administrator or other Management, such as any management letter or schedule of unadjusted differences;

(i) review with the external auditors and Management the general audit approach and scope of proposed audits of the consolidated financial statements of the Fund, Liquor Stores LP and the GP, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

(j) if a review engagement report is requested of the external auditors, review such report before the release of the Fund's interim consolidated financial statements; and

(k) discuss with the external auditors any difficulties or disputes that arose with the Administrator or other Management during the course of the audit, any restrictions on the scope of activities or access to requested information and the adequacy of the Administrator's or other Management's responses in correcting audit-related deficiencies.

II. In Respect of the Fund's Financial Disclosure

(a) review with the external auditors and Management:

(i) the Fund's audited consolidated financial statements and the notes and Managements' Discussion and Analysis relating to such consolidated financial statements, the annual report, the annual information form, the financial information of the Fund contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Fund, the recommendations for approval of each of the foregoing from each of the Chairman of the Board, CEO and CFO of the GP and based on such recommendations provide, where applicable, its own recommendations to the Board for their approval and release of each of the foregoing to the public;

(ii) the Fund's interim consolidated financial statements and the notes and Managements' Discussion and Analysis relating to such consolidated financial statements, the recommendations for approval of each of the foregoing from each of the Chairman of the Board, CEO and CFO of the GP and based on such recommendations provide, where applicable, its own recommendations to the Board for their approval and release of each of the foregoing to the public;

(iii) the quality, appropriateness and acceptability of the Fund's accounting principles and practices used in its financial reporting, changes in the Fund's accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(iv) all significant financial reporting issues and judgments made in connection with the preparation of the Fund's consolidated financial statements, including the effects of alternative methods in respect of any matter considered significant by the external auditor within generally accepted accounting principles on the consolidated financial statements and any "second opinions" sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

(v) the effect of regulatory and accounting initiatives on the Fund's consolidated financial statements and other financial disclosures;

(vi) any reserves, accruals, provisions or estimates that may have a significant effect upon the consolidated financial statements of the Fund;

(vii) the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Fund and their impact on the reported financial results of the Fund;

(viii) any legal matter, claim or contingency that could have a significant impact on the consolidated financial statements, the Fund's compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Fund's consolidated financial statements;

(ix) review the treatment for financial reporting purposes of any significant transactions that are not a normal part of the Fund's operations; and

(x) the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles.

(b) review and resolve disagreements between Management and the Fund's external auditors regarding financial reporting or the application of any accounting principles or practices;

(c) review earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Fund gives earning guidance;

(d) establish and monitor procedures for the receipt and treatment of complaints received by the Fund regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with the Management these procedures and any significant complaints received;

(e) receive from the Chief Executive Officer and the Chief Financial Officer of the Administrator a certificate certifying in respect of each annual and interim report the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws; and

(f) review and discuss the Fund's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

III. In Respect of Insurance

(a) review periodically insurance programs relating to the Fund and its investments.

IV. In Respect of Internal Controls

(a) review the adequacy and effectiveness of the Fund's internal accounting and financial controls based on recommendations from Management and the external auditors for the improvement of accounting practices and internal controls: and

(b) oversee compliance with internal controls and the Joint Code of Business Conduct.

V. In respect of Other Items

(a) on an annual basis review and assess committee member attendance and performance and report thereon to the Board and review this Charter and, if required implement amendments to this Charter;

(b) on a quarterly basis review compliance with Governance Agreements;

(c) on a quarterly basis review the prior quarter distributions;

(d) on an annual basis review the dividend reinvestment plan;

(e) on an annual basis review the performance of the Board under the Board's mandate;

(f) on a quarterly basis review compliance with the Joint Disclosure Policy of the Fund.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Fund's consolidated financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the Fund's external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Fund, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes or otherwise is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Fund's financial information or public disclosure.

File No. 82-34937

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Liquor Stores Income Fund
Suite 1120, 10235 – 101 Street
Edmonton, Alberta
T5J 3G1

2. **Date of Material Change:**

March 15, 2006

3. **News Release:**

A press release announcing the material change was issued on March 15, 2006 for Canadian wide distribution through CCN Matthews.

4. **Summary of Material Change:**

Liquor Stores Income Fund (the "**Fund**") has announced that the Fund and The Liquor Depot Corporation, Liquor Stop Group Inc., Liquor World Group Inc. and Daly Grove Liquor Store Inc. (collectively, the "**Selling Unitholders**") have closed their previously announced sale of an aggregate of 2,427,132 trust units of the Fund at a price of $20.25 per trust unit.

5. **Full Description of Material Change:**

The Fund has announced that the Fund and the Selling Unitholders have closed their previously announced sale of an aggregate of 2,427,132 trust units of the Fund at a price of $20.25 per trust unit for aggregate gross proceeds of approximately $49.1 million. The Fund issued and sold 1,600,000 trust units under the offering for gross proceeds of approximately $32.4 million. The net proceeds of the offering received by the Fund will be used to repay current indebtedness, to fund acquisitions and new store development, and for general corporate purposes. The Selling Unitholders sold 827,132 trust units under the offering for aggregate gross proceeds of approximately $16.7 million. The Fund will not receive any proceeds from the sale of trust units by the Selling Unitholders. RBC Capital Markets acted as lead underwriter for a syndicate that included Sprott Securities Inc., Clarus Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. Executive Officer:

Irv Kipnes, Chief Executive Officer or Patrick de Grace, Chief Financial Officer of Liquor Stores GP Inc., the administrator of the Fund, Suite 1120, 10235 – 101 Street, Edmonton, Alberta T5J 3G1, may be reached by telephone at (780) 944-9994 ext. 6 and (780) 917-4179, respectively.

9. Date of Report:

March 15, 2006

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

LIQUOR STORES INCOME FUND CLOSES $32.4 MILLION TREASURY OFFERING AND $16.7 MILLION SECONDARY OFFERING ON A BOUGHT DEAL BASIS

EDMONTON, ALBERTA (March 15, 2006) – Liquor Stores Income Fund (the "Fund") (TSX:LIQ.UN) is pleased to announce that the Fund and The Liquor Depot Corporation, Liquor Stop Group Inc., Liquor World Group Inc. and Daly Grove Liquor Store Inc. (collectively, the "Selling Unitholders") have closed the previously announced sale of an aggregate of 2,427,132 trust units at a price of $20.25 per unit for aggregate gross proceeds of approximately $49.1 million. The trust units were sold on a bought deal basis to a syndicate of underwriters led by RBC Capital Markets and including Sprott Securities Inc., Clarus Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc.

The Fund issued and sold 1,600,000 trust units under the offering for gross proceeds of approximately $32.4 million. The net proceeds of the offering received by the Fund will be used to repay current indebtedness, to fund acquisitions and new store development, and for general corporate purposes.

The Selling Unitholders sold 827,132 trust units under the offering for aggregate gross proceeds of approximately $16.7 million. The Fund will not receive any proceeds from the sale of trust units by the Selling Unitholders.

Subscribers who purchased trust units under the offering and who continue to hold such trust units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about April 17, 2006, the record date for which is expected to be March 31, 2006.

The Fund's trust units have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Fund's trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.23% interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund is Canada's only publicly traded entity with interests exclusively in the retailing of liquor products.

The Fund is the largest liquor retailer in Alberta by number of stores. The Fund currently operates 76 stores, 5 of which are located in British Columbia. In 2005, the Fund acquired or developed 21 stores in Alberta, and 4 in British Columbia.

The trust units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace, CA
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

FORWARD LOOKING STATEMENTS

Certain statements in this news release are "forward-looking statements", which reflect management's expectations regarding, among other things, the use of proceeds from the offering and the amount and timing of the payment of distributions of the Fund. All statements other than statements of historical fact contained in this news release are forward-looking statements. Such forward-looking statements involve risks and uncertainties, as they reflect management's current beliefs and are based on information currently available to management. Actual results may differ materially from those anticipated in the statements made. The forward-looking statements are expressly qualified in their entirety by this cautionary statement. The forward-looking statements are made as of the date of this news release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law. Further information regarding the uncertainties and risks can be found in the disclosure documents filed by the Fund with the securities regulatory authorities, available at www.sedar.com.

File No. 82-34937

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Liquor Stores Income Fund

Receipt for (Final) Short Form Prospectus dated **March 8, 2006** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **8th** day of **March, 2006**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

Project # 894991

File No. 82-34937

A|S|C
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

LIQUOR STORES INCOME FUND

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated March 8, 2006.

DATED at Calgary, Alberta this March 8, 2006

"Blaine Young"

Blaine Young
Associate Director, Corporate Finance

SEDAR Project # 00894991

File No. 82-34937

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 6776

Auditors' Consent

We have read the short form prospectus of Liquor Stores Income Fund (the "Fund") dated March 8, 2006 relating to the qualification for distribution of 2,427,132 Units at a price of $20.25 per Unit (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above mentioned Prospectus, of our report to the Trustees of the Fund, on the consolidated balance sheets of the Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the year ended December 2005 and the period from August 10, 2004 to December 31, 2004. Our report is dated February 15, 2006.

PricewaterhouseCoopers LLP.

Edmonton, Alberta
March 8, 2006

Chartered Accountants

File No. 82-34937

Burnet,
Duckworth
& Palmer LLP
Law Firm

Delivered via SEDAR

March 8, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Liquor Stores Income Fund

We refer to the (final) short form prospectus dated March 8, 2006 (the "**Prospectus**") of Liquor Stores Income Fund ("**Liquor Stores**") relating to the distribution of trust units of Liquor Stores.

We hereby consent to the use in the Prospectus of our firm name and to the references to our opinion on page ii of the Prospectus and under the heading "Certain Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Burnet, Duckworth & Palmer LLP*"

File No. 82-34937

FRASER MILNER CASGRAIN LLP

March 8, 2006

Alberta Securities Commission
British Columbia Securities Commission
Securities Division of the Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs:

Subject: Prospectus (the "Prospectus") of Liquor Stores Income Fund Dated March 8, 2006

We consent to the use of our name, Fraser Milner Casgrain LLP, on the cover page and under the heading "Interest of Experts" and to the use of our name and opinion under the heading "Certain Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to under the heading "Certain Canadian Federal Income Tax Considerations" or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

(signed) Fraser Milner Casgrain LLP

1761795_1

30th Floor Fifth Avenue Place 237-4th Avenue SW Calgary AB Canada T2P 4X7 Telephone (403) 268-7000 Fax (403) 268-3100 www.fmc-law.com

Montréal Ottawa Toronto Edmonton Calgary Vancouver New York

File No. 82-34937

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold within the United States unless pursuant to an exemption from such registration. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Liquor Stores GP Inc., the administrator of Liquor Stores Income Fund, at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1, Telephone (780) 917-4179, and are also available electronically at www.sedar.com.*

New Issue and Secondary Offering March 8, 2006

SHORT FORM PROSPECTUS

LIQUOR DEPOT LIQUOR WORLD LIQUOR STORES INCOME FUND

2,427,132 Units

Liquor Stores Income Fund (the "**Fund**") is hereby qualifying for distribution 2,427,132 trust units (the "**Units**") of the Fund at a price of $20.25 per Unit (the "**Offering**") of which 1,600,000 Units (the "**Treasury Units**") will be issued and sold by the Fund and 827,132 Units (the "**Secondary Units**") will be sold by Daly Grove Liquor Store Inc., The Liquor Depot Corporation, Liquor Stop Group Inc. and Liquor World Group Inc. (collectively, the "**Selling Unitholders**"). The Fund will not receive any of the proceeds relating to the Secondary Units sold by the Selling Unitholders. See "Selling Unitholders" and "Plan of Distribution".

The issued and outstanding Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "LIQ.UN". On February 21, 2006, the last trading day prior to the announcement of the Offering, the closing price of the Units on the TSX was $20.90 and on March 7, 2006, the closing price of the Units on the TSX was $20.25. The TSX has conditionally approved the listing of the Treasury Units offered hereunder. Listing is subject to the Fund fulfilling all of the listing requirements of the TSX on or before May 29, 2006. The offering price of the Units was determined by negotiation between the Fund, the Selling Unitholders and RBC Dominion Securities Inc., Sprott Securities Inc., Clarus Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc. (collectively, the "**Underwriters**").

Price: $20.25 per Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Fund (1)	Net Proceeds to the Selling Unitholders (2)
Per Unit	$20.25	$1.0125	$19.2375	$19.2375
Total	$49,149,423	$2,457,471.15	$30,780,000	$15,911,951.85

Notes:

(1) Before deducting the Fund's portion of the expenses of the Offering, estimated to be $231,000, which, together with the Underwriters' Fee in respect of the Treasury Units issued and sold by the Fund, will be paid out of the general funds of the Fund.

(2) Before deducting the Selling Unitholders' portion of the expenses of the Offering, estimated to be $119,000, which, together with the Underwriters' Fee in respect of the Secondary Units sold by the Selling Unitholders, will be paid by the Selling Unitholders.

Subscribers who purchase Units offered hereunder and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about April 17, 2006, the record date for which will be March 31, 2006. Subscribers will not be eligible to receive the distribution to be paid on March 15, 2006, the record date for which is February 28, 2006.

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Fraser Milner Casgrain LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof, the Units offered hereunder, as of the date of closing will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Fund, sold and delivered by the Selling Unitholders and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Fund and the Selling Unitholders by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

The head office of the Fund, and the head and registered office of Liquor Stores GP Inc. (the "**GP**"), the administrator of the Fund, are located at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1.

HSBC Securities (Canada) Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank that is a lender to the Fund and to which the Fund is currently indebted. Consequently, the Fund may be considered a "connected issuer" of this Underwriter within the meaning of applicable Canadian securities legislation. See "Relationship Between the Fund and an Underwriter".

A return on an investment in the Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment in the Units by a Unitholder is at risk, and the anticipated return on a Unitholder's investment is based on certain performance assumptions. **Although the Fund intends to make distributions of its available cash to Unitholders, these cash distributions are not guaranteed and may be reduced or suspended.** The ability of the Fund to make cash distributions and the actual amount distributed will depend on numerous factors disclosed in the Fund's continuous disclosure documents, including its financial performance, its debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Units may decline if the Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. It is important for a person making an investment in Units to consider the particular risk factors that may affect both the Fund and the industry in which the Fund, through its subsidiaries, operates and that may therefore affect the stability of the cash distributions on the Units. See the risks described in the Fund's annual information form and management's discussion and analysis that are incorporated by reference herein, which describe the Fund's assessment of those risk factors, as well as the potential consequences to a holder if a risk should occur. See also "Risk Factors".

The after-tax return to holders from an investment in Units will depend, in part, on composition for income tax purposes of distributions paid by the Fund, portions of which may be fully or partially taxable or may constitute non-taxable returns of capital. That composition may change over time, thus affecting a holder's after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of the holder. Returns of capital are generally tax-deferred (and reduce a holder's cost base in the Unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Fund qualifies as a mutual fund trust for the purposes of the *Income Tax Act* (Canada) (the "**Tax Act**") and offers and sells its Units to the public. Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about March 15, 2006 or such other date on or before March 31, 2006 as the Fund, the Selling Unitholders and the Underwriters may agree. A book entry only certificate representing the Units will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS on the date of the closing. A purchaser of Units will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Units are purchased. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Units at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. All statements other than statements of historical fact contained in this prospectus and the documents incorporated by reference herein are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Company. Prospective investors can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions by the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this prospectus. Although management believes that the expectations represented in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks relating to government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; supply interruption; reliance on information and control systems; dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of a substantial amount of its operating cash flow to the Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts; and the Vendors' right to approve certain material transactions.

The information contained in this prospectus and the documents incorporated by reference herein, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Company.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. These factors should not be construed as exhaustive. The Fund undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

NON-GAAP MEASURES

References in this prospectus and the documents incorporated by reference herein to:

- "EBITDA" are to historical earnings before provision for interest, income taxes and amortization;

- "Normalized EBITDA" are to EBITDA adjusted for certain items that management believes facilitate the comparison of historical periods. Normalized EBITDA adjusts for the following items, which will not recur: (i) management fees and bonuses; (ii) accruals for non-controlling parties' share of income; (iii) equity income; (iv) charitable donations; (v) adjustments to the carrying value of goodwill; and (vi) reorganization costs. All of such adjustments are based upon historical information or contractual commitments; and

- "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in the Fund's AIF.

EBITDA, Normalized EBITDA and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Normalized EBITDA and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Normalized EBITDA and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Company's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows.

GLOSSARY OF TERMS

In this prospectus the following words and phrases have the following meanings unless the context otherwise requires:

"CBCA" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"Company" means, collectively, Liquor Stores LP and the GP, its general partner;

"Declaration of Trust" means the amended and restated declaration of trust dated August 10, 2004 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time;

"Exchangeable LP Units" means the exchangeable units of Liquor Stores LP held by the Vendors;

"Exchangeable Securities" means any securities that are exchangeable, directly or indirectly, for Units;

"Fund" means Liquor Stores Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

"Fund's AIF" means the Fund's Annual Information Form dated March 30, 2005;

"GP" means Liquor Stores GP Inc., a corporation incorporated under the CBCA;

"GP Common Shares" means the common shares in the capital of the GP;

"Liquor Stores LP" means Liquor Stores Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"LP Units" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units;

"LSOT" means Liquor Stores Operating Trust, a trust established under the laws of the Province of Alberta;

"LSOT Notes" means, collectively, Series I and Series II promissory notes of LSOT issued under a note indenture made between LSOT and CIBC Mellon Trust Company;

"LSOT Units" means the trust units of LSOT;

"non-resident" means a non-resident of Canada within the meaning of the Tax Act;

"Offering" means the offering of Units pursuant to this prospectus;

"Ordinary LP Units" means the ordinary limited partnership units of Liquor Stores LP;

"Secondary Units" means the 827,132 Units to be sold by the Selling Unitholders under the Offering;

"Selling Unitholders" means, collectively, Daly Grove Liquor Store Inc., The Liquor Depot Corporation, Liquor Stop Group Inc. and Liquor World Group Inc.;

"Special Voting Units" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Subordinated LP Units" means the subordinated exchangeable units of Liquor Stores LP held by the Vendors;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Treasury Units" means the 1,600,000 Units to be issued and sold by the Fund under the Offering;

"Trustees" mean the trustees of the Fund from time to time;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, RBC Dominion Securities Inc., Sprott Securities Inc., Clarus Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc.;

"Underwriting Agreement" means the agreement dated February 28, 2006 between the Fund, the Selling Unitholders and the Underwriters in respect of the Offering;

"Unit" means a trust unit of the Fund other than a Special Voting Unit;

"Unitholders" means the holders of Units from time to time;

"Vendors" means, collectively, Liquor Depot and Liquor World;

"Voting Units" means the Units and the Special Voting Units; and

"Voting Unitholders" means the Unitholders and the holders of Special Voting Units.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this prospectus are in Canadian dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Fund, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

(a) the Fund's AIF;

(b) the audited financial statements of the Fund as at and for the year ended December 31, 2005 and as at and for the period from August 10, 2004 to December 31, 2004, together with the notes thereto, the auditors' report thereon, and management's discussion and analysis relating thereto;

(c) the Fund's information circular dated May 16, 2005 relating to the meeting of Unitholders held on June 15, 2005; and

(d) the Fund's material change report dated March 10, 2005 relating to the private placement of 1,830,000 Units.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations and information circulars filed by the Fund with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

LIQUOR STORES INCOME FUND

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Declaration of Trust. The Fund owns all of the LSOT Notes and LSOT Units, and holds, indirectly through LSOT, a 59.92% interest in the Company. The Fund receives, indirectly through LSOT, distributions of distributable cash of the Company.

LSOT is an unincorporated trust established under the laws of the Province of Alberta. LSOT holds Ordinary LP Units and GP Common Shares, representing 59.92% of the LP Units and GP Common Shares, respectively.

Liquor Stores LP is a limited partnership formed under the laws of the Province of Alberta, with the GP as its general partner.

The principal and head office of each of the Fund, LSOT, the GP and Liquor Stores LP is located at Suite 1120, 10325 – 101st Street, Edmonton, Alberta, T5J 3G1.

The following chart illustrates the structure of the Fund as at the date hereof.


Public Unitholders
100% (Units)
Liquor Stores
Income Fund (Alberta)
100% (LSOT Units
and LSOT Notes)
Vendors
Liquor Stores
Operating Trust (Alberta)
40.08% (2)(4)
59.92% (1)(4)
Liquor Stores Limited
Partnership (Alberta) and
Liquor Stores GP Inc. (Federal)(3)

Notes:

(1) Ordinary LP Units and GP Common Shares, representing 59.92% of the LP Units and GP Common Shares.

(2) Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 40.08% of the LP Units and GP Common Shares.

(3) The GP holds all of the outstanding GP Units.

(4) After giving effect to the Offering, LSOT will hold Ordinary LP Units and GP Common Shares, representing 72.23% of the LP Units and GP Common Shares, respectively, and the Vendors will hold Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 27.77% of the LP Units and GP Common Shares, respectively.

DESCRIPTION OF BUSINESS

The Company is the largest liquor store retailer in Alberta by number of stores. It is management's belief that in Alberta the Fund is the second largest liquor store operator by revenue. The Company currently operates 75 stores, 70 of which are

located in Alberta and five of which are located in British Columbia. The Company's predecessors have been in the retail liquor store business since privatization of the Alberta retail liquor distribution system in 1993.

RECENT DEVELOPMENTS

New Financial Officer

Effective January 1, 2006, Patrick de Grace was appointed Chief Financial Officer of the GP. Mr. de Grace is a Chartered Accountant, with extensive financial management experience in the retail business. Prior to establishing an independent consulting practice in 2002, Mr. de Grace held progressively more senior finance and executive positions with a major retail grocery chain.

Increase in Cash Distributions

Effective with its distribution paid on February 15, 2006, to Unitholders of record on January 31, 2006, the Fund increased its monthly distribution level to $0.10 per Unit from $0.08958 per Unit. This is the second increase in distributions since the completion of the Fund's initial public offering on September 28, 2004 at which time the Fund's monthly distribution level was set at $0.0833 per Unit. In May 2005 the Fund increased its monthly distributions from $0.0833 per Unit to $0.08958 per Unit.

CAPITALIZATION

There have been no material changes in the unit capitalization or in the indebtedness of the Fund since December 31, 2005.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The outstanding Units are traded on the TSX under the trading symbol "LIQ.UN". The following table sets forth the closing price range and trading volume of the Units as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume
2004			
September (from September 28)	12.25	11.96	3,234,297
October	13.94	12.80	1,821,862
November	14.79	13.80	764,523
December	14.73	14.00	234,891
2005			
January	15.10	14.31	361,312
February	16.92	14.95	547,632
March	16.80	15.68	603,573
April	17.35	16.55	328,637
May	19.50	16.72	349,125
June	19.20	17.30	643,338
July	18.50	17.45	651,354
August	19.34	18.08	527,799
September	19.40	18.15	490,159
October	18.70	15.00	700,777
November	17.85	15.45	687,293
December	17.75	17.31	346,981
2006			
January	19.75	17.21	702,279
February	20.95	19.75	636,595
March (to March 7)	20.30	20.16	145,008

On February 21, 2006, the last trading day before the announcement of the Offering, the closing price of the Units on the TSX was $20.90 and on March 7, 2006, the closing price of the Units on the TSX was $20.25.

DISTRIBUTIONS TO UNITHOLDERS

The Fund makes monthly distributions of its available cash to Unitholders to the extent determined prudent by the Trustees. Monthly distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are paid generally on the 15th day of the following month. Effective with its distribution paid on February 15, 2006, to Unitholders of record on January 31, 2006, the Fund increased its monthly distribution level to $0.10 per Unit from $0.08958 per Unit. See "Recent Developments – Increase in Cash Distributions".

The following table sets forth the amount of annual cash distributions paid per Unit by the Fund since inception.

Year	Distribution per Unit
2004	$0.1749(1)
2005	$1.0436
2006	$0.2896 (2)

Notes:

(1) The Fund completed its initial public offering on September 28, 2004.

(2) Includes the distribution of $0.10 per Unit for the month of February 2006, which has been declared and will be paid on March 15, 2006.

Subscribers who purchase Units offered hereunder and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about April 17, 2006, the record date for which will be March 31, 2006. Subscribers will not be eligible to receive the distribution to be paid on March 15, 2006, the record date for which is February 28, 2006.

DESCRIPTION OF UNITS

Units and Special Voting Units

The beneficial interests in the Fund are divided into interests of two classes, described and designated as "Units" and "Special Voting Units", respectively. An unlimited number of Units and Special Voting Units are issuable pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units are not subject to future calls or assessments and entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as described under "Redemption Right" at pages 18 through 20 of the Fund's AIF, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units are not entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units, Subordinated LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units are issued in conjunction with, and are attached to, the Exchangeable LP Units and Subordinated LP Units (or other Exchangeable Securities) to which they relate, and are evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units are not transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit entitles the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit, Subordinated LP Unit or other Exchangeable Security to which it is attached. Upon the

exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Additional Information

For additional information respecting the Units, including information respecting redemption rights, limitations on non-resident ownership, compulsory acquisition rights in the event of a successful take-over bid, actions that may be taken in connection with regulatory compliance, meetings and voting see "Liquor Stores Income Fund" at pages 14 through 24, inclusive, of the Funds' AIF. A copy of the Declaration of Trust is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which may be accessed at www.sedar.com.

SELLING UNITHOLDERS

The following information, including the information in the table, is presented on a pro forma basis assuming the exchange of all outstanding Exchangeable LP Units and Subordinated LP Units, including the Exchangeable LP Units and Subordinated LP Units owned or controlled by the Selling Unitholders. The Selling Unitholders presently own no Units of the Fund but own Exchangeable LP Units and Subordinated LP Units that are exchangeable on a one for one basis for Units. In connection with the Offering, each of the Selling Unitholders will exchange that number of Exchangeable LP Units as is equal to the number of Units to be sold by them.

The Selling Unitholders presently hold, in aggregate, approximately 37.14% of the outstanding Units and following completion of this offering will hold 25.22% of the 11,930,000 Units outstanding. The following table identifies each of the Selling Unitholders, the number of Units that each Selling Unitholder holds, the number of Units each Selling Unitholder is selling and the number of Units each Selling Unitholder will hold following the completion of this Offering. Each Selling Unitholder holds the Units beneficially and of record and acquired its Units on September 28, 2004 unless otherwise indicated.

Selling Unitholder	Units Held on March 8, 2006	Units Sold Pursuant to this Offering	Units Held Upon Completion of this Offering
	# / %	# / %	# / %
Daly Grove Liquor Store Inc.	13,569 / 0.13%	13,569 / 0.13%	0 / 0%
The Liquor Depot Corporation[2]	2,511,859 / 24.32%	493,215 / 4.77%	2,018,644 / 16.92%
Liquor World Group Inc.[1][3]	370,650 / 3.59%	85,258 / 0.83%	285,392 / 2.39%
Liquor Stop Group Inc.[4]	940,361 / 9.10%	235,090 / 2.28%	705,271 / 5.91%
Total	3,836,439 / 37.14%	827,132 / 8.01%	3,009,307 / 25.22%

Notes:

(1) Liquor World Group Inc. is the general partner of each of Liquor Stores No. 1 Limited Partnership, Liquor Stores No. 2 Limited Partnership and Liquor Stores No. 3 Limited Partnership (collectively, the "**Liquor Stores LPs**"). As at March 8, 2006, the Liquor Stores LPs own, in the aggregate, 304,120 Units, representing 2.94% of the outstanding Units. The Liquor Stores LPs are not selling any Units pursuant to the Offering. Following the completion of the Offering, the Liquor Stores LPs will own, in the aggregate, 304,120 Units, representing 2.55% of the outstanding Units.

(2) Mr. Irving Kipnes, the President and Chief Executive Officer and a director of the GP, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 64.04% of the outstanding shares of The Liquor Depot Corporation. Mr. David Margolus, a director of the GP, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 14.23% of the outstanding shares of The Liquor Depot Corporation.

(3) Mr. Henry Bereznicki, the Chairman of the Board and Director of Store Acquisitions and Development of the GP, and Mr. Robert Green, a director of the GP, together with their respective associates and affiliates, own beneficially, directly or indirectly, or exercise control or direction over, approximately 42.75% and 10.01%, respectively, of the outstanding shares of Liquor World Group Inc.

(4) Mr. Bereznicki and Mr. Green, together with their respective associates and affiliates, own beneficially, directly or indirectly, or exercise control or direction over, approximately 40.0% and 10.1%, respectively, of the outstanding shares of Liquor Stop Group Inc.

USE OF PROCEEDS

The net proceeds to the Fund from the sale of the Treasury Units hereunder are estimated to be $30,549,000 after deducting the fees of $1,620,000 payable to the Underwriters in respect of the Treasury Units issued and sold by the Fund and the Fund's portion of the expenses of the Offering estimated to be $231,000. The net proceeds from the sale of the Treasury Units will be used by the Fund to subscribe for additional securities of LSOT. LSOT will use the proceeds from the issuance of such securities to the Fund to subscribe for additional Ordinary LP Units. Liquor Stores LP will use the proceeds from the subscription for Ordinary LP Units to reduce the amount of indebtedness outstanding under Liquor Stores LP's credit facility, to take advantage of acquisition opportunities that may arise, to open new stores and for general corporate purposes. The majority of the outstanding indebtedness under the credit facility was incurred to provide working capital and for fixed asset additions.

The net proceeds to the Selling Unitholders from the sale of the Secondary Units hereunder are estimated to be $15,792,952 after deducting the fees of $837,471.15 payable to the Underwriters in respect of the Secondary Units sold by the Selling Unitholders and the Selling Unitholders' portion of the expenses of the Offering estimated to be $119,000. The Fund will not receive any of the net proceeds from the sale of Secondary Units by the Selling Unitholders.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Fund has agreed to issue and sell to the Underwriters the 1,600,000 Treasury Units and the Selling Unitholders have agreed to sell to the Underwriters the 827,132 Secondary Units, and the Underwriters have severally agreed to purchase such Treasury Units and Secondary Units on March 15, 2006, or such other date on or before March 31, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Units is conditional upon payment by the Underwriters to the Fund and the Selling Unitholders on closing of $20.25 per Unit for the

Treasury Units and the Secondary Units. The Underwriting Agreement provides that the Fund will pay the Underwriters' fee of \$1.0125 per Unit for Treasury Units issued and sold by the Fund and the Selling Unitholders will pay the Underwriters' fee of \$1.0125 per Unit for Secondary Units sold by the Selling Unitholders, for an aggregate fee payable by the Fund of \$1,620,000 and an aggregate fee payable by the Selling Unitholders of \$837,471.15, in consideration for their services in connection with the Offering. The offering price of the Units was determined by negotiation between the Fund, the Selling Unitholders and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Except in certain limited circumstances, if an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Units. The Underwriters are, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Fund and the Selling Unitholders will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Each Selling Unitholder has agreed that, other than pursuant to the exercise of the Exchange Rights (as defined in the Fund's AIF) with respect to the Exchangeable LP Units and transfers to other members of the Vendor Group (as defined in the Fund's AIF), it will not, for the period ending 90 days after the closing of the Offering, issue, offer, or sell, contract to sell or otherwise dispose of, directly or indirectly, any Units or any securities convertible into or exchangeable or exercisable for Units, or publicly disclose the intention to make any such issue, offer, sale or disposition, without the prior consent of RBC Dominion Securities Inc., which consent may not be unreasonably withheld.

The Fund has agreed that, without the prior consent of RBC Dominion Securities Inc., which consent shall not be unreasonably withheld, it will not (and will cause its subsidiaries), during the period ending 90 days after the closing of the Offering, except pursuant to the exercise of the Exchange Rights, the long-term incentive plan of the Fund, any distribution reinvestment plan that may be established, or the issuance of securities as consideration for future acquisitions or in connection with future mergers, amalgamations or other business combinations (provided that the Fund shall require each party to whom such securities may be issued in connection with an acquisition, merger, amalgamation or business combinations to agree to not, for the balance of such period, do any of the things listed in clause (i) or (ii) below), (i) create, allot, authorize, offer, issue, secure, pledge, sell, offer to sell, grant any option, right or warrant for the sale of, or contract to purchase or sell, or otherwise lend, transfer or dispose of, directly or indirectly, any Units, rights to purchase Units or any securities convertible into or exercisable or exchangeable for Units or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units, or such other securities or interests, in cash or otherwise, or agree or, within such period, announce any intention to do so.

The TSX has conditionally approved the listing of the Treasury Units offered hereunder. Listing is subject to the Fund fulfilling all of the listing requirements of the TSX on or before May 29, 2006.

The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "**1933 Act**") or any state securities laws, and accordingly may not be offered or sold in the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and except as expressly permitted by applicable laws of the United States, it will not offer or sell the Units as part of the distribution thereof at any time within the United States. The Underwriting Agreement enables the Underwriters to offer and resell the Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act. Terms used above in this paragraph have the meanings given to them by Regulation S under the 1933 Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN THE FUND AND AN UNDERWRITER

HSBC Securities (Canada) Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (the "**Bank**") that is a lender to Liquor Stores LP. Accordingly, the Fund may be considered a connected issuer of this Underwriter under applicable Canadian securities legislation. Liquor Stores LP was indebted to the Bank in the aggregate amount of approximately $24.7 million as at February 28, 2006 pursuant to the terms of a secured credit facility. Liquor Stores LP is in compliance with the terms of such credit facility. Neither the financial position of Liquor Stores LP nor the value of the security under the credit facility has changed substantially since the indebtedness under the credit facility was incurred. The Fund will indirectly use a portion of the net proceeds from the Offering to reduce the amount outstanding under the credit facility. See "Use of Proceeds".

The decision to distribute the Units and the determination of the terms of the Offering were made through negotiations between the Fund, the Selling Unitholders and the Underwriters. The Bank did not have any involvement in such decision or determination but has been advised of the Offering and the terms thereof. As a consequence of the Offering, HSBC Securities (Canada) Inc. will receive its share of the Underwriting fee payable by the Fund to the Underwriters. In addition, the Fund intends to indirectly use a portion of the net proceeds of the Offering to repay indebtedness to the Bank under its credit facility.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP, on behalf of the Fund, and by Fraser Milner Casgrain LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Fraser Milner Casgrain LLP, as a group, own, directly or indirectly, less than 1% of the Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Fraser Milner Casgrain LLP, counsel to the Underwriters (collectively, "**Counsel**"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act of acquiring, holding and disposing of Units acquired pursuant to the Offering generally applicable to a purchaser who will hold the Units as capital property for purposes of the Tax Act and who, at all material times, deals at arm's length with, and is not affiliated with the Fund for purposes of the Tax Act. Generally, the Units will be considered to be capital property to a holder thereof unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade. Certain holders resident in Canada whose Units might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Units and any other "Canadian security" as defined in the Tax Act treated as capital property. Unitholders considering making such an election should consult their own tax advisors.

This summary is not applicable to a Unitholder that is a "financial institution", a "specified financial institution" or an interest in which would be a "tax shelter investment" all as defined in the Tax Act.

This summary is based upon the facts set out in this prospectus, the provisions of the Tax Act in force at the date hereof and Counsels' understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**"), all in effect as of the date hereof. There can be no assurance that CRA will not change its administrative policies and assessing practices. This summary takes into account all specific current proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus ("**Tax Proposals**") and certificates as to certain factual matters. This summary assumes that the Tax Proposals will be enacted as proposed, but there can be no assurance that the Tax Proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decision or action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian income tax considerations applicable to an investment in Units. Moreover the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the Unitholder's (a "Holder") particular circumstances, including the province(s) or territory(ies) in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should

it be construed to be, legal or tax advice or representations to any prospective purchaser of Units or any Holder. Prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Fund

The Fund is a unit trust and this summary assumes that the Fund qualifies and will continue to qualify as a "mutual fund trust" as defined in the Tax Act at all relevant times. This summary also assumes that the Fund is not established or maintained primarily for the benefit of non-residents. If the Fund were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.

Taxation of the Fund

The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains computed in accordance with the detailed provisions of the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable or deemed to be paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund or if the Unitholder is entitled in that year to enforce payment of the amount. The income for purposes of the Tax Act of the Fund for each taxation year will include all interest on LSOT Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year and such amount of the income and net taxable capital gains, as is paid or becomes payable or deemed to be paid or payable to the Fund in the year in respect of the LSOT Units. The Fund will generally not be subject to tax on any amounts received as distributions on the LSOT Units that are in excess of the income of LSOT that is paid or payable or deemed to be paid or payable by LSOT to the Fund in a year but such amounts will generally reduce the adjusted cost base of the LSOT Units. Where the adjusted cost base of the LSOT Units would otherwise be a negative amount, the Fund will be deemed to realize a capital gain in such amount in that year, and its adjusted cost base of the LSOT Units at the beginning of the next taxation year will then be nil.

In computing its income, the Fund will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Fund will be entitled to deduct the costs incurred by it in connection with the issuance of Units on a five-year, straight-line basis.

Under the Declaration of Trust, all of the income of the Fund for each year other than taxable capital gains (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by the Fund (computed in accordance with the detailed provisions of the Tax Act) in the year (excluding any capital gains or income which may be realized by the Fund upon a transfer *in specie* of the Fund's assets to redeeming Unitholders in connection with a redemption of Units and designated by the Fund as income or capital gains paid or payable to the redeeming Unitholders) will be payable in the year to the Unitholders by way of cash distributions, subject to the exceptions described below. Counsel has been advised that the Fund intends to make distributions in each year to Unitholders in an amount sufficient to ensure that the Fund will generally not be liable for tax under Part I of the Tax Act in any year (after taking into account any applicable tax refunds to the Fund).

Income of the Fund that is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to holders of Units in the form of additional Units ("**Reinvested Units**"). Income of the Fund payable to Unitholders, whether in cash or additional Units will generally be deductible by the Fund in computing its taxable income.

Losses incurred by the Fund cannot be allocated to Unitholders, but can be deducted by the Fund in future years in computing its taxable income, in accordance with the Tax Act. In the event the Fund would otherwise be liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for such tax by an amount determined under the Tax Act based on the redemption of Units during the year (the "**capital gains refund**"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund's tax liability for the taxation year arising in connection with the transfer of property *in specie* to redeeming Holders on the redemption of Units. The Declaration of Trust provides that all or a portion of any capital gain or income realized by the Fund in connection with such redemptions may, at the discretion of the trustees, be treated as capital gains or income paid to, and designated as capital gains or income of, the redeeming Unitholder. Such income or the taxable portion of any capital gain

so designated must be included in the income of the redeeming Unitholders (as income or taxable capital gains) and will be deductible by the Fund in computing its income.

For purposes of the Tax Act, the Fund generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Fund's entitlement to a Capital Gains Refund, it is expected that the Fund will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of LSOT

The taxation year of LSOT is the calendar year. In each taxation year, LSOT will be subject to tax under Part I of the Tax Act on its income for the year, including its allocated share of the income of Liquor Stores LP, except to the extent such income is paid or payable or deemed to be paid or made payable in such year to its unitholders, including the Fund, and is deducted by LSOT in computing its income for tax purposes.

In computing its income for tax purposes, LSOT will generally be entitled to deduct its expenses (including interest that accrues, is payable or is paid on the LSOT Notes) incurred to earn such income, provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the declaration of trust of LSOT, all of the income of LSOT for each year, together with the taxable and non taxable portion of any capital gains realized by LSOT in the year, will generally be paid or made payable in the year to holders of LSOT Units. For purposes of the Tax Act, LSOT generally intends to deduct in computing its income the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. Counsel has been advised by the Fund that the Fund does not expect LSOT to be liable for any material amount of tax under Part I of the Tax Act. However, counsel can provide no opinion in this regard.

Taxation of Liquor Stores LP

Liquor Stores LP is not subject to tax under the Tax Act. Each partner of Liquor Stores LP, including LSOT, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of Liquor Stores LP for its fiscal year ending in, or coincidentally with, the partner's taxation year end, whether or not any of that income is distributed to the partner in the taxation year. Liquor Stores LP's fiscal period will be the calendar year. For this purpose, the income or loss of Liquor Stores LP will be computed for each fiscal year as if Liquor Stores LP were a separate person resident in Canada. In computing the income or loss of Liquor Stores LP, deductions may be claimed in respect of capital cost allowance, reasonable administrative costs, interest and other expenses incurred by Liquor Stores LP for the purpose of earning income, subject to the relevant provisions of the Tax Act. The income or loss of Liquor Stores LP for a fiscal year will be allocated to the partners of Liquor Stores LP, including LSOT, on the basis of their respective share of that income or loss as provided in the partnership agreement for Liquor Stores LP, subject to the detailed rules in the Tax Act in that regard.

Generally, distributions to partners in excess of the income of Liquor Stores LP for a fiscal year will result in a reduction of the adjusted cost base of the partner's units in Liquor Stores LP by the amount of such excess. If, as a result, LSOT's adjusted cost base at the end of a taxation year of its units in Liquor Stores LP would otherwise be a negative amount, LSOT will be deemed to realize a capital gain in such amount for that year, and LSOT's adjusted cost base at the beginning of the next taxation year of its units in Liquor Stores LP will then be nil. If Liquor Stores LP were to incur losses for tax purposes, LSOT's ability to deduct such losses may be limited by certain rules under the Tax Act.

Taxation of Unitholders

Residents of Canada

This portion of the summary is applicable to a Unitholder who, for purposes of the Tax Act and at all relevant times, is resident in Canada.

A Holder is generally required to include in computing income for a particular taxation year the portion of the net income for tax purposes of the Fund for that year, including net realized taxable capital gains, that is paid or payable or deemed to be paid or payable to the Holder in that year, whether that amount is received in cash, additional Units or otherwise. The income

of a Unitholder from the Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Fund for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable or deemed to be paid or payable to a Holder in a taxation year will not be included in computing the Holder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable or deemed to be paid or payable to a Holder in a year will not generally be included in the Holder's income for the year. However, where such an amount is paid or payable to a Holder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the adjusted cost base of the Units held by the Holder will be reduced by such amount (except to the extent that it represents the Holder's share of the non-taxable portion of the net realized capital gains of the Fund for the year, the taxable portion of which was designated by the Fund in respect of the Holder). Where reductions to a Holder's adjusted cost base of Units for the year will result in the adjusted cost base becoming a negative amount, such amount will be treated as a capital gain realized by the Holder in the year and the Holder's adjusted cost base of the Units at the beginning of the next year will then be nil.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains, taxable dividends received or deemed to be received on shares of taxable Canadian corporations and foreign source income as are paid or payable or deemed to be paid or payable to a Holder will effectively retain their character and be treated as such in the hands of the Holder for the purposes of the Tax Act, and Holders may be entitled to claim a foreign tax credit for foreign taxes paid by the Fund. To the extent that amounts are designated as having been paid to Holders out of the net taxable capital gains of the Fund, such designated amounts will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. To the extent that amounts are designated as having been paid to Unitholders out of taxable dividends received or deemed to be received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Holders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Holders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, the deduction in computing taxable income will be available to Holders that are corporations, and an additional refundable 6 2/3% tax will be payable by Holders that are Canadian-controlled private corporations in certain circumstances.

Upon the disposition or deemed disposition by a Holder of a Unit, whether on redemption or otherwise, the Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Fund that is otherwise required to be included in the Unitholder's income (such as an amount designated as payable by the Fund to a redeeming Unitholder out of capital gains or income of the Fund as described above).

For the purpose of determining the adjusted cost base to a Holder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition. The adjusted cost base of a Unit to a Holder will include all amounts paid by the Holder for the Unit, with certain adjustments. The cost to a Holder of Units received in lieu of a cash distribution of income of the Fund will be equal to the amount of such distribution that is satisfied by the issuance of such Units.

A redemption of Units in consideration for cash, LSOT Notes or other securities distributed to the Unitholder in satisfaction of the redemption price, as the case may be, will be a disposition of such Units for proceeds of disposition equal to the aggregate of any cash and the fair market value of the LSOT Notes or other securities so distributed, as the case may be, less the portion of any income or capital gain realized by the Fund in connection with the redemption of those Units that has been designated by the Fund as payable to the redeeming Holder as described above. Where the Fund has designated such capital gain or income as payable to a redeeming Holder, the Holder will be required to include in income such income and the taxable portion of the capital gain so designated. Redeeming Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the proceeds of disposition received exceed (or are less than) the adjusted cost base of the Units so redeemed and any reasonable costs of disposition. The adjusted cost base of the LSOT Notes or other securities transferred by the Fund to a Holder upon an *in specie* redemption of Units by that Holder will generally be equal to the fair market value of such notes at the time of transfer less any accrued but unpaid interest on such notes at that time. The Holder will thereafter be required to include in income interest on any such notes in accordance with the provisions of the Tax Act. To the extent that the Holder is thereafter required to include in income any interest accrued to the date of the acquisition of such notes by the Holder, an offsetting deduction will be available. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian

corporations previously designated by the Fund to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Generally, one-half of any capital gain realized by a Holder and the amount of any net taxable capital gains designated by the Fund in respect of a Holder will be included in the Holder's income as a taxable capital gain. One-half of any capital loss realized by a Holder on a disposition or deemed disposition of Units may generally be deducted only from taxable capital gains of the Holder in accordance with the provisions of the Tax Act.

Where a Holder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Holder's capital loss from the disposition will generally be reduced by the amount of any dividends received by the Fund previously designated by the Fund to the Holder, except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. In general terms, net income of the Fund, paid or payable or deemed to be paid or payable to a Holder who is an individual or a certain type of trust, that is designated as taxable dividends or as net taxable capital gains and capital gains realized on the disposition of Units may increase the Holder's liability for alternative minimum tax.

Non-Residents of Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, and will not use or hold or be deemed to use or hold the Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "**Non-Resident Holder**").

Where the Fund makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income paid or credited by the Fund to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax convention. For example, a Non-Resident Holder who qualifies as a resident of the United States under the Canada United States Convention (the "**Convention**") will generally be subject to 15% Canadian non-resident withholding tax. It should be noted that it is the position of the CRA that United States limited liability companies generally do not qualify as residents of the United States under the Convention.

A disposition or deemed disposition of a Unit by a Non-Resident Holder, whether on redemption, by virtue of capital distributions in excess of a Unitholder's adjusted cost base or otherwise, will not give rise to a capital gain which is subject to tax under the Tax Act unless the Units constitute "taxable Canadian property". Units of a Non-Resident Holder will not generally constitute "taxable Canadian property" under the Tax Act unless: (i) at any time during the period of sixty months immediately preceding the disposition of Units by such Non-Resident Holder, not less than 25% of the issued Units were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length or by any combination thereof; (ii) the Fund ceases to qualify as a mutual fund trust; or (iii) the Non-Resident Holder's Units are otherwise deemed to be taxable Canadian property. A Non-Resident Holder will generally compute the adjusted cost base of a Unit pursuant to the same rules as apply to residents of Canada.

The Fund is required to maintain a special "TCP gains balance" account to which it will add its gains from dispositions of "taxable Canadian property" (as defined in the Tax Act) and from which it will deduct its capital losses from such dispositions and the amount of all "TCP gains distributions" made by it. If the Fund pays an amount to a Unitholder who is a Non-Resident Holder, makes a designation to treat that amount as a taxable capital gain and the total of all amounts designated by the Fund in a taxation year to Non-Resident Holders exceeds five percent of all such designated amounts, such portion of that amount as does not exceed the Non-Resident Holder's pro rata portion of the Fund's "TCP gains balance" account (as defined in the Tax Act) effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains). Non-Resident Holders should consult with their own tax advisors with respect to the taxability under the Tax Act of any such designated net taxable capital gains.

Tax Exempt Unitholders - Qualified Investments

Provided the Fund is, on Closing, a mutual fund trust within the meaning of the Tax Act, Units will be, at that time, qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plan (**"Exempt Plans"**) subject to the specific provisions of any particular plan. If the Fund ceases to qualify as a mutual fund trust under the Tax Act, the Units will not be qualified investments under the Tax Act for Exempt Plans. LSOT Notes or other securities received as a result of a redemption *in specie* of Units may not be qualified investments for Exempt Plans and this could give rise to adverse consequences to such plan or the annuitant or beneficiary under that plan. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

RISK FACTORS

Before making an investment decision, prospective purchasers of Units should consider carefully the information contained in and incorporated by reference in this prospectus and, in particular, the risk factors set out at pages 32 through 41 inclusive in the Fund's AIF and at page 10 of the Fund's management's discussion and analysis for the year ended December 31, 2005. These risks include industry risks associated with the retail liquor store business including: government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to achieve the benefits of acquisitions; dependence on key personnel; supply interruption; reliance on information and control systems; and dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities. The risk factors also include risks associated with the structure of the Fund including: the dependence of the Fund on the Company; unpredictability and potential volatility of the trading price of the Units including the effect of market interest rates on the price of Units; the nature of the Units; cash distributions are not guaranteed and will fluctuate with the Company's performance; the legal attributes of the Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; the restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow to the Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts; future sales of Units by the holders of Exchangeable LP Units and Subordinated LP Units; the right to approve certain material transactions by certain holders of Exchangeable LP Units and Subordinated LP Units; investment eligibility of the Units; the distribution of securities on redemption or termination of the Fund; and restrictions on non-resident Unitholders and liquidity of Units.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Fund to which the Fund is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Edmonton, Alberta.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Liquor Stores Income Fund (the "**Fund**") dated March 8, 2006 relating to the qualification for distribution of 2,427,132 Units at a price of $20.25 per Unit (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above mentioned Prospectus, of our report to the trustees of the Fund, on the consolidated balance sheets of the Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the year ended December 31, 2005 and the period from August 10, 2004 to December 31, 2004. Our report is dated February 15, 2006.

Edmonton, Alberta
March 8, 2006

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

CERTIFICATE OF THE FUND AND THE PROMOTERS

Dated: March 8, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, other than Québec.

LIQUOR STORES INCOME FUND
By its attorney:
Liquor Stores GP Inc.

(Signed) Irving Kipnes
President and Chief Executive Officer

(Signed) Patrick de Grace
Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Robert Green
Director

(Signed) Henry Bereznicki
Director

ON BEHALF OF THE PROMOTERS

THE LIQUOR DEPOT CORPORATION

By: (Signed) Irving Kipnes
Managing Director and Chief Executive Officer

LIQUOR WORLD GROUP INC.

By: (Signed) Henry Bereznicki
President and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: March 8, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, other than Québec.

RBC Dominion Securities Inc.

By: (signed) Derek Neldner

Sprott Securities Inc.

By: (signed) Brian K. Petersen

Clarus Securities Inc.

By: (signed) Rod Campbell

National Bank Financial Inc.

By: (signed) Ronald A. MacMicken

HSBC Securities (Canada) Inc.

By: (signed) Andrew Bishop

File No. 82-34937

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Liquor Stores Income Fund

Receipt for a Preliminary Short Form Prospectus dated **February 28, 2006** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **28th** day of **February, 2006**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst

RECEIVED
2006 MAY 31 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 894991

File No. 82-34937

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

LIQUOR STORES INCOME FUND

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated February 28, 2006.

DATED at Calgary, Alberta this February 28, 2006

"Mavis Legg"
Mavis Legg
Manager, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00894991

UNDERWRITING AGREEMENT

February 28, 2006

Liquor Stores Income Fund
Liquor Stores Limited Partnership
Liquor Stores GP Inc.
The Liquor Depot Corporation
Liquor World Group Inc.
Liquor Stop Group Inc.
Daly Grove Liquor Store Inc.

Dear Sirs and Mesdames:

Re: Primary Offering of 1,600,000 Units and Secondary Offering of 827,132 Units of Liquor Stores Income Fund

RBC Dominion Securities Inc., as lead underwriter, Sprott Securities Inc., Clarus Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc. (collectively, the "***Underwriters***") understand that Liquor Stores Income Fund (the "***Fund***") proposes to issue and sell 1,600,000 trust units (the "***Primary Units***" and the trust units of the Fund generally, "***Units***") of the Fund.

The Underwriters further understand that The Liquor Depot Corporation ("***Liquor Depot***"), Liquor World Group Inc. ("***LWGI***"), Liquor Stop Group Inc. and Daly Grove Liquor Store Inc. (collectively, the "***Selling Unitholders***") propose to sell 827,132 Units (the "***Secondary Units***") owned by them, respectively, in the numbers set out below (the "***Secondary Allocation***").

Selling Unitholder	Secondary Units
The Liquor Depot Corporation	493,215
Liquor World Group Inc.	85,258
Liquor Stop Group Inc.	235,090
Daly Grove Liquor Store Inc.	13,569
Total Secondary Units	827,132

The Underwriters further understand that Liquor Depot and LWGI initiated the organization of the business and affairs of the Fund and, accordingly, may, under the Securities Laws, be considered the promoters of the Fund. The Underwriters understand that the proceeds of the sale of Primary Units will be used to repay outstanding indebtedness, to take advantage of acquisition opportunities that may arise, to open new stores and for general corporate purposes as described in the Preliminary Prospectus (as defined below).

The undersigned further understand that Liquor Stores GP Inc. ("***GP***") provides administrative and other services to the Fund. In this regard, we understand that the GP and the Fund will prepare and file, without delay, a preliminary prospectus (the "***Preliminary Prospectus***") relating to the sale of the Primary Units and Secondary Units with the securities

regulatory authority in all provinces of Canada (other than Quebec) (collectively, the "***Qualifying Provinces***"). We understand that, in filing the Preliminary Prospectus, the Fund will select the Province of Alberta as the principal jurisdiction under the MRRS Procedures (as hereinafter defined). We also understand that the Fund intends to take all steps and proceedings necessary, including the obtaining of any necessary rulings or orders, to complete and file, without delay, a final prospectus (the "***Prospectus***") with such authorities, in accordance with their requirements in order to qualify the Primary Units and Secondary Units for Distribution in each of the Qualifying Provinces.

Based upon the foregoing and subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages set forth in section 19.1, (i) offer to purchase from the Fund and, by its acceptance hereof, the Fund agrees to sell to the Underwriters at the Closing Time all, but not less than all, of the Primary Units for a per Unit purchase price (the "***Unit Purchase Price***") of $20.25 per Unit, being an aggregate purchase price for the Primary Units of $32,400,000 and (ii) offer to purchase from the Selling Unitholders and, by their acceptance hereof, each of the Selling Unitholders agrees to sell to the Underwriters at the Closing Time all, but not less than all, of the Secondary Units set out in the Secondary Allocation at the Unit Purchase Price, being an aggregate purchase price for all of the Secondary Units of $16,749,423, which, in each case, shall be payable by the Underwriters at the Closing Time.

In consideration of the Underwriters' agreement to purchase the Primary Units and the Secondary Units and in consideration of the services to be rendered by the Underwriters in connection therewith, each of the Fund and each of the Selling Unitholders, respectively, shall pay, at the Closing Time, a commission of $1.0125 per Unit sold to the Underwriters by the Fund and by each such Selling Unitholder, respectively, pursuant to this Agreement, being a commission of $1,620,000 to be paid by the Fund, $499,380.19 to be paid by the Liquor Depot, $86,323.73 to be paid by LWGI, $238,028.63 to be paid by Liquor Stop Group Inc. and $13,738.61 to be paid by Daly Grove Liquor Store Inc., against receipt of the Unit Purchase Price for each of the Units to be purchased pursuant to this Agreement (all of such commission, the "***Commission***").

For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The Underwriters may, at their sole discretion, engage sub-agents to act on their behalf and offer such agents any part of the Commission. The Underwriters shall not be under any obligation to engage any sub-agent. To the extent that the Underwriters engage sub-agents to act on their behalf, the Underwriters shall obtain undertakings from such sub-agents to offer the Primary Units and Secondary Units for sale to the public only as permitted by the Securities Laws, upon the terms and conditions set forth in the Prospectus and as set forth herein.

The terms and conditions of the agreement among the Fund, Liquor Stores Limited Partnership ("***LP***"), GP, the Selling Unitholders and the Underwriters are as set forth below.

TERMS AND CONDITIONS

1. Definitions and Interpretation.

1.1 In this Agreement, unless the context otherwise requires:

"***ABCA***" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

"***Agreement***", "***hereto***", "***herein***", "***hereby***", "***hereunder***", "***hereof***" and similar expressions mean and refer to, respectively, the agreement among the Fund, LP, GP, the Underwriters and the Selling Unitholders resulting from the acceptance by the Fund, LP, GP and the Selling Unitholders of the offer made by the Underwriters by this letter and not to any particular paragraph or other part of this Agreement;

"***Affiliate***" shall have the meaning ascribed thereto in the ABCA;

"***AIF***" means the annual information form of the Fund dated March 30, 2005;

"***ASC***" means Alberta Securities Commission;

"***Business Day***" means a day when banks are generally open for the transaction of business in Edmonton, Alberta and Toronto, Ontario;

"***CBCA***" means the *Canada Business Corporations Act,* as amended, including the regulations promulgated thereunder;

"***Claim***" shall have the meaning ascribed thereto in section 12.4;

"***Closing***" means the completion of the sale by the Fund of the Primary Units and the sale by the Selling Unitholders of the Secondary Units and the purchase thereof by the Underwriters pursuant to this Agreement;

"***Closing Date***" means March 15, 2006 or such other date as the parties hereto may mutually agree upon in writing, provided that in no event shall the Closing occur later than March 31, 2006;

"***Closing Time***" means 6:30 a.m. (Edmonton time) on the Closing Date or such other time on the Closing Date as the parties hereto may mutually agree;

"***Commission***" means the aggregate commission payable by the Fund and the Selling Unitholders to the Underwriters hereunder and is equal to $1.0125 per Primary Unit or Secondary Unit;

"***Contract***" means, collectively, what is defined in Contracts for the purposes of section 6.1(k);

"***Credit Facility***" means the credit agreements and related documents relating to the credit facilities of the LP with HSBC Bank Canada;

"***Current Documents***" shall have the meaning ascribed thereto in section 4.4;

"***Declaration of Trust***" means the declaration of trust dated August 10, 2004 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time;

"***Development***" shall have the meaning ascribed thereto in section 4.4;

"***Distribution***" means "distribution" or "distribution to the public", as the case may be, as those terms are defined under relevant Securities Laws in any of the Qualifying Provinces, and "***Distribute***" has a corresponding meaning;

"***Distribution Period***" means the period commencing on the date of this Agreement and ending on the earlier of (i) the date on which the Distribution of the Primary Units and Secondary Units has been completed and (ii) 30 days after the Closing Date;

"***Exchangeable LP Units***" means the exchangeable units of LP;

"***Exchangeable Securities***" means any securities that are exchangeable, directly or indirectly, for Units including the Exchangeable LP Units and Subordinated LP Units;

"***Financial Information***" means:

(a) the audited financial statements of the Fund as at and for the year ended December 31, 2005 and as at and for the period from August 10, 2004 to December 31, 2004, together with the notes thereto, the auditors' report thereon, (the "***Financial Statements***"),

(b) the management's discussion and analysis relating thereto, and

(c) if any, financial information set forth in the Prospectuses under the heading "Capitalization";

"***Fund***" means Liquor Stores Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

"***Fund Subsidiaries***" means any body corporate, partnership, trust, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by the Fund, and includes without limitation LSOT, LP and GP;

"***GAAP***" means Canadian generally accepted accounting principles including those referred to in the Handbook of the Canadian Institute of Chartered Accountants;

"***GP***" means Liquor Stores GP Inc., a corporation incorporated under the CBCA;

"***GP Common Shares***" means the common shares in the capital of GP;

"***GP Units***" means the ordinary general partner units of LP held by GP;

"***Indemnified Parties***" has the meaning ascribed thereto in section 12.1;

"***Indemnitors***" has the meaning ascribed thereto, as applicable, in section 12.1 and 12.2;

"***Lead Underwriter***" means RBC Dominion Securities Inc.;

"***LP***" means Liquor Stores Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"***LP Units***" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units;

"***LSOT***" means Liquor Stores Operating Trust, a trust established under the laws of the Province of Alberta pursuant to the LSOT Declaration of Trust;

"***LSOT Declaration of Trust***" means the declaration of trust dated August 10, 2004 pursuant to which LSOT was established, as the same may be amended, supplemented or restated from time to time;

"***LSOT Notes***" means the interest bearing unsecured subordinated promissory notes of LSOT issued under the Note Indenture;

"***LSOT Units***" means units of LSOT, each unit representing an equal undivided beneficial interest in LSOT;

"***material fact***" means, in relation solely to the Units or the Prospectuses, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Units;

"***misrepresentation***" means, with respect to circumstances in which the Securities Laws of a particular province are applicable, a misrepresentation as defined under the Securities Laws of that province and, if not so defined, or in circumstances in which no particular provincial laws are applicable, a misrepresentation as defined under the *Securities Act* (Alberta);

"***MRRS Procedures***" shall have the meaning ascribed thereto in section 2.1(b);

"***Note Indenture***" means the indenture between LSOT and CIBC Mellon Trust Company, as trustee, providing for the issuance of the LSOT Notes;

"***Ordinary LP Units***" means the ordinary limited partnership units of LP;

"***PwC***" means PricewaterhouseCoopers LLP, Chartered Accountants;

"***Preliminary Prospectus***" means the preliminary prospectus of the Fund to be dated the date hereof relating to the offering of the Primary Units and Secondary Units which has been filed with the Regulatory Authority in each of the Qualifying Provinces;

"***Primary Units***" means the 1,600,000 Units to be issued and sold by the Fund to the Underwriters as contemplated in this Agreement;

"***Prospectus***" means the prospectus of the Fund to be dated not later than March 8, 2006 relating to the offering of the Primary Units and Secondary Units to be filed with the Regulatory Authority in each of the Qualifying Provinces;

"***Prospectuses***" means, together, the Preliminary Prospectus and the Prospectus;

"***Qualifying Provinces***" means all of the provinces of Canada other than the Province of Quebec;

"***Regulatory Authorities***" means, collectively, the applicable securities commissions or similar securities regulatory authorities in each of the Qualifying Provinces;

"***Relevant Documents***" means:

(a) this Agreement,

(b) the Declaration of Trust,

(c) the LSOT Declaration of Trust,

(d) the amended and restated limited partnership agreement, dated as of September 28, 2004 among LSOT, GP and others by which LP is governed,

(e) the Note Indenture,

(f) Securityholders Agreement,

(g) the administration agreement dated as of September 28, 2004, among the Fund, LSOT and GP,

(h) the exchange agreement dated as of September 28, 2004 among the Fund, LSOT, LP, GP and others providing for, among other things, the Exchange Rights (as defined in the AIF), and demand and piggy-back registration rights, and

(i) the Credit Facility;

"***Secondary Units***" means the 827,132 Units to be sold by the Selling Unitholders to the Underwriters as contemplated by this Agreement;

"***Securities Laws***" means, collectively, all applicable securities laws of each of the Qualifying Provinces and the respective regulations, rules, policies and orders thereunder together with all applicable published orders and rulings of the Regulatory Authorities;

"***Securityholders Agreement***" means the agreement entered into among LSOT, GP and the Selling Unitholders providing for, among other things, the governance of GP;

"***Selling Firms***" shall have the meaning ascribed thereto in section 10.1;

"***Selling Unitholder Information***" means, in respect of a Selling Unitholder and the Prospectuses, any statements contained therein relating solely to and furnished by that Selling Unitholder;

"***Selling Unitholders***" means Liquor Depot, LWGI, Liquor Stop Group Inc. and Daly Grove Liquor Store Inc.;

"***Special Voting Units***" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"***Subordinated LP Units***" means the subordinated exchangeable units of LP;

"***Supplementary Material***" means, collectively, any amendment or supplement to the Prospectuses;

"***Tax Act***" means the *Income Tax Act* (Canada) and the regulations thereunder;

"***Tax Opinions***" means the opinion of Burnet, Duckworth & Palmer LLP and the opinion of Fraser Milner Casgrain LLP summarizing the principal Canadian federal income tax consequences applicable to the purchasers of the Primary Units and Secondary Units contained in the Prospectus;

"***to the best of the knowledge, information and belief of***" means, unless otherwise expressly stated, a statement of the declarant's knowledge of the facts or circumstances to which such phrase relates, after having made reasonable inquiries and investigations in connection with such facts and circumstances;

"***Trustees***" means the trustees of the Fund, as appointed from time to time;

"***TSX***" means the Toronto Stock Exchange;

"***Underwriters***" has the meaning ascribed to such term in the first paragraph of the Agreement;

"***Underwriter Information***" means, in respect of the Prospectuses, any statements contained therein relating solely to and furnished by the Underwriters;

"***Unit***" means a trust unit of the Fund, each unit representing an equal undivided beneficial interest in the Fund;

"***Unitholder***" means a holder of Units; and

"***Vendor Group***" means, collectively, any shareholder, associate or affiliate of a Selling Unitholder, including any family member of a controlling shareholder of a Selling Unitholder or any company, trust or other entity owned by or maintained for the benefit of any such person;

1.2 Unless otherwise stated, any reference in this Agreement to any section, paragraph or schedule shall refer to a section, paragraph or schedule of this Agreement.

1.3 Words importing the singular number only shall include the plural and *vice versa*, and words importing the use of any gender shall include all genders.

2. Qualification and Offering for Sale.

2.1 (a) The Fund and GP shall, not later than the times and dates set forth below in this section 2.1, fulfil, to the satisfaction of counsel to the Underwriters, acting reasonably, all legal requirements to be fulfilled by the Fund and GP to qualify the Primary Units and Secondary Units for Distribution in the Qualifying Provinces by or through the Underwriters and other investment dealers or brokers registered in the Qualifying Provinces. Without limiting the generality of the foregoing, these legal requirements include the filing of the Preliminary Prospectus, the Prospectus and other related documents and the obtaining of appropriate receipts and advising the Lead Underwriter and counsel for the Underwriters that such receipts have been obtained. The Prospectuses shall incorporate by reference the AIF of the Fund previously filed. During the Distribution Period, the Fund and GP shall promptly take or cause to be taken all additional steps and proceedings that, from time to time, may be required under the applicable laws of each of the Qualifying Provinces to continue to qualify the Primary Units and Secondary Units for Distribution.

(b) The Fund shall elect and comply in all respects with the mutual reliance review system and procedures (the "***MRRS Procedure***") provided for under National Policy 43-201, *Mutual Reliance Review System for Prospectuses and Annual Information Forms*. The Fund shall select the Province of Alberta as the principal jurisdiction under the MRRS Procedures. Such compliance shall be made within the following time limits:

(i) the Preliminary Prospectus and related documents shall be filed with the ASC, as principal jurisdiction, no later than 5:00 p.m. (Edmonton time) on February 28, 2006 and a "MRRS review document" (as such term is defined in the MRRS Procedures) from the ASC dated February 28, 2006 evidencing receipt of the Preliminary Prospectus by each of the Regulatory Authorities shall be obtained no later than 10:00 a.m. (Edmonton time) on March 1, 2006; and

(ii) the Prospectus and related documents shall be filed, with the ASC as principal jurisdiction, and a final MRRS review document (as such term is defined in the MRRS Procedures) from the ASC dated March 8, 2006 evidencing receipt of the Prospectus by each of the Regulatory Authorities

shall be obtained, no later than 12:00 noon (Edmonton time) on March 9, 2006.

2.2 Each of the Fund and GP shall cooperate in all respects with the Underwriters to allow them to participate fully in the preparation of the documentation required for the Distribution of the Primary Units and Secondary Units and shall allow the Underwriters to conduct all "due diligence" investigations which they may reasonably require to fulfill their obligations as underwriters and to enable the Underwriters to responsibly sign any certificate required to be signed by the Underwriters in such documentation. Each of the Fund, LP and GP shall furnish to the Underwriters all the information relating to each of the Fund, LP and GP and its business and affairs as required for the preparation of the Preliminary Prospectus, the Prospectus and other documentation to be filed in connection with the Distribution of the Primary Units in order to satisfy disclosure requirements under the Securities Laws.

2.3 Each of the Selling Unitholders shall furnish to the Underwriters all the information relating to it as required for the preparation of the Prospectuses and other documentation to be filed in connection with the Distribution of the Secondary Units in order to satisfy disclosure requirements under the Securities Laws.

2.4 The Underwriters shall deliver to the Fund within two Business Days of the date of filing the Prospectus duly completed and executed Form 6's for each person who has executed the Prospectus on behalf of the Underwriters.

3. Deliveries of Prospectuses and Related Documents.

3.1 The Fund shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(a) as soon as possible, and in any event not later than the date hereof, copies of the Preliminary Prospectus signed as required by the laws of the Qualifying Provinces;

(b) as soon as they are available, and in any event no later than on March 8, 2006, copies of the Prospectus, signed as required by the laws of the Qualifying Provinces, including, in each case, copies of any Supplementary Material which have not previously been delivered to the Underwriters;

(c) as soon as they are available, copies of any Supplementary Material, signed as required by the laws of the Qualifying Provinces and including, in each case, copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(d) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, comfort letters from PwC, dated the date of the Prospectus, reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters, with respect to the financial and accounting information contained in the Prospectus, which comfort letter shall be based on reviews by PwC having a cut-off date not more than two Business Days prior to the date of

the comfort letter and shall be in addition to any comfort letter which must be filed with the Regulatory Authorities pursuant to the Securities Laws; and

(e) at the time of the filing of the Prospectus, a letter of the TSX advising the Fund that the Primary Units have been conditionally approved for listing on the TSX.

3.2 Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material filed pursuant to section 4.4 at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signatures are not required, at the time the same is filed. Such comfort letters shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

4. Representations Relating to the Prospectuses and Other Deliveries.

4.1 The delivery to the Underwriters of the Preliminary Prospectus and the documents referred to in sections 3.1(a), 3.1(b) and 3.1(c) shall constitute, on the part of the Fund, LP and GP, a joint and several representation and warranty to, and covenant and agreement with, the Underwriters that, at the respective times of such delivery, the information and statements contained therein (except any information and statements which constitute Underwriters' Information or Selling Unitholder Information, or which are modified by or superseded by information or statements contained in the Prospectus or any Supplementary Material, as the case may be) at the respective dates of delivery thereof are true and correct in all material respects and contain no misrepresentation, and that the Preliminary Prospectus, Prospectus or any Supplementary Material, as the case may be, constitutes full, true and plain disclosure of all material facts relating to the Fund, LP and GP, and the Primary Units as of the date of delivery and that no fact or information has been omitted therefrom which is required to be stated therein or necessary to make the statements or information therein not misleading in light of the circumstances in which they were made and that such documents contain in all material respects the disclosure required by, and fully comply and conform in all material respects to the requirements of, the Securities Laws.

4.2 The delivery to the Underwriters of the Preliminary Prospectus and the documents referred to in sections 3.1(a), 3.1(b) and 3.1(c) shall constitute, on the part of each Selling Unitholder, a several, but not joint, representation and warranty to, and covenant and agreement with, the Underwriters that, at the respective times of such delivery, the Selling Unitholder Information contained therein (except any such information which is modified by or superseded by information or statements contained in the Prospectus or any Supplementary Material, as the case may be) at the respective dates of delivery thereof is true and correct in all material respects and contains no misrepresentation, and that the Preliminary Prospectus, Prospectus or any Supplementary Material, as the case may be, constitutes full, true and plain disclosure of the Selling Unitholder Information and all material facts to which it pertains and the Secondary Units of such Selling Unitholder as of the date of delivery and that no fact or information has been omitted from the Selling Unitholder Information which is required to be stated therein or necessary to make the statements or information therein not misleading in light of the circumstances in which they were made.

4.3 Each of the Fund and the Selling Unitholders consents to the Underwriters' use of the Preliminary Prospectus, the Prospectus and any Supplementary Material for the offering and Distribution of the Primary Units and Secondary Units in compliance with the provisions of this Agreement.

4.4 At any time during the Distribution Period, the Fund, LP and GP, will promptly notify the Lead Underwriter, on behalf of the Underwriters, in writing of the full particulars of any of the following (each, a "***Development***"):

(a) any material change, occurrence or development (whether actual, or, to the best of the knowledge, information and belief of the Fund, LP or GP, anticipated, contemplated or threatened) in or affecting the business, financial condition, affairs, assets, liabilities (contingent or otherwise), operations, revenue, control or capital of the Fund or the Fund Subsidiaries;

(b) any material change (within the meaning of Securities Laws), occurrence or development (whether actual, anticipated, contemplated or threatened) in any matter contained or referred to in the Preliminary Prospectus, Prospectus or any Supplementary Material, as they exist immediately prior to such change, occurrence or development; or

(c) any material fact or matter which has arisen or has been discovered and would have been required to have been stated in the Prospectus or any Supplementary Material had the fact arisen or been discovered on or prior to the date of the Prospectus or any Supplementary Material, respectively,

which Development, in any such case, is, or may be, of such a nature as to render either or both of the Prospectuses and any Supplementary Material, as they exist taken together in their entirety immediately prior to any such Development (collectively, at such time, "***Current Documents***"), untrue, false or misleading in any material respect or which would result in the Current Documents containing a misrepresentation or which would result in any of the Current Documents not complying with Securities Laws or which Development would reasonably be expected to have a significant effect on the market price or value of the Units.

4.5 At any time during the Distribution Period, each of the Selling Unitholders (in respect of its Selling Unitholders Information only), will promptly notify the Lead Underwriter, on behalf of the Underwriters, in writing of the full particulars of any of the following (each, a "***Selling Unitholder Development***"):

(a) any material change (within the meaning of Securities Laws), occurrence or development (whether actual, anticipated, contemplated or threatened) in any matter contained or referred to in the Selling Unitholder Information of such Selling Unitholder contained in the Preliminary Prospectus, Prospectus or any Supplementary Material, as they exist immediately prior to such change, occurrence or development; or

(b) any material fact or matter which has arisen or has been discovered and would have been required to have been stated in the Selling Unitholder Information of such Selling Unitholder contained in the Prospectus or any Supplementary Material had the fact arisen or been discovered on or prior to the date of the Prospectus or any Supplementary Material, respectively,

which Selling Unitholder Development of such Selling Unitholder, in any such case, is, or may be, of such a nature as to render the Selling Unitholder Information of such Selling Unitholder contained in either or both of the Prospectuses and any Supplementary Material, as they exist taken together in their entirety immediately prior to any such Selling Unitholder Development of such Selling Unitholder (collectively, at such time, "***Current Documents***"), untrue, false or misleading in any material respect or which would result in the Current Documents containing a misrepresentation or which would result in any of the Current Documents not complying with Securities Laws or which Selling Unitholder Development of such Selling Unitholder would reasonably be expected to have a significant effect on the market price or value of the Units.

4.6 In any case described in section 4.4 or 4.5, the Fund and GP will promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters and their counsel, acting reasonably, with all applicable filing and other requirements arising as a result of a Development or Selling Unitholder Development under the Securities Laws in the Qualifying Provinces, if any, and under the rules of TSX necessary to continue to qualify the Primary Units and Secondary Units for Distribution.

4.7 Subject to compliance with Applicable Law, neither the Fund nor GP will file any Supplementary Material without first obtaining the written approval thereto of the Underwriters (to be evidenced by their signatures thereon, if applicable) and consulting with the Underwriters and their counsel as to the form and content thereof.

4.8 If during the Distribution Period there is any change in any Securities Laws or other laws which results in any requirement to file Supplementary Material, then the Fund and GP shall prepare and file, as soon as possible, to the satisfaction of counsel to the Underwriters, such Supplementary Material with the appropriate Regulatory Authority in each jurisdiction where such filing is required.

4.9 As soon as practicable and in any event prior to making any filing referred to in sections 4.6 and 4.8, the Fund, GP and the Selling Unitholders, as applicable, shall in good faith discuss with the Underwriters any development or change in circumstances (whether actual, anticipated, contemplated or threatened) or misstatement which is of such a nature that there may be reasonable doubt whether written notice need be given to the Underwriters under the provisions of section 4.4 or 4.5.

5. **Commercial Copies.**

5.1 The Fund shall, as soon as possible but in any event not later than 9:00 a.m. (local time) on March 1, 2006 for Toronto deliveries and 12:00 noon (local time) on March 1, 2006 otherwise and within 48 hours after the execution of any Supplementary Material in connection with the Preliminary Prospectus, cause to be delivered to the Underwriters without charge commercial copies of the Preliminary Prospectus and such Supplementary

Material in such numbers and in such cities as the Underwriters may reasonably request by oral instructions given to the printer thereof not later than 5:00 p.m. (Edmonton time) on February 28, 2006 in the case of the Preliminary Prospectus, and not later than the time of filing of any Supplementary Material.

5.2 The Fund shall, as soon as possible but in any event not later than 9:00 a.m. (local time) on March 9, 2006 for Toronto deliveries and 12:00 noon (local time) on March 9, 2006 otherwise and within 48 hours after the execution of any Supplementary Material in connection with the Prospectus, cause to be delivered to the Underwriters without charge commercial copies of the Prospectus and such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral instructions given to the printer thereof not later than 5:00 p.m. (Edmonton time) on March 8, 2006 in the case of the Prospectus, and not later than the time of filing of any Supplementary Material.

5.3 The Fund shall cause to be provided to the Underwriters such number of copies of any Supplementary Material as the Underwriters may reasonably request for use in connection with the Distribution of the Primary Units and Secondary Units. The Underwriters agree that they will not, directly or indirectly, use or distribute the Preliminary Prospectus, the Prospectus or any Supplementary Material, nor offer, sell or deliver any of the Primary Units and Secondary Units in any country or jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and this Agreement.

6. Representations, Warranties and Covenants.

6.1 Each of the Fund, LP and GP jointly and severally represents, warrants and covenants to and with the Underwriters as follows:

(a) Status.

(i) Status of the Fund. The Fund is an unincorporated limited purpose opened-ended trust duly established, settled, organized and existing under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus, and to enter into and deliver this Agreement and to perform its obligations hereunder.

(ii) Status of LSOT. LSOT is an unincorporated limited purpose open-ended trust duly established, settled, organized and existing under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus.

(iii) Status of LP. LP is a limited partnership duly created, organized and existing under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated

in the Prospectus, and to enter into and deliver this Agreement and to perform its obligations hereunder.

(iv) Status of GP. GP is a corporation duly incorporated, organized and subsisting under the laws of Canada and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Prospectus, and to enter into and deliver this Agreement and to perform its obligations hereunder.

(b) Authority. All necessary action has been taken by each of the Fund and the Fund Subsidiaries to authorize the execution and delivery by the Fund and the Fund Subsidiaries of the Relevant Documents to which it is a party and the performance by it of its obligations thereunder, and each of the Relevant Documents has been duly executed and delivered and constitutes a valid and legally binding obligation of each of the Fund and the Fund Subsidiaries which are parties to it, enforceable against it in accordance with its terms.

(c) Prospectus. The Fund has all requisite power, capacity and authority to execute (including as to execution by GP as its agent) and deliver the Prospectus and any Supplementary Material and to file such documents with the Regulatory Authorities, and all necessary action has been taken by the Fund to authorize the execution and delivery of the Prospectus and any Supplementary Material and the filing of such documents with the Regulatory Authorities.

(d) Financial Information.

(i) Fund Statement of Financial Position. The Financial Statements:

(A) are in accordance with the books, records and accounts of the Fund;

(B) are complete and correct in all material respects and present fairly, in all material respects, the assets, liabilities and financial position of the Fund as at the date indicated and the results of operations and changes in financial position of the Fund for the periods indicated; and

(C) has been prepared in accordance with GAAP consistently applied.

(ii) Other Financial Information. The Financial Information (other than that referred to in section 6.1(d)(i)) is correct in all material respects and none of the Fund, LP and GP is aware of any fact or circumstance presently existing which would render the Financial Information materially incorrect.

(e) Transfer Agent. CIBC Mellon Trust Company, at its principal offices in Edmonton and Toronto, has been duly appointed as the registrar and transfer agent in respect of the Units.

(f) Securities Laws Consents. Under the Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time, for the execution, delivery and performance by each of the Fund and the Fund Subsidiaries of this Agreement, the sale of the Primary Units and Secondary Units and the consummation by the Fund and the Fund Subsidiaries of the transactions contemplated therein.

(g) No Material Change in Fund or Fund Subsidiaries. Except as disclosed in the Prospectus, subsequent to December 31, 2005, there has not been any material change (financial or otherwise) in the business, affairs, assets or liabilities (absolute, accrued, contingent or otherwise), capital or prospects of the Fund or any of the Fund Subsidiaries and no event has occurred or circumstance exists which could reasonably be expected to result in such a material change.

(h) Capitalization.

(i) Capital of the Fund. The Fund is authorized to issue an unlimited number of Units and Special Voting Units, of which, as at the date hereof, 6,189,441 Units and 4,140,559 Special Voting Units were issued and outstanding as fully paid and non-assessable.

(ii) Capital of LSOT. LSOT is authorized to issue an unlimited number of the LSOT Units. The Fund is the registered and beneficial owner of all of the issued and outstanding securities of LSOT (including the LSOT Units and LSOT Notes).

(iii) Capital of LP. LP is authorized to issue unlimited numbers of Ordinary LP Units, Exchangeable LP Units, Subordinated LP Units and GP Units and LSOT is the registered and beneficial owner of all issued and outstanding Ordinary LP Units which represents approximately 59.92% of the LP Units.

(iv) Capital of GP. GP is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. LSOT is the registered and beneficial owner of approximately 59.92% of the issued and outstanding GP Common Shares.

(v) All securities (A) of LSOT held by the Fund, (B) of LP held by LSOT, and (C) of the GP held by LSOT, are held, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than pursuant to or as permitted by the Relevant Documents and the constating documents of the relevant entity.

(i) Issuance of Securities

(i) Issuance by the Fund. All the Primary Units to be issued by the Fund to the Underwriters hereunder have been duly authorized for issuance and will at the Closing Time be duly and validly created and issued and will be fully paid and non-assessable and will conform to the description thereof contained in the Prospectus. The form of the definitive certificate representing the Units has been duly approved and adopted by the Fund and complies with the terms and conditions of the Declaration of Trust and with all legal requirements (including all applicable requirements of TSX) relating thereto.

(j) Options. Except as disclosed in or contemplated by the Prospectus or the Relevant Documents, no person now has, or will immediately following the Closing Time have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of Units, LSOT Units, LSOT Notes, LP Units, any other partnership interest in LP, or any other issued or unissued securities of any kind of the Fund or any of the Fund Subsidiaries.

(k) No Defaults. The execution and delivery of this Agreement, the fulfilment of the terms hereof by each of the Fund, LP and GP, and the issuance, sale and delivery of the Primary Units as contemplated by this Agreement do not and will not:

(i) require the consent, approval, authorization, registration or qualification of or with any governmental authority, exchange, Regulatory Authority or other regulatory commission or agency or third party, except those that are required under Securities Laws or applicable exchange regulations, all of which have been obtained (or will be obtained prior to the Closing Time) except as disclosed to the Underwriters in writing; or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the provisions of the Declaration of Trust or the LSOT Declaration of Trust or any resolutions of the Trustees of the Fund or LSOT or any committee thereof or any unitholders of the Fund or LSOT;

(B) any of the provisions of the constating documents or by-laws of any of the Fund Subsidiaries or any resolution of the directors or shareholders of the Fund Subsidiaries or any committee of any of them;

(C) any indenture, agreement or other instrument to which any of the Fund and the Fund Subsidiaries is a party or by which it or any of them are contractually bound;

(D) any statute, rule, regulation or law applicable to the Fund or any of the Fund Subsidiaries including, without limitation, the Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over any of the Fund and the Fund Subsidiaries; or

(E) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by any of the Fund and the Fund Subsidiaries under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of the Fund and the Fund Subsidiaries under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which any of the Fund and the Fund Subsidiaries is a party or by which any of them is bound, or to which any of them or any of their respective assets or businesses is subject (each, a "***Contract***"),

which individually or in the aggregate would (1) have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of the Fund or any of the Fund Subsidiaries, (2) materially impair the Fund's or any of the Fund Subsidiaries' ability to perform the obligations contemplated in this Agreement, the Prospectus and any Supplementary Material or (3) materially affect or impair the consummation of the transactions contemplated in this Agreement, the Prospectus and any Supplementary Material.

(l) No Restrictions on Distributions. At the Closing Date, except as otherwise described in the Prospectus or in the Credit Facility and subject to applicable laws, none of the Fund and the Fund Subsidiaries, is currently prohibited, directly or indirectly, from paying the dividends, from making the distributions on its capital stock, units or other securities, or from paying the interest or repaying any loans, advances or other indebtedness of the Fund or any Fund Subsidiary as contemplated by the Prospectus.

(m) Compliance with Environmental and Health Laws. Each of the Fund Subsidiaries has been and is in material compliance with all, and has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any, applicable laws, rules and regulations, including without limitation those of the country, province and municipality in which such entity carries on business or conducts its activities (collectively, the "***Environmental and Health Laws***"), relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of

any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (other than as previously disclosed in writing to the Underwriters).

(n) Permits. Except as disclosed in writing to the Underwriters, the Fund and the Fund Subsidiaries hold, or will hold at the Closing Time, all permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like (including as required under Environmental and Health Laws) which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted or as the Prospectus discloses they will be conducted, the lack of which would have a material adverse effect, and all such permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect in all material respects or will be in full force and effect in all material respects at the Closing Time, and with no default thereunder other than that which would, individually or in the aggregate, not have a material adverse effect on the Fund or any of the Fund Subsidiaries.

(o) Compliance with other Laws. Each of the Fund and the Fund Subsidiaries has conducted and is conducting its activities or business in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province and municipality in which such entity carries on business or conducts its activities, other than that which would, individually or in the aggregate, not have a material adverse effect on any of the Fund or the Fund Subsidiaries.

(p) No Claims. To the best of the knowledge, information and belief of the Fund, LP and GP, except as described in the Prospectus, there is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of the Fund or any of the Fund Subsidiaries) commenced or threatened against or affecting the Fund or any of the Fund Subsidiaries or any of their properties, or to which the Fund or any of the Fund Subsidiaries is a party or to which any property of the Fund or any of the Fund Subsidiaries is subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board or agency, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, result in a material adverse effect on, the Fund or any of the Fund Subsidiaries.

(q) No Labour Disputes. No general labour dispute with the employees of the Fund and the Fund Subsidiaries exists or, to the best of the knowledge, information and belief of Fund, LP or GP is imminent.

(r) No Defaults. No default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by any of the Fund and the Fund Subsidiaries of any obligation, agreement, covenant or condition contained in any Contract (including, without limitation, any Relevant Document) or any of the constating documents or by-laws of any such entity, other than that which would, individually or in the

aggregate, not have a material adverse effect on the Fund or the Fund Subsidiaries.

(s) No Cease Trade Orders. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Units or any other securities of the Fund or the Fund Subsidiaries has been issued or made by any Regulatory Authority or exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the knowledge, information and belief of the Fund, LP and GP are contemplated or threatened by any such authority or under any Securities Laws.

(t) Reporting Issuer and Compliance with Securities Laws. The Fund is a reporting issuer or the equivalent thereof in each Qualifying Jurisdiction where such concept exists and is not in default of any requirement under the Securities Laws.

(u) Mutual Fund Trust and Foreign Property. The Fund qualifies as a mutual fund trust under the Tax Act and the Fund, LP and GP will conduct their affairs so as to continue to qualify the Fund as a mutual fund trust under the Tax Act, including (in the case of the Fund) by limiting its activities to investing in property in which a mutual fund trust is permitted by the Tax Act to invest.

(v) Intellectual Property Rights. None of the Fund, LP and GP is aware of any claim of any infringement or breach by any of the Fund or the Fund Subsidiaries of any intellectual property rights of any other person, nor has the Fund or any of the Fund Subsidiaries received any notice and none of the Fund, LP or GP is aware that the use of the business names, trademarks, service marks or other intellectual property of any of the foregoing infringes upon or breaches any intellectual property rights of any other person other than that which would, individually or in the aggregate, not have a material adverse affect on the Fund or the Fund Subsidiaries, taken as a whole.

(w) Distributions. The first distribution to which purchasers of Primary Units and Secondary Units will be entitled (assuming the purchasers continue to hold such Units on the applicable record date) is the distribution for the month of March 2006, which is expected to have a record date of March 31, 2006 and a payment date of April 17, 2006.

(x) Compliance with Schedule "A". The Fund has complied and will comply with the representations, warranties and covenants applicable to them in Schedule "A" hereto.

6.2 Promoters

(a) Prospectus. Each of Liquor Depot and LWGI represents, warrants and covenants to and with the Underwriters in respect of itself and not with respect of any other of the promoters that it has all requisite power, capacity and authority to execute and deliver the Prospectus and any Supplementary Material and to file such documents with the Regulatory Authorities, and all necessary action has been taken by it to authorize the execution and delivery of the Prospectus and any

Supplementary Material and the filing of such documents with the Regulatory Authorities.

6.3 Each of the Selling Unitholders, in respect of itself and not in respect of any other of the Selling Unitholders, represents, warrants and covenants to and with the Underwriters as follows:

(a) Status. It is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation and it has all requisite power, capacity and authority to own its Secondary Units (or Exchangeable LP Units exchangeable for its Secondary Units) and to enter into and deliver this Agreement and to perform its obligations hereunder and, if necessary, to make such exchange.

(b) Authority. All necessary action has been taken by it to authorize the execution and delivery by it of this Agreement and the performance by it of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms.

(c) Securities Laws Consents. Under the Securities Laws, no consents, approval, authorization, order, filing, registration or qualification of or with any court, government agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time, for the execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated herein.

(d) No Encumbrances. It is (or will be at the Closing Time) the registered and beneficial owner of the Units set out opposite its name on the first page of this Agreement and holds (or will hold at the Closing Time) such Units free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands and except pursuant to this Agreement, no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase all or any of such Units.

(e) No Defaults. Its execution and delivery of this Agreement and the fulfilment of the terms hereof by it does not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i) any of the provisions of its constating documents or by-laws or any resolutions of any of its directors or shareholders or any committee of any of them;

(ii) any indenture, agreement or other instrument to which it is a party or by which it is contractually bound; or

(iii) any statute, rule, regulation or law applicable to it.

(f) No Finder's Fee. Except as provided herein, there is no person, firm or corporation acting for it that is entitled to any brokerage or finder's fee payable by or on behalf of it in connection with the sale by it of Secondary Units pursuant hereto.

(g) Disclosure of Material Fact or Change. It is not aware of any material fact or material change relating to the Fund which has not been publicly disclosed.

(h) Exchange Rights. If necessary, it will exercise its Exchange Rights (as defined in the AIF) in respect of a sufficient number of Exchangeable LP Units such that it is in a position to deliver its Secondary Units at the Closing Time.

(i) Blackout Periods. Other than pursuant to the exercise of the Exchange Rights (as defined in the AIF) with respect to the Exchangeable LP Units and transfers to other members of the Vendor Group, it will not, for the period ending 90 days after the Closing Date, issue, offer, or sell, contract to sell or otherwise dispose of, directly or indirectly, any Units or any securities convertible into or exchangeable or exercisable for Units, or publicly disclose the intention to make any such issue, offer, sale or disposition, without the prior consent of the Lead Underwriter, which consent may not be unreasonably withheld.

(j) Terms Hereof. At or before the Closing Time, as applicable, it shall have complied with and fulfilled all of the terms and conditions of this Agreement to be complied with by it pursuant hereto, and the representations and warranties herein will be true and correct as of such time.

7. Closing and Conditions of Closing.

7.1 The Closing of the purchase and sale of the Primary Units and Secondary Units herein provided for shall be completed at the offices of Burnet, Duckworth & Palmer LLP, Calgary, Alberta at the Closing Time.

7.2 The obligation of the Underwriters to purchase the Primary Units and Secondary Units shall be conditional on delivery to the Underwriters at such time of:

(a) by the Fund and the Selling Unitholders, one or more definitive certificates (or by delivery of the Primary Units and Secondary Units in such other manner as the Underwriters may agree) representing in the aggregate the Primary Units and Secondary Units, respectively, registered in the name CDS & Co., or in such other name or names as the Underwriters shall notify the Fund in writing not less than 24 hours prior to the Closing Time;

(b) the opinions contemplated by section 8;

(c) comfort letter of PwC dated the Closing Date and addressed to the Underwriters in form and content satisfactory to the Underwriters and their counsel, bringing the information contained in the comfort letter referred to in section 3.1(d) forward to the Closing Time provided that such comfort letters shall be based on

review by PwC having a cut-off date not more than two Business Days prior to the Closing Date;

(d) written confirmation in form and substance satisfactory to the Underwriters that the Primary Units are to be listed and posted for trading on the TSX on the Closing Date;

(e) a certificate dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of GP (or two other senior officers of GP acceptable to the Underwriters), in their capacities as officers and without personal liability, for and on behalf of the Fund and the Fund Subsidiaries, in form and content satisfactory to the Underwriters and counsel to the Underwriters, acting reasonably, certifying with respect to:

(i) the currently effective constating documents of the Fund and the Fund Subsidiaries,

(ii) the necessary trust, partner and corporate approvals of each of the Fund and the Fund Subsidiaries relevant to the Preliminary Prospectus, the Prospectus and the offering of the Primary Units,

(iii) the incumbency and signatures of signing persons of authority and officers of the Fund and the Fund Subsidiaries, and

(iv) with respect to such other matters as the Underwriters may reasonably request;

(f) certificates dated the Closing Date signed by the Chief Executive Officer or President of each of the Selling Unitholders, in their capacities as officers and without personal liability, in form and content satisfactory to the Underwriters and counsel to the Underwriters, acting reasonably, certifying with respect to:

(i) the currently effective constating documents of the Selling Unitholders, as applicable,

(ii) in respect of Liquor Depot and LWGI, the necessary approvals of the Selling Unitholders as applicable, relevant to the Preliminary Prospectus and the Prospectus,

(iii) the incumbency and signatures of signing persons of authority and officers of the Selling Unitholders as applicable, and

(iv) with respect to such other matters as the Underwriters may reasonably request; and

(g) the requisite legal opinions, letters and certificates as contemplated herein and such further documentation as may be contemplated herein or as counsel to the Underwriters may reasonably require,

against payment of the amount of the aggregate of the Unit Purchase Price for the Primary Units and Secondary Units, net of the Commission (and it is hereby acknowledged and agreed that the Underwriters shall be entitled to receive the Commission at the Closing Time in consideration of the services to be rendered by the Underwriters in connection with the sale of the Primary Units and Secondary Units including, without limitation, acting as financial advisors in the preparation of relevant documentation, acting as underwriters in connection with the sale of the Primary Units and Secondary Units and performing administrative work in connection with these matters), by delivery of payments by certified cheque, bank draft or wire or electronic funds transfer in immediately available Canadian dollars payable on a same day basis at par in the City of Calgary or Edmonton to the Fund and the Selling Unitholders, as applicable, or as they may otherwise direct the Underwriters in writing not less than 24 hours prior to the Closing Time.

8. Legal Opinions.

8.1 At the Closing Time, the Fund and the Selling Unitholders shall have caused favourable legal opinions dated the Closing Date to be delivered (in sufficient copies for each of the Underwriters and their counsel) to the Underwriters: (i) with respect to, matters relating to the Fund and the Fund Subsidiaries, by their counsel, Burnet, Duckworth & Palmer LLP (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel (acceptable to them and to counsel for the Underwriters) as to the qualification of the Primary Units and Secondary Units for sale to the public in, and as to other matters governed by the laws of, jurisdictions other than the Province of Alberta, and may rely, to the extent appropriate in the circumstances and solely as to matters of fact not independently established, on certificates or statutory declarations of officers of the Fund or Fund Subsidiaries, and of public and stock exchange officials); and (ii) with respect to matters relating to the Selling Unitholders, Witten LLP (who may rely, to the extent appropriate in the circumstances and solely as to matters of fact not independently established, on certificates or statutory declarations of officers of the Selling Unitholders and of public officials); with respect to such matters as the Underwriters may reasonably request relating to the offering of the Primary Units and Secondary Units, the Fund, the Fund Subsidiaries and the Selling Unitholders in form and substance acceptable to counsel to the Underwriters, acting reasonably, including without limitation opinions substantially to the effect that:

(a) the Fund has been duly created and organized pursuant to the Declaration of Trust and is validly existing as an unincorporated limited purpose trust under the laws of the Province of Alberta;

(b) LSOT has been duly created and organized pursuant to the LSOT Declaration of Trust and is validly existing as an unincorporated limited purpose trust under the laws of the Province of Alberta;

(c) LP is a limited partnership duly constituted and validly existing under the laws of the Province of Alberta;

(d) GP is a corporation duly incorporated and organized and is validly existing as a corporation under the laws of Canada;

(e) each of the Selling Unitholders has been duly incorporated and organized and is validly existing as a corporation under the laws of its jurisdiction of incorporation;

(f) each of the Selling Unitholders has the capacity and power to own, sell and assign the number of Secondary Units contemplated by the Secondary Allocation;

(g) the Fund is authorized to issue an unlimited number of Units, and, based solely on an officer's certificate, as to the number of which will, upon receipt of the consideration therefor, be issued and outstanding as fully paid and non-assessable units as at the date of such opinion and, other than as disclosed in the Prospectus, that there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in the Fund;

(h) LSOT is authorized to issue an unlimited number of LSOT Units and LSOT Notes, and, based solely on an officer's certificate, as to the number of which LSOT Units will, upon receipt of the consideration therefor, be issued and outstanding as fully paid and non-assessable units as of the date of such opinion and as to the principal amount of which LSOT Notes which will be issued and outstanding as at the date of such opinion, all of which were issued to the Fund and, other than as disclosed in the Prospectus, that there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in LSOT;

(i) LP is authorized to issue unlimited numbers of Ordinary LP Units, Exchangeable LP Units, Subordinated LP Units and GP Units, and, based solely on an officer's certificate, as to the numbers of which units will be issued and outstanding as at the date of such opinion as fully paid and non-assessable units and as to the numbers of which units will be issued to LSOT, GP and the Vendor Group as at the date of such opinion and that, other than as disclosed in the Prospectus, there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in the LP;

(j) GP is authorized to issue an unlimited number of GP Common Shares, and, based solely on an officer's certificate, as to the number of which will be issued and outstanding as fully paid and non-assessable shares as at the date of such opinion and as to the numbers of which GP Common Shares will be issued to LSOT and the Vendor Group as at the date of such opinion and that, other than as disclosed in the Prospectus, there are no options, warrants, conversion privileges or other rights or agreements for the purchase of any unissued securities in GP;

(k) the form of the definitive certificate representing the Units has been duly approved and adopted by the Fund and complies with the terms and conditions of the Declaration of Trust and with all legal requirements relating thereto;

(l) TSX has approved the listing of the Primary Units on TSX, subject only to the filing of customary documents;

(m) the Fund is a "reporting issuer" in Alberta and is not included in a list of defaulting reporting issuers maintained by the ASC pursuant to section 141 of the *Securities Act* (Alberta) and has a similar status under the Securities Laws of each of the Qualifying Provinces where such a concept exists;

(n) CIBC Mellon Trust Company has been duly appointed as the transfer agent and registrar for the Units (including without limitation the Primary Units and Secondary Units) at its principal offices in Calgary and Toronto;

(o) the Primary Units have been validly created, allotted and issued and upon receipt of consideration for their issuance will be fully paid and non-assessable;

(p) each of the Fund, Liquor Depot and LWGI has the necessary trust or corporate power and authority to execute and deliver the Prospectus and any Supplementary Material and to file such documents with the Regulatory Authorities and all necessary action has been taken by the Fund, Liquor Depot and LWGI to authorize the execution and delivery by it of the Prospectus and any Supplementary Material and the filing thereof in each of the Qualifying Provinces under Securities Laws;

(q) each of the Fund, LP, GP and the Selling Unitholders has the necessary trust, partnership or corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to carry out the transactions contemplated hereby and by the Prospectus and this Agreement has been duly authorized, executed and delivered by the Fund, LP, GP and the Selling Unitholders and is a valid and binding obligation of each of them and enforceable in accordance with its terms (subject to reasonable qualification);

(r) the execution and delivery by each of the Fund, LP, GP and the Selling Unitholders of this Agreement, the fulfilment of the terms hereof by each of them, as applicable, and the completion of the transactions contemplated herein and the issuance, sale and delivery of securities as contemplated by the Prospectus do not and will not:

(i) as far as such counsel is aware, require the consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority, exchange, Regulatory Authority or other regulatory commission or agency except those that have been obtained; or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with

(A) any of the provisions of the Declaration of Trust or the LSOT Declaration of Trust or, as far as such counsel is aware, any resolutions of the Trustees of the Fund or LSOT or any committee thereof or any unitholders of the Fund or LSOT;

(B) any of the provisions of the constating documents or by-laws of, or, as far as such counsel is aware, any resolutions of any of the partners, directors or shareholders of LP, GP and the Selling Unitholders, or any committee of any of them;

(C) as far as such counsel is aware, any indenture, agreement or other instrument to which any of the Fund, LP, GP and the Selling Unitholders is a party or by which it or any of them are contractually bound;

(D) any statute, rule, regulation or law applicable to any of the Fund, LP, GP and the Selling Unitholders including, without limitation, the Securities Laws, or, to such counsel's knowledge, any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over any of the Fund, LP, GP and the Selling Unitholders, or

(E) to such counsel's knowledge, any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by any of the Fund, LP, GP and the Selling Unitholders, under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of the Fund, LP, GP and the Selling Unitholders, under any Contract,

which individually or in the aggregate would (1) have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of any of the Fund, LP, GP or the Selling Unitholders, or (2) materially impair the Fund's or LP's or GP's ability to perform the obligations contemplated in the Prospectus or (3) materially impair or affect the consummation of the transactions contemplated in the Prospectus;

(s) the Primary Units and Secondary Units will be qualified investments under the Tax Act for Exempt Plans (as defined in the Prospectus) subject to the provisions of the particular plan and provided the Fund is a mutual fund trust under the Tax Act;

(t) all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements have been fulfilled under the laws of Canada and each of the Qualifying Provinces in order to qualify the Distribution of the Primary Units and Secondary Units in each of the Qualifying Provinces through investment dealers or brokers registered under applicable legislation of the Qualifying Provinces who have complied with the relevant provisions of such legislation; and

(u) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Certain Canadian Federal Income Tax Considerations" constitute as at the Closing Date a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act of acquiring, holding and disposing of Primary Units and Secondary Units generally applicable to a purchaser who will hold the Primary Units and Secondary Units as capital property for purposes of the Tax Act and who, at all material times, deals at arm's length with, and is not affiliated with the Fund for purposes of the Tax Act.

8.2 At the Closing Time, the Underwriters shall have received from their counsel (who may rely on the opinions of counsel to the Fund and on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta) such opinions with respect to the offering of the Primary Units and Secondary Units as the Underwriters may reasonably require and are customary in transactions of this kind.

9. Officers' Certificates.

9.1 The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and signed by the Chief Executive Officer and the Chief Financial Officer of GP (or two other senior officers of GP acceptable to the Underwriters), for and on behalf of the Fund, LP and GP, in their personal capacities as officers and without personal liability, which certificate shall certify, to the best of the knowledge, information and belief of the persons signing such certificate after having made due enquiries and examined the Prospectus and, if applicable, any Supplementary Material that:

(a) each of the Fund, LP and GP, as applicable, has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(b) since the respective dates as of which information is given in the Prospectus and except as may have been the subject of Supplementary Material filed with the relevant Regulatory Authorities, there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise), and no change of any material fact or new material fact, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Fund from that disclosed in the Prospectus;

(c) the representations and warranties of the Fund, LP, or GP, as applicable, contained herein including those arising by delivery of documents hereunder are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(d) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any Units or the sale of the Primary Units and Secondary Units has been issued and no proceedings, investigations or inquiry for such purpose are commenced or, to the best of the knowledge, information and belief of the declarants, contemplated or threatened;

(e) except as disclosed in the Prospectus or Supplementary Material, if any, there are no actions, suits, proceedings, inquiries, compliance orders or directives commenced or, the best of the knowledge, information and belief of the declarants, threatened in respect of the transactions contemplated hereunder;

(f) except as disclosed to the Underwriters, none of the Relevant Documents have been amended (and no amendments are contemplated) in any material respect and no material conditions therein have been waived or are unsatisfied by any of the parties thereto; and

(g) since the respective dates as of which information is given in the Prospectus and Supplementary Material, no transaction material to the Fund, LP and GP has been entered into or is pending by any of such entities which is not disclosed therein,

and as to such other matters as the Underwriters may reasonably request.

9.2 The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and signed by the Chief Executive Officer or President of each of the Selling Unitholders, in his capacity as an officer and without personal liability, which certificate shall certify, to the best of the knowledge, information and belief of the persons signing such certificate after having made due enquiries and examined the Prospectus and, if applicable, any Supplementary Material that:

(a) the Selling Unitholder has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(b) since the respective dates as of which Selling Unitholder Information is given in the Prospectus and except as may have been the subject of Supplementary Material filed with the relevant Regulatory Authorities, there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise), and no change of any material fact or new material fact, in the Selling Unitholder Information that pertains to the Selling Unitholder from that disclosed in the Prospectus;

(c) the representations and warranties of the Selling Unitholder contained herein including those arising by delivery of documents hereunder are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

and such other matters as the Underwriters may reasonably request.

10. Sales Restrictions.

10.1 The Underwriters shall offer the Primary Units and Secondary Units for sale to the public, directly and through other duly qualified investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "***Selling Firms***"), only as permitted by Securities Laws and upon the terms and conditions set forth in the Prospectuses and in this Agreement, at an offering price not exceeding the offering price set forth on the cover page of the Prospectus. The Underwriters will not solicit offers to purchase or sell the Primary Units and Secondary Units so as to require registration of the Primary Units and Secondary Units or filing of a prospectus with respect to the Primary Units and Secondary Units under the laws of any jurisdiction other than the Qualifying Provinces. The Selling Firms shall be permitted to offer the Primary Units and Secondary Units outside of Canada, including offers as principal to "qualified institutional buyers" in the United States as defined in Rule 144A, under the U.S. Securities Act of 1933, as amended, if such offers are made in compliance with all applicable laws, including the requirements set forth in Schedule "A". For the purposes of this paragraph, the Underwriters shall be entitled to assume that the Primary Units and Secondary Units are qualified or registered for distribution by duly qualified investment dealers and brokers under the Securities Laws of those Qualifying Provinces where a receipt or similar document for the Prospectus shall have been obtained from the applicable Regulatory Authority (including a decision document under the MRRS Procedures) following the filing of the Prospectus, unless otherwise notified in writing.

10.2 The Underwriters make the representations, warranties and covenants applicable to them in Schedule "A" hereto and agree, on behalf of themselves and their U.S. affiliates, for the benefit of the Fund and the Selling Unitholders, to comply with the selling restrictions imposed by the laws of the United States and described in Schedule "A" hereto, which forms part of this Agreement. They also agree to obtain such an agreement of each of the Selling Firms.

10.3 Notwithstanding the foregoing provisions of this section 10, an Underwriter will not be liable to the Fund, Liquor Depot or LWGI pursuant to this section 10 or Schedule "A" as a result of the violation by another Underwriter or Selling Firm (other than Selling Firm affiliates of such Underwriter) of the provisions of section 10.2 or Schedule "A" if the Underwriter first mentioned is not itself also in violation.

11. Market Stabilization.

The Underwriters agree among themselves and will require each of the other Selling Firms and their respective affiliates to agree, in connection with the offer and sale of the Primary Units and Secondary Units, to comply with all applicable Securities Laws. In connection with the Distribution, the Underwriters and members of the other Selling Firms (if any) may effect

transactions which stabilize or maintain the market price of the Primary Units and Secondary Units at levels above those which might otherwise prevail in the open market, in compliance with Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

12. Indemnification by the Fund, LP, GP and Selling Unitholders

12.1 Each of the Fund, LP and GP (for the purposes of this section 12.1 and as otherwise applicable, "***Indemnitors***") hereby covenants and agrees to indemnify and hold harmless each of the Underwriters and their respective affiliates and each of their respective directors, officers, employees, partners, shareholders, agents (collectively, the "***Indemnified Parties***" and individually an "***Indemnified Party***") from and against all liabilities, claims (including shareholder actions, derivative or otherwise), actions, complaints, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, taxes, interest, damages and expenses (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims) (each an "***Indemnified Loss***") to which any Indemnified Party may be subject or which any Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a) any breach of, default under or failure to perform or fulfill any representation, warranty or covenant or agreement of the Fund, LP or GP in this Agreement or any other document to be delivered pursuant hereto;

(b) any information or statement that does not constitute either Underwriter Information or Selling Unitholder Information contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or is or is alleged to be untrue, false or misleading;

(c) any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Supplementary Material, or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information other than Underwriter Information or Selling Unitholders Information, whether material or not, required to be stated therein or necessary to make any statement therein not false or misleading in light of the circumstances under which it was made;

(d) any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, arbitrator, administrative tribunal or stock exchange based upon any actual or alleged untrue statement, omission or misrepresentation (not relating solely to Underwriter Information or Selling Unitholders Information) in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other material or

document filed or delivered by the Indemnitors or any of them under any Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the Underwriters or the Selling Unitholders) or based upon any failure to comply with Securities Laws (other than any failure or alleged failure to comply solely by the Underwriters or the Selling Unitholders) which prevents or restricts the trading in or the sale or distribution of the Primary Units and Secondary Units or any of them or any other securities of the Fund in any of the Qualifying Provinces; or

(e) the non-compliance or alleged non-compliance by any of the Fund, LP or GP with any requirements of the Securities Laws, or the by-laws, rules and regulations of TSX, including the Fund's non-compliance with any requirement to make any document available for inspection.

12.2 Each of the Selling Unitholders (for the purposes of this section 12.2 and as otherwise applicable, each an "***Indemnitor***"), severally and not jointly, hereby covenants and agrees to indemnify and save harmless each of the Indemnified Parties from and against all Indemnified Losses to which any Indemnified Party may be subject or which any Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a) any breach of, default under or failure to perform or fulfill any representation, warranty or covenant or agreement of the Selling Unitholder in this Agreement or any other document to be delivered pursuant hereto;

(b) any information or statement that constitutes its Selling Unitholder Information contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other material or document filed under any Securities Laws or delivered by or on behalf of the Selling Unitholder pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or is or is alleged to be untrue, false or misleading;

(c) in relation to its Selling Unitholder Information, any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Supplementary Material, or any other material or document filed under any Securities Laws or delivered by or on behalf of the Selling Unitholder pursuant to this Agreement, any fact or information, whether material or not, required to be stated therein or necessary to make any statement therein not false or misleading in light of the circumstances under which it was made; or

(d) the non-compliance or alleged non-compliance by the Selling Unitholder with any requirements of the Securities Laws;

provided that the indemnity provided by each Selling Unitholder under this section 12.2 shall be limited to an amount equal to the net proceeds received by the Selling Unitholder in connection with the sale of its Secondary Units.

12.3 Notwithstanding the foregoing provisions of sections 12.1 and 12.2, no party who has engaged in any fraud, fraudulent misrepresentation, wilful default or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful default or gross negligence.

12.4 If any matter or thing contemplated by this section 12 (any such matter or thing being hereinafter referred to as a "***Claim***") is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 12 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify each of the Indemnitors as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the applicable Indemnitors' liability under this section 12 except and only to the extent that the applicable Indemnitor demonstrates that any failure to so notify in respect to an actual Claim materially prejudiced the defence of such Claim by that Indemnitor) and the applicable Indemnitors shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the applicable Indemnitors or the Indemnified Party without, in each case, the prior written consent of all the affected parties hereto, such consent not to be unreasonably withheld.

12.5 In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(a) the applicable Indemnitor does not assume the defence of such suit on behalf of the Indemnified Party within ten Business Days of the applicable Indemnitor receiving notice of such Claim;

(b) the applicable Indemnitors and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

(c) the named parties to any such Claim (including any added third or interpleaded party) include both the Indemnified Party, on the one hand, and the applicable Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the applicable Indemnitors shall not have the right to assume the defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party),

provided that the applicable Indemnitors shall not, in connection with any one such action or separate but substantially similar related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

12.6 If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the applicable Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal *per diem* rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

12.7 With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this section 12 and section 13 in trust for and on behalf of such Indemnified Parties and the Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

12.8 The rights of indemnity contained in this section 12 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in the Prospectus shall not apply if the Fund and/or the Selling Unitholder, as applicable, has complied with sections 4 and 5 and the person asserting such Claim was not provided with a copy of the Supplementary Material (if required under the Securities Laws to have been so delivered to such person by the Underwriters) which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such claim would have no basis had such delivery been made.

12.9 The rights and remedies of the Underwriters set forth in sections 12, 13 and 17 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

13. <u>Contribution.</u>

13.1 In order to provide for just and equitable contribution in circumstances in which the indemnity provided in section 12 would otherwise be available in accordance with its terms but are, for any reason, held to be unavailable to or unenforceable by the Underwriters or any Indemnified Party or enforceable otherwise than in accordance with its terms, the applicable Indemnitors shall contribute to the aggregate of all liabilities, claims, actions, complaints, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, taxes, interest, damages or expenses of the nature contemplated in section 12 and suffered or incurred by the Indemnified Parties in such proportions so that the Underwriters are responsible for the proportion represented by the percentage that the Commission bears to the aggregate Purchase Price for the Primary Units and Secondary Units and the applicable Indemnitors are responsible for the balance, whether or not they have been sued together or sued separately; provided that under no circumstances shall a Selling Unitholder be liable for an amount in excess of the net proceeds received by it in

connection with sale of its Secondary Units. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful default or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful default or gross negligence.

13.2 The rights to contribution provided in this section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law, and shall remain operative and in full force and effect regardless of:

(a) any investigation made by or on behalf of any Underwriter;

(b) acceptance of any Primary Units and Secondary Units and payment thereof; or

(c) any termination of this Agreement.

13.3 In the event that any Indemnitor may be held to be entitled to contribution from the Underwriters pursuant to section 13.1 or under the provisions of any statute or at law, the Indemnitor shall be limited to receiving contribution in an aggregate amount not exceeding the lesser of:

(a) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 13.1; and

(b) the amount of the Commission actually received by the Underwriters hereunder minus the aggregate of any amounts paid or payable by the Underwriters by way of contribution to any other person hereunder.

13.4 If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give each of the Indemnitors notice thereof in writing as soon as reasonably possible, but failure to notify the Indemnitors shall not relieve the Indemnitors of any obligation they may have to the Underwriters under this section 13 except and only to the extent that the failure materially prejudices the Indemnitors or any of them.

13.5 Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of an Indemnitor by reason of or arising from any misrepresentation contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from:

(a) any misrepresentation which is based upon or results from Underwriter Information contained in such document; or

(b) any failure by the Underwriters to provide to prospective purchasers of the Primary Units and Secondary Units any document which the Fund is required to provide to such prospective purchasers and which the Fund has provided to the Underwriters in sufficient numbers to provide to such prospective purchasers.

14. Expenses.

14.1 Whether or not the public offering of the Primary Units and Secondary Units is completed, the Fund, will be responsible, for all of the costs in connection with the proposed public offering (excluding the fees and disbursements of Underwriters' counsel), including without limitation the fees and expenses of counsel to the Fund (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and their counsel as part of the Underwriters' due diligence investigations), PwC, transfer agents and outside consultants, filing fees, the costs and expenses of qualifying the Prospectuses in each of the Qualifying Provinces, printing, the preparation of audio-visual or other material for marketing presentations and information meetings, out-of-pocket costs related to travel and accommodations for the Fund's executives and the representatives of the Underwriters attending such presentations and meetings and due diligence and drafting meetings and the cost of preparing record books for all of the parties to this Agreement and their respective counsel; provided that each Selling Unitholder shall be responsible for such amount of the total expenses in proportion to the number of Units sold by such Selling Unitholder relative to the total number of Units sold pursuant to this Agreement.

15. Covenants of the Underwriters.

15.1 The Underwriters shall:

(a) give prompt notice to the Fund, when, in the opinion of the Underwriters, the Distribution of the Primary Units and Secondary Units has ceased;

(b) as soon as practicable and, in any event, within 30 days of the end of the Distribution Period, provide to the Fund a breakdown of the number of Primary Units and Secondary Units sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable; and

(c) notify promptly (and in any event within 90 days of the date of this Agreement) each Regulatory Authority, where required, of the number of Primary Units and Secondary Units sold in the relevant Qualifying Province.

16. Nature and Survival of Representations, Warranties, Covenants and Indemnity.

16.1 All representations, warranties, covenants, obligations and agreements of each of the Fund, LP, GP, Liquor Depot and LWGI herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Primary Units and Secondary Units and shall continue in full force and effect for a period of three years after the Closing Date unaffected by any subsequent disposition by the Underwriters of the Primary Units and Secondary Units or any of them and regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf. The Underwriters will be entitled to rely on the representations and warranties of the Fund, Liquor Depot and LWGI herein contained or contained in documents submitted or delivered pursuant to this Agreement regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

17. Termination Rights.

17.1 The obligation of the Underwriters to purchase the Primary Units and Secondary Units shall be subject to the accuracy as of the Closing Time of the representations and warranties of each of the Fund, LP, GP and the Selling Unitholders contained herein or in any certificate or document delivered pursuant to or contemplated by this Agreement and the due fulfilment and compliance by each of the Fund, LP, GP, and the Selling Unitholders of and with its covenants herein and therein contained.

17.2 All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any breach of, default under or non-compliance with any such representation, warranty, term or condition by the Fund, LP, GP, and the Selling Unitholders as applicable, shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligation to purchase the Primary Units and Secondary Units by giving written notice to that effect to the Fund and the Selling Unitholders at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters in offering the Primary Units and Secondary Units or in preparing or joining in the execution of the Prospectuses or any Supplementary Material shall constitute a waiver of, or estoppel against, the Underwriters.

17.3 In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement if, during the period from the date of this Agreement to the Closing Time:

(a) any order to cease or suspend trading in any securities of the Fund, or prohibiting or restricting the Distribution of the Primary Units and Secondary Units is made, or any proceeding is announced or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any of the Qualifying Provinces, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Fund or any Fund Subsidiary (on a consolidated basis) or otherwise, or the Tax Opinions are revoked or materially modified or there is any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof, which in the opinion of the Underwriter, acting reasonably, may prevent or operates to prevent or restrict the Distribution of,

trading in, or marketability of, the Primary Units and Secondary Units or the trading in any other securities of the Fund;

(c) there should develop, occur or come into effect or existence any event, action, or occurrence of national or international consequence, any governmental law or regulation, state, condition or major financial occurrence, including any act of terrorism, war or like event which, in the Underwriter's reasonable opinion, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States or the business, operations or affairs of the Fund, and the Fund Subsidiaries taken as a whole; or

(d) there shall occur any event or change (actual, imminent or reasonably expected), or any development including a prospective event or change, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital or ownership of the Fund, on a consolidated basis, or if there should occur or come into effect any adverse change in any material fact or should the Underwriters become aware of any undisclosed material information which in the opinion of the Underwriters (or any of them), acting reasonably, could be expected to have a material adverse effect on the market price or value of the Units or any of them;

by giving the Fund and the Selling Unitholders written notice to that effect at or prior to the Closing Time.

17.4 If an Underwriter shall elect to terminate its obligation to purchase the Primary Units and Secondary Units as aforesaid, whether the reason for such termination is within or beyond the control of the Fund, LP, GP, or the Selling Unitholders the liability of the Fund, LP, GP, and the Selling Unitholders hereunder with respect to such Underwriter shall be limited to the indemnity referred to in section 12, the contribution rights referred to in section 13 and the payment of expenses referred to in section 14.

17.5 The rights of termination contained in this section 17 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Fund, LP, GP, and the Selling Unitholders provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this section 17 shall not be binding upon any other Underwriter. In the event that one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of section 19.2 shall apply.

17.6 The execution of any Supplementary Material, (including without limitation an amendment to the Preliminary Prospectus or the Prospectus) in respect of any material change and the continued offering of the Primary Units and Secondary Units thereafter by the Underwriters shall not constitute a waiver of the Underwriters' rights under this section 17.

18. Notification.

18.1 The Fund shall advise the Lead Underwriter promptly of any request made at any time prior to the end of the Distribution Period by any Regulatory Authority or TSX for any Supplementary Material or for any additional material information, of the issuance by any such Regulatory Authority or TSX of any cease trading or stop order relating to the Primary Units and Secondary Units or any other securities of the Fund or any Fund Subsidiary or order preventing or suspending the use of the Prospectuses relating to the Primary Units and Secondary Units or the qualification of the Primary Units and Secondary Units for offering or sale, in any jurisdiction, or of the institution or threat to its knowledge of institution of any proceedings for that purpose or of the receipt by the Fund of any material written communication from any such Regulatory Authority or TSX relating to the Prospectuses, any Supplementary Material or the offering or sale of Primary Units and Secondary Units. Each of the Fund and the Selling Unitholders shall use all commercially reasonable efforts to prevent the issuance of any such cease trading or stop order or other order and, if issued, to obtain the withdrawal or lifting thereof as soon as possible.

18.2 During the Distribution Period, the Fund shall provide to the Underwriters on a timely basis, for review by the Underwriters and their counsel prior to filing, any proposed document, including without limitation any Supplementary Material and any annual information form, material change report or information circular, which may be required to be filed by any Regulatory Authority or TSX.

19. Obligations of the Underwriters.

19.1 Subject to the terms and conditions of this Agreement, the obligations of the Underwriters to purchase at the Closing Time shall be several and not joint in that each Underwriter shall be obligated to purchase only the percentage of the Primary Units and Secondary Units respectively set out opposite its name below:

RBC Dominion Securities Inc.	50.0%
Sprott Securities Inc.	20.0%
Clarus Securities Inc.	15.0%
National Bank Financial Inc.	10.0%
HSBC Securities (Canada) Inc.	5.0%

19.2 If at the Closing Time any one or more of the Underwriters fail or refuse to purchase its respective percentage of the Primary Units and Secondary Units, the remaining Underwriters shall be obligated severally to purchase such Primary Units and Secondary Units which the defaulting Underwriter or Underwriters have failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages; provided, however, that in the

event that the percentage of the total number of Primary Units and Secondary Units which one or more of the Underwriters has failed to purchase exceeds 15% of the total number of Primary Units and Secondary Units which the Underwriters have agreed to purchase, the other Underwriters shall have the right, but not the obligation, to purchase severally, on a *pro rata* basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Primary Units and Secondary Units which would otherwise have been purchased by the Underwriters which fail to purchase. In any such case any of a non-defaulting Underwriter or the Fund shall have the right to postpone the Closing Time for such period, not exceeding five Business Days, in order that the required changes, if any, in the Prospectus or in any other documents or arrangements may be effected. If any non-defaulting Underwriter elects not to exercise such right and no other non-defaulting Underwriter elects to exercise such right so as to assume the entire obligations of the defaulting Underwriters and arrangements satisfactory to the Lead Underwriter (on behalf of the Underwriters) and the Fund for the purchase of such Primary Units and Secondary Units are not made within 48 hours after such default, then (i) each non-defaulting Underwriter shall be entitled, by notice to the Fund to terminate, without liability (except under section 13, if applicable), its obligation to purchase its original percentage of the Primary Units and Secondary Units and (ii) the Fund and the Selling Unitholders shall have the right to terminate their obligations hereunder. Any action taken under this section 19.2 shall not relieve any defaulting Underwriter from liability in respect of any default by such Underwriter under this Agreement.

19.3 Nothing in this section 19 shall obligate the Fund to sell to one or more of the Underwriters less than all of the Primary Units or any Selling Unitholder to sell to one or more of the Underwriters less than all of its Secondary Allocation of the Secondary Units or shall relieve any Underwriter in default from liability to the Fund, or the Selling Unitholders or to any non-defaulting Underwriter in respect of its default hereunder. If all of the Primary Units and Secondary Units are not purchased, the Fund shall have the right to terminate its obligations and each of the Selling Unitholders shall have the right to terminate its obligations under this Agreement and there shall be no further liability on the part of the Fund or any Selling Unitholder to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 12, 13 and 14.

20. <u>Notices.</u>

20.1 Any notice or other communication required or permitted to be given hereunder shall be delivered:

in the case of the Fund, LP and GP to:

Suite 1120, Oxford Tower
10235 – 101 Street
Edmonton, Alberta T5J 3G1
Attention: Trustees
Attention: Chief Executive Officer
fax: (780) 702-1999

in the case of Liquor Depot, to:

Suite 1120, Oxford Tower
10235 – 101 Street
Edmonton, Alberta T5J 3G1
Attention: Irving Kipnes
fax: (780) 702-1999

in the case of LWGI, Liquor Stop Group Inc. and Daly Grove Liquor Store Inc., to:

14030 – 23rd Avenue
Edmonton, Alberta, T6R 3L6
Attention: Henry Bereznicki
fax: (780) 434-9333

in the case of the Underwriters, to:

RBC Dominion Securities Inc.
1100, 888 - 3rd Street S.W.
Calgary, Alberta, T2P 5C5
Attention: Derek Neldner
fax: (403) 299-6901

and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. Each of the Fund, and the Selling Unitholders and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible person of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (with written confirmation of receipt from the sending machine) (if prior to 4:00 p.m. (local time at place of receipt) on a Business Day and, otherwise, on the next Business Day following the sending thereof) and, if given by courier service when delivered.

21. Lead Underwriter.

21.1 The Fund, LP, GP and the Selling Unitholders shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which have the authority to bind the Underwriters except in respect of a notice of termination given pursuant to section 17, which notice may be given by any Underwriter, an agreement of settlement given under section 12, which may be given only by the Underwriter affected thereby or a notice or election by a non-defaulting Underwriter pursuant to section 19, which may be given or made only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication. Acceptance of this offer by the Fund, LP, GP and the Selling Unitholders shall constitute their respective authority for accepting notification of any such matters from the Lead Underwriter, and for delivering the definitive certificates representing the Primary Units and Secondary Units to or to the order of the Lead Underwriter.

22. Further Offerings.

22.1 The Fund agrees that, without the prior consent of the Lead Underwriter which consent shall not be unreasonably withheld, it will not (and will cause the Fund Subsidiaries), during the period ending 90 days after the Closing Date, except pursuant to the exercise of the Exchange Rights, the long-term incentive plan of the Fund, any distribution reinvestment plan that may be established or the issuance of securities as consideration for future acquisitions or in connection with future mergers, amalgamations or other business combinations (provided that the Fund shall require each party to whom such securities may be issued in connection with an acquisition, merger, amalgamation or business combinations to agree to not, for the balance of such period, do any of the things listed in clause (i) or (ii) below), (i) create, allot, authorize, offer, issue, secure, pledge, sell, offer to sell, grant any option, right or warrant for the sale of, or contract to purchase or sell, or otherwise lend, transfer or dispose of, directly or indirectly, any Units, rights to purchase Units or any securities convertible into or exercisable or exchangeable for Units or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units, or such other securities or interests, in cash or otherwise, or agree or, within such period, announce any intention to do so.

23. Miscellaneous.

23.1 Schedule "A" attached hereto is by this reference incorporated into and is part of this Agreement as fully as though contained in this Agreement.

23.2 If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

23.3 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without reference to the conflicts of laws provisions thereof. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

23.4 Time shall be of the essence hereof.

23.5 Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

23.6 In exercising rights or making decisions under this Agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

23.7 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument. A signed counterpart of this Agreement provided by way of facsimile transmission shall be as binding upon the parties as an originally signed counterpart.

23.8 The parties hereto acknowledge that the obligations of the Fund hereunder shall not be personally binding upon the Trustees, as trustees of the Fund, or any of the Unitholders and that any recourse against the Fund, the Trustees of the Fund or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets (as such term is defined in the Declaration of Trust).

23.9 The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and any one or more of the Fund and the Selling Unitholders with respect to the subject matter hereof, including the letter agreement dated as of February 22, 2006.

23.10 LP is a limited partnership formed under the Partnership Act (Alberta), a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to its capital.

23.11 Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

If this letter accurately reflects the terms of the agreement which we are to enter into and if such terms are agreed to by each of the Fund, LP, GP and the Selling Unitholders please signify acceptance by executing the enclosed copies of this letter where indicated below and returning them to the Lead Underwriter.

Yours very truly,

RBC Dominion Securities Inc.

By: (signed)
Derek Neldner

Sprott Securities Inc.

By: (signed)
Brian K. Petersen

Clarus Securities Inc.

By: (signed)
Rod Campbell

National Bank Financial Inc.

By: (signed)
Ronald A. MacMicken

HSBC Securities (Canada) Inc.

By: (signed)
Andrew Bishop

The foregoing agreement is hereby accepted and agreed to as of the date first written above.

Liquor Stores Income Fund, by its attorney **Liquor Stores GP Inc.**

By: (signed)
Irving Kipnes

By: (signed)
Pat de Grace

Liquor Stores Limited Partnership, by its attorney **Liquor Stores GP Inc.**

By: (signed)
Irving Kipnes

By: (signed)
Pat de Grace

Liquor Stores GP Inc.,

By: (signed)
Irving Kipnes

By: (signed)
Pat de Grace

The Liquor Depot Corporation

By: (signed)
Irving Kipnes

Liquor World Group Inc.

By: (signed)
Henry Bereznicki

Liquor Stop Group Inc.

By: (signed)
Henry Bereznicki

Daly Grove Liquor Store Inc.

By: (signed)
Henry Bereznicki

Schedule "A" to an underwriting agreement dated February 28, 2006 (the "Underwriting Agreement")

U.S. SELLING RESTRICTIONS

As used in this Schedule "A", the following terms have the following meanings:

(a) "***Directed Selling Efforts***" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

(b) "***Foreign Issuer***" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

(c) "***General Solicitation***" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "***Qualified Institutional Buyer***" means a "qualified institutional buyer" as defined in Rule 144A;

(e) "***Regulation D***" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) "***Regulation S***" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) "***Rule 144A***" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(h) "***SEC***" means the United States Securities and Exchange Commission;

(i) "***Securities***" means the Primary Units and Secondary Units (as defined in the Underwriting Agreement);

(j) "***Selling Dealer Group***" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Securities pursuant to the Underwriting Agreement;

(k) "***Substantial U.S. Market Interest***" means "substantial U.S. market interest" as that term is defined in Regulation S;

(l) "***United States***" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(m) "***U.S. Exchange Act***" means the United States Securities Exchange Act of 1934, as amended; and

(n) "***U.S. Securities Act***" means the United States Securities Act of 1933, as amended.

1. Each Underwriter represents and warrants to the Fund that:

(a) It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. It has not offered or sold, and will not offer or sell, any of the Securities constituting part of its allotment except in accordance with Regulation S or Rule 144A;

(b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any member of the Selling Dealer Group or with the prior written consent of the Fund; and

(c) It shall require each member of the Selling Dealer Group to agree, for the benefit of the Fund, to comply with, and shall use its best efforts to ensure that each member of the Selling Dealer Group complies with, the applicable provisions of this Schedule "A" as if such provisions applied to such Selling Dealer Group member.

2. Each Underwriter covenants to and agrees with the Fund that:

(a) All offers and sales of the Securities in the United States will be effected through RBC Dain Rauscher Inc. (the "U.S. Placement Agent") in accordance with all applicable U.S. broker-dealer requirements;

(b) The U.S. Placement Agent is a Qualified Institutional Buyer;

(c) It will not, either directly or through the U.S. Placement Agent, solicit offers for, or offer to sell, the Securities in the United States by means of any form of General Solicitation or General Advertising and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Securities;

(d) It will solicit, and will cause the U.S. Placement Agent to solicit, offers for the Securities in the United States only from, and will offer the Securities only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it will solicit offers for the Securities only from, and will offer the Securities only to, persons that in purchasing such Securities will be deemed to have represented and agreed as provided in paragraphs 3(a) through (h) below (to the extent such representations are applicable to the purchaser concerned);

(e) It will inform, and cause the U.S. Placement Agent to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A;

(f) It will deliver, through the U.S. Placement Agent, a copy of the Preliminary Prospectus and the Prospectus, together with a U.S. covering memorandum for the U.S. offering, to each person in the United States purchasing Securities from it (all such documents, the "Offering Documents");

(g) It shall cause the U.S. Placement Agent to agree, for the benefit of the Fund, to the same provisions as are contained in paragraphs 1 and 2 of this Schedule;

(h) At least one business day prior to closing, it shall cause the U.S. Placement Agent to provide CIBC Mellon Trust Company with a list of all purchasers of the Securities in the United States; and

(i) At closing it, together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule.

3. It is understood and agreed by the Underwriters that the Securities may be offered and resold by the Underwriters and members of the Selling Dealer Group in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the Offering Documents and by purchasing Securities, each purchaser shall be deemed to have represented and warranted for the benefit of the Fund and the Underwriters that:

(a) it is a Qualified Institutional Buyer and acknowledges that the sale of Securities to it is being made in reliance on Rule 144A, and it is acquiring such Securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

(b) it understands and acknowledges that the Securities will not be and have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Securities, the same may be resold, pledged or otherwise transferred only (A) to the Fund, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 under the U.S. Securities Act and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, after in the case of transfers pursuant to clauses (D) or (E) (or if required by CIBC Mellon Trust Company, clause (B)) it has furnished to the Fund an opinion of counsel of recognized standing reasonably satisfactory to the Fund to that effect;

(c) It understands that all Securities sold in the United States as part of this offering will bear a legend to the following effect upon original issuance and for so long as required by the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LIQUOR STORES INCOME FUND THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO LIQUOR STORES INCOME FUND, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION, AFTER, IN THE CASE OF TRANSFERS PURSUANT TO CLAUSES (C), (D) OR (E), PROVIDING A LEGAL OPINION SATISFACTORY TO LIQUOR STORES INCOME FUND.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION (AND IF REQUIRED BY CIBC MELLON TRUST COMPANY, AN OPINION OF COUNSEL), IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY AND LIQUOR STORES INCOME FUND, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing to CIBC Mellon Trust Company (i) a declaration to the following effect (or as the Fund may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Liquor Stores Income Fund, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the Canadian Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S."

and (ii) if required by CIBC Mellon Trust Company, an opinion of counsel of recognized standing reasonably satisfactory to CIBC Mellon Trust Company and the Fund, to the effect that the sale is in compliance with Rule 904 of Regulation S;

If the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to CIBC Mellon Trust Company of an opinion of counsel of recognized standing and reasonably satisfactory to the Fund, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws; and

(d) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Fund and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities.

(e) it consents to the Fund making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set out and described in paragraph 3(b) above;

(f) it understands and acknowledges that the Fund is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(g) it acknowledges that it has received a copy of the Offering Documents and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Fund concerning the terms and conditions of the offering of the Securities and to obtain such additional

information which the Fund possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that it considered necessary in connection with its decision to invest in the Securities; and

(h) it understands and acknowledges that the Fund (i) is not obligated to remain a Foreign Issuer, (ii) may not, at the time the Securities are resold by it or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions which could cause the Fund not to be a Foreign Issuer.

4. The Fund represents, warrants, covenants and agrees to and with the Underwriters that:

(a) it is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Securities;

(b) it is not required to register as an "investment company" pursuant to the provisions of the U.S. Investment Company Act of 1940;

(c) at the date hereof, the Securities are not (A) part of a class listed on a national securities exchange in the United States, (B) quoted in an automated inter dealer system in the United States, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted;

(d) for so long as any of the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it shall either: (A) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the Exchange Act; (B) file reports and other information with the SEC under Section 13 or 15(d) of the Exchange Act; or (C) provide to any holder of Securities and any prospective purchaser of Securities designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4) of Rule 144A;

(e) neither its affiliates nor any person acting on its or their behalf, including the Selling Unitholders, has offered or will offer to sell the Securities by means of any form of General Solicitation or General Advertising; and

(f) neither its affiliates nor any person acting on its or their behalf, including the Selling Unitholders, has engaged or will engage in any Directed Selling Efforts with respect to the Securities.

Exhibit I

Underwriters' Certificate

In connection with the offer and sale of the Primary Units and Secondary Units (as defined in the Underwriting Agreement (defined below), the "Securities") of Liquor Stores Income Fund (the "Fund") to one or more U.S. institutional investors (the "U.S. Purchasers"), the undersigned RBC Dominion Securities, on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement dated as of February 28, 2006 among the Fund, Liquor Stores Limited Partnership, Liquor Stores GP Inc., The Liquor Depot Corporation, Liquor World Group Inc., Liquor Stop Group Inc., Daly Grove Liquor Store Inc., Liquor Stores GP Inc., and the Underwriters (the "Underwriting Agreement"), and RBC Dain Rauscher Inc. who has signed below in its capacity as placement agent in the United States for the Underwriters (the "U.S. Placement Agent"), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission, is a member of, and in good standing with, the National Association of Securities Dealers, Inc. and all offers and sales of Securities in the United States have been and will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

(b) we have not solicited offers for, or offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"));

(c) each offeree was provided with the preliminary prospectus of the Fund, dated February 28, 2006, relating to the offering of the Securities and the prospectus of the Fund, dated March ______, 2006, relating to the offering of the Securities, together with a U.S. covering memorandum relating to the offering of the Securities in the United States (together, the "Offering Documents"); we have not used and will not use any written material other that the Offering Documents;

(d) immediately prior to transmitting the Offering Documents to offerees, we had reasonable grounds to believe and did believe that each offeree was a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act (a "Qualified Institutional Buyer"), and, on the date hereof, we continue to believe that each purchaser of the Securities is a Qualified Institutional Buyer; and

(e) the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement.

Dated: ____________________

RBC Dominion Securities Inc.

By: ____________________
Name:
Title:

RBC Dain Rauscher Inc.

By: ____________________
Name:
Title:

File No. 82-34937

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada other than Québec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold within the United States unless pursuant to an exemption from such registration. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Liquor Stores GP Inc., the administrator of Liquor Stores Income Fund, at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1, Telephone (780) 917-4179, and are also available electronically at www.sedar.com.*

New Issue and Secondary Offering **February 28, 2006**

PRELIMINARY SHORT FORM PROSPECTUS

2,427,132 Units

Liquor Stores Income Fund (the "**Fund**") is hereby qualifying for distribution 2,427,132 trust units (the "**Units**") of the Fund at a price of $20.25 per Unit (the "**Offering**") of which 1,600,000 Units (the "**Treasury Units**") will be issued and sold by the Fund and 827,132 Units (the "**Secondary Units**") will be sold by Daly Grove Liquor Store Inc., The Liquor Depot Corporation, Liquor Stop Group Inc. and Liquor World Group Inc. (collectively, the "**Selling Unitholders**"). The Fund will not receive any of the proceeds relating to the Secondary Units sold by the Selling Unitholders. See "Selling Unitholders" and "Plan of Distribution".

The issued and outstanding Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "LIQ.UN". On February 21, 2006, the last trading day prior to the announcement of the Offering, the closing price of the Units on the TSX was $20.90 and on February 27, 2006, the closing price of the Units on the TSX was $20.35. The Fund has applied to list the Treasury Units offered hereunder on the TSX. Listing will be subject to the Fund fulfilling all of the listing requirements of the TSX. The offering price of the Units was determined by negotiation between the Fund, the Selling Unitholders and RBC Dominion Securities Inc., Sprott Securities Inc., Clarus Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc. (collectively, the "**Underwriters**").

Price: $20.25 per Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Fund (1)	Net Proceeds to the Selling Unitholders (2)
Per Unit	$20.25	$1.0125	$19.2375	$19.2375
Total	$49,149,423	$2,457,471.15	$30,780,000	$15,911,951.85

Notes:

(1) Before deducting the Fund's portion of the expenses of the Offering, estimated to be $231,000, which, together with the Underwriters' Fee in respect of the Treasury Units issued and sold by the Fund, will be paid out of the general funds of the Fund.

(2) Before deducting the Selling Unitholders' portion of the expenses of the Offering, estimated to be $119,000, which, together with the Underwriters' Fee in respect of the Secondary Units sold by the Selling Unitholders, will be paid by the Selling Unitholders.

Subscribers who purchase Units offered hereunder and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about April 17, 2006, the record date for which will

be March 31, 2006. Subscribers will not be eligible to receive the distribution to be paid on March 15, 2006, the record date for which is February 28, 2006.

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Fraser Milner Casgrain LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof, the Units offered hereunder, as of the date of closing will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Fund, sold and delivered by the Selling Unitholders and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Fund and the Selling Unitholders by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

The head office of the Fund, and the head and registered office of Liquor Stores GP Inc. (the "**GP**"), the administrator of the Fund, are located at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1.

HSBC Securities (Canada) Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank that is a lender to the Fund and to which the Fund is currently indebted. Consequently, the Fund may be considered a "connected issuer" of this Underwriter within the meaning of applicable Canadian securities legislation. See "Relationship Between the Fund and an Underwriter".

A return on an investment in the Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment in the Units by a Unitholder is at risk, and the anticipated return on a Unitholder's investment is based on certain performance assumptions. **Although the Fund intends to make distributions of its available cash to Unitholders, these cash distributions are not guaranteed and may be reduced or suspended.** The ability of the Fund to make cash distributions and the actual amount distributed will depend on numerous factors disclosed in the Fund's continuous disclosure documents, including its financial performance, its debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Units may decline if the Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. It is important for a person making an investment in Units to consider the particular risk factors that may affect both the Fund and the industry in which the Fund, through its subsidiaries, operates and that may therefore affect the stability of the cash distributions on the Units. See the risks described in the Fund's annual information form and management's discussion and analysis that are incorporated by reference herein, which describe the Fund's assessment of those risk factors, as well as the potential consequences to a holder if a risk should occur. See also "Risk Factors".

The after-tax return to holders from an investment in Units will depend, in part, on composition for income tax purposes of distributions paid by the Fund, portions of which may be fully or partially taxable or may constitute non-taxable returns of capital. That composition may change over time, thus affecting a holder's after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of the holder. Returns of capital are generally tax-deferred (and reduce a holder's cost base in the Unit for tax purposes). See "Certain Canadian Federal Income Tax Considerations".

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Fund qualifies as a mutual fund trust for the purposes of the *Income Tax Act* (Canada) (the "**Tax Act**") and offers and sells its Units to the public. Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about March 15, 2006 or such other date on or before March 31, 2006 as the Fund, the Selling Unitholders and the Underwriters may agree. A book entry only certificate representing the Units will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS on the date of the closing. A purchaser of Units will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Units are purchased. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Units at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. All statements other than statements of historical fact contained in this prospectus and the documents incorporated by reference herein are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Company. Prospective investors can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions by the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this prospectus. Although management believes that the expectations represented in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks relating to government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; supply interruption; reliance on information and control systems; dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of a substantial amount of its operating cash flow to the Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts; and the Vendors' right to approve certain material transactions.

The information contained in this prospectus and the documents incorporated by reference herein, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Company.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. These factors should not be construed as exhaustive. The Fund undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

NON-GAAP MEASURES

References in this prospectus and the documents incorporated by reference herein to:

- "EBITDA" are to historical earnings before provision for interest, income taxes and amortization;

- "Normalized EBITDA" are to EBITDA adjusted for certain items that management believes facilitate the comparison of historical periods. Normalized EBITDA adjusts for the following items, which will not recur: (i) management fees and bonuses; (ii) accruals for non-controlling parties' share of income; (iii) equity income; (iv) charitable donations; (v) adjustments to the carrying value of goodwill; and (vi) reorganization costs. All of such adjustments are based upon historical information or contractual commitments; and

- "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in the Fund's AIF.

EBITDA, Normalized EBITDA and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Normalized EBITDA and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Normalized EBITDA and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Company's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows.

GLOSSARY OF TERMS

In this prospectus the following words and phrases have the following meanings unless the context otherwise requires:

"CBCA" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"Company" means, collectively, Liquor Stores LP and the GP, its general partner;

"Declaration of Trust" means the amended and restated declaration of trust dated August 10, 2004 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time;

"Exchangeable LP Units" means the exchangeable units of Liquor Stores LP held by the Vendors;

"Exchangeable Securities" means any securities that are exchangeable, directly or indirectly, for Units;

"Fund" means Liquor Stores Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

"Fund's AIF" means the Fund's Annual Information Form dated March 30, 2005;

"GP" means Liquor Stores GP Inc., a corporation incorporated under the CBCA;

"GP Common Shares" means the common shares in the capital of the GP;

"Liquor Stores LP" means Liquor Stores Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"LP Units" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units;

"LSOT" means Liquor Stores Operating Trust, a trust established under the laws of the Province of Alberta;

"LSOT Notes" means, collectively, Series I and Series II promissory notes of LSOT issued under a note indenture made between LSOT and CIBC Mellon Trust Company;

"LSOT Units" means the trust units of LSOT;

"non-resident" means a non-resident of Canada within the meaning of the Tax Act;

"Offering" means the offering of Units pursuant to this prospectus;

"Ordinary LP Units" means the ordinary limited partnership units of Liquor Stores LP;

"Secondary Units" means the 827,132 Units to be sold by the Selling Unitholders under the Offering;

"Selling Unitholders" means, collectively, Daly Grove Liquor Store Inc., The Liquor Depot Corporation, Liquor Stop Group Inc. and Liquor World Group Inc.;

"Special Voting Units" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Subordinated LP Units" means the subordinated exchangeable units of Liquor Stores LP held by the Vendors;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Treasury Units" means the 1,600,000 Units to be issued and sold by the Fund under the Offering;

"Trustees" mean the trustees of the Fund from time to time;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, RBC Dominion Securities Inc., Sprott Securities Inc., Clarus Securities Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc.;

"Underwriting Agreement" means the agreement dated February 28, 2006 between the Fund, the Selling Unitholders and the Underwriters in respect of the Offering;

"Unit" means a trust unit of the Fund other than a Special Voting Unit;

"Unitholders" means the holders of Units from time to time;

"Vendors" means, collectively, Liquor Depot and Liquor World;

"Voting Units" means the Units and the Special Voting Units; and

"Voting Unitholders" means the Unitholders and the holders of Special Voting Units.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this prospectus are in Canadian dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Fund, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

(a) the Fund's AIF;

(b) the audited financial statements of the Fund as at and for the year ended December 31, 2005 and as at and for the period from August 10, 2004 to December 31, 2004, together with the notes thereto, the auditors' report thereon, and management's discussion and analysis relating thereto;

(c) the Fund's information circular dated May 16, 2005 relating to the meeting of Unitholders held on June 15, 2005; and

(d) the Fund's material change report dated March 10, 2005 relating to the private placement of 1,830,000 Units.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations and information circulars filed by the Fund with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

LIQUOR STORES INCOME FUND

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Declaration of Trust. The Fund owns all of the LSOT Notes and LSOT Units, and holds, indirectly through LSOT, a 59.92% interest in the Company. The Fund receives, indirectly through LSOT, distributions of distributable cash of the Company.

LSOT is an unincorporated trust established under the laws of the Province of Alberta. LSOT holds Ordinary LP Units and GP Common Shares, representing 59.92% of the LP Units and GP Common Shares, respectively.

Liquor Stores LP is a limited partnership formed under the laws of the Province of Alberta, with the GP as its general partner.

The principal and head office of each of the Fund, LSOT, the GP and Liquor Stores LP is located at Suite 1120, 10325 – 101st Street, Edmonton, Alberta, T5J 3G1.

The following chart illustrates the structure of the Fund as at the date hereof.


Public Unitholders
100% (Units)
Liquor Stores Income Fund (Alberta)
100% (LSOT Units and LSOT Notes)
Vendors
Liquor Stores Operating Trust (Alberta)
40.08% (2)(4)
59.92% (1)(4)
Liquor Stores Limited Partnership (Alberta) and Liquor Stores GP Inc. (Federal)(3)

Notes:

(1) Ordinary LP Units and GP Common Shares, representing 59.92% of the LP Units and GP Common Shares.

(2) Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 40.08% of the LP Units and GP Common Shares.

(3) The GP holds all of the outstanding GP Units.

(4) After giving effect to the Offering, LSOT will hold Ordinary LP Units and GP Common Shares, representing 72.23% of the LP Units and GP Common Shares, respectively, and the Vendors will hold Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 27.77% of the LP Units and GP Common Shares, respectively.

DESCRIPTION OF BUSINESS

The Company is the largest liquor store retailer in Alberta by number of stores. It is management's belief that in Alberta the Fund is the second largest liquor store operator by revenue. The Company currently operates 75 stores, 70 of which are

located in Alberta and five of which are located in British Columbia. The Company's predecessors have been in the retail liquor store business since privatization of the Alberta retail liquor distribution system in 1993.

RECENT DEVELOPMENTS

New Financial Officer

Effective January 1, 2006, Patrick de Grace was appointed Chief Financial Officer of the GP. Mr. de Grace is a Chartered Accountant, with extensive financial management experience in the retail business. Prior to establishing an independent consulting practice in 2002, Mr. de Grace held progressively more senior finance and executive positions with a major retail grocery chain.

Increase in Cash Distributions

Effective with its distribution paid on February 15, 2006, to Unitholders of record on January 31, 2006, the Fund increased its monthly distribution level to $0.10 per Unit from $0.08958 per Unit. This is the second increase in distributions since the completion of the Fund's initial public offering on September 28, 2004 at which time the Fund's monthly distribution level was set at $0.0833 per Unit. In May 2005 the Fund increased its monthly distributions from $0.0833 per Unit to $0.08958 per Unit.

CAPITALIZATION

There have been no material changes in the unit capitalization or in the indebtedness of the Fund since December 31, 2005.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The outstanding Units are traded on the TSX under the trading symbol "LIQ.UN". The following table sets forth the closing price range and trading volume of the Units as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume
2004			
September (from September 28)	12.25	11.96	3,234,297
October	13.94	12.80	1,821,862
November	14.79	13.80	764,523
December	14.73	14.00	234,891
2005			
January	15.10	14.31	361,312
February	16.92	14.95	547,632
March	16.80	15.68	603,573
April	17.35	16.55	328,637
May	19.50	16.72	349,125
June	19.20	17.30	643,338
July	18.50	17.45	651,354
August	19.34	18.08	527,799
September	19.40	18.15	490,159
October	18.70	15.00	700,777
November	17.85	15.45	687,293
December	17.75	17.31	346,981
2006			
January	19.75	17.21	702,279
February (to February 27)	20.95	19.75	618,964

On February 21, 2006, the last trading day before the announcement of the Offering, the closing price of the Units on the TSX was $20.90 and on February 27, 2006, the closing price of the Units on the TSX was $20.35.

DISTRIBUTIONS TO UNITHOLDERS

The Fund makes monthly distributions of its available cash to Unitholders to the extent determined prudent by the Trustees. Monthly distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are paid generally on the 15th day of the following month. Effective with its distribution paid on February 15, 2006, to Unitholders of record on January 31, 2006, the Fund increased its monthly distribution level to $0.10 per Unit from $0.08958 per Unit. See "Recent Developments – Increase in Cash Distributions".

The following table sets forth the amount of annual cash distributions paid per Unit by the Fund since inception.

Year	Distribution per Unit
2004	$0.1749(1)
2005	$1.0436
2006	$0.2896 (2)

Notes:

(1) The Fund completed its initial public offering on September 28, 2004.

(2) Includes the distribution of $0.10 per Unit for the month of February 2006, which has been declared and will be paid on March 15, 2006.

Subscribers who purchase Units offered hereunder and who hold such Units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about April 17, 2006, the record date for which will be March 31, 2006. Subscribers will not be eligible to receive the distribution to be paid on March 15, 2006, the record date for which is February 28, 2006.

DESCRIPTION OF UNITS

Units and Special Voting Units

The beneficial interests in the Fund are divided into interests of two classes, described and designated as "Units" and "Special Voting Units", respectively. An unlimited number of Units and Special Voting Units are issuable pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units are not subject to future calls or assessments and entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as described under "Redemption Right" at pages 18 through 20 of the Fund's AIF, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units are not entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units, Subordinated LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units are issued in conjunction with, and are attached to, the Exchangeable LP Units and Subordinated LP Units (or other Exchangeable Securities) to which they relate, and are evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units are not transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit entitles the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit, Subordinated LP Unit or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable

Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Additional Information

For additional information respecting the Units, including information respecting redemption rights, limitations on non-resident ownership, compulsory acquisition rights in the event of a successful take-over bid, actions that may be taken in connection with regulatory compliance, meetings and voting see "Liquor Stores Income Fund" at pages 14 through 24, inclusive, of the Funds' AIF. A copy of the Declaration of Trust is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which may be accessed at www.sedar.com.

SELLING UNITHOLDERS

The following information, including the information in the table, is presented on a pro forma basis assuming the exchange of all outstanding Exchangeable LP Units and Subordinated LP Units, including the Exchangeable LP Units and Subordinated LP Units owned or controlled by the Selling Unitholders. The Selling Unitholders presently own no Units of the Fund but own Exchangeable LP Units and Subordinated LP Units that are exchangeable on a one for one basis for Units. In connection with the Offering, each of the Selling Unitholders will exchange that number of Exchangeable LP Units as is equal to the number of Units to be sold by them.

The Selling Unitholders presently hold, in aggregate, approximately 37.14% of the outstanding Units and following completion of this offering will hold 25.22% of the 11,930,000 Units outstanding. The following table identifies each of the Selling Unitholders, the number of Units that each Selling Unitholder holds, the number of Units each Selling Unitholder is selling and the number of Units each Selling Unitholder will hold following the completion of this Offering. Each Selling Unitholder holds the Units beneficially and of record and acquired its Units on September 28, 2004 unless otherwise indicated.

Selling Unitholder	Units Held on February 28, 2006	Units Sold Pursuant to this Offering	Units Held Upon Completion of this Offering
	# / %	# / %	# / %
Daly Grove Liquor Store Inc.	13,569 / 0.13%	13,569 / 0.13%	0 / 0%
The Liquor Depot Corporation(2)	2,511,859 / 24.32%	493,215 / 4.77%	2,018,644 / 16.92%
Liquor World Group Inc.(1)(3)	370,650 / 3.59%	85,258 / 0.83%	285,392 / 2.39%
Liquor Stop Group Inc.(4)	940,361 / 9.10%	235,090 / 2.28%	705,271 / 5.91%
Total	3,836,439 / 37.14%	827,132 / 8.01%	3,009,307 / 25.22%

Notes:

(1) Liquor World Group Inc. is the general partner of each of Liquor Stores No. 1 Limited Partnership. Liquor Stores No. 2 Limited Partnership and Liquor Stores No. 3 Limited Partnership (collectively, the "**Liquor Stores LPs**"). As at February 28, 2006, the Liquor Stores LPs own, in the aggregate, 304,120 Units, representing 2.94% of the outstanding Units. The Liquor Stores LPs are not selling any Units pursuant to the Offering. Following the completion of the Offering, the Liquor Stores LPs will own, in the aggregate, 304,120 Units, representing 2.55% of the outstanding Units.

(2) Mr. Irving Kipnes, the President and Chief Executive Officer and a director of the GP, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 64.04% of the outstanding shares of The Liquor Depot Corporation. Mr. David Margolus, a director of the GP, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 14.23% of the outstanding shares of The Liquor Depot Corporation.

(3) Mr. Henry Bereznicki, the Chairman of the Board and Director of Store Acquisitions and Development of the GP, and Mr. Robert Green, a director of the GP, together with their respective associates and affiliates, own beneficially, directly or indirectly, or exercise control or direction over, approximately 42.75% and 10.01%, respectively, of the outstanding shares of Liquor World Group Inc.

(4) Mr. Bereznicki and Mr. Green, together with their respective associates and affiliates, own beneficially, directly or indirectly, or exercise control or direction over, approximately 40.0% and 10.1%, respectively, of the outstanding shares of Liquor Stop Group Inc.

USE OF PROCEEDS

The net proceeds to the Fund from the sale of the Treasury Units hereunder are estimated to be $30,549,000 after deducting the fees of $1,620,000 payable to the Underwriters in respect of the Treasury Units issued and sold by the Fund and the Fund's portion of the expenses of the Offering estimated to be $231,000. The net proceeds from the sale of the Treasury Units will be used by the Fund to subscribe for additional securities of LSOT. LSOT will use the proceeds from the issuance of such securities to the Fund to subscribe for additional Ordinary LP Units. Liquor Stores LP will use the proceeds from the subscription for Ordinary LP Units to reduce the amount of indebtedness outstanding under Liquor Stores LP's credit facility, to take advantage of acquisition opportunities that may arise, to open new stores and for general corporate purposes. The majority of the outstanding indebtedness under the credit facility was incurred to provide working capital and for fixed asset additions.

The net proceeds to the Selling Unitholders from the sale of the Secondary Units hereunder are estimated to be $15,792,952 after deducting the fees of $837,471.15 payable to the Underwriters in respect of the Secondary Units sold by the Selling Unitholders and the Selling Unitholders' portion of the expenses of the Offering estimated to be $119,000. The Fund will not receive any of the net proceeds from the sale of Secondary Units by the Selling Unitholders.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Fund has agreed to issue and sell to the Underwriters the 1,600,000 Treasury Units and the Selling Unitholders have agreed to sell to the Underwriters the 827,132 Secondary Units, and the Underwriters have severally agreed to purchase such Treasury Units and Secondary Units on March 15, 2006, or such other date on or before March 31, 2006 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Units is conditional upon payment by the Underwriters to the Fund and the Selling Unitholders on closing of $20.25 per Unit for the

Treasury Units and the Secondary Units. The Underwriting Agreement provides that the Fund will pay the Underwriters' fee of $1.0125 per Unit for Treasury Units issued and sold by the Fund and the Selling Unitholders will pay the Underwriters' fee of $1.0125 per Unit for Secondary Units sold by the Selling Unitholders, for an aggregate fee payable by the Fund of $1,620,000 and an aggregate fee payable by the Selling Unitholders of $837,471.15, in consideration for their services in connection with the Offering. The offering price of the Units was determined by negotiation between the Fund, the Selling Unitholders and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Except in certain limited circumstances, if an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Units. The Underwriters are, however, obligated to take up and pay for all Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Fund and the Selling Unitholders will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Each Selling Unitholder has agreed that, other than pursuant to the exercise of the Exchange Rights (as defined in the Fund's AIF) with respect to the Exchangeable LP Units and transfers to other members of the Vendor Group (as defined in the Fund's AIF), it will not, for the period ending 90 days after the closing of the Offering, issue, offer, or sell, contract to sell or otherwise dispose of, directly or indirectly, any Units or any securities convertible into or exchangeable or exercisable for Units, or publicly disclose the intention to make any such issue, offer, sale or disposition, without the prior consent of RBC Dominion Securities Inc., which consent may not be unreasonably withheld.

The Fund has agreed that, without the prior consent of RBC Dominion Securities Inc., which consent shall not be unreasonably withheld, it will not (and will cause its subsidiaries), during the period ending 90 days after the closing of the Offering, except pursuant to the exercise of the Exchange Rights, the long-term incentive plan of the Fund, any distribution reinvestment plan that may be established, or the issuance of securities as consideration for future acquisitions or in connection with future mergers, amalgamations or other business combinations (provided that the Fund shall require each party to whom such securities may be issued in connection with an acquisition, merger, amalgamation or business combinations to agree to not, for the balance of such period, do any of the things listed in clause (i) or (ii) below), (i) create, allot, authorize, offer, issue, secure, pledge, sell, offer to sell, grant any option, right or warrant for the sale of, or contract to purchase or sell, or otherwise lend, transfer or dispose of, directly or indirectly, any Units, rights to purchase Units or any securities convertible into or exercisable or exchangeable for Units or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units, or such other securities or interests, in cash or otherwise, or agree or, within such period, announce any intention to do so.

The Fund has applied to list the Treasury Units offered hereunder on the TSX. Listing will be subject to the Fund fulfilling all of the listing requirements of the TSX.

The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "**1933 Act**") or any state securities laws, and accordingly may not be offered or sold in the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and except as expressly permitted by applicable laws of the United States, it will not offer or sell the Units as part of the distribution thereof at any time within the United States. The Underwriting Agreement enables the Underwriters to offer and resell the Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act. Terms used above in this paragraph have the meanings given to them by Regulation S under the 1933 Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN THE FUND AND AN UNDERWRITER

HSBC Securities (Canada) Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (the "**Bank**") that is a lender to Liquor Stores LP. Accordingly, the Fund may be considered a connected issuer of this Underwriter under applicable Canadian securities legislation. Liquor Stores LP was indebted to the Bank in the aggregate amount of approximately $25.2 million as at February 22, 2006 pursuant to the terms of a secured credit facility. Liquor Stores LP is in compliance with the terms of such credit facility. Neither the financial position of Liquor Stores LP nor the value of the security under the credit facility has changed substantially since the indebtedness under the credit facility was incurred. The Fund will indirectly use a portion of the net proceeds from the Offering to reduce the amount outstanding under the credit facility. See "Use of Proceeds".

The decision to distribute the Units and the determination of the terms of the Offering were made through negotiations between the Fund, the Selling Unitholders and the Underwriters. The Bank did not have any involvement in such decision or determination but has been advised of the Offering and the terms thereof. As a consequence of the Offering, HSBC Securities (Canada) Inc. will receive its share of the Underwriting fee payable by the Fund to the Underwriters. In addition, the Fund intends to indirectly use a portion of the net proceeds of the Offering to repay indebtedness to the Bank under its credit facility.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP, on behalf of the Fund, and by Fraser Milner Casgrain LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Fraser Milner Casgrain LLP, as a group, own, directly or indirectly, less than 1% of the Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Fraser Milner Casgrain LLP, counsel to the Underwriters (collectively, "**Counsel**"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act of acquiring, holding and disposing of Units acquired pursuant to the Offering generally applicable to a purchaser who will hold the Units as capital property for purposes of the Tax Act and who, at all material times, deals at arm's length with, and is not affiliated with the Fund for purposes of the Tax Act. Generally, the Units will be considered to be capital property to a holder thereof unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade. Certain holders resident in Canada whose Units might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Units and any other "Canadian security" as defined in the Tax Act treated as capital property. Unitholders considering making such an election should consult their own tax advisors.

This summary is not applicable to a Unitholder that is a "financial institution", a "specified financial institution" or an interest in which would be a "tax shelter investment" all as defined in the Tax Act.

This summary is based upon the facts set out in this prospectus, the provisions of the Tax Act in force at the date hereof and Counsels' understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**"), all in effect as of the date hereof. There can be no assurance that CRA will not change its administrative policies and assessing practices. This summary takes into account all specific current proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus ("**Tax Proposals**") and certificates as to certain factual matters. This summary assumes that the Tax Proposals will be enacted as proposed, but there can be no assurance that the Tax Proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decision or action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian income tax considerations applicable to an investment in Units. Moreover the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the Unitholder's (a "Holder") particular circumstances, including the province(s) or territory(ies) in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should

it be construed to be, legal or tax advice or representations to any prospective purchaser of Units or any Holder. Prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Fund

The Fund is a unit trust and this summary assumes that the Fund qualifies and will continue to qualify as a "mutual fund trust" as defined in the Tax Act at all relevant times. This summary also assumes that the Fund is not established or maintained primarily for the benefit of non-residents. If the Fund were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.

Taxation of the Fund

The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains computed in accordance with the detailed provisions of the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable or deemed to be paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund or if the Unitholder is entitled in that year to enforce payment of the amount. The income for purposes of the Tax Act of the Fund for each taxation year will include all interest on LSOT Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year and such amount of the income and net taxable capital gains, as is paid or becomes payable or deemed to be paid or payable to the Fund in the year in respect of the LSOT Units. The Fund will generally not be subject to tax on any amounts received as distributions on the LSOT Units that are in excess of the income of LSOT that is paid or payable or deemed to be paid or payable by LSOT to the Fund in a year but such amounts will generally reduce the adjusted cost base of the LSOT Units. Where the adjusted cost base of the LSOT Units would otherwise be a negative amount, the Fund will be deemed to realize a capital gain in such amount in that year, and its adjusted cost base of the LSOT Units at the beginning of the next taxation year will then be nil.

In computing its income, the Fund will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Fund will be entitled to deduct the costs incurred by it in connection with the issuance of Units on a five-year, straight-line basis.

Under the Declaration of Trust, all of the income of the Fund for each year other than taxable capital gains (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by the Fund (computed in accordance with the detailed provisions of the Tax Act) in the year (excluding any capital gains or income which may be realized by the Fund upon a transfer *in specie* of the Fund's assets to redeeming Unitholders in connection with a redemption of Units and designated by the Fund as income or capital gains paid or payable to the redeeming Unitholders) will be payable in the year to the Unitholders by way of cash distributions, subject to the exceptions described below. Counsel has been advised that the Fund intends to make distributions in each year to Unitholders in an amount sufficient to ensure that the Fund will generally not be liable for tax under Part I of the Tax Act in any year (after taking into account any applicable tax refunds to the Fund).

Income of the Fund that is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to holders of Units in the form of additional Units ("**Reinvested Units**"). Income of the Fund payable to Unitholders, whether in cash or additional Units will generally be deductible by the Fund in computing its taxable income.

Losses incurred by the Fund cannot be allocated to Unitholders, but can be deducted by the Fund in future years in computing its taxable income, in accordance with the Tax Act. In the event the Fund would otherwise be liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for such tax by an amount determined under the Tax Act based on the redemption of Units during the year (the "**capital gains refund**"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund's tax liability for the taxation year arising in connection with the transfer of property *in specie* to redeeming Holders on the redemption of Units. The Declaration of Trust provides that all or a portion of any capital gain or income realized by the Fund in connection with such redemptions may, at the discretion of the trustees, be treated as capital gains or income paid to, and designated as capital gains or income of, the redeeming Unitholder. Such income or the taxable portion of any capital gain

so designated must be included in the income of the redeeming Unitholders (as income or taxable capital gains) and will be deductible by the Fund in computing its income.

For purposes of the Tax Act, the Fund generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Fund's entitlement to a Capital Gains Refund, it is expected that the Fund will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of LSOT

The taxation year of LSOT is the calendar year. In each taxation year, LSOT will be subject to tax under Part I of the Tax Act on its income for the year, including its allocated share of the income of Liquor Stores LP, except to the extent such income is paid or payable or deemed to be paid or made payable in such year to its unitholders, including the Fund, and is deducted by LSOT in computing its income for tax purposes.

In computing its income for tax purposes, LSOT will generally be entitled to deduct its expenses (including interest that accrues, is payable or is paid on the LSOT Notes) incurred to earn such income, provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the declaration of trust of LSOT, all of the income of LSOT for each year, together with the taxable and non taxable portion of any capital gains realized by LSOT in the year, will generally be paid or made payable in the year to holders of LSOT Units. For purposes of the Tax Act, LSOT generally intends to deduct in computing its income the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. Counsel has been advised by the Fund that the Fund does not expect LSOT to be liable for any material amount of tax under Part I of the Tax Act. However, counsel can provide no opinion in this regard.

Taxation of Liquor Stores LP

Liquor Stores LP is not subject to tax under the Tax Act. Each partner of Liquor Stores LP, including LSOT, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of Liquor Stores LP for its fiscal year ending in, or coincidentally with, the partner's taxation year end, whether or not any of that income is distributed to the partner in the taxation year. Liquor Stores LP's fiscal period will be the calendar year. For this purpose, the income or loss of Liquor Stores LP will be computed for each fiscal year as if Liquor Stores LP were a separate person resident in Canada. In computing the income or loss of Liquor Stores LP, deductions may be claimed in respect of capital cost allowance, reasonable administrative costs, interest and other expenses incurred by Liquor Stores LP for the purpose of earning income, subject to the relevant provisions of the Tax Act. The income or loss of Liquor Stores LP for a fiscal year will be allocated to the partners of Liquor Stores LP, including LSOT, on the basis of their respective share of that income or loss as provided in the partnership agreement for Liquor Stores LP, subject to the detailed rules in the Tax Act in that regard.

Generally, distributions to partners in excess of the income of Liquor Stores LP for a fiscal year will result in a reduction of the adjusted cost base of the partner's units in Liquor Stores LP by the amount of such excess. If, as a result, LSOT's adjusted cost base at the end of a taxation year of its units in Liquor Stores LP would otherwise be a negative amount, LSOT will be deemed to realize a capital gain in such amount for that year, and LSOT's adjusted cost base at the beginning of the next taxation year of its units in Liquor Stores LP will then be nil. If Liquor Stores LP were to incur losses for tax purposes, LSOT's ability to deduct such losses may be limited by certain rules under the Tax Act.

Taxation of Unitholders

Residents of Canada

This portion of the summary is applicable to a Unitholder who, for purposes of the Tax Act and at all relevant times, is resident in Canada.

A Holder is generally required to include in computing income for a particular taxation year the portion of the net income for tax purposes of the Fund for that year, including net realized taxable capital gains, that is paid or payable or deemed to be paid or payable to the Holder in that year, whether that amount is received in cash, additional Units or otherwise. The income

of a Unitholder from the Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Fund for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable or deemed to be paid or payable to a Holder in a taxation year will not be included in computing the Holder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable or deemed to be paid or payable to a Holder in a year will not generally be included in the Holder's income for the year. However, where such an amount is paid or payable to a Holder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the adjusted cost base of the Units held by the Holder will be reduced by such amount (except to the extent that it represents the Holder's share of the non-taxable portion of the net realized capital gains of the Fund for the year, the taxable portion of which was designated by the Fund in respect of the Holder). Where reductions to a Holder's adjusted cost base of Units for the year will result in the adjusted cost base becoming a negative amount, such amount will be treated as a capital gain realized by the Holder in the year and the Holder's adjusted cost base of the Units at the beginning of the next year will then be nil.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains, taxable dividends received or deemed to be received on shares of taxable Canadian corporations and foreign source income as are paid or payable or deemed to be paid or payable to a Holder will effectively retain their character and be treated as such in the hands of the Holder for the purposes of the Tax Act, and Holders may be entitled to claim a foreign tax credit for foreign taxes paid by the Fund. To the extent that amounts are designated as having been paid to Holders out of the net taxable capital gains of the Fund, such designated amounts will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. To the extent that amounts are designated as having been paid to Unitholders out of taxable dividends received or deemed to be received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Holders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Holders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, the deduction in computing taxable income will be available to Holders that are corporations, and an additional refundable 6 2/3% tax will be payable by Holders that are Canadian-controlled private corporations in certain circumstances.

Upon the disposition or deemed disposition by a Holder of a Unit, whether on redemption or otherwise, the Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Fund that is otherwise required to be included in the Unitholder's income (such as an amount designated as payable by the Fund to a redeeming Unitholder out of capital gains or income of the Fund as described above).

For the purpose of determining the adjusted cost base to a Holder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition. The adjusted cost base of a Unit to a Holder will include all amounts paid by the Holder for the Unit, with certain adjustments. The cost to a Holder of Units received in lieu of a cash distribution of income of the Fund will be equal to the amount of such distribution that is satisfied by the issuance of such Units.

A redemption of Units in consideration for cash, LSOT Notes or other securities distributed to the Unitholder in satisfaction of the redemption price, as the case may be, will be a disposition of such Units for proceeds of disposition equal to the aggregate of any cash and the fair market value of the LSOT Notes or other securities so distributed, as the case may be, less the portion of any income or capital gain realized by the Fund in connection with the redemption of those Units that has been designated by the Fund as payable to the redeeming Holder as described above. Where the Fund has designated such capital gain or income as payable to a redeeming Holder, the Holder will be required to include in income such income and the taxable portion of the capital gain so designated. Redeeming Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the proceeds of disposition received exceed (or are less than) the adjusted cost base of the Units so redeemed and any reasonable costs of disposition. The adjusted cost base of the LSOT Notes or other securities transferred by the Fund to a Holder upon an *in specie* redemption of Units by that Holder will generally be equal to the fair market value of such notes at the time of transfer less any accrued but unpaid interest on such notes at that time. The Holder will thereafter be required to include in income interest on any such notes in accordance with the provisions of the Tax Act. To the extent that the Holder is thereafter required to include in income any interest accrued to the date of the acquisition of such notes by the Holder, an offsetting deduction will be available. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian

corporations previously designated by the Fund to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Generally, one-half of any capital gain realized by a Holder and the amount of any net taxable capital gains designated by the Fund in respect of a Holder will be included in the Holder's income as a taxable capital gain. One-half of any capital loss realized by a Holder on a disposition or deemed disposition of Units may generally be deducted only from taxable capital gains of the Holder in accordance with the provisions of the Tax Act.

Where a Holder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Holder's capital loss from the disposition will generally be reduced by the amount of any dividends received by the Fund previously designated by the Fund to the Holder, except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. In general terms, net income of the Fund, paid or payable or deemed to be paid or payable to a Holder who is an individual or a certain type of trust, that is designated as taxable dividends or as net taxable capital gains and capital gains realized on the disposition of Units may increase the Holder's liability for alternative minimum tax.

Non-Residents of Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, and will not use or hold or be deemed to use or hold the Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "**Non-Resident Holder**").

Where the Fund makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income paid or credited by the Fund to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax convention. For example, a Non-Resident Holder who qualifies as a resident of the United States under the Canada United States Convention (the "**Convention**") will generally be subject to 15% Canadian non-resident withholding tax. It should be noted that it is the position of the CRA that United States limited liability companies generally do not qualify as residents of the United States under the Convention.

A disposition or deemed disposition of a Unit by a Non-Resident Holder, whether on redemption, by virtue of capital distributions in excess of a Unitholder's adjusted cost base or otherwise, will not give rise to a capital gain which is subject to tax under the Tax Act unless the Units constitute "taxable Canadian property". Units of a Non-Resident Holder will not generally constitute "taxable Canadian property" under the Tax Act unless: (i) at any time during the period of sixty months immediately preceding the disposition of Units by such Non-Resident Holder, not less than 25% of the issued Units were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length or by any combination thereof; (ii) the Fund ceases to qualify as a mutual fund trust; or (iii) the Non-Resident Holder's Units are otherwise deemed to be taxable Canadian property. A Non-Resident Holder will generally compute the adjusted cost base of a Unit pursuant to the same rules as apply to residents of Canada.

The Fund is required to maintain a special "TCP gains balance" account to which it will add its gains from dispositions of "taxable Canadian property" (as defined in the Tax Act) and from which it will deduct its capital losses from such dispositions and the amount of all "TCP gains distributions" made by it. If the Fund pays an amount to a Unitholder who is a Non-Resident Holder, makes a designation to treat that amount as a taxable capital gain and the total of all amounts designated by the Fund in a taxation year to Non-Resident Holders exceeds five percent of all such designated amounts, such portion of that amount as does not exceed the Non-Resident Holder's pro rata portion of the Fund's "TCP gains balance" account (as defined in the Tax Act) effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains). Unitholders should consult with their own tax advisors with respect to the taxability under the Tax Act of any such designated net taxable capital gains.

Tax Exempt Unitholders - Qualified Investments

Provided the Fund is, on Closing, a mutual fund trust within the meaning of the Tax Act, Units will be, at that time, qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plan ("**Exempt Plans**") subject to the specific provisions of any particular plan. If the Fund ceases to qualify as a mutual fund trust under the Tax Act, the Units will not be qualified investments under the Tax Act for Exempt Plans. LSOT Notes or other securities received as a result of a redemption *in specie* of Units may not be qualified investments for Exempt Plans and this could give rise to adverse consequences to such plan or the annuitant or beneficiary under that plan. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

RISK FACTORS

Before making an investment decision, prospective purchasers of Units should consider carefully the information contained in and incorporated by reference in this prospectus and, in particular, the risk factors set out at pages 32 through 41 inclusive in the Fund's AIF and at page 10 of the Fund's management's discussion and analysis for the year ended December 31, 2005. These risks include industry risks associated with the retail liquor store business including: government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to achieve the benefits of acquisitions; dependence on key personnel; supply interruption; reliance on information and control systems; and dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities. The risk factors also include risks associated with the structure of the Fund including: the dependence of the Fund on the Company; unpredictability and potential volatility of the trading price of the Units including the effect of market interest rates on the price of Units; the nature of the Units; cash distributions are not guaranteed and will fluctuate with the Company's performance; the legal attributes of the Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; the restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow to the Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts; future sales of Units by the holders of Exchangeable LP Units and Subordinated LP Units; the right to approve certain material transactions by certain holders of Exchangeable LP Units and Subordinated LP Units; investment eligibility of the Units; the distribution of securities on redemption or termination of the Fund; and restrictions on non-resident Unitholders and liquidity of Units.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Fund to which the Fund is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are PricewaterhouseCoopers LLP, Chartered Accountants, Edmonton, Alberta.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Liquor Stores Income Fund (the "**Fund**") dated •, 2006 relating to the qualification for distribution of 2,427,132 Units at a price of $20.25 per Unit (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above mentioned Prospectus, of our report to the trustees of the Fund, on the consolidated balance sheets of the Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the year ended December 31, 2005 and the period from August 10, 2004 to December 31, 2004. Our report is dated February 15, 2006.

Edmonton, Alberta
•, 2006

•
Chartered Accountants

CERTIFICATE OF THE FUND AND THE PROMOTERS

Dated: February 28, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, other than Québec.

LIQUOR STORES INCOME FUND
By its attorney:
Liquor Stores GP Inc.

(Signed) Irving Kipnes
President and Chief Executive Officer

(Signed) Patrick de Grace
Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Robert Green
Director

(Signed) Henry Bereznicki
Director

ON BEHALF OF THE PROMOTERS

THE LIQUOR DEPOT CORPORATION

By: (Signed) Irving Kipnes
Managing Director and Chief Executive Officer

LIQUOR WORLD GROUP INC.

By: (Signed) Henry Bereznicki
President and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: February 28, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada, other than Québec.

RBC Dominion Securities Inc.

By: (signed) Derek Neldner

Sprott Securities Inc.

By: (signed) Brian K. Petersen

Clarus Securities Inc.

By: (signed) Rod Campbell

National Bank Financial Inc.

By: (signed) Ronald A. MacMicken

HSBC Securities (Canada) Inc.

By: (signed) Andrew Bishop

File No. 82-34937

Form 52-109F1 *Certification of Annual Filings*

I, ***Irv Kipnes, President and Chief Executive Officer of Liquor Stores GP Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund*** (the issuer) for the period ending ***December 31, 2005***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated the 17th day of February 2006.

(Signed) "Irv Kipnes"

Irv Kipnes
President and Chief Executive Officer
Liquor Stores GP Inc.

File No. 82-34937

Form 52-109F1 *Certification of Annual Filings*

I, ***Patrick de Grace, Vice President and Chief Financial Officer of Liquor Stores GP Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund*** (the issuer) for the period ending ***December 31, 2005***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated the 17th day of February 2006.

(Signed) "Patrick de Grace"

Patrick de Grace
Vice President and Chief Financial Officer
Liquor Stores GP Inc.

File No. 82-34937

LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Year Ended December 31, 2005

As of February 16, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes ("Financial Statements") of Liquor Stores Income Fund (the "Fund") for the year ended December 31, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

Throughout this MD&A references are made to "EBITDA","distributable cash", "earnings from operations", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures".

This MD&A is dated February 17, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004. The Units of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 Fund Units, at a price of $10 per unit. Net proceeds of the issue after costs were $37,814,172.

The Fund used the proceeds from the IPO to acquire a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). In turn, Liquor Stores LP used the proceeds, its credit facilities as well as Subordinated and Exchangeable LP Units to acquire the net assets of The Liquor Depot Corporation ("Liquor Depot") and Liquor World Group Inc. ("Liquor World") and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors"). The attributes of the Subordinated and Exchangeable LP Units are described in note 15 to the financial statements.

On March 2, 2005, the Fund completed a private placement of 1,830,000 Fund Units at $16.40 per unit for proceeds, after the cost of the issue, of $28,679,064. The proceeds were used to increase the Fund's interest in Liquor Stores LP to 59.34%. Liquor Stores LP used the funds to repay bank indebtedness, acquire 22 retail liquor stores, open 3 new stores and for general corporate purposes. The remaining funds are available for future acquisitions.

The following table summarizes the costs for acquisitions and development of stores since inception:

	Initial Acquisition September 28, 2004	Acquisitions and New Stores Fiscal 2005	Since Inception
Number of Stores	50	25	75
Property & Equipment	$12,319,558	$ 6,328,445	$ 18,648,003
Goodwill	66,943,639	15,778,536	82,722,175
Intangible assets	429,000	57,569	486,569
Other assets	121,975	-	121,975
Net Working capital	17,631,534	6,758,823	24,390,357
	$97,445,706	$28,923,373	$126,369,079

In addition to expenditures related to new or acquired stores in 2005, the Fund spent $656,266 on maintenance capital expenditures.

The geographic location of the Fund's liquor stores at December 31, 2005 is provided in the following table:

	Alberta			British Columbia		
Number of Stores	Edmonton	Calgary	Other	Lower Mainland	Other	Total
Initial acquisition	30	13	6	1		50
2005 Acquired or Developed	7	7	7	2	2	25
Total	37	20	13	3	2	75

References to Edmonton and Calgary are to stores located in or near those urban centres.
Other communities served in Alberta include Red Deer, Lethbridge, Fort McMurray, Slave Lake & Banff.
In British Columbia other communities served include Victoria and Kamloops.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 70 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. It is management's belief that in Alberta the Fund is the second largest liquor store operator by revenue.

The Fund also operates five stores in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of private and government operated retail outlets.

Basis of Management's Discussion and Analysis

The Fund commenced operation on September 28, 2004 and completed its first full fiscal year on December 31, 2005. To provide meaningful information, the MD&A compares the Fund's 2005 operating results to the results of the Fund for the fourth quarter of 2004 combined with the results of the Vendors for the first three quarters of 2004. The Vendors' financial information is unaudited and has been adjusted to eliminate certain discretionary expenses incurred by the Vendors prior to September 28, 2004 when they were privately held entities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to Unitholders available cash from operations after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of economic conditions, including labour market trends, and the competitive environment. Based on this review, cash distributions have been made as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
Commencing February 15, 2006	$0.10000	$1.200

Distributions declared for the year ended December 31, 2005 were $10,539,971 or $1.05 per unit. On a weighted average basis, distributable cash per unit was $1.14 resulting in a 92.5% payout ratio. Since inception the Fund has paid out 87.0% of its distributable cash and the amount by which distributable cash since inception exceeds distributions since inception is $1,905,151. This excess is available for the Fund's future needs.

Of the distributions paid in 2005 approximately 30% are tax deferred to Unitholders. For 2006, the tax deferred portion of distributions is expected to be in the range of 25% to 30%.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The following table summarizes the distributable cash of the Fund for the year and quarter ended December 31, 2005 and the quarter ended December 31, 2004. The Fund views distributable cash as an operating performance measure. The Fund's purchases of property and equipment required to maintain its existing stores are minimal and the Fund distributes a significant portion of its earnings on an annual basis, once adjusted for non-cash items. Therefore, the Fund uses net earnings as the starting point for the calculation of distributable cash.

	Jan 1, 2005 to Dec 31, 2005	Oct 1, 2005 to Dec 31, 2005	Sept 28, 2004 to Dec. 31, 2004
Net earnings for the period	$6,097,948	$2,201,738	$1,495,705
Add: Interest expense	858,970	338,024	257,538
Add: Amortization of property & equipment	1,349,357	466,063	249,728
Add: Amortization of intangible assets	85,800	21,450	22,534
Add: Amortization of pre-opening costs	82,566	37,213	-
Add: Future income taxes	(20,000)	(43,100)	6,000
EBITDA	8,454,641	3,021,388	2,031,505
Add: Non-controlling interest	4,213,705	1,474,022	1,460,921
Add: Proceeds on disposal of property and equipment	-	-	1,350
Add: Non-cash charge on a store relocation	267,400	267,400	-
Less: Interest paid	(882,318)	(239,155)	(135,321)
Less: Purchase of non-growth property and equipment	(656,266)	(27,461)	(115,786)
Distributable cash	$11,397,162	$4,496,194	$3,242,669
Weighted average Units outstanding *	10,024,165	10,330,000	8,500,000
Distributable cash per Unit (weighted average)	$1.14	$0.44	$0.38
Distributions declared per unit	$1.05	$0.27	$0.26
Basic earnings per Unit	$1.04	$0.36	$0.35
Diluted earnings per unit	$1.03	$0.36	$0.35

(*) Weighted average number of units x number of days outstanding / number of days in the period.

The following table provides a reconciliation of the purchase of property and equipment as reported on the Statement of Cash Flows to the purchase of non-growth property and equipment used to determine distributable cash:

	Jan 1, 2005 to Dec 31, 2005	Oct 1, 2005 to Dec 31, 2005	Sept 28, 2004 to Dec. 31, 2004
Purchase of property and equipment from the Statement of Cash Flows	$2,618,341	$910,398	$115,786
Less: Amounts relating to developed and acquired stores	(1,962,075)	(882,937)	-
Purchase of non-growth property and equipment	$656,266	$27,461	$115,786

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

In the fourth quarter of 2005 a review of non-growth capital expenditures for the year was conducted. Non-recurring purchases of $455,200 previously identified as non-growth items in the first three quarters of the year were reclassified to growth expenditures. Included in this amount were $209,272 for store equipment, $150,595 to implement a new head office computer system, and $90,872 for vehicles.

Repairs and maintenance expensed in store operations for the year and quarter ended December 31, 2005 were $215,046 and $55,589, respectively.

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of December 31, 2005:

	Units
Fund Units (see note 14 to the financial statements)	6,179,683
Liquor Stores LP Exchangeable LP Units (see note 15 to the financial statements)	2,025,317
Liquor Stores LP Subordinated LP Units (see note 15 to the financial statements)	2,125,000
	10,330,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

In 2005, 49,683 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $496,830.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the year and quarter ended December 31, 2005 with comparative figures for 2004. The basis of presentation for the Vendors / Fund information is described under the heading "Basis of Management's Discussion and Analysis" above.

	Fund 12 Months 2005	Vendors - 9 Months Fund – 3 Months 2004 (Unaudited)	Fund 4th Quarter 2005 (Unaudited)	Fund 4th Quarter 2004 (Unaudited)
Sales	$157,443,781	$120,043,234	$50,685,505	$34,736,150
Gross Margin	35,329,193	25,649,870	11,596,254	7,814,388
Margin Rate	22.4%	21.4%	22.9%	22.5%
Administrative, operating, and store acquisition and development expenses	22,393,447	16,589,863	6,833,444	4,343,900
Earnings from operations, as defined*	$12,935,746	$9,060,007	$4,762,810	$3,470,488
Percent of Sales	8.2%	7.5%	9.4%	10.0%

*Earnings from operations have been calculated as described under "Non-GAAP Measures".

Correction of Previous Period Statistical and Comparative Information

Correction of Same Store Sales for the 3 Quarters Ended September 30, 2005 and September 30 2004 (Pre IPO)

In its management's discussion and analysis for the third quarter of 2005, the Fund presented year to date same store sales information of $80.9 million for the nine months ended September 30, 2005 as compared to $83.6 million for the Vendors for the same period in 2004, representing a decrease in same store sales of 3.2%. Same store sales should have been presented as $82.0 million for the nine months ended September 30, 2005 as compared to $84.1 million for the Vendors for the nine months ended September 30, 2004, representing a decrease of 2.5%.

Correction of Earnings from Operations for the Nine Months Ended September 30, 2004 (Pre IPO)

The Fund also compared its year to date earnings of $3.5 million for the nine months ended September 30, 2005 to $1.6 million in earnings for the Vendors for the same period in 2004, representing an increase of 118.5%. The Vendors' year to date earnings for the nine months ended September 30, 2004 should have been reported as $2.3 million, resulting in an increase of 52%.

These corrections do not affect the Fund's financial statements for the nine months ended September 30, 2005 or any prior period or for the year ended December 31, 2005. The Fund completed its initial public offering on September 28, 2004.

Sales

Same store sales are measures in the evaluation of operating performance. The following summarizes same store sales by quarter for 2005 and 2004.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Number of stores	45	45	47	49	
2005	$23,141,047	$28,356,854	$30,467,021	$35,278,107	$117,243,029
% Change 2004 to 2005	(2.6)%	(4.4)%	(0.1)%	1.4%	(1.4)%
2004	$23,745,699	$29,660,152	$30,662,274	$34,790,484	$118,858,609

For the year, sales were $157.4 million compared to $120.0 million in 2004 for an increase of $37.4 million. When stores are acquired, their practices related to discounting and credit sales are reviewed and adjusted to the Fund's more disciplined standards. These actions and, to a lesser extent, increased competition caused same store sales for the year to decrease to $117.2 million for 2005 compared to $118.9 in 2004 reflecting a decrease of $1.7 million or 1.4%. However, sales for the fourth quarter were $50.7 million compared to $34.7 million in the fourth quarter of 2004 reflecting an increase of $16.0 million. Same store sales increased by $0.5 million or 1.4% from $34.8 million in 2004 to $35.3 million in 2005.

Gross Margin

Gross margin for 2005 was $35.3 million compared to $25.6 million in 2004. While most of the $9.7 million increase was due to the 31.2% sales increase, the Fund also achieved a 1.0% gross margin rate improvement from 21.4% to 22.4%. Factors that contributed to the increase in gross margin included a more stringent credit and discount policy, elimination of a third party affinity program in most stores, the harmonization of retail pricing and the purchase of inventory when limited time offers are in effect.

For the fourth quarter of 2005, gross margin was $11.6 million compared to $7.8 million in 2004. The gross margin increase of $3.8 million was driven by a 45.9% increase in sales and an increase in gross margin rate of 0.4% compared to the fourth quarter of 2004.

Combined Administrative, Operating and Acquisition and Store Development Expense

("Operating Expenses")

Operating expenses for 2005 of $22.4 million compare to $16.6 million in 2004. The increase in operating expenses was due primarily to the increase in the number of stores being operated from 50 at the end of 2004 to 75 at the end of 2005. Head office costs also increased relative to 2004 as staff was added at head office to enhance operations and to support the Fund's acquisition activities.

Fourth quarter operating expenses increased to $6.8 million in 2005 from $4.3 million in 2004. For the entire fourth quarter of 2005, 68 stores were in operation compared to 50 stores in the fourth quarter of 2004 and an additional 7 stores became operational during the fourth quarter of 2005. The addition of staff to accommodate growth as well as increased consulting services contributed to increased head office expenses in the fourth quarter of 2005 compared to the fourth quarter of 2004.

Earnings from Operations (as defined)

Earnings from operations (as defined under Non-GAAP Measures) increased to $12.9 million in 2005 from $9.1 million in 2004 for an increase of $3.8 million.

For the fourth quarter of 2005, earnings from operations increased to $4.8 million from $3.5 million in the same quarter in 2004 reflecting a $1.3 million increase.

For both the year and the fourth quarter the increase in earnings from operations resulted from higher gross margin, the addition of new stores, and the synergies from the combination of Liquor World and Liquor Depot.

Earnings from operations as a percentage of sales increased to 8.2% for the year ended December 31, 2005 from 7.5% for the year ended December 31, 2004. However, there was a decrease to 9.4% for the fourth quarter of 2005 from 10.0% in the fourth quarter of 2004 resulting from consulting fees related to special projects and recruitment as well as the increase in head office staff.

Net Earnings

Net earnings for 2005, after the deduction of non-controlling interest and as determined in accordance with GAAP, were $6.1 million. The Fund commenced operations on September 28, 2004. Net earnings for the 95 days ended December 31, 2004 were $1.5 million.

Condensed Annual and Quarterly Information

Balance Sheet	Dec 31, 2005 (4th Quarter)	Sept 30, 2005 (3rd Quarter)	June 30, 2005 (2nd Quarter)	Mar. 31, 2005 (1st quarter)	Dec. 31, 2005 (year)	Dec. 31, 2004 (includes results of operations from Sept 28, 2004)
Cash and cash equivalents	$2,047,400	$171,892	$265,785	$10,198,704	$2,047,400	$178,672
Total assets	140,806,211	127,114,352	118,425,028	126,039,848	140,806,211	102,080,855
Bank indebtedness	15,492,652	8,993,000	0	7,444,907	15,492,652	11,397,240
Total current liabilities	20,426,910	11,627,892	2,996,258	10,669,395	20,426,910	14,106,849
Long-term debt	11,352,466	7,358,800	7,500,000	7,481,439	11,352,466	7,397,917
Unitholders' equity	67,326,605	66,647,957	66,166,596	66,147,285	67,326,605	38,199,609
Non-controlling interest	41,700,230	41,470,603	41,762,174	41,741,729	41,700,230	42,376,840

Statement of Earnings	Dec 31, 2005 (4th Quarter)	Sept 30, 2005 (3rd Quarter)	June 30, 2005 (2nd Quarter)	Mar. 31, 2005 (1st quarter)	Dec. 31, 2005 (year)	Dec. 31, 2004 (includes results of operations from Sept 28, 2004)
Sales	$50,685,505	$41,434,078	$38,505,474	$26,818,724	$157,443,781	$35,542,909
Gross Margin	11,596,253	9,265,911	8,546,715	5,920,314	35,329,193	7,971,151
Earnings before non-controlling interest	3,675,760	2,965,875	2,759,826	910,192	10,311,653	2,956,626
Net earnings for the period	2,201,738	1,763,798	1,637,049	495,363	6,097,948	1,495,705
Basic earnings per unit	$0.38	$0.29	$0.27	$0.10	$1.04	$0.35
Diluted earnings per unit	$0.37	$0.29	$0.27	$0.10	$1.03	$0.35
Distributable cash per Unit	$0.44	$0.29	$0.26	$0.14	$1.14	$0.38

The annual and quarterly trends primarily reflect the growth in the Fund's business that has been achieved through acquisitions and new store openings. In addition to the impact of this growth on the Fund's results, the liquor retailing industry is subject to some seasonal trends. Store sales occur, approximately 20%, 25%, 25% and 30% in the first, second, third, and fourth quarters, respectively. Historically, earnings and EBITDA strengthen as the year progresses

In 2005, 25 stores were acquired or developed. There were thirteen acquisitions in March, one in July, three in October, four in November and one in December. Two new locations were opened in May in British Columbia and one in December in Alberta.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year.

On May 16, 2005, the Fund increased its monthly distribution by $0.00625 per unit from $0.08333 to $0.08958 (from $1.00 to $1.075 annually) commencing with the distribution that was paid to unitholders of record on May 31, 2005.

On January 9, 2006 a further increase in monthly distributions was announced. Commencing with the February 16, 2006 distributions were increased by $0.01042 per unit from $0.08958 to $0.10 (from $1.075 to $1.20 annually).

Credit Facilities

The Fund has a $24 million demand operating loan that can be increased to $30 million to accommodate seasonal inventory highs, a $12.5 million committed non-revolving capital loan and a $10 million committed non-revolving acquisition loan with a Canadian chartered bank. The $10 million committed non-revolving acquisition loan was not utilized as of December 31, 2005.

As of December 31, 2005, total indebtedness under all credit facilities was $26.8 million compared to $18.8 million as of December 31, 2004. Indebtedness is directly related to the inventory levels for the operation of 25 additional stores.

Capital Expenditures

During 2005, the Fund purchased the assets of 22 retail liquor stores (note 5 to the Financial Statements) with cash from existing credit facilities and the proceeds from the issuance of Fund Units (note 4 to the Financial Statements). In addition, two new stores, Liquor Depot Kamloops and Liquor Depot Richmond, opened in British Columbia on May 6, 2005 and one new store, Grapes and Grains South, opened in Alberta on December 12, 2005.

The Fund will continue to pursue acquisition opportunities and to open new stores in 2006. In addition the replacement of in-store information systems is anticipated for 2006. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is $1.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt (note 11 to the Financial Statements) bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates, thus exposing the Fund to some interest rate fluctuations. As of December 31, 2005, the Fund had total credit facilities of $46.5 million of which $25.0 million was utilized at December 31, 2005. Proceeds from the March 2, 2005 issue of Fund Units were used for acquisitions, the development of new stores as well as to temporarily reduce inventory debt.

Based on the average debt outstanding during 2005, a 1.0% increase in interest rates would have reduced distributable cash by $261,000.

Contractual Obligations

The table below sets forth, as of December 31, 2005, the contractual obligations of the Fund, due in the years indicated, which relate to various premises operating leases and the $11,352,466, non-revolving loan that is repayable in April of 2007.

	2006	2007	2008	2009	2010 and thereafter
Operating Leases	$5,223,950	$4,902,253	$4,590,708	$3,584,509	$10,365,964
Long Term Debt		11,352,466			
Total	$5,223,950	$16,254,719	$4,590,708	$3,584,509	$10,365.964

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value

of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimate fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

During 2005, the Fund completed the acquisition of 22 retail liquor store businesses. The allocations of the purchases price for these transactions involved determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis was prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, advances to equity investment, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and twelve months ended December 31, 2005, the Fund incurred professional fees of $139,183 and $257,197 respectively to a law firm where one of the partners is a director of a subsidiary of the Fund. The Fund also leases a warehouse from a company controlled by a director of a subsidiary and one retail location is leased from a company of which two directors of a subsidiary are shareholders. Total lease payments under these agreements were $81,193. During the quarter and year ended December 31, 2005, the Fund paid fees and expenses to a company controlled by the President of Liquor Stores GP Inc.(the "GP"), relating to supervision of the construction of developed stores, in the amount $52,997 and $83,647, respectively. Included in accounts payable and accrued liabilities is $94,848 relating to these transactions (see note 12 to the Financial Statements).

OUTLOOK

For 2006 and beyond the Fund will continue to follow the same acquisition and store development strategy that lead to an increase in the number of stores from 50 to 75 in 2005.

Management believes there will continue to be a consolidation trend in the industry and that the Fund is well positioned to benefit from this. Currently the Fund has commitments for the development and opening of 8 new

stores in 2006 and several more that are pending. Acquisition opportunities are being actively pursued although none can be currently announced.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, the GP's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, under the supervision of, and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Fund's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers Annual and Interim Filings are effective to ensure that material information relating to the Fund is made known to management on a timely basis and is included in this report.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to Unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; Liquor Stores LP's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; dependence on key personnel; supply interruption; reliance on information and control systems; absence of an operating history as a public company; dependence on capital markets to fund Liquor Stores LP's growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores LP; leverage and restrictive covenants in agreements relating to current and future indebtedness of Liquor Stores LP; restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of substantially all of its operating cash flow; income tax related risks including the risk of changes in the tax treatment of income trusts; and the Vendors' right to approve certain material transactions. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

On September 9, 2005, the federal Finance Department issued a consultation paper related to the taxation and economic efficiency of income trusts. On November 29, 2005 an announcement was made that rather than changing taxation related to income trusts, the dividend tax credit for investors in public companies would be increased.

NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Fund Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA and distributable cash are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's

methods of calculating EBITDA and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's EBITDA and distributable cash may not be comparable to similar measures presented by other issuers.

Earnings from operations for purposes of disclosure under "Operating Results" have been calculated as follows. In the case of the Fund, earnings from operations have been derived by adding interest expense, income tax expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period. In the case of the Vendors, earnings from operations have been derived by adding amortization expense, charitable donations, management salaries to directors, officers and shareholders, interest expense, income tax expense and non-controlling interest to the net income for the period and subtracting from the resulting total income taxes recovered and income arising from subsidiaries accounted for on an equity basis.

Earnings from operations as so calculated is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that earnings from operations as so calculated should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating earnings from operations as so calculated may differ from the methods used by other issuers. Therefore, the Fund's earnings from operations as so calculated may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

File No. 82-34937

Liquor Stores Income Fund

Consolidated Financial Statements
December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 6776

February 15, 2006

Auditors' Report

To the Trustees of
Liquor Stores Income Fund

We have audited the consolidated balance sheets of **Liquor Stores Income Fund** as at December 31, 2005 and 2004 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the year ended December 31, 2005 and for the period from August 10, 2004 to December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Liquor Stores Income Fund

Consolidated Balance Sheets

As at December 31, 2005 and 2004

	2005 $	2004 $
Assets		
Current assets		
Cash	2,047,400	1,003,804
Accounts receivable	1,102,634	666,130
Inventory	34,066,925	20,676,416
Prepaid expenses and deposits	1,552,731	413,585
	38,769,690	22,759,935
Pre-opening costs	471,903	164,954
Equity investment (note 6)	422,789	432,728
Property and equipment (note 7)	18,007,419	12,184,265
Future income taxes (note 8)	34,000	14,000
Intangible assets (note 9)	424,293	406,466
Goodwill (note 10)	82,676,117	66,943,639
	140,806,211	102,905,987
Liabilities		
Current liabilities		
Bank indebtedness (note 11)	15,492,652	12,222,372
Accounts payable and accrued liabilities (note 12)	3,628,182	1,629,896
Distributions payable to unitholders (note 17)	553,576	358,190
Distributions payable to non-controlling interest (note 17)	752,500	721,523
	20,426,910	14,931,981
Long-term debt (note 11)	11,352,466	7,397,917
	31,779,376	22,329,898
Commitments (note 13)		
Non-controlling interest (note 15)	41,700,230	42,376,480
Unitholders' Equity		
Unitholders' equity		
Fund Units (note 14)	66,990,066	37,814,172
Cumulative undistributed earnings	336,539	385,437
	67,326,605	38,199,609
	140,806,211	102,905,987

Liquor Stores Income Fund

Consolidated Statements of Earnings and Cumulative Undistributed Earnings

For the year ended December 31, 2005 and for the period from August 10, 2004, including operations from September 28, 2004 (date of commencement of business operations) to December 31, 2004

	Year ended December 31, 2005 $	Three-month period ended December 31, 2004 $
Sales	157,443,781	35,542,909
Cost of sales	122,114,588	27,571,758
Gross margin	35,329,193	7,971,151
Expenses		
Operating	18,072,344	3,633,204
Administrative	3,843,880	851,521
Amortization of property and equipment	1,349,357	249,728
Acquisition and store development	457,223	-
Amortization of intangible assets	85,800	22,534
Amortization of pre-opening costs	82,566	-
	23,891,170	4,756,987
Earnings before the undernoted items	11,438,023	3,214,164
Loss on disposal of property and equipment	(267,400)	-
	11,170,623	3,214,164
Interest expense		
Interest on current debt	(604,096)	(171,302)
Interest on long-term debt	(254,874)	(86,236)
	(858,970)	(257,538)
Earnings before non-controlling interest	10,311,653	2,956,626
Non-controlling interest	(4,213,705)	(1,460,921)
Net earnings for the year	6,097,948	1,495,705
Cumulative undistributed earnings – Beginning of year	385,437	-
Distributions declared	(6,146,846)	(1,110,268)
Cumulative undistributed earnings – End of year	336,539	385,437
Basic earnings per Unit (note 16)	1.045	0.348
Diluted earnings per Unit (note 16)	1.029	0.348

Liquor Stores Income Fund

Consolidated Statements of Cash Flows

For the year ended December 31, 2005 and for the period from August 10, 2004, including operations from September 28, 2004 (date of commencement of business operations) to December 31, 2004

	Year ended December 31, 2005 $	Three-month period ended December 31, 2004 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	6,097,948	1,495,705
Items not affecting cash		
Amortization	1,517,723	272,262
Future income taxes	(20,000)	6,000
Equity (earnings) loss	(54,973)	1,942
Loss on disposal of property and equipment	267,400	-
Accrued interest	-	122,217
Non-controlling interest	4,213,705	1,460,921
	12,021,803	3,359,047
Net change in non-cash working capital items	(7,458,694)	(2,696,092)
	4,563,109	662,955
Financing activities		
Net proceeds from the issuance of Units	28,679,064	37,814,172
Increase in bank indebtedness	3,270,280	12,166,973
Proceeds of long-term debt	11,454,549	7,331,099
Repayment of long-term debt	(7,500,000)	-
Distributions paid to unitholders	(5,951,460)	(752,078)
Distributions paid to non-controlling interest	(4,362,147)	(362,918)
	25,590,286	56,197,248
Investing activities		
Business acquisitions (note 5)	(26,218,005)	(55,445,706)
Cash acquired on acquisitions	51,150	38,413
Purchase of property and equipment	(2,618,341)	(115,786)
Proceeds on disposal of property and equipment	-	1,350
Pre-opening costs	(389,515)	-
Advances from (to) equity investee	64,912	(334,670)
	(29,109,799)	(55,856,399)
Increase in cash	1,043,596	1,003,804
Cash – Beginning of year	1,003,804	-
Cash – End of year	2,047,400	1,003,804
Supplementary information		
Interest paid	882,318	135,321

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $43,000,000. Concurrent with the closing of the IPO, the Fund acquired a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP") (note 4) and Liquor Stores LP acquired the net assets (the "Acquired Business") of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors"). As at December 31, 2005, Liquor Stores LP operated seventy (2004 – forty-nine) retail liquor stores in Alberta and five (2004 – one) retail liquor stores in British Columbia.

2 Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect the following accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, goodwill is assessed for impairment based on the expected discounted future cash flows of the related operations, and amortization of property and equipment is based on their estimated useful lives. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the period in which they become known.

a) Basis of presentation

These consolidated financial statements include the accounts of the Fund, Liquor Stores Operating Trust, Liquor Stores LP, Liquor Stores GP Inc. and several subsidiaries thereof. All inter-entity balances and transactions have been eliminated on consolidation.

The Fund accounts for investments in which it has significant influence, but not control, using the equity method.

b) Revenue recognition

Revenue is generated from sales to customers through retail stores and is recognized at the point of sale.

c) Cash

Cash consists of cash on hand and balances with banks.

d) Inventory

Inventory is valued at the lower of cost, determined on the first in, first out basis, and net realizable value.

e) Pre-opening costs

Pre-opening costs represent direct costs incurred in acquiring and developing new stores in British Columbia and Alberta. The Fund defers such expenditures incurred during the pre-operating period. These costs are amortized over the two years after a developed store commences operations. Costs related to acquired stores are capitalized at the time of possession. Costs incurred relating to locations that are subsequently abandoned are expensed in the period of abandonment.

f) Property and equipment

Property and equipment is recorded at cost. Amortization is provided for over the estimated useful lives of assets on a straight-line basis at annual rates disclosed in note 7. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

g) Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is assessed annually or when events and circumstances indicate the carrying value may not be recoverable. The Fund uses the two step impairment test as outlined in CICA handbook section 3062.27 to determine if there is impairment in the carrying value of goodwill. The Fund uses a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

h) Intangible assets

Intangible assets represent management's estimate of the fair value at the time of acquisition. Intangible assets consist of customer relationships, existing retail liquor licenses and business permits, including zoning permissions to operate a retail liquor store and the value attributed to property leases acquired at less than market rates.

The amount attributable to customer relationships is amortized over five years and the amount attributable to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of limited life intangible assets for impairment when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is no longer recoverable and exceeds their fair value.

Retail liquor licenses and business permits to operate a retail liquor store have an indefinite life; therefore, the cost attributable to these items is not amortized. The Fund will assess the carrying value of this unlimited life intangible asset for impairment annually, or more frequently, if events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

i) Future income taxes

Incorporated subsidiaries of the Fund use the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Income tax obligations relating to distributions of the Fund are the obligations of the Unitholders and, accordingly, no provision for income taxes has been made in respect of the assets and liabilities of the Fund.

j) Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide eligible employees fund bonuses, in the form of units of the Fund, where the distributable cash of the Fund exceeds certain specified threshold amounts. The cost is accrued as an expense for the period if the distributable cash flow per unit exceeds the thresholds established by the Plan.

3 Adoption of recent Canadian accounting pronouncements

Variable interest entities

Effective January 1, 2005, the Fund adopted Accounting Guideline 15, Consolidation of Variable Interest Entities. This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. The adoption of this guideline did not have a significant impact on the consolidated financial statements of the Fund.

4 Issuance of Units

On March 2, 2005, the Fund issued 1,830,000 Fund Units at $16.40 per Fund Unit for aggregate proceeds of $30,012,000. The costs of issuance of the units were $1,332,936 resulting in net proceeds of $28,679,064. The Fund used the net proceeds from the issuance to acquire new stores as described in note 5, to repay existing indebtedness and for general corporate purposes.

On September 28, 2004, the Fund completed the IPO for aggregate proceeds of $43,000,000. The cost of issuance of the units was $5,185,828, resulting in net proceeds of $37,814,172. Concurrent with the closing of the IPO, the Fund used the net proceeds from the IPO to acquire an indirect 50.6% interest in Liquor Stores LP, represented by 4,300,000 Ordinary LP Units. Liquor Stores LP combined these funds with funds from new credit facilities and contributions by the Vendors, to acquire, through a series of transactions, 100% of the net business assets of the Vendors as described in Note 5.

5 Business Acquisitions

a) 2005 Acquisitions

During the year ended December 31 2005, the Fund completed the acquisition of 22 retail liquor store businesses. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	4,821,570
Goodwill	15,732,478
Intangible assets	103,627
	20,657,675
Net working capital	5,560,330
Cash paid	26,218,005

For two agreements entered into for the purchase of certain stores, the Fund may be required to make contingent payments as follows: i) $100,000 each year for the next six years provided that certain store sales threshold are achieved; and ii) 1% of gross sales of certain stores payable quarterly for the next five years to a maximum of $450,000.

These payments, if any, will be recorded as an additional cost of the purchase as they are resolved.

b) 2004 Acquisitions

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	12,319,558
Goodwill	66,943,639
Intangible assets	429,000
Other assets	121,975
	79,814,172
Net working capital	17,631,534
	97,445,706

	$
Consideration, being cash from IPO and new credit facilities	55,445,706
Liquor Stores LP Exchangeable LP Units	20,750,000
Liquor Stores LP Subordinated LP Units	21,250,000
	97,445,706

6 Equity investment

	2005 $	2004 $
Shares – 50%	1	1
Equity earnings (loss)	53,031	(1,942)
Advances	369,757	434,669
	422,789	432,728

The advances are non-interest bearing and have no specified repayment terms.

7 Property and equipment

				2005
	Rate %	**Cost** $	**Accumulated amortization** $	**Net book value** $
Leasehold improvements	7	14,904,491	1,085,941	13,818,650
Operating equipment	10	1,773,400	165,453	1,607,947
Office equipment and fixtures	10	696,971	75,055	621,916
Computer equipment	20	676,159	101,789	574,370
Automotive	20	307,386	50,987	256,399
Signage	10	683,564	67,374	616,190
Shelving and racking	10	570,601	58,654	511,947
		19,612,572	1,605,253	18,007,419

				2004
	Rate %	**Cost** $	**Accumulated amortization** $	**Net book value** $
Leasehold improvements	7	9,876,931	183,362	9,693,569
Operating equipment	10	1,012,416	20,405	992,011
Office equipment and fixtures	10	360,933	9,461	351,472
Computer equipment	20	216,075	11,232	204,843
Automotive	20	133,163	6,931	126,232
Signage	10	433,081	7,890	425,191
Shelving and racking	10	401,394	10,447	390,947
		12,433,993	249,728	12,184,265

8 Future income taxes

The Fund has recognized future income taxes related to non-capital losses of $312,000 (2004 – $63,078) available in a subsidiary to offset income of future years. If not utilized, the losses will expire in 2015.

The Fund records income taxes relating to temporary differences and income earned by corporate subsidiaries of the Fund. The Fund does not record income taxes relating to the remaining temporary differences nor the remaining income earned by the Fund. Unitholders of the Fund will be responsible for these income taxes. The taxable (deductible) temporary differences relating to assets (liabilities) of the Fund for which income taxes are not recorded are as follows:

	2005 $	2004 $
Goodwill	31,912,977	26,491,523
Property and equipment	7,558,034	6,650,993
Deferred lease inducements	(8,498)	(9,486)
Issue costs	(4,344,003)	(4,163,694)
	35,118,510	28,969,336

9 Intangible assets

			2005
	Cost $	Accumulated amortization $	Net $
Customer relationships	139,058	24,874	114,184
Retail liquor licenses and business permits	11,000	-	11,000
Leases	382,569	83,460	299,109
	532,627	108,334	424,293

			2004
	Cost $	Accumulated amortization $	Net $
Customer relationships	93,000	4,650	88,350
Retail liquor licenses and business permits	11,000	-	11,000
Leases	325,000	17,884	307,116
	429,000	22,534	406,466

10 Goodwill

	2005 $	2004 $
Balance – Beginning of year	66,943,639	-
Business acquisitions (note 5)	15,732,478	66,943,639
Balance – End of year	82,676,117	66,943,639

The Fund performed an annual goodwill impairment test and determined there was no impairment to the carrying value of goodwill at December 31, 2005.

11 Bank indebtedness and long-term debt

Interest on bank indebtedness is payable at the lender's prime rate plus 0.25% or at the banker's acceptance rate plus 1.50%. As at December 31, 2005, there were no banker's acceptances. As at December 31, 2004, included in bank indebtedness are banker's acceptances of $6,500,000 at an effective rate of 4.34% and $5,000,000 at an effective rate of 4.13%.

Interest on long-term debt is payable at the bank's prime rate plus 0.50%. As of December 31, 2005, the effective long-term debt rate of interest was 5.50% (2004 – 4.59%). The loan matures on April 30, 2006. The loan does not require principal repayments, but the bank has the right to demand the loan to repaid in full, three hundred and sixty four days from the maturity of the current term. Therefore the loan is due on April 29, 2007.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance.

12 Related party transactions

During the year, the Fund incurred professional fees of $257,197 (2004 – $9,400) to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $81,193 (2004 – $17,600). During the year, the Fund paid fees and expenses to a company controlled by the President of the Fund, relating to the supervision of construction of developed stores, in the amount of $83,647 (2004 – $nil). These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $94,848 (2004 – $7,100) relating to these transactions.

As at December 31, 2004, accounts payable and accrued liabilities included $427,373 owing to the Vendors relating to the acquisition of assets at the time of the IPO. No interest is charged on these amounts. There were no amounts owing to the Vendors at December 31, 2005.

13 Commitments

The Fund occupies its retail locations under lease agreements with varying terms from five to fifteen years, expiring from November 2006 to October 2019. The leases provide for minimum annual lease payments as follows:

	$
Years ending December 31, 2006	5,223,950
2007	4,902,253
2008	4,590,708
2009	3,564,509
2010	2,657,771
Aggregate of all years thereafter	7,708,193
	28,647,384

14 Unitholder's equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – September 28, 2004 and December 31, 2004	4,300,000	5,185,828	37,814,172
Units issued on March 2, 2005	1,830,000	1,332,936	28,679,064
Exchangeable LP Units exchanged during 2005	49,683	-	496,830
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

15 Non-controlling interest

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Liquor Stores LP Units			
Balance – September 28, 2004 and December 31, 2004	2,075,000	2,125,000	4,200,000
Exchange for Fund Units	(49,683)	-	(49,683)
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
	$	$	$
Balance – September 28, 2004	20,750,000	21,250,000	42,000,000
Earnings	721,765	739,156	1,460,921
Distributions declared	(535,766)	(548,675)	(1,084,441)
Balance – December 31, 2004	20,935,999	21,440,481	42,376,480
Earnings	2,074,922	2,138,783	4,213,705
Units exchanged for Fund Units	(496,830)	-	(496,830)
Distributions declared	(2,162,215)	(2,230,910)	(4,393,125)
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
	#	#	#
Fund Special Voting Units			
Balance – September 28, 2004 and December 31, 2004	2,075,000	2,125,000	4,200,000
Exchange for Fund Units	(49,683)	-	(49,683)
Balance –December 31, 2005	2,025,317	2,125,000	4,150,317
	$	$	$
Balance – September 28, 2004, December 31, 2004 and December 31, 2005	-	-	-

Liquor Stores LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by Liquor Stores LP have economic and voting rights equivalent to the Fund Units (note 14), except in connection with the exchangeability terms as described below. They are exchangeable, directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions from Liquor Stores LP pro rata with distributions made by Liquor Stores LP on Fund Units.

Liquor Stores LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 14), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 14) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed per Ordinary LP Units and Exchangeable LP Units during such fiscal quarter, only after the distributions have been made on the Ordinary LP Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis (and the subordination provisions will only apply until) as at the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Fund has earned EBITA (earnings before interest, taxes and amortization) of at least $9.836 million and the Fund has paid distributions of at least $1.00 per LP Unit for such fiscal year.

In the event that a take-over bid by a person acting at arm's length to the holders of the Subordinated LP Units is accepted by holders of the Fund Units representing 20% or more of the issued and outstanding Units of the Fund on a fully diluted basis, or in the event of certain other acquisition transactions in respect of the Fund, the subordination provisions will terminate and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis.

Fund Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. Fund Special Voting Units will automatically be transferred upon a transfer of the Exchangeable LP Units or the Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount. The Fund issued 4,200,000 Fund Special Voting Units relating to the 2,075,000 Exchangeable LP Units and 2,125,000 Subordinated LP Units that were issued at the time of the IPO.

16 Earnings per Unit

	2005 $	2004 $
Net earnings – numerator utilized in basic Earnings per Unit	6,097,948	1,495,705
Non-controlling interest	4,213,705	1,460,921
Earnings – numerator utilized in diluted Earnings per Unit	10,311,653	2,956,626
	$	$
Equivalent units outstanding – Beginning of period	4,300,000	4,300,000
Weighted average of equivalent Units issued	1,537,614	-
Denominator utilized in basic Earnings per Unit	5,837,614	4,300,000
Exchangeable and Subordinated Units	4,186,551	4,200,000
Denominator utilized in diluted Earnings per Unit	10,024,165	8,500,000
Earnings per Unit – Basic	1.045	0.348
Earnings per Unit – Diluted	1.029	0.348

17 Distributions

Distributions are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $1.05 (2004 – $0.2582) per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund Unit for the year:

						2005
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
Distributions	6,146,846	5,593,270	4,393,125	3,640,625	10,539,971	9,233,895

						2004
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
Distributions	1,110,268	752,078	1,084,411	362,918	2,194,709	1,114,996

At December 31, 2005, distributions payable to unitholders was $553,576 (2004 – $358,190). Distributions outstanding as at December 31, 2004 were paid in 2005.

At December 31, 2005, distributions payable to non-controlling interest was $752,500 (2004 – $721,523). Distributions outstanding as at December 31, 2004 were paid in 2005.

18 Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Generally, one-third of these units will vest equally in each of the three years following the grant of these awards. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The base distribution for the fiscal period ended December 31, 2004 is $0.2582 per Unit; for the fiscal years ending December 31, 2005 and 2006 is $1.00 per Unit and for the fiscal years ending December 31, 2007 and thereafter, the base distribution will be set by the compensation committee.

For the year ended December 31, 2005, the distributable cash flow per unit exceeded the base distribution by $0.05 per Unit (2004 – $nil). Accordingly the Fund has recorded a liability to the Plan of $17,217 (2004 – $nil), with the acquisition of units to be completed in early 2006.

19 Financial instruments

The Fund, as part of its operations, is party to a number of financial instruments. These financial instruments include accounts receivable, advances to equity investee, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. It is management's opinion that the Fund is not exposed to significant interest, currency or credit risk arising from these financial instruments, except as described below.

Interest rate risk

The Fund's bank indebtedness and its long-term debt, as described in note 11, bear interest with floating rates over prime or the appropriate bankers' acceptance rate, thus exposing the Fund to interest rate fluctuations.

Fair value disclosure

The carrying amount of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their fair value either due to their relatively short-term maturities or interest rates which approximate market rates. The fair value of advances to equity investees cannot be determined since the advances do not have specified terms and no active market for the advances exists. The carrying values of long-term debt approximate the fair value of the long-term debt as the interest rate affecting this amount approximates market rates.

20 Economic dependence

Under Alberta provincial legislation, the Fund is required to purchase liquor and related products from the Alberta Gaming and Liquor Commission. As the Fund's income is derived entirely from the sale of liquor and related products, its ability to continue viable operations is dependent upon maintaining its relationship with this main supplier.

21 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

File No. 82-34937

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Liquor Stores Income Fund**

Financial Year Ending, used in calculating the participation fee: **December 31, 2005**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Trust Units (including trust units issuable on exchange of the exchangeable securities of a subsidiary of the Fund)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		10,330,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$17.33	
Market value of class or series	=	$179,018,900	
			$179,018,900(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			N/A(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$179,018,900
Total fee payable in accordance with Appendix A of the Rule			$15,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the Issuer's financial year
____
12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

File No. 82-34937

CERTIFICATE

TO: **The Securities Commission or other Securities Regulatory Authority in each of the Provinces of Canada**

RE: **Annual Undertaking Pursuant to National Policy 41-201 "Income Trusts and Other Indirect Offerings"**

Liquor Stores GP Inc.. in its capacity as the administrator of Liquor Stores Income Fund (the "Trust"), hereby certifies for and on behalf of the Trust that the Trust has complied with the undertaking dated September 17, 2004 given by the Trust in relation to the offering of trust units by way of a long form initial public offering prospectus of the Trust dated September 17, 2004.

DATED February 17, 2006.

LIQUOR STORES INCOME FUND, by its administrator, Liquor Stores GP Inc.

By: *"Irving Kipnes"*
Irving Kipnes
President and Chief Executive Officer

G:\060475\0002\Certificate re Annual Undertaking - 2005.doc

END